Duke Energy®





# Well positioned.

2011 Annual Report and Form 10-K

## PROFILE

Headquartered in Charlotte, N.C., Duke Energy Corporation is one of the largest electric power holding companies in the United States. A Fortune 500 company, Duke Energy is listed on the New York Stock Exchange under the symbol DUK. More information about Duke Energy can be found at: www.duke-energy.com.

## FINANCIAL HIGHLIGHTS[a]

(In millions, except per-share amounts and ratios)

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| **Operating Results** | | | |
| Total operating revenues | $14,529 | $14,272 | $12,731 |
| Net income | $ 1,714 | $ 1,323 | $ 1,085 |
| Net income attributable to Duke Energy Corporation | $ 1,706 | $ 1,320 | $ 1,075 |
| **Ratio of Earnings to Fixed Charges** | 3.2 | 3.0 | 3.0 |
| **Common Stock Data** | | | |
| Shares of common stock outstanding | | | |
| Year-end | 1,336 | 1,329 | 1,309 |
| Weighted average — basic | 1,332 | 1,318 | 1,293 |
| Weighted average — diluted | 1,333 | 1,319 | 1,294 |
| Reported diluted earnings per share | $ 1.28 | $ 1.00 | $ 0.83 |
| Adjusted diluted earnings per share | $ 1.46 | $ 1.43 | $ 1.22 |
| Dividends per share | $ 0.99 | $ 0.97 | $ 0.94 |
| **Balance Sheet Data** | | | |
| Total assets | $62,526 | $59,090 | $57,040 |
| Long-term debt including capital leases and variable interest entities, less current maturities | $18,679 | $17,935 | $16,113 |
| Total Duke Energy Corporation shareholders' equity | $22,772 | $22,522 | $21,750 |

[a] Significant transactions reflected in the results above include: 2011, 2010 and 2009 impairments of goodwill and other assets (see Note 12 to the Consolidated Financial Statements, "Goodwill, Intangible Assets and Impairments").

See Notes to Consolidated Financial Statements in Duke Energy's 2011 Form 10-K.

**Earnings Per Share**
(in dollars)



Reported Diluted
Adjusted Diluted
0.83
1.22
1.00
1.43
1.28
1.46
2009
2010
2011


**Dividends Per Share**
(in dollars)



0.94
0.97
0.99
2009
2010
2011


**Capital and Investment Expenditures**
(dollars in billions)



4.6
4.9
4.6
2009
2010
2011



**James E. Rogers**
Chairman, President and Chief Executive Officer

Dear Stakeholders:

The cover of this year's annual report shows the pinnacle of the Duke Energy Center, our new corporate headquarters in Charlotte, North Carolina. It is a visible reminder of the stability of our company and our optimism for the future. As the largest building in the nation to achieve Platinum LEED certification for meeting stringent environmental and energy efficiency targets, it's a fitting home for a company committed to sustainability.

The Duke Energy Center is 85 percent more water efficient and 21 percent more energy efficient than standard office buildings. It has a rooftop garden to reduce heating and cooling loads, and was built with organic materials to create a healthier interior environment. When I enter the building each morning, I'm reminded of our commitments to our communities and our sustainability goals.

From this vantage point, literally and figuratively, we clearly see our challenges and we are well positioned to meet them.

2011 was a remarkable year in many ways. The achievements of the women and men of Duke Energy speak volumes about our culture of safety, customer and community service and excellent operational performance.

First, we achieved constructive regulatory outcomes. In the Carolinas, we reached settlements to adjust customer rates in order to recover expenses and capital investments in our modernization program. State utility regulators approved these settlements in early 2012, and the revised rates are now in effect. In Ohio, we gained approval of our Electric Security Plan (ESP). The new ESP gives us longer-term clarity and the strategic flexibility we need to operate in the state's market-based system at a time of historically low energy and capacity prices.

Second, Duke Energy's generating fleet operated exceptionally well throughout the year. Based on early reports, our nuclear fleet had the nation's lowest total operating cost per kilowatt (kW) in 2011, and our Catawba Nuclear Station was the nation's most cost efficient plant. In addition, our nuclear fleet recorded a 92.95 percent capacity factor[1], above 90 percent for the 12th consecutive year. Our regulated fossil fleet achieved commercial availability[2] of 87.8 percent in 2011, consistent with excellent past performance. For the third consecutive year, our Midwest gas-fired fleet achieved record generation levels and our U.S. commercial fleet exceeded its operational targets. Simply put, these numbers mean that our generation assets were available when we needed them most — and they reflect the discipline and diligence of our generation teams.

Third, for the sixth consecutive year, we improved on an important safety metric, Total Incident Case Rate[3], which was 4 percent lower than in 2010. This performance reflects the success of our "safety-first" culture and the programs we have in place to reward employees for behaviors that save money and lives. In my letter last year, I discussed our determination to eliminate contractor fatalities. We succeeded in 2011, ending the year with no employee or contractor work-related fatalities. Our focus on safety will continue to be a top priority.

Fourth, our strong financial positioning is reflected in our stock price, which performed exceptionally well in 2011. Total shareholder return of 30.3 percent included dividends of 99 cents per share. We significantly outperformed the Philadelphia Utility Index (UTY), which returned 19.3 percent, and the S&P 500, which returned 2.1 percent. In fact, Duke Energy's cumulative three-year returns of 74.1 percent and five-year returns of 48.7 percent have outperformed the UTY's respective returns of 38.7 percent and 20.1 percent.

**TOTAL SHAREHOLDER RETURN**

(for periods ending December 31, 2011)

**ONE YEAR**



DUKE ENERGY CORPORATION 30.3%

PHILADELPHIA UTILITY INDEX 19.3%

S&P 500 INDEX 2.1%

**THREE YEARS**



DUKE ENERGY CORPORATION 74.1%

PHILADELPHIA UTILITY INDEX 38.7%

S&P 500 INDEX 48.6%

**FIVE YEARS**



DUKE ENERGY CORPORATION 48.7%

PHILADELPHIA UTILITY INDEX 20.1%

S&P 500 INDEX -1.2%

1 The ratio of the average operating load of an electric power generating unit for a period of time to the capacity rating of the unit during that period.
2 Commercial availability is the ratio of the margin (in dollars) available from operating a unit, compared with the margin if the unit is operated at rated capacity.
3 Number of recordable incidents per 100 workers (based on OSHA criteria).

"2011 was a remarkable year in many ways. The achievements of the women and men of Duke Energy speak volumes about our culture of safety, customer and community service and excellent operational performance."

## Merger positioning

Our plans to close our announced merger with Progress Energy at year-end were delayed in December. The Federal Energy Regulatory Commission (FERC) turned down our proposed plan to mitigate the market power of the merged company in the Carolinas. On February 22, 2012, we filed a summary of our revised mitigation plan with the North Carolina Utilities Commission (NCUC), and we expect to submit that revised plan to FERC by the end of March.

We believe the revised plan responds to the concerns of FERC by providing for permanent transmission upgrades and interim firm sales of capacity and energy. The NCUC is reviewing the mitigation plan in advance of our filing with FERC.

Throughout the merger process, our objective has been to strike the right balance between benefits to customers and shareholders. Over the coming months, both Duke Energy and Progress Energy will be working closely with the North Carolina Public Staff and the Office of Regulatory Staff in South Carolina to achieve that balance. Final agreement on the proposed mitigation efforts will depend on the successful resolution of appropriate state ratemaking treatment associated with measures in the revised mitigation plan and other merger-related issues.

The U.S. Nuclear Regulatory Commission (NRC), the Kentucky Public Service Commission and the shareholders of both companies have already approved the merger. The closing date will depend on the successful completion of the regulatory approval process.

## Positioned financially

During 2011, we stayed focused on earnings and dividend growth, and maintaining the strength of our balance sheet and credit ratings. Although we did not experience the weather extremes that boosted sales and earnings in 2010, we still ended 2011 with adjusted diluted earnings per share (EPS) of $1.46. This exceeded both our original adjusted diluted EPS guidance range of $1.35 to $1.40 for the year and our increased range of $1.40 to $1.45, and our 2010 results of $1.43 — growing adjusted diluted EPS for the third consecutive year.

In 2011, we increased our quarterly cash dividend to shareholders from 24.5 to 25 cents per share. Our dividend yield at year-end was 4.5 percent, and our payout ratio (based on 2011 adjusted diluted EPS of $1.46) was approximately 68 percent (within the 65 to 70 percent target range set by our board of directors). 2011 was the 85th consecutive year Duke Energy has paid a quarterly dividend on its common stock.

We also continued to take advantage of historically low interest rates to issue new debt and refinance maturing debt, in order to finance our modernization investments. Over the past three years, we have issued $7.65 billion of fixed-rate debt in the U.S. at a weighted-average interest rate of approximately 4.3 percent and weighted-average maturity of 13 years. (This excludes tax-exempt financings and international/project financings.) We expect to issue approximately $2.2 billion of debt in 2012. The current low-interest-rate environment helps us mitigate rate increases needed to recover our costs to



**Executive Leadership Team**
From left to right:

**Jennifer L. Weber**
Group Executive, Human Resources and Corporate Relations

**Marc E. Manly**
Group Executive, Chief Legal Officer and Corporate Secretary

**Dhiaa M. Jamil**
Group Executive, Chief Generation Officer and Chief Nuclear Officer

**James E. Rogers**
Chairman, President and Chief Executive Officer

**B. Keith Trent**
Group Executive and President Commercial Businesses

**Lynn J. Good**
Group Executive and Chief Financial Officer

modernize our power plants and reduce our environmental impacts. Our strong S&P and Moody's investment-grade credit ratings remained stable throughout 2011. At year-end, our total available liquidity, which was supported by a new five-year, $4 billion credit facility, was approximately $4.5 billion, compared to $3.4 billion at the end of 2010.

## Positioned for sustainability

The strength of our 2011 financial performance in a continuing weak economy underscores the hard work and dedication of our employees. They remained focused on our goals: to safely deliver affordable, reliable and increasingly clean energy, to provide exceptional customer service, and to generate solid returns for our investors.

The women and men of Duke Energy position us to do business profitably, in a way that is good for people and the planet. This corporate commitment was recognized in 2011, when Duke Energy was named to the Dow Jones Sustainability World Index for the second year in a row. We were one of only 13 utilities selected out of 102 candidates in our sector worldwide.

We also ranked on the Dow Jones Sustainability North America Index for the sixth consecutive year. You can read about our sustainability initiatives in our 2011|2012 Sustainability Report, which will be available in April at www.duke-energy.com.

We have also made good progress on meeting our energy efficiency goals. Throughout the nation, consumers are using electricity more wisely in their homes and businesses, due to more efficient appliances and a greater focus on energy conservation. Our own customers have benefited from incentives that encourage them to use less electricity. These programs, and associated advanced metering, have also helped us improve system reliability.

## Positioned for regulatory success

Building advanced power plants — and improving the environmental performance of existing plants — doesn't come cheaply. Power plants take years to permit and construct, and require enormous amounts of capital. In fact, electric utilities are among the nation's most capital-intensive industries, with one of the longest investment cycles. We recover those investments through customer rates over the operating lives of the plants, which span many decades.

It is important to put these rate increases in context. The decisions we make today to modernize our power system must stand the test of time, and last several generations. Thanks in part to the investments we made in low-cost nuclear and coal-fired power plants decades ago, Duke Energy offers some of the most competitive electricity rates in the U.S. It's also worth noting that the real cost of electricity, averaged and adjusted for inflation, actually declined over the past 50 years. Not many industries can point to price declines and operating efficiencies over such an extended period.

By the end of 2012, however, we expect regulatory approval of rate increases in four of our five jurisdictions — to recover our modernization investments. Our objective is to continue to keep our customer rates as low as possible as we build a cleaner, more efficient power system to support economic growth in our service territories.

**Carolinas**

In January 2012, both the North Carolina Utilities Commission and the Public Service Commission of South Carolina gave final approval to raise rates for a typical residential customer by approximately 7.2 percent and 6.0 percent, respectively. We know this is a difficult time for our customers to absorb rate increases. But our company has made significant investments to modernize our power system since we last requested rate increases in 2009. Recovery of those investments keeps our balance sheet strong and allows us to access low-cost debt for future projects, which ultimately means savings for customers.

As we complete our current construction program, we expect to file for additional rate increases in both North Carolina and South Carolina later this year, primarily related to our investments in the new Cliffside and Dan River plants. We would expect these new rates to go into effect in 2013.

**Indiana**

Cost pressures have challenged our Edwardsport IGCC project in Indiana during construction. A proposal pending with the Indiana Utility Regulatory Commission would cap our recoverable construction costs at $2.72 billion, excluding financing costs. This is more than the $2.35 billion previously approved, but less than our current project estimate of $2.98 billion (also excluding financing costs).

Though interveners to the cost increase proceedings have alleged the company concealed information and mismanaged the project, we presented a strong case on the company's behalf at extensive hearings before the Indiana commission that concluded in January, including extensive testimony from independent experts.

We believe the costs of the Edwardsport project were reasonable, prudent and necessary. We do not expect a commission decision before the end of the third quarter of this year.

**Ohio**

We have spent the last year seeking longer-term clarity on the regulatory mechanisms for generation in Ohio. The returns from our Ohio retail electric business have declined over the past several years, as customers switched to other generation suppliers with lower market-based prices.

On November 22, 2011, the Public Utilities Commission of Ohio (PUCO) approved a new ESP for Duke Energy Ohio. This ESP, which extends through May 2015, balances the needs of customers and investors, while also recognizing Ohio's preference for competitive markets. It ensures that our customers will be better able to take advantage of today's low market rates, and it also gives the company strategic flexibility. Key terms of the ESP include a three-year non-bypassable stability charge totaling $330 million that will be collected through 2014, market-based customer rates established through competitive auctions, and the ability to transfer Duke Energy Ohio generating assets to a non-regulated affiliate or subsidiary no later than the end of 2014.

The first wholesale generation auction under the new ESP resulted in a 17.5 percent lower rate for a typical Duke Energy Ohio customer. Additionally, on January 1, 2012, we completed the move of the Duke Energy Ohio and Duke Energy Kentucky transmission systems from the Midwest Independent System Operator (MISO) to the PJM Interconnection regional transmission organization, connecting us with new market opportunities.

## Positioned for commercial success

In 2011, our domestic and international commercial businesses contributed $984 million, or approximately 27 percent of our total adjusted segment EBIT, due in large part to exceptional earnings from our international business. In 2012, we expect our Commercial Power and International businesses will deliver approximately 25 percent of our adjusted segment net income.

In October I visited our Duke Energy International operations in Peru and Brazil. I can confirm that the people and assets there are every bit as impressive as their 2011 earnings results. It was clear to me that our corporate culture of safety, customer service and operational excellence translates seamlessly across our company's international operations.

We have invested more than $2.5 billion in our commercial renewable energy business since 2007. This will be a record year for wind energy development at Duke Energy, as we are on schedule to complete a total of five large-scale wind farms located in Kansas, Pennsylvania and Texas. By the end of 2012, Duke Energy Renewables will own and operate more than 1,800 MW of wind and solar power, virtually all of which is underpinned by long-term power purchase agreements with other utilities.

In 2011, we advanced our commercial transmission business through formation of a joint venture with American Transmission Company to develop critically needed long-distance transmission projects across North America. Pioneer Transmission, a Duke and AEP joint venture, aims to build and operate 240 miles

### EMISSION RATES AND GENERATION

**Duke Energy's $7 billion modernization program to build four new power plants totaling 2,700 megawatts will be completed by the end of 2012. The company may also retire 3,800 megawatts of older coal plants by 2015. These projects will significantly reduce Duke Energy's emissions over the next six years.**

**Projected U.S. Emission Rates and Generation***


lbs.
GWh
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
180,000
175,000
170,000
165,000
160,000
155,000
150,000
145,000
Generation, GWh
2012 2013 2014 2015 2016 2017 2018
Sulfur dioxide ($SO_2$), lbs./MWh
Carbon dioxide ($CO_2$), lbs./kWh
Nitrogen oxides ($NO_x$), lbs./MWh
Mercury (Hg), lbs./(GWh x 100)

### DOMESTIC COAL GENERATION PROFILE

**Duke Energy will generate less electricity from coal after the power plant modernization and coal plant retirement program is completed in 2015. Every remaining Duke Energy coal plant will also have scrubbers to reduce sulfur dioxide and mercury, and three quarters of the coal fleet will also have Selective Catalytic Reduction (SCR) equipment to reduce nitrogen oxide emissions.**


Today
16.2 GW
Post Modernization**
14.6 GW
19%
23%
58%
26%
74%
Scrubbed and SCR
Scrubbed, No SCR
Potential Retirements

*U.S. Franchised Electric and Gas, based on regulatory filings.
**Modernization activities include both the addition of modern control technologies and the retirement of less-efficient units.

of extra-high-voltage 765-kilovolt lines and related infrastructure in Indiana. In late 2011, the Pioneer partners announced plans to begin engineering, permitting and siting work on the first 66-mile stretch of the new transmission line. MISO designated this initial phase of work one of 17 "Multi-Value Projects" that will boost grid reliability, relieve congestion and help integrate electricity from new renewable power plants.

## Positioned for environmental leadership

In addition to the 770 MW of new commercial wind projects, we will also complete our $7 billion, 2,700 MW regulated generation fleet modernization program in 2012. This program advances our goals to more efficiently operate our regulated fleet, diversify fuel supply risk and meet increasingly stringent environmental regulations. Our plans for compliance with existing environmental permit commitments and new Environmental Protection Agency regulations currently assume potential retirements of up to 3,800 MW of coal generation by 2015, about 20 percent of our current coal fleet, and new emission controls on our remaining coal units.

Two of the new power plants in our modernization program are coal-fired, and two are fueled by natural gas. A 620-MW combined-cycle natural gas plant at our Buck Steam Station in North Carolina came on line at the end of 2011. The 825-MW Cliffside advanced coal-fired plant and the 620-MW Dan River combined-cycle natural gas plant, also in North Carolina, are on schedule to be in service this year.

The 618-MW integrated gasification combined-cycle (IGCC) Edwardsport project in Indiana is also nearing completion. This plant will be one of the cleanest, most efficient coal-fired plants in the world. We are proud that during the construction of these plants, nearly 6,500 construction jobs were created.

## Positioned for future generation

Duke Energy prudently maintains a fuel-diverse portfolio of electric generating plants. Our fleet is 40.7 percent coal-fired, 12.9 percent nuclear, 28.1 percent oil and gas-fired, 15.5 percent hydro, and 2.7 percent wind and solar. More than 25 percent of this portfolio produces carbon-free electricity. Nuclear and coal-based generation sources comprise approximately 88 percent of our 2011 U.S. generation as measured in megawatt-hours (MWh).

Carbon-free nuclear energy continues to be a key component of our company's long-term modernization strategy. Throughout 2011, the U.S. Nuclear Regulatory Commission (NRC) closely examined our entire nation's nuclear fleet, following the earthquakes and subsequent tsunami in Japan in March. The NRC's conclusions support our view that nuclear energy is vital to the world's energy future. It is the only technology available today to generate carbon-free, reliable, 24/7 baseload electricity. We made investments to digitize protection systems at our Oconee station in our continuing commitment to upgrade and maintain the safety and efficiency of our nuclear fleet.

Additionally, we are looking for ways to increase our nuclear generation output. A series of nuclear uprate projects will add additional net capacity of approximately 100 megawatts when completed in 2014 — at a cost of less than $2 million per megawatt. We are also evaluating the option to assume a 5 to 10 percent interest in the V.C. Summer Nuclear Plant in South Carolina.

Firmly committed to retaining our option to build new nuclear plants, we expect to receive the operating license for our proposed Lee Nuclear Station in South Carolina in 2013. This two-reactor station could go on line as early as 2021, but only if we get appropriate construction cost recovery assurance from regulators in North Carolina.

At the same time, recent discovery of vast supplies of domestic natural gas in the Midwest and Mid-Atlantic shale formations could offer greater potential for this already lower-cost fuel, which has roughly half the carbon dioxide emissions of coal. In fact, our new Buck gas-fired, combined-cycle plant in the Carolinas is now being dispatched before our largest and most efficient coal plants — a sign of today's historically low gas prices.

Will this last? Commodity markets are cyclical, and natural gas prices have historically been highly volatile. Our existing and new natural gas plants enable us to take advantage of low natural gas prices, and our retrofitted and diverse fleet of coal, nuclear, hydroelectric, and renewable generation positions us well to minimize costs if natural gas prices increase.

## Outlook for 2012 and beyond

Over the next five years, we anticipate growing our utility rate base by approximately $5 billion, or a compounded annual growth rate of around 6 percent, as we continue our modernization and environmental retrofit programs. We expect these investments to yield competitive returns for our investors. Expected growth in international markets and U.S. renewable energy will further increase our diversified earnings base.

We also expect future growth from our wholesale origination business, where we offer competitive power supply options to a strong base of customers. Our wholesale agreements involve creditworthy counterparties, stable returns and formula rates that true up annually, eliminating regulatory lag. We have recently extended several full-requirements contracts and have attracted new customers as well. For example, we have partnered with South Carolina's largest electric cooperative to provide power under a long-term contract beginning in 2013.

Our 2012 outlook assumes slow economic recovery, completion of our fleet modernization projects, and subsequent recovery of those investments in customer rates. We are targeting adjusted diluted earnings per share

> "Over the next five years, we anticipate growing our utility rate base by approximately $5 billion, or a compounded annual growth rate of around 6 percent, as we continue our modernization and environmental retrofit programs. We expect these investments to yield competitive returns for our investors."

between $1.40 and $1.45 for 2012. In addition, we remain focused on the following key priorities:

- Serving our customers and delivering strong operational performance
- Increasing the quarterly dividend by approximately 2 percent during 2012, subject to board of directors approval
- Obtaining constructive regulatory outcomes in our pending merger with Progress Energy, in cost recovery for Edwardsport, and our planned rate cases in the Carolinas
- Completing the remaining three major construction projects and significant wind energy investments, and
- Continuing to support the communities in which we work, through leadership, investment, economic development and service projects.

In closing, I'd be remiss not to recognize the extraordinary efforts of our employees to repair our system after a number of unusually violent storms in 2011. Duke Energy Carolinas experienced 14 "major event" days, the most in 16 years. Eleven of those occurred between April and June. Our Midwest service areas experienced a total of 19 major event days. In all, 70 percent of our customers experienced some type of storm-related outage in 2011.

Our crews replaced 48 transmission towers, many in remote, hard-to-reach areas, and more than 2,000 transformers, poles and switches. As they worked to restore power, our customer service teams worked around the clock to answer phones and send emails informing customers of our progress. When Hurricane Irene hit at the end of August, Duke Energy crews headed north to help restore other utilities' systems. And these extraordinary efforts were ongoing as employees took on the extra work of planning for the integration with Progress Energy.

I am thankful for the dedication of all our employees, and also for the expertise and wisdom provided by Duke Energy's leadership team and our board of directors. In 2011, we proved that even in the most extreme situations, Duke Energy is well positioned — and determined — to meet our challenges.

Thank you for your investment and interest in Duke Energy.

*James E. Rogers*

James E. Rogers
Chairman, President and Chief Executive Officer

March 8, 2012

## BOARD OF DIRECTORS



From left to right: Jim Hance Jr., Michael Browning, John Forsgren, Dan DiMicco, Ann Maynard Gray, Jim Reinsch, Jim Rogers, Bill Barnet III, Jim Rhodes, Phil Sharp and Alex Bernhardt Sr.

**William (Bill) Barnet III**
Chairman, President and
Chief Executive Officer
The Barnet Company Inc. and
Barnet Development Corp.

*Chair, Finance and Risk Management Committee*
*Member, Nuclear Oversight Committee*
*Director of Duke Energy or its predecessor companies since 2005*

**G. Alex Bernhardt Sr.**
Chairman and
Chief Executive Officer
Bernhardt Furniture Company

*Member, Audit Committee, Nuclear Oversight Committee*
*Director of Duke Energy or its predecessor companies since 1991*

**Michael G. Browning**
Chairman and President Browning Investments Inc.

*Chair, Audit Committee*
*Member, Corporate Governance Committee, Finance and Risk Management Committee*
*Director of Duke Energy or its predecessor companies since 1990*

**Daniel R. (Dan) DiMicco**
Chairman, President and
Chief Executive Officer
Nucor Corp.

*Member, Compensation Committee, Corporate Governance Committee*
*Director of Duke Energy or its predecessor companies since 2007*

**John H. Forsgren**
Retired Vice Chairman,
Executive Vice President and Chief Financial Officer
Northeast Utilities

*Member, Audit Committee, Compensation Committee*
*Director of Duke Energy or its predecessor companies since 2009*

**Ann Maynard Gray**
Former Vice President, ABC Inc. and former President, Diversified Publishing Group of ABC Inc.

*Lead Director*
*Chair, Corporate Governance Committee*
*Member, Compensation Committee, Finance and Risk Management Committee*
*Director of Duke Energy or its predecessor companies since 1994*

**James H. (Jim) Hance Jr.**
Retired Vice Chairman and
Chief Financial Officer
Bank of America Corp.

*Chair, Compensation Committee*
*Member, Finance and Risk Management Committee*
*Director of Duke Energy or its predecessor companies since 2005*

**E. James (Jim) Reinsch**
Retired Senior Vice President
and Partner
Bechtel Group

*Member, Finance and Risk Management Committee, Nuclear Oversight Committee*
*Director of Duke Energy or its predecessor companies since 2009*

**James T. (Jim) Rhodes**
Retired Chairman, President
and Chief Executive Officer
Institute of Nuclear Power Operations

*Chair, Nuclear Oversight Committee*
*Member, Audit Committee*
*Director of Duke Energy or its predecessor companies since 2001*

**James E. (Jim) Rogers**
Chairman, President and
Chief Executive Officer
Duke Energy Corp.

*Director of Duke Energy or its predecessor companies since 1988*

**Philip R. (Phil) Sharp**
President
Resources for the Future

*Member, Audit Committee, Nuclear Oversight Committee*
*Director of Duke Energy since 2007 and its predecessor companies from 1995-2006*

## EXECUTIVE MANAGEMENT



From left to right: Brett Carter, Rick Haviland, Marc Manly, Jennifer Weber, Keith Trent, Lynn Good, Dhiaa Jamil, Jim Rogers, David Mohler, Catherine Heigel, Bill Tyndall, Julie Janson and Doug Esamann

**James E. (Jim) Rogers**
Chairman, President and
Chief Executive Officer

**Brett C. Carter**
Duke Energy Carolinas
President, North Carolina

**Douglas F. (Doug) Esamann**
President — Duke Energy Indiana

**Lynn J. Good**
Group Executive and
Chief Financial Officer

**Richard W. (Rick) Haviland**
Senior Vice President — Construction and Major Projects

**Catherine E. Heigel**
Duke Energy Carolinas
President, South Carolina

**Dhiaa M. Jamil**
Group Executive,
Chief Generation Officer and
Chief Nuclear Officer

**Julie S. Janson**
President — Duke Energy Ohio and
Duke Energy Kentucky

**Marc E. Manly**
Group Executive, Chief Legal Officer
and Corporate Secretary

**David W. Mohler**
Senior Vice President and
Chief Technology Officer

**B. Keith Trent**
Group Executive and
President — Commercial Businesses

**William F. (Bill) Tyndall**
Senior Vice President —
Federal Government and
Regulatory Affairs

**Jennifer L. Weber**
Group Executive,
Human Resources and
Corporate Relations

## U.S. FRANCHISED ELECTRIC AND GAS

**Generation Diversity**
(percent owned capacity)



| | |
|---|---|
| ● Coal | 47% |
| ● Natural Gas/Fuel Oil | 22% |
| ● Nuclear | 19% |
| ● Hydro | 12% |

**Customer Diversity**
(in billed GWh sales)



| | |
|---|---|
| ● Residential | 33% |
| ● Commercial | 32% |
| ● Industrial | 26% |
| ● Wholesale/Other | 9% |

U.S. Franchised Electric and Gas (USFE&G) consists of Duke Energy's regulated generation, electric and gas transmission and distribution systems. USFE&G's generation portfolio is a balanced mix of energy resources having different operating characteristics and fuel sources designed to provide energy at the lowest possible cost.

**Electric Operations**

- Owns approximately 27,400 megawatts (MW) of generating capacity
- Service area covers about 50,000 square miles with an estimated population of 12 million
- Service to approximately 4 million residential, commercial and industrial customers
- Over 152,200 miles of distribution lines and a 20,900-mile transmission system

**Gas Operations**

- Regulated natural gas transmission and distribution services to approximately 500,000 customers in southwestern Ohio and northern Kentucky

## COMMERCIAL POWER

Commercial Power owns, operates and manages power plants, primarily located in the Midwest, and a renewable energy portfolio. Commercial Power's subsidiary, Duke Energy Retail, serves retail electric customers primarily in Ohio with generation and other energy services at competitive rates. Commercial Power also includes Duke Energy Generation Services (DEGS), an on-site energy solutions and utility services provider.

**Generation Diversity**
(percent owned capacity)



| | |
|---|---|
| ● Natural Gas | 44% |
| ● Coal | 41% |
| ● Renewable | 12% |
| ● Other | 3% |

- Owns and operates a balanced generation portfolio of approximately 7,550 net MW of power generation (excluding wind and solar generation assets)
- Duke Energy Renewables currently has over 1,000 MW of wind energy in operation, owns 55 MW of commercial solar capacity and has a significant pipeline of development projects

## DUKE ENERGY INTERNATIONAL

Duke Energy International (DEI) operates and manages power generation facilities and engages in sales and marketing of electric power and natural gas outside the U.S. DEI's activities target power generation in Latin America. DEI also has an equity investment in National Methanol Co., a Saudi Arabian regional producer of MTBE, a gasoline additive.

**Generation Diversity**
(percent owned capacity)



| | |
|---|---|
| ● Hydro | 68% |
| ● Fuel Oil | 19% |
| ● Natural Gas | 11% |
| ● Coal | 2% |

- Owns, operates or has substantial interests in approximately 4,300 net MW of generation facilities
- Nearly 70 percent of DEI's generating capacity is hydroelectric

## CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This document includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on management's beliefs and assumptions. These forward-looking statements are identified by terms and phrases such as "anticipate," "believe," "intend," "estimate," "expect,""continue," "should," "could," "may," "plan," "project," "predict," "will," "potential," "forecast," "target," "guidance," "outlook" and similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted. Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: state, federal and foreign legislative and regulatory initiatives, including costs of compliance with existing and future environmental requirements, as well as rulings that affect cost and investment recovery or have an impact on rate structures; costs and effects of legal and administrative proceedings, settlements, investigations and claims; industrial, commercial and residential growth or decline in Duke Energy's service territories, customer base or customer usage patterns; additional competition in electric markets and continued industry consolidation; political and regulatory uncertainty in other countries in which Duke Energy conducts business; the influence of weather and other natural phenomena on Duke Energy's operations, including the economic, operational and other effects of storms, hurricanes, droughts and tornados; the impact on Duke Energy's facilities and business from a terrorist attack; the inherent risks associated with the operation and potential construction of nuclear facilities, including environmental, health, safety, regulatory and financial risks; the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates; unscheduled generation outages, unusual maintenance or repairs and electric transmission system constraints; the performance of electric generation facilities and of projects undertaken by Duke Energy's nonregulated businesses; the results of financing efforts, including the Duke Energy's subsidiaries, ability to obtain financing on favorable terms, which can be affected by various factors, including the credit ratings of Duke Energy and its subsidiaries and general economic conditions; declines in the market prices of equity securities and resultant cash funding requirements for Duke Energy's defined benefit pension plans; the level of creditworthiness of counterparties to Duke Energy's transactions; employee workforce factors, including the potential inability to attract and retain key personnel; growth in opportunities for the Duke Energy and its business units, including the timing and success of efforts to develop domestic and international power and other projects; construction and development risks associated with the completion of the capital investment projects of Duke Energy and its subsidiaries in existing and new generation facilities, including risks related to financing, obtaining and complying with terms of permits, meeting construction budgets and schedules, and satisfying operating and environmental performance standards, as well as the ability to recover costs from ratepayers in a timely manner or at all; the effect of accounting pronouncements issued periodically by accounting standard-setting bodies; the expected timing and likelihood of completion of the proposed merger with Progress Energy, Inc. (Progress Energy), including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed merger that could reduce anticipated benefits or cause the parties to abandon the merger, the diversion of management's time and attention from Duke Energy's ongoing business during this time period, the ability to maintain relationships with customers, employees or suppliers as well as the ability to successfully integrate the businesses and realize cost savings and any other synergies and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the risk that the proposed merger with Progress Energy is terminated prior to completion and results in significant transaction costs to Duke Energy; and the ability to successfully complete merger, acquisition or divestiture plans.

## Adjusted Diluted Earnings per Share ("EPS")

Duke Energy's 2011 Annual Report references 2011 adjusted diluted EPS of $1.46. Adjusted diluted EPS is a non-GAAP (generally accepted accounting principles) financial measure as it represents diluted EPS from continuing operations attributable to Duke Energy Corporation common shareholders, adjusted for the per share impact of special items and the mark-to-market impacts of economic hedges in the Commercial Power segment. Special items represent certain charges and credits which management believes will not be recurring on a regular basis, although it is reasonably possible such charges and credits could recur. Mark-to-market adjustments reflect the mark-to-market impact of derivative contracts, which is recognized in GAAP earnings immediately as such derivative contracts do not qualify for hedge accounting or regulatory accounting, used in Duke Energy's hedging of a portion of the economic value of certain of its generation assets in the Commercial Power segment. The economic value of the generation assets is subject to fluctuations in fair value due to market price volatility of the input and output commodities (e.g., coal, power) and, as such, the economic hedging involves both purchases and sales of those input and output commodities related to the generation assets. Because the operations of the generation assets are accounted for under the accrual method, management believes that excluding the impact of mark-to-market changes of the economic hedge contracts from adjusted earnings until settlement better matches the financial impacts of the hedge contract with the portion of the economic value of the underlying hedged asset. Management believes that the presentation of adjusted diluted EPS provides useful information to investors, as it provides them an additional relevant comparison of the company's performance across periods. Adjusted diluted EPS is also used as a basis for employee incentive bonuses.

The most directly comparable GAAP measure for adjusted diluted EPS is reported diluted EPS from continuing operations attributable to Duke Energy Corporation common shareholders, which includes the impact of special items and the mark-to-market impacts of economic hedges in the Commercial Power segment. The following is a reconciliation of reported diluted EPS from continuing operations to adjusted diluted EPS for 2011, 2010, 2009, and 2008:

| | **2011** | 2010 | 2009 | 2008 |
|---|---|---|---|---|
| Diluted EPS from continuing operations, as reported | **$ 1.28** | $ 1.00 | $ 0.82 | $ 1.01 |
| Diluted EPS from discontinued operations, as reported | **—** | — | 0.01 | 0.01 |
| Diluted EPS from extraordinary items, as reported | **—** | — | — | 0.05 |
| Diluted EPS, as reported | **$ 1.28** | $ 1.00 | $ 0.83 | $ 1.07 |
| Adjustments to reported EPS: | | | | |
| Diluted EPS from discontinued operations | **—** | — | (0.01) | (0.01) |
| Diluted EPS from extraordinary items | **—** | — | — | (0.05) |
| Diluted EPS impact of special items and mark-to-market in Commercial Power (see below) | **0.18** | 0.43 | 0.40 | 0.20 |
| Diluted EPS, adjusted | **$ 1.46** | $ 1.43 | $ 1.22 | $ 1.21 |

The following is the detail of the $(0.18) per share in special items and mark-to-market in Commercial Power impacting adjusted diluted EPS for 2011:

| (In millions, except per-share amounts) | **Pre-Tax Amount** | **Tax Effect** | **2011 Diluted EPS Impact** |
|---|---|---|---|
| Edwardsport impairment | **$ (222)** | **$ 87** | **$ (0.10)** |
| Emission allowances impairment | **(79)** | **28** | **(0.04)** |
| Costs to achieve the Progress Energy merger | **(68)** | **17** | **(0.04)** |
| Mark-to-market impact of economic hedges | **(1)** | **—** | **—** |
| Total adjusted EPS impact | | | **$ (0.18)** |

The following is the detail of the $(0.43) per share in special items and mark-to-market in Commercial Power impacting adjusted diluted EPS for 2010:

| (In millions, except per-share amounts) | Pre-Tax Amount | Tax Effect | 2010 Diluted EPS Impact |
|---|---|---|---|
| Goodwill and other impairments | $ (660) | $ 58 | $ (0.46) |
| Voluntary retirement plan & office consolidation costs | (172) | 67 | (0.08) |
| Costs to achieve the Cinergy merger | (27) | 10 | (0.01) |
| Litigation reserve | (26) | 10 | (0.01) |
| Asset sales | 248 | (94) | 0.12 |
| Mark-to-market impact of economic hedges | 33 | (12) | 0.01 |
| Total adjusted EPS impact | | | $ (0.43) |

The following is the detail of the $(0.40) per share in special items and mark-to-market in Commercial Power impacting adjusted diluted EPS for 2009:

| (In millions, except per-share amounts) | Pre-Tax Amount | Tax Effect | 2009 Diluted EPS Impact |
|---|---|---|---|
| Goodwill and other impairments | $ (431) | $ 21 | $ (0.32) |
| Mark-to-market impact of economic hedges | (60) | 22 | (0.03) |
| International transmission adjustment | (32) | 10 | (0.02) |
| Crescent related guarantees and tax adjustments | (26) | (3) | (0.02) |
| Costs to achieve the Cinergy merger | (25) | 10 | (0.01) |
| Total adjusted EPS impact | | | $ (0.40) |

The following is the detail of the $(0.20) per share in special items and mark-to-market in Commercial Power impacting adjusted diluted EPS for 2008:

| (In millions, except per-share amounts) | Pre-Tax Amount | Tax Effect | 2008 Diluted EPS Impact |
|---|---|---|---|
| Crescent project impairments | $ (214) | $ 83 | $ (0.10) |
| Emission allowances impairment | (82) | 30 | (0.04) |
| Mark-to-market impact of economic hedges | (75) | 27 | (0.04) |
| Costs to achieve the Cinergy merger | (44) | 17 | (0.02) |
| Total adjusted EPS impact | | | $ (0.20) |

Duke Energy's 2011 Annual Report also references Duke Energy's forecasted 2012 adjusted diluted EPS outlook range of $1.40-$1.45 per share, which is consistent with the 2012 employee incentive earnings target. Due to the forward-looking nature of this non-GAAP financial measure for future periods, information to reconcile it to the most directly comparable GAAP financial measure is not available at this time, as management is unable to project special items or mark-to-market adjustments for future periods.

**Adjusted Segment EBIT for 2011 and 2012**

Duke Energy's 2011 Annual Report includes a discussion of adjusted segment EBIT for the year ended December 31, 2011. The primary performance measure used by management to evaluate segment performance is segment EBIT from continuing operations, which at the segment level represents all profits from continuing operations (both operating and non-operating), including any equity in earnings of unconsolidated affiliates, before deducting interest and taxes, and is net of the income attributable to non-controlling interests. Management believes segment EBIT from continuing operations, which is the GAAP measure used to report segment results, is a good indicator of each segment's operating performance as it represents the results of Duke Energy's ownership interests in continuing operations without regard to financing methods or capital structures. Duke Energy also uses adjusted segment EBIT as a measure of historical segment performance.

Adjusted segment EBIT is a non-GAAP financial measure as it represents reported segment EBIT adjusted for the impact of special items and the mark-to market impacts of economic hedges in the Commercial Power segment. Special items represent certain charges and credits which management believes will not be recurring on a regular basis, although it is reasonably possible such charges and credits could recur. Mark-to-market adjustments reflect the mark-to-market impact of derivative contracts, which is recognized in GAAP earnings immediately as such derivative contracts do not qualify for hedge accounting or regulatory accounting, used in Duke Energy's hedging of a portion of the economic value of certain of its generation assets in the Commercial Power segment (as discussed above under "Adjusted Diluted Earnings per Share ("EPS")"). Management believes that the presentation of adjusted segment EBIT provides useful information to investors, as it provides them an additional relevant comparison of a segment's performance across periods. The most directly comparable GAAP measure for adjusted segment EBIT is reported segment EBIT, which represents segment results from continuing operations, including any special items and the mark-to-market impacts of economic hedges in the Commercial Power segment.

The following is a reconciliation of adjusted segment EBIT for the year ended December 31, 2011, to the most directly comparable GAAP measure:

For the Year Ended December 31, 2011

| (In millions) | Adjusted Segment EBIT | Edwardsport Impairment | Emission Allowances Impairment | Economic Hedges (Mark-to-Market) | Reported Segment EBIT |
|---|---|---|---|---|---|
| U.S. Franchised Electric & Gas | $ 2,826 | $ (222) | $ — | $ — | $ 2,604 |
| Commercial Power | 305 | — | (79) | (1) | 225 |
| International Energy | 679 | — | — | — | 679 |
| Total 2011 reportable segment EBIT | $ 3,810 | $ (222) | $ (79) | $ (1) | $ 3,508 |

Effective with the first quarter of 2012, Duke Energy will no longer report EBIT for its business segments. Instead, Duke Energy will begin evaluating the performance of its segments on a net income basis. This new reporting measure will involve an allocation of interest and taxes as well as previously unallocated corporate costs to each of the segments. Other will primarily include captive insurance results and interest expense on the direct debt of the Duke Energy holding company. When used for future periods, segment and Other net income may also include amounts that are ultimately reported as discontinued operations. Due to the forward-looking nature of this non-GAAP financial measure for 2012, information to reconcile it to the most directly comparable GAAP financial measure is not available at this time, as management is unable to project special items or mark-to-market adjustments for future periods.

**Dividend Payout Ratio**

Duke Energy's 2011 Annual Report includes a discussion of Duke Energy's anticipated long-term dividend payout ratio of 65-70% based upon adjusted diluted EPS. This payout ratio is a non-GAAP financial measure as it is based upon forecasted diluted EPS from continuing operations attributable to Duke Energy Corporation shareholders, adjusted for the per-share impact of special items and the mark-to-market impacts of economic hedges in the Commercial Power segment, as discussed above under "Adjusted Diluted Earnings Per Share ("EPS")". The most directly comparable GAAP measure for adjusted diluted EPS is reported diluted EPS from continuing operations attributable to Duke Energy Corporation common shareholders, which includes the impact of special items and the mark-to-market impacts of economic hedges in the Commercial Power segment. Due to the forward-looking nature of this non-GAAP financial measure for future periods, information to reconcile it to the most directly comparable GAAP financial measure is not available at this time, as management is unable to project special items or mark-to-market adjustments for future periods.

**Total Available Liquidity**

Duke Energy's 2011 Annual Report includes a discussion of total available liquidity. Total available liquidity is a non-GAAP financial measure as it represents cash and cash equivalents and short-term investments (excluding amounts held in foreign jurisdictions) and remaining availability under the master credit and regional bank credit facilities. The most directly comparable GAAP financial measure for available liquidity is cash and cash equivalents. The following is a reconciliation of total available liquidity as of December 31, 2011 and December 31, 2010, to the most directly comparable GAAP measure:

| (In millions) | As of December 31, 2011 | As of December 31, 2010 |
|---|---|---|
| Cash and cash equivalents | $ 2,110 | $ 1,670 |
| Short-term investments | 190 | — |
| Less: Amounts held in foreign jurisdictions | (1,037) | (724) |
| | 1,263 | 946 |
| Plus: Remaining availability under master credit and regional bank credit facilities | 3,255 | 2,482 |
| Total available liquidity | $ 4,518 | $ 3,428 |

# DUKE ENERGY CORPORATION

# 2011 FORM 10-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

## FORM 10-K

FOR ANNUAL AND TRANSITION REPORTS
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2011 or
☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

| Commission file number | Exact name of registrants as specified in their charters, addresses of principal executive offices, telephone numbers and states of incorporation | IRS Employer Identification No. |
|---|---|---|
| **1-32853** | **DUKE ENERGY CORPORATION**<br>550 South Tryon Street<br>Charlotte, NC 28202-4200 704-594-6200<br>State of Incorporation: Delaware | **20-2777218** |
| **1-4928** | **DUKE ENERGY CAROLINAS, LLC**<br>526 South Church Street<br>Charlotte, NC 28202-1803 704-594-6200<br>State of Incorporation: North Carolina | **56-0205520** |
| **1-1232** | **DUKE ENERGY OHIO, INC.**<br>139 East Fourth Street<br>Cincinnati, OH 45202 704-594-6200<br>State of Incorporation: Ohio | **31-0240030** |
| **1-3543** | **DUKE ENERGY INDIANA, INC.**<br>1000 East Main Street<br>Plainfield, IN 46168 704-594-6200<br>State of Incorporation: Indiana | **35-0594457** |

SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

| Registrant | Title of each class | Name of each exchange on which registered |
|---|---|---|
| Duke Energy Corporation (Duke Energy) | Common Stock, $0.001 par value | New York Stock Exchange, Inc. |
| Duke Energy Carolinas, LLC (Duke Energy Carolinas) | All of the registrant's limited liability company member interests are directly owned by Duke Energy. | |
| Duke Energy Ohio, Inc. (Duke Energy Ohio) | All of the registrant's common stock is indirectly owned by Duke Energy. | |
| Duke Energy Indiana, Inc. (Duke Energy Indiana) | All of the registrant's common stock is indirectly owned by Duke Energy. | |

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Duke Energy Yes ☒ No ☐ Duke Energy Carolinas Yes ☐ No ☒ Duke Energy Ohio Yes ☐ No ☒ Duke Energy Indiana Yes ☐ No ☒
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.
Duke Energy Yes ☐ No ☒ Duke Energy Carolinas Yes ☐ No ☒ Duke Energy Ohio Yes ☐ No ☒ Duke Energy Indiana Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Duke Energy Yes ☒ No ☐ Duke Energy Carolinas Yes ☒ No ☐ Duke Energy Ohio Yes ☒ No ☐ Duke Energy Indiana Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Duke Energy Yes ☒ No ☐ Duke Energy Carolinas Yes ☐ No ☐ Duke Energy Ohio Yes ☐ No ☐ Duke Energy Indiana Yes ☐ No ☐
Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.
Duke Energy ☐ Duke Energy Carolinas ☐ Duke Energy Ohio ☐ Duke Energy Indiana ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

| | | | | |
|---|---|---|---|---|
| Duke Energy | Large accelerated filer ☒ | Accelerated filer ☐ | Non-accelerated filer ☐ | Smaller reporting company ☐ |
| Duke Energy Carolinas | Large accelerated filer ☐ | Accelerated filer ☐ | Non-accelerated filer ☒ | Smaller reporting company ☐ |
| Duke Energy Ohio | Large accelerated filer ☐ | Accelerated filer ☐ | Non-accelerated filer ☒ | Smaller reporting company ☐ |
| Duke Energy Indiana | Large accelerated filer ☐ | Accelerated filer ☐ | Non-accelerated filer ☒ | Smaller reporting company ☐ |
| | | | (Do not check if a smaller reporting company) | |

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).
Duke Energy Yes ☐ No ☒ Duke Energy Carolinas Yes ☐ No ☒ Duke Energy Ohio Yes ☐ No ☒ Duke Energy Indiana Yes ☐ No ☒
Estimated aggregate market value of the common equity held by nonaffiliates of Duke Energy Corporation at June 30, 2011 25,020,000,000
Number of shares of Common Stock, $0.001 par value, outstanding at February 21, 2012. 1,335,831,211
DOCUMENTS INCORPORATED BY REFERENCE
Portions of the Duke Energy definite proxy statements for the 2012 Annual Meeting of Shareholders or an amendment to this Annual Report are incorporated by reference into PART III, Items 10, 11, 12, 13 and 14 hereof.

**This combined Form 10-K is filed separately by four registrants: Duke Energy, Duke Energy Carolinas, Duke Energy Ohio and Duke Energy Indiana (collectively, the Duke Energy Registrants). Information contained herein relating to any individual registrant is filed by such registrant solely on its own behalf. Each registrant makes no representation as to information relating exclusively to the other registrants.**

**Duke Energy Carolinas, Duke Energy Ohio and Duke Energy Indiana meet the conditions set forth in General Instructions I(1)(a) and (b) of Form 10-K and are therefore filing this Form 10-K with the reduced disclosure format permitted by General Instruction I (2) to such Form 10-K.**

TABLE OF CONTENTS

## FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011



## CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This document includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on management's beliefs and assumptions. These forward-looking statements, which are intended to cover Duke Energy and the applicable Duke Energy Registrants, are identified by terms and phrases such as "anticipate," "believe," "intend," "estimate," "expect," "continue," "should," "could," "may," "plan," "project," "predict," "will," "potential," "forecast," "target," "guidance," "outlook" and similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted. Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to:

- State, federal and foreign legislative and regulatory initiatives, including costs of compliance with existing and future environmental requirements, as well as rulings that affect cost and investment recovery or have an impact on rate structures;
- Costs and effects of legal and administrative proceedings, settlements, investigations and claims;
- Industrial, commercial and residential growth or decline in the respective Duke Energy Registrants' service territories, customer base or customer usage patterns;
- Additional competition in electric markets and continued industry consolidation;
- Political and regulatory uncertainty in other countries in which Duke Energy conducts business;
- The influence of weather and other natural phenomena on each of the Duke Energy Registrants' operations, including the economic, operational and other effects of storms, hurricanes, droughts and tornados;
- The impact on the Duke Energy Registrants' facilities and business from a terrorist attack;
- The inherent risks associated with the operation and potential construction of nuclear facilities, including environmental, health, safety, regulatory and financial risks;
- The timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates;
- Unscheduled generation outages, unusual maintenance or repairs and electric transmission system constraints;
- The performance of electric generation facilities and of projects undertaken by Duke Energy's non-regulated businesses;
- The results of financing efforts, including the Duke Energy Registrants' ability to obtain financing on favorable terms, which can be affected by various factors, including the respective Duke Energy Registrants' credit ratings and general economic conditions;
- Declines in the market prices of equity securities and resultant cash funding requirements for Duke Energy's defined benefit pension plans;
- The level of creditworthiness of counterparties to Duke Energy Registrants' transactions;
- Employee workforce factors, including the potential inability to attract and retain key personnel;
- Growth in opportunities for the respective Duke Energy Registrants' business units, including the timing and success of efforts to develop domestic and international power and other projects;
- Construction and development risks associated with the completion of Duke Energy Registrants' capital investment projects in existing and new generation facilities, including risks related to financing, obtaining and complying with terms of permits, meeting construction budgets and schedules, and satisfying operating and environmental performance standards, as well as the ability to recover costs from ratepayers in a timely manner or at all;
- The effect of accounting pronouncements issued periodically by accounting standard-setting bodies;
- The expected timing and likelihood of completion of the proposed merger with Progress Energy, Inc. (Progress Energy), including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed merger that could reduce anticipated benefits or cause the parties to abandon the merger, the diversion of management's time and attention from Duke Energy's ongoing business during this time period, the ability to maintain relationships with customers, employees or suppliers as well as the ability to successfully integrate the businesses and realize cost savings and any other synergies and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect;
- The risk that the proposed merger with Progress Energy is terminated prior to completion and results in significant transaction costs to Duke Energy; and
- The ability to successfully complete merger, acquisition or divestiture plans.

In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Duke Energy has described. The Duke Energy Registrants undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

**Glossary of Terms**

The following terms or acronyms used in this Form 10-K are defined below:

| Term or Acronym | Definition |
|---|---|
| ADEA | Age Discrimination in Employment Act |
| AFUDC | Allowance for Funds Used During Construction |
| Aguaytia | Aguaytia Integrated Energy Project |
| ANEEL | Brazilian Electricity Regulatory Agency |
| AOCI | Accumulated Other Comprehensive Income |
| ASC | Accounting Standards Codification |
| ASU | Accounting Standards Update |
| Attiki | Attiki Gas Supply S.A. |
| Bison | Bison Insurance Company Limited |
| BPM | Bulk Power Marketing |
| CAA | Clean Air Act |
| CAC | Citizens Action Coalition of Indiana, Inc. |
| CAIR | Clean Air Interstate Rule |
| Catamount | Catamount Energy Corporation |
| CC | Combined Cycle |
| CCP | Coal Combustion Product |
| CG&E | The Cincinnati Gas & Electric Company |
| CRC | Cinergy Receivables Company, LLC |
| Cliffside Unit 6 | Unit 6 of the Cliffside Facility in North Carolina |
| CT | Combustion Turbine |
| Cinergy | Cinergy Corp. (collectively with its subsidiaries) |
| $CO_2$ | Carbon Dioxide |
| COL | Combined Construction and Operating License |
| CPCN | Certificate of Public Convenience and Necessity |
| CRES | Competitive Retail Electric Supplier |
| Crescent | Crescent Joint Venture (JV) |
| CWIP | Construction Work in Progress |
| DAQ | Division of Air Quality |
| DB | Defined Benefit (Pension Plan) |
| DECAM | Duke Energy Commercial Asset Management |
| DEGS | Duke Energy Generation Services, Inc. |
| DEI | Duke Energy International, LLC |
| DEIGP | Duke Energy International Geracao Paranapenema S.A. |
| DENR | Department of Environment and Natural Resources |
| DERF | Duke Energy Receivables Finance Company, LLC |
| Duke Energy Retail | Duke Energy Retail Sales, LLC |
| DETM | Duke Energy Trading and Marketing, LLC |
| DOE | Department of Energy |
| DOJ | U.S. Department of Justice |
| DRIP | Dividend Reinvestment Plan |
| DSM | Demand Side Management |
| Duke Energy | Duke Energy Corporation (collectively with its subsidiaries) |
| Duke Energy Carolinas | Duke Energy Carolinas, LLC |
| Duke Energy Indiana | Duke Energy Indiana, Inc. |
| Duke Energy Kentucky | Duke Energy Kentucky, Inc. |
| Duke Energy Ohio | Duke Energy Ohio, Inc. |
| Duke Energy Registrants | Duke Energy, Duke Energy Carolinas, Duke Energy Ohio, and Duke Energy Indiana |
| DukeNet | DukeNet Communications, LLC |
| DukeSolutions | DukeSolutions, Inc. |
| EPA | U.S. Environmental Protection Agency |
| EPS | Earnings Per Share |
| ERISA | Employee Retirement Income Security Act |
| ESP | Electric Security Plan |
| ETR | Effective tax rate |
| FASB | Financial Accounting Standards Board |
| FCC | Federal Communications Commission |
| FERC | Federal Energy Regulatory Commission |
| GAAP | Generally Accepted Accounting Principles in the United States |
| GHG | Greenhouse Gas |
| GWh | Gigawatt-hours |
| HAP | Hazardous Air Pollutant |

| Term or Acronym | Definition |
| --- | --- |
| IGCC | Integrated Gasification Combined Cycle |
| IMPA | Indiana Municipal Power Agency |
| IAP | State Environmental Agency of Parana |
| IBAMA | Brazil Institute of Environment and Renewable Natural Resources |
| ITC | Investment Tax Credit |
| IURC | Indiana Utility Regulatory Commission |
| KPSC | Kentucky Public Service Commission |
| KV | Kilovolt |
| kWh | Kilowatt-hour |
| LIBOR | London Interbank Offered Rate |
| MATS | Mercury and Air Toxics Standards (previously referred to as the Utility MACT Rule) |
| Mcf | Thousand cubic feet |
| Merger Agreement | Agreement and Plan of Merger with Progress Energy, Inc. |
| Merger Sub | Diamond Acquisition Corporation |
| MGP | Manufactured gas plant |
| Midwest ISO | Midwest Independent Transmission System Operator, Inc. |
| MMBtu | Million British Thermal Unit |
| Moody's | Moody's Investor Services |
| MRO | Market Rate Offer |
| MTBE | Methyl tertiary butyl ether |
| MW | Megawatt |
| MVP | Multi Value Projects |
| MWh | Megawatt-hour |
| NCUC | North Carolina Utilities Commission |
| NDTF | Nuclear Decommissioning Trust Funds |
| NEIL | Nuclear Electric Insurance Limited |
| NMC | National Methanol Company |
| $NO_x$ | Nitrogen oxide |
| Non-GHG | Non Greenhouse Gas |
| NPNS | Normal purchase/normal sale |
| NRC | U.S. Nuclear Regulatory Commission |
| NSR | New Source Review |
| Ohio T&D | Ohio Transmission and Distribution |
| ORS | South Carolina Office of Regulatory Staff |

| Term or Acronym | Definition |
| --- | --- |
| OUCC | Indiana Office of Utility Consumer Counselor |
| OVEC | Ohio Valley Electric Corporation |
| PJM | PJM Interconnection, LLC |
| Progress Energy | Progress Energy, Inc. |
| Prosperity | Prosperity Mine, LLC |
| PSCSC | Public Service Commission of South Carolina |
| PSD | Prevention of Significant Deterioration |
| PUCO | Public Utilities Commission of Ohio |
| Q-Comm | Q-Comm Corporation |
| QSPE | Qualifying Special Purpose Entity |
| REPS | Renewable Energy and Energy Efficiency Portfolio Standard |
| RSP | Rate Stabilization Plan |
| RTO | Regional Transmission Organization |
| Saluda | Saluda River Electric Cooperative, Inc.'s |
| SB 3 | North Carolina General Assembly Senate Bill 3 |
| SB 221 | Ohio Senate Bill 221 |
| SCEUC | South Carolina Energy Users Committee |
| SEC | Securities and Exchange Commission |
| SHGP | South Houston Green Power, L.P. |
| $SO_2$ | Sulfur dioxide |
| Spectra Energy | Spectra Energy Corp. |
| Spectra Capital | Spectra Energy Capital, LLC (formerly Duke Capital LLC) |
| S&P | Standard & Poor's |
| SSO | Standard Service Offer |
| Stimulus Bill | The American Recovery and Reinvestment Act of 2009 |
| Subsidiary Registrants | Duke Energy Carolinas, Duke Energy Ohio, and Duke Energy Indiana |
| TSR | Total shareholder return |
| U.S. | United States |
| USFE&G | U.S. Franchised Electric and Gas |
| Vectren | Vectren Energy Delivery of Indiana |
| VIE | Variable Interest Entity |
| VSP | Voluntary Severance Program |
| WACC | Weighted Average Cost of Capital |
| Windstream | Windstream Corp. |
| WVPA | Wabash Valley Power Association, Inc. |

# ITEM 1. BUSINESS.

**Proposed Merger with Progress Energy, Inc.**

On January 8, 2011, Duke Energy Corporation (Duke Energy) entered into an Agreement and Plan of Merger (Merger Agreement) among Diamond Acquisition Corporation, a North Carolina corporation and Duke Energy's wholly-owned subsidiary (Merger Sub) and Progress Energy, Inc. (Progress Energy), a North Carolina corporation engaged in the regulated utility business of generation, transmission, distribution and sale of electricity in portions of North Carolina, South Carolina and Florida. Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Progress Energy with Progress Energy continuing as the surviving corporation and a wholly-owned subsidiary of Duke Energy.

Pursuant to the Merger Agreement, upon the closing of the merger, each issued and outstanding share of Progress Energy common stock will automatically be canceled and converted into the right to receive 2.6125 shares of common stock of Duke Energy, subject to appropriate adjustment for a reverse stock split of the Duke Energy common stock as contemplated in the Merger Agreement and except that any shares of Progress Energy common stock that are owned by Progress Energy or Duke Energy, other than in a fiduciary capacity, will be canceled without any consideration therefor. Each outstanding option to acquire, and each outstanding equity award relating to, one share of Progress Energy common stock will be converted into an option to acquire, or an equity award relating to 2.6125 shares of Duke Energy common stock, as applicable, subject to appropriate adjustment for the reverse stock split. Based on Progress Energy shares outstanding at December 31, 2011, Duke Energy would issue 771 million shares of common stock to convert the Progress Energy common shares in the merger under the unadjusted exchange ratio of 2.6125. The exchange ratio will be adjusted proportionately to reflect a 1-for-3 reverse stock split with respect to the issued and outstanding Duke Energy common stock that Duke Energy plans to implement prior to, and conditioned on, the completion of the merger. The resulting adjusted exchange ratio is 0.87083 of a share of Duke Energy common stock for each share of Progress Energy common stock. Based on Progress Energy shares outstanding at December 31, 2011, Duke Energy would issue 257 million shares of common stock, after the effect of the 1-for-3 reverse stock split, to convert the Progress Energy common shares in the merger. The merger will be accounted for under the acquisition method of accounting with Duke Energy treated as the acquirer, for accounting purposes. Based on the market price of Duke Energy common stock on December 31, 2011, the transaction would be valued at $17 billion and would result in incremental recorded goodwill to Duke Energy of $11 billion, according to current estimates. Duke Energy would also assume all of Progress Energy's outstanding debt, which is estimated to be $15 billion based on the approximate fair value of Progress Energy's outstanding indebtedness at December 31, 2011. The Merger Agreement has been unanimously approved by both companies' Boards of Directors.

The merger is conditioned upon, among other things, approval by the shareholders of both companies, as well as expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and approval by the Federal Energy Regulatory Commission (FERC), the Federal Communications Commission (FCC), the Nuclear Regulatory Commission (NRC), the North Carolina Utilities Commission (NCUC), and the Kentucky Public Service Commission (KPSC). Duke Energy and Progress Energy also are seeking review of the merger by the Public Service Commission of South Carolina (PSCSC) and approval of the joint dispatch agreement by the PSCSC. Although there are no merger-specific regulatory approvals required in Indiana, Ohio or Florida, the companies will continue to update the public service commissions in those states on the merger, as applicable and as required.

No assurances can be given as to the timing of the satisfaction of all closing conditions or that all required approvals will be received.

For additional information on the details of this proposed transaction including the status of regulatory approvals, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations", and Note 2 to the Consolidated Financial Statements, "Acquisitions and Dispositions of Businesses and Sales of Other Assets."

**Overview.**

***Duke Energy Corporation.***

Duke Energy Corporation (collectively with its subsidiaries, Duke Energy) is an energy company headquartered in Charlotte, North Carolina. Its regulated utility operations serve 4 million customers located in five states in the Southeast and Midwest United States (U.S.), representing a population of approximately 12 million people. Its Commercial Power and International Energy business segments own and operate diverse power generation assets in North America and Latin America, including a growing portfolio of renewable energy assets in the U.S. Duke Energy operates in the U.S. primarily through its direct and indirect wholly-owned subsidiaries, Duke Energy Carolinas, LLC (Duke Energy Carolinas), Duke Energy Ohio, Inc. (Duke Energy Ohio), which includes Duke Energy Kentucky, Inc. (Duke Energy Kentucky), and Duke Energy Indiana, Inc. (Duke Energy Indiana), as well as in Latin America through Duke Energy International, LLC. When discussing Duke Energy's consolidated financial information, it necessarily includes the results of its three separate subsidiary registrants, Duke Energy Carolinas, Duke Energy Ohio and Duke Energy Indiana (collectively referred to as the Subsidiary Registrants), which, along with Duke Energy, are collectively referred to as the Duke Energy Registrants.

Duke Energy Holding Corp. (Duke Energy HC) was incorporated in Delaware on May 3, 2005. On April 3, 2006, Duke Energy and Cinergy Corp. (Cinergy) consummated a merger which combined the Duke Energy and Cinergy regulated franchises, as well as deregulated generation in the Midwestern U.S. In connection with the closing of the merger transactions, Duke Energy HC changed its name to Duke Energy Corporation (Duke Energy) and Old Duke Energy converted into a limited liability company named Duke Power Company, LLC (subsequently renamed Duke Energy Carolinas effective October 1, 2006).Old Duke Energy is the predecessor of Duke Energy for purposes of U.S. securities regulations governing financial statement filing.

**General.**

Duke Energy is a Delaware corporation. Its principal executive offices are located at 550 South Tryon Street, Charlotte, North Carolina 28202-1803. Duke Energy Carolinas is a North Carolina limited liability company. Its principal executive offices are located at 526 South Church Street, Charlotte, North Carolina 28202-1803. Duke Energy Ohio is an Ohio corporation. Its principal executive offices are located at 139 East Fourth Street, Cincinnati, Ohio 45202. Duke Energy Indiana is an Indiana corporation. Its principal executive offices are located at 1000 East Main Street, Plainfield, Indiana 46168.

The telephone number for the Duke Energy Registrants is 704-382-3853. The Duke Energy Registrants electronically file reports with the Securities and Exchange Commission (SEC), including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxies and amendments to such reports.

The public may read and copy any materials that the Duke Energy Registrants file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at *http://www.sec.gov*. Additionally, information about the Duke Energy Registrants, including its reports filed with the SEC, is available through Duke Energy's Web site at *http://www.duke-energy.com*. Such reports are accessible at no charge through Duke Energy's Web site and are made available as soon as reasonably practicable after such material is filed with or furnished to the SEC.

The following sections describe the business and operations of each of Duke Energy's reportable business segments, as well as Other. (For more information on the operating outlook of Duke Energy and its reportable segments, see "Management's Discussion and Analysis of Financial Condition and Results of Operations, Introduction — Executive Overview and Economic Factors for Duke Energy's Business". For financial information on Duke Energy's reportable business segments, see Note 3 to the Consolidated Financial Statements, "Business Segments.")

***Duke Energy Business Segments.***

Duke Energy conducts its operations in the following business segments, all of which are considered reportable segments under the applicable accounting rules: U.S. Franchised Electric and Gas (USFE&G), Commercial Power and International Energy. The remainder of Duke Energy's operations are presented as Other. Duke Energy's chief operating decision maker regularly reviews financial information about each of these business segments in deciding how to allocate resources and evaluate performance. For additional information on each of these business segments, including financial and geographic information about each reportable business segment, see Note 3 to the Consolidated Financial Statements, "Business Segments."

## U.S. FRANCHISED ELECTRIC AND GAS

### Service Area and Customers

USFE&G generates, transmits, distributes and sells electricity in central and western North Carolina, western South Carolina, central, north central and southern Indiana, and northern Kentucky. USFE&G also transmits, distributes and sells electricity in southwestern Ohio. Additionally, USFE&G transports and sells natural gas in southwestern Ohio and northern Kentucky. It conducts operations primarily through Duke Energy Carolinas, the regulated transmission and distribution operations of Duke Energy Ohio, including Duke Energy Kentucky, and Duke Energy Indiana (Duke Energy Ohio, Duke Energy Indiana and Duke Energy Kentucky collectively referred to as Duke Energy Midwest). These electric and gas operations are subject to the rules and regulations of the FERC, the NCUC, the PSCSC, the Public Utilities Commission of Ohio (PUCO), the Indiana Utility Regulatory Commission (IURC) and the KPSC. The substantial majority of USFE&G's operations are regulated and, accordingly, these operations qualify for regulatory accounting treatment.

Its service area covers 50,000 square miles with an estimated population of 12 million. USFE&G supplies electric service to four million residential, general service and industrial customers. USFE&G provides regulated transmission and distribution services for natural gas to 500,000 customers in southwestern Ohio and northern Kentucky. Electricity is also sold wholesale to incorporated municipalities, electric cooperative utilities and other load serving entities.

Duke Energy Carolinas' service area has a diversified general service and industrial presence. Manufacturing continues to be an important contributor to the region's economy, along with financial, professional and business services. Other sectors such as trade, health care, local government and education also constitute key components of the states' gross domestic product. Chemicals, computers and electronics, rubber and plastics, textile, paper and motor vehicle manufacturing industries were among the most significant contributors to the Duke Energy Carolinas' industrial sales revenue for 2011.

Duke Energy Ohio's service area has a diversified general service and industrial customer base. Major components of the manufacturing sector include: aerospace and motor vehicles, metals, chemicals and food. Other sectors include: real estate and rental leasing, financial and insurance services, healthcare and wholesale trade services. These are among the primary contributors to Duke Energy Ohio's industrial and general service sales revenue for 2011.

For Duke Energy Indiana, a significant portion of the service territory's economic output is driven by manufacturing. Chemicals, transportation equipment, machinery and metal industries were the primary contributors. Other sectors include: retail trade, government, financial, health care and education services. Duke Energy Indiana's 2011 industrial and general service sales were concentrated in the aforementioned sectors.

The number of residential, general service and industrial customers within the USFE&G service territory, as well as sales to these customers, is expected to increase over time. However, growth in the near-term is being hampered by the current economic conditions. Industrial sales increased modestly in 2011 when compared to 2010; however, the growth rate was lower than in previous comparable periods.

**Seasonality and the Impact of Weather**

USFE&G's costs and revenues are influenced by seasonal patterns. Peak sales of electricity occur during the summer and winter months, resulting in higher revenue and cash flows during those periods. By contrast, fewer sales of electricity occur during the spring and fall, allowing for scheduled plant maintenance during those periods. Peak gas sales occur during the winter months. Residential and commercial customers are most impacted by weather. Industrial customers are less weather sensitive. Normal weather conditions are defined as the long-term average of actual historical weather conditions.

The estimated impact of weather on earnings is based on the number of customers, temperature variances from a normal condition and customer's historic usage levels and patterns. The methodology used to estimate the impact of weather does not and cannot consider all variables that may impact customer response to weather conditions such as humidity and relative temperature changes. The precision of this estimate may also be impacted by applying long-term weather trends to shorter term periods.

**Competition**

USFE&G's regulated utility business operates as the sole supplier of electricity within certain service territories. It owns and operates all of the businesses and facilities necessary to generate, transmit and distribute electricity. Services are priced by state commission approved rates designed to include the costs of providing these services and a reasonable return on invested capital. This regulatory policy is intended to provide safe and reliable electricity at fair prices. USFE&G's competition in the regulated electric distribution business is primarily from the on-site generation of industrial customers. USFE&G also competes with other utilities and marketers in the wholesale electric business. The principal factors in competing for wholesale sales are price (including fuel costs), availability of capacity and power and reliability of service. Wholesale electric prices are influenced primarily by market conditions and fuel costs.

**Energy Capacity and Resources**

For information on USFE&G's generation facilities, see "U.S. Franchised Electric and Gas" in Item 2. "Properties".

Electric energy for USFE&G's customers is generated by three nuclear generating stations with a combined owned capacity of 5,173 megawatt (MW) (including Duke Energy's 19.25% ownership in the Catawba Nuclear Station), 14 coal-fired stations with an overall combined owned capacity of 12,977 MW (including Duke Energy's 69% ownership in the East Bend Steam Station and 50.05% ownership in Unit 5 of the Gibson Steam Station), 31 hydroelectric stations (including two pumped-storage facilities) with a combined owned capacity of 3,321 MW, 15 combustion turbine (CT) stations burning natural gas, oil or other fuels with an overall combined owned capacity of 5,012 MW, and two Combined Cycle (CC) stations burning natural gas with an owned capacity of 905 MW. In addition, USFE&G operates a solar Distributed Generation program with 9 MW of capacity. Energy and capacity are also supplied through contracts with other generators and purchased on the open market. Factors that could cause USFE&G to purchase power for its customers include generating plant outages, extreme weather conditions, generation reliability during the summer, growth, and price. USFE&G has interconnections and arrangements with its neighboring utilities to facilitate planning, emergency assistance, sale and purchase of capacity and energy, and reliability of power supply.

USFE&G's generation portfolio is a balanced mix of energy resources having different operating characteristics and fuel sources designed to provide energy at the lowest possible cost to meet its obligation to serve native-load customers. All options, including owned generation resources and purchased power opportunities, are continually evaluated on a real-time basis to select and dispatch the lowest-cost resources available to meet system load requirements. The vast majority of customer energy needs have historically been met by large, low-energy-production-cost nuclear and coal-fired generating units that operated almost continuously (or at baseload levels). However, recent commodity pricing trends have resulted in more combined cycle gas-fired generation.

Hydroelectric (both conventional and pumped storage) facilities in the Carolinas and gas/oil CT and CC stations in both the Carolinas and Midwest operate primarily during the peak-hour load periods when customer loads are rapidly changing. CT's and CC's are less expensive to build and maintain than either nuclear or coal, and can be rapidly started or stopped as needed to meet changing customer loads or operated as base load units depending on commodity prices. Hydroelectric units produce low-cost energy, but their operations are limited by the availability of water flow.

USFE&G's pumped-storage hydroelectric facilities offer the added flexibility of using low-cost off-peak energy to pump water that will be stored for later generation use during times of higher-cost on-peak periods. These facilities allow USFE&G to maximize the value spreads between different high- and low-cost generation periods.

USFE&G is engaged in planning efforts to meet projected load growth in its service territories. Long-term projections indicate a need for capacity additions, which may include new nuclear, integrated gasification combined cycle (IGCC), coal facilities, gas-fired generation units or renewable energy facilities. Because of the long lead times required to develop such assets, USFE&G is taking steps now to ensure those options are available. Significant current or potential future capital projects are discussed below.

In 2007, North Carolina and South Carolina passed energy legislation which includes provisions to provide assurance of cost recovery, subject to prudency review, related to a utility's incurrence of project development costs associated with nuclear baseload generation, cost recovery assurance for construction costs associated with nuclear or coal baseload generation, and the ability to recover financing costs for new nuclear baseload generation in rates during construction.

**William States Lee III Nuclear Station**

In December 2007, Duke Energy Carolinas filed an application with the NRC, which has been docketed for review, for a combined Construction and Operating License (COL) for two Westinghouse AP1000 (advanced passive) reactors for the proposed William States Lee III Nuclear Station (Lee Nuclear Station) at a site in Cherokee County, South Carolina. Each reactor is capable of producing 1,117 MW. Submitting the COL application does not commit Duke Energy Carolinas to build nuclear units. Through several separate orders, the NCUC and PSCSC have allowed Duke Energy to incur project development and pre-construction costs for the project through June 30, 2012, and up to an aggregate maximum amount of $350 million.

As a condition to the approval of continued development of the project, Duke Energy Carolinas shall provide certain monthly reports to the PSCSC and the Office of Regulatory Staff (ORS). Duke Energy Carolinas has also agreed to provide a monthly report to certain parties on the progress of negotiations to acquire an interest in the V.C. Summer Nuclear Station expansion being developed by South Carolina Public Service Authority (Santee Cooper) and South Carolina Electric & Gas Company . Any change in ownership interest, output allocation, sharing of costs or control and any future option agreements concerning Lee Nuclear Station shall be subject to prior approval of the PSCSC.

The NRC review of the COL application continues and the estimated receipt of the COL is in mid 2013. Duke Energy Carolinas filed with the Department of Energy (DOE) for a federal loan guarantee, which has the potential to significantly lower financing costs associated with the proposed Lee Nuclear Station; however, it was not among the four projects selected by the DOE for the final phase of due diligence for the federal loan guarantee program. The project could be selected in the future if the program funding is expanded or if any of the current finalists drop out of the program.

Duke Energy Carolinas is seeking partners for Lee Nuclear Station by issuing options to purchase an ownership interest in the plant. In the first quarter of 2011, Duke Energy Carolinas entered into an agreement with JEA that provides JEA with an option to purchase up to a 20% undivided ownership interest in Lee Nuclear Station. JEA has 90 days following Duke Energy Carolinas' receipt of the COL to exercise the option.

**Duke Energy Carolinas V.C. Summer Nuclear Station Letter of Intent.**

In July 2011, Duke Energy Carolinas signed a letter of intent with Santee Cooper related to the potential acquisition by Duke Energy Carolinas of a five percent to ten percent ownership interest in the V.C. Summer Nuclear Station being developed by Santee Cooper and SCE&G near Jenkinsville, South Carolina. The letter of intent provides a path for Duke Energy Carolinas to conduct the necessary due diligence to determine if future participation in this project is beneficial for its customers.

**Cliffside Unit 6.**

On March 21, 2007, the NCUC issued an order allowing Duke Energy Carolinas to build an 800 MW coal-fired unit. Following final equipment selection and the completion of detailed engineering, Cliffside Unit 6 is expected to have a net output of 825 MW. On January 31, 2008, Duke Energy Carolinas filed its updated cost estimate of $1.8 billion (excluding allowance for funds used during construction (AFUDC) of $600 million) for the approved new Cliffside Unit 6. In March 2010, Duke Energy Carolinas filed an updated cost estimate of $1.8 billion (excluding AFUDC) with the NCUC where it reduced the estimated AFUDC financing costs to $400 million as a result of the December 2009 rate case settlement with the NCUC that allowed the inclusion of construction work in progress in rate base prospectively. Duke Energy Carolinas believes that the overall cost of Cliffside Unit 6 will be reduced by $125 million in federal advanced clean coal tax credits. The Cliffside Unit 6 project is approximately 95% complete as of December 31, 2011 and is currently anticipated to be completed and in-service in 2012.

**Dan River and Buck Combined Cycle Facilities.**

In June 2008, the NCUC issued its order approving the Certificate of Public Convenience and Necessity (CPCN) applications to construct a 620 MW combined cycle natural gas fired generating facility at each of Duke Energy Carolinas' existing Dan River Steam Station and Buck Steam Station. The Division of Air Quality (DAQ) issued a final air permit authorizing construction of the Buck and Dan River combined cycle natural gas-fired generating units in October 2008 and August 2009, respectively.

Based on the most updated cost estimates, total costs (including AFUDC) for the Buck and Dan River projects are $675 million and $710 million, respectively. In November 2011, Duke Energy Carolinas placed the Buck combined cycle natural gas-fired generation facility in service. The Dan River project is approximately 77% complete as of December 31, 2011, and expected to be placed into service by the end of 2012.

**Edwardsport IGCC.**

In September 2006, Duke Energy Indiana and Southern Indiana Gas and Electric Company d/b/a Vectren Energy Delivery of Indiana (Vectren) filed a joint petition with the IURC seeking a CPCN for the construction of a 618 MW IGCC power plant at Duke Energy Indiana's Edwardsport Generating Station in Knox County, Indiana. The facility was initially estimated to cost approximately $1.985 billion (including $120 million of AFUDC). In August 2007, Vectren formally withdrew its participation in the IGCC plant and a hearing was conducted on the CPCN petition based on Duke Energy Indiana owning 100% of the project. On November 20, 2007, the IURC issued an order granting Duke Energy Indiana a CPCN for the proposed IGCC project, approved the cost estimate of $1.985 billion and approved the timely recovery of costs related to the project. On January 25, 2008, Duke Energy Indiana received the final air permit from the Indiana Department of Environmental Management. The Citizens Action Coalition of Indiana, Inc. (CAC), Sierra Club, Inc., Save the Valley, Inc., and Valley Watch, Inc., all intervenors in the CPCN proceeding, have appealed the air permit.

On May 1, 2008, Duke Energy Indiana filed its first semi-annual IGCC rider and ongoing review proceeding with the IURC as required under the CPCN order issued by the IURC. In its filing, Duke Energy Indiana requested approval of a new cost estimate for the

IGCC project of $2.35 billion (including $125 million of AFUDC) and for approval of plans to study carbon capture as required by the IURC's CPCN order. On January 7, 2009, the IURC approved Duke Energy Indiana's request, including the new cost estimate of $2.35 billion, and cost recovery associated with a study on carbon capture. Duke Energy Indiana was required to file its plans for studying carbon storage related to the project within 60 days of the order. On November 3, 2008 and May 1, 2009, Duke Energy Indiana filed its second and third semi-annual IGCC riders, respectively, both of which were approved by the IURC in full.

On November 24, 2009, Duke Energy Indiana filed a petition for its fourth semi-annual IGCC rider and ongoing review proceeding with the IURC. As Duke Energy Indiana experienced design modifications, quantity increases and scope growth above what was anticipated from the preliminary engineering design, capital costs to the IGCC project were anticipated to increase. Duke Energy Indiana forecasted that the additional capital cost items would use the remaining contingency and escalation amounts in the current $2.35 billion cost estimate and add $150 million, excluding the impact associated with the need to add more contingency. Duke Energy Indiana did not request approval of an increased cost estimate in the fourth semi-annual update proceeding; rather, Duke Energy Indiana requested, and the IURC approved, a subdocket proceeding in which Duke Energy Indiana would present additional evidence regarding an updated estimated cost for the IGCC project and in which a more comprehensive review of the IGCC project could occur. An interim order was received on July 28, 2010 and approves implementation of an updated IGCC rider to recover costs incurred through September 30, 2009. The approvals are on an interim basis pending the outcome of the sub-docket proceeding involving the revised cost estimate as discussed further below.

On April 16, 2010, Duke Energy Indiana filed a revised cost estimate for the IGCC project reflecting an estimated cost increase of $530 million. Duke Energy Indiana requested approval of the new cost estimate of $2.88 billion (including $160 million of AFUDC) and for continuation of the existing cost recovery treatment. A major driver of the cost increase included quantity increases and design changes, which impacted the scope, productivity and schedule of the IGCC project. On September 17, 2010 an agreement was reached with the Indiana Office of Utility Consumer Counselor (OUCC), Duke Energy Indiana Industrial Group and Nucor Steel – Indiana to increase the authorized cost estimate of $2.35 billion to $2.76 billion, and to cap the project's costs that could be passed on to customers at $2.975 billion. Any construction cost amounts above $2.76 billion will be subject to a prudence review similar to most other rate base investments in Duke Energy Indiana's next general rate increase request before the IURC. Duke Energy Indiana agreed to accept a 150 basis point reduction in the equity return for any project construction costs greater than $2.35 billion. Additionally, Duke Energy Indiana agreed not to file for a general rate case increase before March 2012. Duke Energy Indiana also agreed to reduce depreciation rates earlier than would otherwise be required and to forego a deferred tax incentive related to the IGCC project. As a result of the settlement, Duke Energy Indiana recorded a pre-tax charge to earnings of $44 million in the third quarter of 2010 to reflect the impact of the reduction in the return on equity. Due to the IURC investigation discussed below, the IURC convened a technical conference on November 3, 2010, related to the continuing need for the Edwardsport IGCC facility. On December 9, 2010, the parties to the settlement withdrew the settlement agreement to provide an opportunity for the parties to the settlement to assess whether and to what extent the settlement agreement remained a reasonable allocation of risks and rewards and whether modifications to the settlement agreement were appropriate. The IURC granted the motion and scheduled a new evidentiary hearing to begin March 17, 2011. Management determined that the $44 million charge discussed above was not impacted by the withdrawal of the settlement agreement.

During 2010, Duke Energy Indiana filed petitions for its fifth and sixth semi-annual IGCC riders. Evidentiary hearings are set for April 24-25, 2012, respectively.

The Citizens Action Coalition of Indiana, Inc. (CAC), Sierra Club, Inc., Save the Valley, Inc., and Valley Watch, Inc. filed motions for two subdocket proceedings alleging improper circumstances, undue influence, fraud, concealment and gross mismanagement, and a request for field hearing in this proceeding. Duke Energy Indiana opposed the requests. On February 25, 2011, the IURC issued an order which denied the request for a subdocket to investigate the allegations of improper communications and undue influence at this time, finding there were other agencies better suited for such investigation. The IURC also found that allegations of fraud, concealment and gross mismanagement related to the IGCC project should be heard in a Phase II proceeding of the cost estimate subdocket and set evidentiary hearings on both Phase I (cost estimate increase) and Phase II beginning in August 2011. After procedural delays, hearings for Phase I began on October 26, 2011 and for Phase II hearings begin on November 21, 2011.

On March 10, 2011, Duke Energy Indiana filed testimony with the IURC proposing a framework designed to mitigate customer rate impacts associated with the Edwardsport IGCC project. Duke Energy Indiana's filing proposed a cap on the project's construction costs, (excluding financing costs), which can be recovered through rates at $2.72 billion. It also proposed rate-related adjustments that will lower the overall customer rate increase related to the project from an average of 19% to approximately 16%. The proposal is subject to the approval of the IURC in the Phase I hearings.

On June 27, 2011, Duke Energy Indiana filed testimony with the IURC in connection with its seventh semi-annual rider request which included an update on the current cost forecast of the Edwardsport IGCC project. The updated forecast excluding AFUDC increased from $2.72 billion to $2.82 billion, not including any contingency for unexpected start-up events. On June 30, 2011, the OUCC and intervenors filed testimony in Phase I recommending that Duke Energy Indiana be disallowed cost recovery of any of the additional cost estimate increase above the previously approved cost estimate of $2.35 billion. Duke Energy Indiana filed rebuttal testimony on August 3, 2011. On November 30, 2011, Duke Energy Indiana filed a petition with the IURC in connection with its eight semi-annual rider request for the Edwardsport project. Evidentiary hearings for the seventh and eighth semi-annual rider requests are scheduled for August 6 and August 7, 2012.

In the subdocket proceeding on July 14, 2011, the OUCC and certain intervenors filed testimony in Phase II alleging that Duke Energy Indiana concealed information and grossly mismanaged the project, and therefore Duke Energy Indiana should only be permitted to recover from customers $1.985 billion, the original IGCC project cost estimate approved by the IURC. Other intervenors recommended that Duke Energy Indiana not be able to rely on any cost recovery granted under the CPCN or the first cost increase order. Duke Energy Indiana believes it has diligently and prudently managed the project. On September 9, 2011, Duke Energy defended against the allegations in its responsive testimony. The OUCC and intervenors filed their final rebuttal testimony in Phase II on or before October 7, 2011, making similar claims of fraud, concealment and gross mismanagement and recommending the same outcome of limiting Duke Energy Indiana's recovery to the $1.985 billion initial cost estimate. Additionally, the CAC parties recommended that recovery be limited to the costs incurred on the IGCC project as of November 30, 2009 (Duke Energy Indiana estimates it had committed costs of $1.6 billion), with further IURC proceedings to be held to determine the financial consequences of this recommendation.

On October 19, 2011, Duke Energy revised its project cost estimate from approximately $2.82 billion, excluding financing costs, to approximately $2.98 billion, excluding financing costs. The revised estimate reflects additional cost pressures resulting from quantity increase and the resulting impact on the scope, productivity and schedule of the IGCC project. Duke Energy Indiana previously proposed to the IURC a cost cap of approximately $2.72 billion, plus the actual AFUDC that accrues on that amount. As a result, Duke Energy Indiana recorded a pre-tax impairment charge of approximately $222 million in the third quarter of 2011 related to costs expected to be incurred above the cost cap. This charge is in addition to a pre-tax impairment charge of approximately $44 million recorded in the third quarter of 2010 as discussed above. The cost cap, if approved by the IURC, limits the amount of project construction costs that may be incorporated into customer rates in Indiana. As a result of the proposed cost cap, recovery of these cost increases is not considered probable. Additional updates to the cost estimate could occur through the completion of the plant in 2012.

Phase I and Phase II hearings concluded on January 24, 2012. Final orders from the IURC on Phase I and Phase II of the subdocket and the pending IGCC Rider proceedings are expected no sooner than the end of the third quarter 2012.

Duke Energy is unable to predict the ultimate outcome of these proceedings. In the event the IURC disallows a portion of the plant costs, including financing costs, or if cost estimates for the plant increase, additional charges to expense, which could be material, could occur.

The Edwardsport IGCC facility is approximately 97% complete as of December 31, 2011 and is expected to be completed and placed in service in 2012.

**Duke Energy Indiana Carbon Sequestration.**

Duke Energy Indiana filed a petition with the IURC requesting approval of its plans for studying carbon storage, sequestration and/or enhanced oil recovery for the carbon dioxide ($CO_2$) from the Edwardsport IGCC facility on March 6, 2009. On July 7, 2009, Duke Energy Indiana filed its case-in-chief testimony requesting approval for cost recovery of a $121 million site assessment and characterization plan for $CO_2$ sequestration options including deep saline sequestration, depleted oil and gas sequestration and enhanced oil recovery for the $CO_2$ from the Edwardsport IGCC facility. The OUCC filed testimony supportive of the continuing study of carbon storage, but recommended that Duke Energy Indiana break its plan into phases, recommending approval of only $33 million in expenditures at this time and deferral of expenditures rather than cost recovery through a tracking mechanism as proposed by Duke Energy Indiana. The CAC, an intervenor, recommended against approval of the carbon storage plan stating customers should not be required to pay for research and development costs. Duke Energy Indiana's rebuttal testimony was filed October 30, 2009, wherein it amended its request to seek deferral of $42 million to cover the carbon storage site assessment and characterization activities scheduled to occur through the end of 2010, with further required study expenditures subject to future IURC proceedings. An evidentiary hearing was held on November 9, 2009.

See Note 4 to the Consolidated Financial Statements, "Regulatory Matters," for further discussion on the above in-process or potential construction projects.

**Duke Energy Generating Facility Retirements.**

Duke Energy Carolinas, Duke Energy Indiana, Duke Energy Ohio and Duke Energy Kentucky each periodically file Integrated Resource Plans (IRP) with their state regulatory commissions. The IRPs provide a view of forecasted energy needs over a long term (15-20 years), and options being considered to meet those needs. The IRP's filed by Duke Energy Carolinas, Duke Energy Indiana, Duke Energy Ohio and Duke Energy Kentucky in 2011 and 2010 included planning assumptions to potentially retire, by 2015, certain coal-fired generating facilities in North Carolina, South Carolina, Indiana, Ohio and Kentucky that do not have the requisite emission control equipment, primarily to meet EPA regulations that are not yet effective. These facilities total approximately 3,300 MW at eight sites (Dan River, Riverbend, Lee, Buck units 5 and 6, Wabash River, Gallagher, Beckjord and Miami Fort unit 6). Duke Energy continues to evaluate the potential need to retire these coal-fired generating facilities earlier than the current estimated useful lives, and plans to seek regulatory recovery for amounts that would not be otherwise recovered when any assets are retired.

## Fuel Supply

USFE&G relies principally on coal and nuclear fuel for its generation of electric energy. The following table lists USFE&G's sources of power and fuel costs for the three years ended December 31, 2011.

| | Generation by Source (Percent) | | | Cost of Delivered Fuel per Net Kilowatt-hour Generated (Cents) | | |
|---|---|---|---|---|---|---|
| | **2011[d]** | 2010[d] | 2009 | **2011[d]** | 2010[d] | 2009 |
| Coal[a] | **60.0** | 61.5 | 59.6 | **3.17** | 3.04 | 2.88 |
| Nuclear | **37.6** | 36.3 | 38.5 | **0.55** | 0.52 | 0.48 |
| Oil and gas[b] | **1.4** | 0.9 | 0.4 | **5.89** | 6.77 | 7.71 |
| All fuels (cost-based on weighted average)[a] | **99.0** | 98.7 | 98.5 | **2.21** | 2.15 | 1.96 |
| Hydroelectric[c] | **1.0** | 1.3 | 1.5 | | | |
| | **100.0** | 100.0 | 100.0 | | | |

(a) Statistics related to coal generation and all fuels reflect USFE&G's 69% ownership interest in the East Bend Steam Station and 50.05% ownership interest in Unit 5 of the Gibson Steam Station.
(b) Cost statistics include amounts for light-off fuel at USFE&G's coal-fired stations and combined cycle (gas only).
(c) Generating figures are net of output required to replenish pumped storage facilities during off-peak periods.
(d) In addition, Duke Energy Carolinas produced approximately 6,000 megawatt-hours (MWh) in solar generation for 2011 and 2010; no fuel costs are attributed to this generation.

**Coal.**

USFE&G meets its coal demand in the Carolinas and Midwest through a portfolio of long-term purchase contracts and short-term spot market purchase agreements. Large amounts of coal are purchased under long-term contracts with mining operators who mine both underground and at the surface. USFE&G uses spot-market purchases to meet coal requirements not met by long-term contracts. Expiration dates for its long-term contracts, which have various price adjustment provisions and market re-openers, range from 2012 to 2014 for the Carolinas and 2012 to 2016 for the Midwest. USFE&G expects to renew these contracts or enter into similar contracts with other suppliers for the quantities and quality of coal required as existing contracts expire, though prices will fluctuate over time as coal markets change. The coal purchased for the Carolinas is primarily produced from mines in eastern Kentucky, West Virginia and southwestern Virginia. The coal purchased for the regulated Midwest entities is primarily produced in Indiana, Illinois, and Kentucky. USFE&G has an adequate supply of coal under contract to fuel its projected 2012 operations and a significant portion of supply to fuel its projected 2013 operations. Coal inventory levels have increased during the past year due to the impact of mild weather and the economy on retail load and low natural gas prices which are resulting in higher combined cycle gas-fired generation. If these factors continue for an extended period of time, USFE&G could have excess levels of coal inventory or incur incremental purchased power or other costs.

The current average sulfur content of coal purchased by USFE&G for the Carolinas is between 1% and 2%; while the Midwest is between 2% and 3%. USFE&G's scrubbers, in combination with the use of sulfur dioxide ($SO_2$) emission allowances, enable USFE&G to satisfy current $SO_2$ emission limitations for existing facilities in the Carolinas and Midwest.

**Gas.**

USFE&G is responsible for the purchase and the subsequent delivery of natural gas to native load customers in its Ohio and Kentucky service territories. USFE&G's natural gas procurement strategy is to buy firm natural gas supplies (natural gas intended to be available at all times) and firm interstate pipeline transportation capacity during the winter season (November through March) and during the non-heating season (April through October) through a combination of firm supply and transportation capacity along with spot supply and interruptible transportation capacity. This strategy allows USFE&G to assure reliable natural gas supply for its high priority (non-curtailable) firm customers during peak winter conditions and provides USFE&G the flexibility to reduce its contract commitments if firm customers choose alternate gas suppliers under USFE&G customer choice/gas transportation programs. In 2011, firm supply purchase commitment agreements provided approximately 100% of the natural gas supply. These firm supply agreements feature two levels of gas supply, specifically (i.) base load, which is a continuous supply to meet normal demand requirements, and (ii.) swing load, which is gas available on a daily basis to accommodate changes in demand due primarily to changing weather conditions.

USFE&G also owns two underground caverns with a total storage capacity of 16 million gallons of liquid propane. In addition, USFE&G has access to 5.5 million gallons of liquid propane storage and product loan through a commercial services agreement with a third party. This liquid propane is used in the three propane/air peak shaving plants located in Ohio and Kentucky. Propane/air peak shaving plants vaporize the propane and mix it with natural gas to supplement the natural gas supply during peak demand periods.

USFE&G maintains natural gas procurement-price volatility mitigation programs for Duke Energy Ohio and Duke Energy Kentucky. These programs pre-arrange percentages of seasonal gas requirements for Duke Energy Ohio and Duke Energy Kentucky. Duke Energy Ohio and Duke Energy Kentucky use primarily fixed-price forward contracts and contracts with a ceiling and floor on the price. As of December 31, 2011, Duke Energy Ohio and Duke Energy Kentucky, combined, had locked in pricing for 19% of their winter 2012/2013 system load requirements.

USFE&G is also responsible for the purchase and the subsequent delivery of natural gas to the gas turbine generators to serve native electric load customers in the Duke Energy Carolinas, Duke Energy Indiana and Duke Energy Kentucky service territories.

The natural gas procurement strategy is to contract with one or several suppliers who buy spot market natural gas supplies along with firm or interruptible interstate pipeline transportation capacity for deliveries to the sites. This strategy allows for competitive pricing, flexibility of delivery, and reliable natural gas supplies to each of the natural gas plants. In addition, Duke Energy Carolinas entered into a 20 year contract for firm capacity to serve a portion of the Buck and Dan River facilities. Many of the natural gas plants can be served by several supply zones and multiple pipelines.

**Nuclear.**

The industrial processes for producing nuclear generating fuel generally involve the mining and milling of uranium ore to produce uranium concentrates, the services to convert uranium concentrates to uranium hexafluoride, the services to enrich the uranium hexafluoride, and the services to fabricate the enriched uranium hexafluoride into usable fuel assemblies.

Duke Energy Carolinas has contracted for uranium materials and services to fuel the Oconee, McGuire and Catawba Nuclear Stations in the Carolinas. Uranium concentrates, conversion services and enrichment services are primarily met through a diversified portfolio of long-term supply contracts. The contracts are diversified by supplier, country of origin and pricing. Duke Energy Carolinas staggers its contracting so that its portfolio of long-term contracts covers the majority of its fuel requirements at Oconee, McGuire and Catawba in the near-term and decreasing portions of its fuel requirements over time thereafter. Near-term requirements not met by long-term supply contracts have been and are expected to be fulfilled with spot market purchases. Due to the technical complexities of changing suppliers of fuel fabrication services, Duke Energy Carolinas generally sources these services to a single domestic supplier on a plant-by-plant basis using multi-year contracts.

Duke Energy Carolinas has entered into fuel contracts that, based on its current need projections, cover 100% of the uranium concentrates, conversion services, and enrichment services requirements of the Oconee, McGuire and Catawba Nuclear Stations through at least 2013 and cover fabrication services requirements for these plants through at least 2018. For subsequent years, a portion of the fuel requirements at Oconee, McGuire and Catawba are covered by long-term contracts. For future requirements not already covered under long-term contracts, Duke Energy Carolinas believes it will be able to renew contracts as they expire, or enter into similar contractual arrangements with other suppliers of nuclear fuel materials and services.

**Energy Efficiency.**

Several factors have led to increased focus on energy efficiency, including environmental constraints, increasing costs of generating plants and legislative mandates regarding building codes and appliance efficiencies. As a result of these factors, Duke Energy has developed various programs designed to promote the efficient use of electricity by its customers. These programs and associated compensation mechanisms have been filed with various state commissions over the past several years.

In February 2009, the NCUC approved Duke Energy Carolinas' energy efficiency programs and authorized Duke Energy Carolinas to implement its rate rider pending approval of a final compensation mechanism by the NCUC. Duke Energy Carolinas began offering energy conservation programs to North Carolina retail customers and billing a conservation-program only rider on June 1, 2009. In October 2009, Duke Energy Carolinas also began offering demand response programs in North Carolina. In December 2009, the NCUC approved the save-a-watt compensation mechanism and, effective January 1, 2010, Duke Energy Carolinas began billing a rate rider reflecting both conservation and demand response programs. Since that time, additional programs have been filed by Duke Energy Carolinas and approved by the NCUC for delivery under the save-a-watt mechanism. The save-a-watt programs and compensation approach in North Carolina are approved through December 31, 2013.

Duke Energy Carolinas began offering demand response and conservation programs to South Carolina retail customers effective June 1, 2009. In January 2010, the PSCSC approved a save-a-watt rider for Duke Energy Carolinas' energy efficiency programs. Duke Energy Carolinas began billing this rider to retail customers February 1, 2010. Since that time, additional programs have been filed by Duke Energy Carolinas and approved by the PSCSC for delivery under the save-a-watt mechanism. The save-a-watt programs and compensation approach in South Carolina are approved through December 31, 2013.

Save-a-watt was approved by the PUCO in December 2008, in conjunction with the Electric Security Plan (ESP), and Duke Energy Ohio began offering programs and billing a rate rider effective January 1, 2009. Save-a-watt was approved in Ohio through December 31, 2011. A shared-savings compensation mechanism was filed with the PUCO on July 20, 2011, with a proposed effective date of January 1, 2012. Approval of Duke Energy Ohio's shared-savings mechanism is pending with the PUCO.

On September 28, 2010, Duke Energy Indiana filed a petition for new energy efficiency programs to enable meeting the IURC's energy efficiency mandates. Duke Energy Indiana's proposal requests recovery of costs through a rider including lost revenues and incentives for "core plus" energy efficiency programs and lost revenues and cost recovery for "core" energy efficiency programs. The hearing occurred in July 2011 and an order is expected in the first quarter of 2012.

In January 2010, Duke Energy Kentucky withdrew the application to implement save-a-watt. Energy efficiency programs continue under Duke Energy Kentucky's existing demand-side management program.

**SmartGrid and Distributed Renewable Generation Demonstration Project.**

Duke Energy Indiana filed a petition and case-in-chief testimony, supporting its request to build an intelligent distribution grid in Indiana. The proposal requested approval of distribution formula rates or, in the alternative, a SmartGrid rider to recover the return on and of the capital costs of the build-out and the recovery of incremental operating and maintenance expenses. Duke Energy Indiana filed supplemental testimony in January 2009 to reflect the impacts of new favorable tax treatment on the cost/benefit analysis for

SmartGrid. In response to issues raised by intervenors, Duke Energy Indiana filed rebuttal testimony agreeing to slow its deployment, and agreeing to work with the parties collaboratively to design time differentiated rate and energy management system pilots. During 2009, filings by intervenors and Duke Energy Indiana have been made that address various issues related to SmartGrid. On April 16, 2010, Duke Energy Indiana filed supplemental testimony in support of a revised SmartGrid proposal. An evidentiary hearing was held in July 2010. The IURC issued an order on October 19, 2011, dismissing the case, without prejudice or consideration of the merits of the case, due to the substantial delay in adjudication. Duke Energy will be evaluating its future plans for the demonstration of SmartGrid technology in Indiana.

Duke Energy Ohio received approval to recover expenditures incurred to deploy the SmartGrid infrastructure in December 2008 in conjunction with the approval of Duke Energy Ohio's ESP filing. In June 2009, Duke Energy Ohio filed an application to establish rates for return of its SmartGrid net costs incurred for gas and electric distribution service through the end of 2008. The rider for recovering electric SmartGrid costs was approved by the PUCO in its order approving the ESP. Duke Energy Ohio proposed its gas SmartGrid rider as part of its most recent gas distribution rate case. A Stipulation and Recommendation was entered into by Duke Energy Ohio, Staff of the PUCO, Kroger Company, and Ohio Partners for Affordable Energy, which provides for a revenue increase of $4.2 million under the electric rider and $590,000 under the natural gas rider. Approval of the Stipulation and Recommendation occurred in May 2010. Duke Energy Ohio filed its application for 2009 cost recovery in July 2010 and a Stipulation and Recommendation was filed on February 14, 2011, which provides for a revenue requirement increase of $8.7 million under the electric rider and $5 million under the gas rider. The PUCO approved the Stipulation on March 23, 2010. On June 30, 2011, Duke Energy Ohio filed its application for 2010 cost recovery. As part of the Stipulation and Recommendation, Duke Energy Ohio agreed to include a mid-deployment summary and review with its second quarter 2011 filing outlining its expenditures, deployment milestones, system performance levels and customer benefits in comparison to those outlined in the original plan. The PUCO has also begun an audit of the program, the results of which will be addressed in the case seeking recovery of 2010 costs.

Duke Energy Business Services was awarded a $200 million SmartGrid investment grant from the DOE in October 2009. The original grant application was based on a scaled SmartGrid deployment in Ohio and Indiana and a distribution automation pilot in Kentucky. However, due to the regulatory activities in Indiana described above, the project was re-scoped to include a phased-in approach in Indiana and additional deployments in Kentucky, North Carolina and South Carolina. The re-scoped grant was finalized with the DOE in May 2010. Subsequent to the re-scoping of the grant, as mentioned above, the IURC denied Duke Energy Indiana's proposed SmartGrid pilot without prejudice and Duke Energy Indiana is currently evaluating its future SmartGrid plans and timing.

**Renewable Energy.**

Concerns of climate change and energy security, carbon emissions and a desire to stimulate energy related to economic development have resulted in rising government support of renewable energy legislation at both the federal and state level. For example, the North Carolina legislation (SB 3) established a renewable energy and energy efficiency portfolio standard (REPS) for electric utilities, and in 2008, the state of Ohio also passed legislation that included renewable energy and advanced energy targets. With the passage of Senate Bill 221 (SB 221) in Ohio in 2008, Duke Energy Ohio is required to secure renewable energy and include an increasing percentage of renewables as part of its resource portfolio. The compliance percentages are based on a three-year historical average of its Standard Service Offer load. The requirements begin at 0.25% of the baseline load from all renewable resources, including 0.004% to be specifically from solar beginning in 2009, increasing to 12.5% total renewable, with 0.5% from solar by 2024. Of these percentages, at least 50% of each resource type must come from resources located within the state of Ohio. To address this legislation, Duke Energy Ohio initiated several acquisition activities focused on meeting the specific near-term 2009, 2010 and 2011 requirements. Effective December 10, 2009, the PUCO adopted a set of reporting standards known as "Green Rules" which will regulate energy efficiency, alternative energy generation requirements and emission reporting for activities mandated by SB 221.

The North Carolina REPS was enacted in 2007 as part of SB 3 and became effective January 1, 2008. SB 3 requires that renewable energy must equal 0.02% of retail sales beginning in 2010 and increases to 12.5% by 2021. A portion of the requirement may be met through energy efficiency programs (less than 25% until 2020 and less than 40% thereafter). A portion may also be met through purchases of unbundled out-of-state renewable energy credits (less than 25%). Duke Energy Carolinas recovers the majority of costs associated with renewable compliance through rate rider regulatory recovery; these costs apply only to North Carolina customers. REPS rider charges are statutorily capped in order to limit the impact of renewable compliance costs on customers and spending beyond the cost cap is not required.

The Indiana state legislature passed Senate Bill 251 in 2011, establishing a Voluntary Portfolio Standard. IURC rulemaking is underway with final rules expected mid-2012.

Duke Energy Carolinas expects to be deemed in full compliance with these requirements in 2012, subject to NCUC order, and Duke Energy Ohio also expects to be in full compliance with these requirements in 2012.

**Inventory**

Generation of electricity is capital-intensive. USFE&G must maintain an adequate stock of fuel, materials and supplies in order to ensure continuous operation of generating facilities and reliable delivery to customers. As of December 31, 2011, the inventory balance for USFE&G was $1,356 million. See Note 1 to the Consolidated Financial Statements, "Summary of Significant Accounting Policies," for additional information.

**Nuclear Insurance and Decommissioning**

Duke Energy Carolinas owns and operates the McGuire and Oconee Nuclear Stations and operates and has a partial ownership interest in the Catawba Nuclear Station. The McGuire and the Catawba Nuclear Stations each have two nuclear reactors and the Oconee Nuclear Station has three. Nuclear insurance includes: nuclear liability coverage; property, decontamination and premature decommissioning coverage; and business interruption and/or extra expense coverage. The other joint owners of the Catawba Nuclear Station reimburse Duke Energy Carolinas for certain expenses associated with nuclear insurance premiums per the Catawba Nuclear Station joint owner agreements. The Price-Anderson Act requires Duke Energy Carolinas to provide for public nuclear liability claims resulting from nuclear incidents to the maximum total financial protection liability, which currently is $12.6 billion. See Note 5 to the Consolidated Financial Statements, "Commitments and Contingencies — Nuclear Insurance," for more information.

Duke Energy Carolinas has a significant future financial commitment to dispose of spent nuclear fuel and decommission and decontaminate the plant safely. The NCUC and the PSCSC require that Duke Energy Carolinas updates its cost estimate for decommissioning its nuclear plants every five years, the most recent site-specific nuclear decommissioning cost studies were completed in January 2009 and showed total estimated nuclear decommissioning costs, including the cost to decommission plant components not subject to radioactive contamination, of $3 billion in 2008 dollars. This estimate includes Duke Energy Carolinas' 19.25% ownership interest in the Catawba Nuclear Station. The other joint owners of the Catawba Nuclear Station are responsible for decommissioning costs related to their ownership interests in the station. The balance of the external Nuclear Decommissioning Trust Funds (NDTF) was $2,060 million as of December 31, 2011 and $2,014 million as of December 31, 2010. Both the NCUC and the PSCSC have allowed Duke Energy Carolinas to recover estimated decommissioning costs through retail rates over the expected remaining service periods of Duke Energy Carolinas' nuclear stations. Duke Energy Carolinas believes that the decommissioning costs being recovered through rates, when coupled with the existing fund balance and expected fund earnings, will be sufficient to provide for the cost of future decommissioning. See Note 9 to the Consolidated Financial Statements, "Asset Retirement Obligations," for more information.

## Regulation

### State

The NCUC, the PSCSC, the PUCO, the IURC and the KPSC (collectively, the state utility commissions) approve rates for retail electric service within their respective states. In addition, the PUCO and the KPSC approve rates for retail gas distribution service within their respective states. The state utility commissions, except for the PUCO, also have authority over the construction and operation of USFE&G's generating facilities. CPCN's issued by the state utility commissions, as applicable, authorize USFE&G to construct and operate its electric facilities, and to sell electricity to retail and wholesale customers. Prior approval from the relevant state utility commission is required for Duke Energy's regulated operating companies to issue securities.

***Duke Energy Carolinas 2011 North Carolina Rate Case.***

In January 2012, the NCUC approved a settlement agreement between Duke Energy Carolinas and the North Carolina Utilities Public Staff (Public Staff) to limit Duke Energy Carolinas to an average 7.2% increase in retail rates, or approximately $309 million. The terms of the agreement included a 10.5% return on equity and a capital structure of 53% equity and 47% long-term debt. Revised rates went into effect in February 2012.

***Duke Energy Carolinas 2011 South Carolina Rate Case.***

In January 2012, the PSCSC approved a settlement agreement between Duke Energy Carolinas, the Office of Regulatory Staff (ORS), Wal-Mart Stores East, LP, and Sam's East, Inc. The terms of the agreement included an average 6.0% increase in retail and commercial revenues, or approximately $93 million. The proposed settlement included a 10.5% return on equity and a capital structure of 53% equity and 47% long-term debt. Revised rates went into effect in February 2012.

***Duke Energy Carolinas 2009 North Carolina Rate Case.***

In December 2009, the NCUC approved a settlement agreement between Duke Energy Carolinas and the North Carolina Public Staff. The terms of the agreement included a base rate increase of $315 million (or 8%) phased in primarily over a two-year period beginning January 1, 2010. In order to mitigate the impact of the increase on customers, the agreement provided for (i) a one-year delay in the collection of financing costs related to the Cliffside modernization project until January 1, 2011; and (ii) the accelerated return of certain regulatory liabilities to customers which lowered the total impact to customer bills to an increase of 7%. The settlement included a 10.7% return on equity and a capital structure of 52.5% equity and 47.5% long-term debt.

***Duke Energy Carolinas 2009 South Carolina Rate Case.***

In January 2010, the PSCSC approved a settlement agreement filed by Duke Energy Carolinas, Office of Regulatory Staff (ORS), and South Carolina Energy Users Committee (SCEUC) The terms of the agreement included (i) a $74 million increase in base rates, (ii) an allowed return on equity of 11% with rates set at a return on equity of 10.7% and capital structure of 53% equity, and (iii) various riders, including one that provides for the return of Demand Side Management (DSM) charges previously collected from customers over three years, and another that provides for a storm reserve provision allowing Duke Energy Carolinas to collect $5 million annually (up to a maximum funding level of $50 million accumulating in reserves) to be used against large storm costs in any particular period. The new rates were effective February 1, 2010.

***Duke Energy Ohio Standard Service Offer (SSO) Filing.***

The PUCO approved Duke Energy Ohio's new ESP in November 2011. The ESP includes competitive auctions for electricity supply for a term of January 1, 2012 through May 31, 2015. The ESP also includes a provision for a non-bypassable stability charge of $110 million per year to be collected from 2012-2014 and requires Duke Energy Ohio to transfer its generation assets to a non-regulated affiliate on or before December 31, 2014. Duke Energy Ohio's USFE&G segment successfully conducted initial auctions in December 2011 to serve SSO customers effective January 2012. New rates for Duke Energy Ohio went into effect for SSO customers in January 2012.

The new ESP effectively separates the generation of electricity from Duke Energy Ohio's retail load obligation. Duke Energy Ohio's retail load obligation is satisfied through competitive auctions, the costs of which are recovered from customers. As a result, Duke Energy Ohio now earns margin on the transmission and distribution of electricity only and not on the cost of the underlying energy.

For more information on rate matters, see Note 4 to the Consolidated Financial Statements, "Regulatory Matters — Rate Related Information."

**Federal**

The FERC approves USFE&G's cost-based rates for electric sales to certain wholesale customers, as well as sales of transmission service. Regulations of FERC and the state utility commissions govern access to regulated electric and gas customer and other data by non-regulated entities, and services provided between regulated and non-regulated energy affiliates. These regulations affect the activities of non-regulated affiliates with USFE&G.

***Regional Transmission Organizations.***

Duke Energy Indiana is a transmission owner in a regional transmission organization (RTO) operated by the Midwest Independent Transmission System Operator, Inc. (Midwest ISO), a non-profit organization which maintains functional control over the combined transmission systems of its members. In 2005, the Midwest ISO began administering an energy market within its footprint and in January 2009 it began administering an ancillary services market. Additionally, in April 2009, the Midwest ISO began administering a voluntary capacity auction, and in June 2009, instituted a tariff based capacity requirement.

The Midwest ISO is the provider of transmission service requested on the transmission facilities under its tariff. It is responsible for the reliable operation of those transmission facilities and the regional planning of new transmission facilities. The Midwest ISO administers energy markets utilizing Locational Marginal Pricing (i.e., the energy price for the next MW may vary throughout the Midwest ISO market based on transmission congestion and energy losses) as the methodology for relieving congestion on the transmission facilities under its functional control.

Effective January 1, 2012, Duke Energy Ohio and Duke Energy Kentucky became transmission owners in a RTO operated by PJM Interconnection, LLC (PJM). PJM operates in a manner similar to the Midwest ISO as described above. Prior to this date, Duke Energy Ohio and Duke Energy Kentucky were transmission owners in the Midwest ISO.

**Other**

USFE&G is subject to the jurisdiction of the NRC for the design, construction and operation of its nuclear generating facilities. In 2000, the NRC renewed the operating license for Duke Energy Carolinas' three Oconee nuclear units through 2033 for Units 1 and 2 and through 2034 for Unit 3. In 2003, the NRC renewed the operating licenses for all units at Duke Energy Carolinas' McGuire and Catawba stations. The two McGuire units are licensed through 2041 and 2043, respectively, while the two Catawba units are licensed through 2043.

All but one of USFE&G's hydroelectric generating facilities are licensed by the FERC under Part I of the Federal Power Act. The FERC has jurisdiction to issue new hydroelectric operating licenses when the existing license expires. The 13 hydroelectric stations of the Catawba-Wateree Project are in the late stages of the FERC relicensing process. These stations continue to operate under annual extensions of the current FERC license, which expired in 2008, until the FERC issues a new license, which is currently projected to be issued in late 2012. Relicensing is now underway for two hydroelectric stations comprising the Keowee-Toxaway Project. The current Keowee-Toxaway Project license does not expire until 2016 and the project will continue to operate under the current license until the new license is issued. All other hydroelectric stations are operating under current operating licenses, including ten hydroelectric stations (in the East Fork, West Fork, Nantahala, Bryson, Mission, Franklin, and Markland Projects) for which new licenses were issued in 2010 through 2012. Duke Energy expects to receive new licenses for all applicable hydroelectric facilities with the exception of the Dillsboro Project, for which Duke Energy requested and the FERC approved license surrender. Duke Energy Carolinas has removed the Dillsboro Project dam and powerhouse as part of multi-project and multi-stakeholder agreements and Duke Energy Carolinas is continuing with stream restoration and post-removal monitoring as requested by FERC's license surrender order.

USFE&G is subject to the jurisdiction of the U.S. Environmental Protection Agency (EPA) and state and local environmental agencies. For a discussion of environmental regulation, see "Environmental Matters" in this section.

See "Other Issues" section of Management's Discussion and Analysis of Financial Condition and Results of Operations for a discussion about potential Global Climate Change legislation and other EPA regulations under development and the potential impacts such legislation and regulation could have on Duke Energy's operations.

## COMMERCIAL POWER

Commercial Power owns, operates and manages power plants and engages in the wholesale marketing and procurement of electric power, fuel and emission allowances related to these plants as well as other contractual positions. Commercial Power's generation operations, excluding renewable energy generation assets, consist primarily of coal-fired and gas-fired non-regulated generation assets which are dispatched into wholesale markets. These assets are comprised of 7,550 net MW of power generation primarily located in the Midwestern U.S. The asset portfolio has a diversified fuel mix with base-load and mid-merit coal-fired units as well as combined cycle and peaking natural gas-fired units. The coal-fired generation assets were dedicated under the Duke Energy Ohio ESP through December 31, 2011. As discussed in the USFE&G section above, the new ESP effectively separates the generation of electricity from

Duke Energy Ohio's retail load obligation as of January 1, 2012. As a result, Duke Energy Ohio's coal-fired generation assets no longer serve retail load customers or receive negotiated pricing under the ESP. The generation assets began selling all of their electricity into wholesale markets in January 2012 and going forward will receive wholesale energy margins and capacity revenues from PJM at rates currently below those previously collected under the prior ESP. These lower energy margins and capacity revenues are expected to be partially offset by a non-bypassable stability charge collected from Duke Energy Ohio's retail customers through 2014. Commercial Power has fully hedged its forecasted coal-fired generation. Capacity revenues are 100% contracted in PJM through May 2015.

For information on Commercial Power's generation facilities, see "Commercial Power" in Item 2, "Properties"

Commercial Power also has a retail sales subsidiary, Duke Energy Retail Sales, LLC (Duke Energy Retail), which is certified by the PUCO as a Competitive Retail Electric Supplier (CRES) provider in Ohio. Duke Energy Retail serves retail electric customers in southwest, west central and northern Ohio with energy and other energy services at competitive rates. Due to increased levels of customer switching as a result of the competitive markets in Ohio, which is discussed further below, Duke Energy Retail has focused on acquiring customers that had previously been served by Duke Energy Ohio under the ESP, as well as those previously served by other Ohio franchised utilities.

Through Duke Energy Generation Services, Inc. (DEGS), Commercial Power engages in the development, construction and operation of renewable energy projects. Currently, DEGS has a significant pipeline of development projects and approximately 1,100 net MW of renewable generating capacity in operation as of December 31, 2011. In addition, DEGS develops commercial transmission projects. DEGS also owns and operates electric generation for large energy consumers, municipalities, utilities and industrial facilities. DEGS currently manages approximately 3,700 MW of power generation at various sites throughout the U.S.

**Rates and Regulation**

Effective January 1, 2009, Commercial Power's primarily coal-fired generation assets began operating under the Duke Energy Ohio ESP, which expired on December 31, 2011. Prior to the ESP, these generation assets had been contracted through the Rate Stabilization Plan (RSP), which expired on December 31, 2008.

Prior to December 17, 2008, Commercial Power did not apply regulatory accounting treatment to any of its operations due to the comprehensive electric deregulation legislation passed by the state of Ohio in 1999. In April 2008, new legislation (SB 221) was passed in Ohio and signed by the Governor of Ohio in May 2008. This law codified the PUCO's authority to approve an electric utility's Standard Service Offer either through an ESP or a Market Rate Offer (MRO), which is a price determined through a competitive bidding process. In July 2008, Duke Energy Ohio filed an ESP and, with certain amendments, the ESP was approved by the PUCO on December 17, 2008. The approval of the ESP on December 17, 2008 resulted in the reapplication of regulatory accounting treatment to certain portions of Commercial Power's operations as of that date. The ESP became effective on January 1, 2009.

Despite certain portions of the Ohio retail load operations not meeting the criteria for applying regulatory accounting treatment, all of Commercial Power's Ohio retail load operations' rates were subject to approval by the PUCO through December 2011, and thus these operations, through December 31, 2011, were referred to here-in as Commercial Power's regulated operations.

As discussed in the USFE&G section above, the PUCO approved Duke Energy Ohio's new ESP in November 2011.In November 2011, as a result of changes resulting from the PUCO's approval of the new ESP, Commercial Power stopped applying regulatory accounting treatment to its Ohio operations. As of December 31, 2011, no portion of Commercial Power applies regulatory accounting.

For more information on rate matters, see Note 4 to the Consolidated Financial Statements, "Regulatory Matters — Rate Related Information."

Commercial Power is subject to regulation at the federal level, primarily from FERC. Regulations of FERC govern access to regulated electric customer and other data by non-regulated entities, and services provided between regulated and non-regulated energy affiliates. These regulations affect the activities of Commercial Power.

Commercial Power is subject to the jurisdiction of the EPA and state and local environmental agencies. (For a discussion of environmental regulation, see "Environmental Matters" in this section.)

See "Other Issues" section of Management's Discussion and Analysis of Financial Condition and Results of Operations for a discussion about potential Global Climate Change legislation and the potential impacts such legislation could have on Duke Energy's operations.

**Market Environment and Competition**

Commercial Power competes for wholesale contracts for the purchase and sale of electricity, coal, natural gas and emission allowances. The market price of commodities and services, along with the quality and reliability of services provided, drive competition in the energy marketing business. Commercial Power's main competitors include other non-regulated generators in the Midwestern U.S., wholesale power providers, coal and natural gas suppliers, and renewable energy.

**Fuel Supply**

Commercial Power relies on coal and natural gas for its generation of electric energy.

***Coal.***

Commercial Power meets its coal demand through a portfolio of purchase supply contracts and spot agreements. Large amounts of coal are purchased under supply contracts with mining operators who mine both underground and at the surface. Commercial Power uses spot-market purchases to meet coal requirements not met by supply contracts. Expiration dates for its supply contracts, which have various price adjustment provisions and market re-openers, range through 2018. Commercial Power expects to renew these contracts or enter into similar contracts with other suppliers for the quantities and quality of coal required as existing contracts expire, though prices will fluctuate over time as coal markets change. The majority of Commercial Power's coal is sourced from mines in the Northern Appalachian and Illinois basins. Commercial Power has an adequate supply of coal to fuel its projected 2012 operations. The majority of Commercial Power's coal-fired generation is equipped with flue gas desulfurization equipment. As a result, Commercial Power is able to satisfy the current emission limitations for $SO_2$ for existing facilities.

***Gas.***

Commercial Power is responsible for the purchase and the subsequent delivery of natural gas to its gas turbine generators. In general Commercial Power hedges its natural gas requirements using financial contracts. Physical gas is purchased in the spot market to meet generation needs.

## INTERNATIONAL ENERGY

International Energy principally operates and manages power generation facilities and engages in sales and marketing of electric power, natural gas, and natural gas liquids outside the U.S. It conducts operations through Duke Energy International, LLC (DEI) and its affiliates and its activities principally target power generation in Latin America. Additionally, International Energy owns a 25% interest in National Methanol Company (NMC), a large regional producer of methanol and methyl tertiary butyl ether (MTBE) located in Saudi Arabia. The investment in NMC is accounted for under the equity method of accounting. International Energy has a 25% ownership interest in Attiki Gas Supply S.A. (Attiki), a natural gas distributor located in Athens, Greece, which was accounted for under the equity method of accounting through December 31, 2009. In January 2010, the counterparty to Attiki's non-recourse debt issued a notice of default due to Duke Energy's failure to make a scheduled semi-annual installment payment of principal and interest in November 2009 and following Duke Energy's December 2009 decision to abandon its investment in Attiki and the related non-recourse debt. In December 2011, Duke Energy entered into an agreement to sell its ownership interest to an existing equity owner in a series of transactions that will result in full discharge of its debt obligation; the transaction is scheduled to close in March 2012. See Note 13 to the Consolidated Financial Statements, "Investments in Unconsolidated Affiliates and Related Party Transactions," for additional information.

International Energy's customers include retail distributors, electric utilities, independent power producers, marketers and industrial/commercial companies. International Energy's current strategy is focused on optimizing the value of its current Latin American portfolio and expanding the portfolio through investment in generation opportunities in Latin America.

International Energy owns, operates or has substantial interests in approximately 4,600 gross MW of generation facilities. For information on International Energy's generation facilities, see "International Energy" in Item 2, "Properties"

### Competition and Regulation

International Energy's sales and marketing of electric power and natural gas competes directly with other generators and marketers serving its market areas. Competitors are country and region-specific but include government-owned electric generating companies, local distribution companies with self-generation capability and other privately-owned electric generating and marketing companies. The principal elements of competition are price and availability, terms of service, flexibility and reliability of service.

A high percentage of International Energy's portfolio consists of baseload hydroelectric generation facilities which compete with other forms of electric generation available to International Energy's customers and end-users, including natural gas and fuel oils. Economic activity, conservation, legislation, governmental regulations, weather, additional generation capacities and other factors affect the supply and demand for electricity in the regions served by International Energy. International Energy's operations are subject to both country-specific and international laws and regulations. (See "Environmental Matters" in this section.)

## OTHER

The remainder of Duke Energy's operations is presented as Other. While it is not an operating segment, Other primarily includes certain unallocated corporate costs, Bison Insurance Company Limited (Bison), Duke Energy's wholly-owned, captive insurance subsidiary, contributions to the Duke Energy Foundation, Duke Energy's effective 50% interest in DukeNet Communications, LLC (DukeNet) and related telecom businesses, and Duke Energy Trading and Marketing, LLC (DETM), which is 40% owned by Exxon Mobil Corporation and 60% owned by Duke Energy and management is currently in the process of winding down.

Bison's principal activities as a captive insurance entity include the indemnification of various business risks and losses, such as property, business interruption, workers' compensation and general liability of subsidiaries and affiliates of Duke Energy. DukeNet develops, owns and operates a fiber optic communications network, primarily in the southeast U.S., serving wireless, local and long-distance communications companies, internet service providers and other businesses and organizations.

### Regulation

The entities within Other are subject to the jurisdiction of state and local agencies.

## GEOGRAPHIC REGIONS

For a discussion of Duke Energy's foreign operations see "Management's Discussion and Analysis of Results of Operations" and Notes 3 and 14 to the Consolidated Financial Statements, "Business Segments" and "Risk Management, Derivative Instruments and Hedging Activities," respectively.

## EMPLOYEES

On December 31, 2011, Duke Energy had 18,249 employees. A total of 4,445 operating and maintenance employees were represented by unions.

## EXECUTIVE OFFICERS OF DUKE ENERGY

| | | |
|---|---|---|
| **Stephen G. De May** | 49 | ***Senior Vice President, Investor Relations and Treasurer.*** Mr. De May assumed the role of Treasurer in November 2007 and in October 2009 Mr. De May assumed additional responsibility for investor relations. Prior to that, he served as Assistant Treasurer since April 2006, upon the merger of Duke Energy and Cinergy. Until the merger of Duke Energy and Cinergy, Mr. De May served as Vice President, Energy and Environmental Policy of Duke Energy since February 2004. |
| **Lynn J. Good** | 52 | ***Group Executive and Chief Financial Officer.*** Ms. Good assumed her current position in July 2009. In November 2007, Ms. Good began serving as President, Commercial Businesses. Prior to that, she served as Senior Vice President and Treasurer since December 2006; prior to that she served as Treasurer and Vice President, Financial Planning since October 2006; and prior to that she served as Vice President and Treasurer since April 2006, upon the merger of Duke Energy and Cinergy. Until the merger of Duke Energy and Cinergy, Ms. Good served as Executive Vice President and Chief Financial Officer of Cinergy from August 2005 and Vice President, Finance and Controller of Cinergy from November 2003 to August 2005. |
| **Dhiaa M. Jamil** | 55 | ***Group Executive, Chief Generation Officer and Chief Nuclear Officer.*** Mr. Jamil assumed his position as Chief Generation Officer in July 2009 and his position as Chief Nuclear Officer in February 2008. Prior to that he served as Senior Vice President, Nuclear Support, Duke Energy Carolinas, LLC since January 2007; and prior to that he served as Vice President, Catawba Nuclear Station, since July 2003. |
| **Marc E. Manly** | 59 | ***Group Executive, Chief Legal Officer and Corporate Secretary.*** Mr. Manly assumed the role of Corporate Secretary in December 2008 and assumed position of Chief Legal Officer in April 2006, upon the merger of Duke Energy and Cinergy. Until the merger of Duke Energy and Cinergy, Mr. Manly served as Executive Vice President and Chief Legal Officer of Cinergy since November 2002. |
| **James E. Rogers** | 64 | ***Chairman, President and Chief Executive Officer.*** Mr. Rogers assumed the role of Chief Executive Officer and President in April 2006, upon the merger of Duke Energy and Cinergy and assumed the role of Chairman on January 2, 2007. Until the merger of Duke Energy and Cinergy, Mr. Rogers served as Chairman of the Board of Cinergy since 2000 and as Chief Executive Officer of Cinergy since 1995. |
| **B. Keith Trent** | 52 | ***Group Executive and President, Commercial Businesses.*** Mr. Trent assumed his current position in July 2009. Prior to that he served as Group Executive and Chief Strategy, Policy and Regulatory Officer since May 2007. Prior to that he served as Group Executive and Chief Strategy and Policy Officer since October 2006 and prior to that he served as Group Executive and Chief Development Officer since April 2006, upon the merger of Duke Energy and Cinergy. Until the merger of Duke Energy and Cinergy, Mr. Trent served as Executive Vice President, General Counsel and Secretary of Duke Energy since March 2005. Prior to that he served as General Counsel, Litigation of Duke Energy from May 2002 to March 2005. |
| **Jennifer L. Weber** | 45 | ***Group Executive of Human Resources and Corporate Relations.*** Ms. Weber assumed her current position in January 2011. Prior to that she served as Senior Vice President and Chief Human Resources Officer since November 2008. Prior to that she served as Senior Vice President of Human Resources at Scripps Networks Interactive from 2005 to 2008. |
| **Steven K. Young** | 53 | ***Senior Vice President and Controller.*** Mr. Young assumed his current position in December 2006. Prior to that he served as Vice President and Controller since April 2006, upon the merger of Duke Energy and Cinergy. Until the merger of Duke Energy and Cinergy, Mr. Young served as Vice President and Controller of Duke Energy since June 2005. Prior to that Mr. Young served as Senior Vice President and Chief Financial Officer of Duke Energy Carolinas from March 2003 to June 2005. |

Executive officers serve until their successors are duly elected.

There are no family relationships between any of the executive officers, nor any arrangement or understanding between any executive officer and any other person involved in officer selection.

## GENERAL

### Duke Energy Subsidiary Registrant Overview.

**Duke Energy Carolinas.**

Duke Energy Carolinas generates, transmits, distributes and sells electricity in central and western North Carolina and western South Carolina. Duke Energy Carolinas is subject to the regulatory provisions of the NCUC, the PSCSC, the NRC and FERC. Duke Energy Carolinas operates one reportable business segment, Franchised Electric, which generates, transmits, distributes and sells electricity. Substantially all of Franchised Electric operations are regulated and qualify for regulatory accounting treatment. For additional information regarding this business segment, including financial information, see Note 3 to the Consolidated Financial Statements, "Business Segments."

Duke Energy Carolinas' service area covers 24,000 square miles with an estimated population of 6.8 million and supplies electric service to 2.4 million residential, commercial and industrial customers. See Item 2. "Properties" for further discussion of Duke Energy Carolinas' generating facilities, transmission and distribution.

The remainder of Duke Energy Carolinas' operations is presented as Other. Although it is not considered a business segment, Other primarily consists of certain governance costs allocated by its parent, Duke Energy.

**Duke Energy Ohio.**

Duke Energy Ohio is a wholly-owned subsidiary of Cinergy, which is a wholly-owned subsidiary of Duke Energy. Duke Energy Ohio is a combination electric and gas public utility that provides service in southwestern Ohio and northern Kentucky through its wholly-owned subsidiary Duke Energy Kentucky, as well as electric generation in parts of Ohio, Illinois, Indiana and Pennsylvania. Duke Energy Ohio's principal lines of business include generation, transmission and distribution of electricity, the sale of and/or transportation of natural gas, and energy marketing. Duke Energy Kentucky's principal lines of business include generation, transmission and distribution of electricity, as well as the sale of and/or transportation of natural gas. References herein to Duke Energy Ohio include Duke Energy Ohio and its subsidiaries. Duke Energy Ohio is subject to the regulatory provisions of the PUCO, the KPSC and FERC.

*Duke Energy Ohio Business Segments.* At December 31, 2011, Duke Energy Ohio operated two business segments, both of which are considered reportable segments under the applicable accounting rules: Franchised Electric and Gas and Commercial Power. For additional information on each of these business segments, including financial information, see Note 3 to the Consolidated Financial Statements, "Business Segments."

The following is a brief description of the nature of operations of each of Duke Energy Ohio's reportable business segments, as well as Other:

*Franchised Electric and Gas.* Franchised Electric and Gas consists of Duke Energy Ohio's regulated electric and gas transmission and distribution systems located in Ohio and Kentucky, including its regulated electric generation in Kentucky. Franchised Electric and Gas plans, constructs, operates and maintains Duke Energy Ohio's transmission and distribution systems, which generate, transmit and distribute electric energy to consumers in southwestern Ohio and northern Kentucky. Franchised Electric and Gas also transports and sells natural gas in southwestern Ohio and northern Kentucky. Substantially all of Franchised Electric and Gas' operations are regulated and, accordingly, these operations qualify for regulatory accounting treatment.

Duke Energy Ohio's Franchised Electric and Gas service area covers 3,000 square miles with an estimated population of 2.1 million and supplies electric service to 830,000 residential, commercial and industrial customers and provides regulated transmission and distribution services for natural gas to 500,000 customers. See Item 2. "Properties" for further discussion of Duke Energy Ohio's Franchised Electric and Gas generating facilities.

*Commercial Power.* Commercial Power owns, operates and manages power plants and engages in the wholesale marketing and procurement of electric power, fuel and emission allowances related to these plants, as well as other contractual positions. Commercial Power's generation operations consists of primarily coal-fired generation assets located in Ohio which were dedicated under the Duke Energy Ohio ESP through December 31, 2011 and are dispatched into wholesale markets effective January 1, 2012 and gas-fired non-regulated generation assets which are dispatched into wholesale markets. These assets are comprised of 7,550 net MW of power generation primarily located in the Midwestern U.S. The asset portfolio has a diversified fuel mix with base-load and mid-merit coal-fired units as well as combined cycle and peaking natural gas-fired units. Duke Energy Ohio's Commercial Power reportable operating segment does not include the operations of DEGS or Duke Energy Retail, which is included in the Commercial Power reportable operating segment at Duke Energy. See Item 2. "Properties" for further discussion of Duke Energy Ohio's Commercial Power generating facilities.

The PUCO approved Duke Energy Ohio's new ESP in November 2011. The ESP includes competitive auctions for electricity supply for a term of January 1, 2012 through May 31, 2015. The ESP also includes a provision for a non-bypassable stability charge of $110 million per year to be collected from 2012-2014 and requires Duke Energy Ohio to transfer its generation assets to a non-regulated affiliate on or before December 31, 2014. The FE&G portion of Duke Energy Ohio's business successfully conducted initial auctions in December 2011 to serve SSO customers effective January 2012. New rates for Duke Energy Ohio went into effect for SSO customers in January 2012.

See Note 4 to the Consolidated Financial Statements, "Regulatory Matters," for further discussion related to the ESP.

Through December 31, 2011, Duke Energy Ohio's primarily coal-fired assets, as excess capacity allows, also generate revenues through sales outside the ESP load customer base, and such revenue is termed wholesale. In 2011 and 2010 Duke Energy Ohio earned approximately 24% and 13%, respectively, of its consolidated operating revenues from PJM. These revenues relate to the sale of capacity and electricity from the gas-fired non-regulated generation assets. In 2009 no single counterparty contributed 10% or more of consolidated operating revenue.

*Other.* The remainder of Duke Energy Ohio's operations is presented as Other. Although it is not considered a business segment, Other primarily consists of certain governance costs allocated by its ultimate parent, Duke Energy.

**Duke Energy Indiana.**

Duke Energy Indiana, an Indiana corporation organized in 1942, is a wholly-owned subsidiary of Cinergy. Duke Energy Indiana generates, transmits and distributes electricity in central, north central, and southern Indiana. Duke Energy Indiana is subject to the regulatory provisions of the IURC and FERC. Duke Energy Indiana operates one reportable business segment, Franchised Electric, which generates, transmits, distributes and sells electricity. The substantial majority of Duke Energy Indiana's operations are regulated and qualify for regulatory accounting treatment. For additional information regarding this business segment, including financial information, see Note 3 to the Consolidated Financial Statements, "Business Segments."

Duke Energy Indiana's service area covers 23,000 square miles with an estimated population of 3.0 million. Duke Energy Indiana supplies electric service to 790,000 residential, commercial and industrial customers. See Item 2. "Properties" for further discussion of Duke Energy Indiana's generating facilities, transmission and distribution.

The remainder of Duke Energy Indiana's operations is presented as Other. Although it is not considered a business segment, Other primarily includes certain governance costs allocated by its ultimate parent, Duke Energy.

## ENVIRONMENTAL MATTERS

The Duke Energy Registrants are subject to federal, state and local laws and regulations with regard to air and water quality, hazardous and solid waste disposal and other environmental matters. Duke Energy is also subject to international laws and regulations with regard to air and water quality, hazardous and solid waste disposal and other environmental matters. Environmental laws and regulations affecting the Duke Energy Registrants include, but are not limited to:

- The Clean Air Act (CAA), as well as state laws and regulations impacting air emissions, including State Implementation Plans related to existing and new national ambient air quality standards for ozone and particulate matter. Owners and/or operators of air emission sources are responsible for obtaining permits and for annual compliance and reporting.
- The Clean Water Act which requires permits for facilities that discharge wastewaters into the environment.
- The Comprehensive Environmental Response, Compensation and Liability Act, which can require any individual or entity that currently owns or in the past may have owned or operated a disposal site, as well as transporters or generators of hazardous substances sent to a disposal site, to share in remediation costs.
- The Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act, which requires certain solid wastes, including hazardous wastes, to be managed pursuant to a comprehensive regulatory regime.
- The National Environmental Policy Act, which requires federal agencies to consider potential environmental impacts in their decisions, including siting approvals.

See "Other Issues" section of Management's Discussion and Analysis of Financial Condition and Results of Operations for a discussion about potential Global Climate Change legislation and the potential impacts such legislation could have on the Duke Energy Registrants' operations. Additionally, other recently passed and potential future environmental laws and regulations could have a significant impact on the Duke Energy Registrants' results of operations, cash flows or financial position. However, if and when such laws and regulations become effective, the Duke Energy Registrants will seek appropriate regulatory recovery of costs to comply within its regulated operations.

For more information on environmental matters involving the Duke Energy Registrants, including possible liability and capital costs, see Notes 4 and 5 to the Consolidated Financial Statements, "Regulatory Matters," and "Commitments and Contingencies—Environmental," respectively. Except to the extent discussed in Note 4 to the Consolidated Financial Statements, "Regulatory Matters," and Note 5 to the Consolidated Financial Statements, "Commitments and Contingencies," compliance with current international, federal, state and local provisions regulating the discharge of materials into the environment, or otherwise protecting the environment, is incorporated into the routine cost structure of our various business segments and is not expected to have a material adverse effect on the competitive position, consolidated results of operations, cash flows or financial position of the Duke Energy Registrants.

## ITEM 1A. RISK FACTORS.

Unless otherwise indicated, the risk factors discussed below generally relate to risks associated with all of the Duke Energy Registrants. Risks identified at the Subsidiary Registrant level are generally applicable to Duke Energy.

**The Duke Energy Registrants' franchised electric revenues, earnings and results are dependent on state legislation and regulation that affect electric generation, transmission, distribution and related activities, which may limit Duke Energy's ability to recover costs.**

The Duke Energy Registrants' franchised electric businesses are regulated on a cost-of-service/rate-of-return basis subject to the statutes and regulatory commission rules and procedures of North Carolina, South Carolina, Ohio, Indiana and Kentucky. If the Duke Energy Registrants' franchised electric earnings exceed the returns established by the state regulatory commissions, the Duke Energy Registrants' retail electric rates may be subject to review and possible reduction by the commissions, which may decrease the Duke Energy Registrants' future earnings. Additionally, if regulatory bodies do not allow recovery of costs incurred in providing service on a timely basis, the Duke Energy Registrants' future earnings could be negatively impacted.

If legislative and regulatory structures were to evolve in such a way that the Duke Energy Registrants' exclusive rights to serve their franchised customers were eroded, the Duke Energy Registrants' future earnings could be negatively impacted.

**The Duke Energy Registrants' businesses are subject to extensive federal regulation that will affect the Duke Energy Registrants' operations and costs.**

The Duke Energy Registrants are subject to regulation by FERC, the NRC and various other federal agencies. Regulation affects almost every aspect of the Duke Energy Registrants' businesses, including, among other things, the Duke Energy Registrants' ability to: take fundamental business management actions; determine the terms and rates of the Duke Energy Registrants' transmission and distribution businesses' services; make acquisitions; issue equity or debt securities; engage in transactions between the Duke Energy Registrants' utilities and other subsidiaries and affiliates; and the ability of the operating subsidiaries to pay dividends to the Duke Energy Registrants. Changes to these regulations are ongoing, and the Duke Energy Registrants cannot predict the future course of changes in this regulatory environment or the ultimate effect that this changing regulatory environment will have on the Duke Energy Registrants' business. However, changes in regulation (including re-regulating previously deregulated markets) can cause delays in or affect business planning and transactions and can substantially increase the Duke Energy Registrants' costs.

**The Duke Energy Registrants must meet credit quality standards and there is no assurance that they and their rated subsidiaries will maintain investment grade credit ratings. If the Duke Energy Registrants or their rated subsidiaries are unable to maintain an investment grade credit rating, the Duke Energy Registrants would be required under credit agreements to provide collateral in the form of letters of credit or cash, which may materially adversely affect the Duke Energy Registrants' liquidity.**

Each of the Duke Energy Registrants and their rated subsidiaries senior unsecured long-term debt is currently rated investment grade by various rating agencies. The Duke Energy Registrants cannot be sure that the senior unsecured long-term debt of the Duke Energy Registrants or their rated subsidiaries will be rated investment grade in the future.

If the rating agencies were to rate the Duke Energy Registrants or their rated subsidiaries below investment grade, the entities' borrowing costs would increase, perhaps significantly. In addition, their potential pool of investors and funding sources would likely decrease. Further, if the Duke Energy Registrants' short-term debt rating were to fall, the entities' access to the commercial paper market could be significantly limited. Any downgrade or other event negatively affecting the credit ratings of the Duke Energy Registrants' subsidiaries could make their costs of borrowing higher or access to funding sources more limited, which in turn could increase the Duke Energy Registrants' need to provide liquidity in the form of capital contributions or loans to such subsidiaries, thus reducing the liquidity and borrowing availability of the consolidated group.

A downgrade below investment grade could also require the Duke Energy Registrants to post additional collateral in the form of letters of credit or cash under various credit agreements and trigger termination clauses in some interest rate derivative agreements, which would require cash payments. All of these events would likely reduce the Duke Energy Registrants' liquidity and profitability and could have a material adverse effect on the Duke Energy Registrants' financial position, results of operations or cash flows.

**Duke Energy relies on access to short-term money markets and longer-term capital markets to finance Duke Energy's capital requirements and support Duke Energy's liquidity needs, and Duke Energy's access to those markets can be adversely affected by a number of conditions, many of which are beyond Duke Energy's control.**

Duke Energy's business is financed to a large degree through debt and the maturity and repayment profile of debt used to finance investments often does not correlate to cash flows from Duke Energy's assets. Accordingly, Duke Energy relies on access to both short-term money markets and longer-term capital markets as a source of liquidity for capital requirements not satisfied by the cash flow from Duke Energy's operations and to fund investments originally financed through debt instruments with disparate maturities. If Duke Energy is not able to access capital at competitive rates or at all, Duke Energy's ability to finance its operations and implement its strategy and business plan as scheduled could be adversely affected. An inability to access capital may limit Duke Energy's ability to pursue improvements or acquisitions that Duke Energy may otherwise rely on for future growth.

Market disruptions may increase Duke Energy's cost of borrowing or adversely affect Duke Energy's ability to access one or more financial markets. Such disruptions could include: economic downturns; the bankruptcy of an unrelated energy company; capital market conditions generally; market prices for electricity and gas; terrorist attacks or threatened attacks on Duke Energy's facilities or unrelated energy companies; or the overall health of the energy industry. The availability of credit under Duke Energy's revolving credit facilities depends upon the ability of the banks providing commitments under such facilities to provide funds when their obligations to do so arise. Systematic risk of the banking system and the financial markets could prevent a bank from meeting its obligations under the facility.

Duke Energy maintains revolving credit facilities to provide back-up for commercial paper programs and/or letters of credit at various entities. These facilities typically include borrowing sublimits for certain subsidiaries and financial covenants which limit the amount of debt that can be outstanding as a percentage of the total capital for the specific entity. Failure to maintain these covenants at a particular entity could preclude Duke Energy from issuing commercial paper or Duke Energy and the particular entity from issuing letters of credit or borrowing under the revolving credit facility. Additionally, failure to comply with these financial covenants could result in Duke Energy being required to immediately pay down any outstanding amounts under other revolving credit agreements.

**The Subsidiary Registrants rely on access to short-term intercompany borrowings and longer-term capital markets to finance the Subsidiary Registrants' capital requirements and support their liquidity needs, and the Subsidiary Registrants' access to those markets can be adversely affected by a number of conditions, many of which are beyond the Subsidiary Registrants control.**

The Subsidiary Registrants' businesses are financed to a large degree through debt and the maturity and repayment profile of debt used to finance investments often does not correlate to cash flows from the Subsidiary Registrants' assets. Accordingly, the Subsidiary Registrants rely on access to short-term borrowings via Duke Energy's money pool arrangement and financings from longer-term capital markets as a source of liquidity for capital requirements not satisfied by the cash flow from its operations and to fund investments originally financed through debt instruments with disparate maturities. If the Subsidiary Registrants are not able to access capital at competitive rates or the Subsidiary Registrants cannot obtain short-term borrowings via the money pool arrangement, their ability to finance their operations and implement their strategy could be adversely affected.

Market disruptions may increase the Subsidiary Registrants' cost of borrowing or adversely affect the Subsidiary Registrants' ability to access one or more financial markets. Such disruptions could include: economic downturns; the bankruptcy of an unrelated energy company; capital market conditions generally; market prices for electricity and gas; terrorist attacks or threatened attacks on the Subsidiary Registrants' facilities or unrelated energy companies; or the overall health of the energy industry. Restrictions on the Subsidiary Registrants' ability to access financial markets may also affect its ability to execute its business plan as scheduled. An inability to access capital may limit the Subsidiary Registrants' ability to pursue improvements or acquisitions that it may otherwise rely on for future growth. The availability of credit under Duke Energy's revolving credit facilities depends upon the ability of the banks providing commitments under such facilities to provide funds when their obligations to do so arise. Systematic risk of the banking system and the financial markets could prevent a bank from meeting its obligations under the facility agreement.

The Subsidiary Registrants' ultimate parent, Duke Energy, maintains revolving credit facilities to provide back-up for commercial paper programs and/or letters of credit at various entities. These facilities typically include borrowing sublimits for certain subsidiaries and financial covenants which limit the amount of debt that can be outstanding as a percentage of the total capital for the specific entity. Failure to maintain these covenants at either Duke Energy or the Subsidiary Registrants could preclude Duke Energy or the Subsidiary Registrants from issuing letters of credit or borrowing under the revolving credit facility.

**The Duke Energy Registrants are exposed to credit risk of the customers and counterparties with whom the Duke Energy Registrants do business.**

Adverse economic conditions affecting, or financial difficulties of, customers and counterparties with whom the Duke Energy Registrants do business could impair the ability of these customers and counterparties to pay for the Duke Energy Registrants' services or fulfill their contractual obligations, including loss recovery payments under insurance contracts, or cause them to delay such payments or obligations. The Duke Energy Registrants depend on these customers and counterparties to remit payments on a timely basis. Any delay or default in payment could adversely affect the Duke Energy Registrants' cash flows, financial position or results of operations.

**The Duke Energy Registrants are subject to numerous environmental laws and regulations that require significant capital expenditures that can increase the Duke Energy Registrants' cost of operations, and which may impact or limit the Duke Energy Registrants' business plans, or expose the Duke Energy Registrants to environmental liabilities.**

The Duke Energy Registrants are subject to numerous environmental laws and regulations affecting many aspects of the Duke Energy Registrants' present and future operations, including air emissions (such as reducing $NO_x$, $SO_2$ mercury and greenhouse gas emissions in the U.S.), water quality, wastewater discharges, solid waste and hazardous waste. These laws and regulations can result in increased capital, operating, and other costs. These laws and regulations generally require the Duke Energy Registrants to obtain and comply with a wide variety of environmental licenses, permits, inspections and other approvals. Compliance with environmental laws and regulations can require significant expenditures, including expenditures for cleanup costs and damages arising from contaminated properties, and failure to comply with environmental regulations may result in the imposition of fines, penalties and injunctive measures affecting operating assets. The steps the Duke Energy Registrants could be required to take to ensure that its facilities are in compliance could be prohibitively expensive. As a result, the Duke Energy Registrants may be required to shut down or alter the operation of their facilities, which may cause the Duke Energy Registrants to incur losses. Further, the Duke Energy Registrants' regulatory rate structure and the Duke Energy Registrants' contracts with customers may not necessarily allow the Duke Energy Registrants to recover capital costs the Duke Energy Registrants incur to comply with new environmental regulations. Also, the Duke Energy Registrants may not be able to obtain or maintain from time to time all required environmental regulatory approvals for the Duke Energy Registrants' operating assets or development projects. If there is a delay in obtaining any required environmental regulatory approvals, if the Duke Energy Registrants fail to obtain and comply with them or if environmental laws or regulations change and become more stringent, then the operation of the Duke Energy Registrants' facilities or the development of new facilities could be prevented, delayed or become subject to additional costs. Although it is not expected that the costs of complying with current environmental regulations will have a material adverse effect on the Duke Energy Registrants' financial position, results of operations or cash flows, no assurance can be made that the costs of complying with environmental regulations in the future will not have such an effect.

The EPA has proposed new federal regulations governing the management of coal combustion by-products, including fly ash. These regulations may require the Duke Energy Registrants to make additional capital expenditures and increase the Duke Energy Registrants' operating and maintenance costs.

Additionally, other potential new environmental regulations, limiting the use of coal acquired from mountaintop removal and imposing additional requirements on water discharges associated with mountaintop removal, could require the Duke Energy Registrants to increase costs of fuel and make additional related capital expenditures. In addition, the Duke Energy Registrants are generally responsible for on-site liabilities, and in some cases off-site liabilities, associated with the environmental condition of the Duke Energy Registrants' power generation facilities and natural gas assets which the Duke Energy Registrants have acquired or developed, regardless of when the liabilities arose and whether they are known or unknown. In connection with some acquisitions and sales of assets, the Duke Energy Registrants may obtain, or be required to provide, indemnification against some environmental liabilities. If the Duke Energy Registrants incur a material liability, or the other party to a transaction fails to meet its indemnification obligations to the Duke Energy Registrants, the Duke Energy Registrants could suffer material losses.

**The Duke Energy Registrants are involved in numerous legal proceedings, the outcome of which are uncertain, and resolution adverse to the Duke Energy Registrants could negatively affect the Duke Energy Registrants' financial position, results of operations or cash flows.**

The Duke Energy Registrants are subject to numerous legal proceedings, including claims for damages for bodily injuries alleged to have arisen prior to 1985 from the exposure to or use of asbestos at electric generation plants of Duke Energy Carolinas. Litigation is subject to many uncertainties and the Duke Energy Registrants cannot predict the outcome of individual matters with assurance. It is reasonably possible that the final resolution of some of the matters in which the Duke Energy Registrants are involved could require the Duke Energy Registrants to make additional expenditures, in excess of established reserves, over an extended period of time and in a range of amounts that could have a material effect on the Duke Energy Registrants' cash flows and results of operations. Similarly, it is reasonably possible that the terms of resolution could require the Duke Energy Registrants to change the Duke Energy Registrants' business practices and procedures, which could also have a material effect on the Duke Energy Registrants' financial position, results of operations or cash flows.

**The Duke Energy Registrants' results of operations may be negatively affected by overall market, economic and other conditions that are beyond the Duke Energy Registrants' control.**

Sustained downturns or sluggishness in the economy generally affect the markets in which the Duke Energy Registrants operate and negatively influence the Duke Energy Registrants' energy operations. Declines in demand for energy as a result of economic downturns in the Duke Energy Registrants' franchised electric service territories will reduce overall sales and lessen the Duke Energy Registrants' cash flows, especially as the Duke Energy Registrants' industrial customers reduce production and, therefore, consumption of electricity and gas. Although the Duke Energy Registrants' franchised electric and gas business is subject to regulated allowable rates of return and recovery of certain costs, such as fuel under periodic adjustment clauses, overall declines in electricity sold as a result of economic downturn or recession could reduce revenues and cash flows, thus diminishing results of operations. Additionally, prolonged economic downturns that negatively impact the Duke Energy Registrants' results of operations and cash flows could result in future material impairment charges being recorded to write-down the carrying value of certain assets, including goodwill, to their respective fair values.

The Duke Energy Registrants also sell electricity into the spot market or other competitive power markets on a contractual basis. With respect to such transactions, the Duke Energy Registrants are not guaranteed any rate of return on the Duke Energy Registrants' capital investments through mandated rates, and the Duke Energy Registrants' revenues and results of operations are likely to depend, in large part, upon prevailing market prices in the Duke Energy Registrants' regional markets and other competitive markets. These market prices may fluctuate substantially over relatively short periods of time and could reduce the Duke Energy Registrants' revenues and margins and thereby diminish the Duke Energy Registrants' results of operations.

Factors that could impact sales volumes, generation of electricity and market prices at which Duke Energy is able to sell electricity are as follows:

- weather conditions, including abnormally mild winter or summer weather that cause lower energy usage for heating or cooling purposes, respectively, and periods of low rainfall that decrease the Duke Energy Registrants' ability to operate its facilities in an economical manner;

- supply of and demand for energy commodities;
- transmission or transportation constraints or inefficiencies which impact the Duke Energy Registrants' non-regulated energy operations;
- availability of competitively priced alternative energy sources, which are preferred by some customers over electricity produced from coal, nuclear or gas plants, and of energy-efficient equipment which reduces energy demand;
- natural gas, crude oil and refined products production levels and prices;
- ability to procure satisfactory levels of inventory, such as coal and uranium;
- electric generation capacity surpluses which cause the Duke Energy Registrants' non-regulated energy plants to generate and sell less electricity at lower prices and may cause some plants to become non-economical to operate; and
- capacity and transmission service into, or out of, the Duke Energy Registrants' markets.

Coal inventory levels have increased due to mild weather, low natural gas and power prices resulting in higher combined cycle gas-fired generation, and the economy's overall effect on load. Continuation of these factors for an extended period of time, could result in additional costs of managing the coal inventory such as purchased power or other costs. If these costs are not recoverable the Duke Energy Registrants results of operations could be negatively impacted.

**Energy conservation could negatively impact the Duke Energy Registrants' financial results.**

Certain regulatory and legislative bodies have introduced or are considering requirements and/or incentives to reduce energy consumption by certain dates. Additionally, technological advances driven by federal laws mandating new levels of energy efficiency in end-use electric devices or other improvements in or applications of technology could lead to declines in per capita energy consumption. To the extent conservation results in reduced energy demand or significantly slows the growth in demand, the Duke Energy Registrants' unregulated business activities could be adversely impacted. In the Duke Energy Registrants' regulated operations, conservation could have a negative impact depending on the regulatory treatment of the associated impacts. The Duke Energy Registrants currently have energy efficiency riders in place to recover the cost of energy efficiency programs in North Carolina, South Carolina, Ohio and Kentucky. Should the Duke Energy Registrants be required to invest in conservation measures that result in reduced sales from effective conservation, regulatory lag in adjusting rates for the impact of these measures could have a negative financial impact.

**The Duke Energy Registrants' operating results may fluctuate on a seasonal and quarterly basis.**

Electric power generation is generally a seasonal business. In most parts of the U.S., and other markets in which the Duke Energy Registrants operate, demand for power peaks during the warmer summer months, with market prices typically peaking at that time. In other areas, demand for power peaks during the winter. Further, extreme weather conditions such as heat waves or winter storms could cause these seasonal fluctuations to be more pronounced. As a result, in the future, the overall operating results of the Duke Energy Registrants' businesses may fluctuate substantially on a seasonal and quarterly basis and thus make period comparison less relevant.

**Potential terrorist activities or military or other actions, including cyber system attacks, could adversely affect the Duke Energy Registrants' businesses.**

The continued threat of terrorism and the impact of retaliatory military and other action by the U.S. and its allies may lead to increased political, economic and financial market instability and volatility in prices for natural gas and oil which may materially adversely affect the Duke Energy Registrants in ways the Duke Energy Registrants cannot predict at this time. In addition, future acts of terrorism and any possible reprisals as a consequence of action by the U.S. and its allies could be directed against companies operating in the U.S. or their international affiliates. Cyber systems, infrastructure and generation facilities such as the Duke Energy Registrants' nuclear plants could be potential targets of terrorist activities or harmful activities by individuals or groups. The potential for terrorism has subjected the Duke Energy Registrants' operations to increased risks and could have a material adverse effect on the Duke Energy Registrants' businesses. In particular, the Duke Energy Registrants may experience increased capital and operating costs to implement increased security for its cyber systems and plants, including its nuclear power plants under the NRC's design basis threat requirements, such as additional physical plant security, additional security personnel or additional capability following a terrorist incident.

The insurance industry has also been disrupted by these potential events. As a result, the availability of insurance covering risks the Duke Energy Registrants and the Duke Energy Registrants' competitors typically insure against may decrease. In addition, the insurance the Duke Energy Registrants are able to obtain may have higher deductibles, higher premiums, lower coverage limits and more restrictive policy terms.

Additional risks and uncertainties not currently known to the Duke Energy Registrants or that the Duke Energy Registrants currently deems to be immaterial also may materially adversely affect the Duke Energy Registrants' financial condition, results of operations or cash flows.

**Duke Energy Carolinas may incur substantial costs and liabilities due to Duke Energy Carolinas' ownership and operation of nuclear generating facilities.**

Duke Energy Carolinas' ownership interest in and operation of three nuclear stations subject Duke Energy Carolinas to various risks including, among other things: the potential harmful effects on the environment and human health resulting from the operation of nuclear facilities and the storage, handling and disposal of radioactive materials; limitations on the amounts and types of insurance commercially available to cover losses that might arise in connection with nuclear operations; and uncertainties with respect to the technological and financial aspects of decommissioning nuclear plants at the end of their licensed lives.

Duke Energy Carolinas' ownership and operation of nuclear generation facilities requires Duke Energy Carolinas to meet licensing and safety-related requirements imposed by the NRC. In the event of non-compliance, the NRC may increase regulatory oversight, impose fines, and/or shut down a unit, depending upon its assessment of the severity of the situation. Revised security and safety requirements promulgated by the NRC, which could be prompted by, among other things, events within or outside of Duke Energy Carolinas' control, such as a serious nuclear incident at a facility owned by a third-party, could necessitate substantial capital and other expenditures at Duke Energy Carolinas' nuclear plants, as well as assessments against Duke Energy Carolinas to cover third-party losses. In addition, if a serious nuclear incident were to occur, it could have a material adverse effect on Duke Energy Carolinas' results of operations and financial condition.

Duke Energy Carolinas' ownership and operation of nuclear generation facilities also requires Duke Energy Carolinas to maintain funded trusts that are intended to pay for the decommissioning costs of Duke Energy Carolinas' nuclear power plants. Poor investment performance of these decommissioning trusts' holdings and other factors impacting decommissioning costs could unfavorably impact Duke Energy Carolinas' liquidity and results of operations as Duke Energy Carolinas could be required to significantly increase its cash contributions to the decommissioning trusts.

**The Duke Energy Registrants' operating results depend on the successful operation of electric generating facilities and the Duke Energy Registrants' ability to deliver electricity to customers.**

Operating the Duke Energy Registrants' generating facilities and delivery systems involves many risks, such as operator error and breakdown or failure of equipment or processes, including repair and replacement power costs; the inability to adequately manage generation in times of extreme weather (i.e., storms, peak use periods, droughts, etc.); failure of information technology systems and network infrastructure; operational limitations imposed by environmental or other regulatory requirements; inadequate or unreliable access to transmission and distribution assets; inability to successfully and timely execute repair, maintenance and/or refueling outages; interruptions to the supply of fuel and other commodities used in generation; and failure to adequately forecast system requirement and commodity requirements. Occurrences of these events could adversely affect the Duke Energy Registrants' financial condition, results of operations or cash flows.

**The Duke Energy Registrants' plans for future expansion and modernization of the Duke Energy Registrants' generation fleet subject the Duke Energy Registrants' to risk of failure to adequately execute and manage its significant construction plans, as well as the risk of not recovering all costs or of recovering costs in an untimely manner, which could materially impact the Duke Energy Registrants' results of operations, cash flows or financial position.**

The completion of the Duke Energy Registrants' anticipated capital investment projects in existing and new generation facilities is subject to many construction and development risks, including, but not limited to, risks related to financing, obtaining and complying with terms of permits, meeting construction budgets and schedules, and satisfying operating and environmental performance standards. Moreover, the Duke Energy Registrants' ability to recover all these costs and recovering costs in a timely manner could materially impact the Duke Energy Registrants' consolidated financial position, results of operations or cash flows.

**The Duke Energy Registrants' sales may decrease if the Duke Energy Registrants' are unable to gain adequate, reliable and affordable access to transmission assets.**

The Duke Energy Registrants' depend on transmission and distribution facilities owned and operated by utilities and other energy companies to deliver the electricity the Duke Energy Registrants' sell to the wholesale market. FERC's power transmission regulations, as well as those of Duke Energy's international markets, require wholesale electric transmission services to be offered on an open-access, non-discriminatory basis. If transmission is disrupted, or if transmission capacity is inadequate, the Duke Energy Registrants' ability to sell and deliver products may be hindered.

The different regional power markets have changing regulatory structures, which could affect the Duke Energy Registrants' growth and performance in these regions. In addition, the independent system operators who oversee the transmission systems in regional power markets have imposed in the past, and may impose in the future, price limitations and other mechanisms to address volatility in the power markets. These types of price limitations and other mechanisms may adversely impact the profitability of the Duke Energy Registrants' wholesale power marketing business.

**Duke Energy Ohio's membership in a RTO presents risks that could have a material adverse effect on its results of operations, financial condition and cash flows.**

The price at which Duke Energy Ohio can sell its generation capacity and energy is dependent on a number of factors, which include the overall supply and demand of generation and load, other state legislation or regulation, transmission congestion, and its business rules. As a result, the prices in day-ahead and real-time energy markets and RTO capacity markets are subject to price volatility. Administrative costs imposed by RTOs, including the cost of administering energy markets, are also subject to volatility. PJM Interconnection, LLC (PJM) conducts Reliability Pricing Model (RPM) base residual auctions for capacity on an annual planning year basis. The results of the PJM RPM base residual auction are impacted by the supply and demand of generation and load and also may be impacted by congestion and PJM rules relating to bidding for Demand Response and Energy Efficiency resources. Auction prices could fluctuate substantially over relatively short periods of time. Duke Energy Ohio cannot predict the outcome of future auctions, but if the auction prices are sustained at low levels, Duke Energy Ohio's results of operations, financial condition and cash flows could be adversely impacted.

The rules governing the various regional power markets may also change, which could affect Duke Energy Ohio's costs and/or revenues. To the degree Duke Energy Ohio incurs significant additional fees and increased costs to participate in an RTO, Duke Energy Ohio's results of operations may be impacted. Duke Energy Ohio may be allocated a portion of the cost of transmission facilities built by others due to changes in RTO transmission rate design. Duke Energy Ohio may be required to expand its transmission system according to decisions made by an RTO rather than Duke Energy Ohio's internal planning process. While PJM transmission rates were initially designed to be revenue neutral, various proposals and proceedings currently taking place by the FERC may cause transmission rates to change from time to time. In addition, PJM has been developing rules associated with the allocation and methodology of assigning costs associated with improved transmission reliability, reduced transmission congestion and firm transmission rights that may have a financial impact on Duke Energy Ohio. Duke Energy Ohio may also incur fees and costs to participate in PJM.

As a member of an RTO, Duke Energy Ohio is subject to certain additional risks, including those associated with the allocation among PJM members, of losses caused by unreimbursed defaults of other participants in the PJM market and those associated with complaint cases filed against PJM that may seek refunds of revenues previously earned by PJM members, including Duke Energy Ohio.

**Deregulation or restructuring in the electric industry may result in increased competition and unrecovered costs that could adversely affect Duke Energy Carolinas' and Duke Energy Indiana's financial position, results of operations or cash flows and Duke Energy Carolinas' and Duke Energy Indiana's utility businesses.**

Increased competition resulting from deregulation or restructuring efforts, including from the Energy Policy Act of 2005, could have a significant adverse financial impact on Duke Energy Carolinas and Duke Energy Indiana and their utility subsidiaries and consequently on Duke Energy Carolinas' and Duke Energy Indiana's results of operations, financial position, or cash flows. Increased competition could also result in increased pressure to lower costs, including the cost of electricity. Retail competition and the unbundling of regulated energy and gas service could have a significant adverse financial impact on Duke Energy Carolinas and Duke Energy Indiana and their subsidiaries due to an impairment of assets, a loss of retail customers, lower profit margins or increased costs of capital. Duke Energy Carolinas and Duke Energy Indiana cannot predict the extent and timing of entry by additional competitors into the electric markets. Duke Energy Carolinas and Duke Energy Indiana cannot predict when they will be subject to changes in legislation or regulation, nor can Duke Energy Carolinas and Duke Energy Indiana predict the impact of these changes on their financial position, results of operations or cash flows.

**Duke Energy's investments and projects located outside of the United States expose Duke Energy to risks related to laws of other countries, taxes, economic conditions, political conditions and policies of foreign governments. These risks may delay or reduce Duke Energy's realization of value from Duke Energy's international projects.**

Duke Energy currently owns and may acquire and/or dispose of material energy-related investments and projects outside the U.S. The economic, regulatory, market and political conditions in some of the countries where Duke Energy has interests or in which Duke Energy may explore development, acquisition or investment opportunities could present risks related to, among others, Duke Energy's ability to obtain financing on suitable terms, Duke Energy's customers' ability to honor their obligations with respect to projects and investments, delays in construction, limitations on Duke Energy's ability to enforce legal rights, and interruption of business, as well as risks of war, expropriation, nationalization, renegotiation, trade sanctions or nullification of existing contracts and changes in law, regulations, market rules or tax policy.

**Duke Energy's investments and projects located outside of the United States expose Duke Energy to risks related to fluctuations in currency rates. These risks, and Duke Energy's activities to mitigate such risks, may adversely affect Duke Energy's cash flows and results of operations.**

Duke Energy's operations and investments outside the U.S. expose Duke Energy to risks related to fluctuations in currency rates. As each local currency's value changes relative to the U.S. dollar — Duke Energy's principal reporting currency — the value in U.S. dollars of Duke Energy's assets and liabilities in such locality and the cash flows generated in such locality, expressed in U.S. dollars, also change. Duke Energy's primary foreign currency rate exposure is to the Brazilian Real.

Duke Energy selectively mitigates some risks associated with foreign currency fluctuations by, among other things, indexing contracts to the U.S. dollar and/or local inflation rates, hedging through debt denominated or issued in the foreign currency and hedging through foreign currency derivatives. These efforts, however, may not be effective and, in some cases, may expose Duke Energy to other risks that could negatively affect Duke Energy's cash flows and results of operations.

**Poor investment performance of the Duke Energy pension plan holdings and other factors impacting pension plan costs could unfavorably impact the Duke Energy Registrants' liquidity and results of operations.**

Duke Energy's costs of providing non-contributory defined benefit pension plans are dependent upon a number of factors, such as the rates of return on plan assets, discount rates, the level of interest rates used to measure the required minimum funding levels of the plans, future government regulation and Duke Energy's required or voluntary contributions made to the plans. The Subsidiary Registrants participate in employee benefit plans sponsored by their parent, Duke Energy. The Subsidiary Registrants are allocated their proportionate share of the cost and obligations related to these plans. Without sustained growth in the pension investments over time to increase the value of Duke Energy's plan assets and depending upon the other factors impacting Duke Energy's costs as listed above, Duke Energy could be required to fund its plans with significant amounts of cash. Such cash funding obligations, and the Subsidiary Registrants' proportionate share of such cash funding obligations, could have a material impact on the Duke Energy Registrants' financial position, results of operations or cash flows.

**Failure to attract and retain an appropriately qualified workforce could unfavorably impact the Duke Energy Registrants' results of operations.**

Certain events, such as an aging workforce, mismatch of skill set or complement to future needs, or unavailability of contract resources may lead to operating challenges and increased costs. The challenges include lack of resources, loss of knowledge and a lengthy time period associated with skill development. In this case, costs, including costs for contractors to replace employees, productivity costs and safety costs, may rise. Failure to hire and adequately train replacement employees, including the transfer of significant internal historical knowledge and expertise to the new employees, or the future availability and cost of contract labor may adversely affect the ability to manage and operate the business. If the Duke Energy Registrants are unable to successfully attract and retain an appropriately qualified workforce, the Duke Energy Registrants' financial position or results of operations could be negatively affected.

**Duke Energy may be unable to obtain the approvals required to complete its merger with Progress Energy or, in order to do so, the combined company may be required to comply with material restrictions or conditions.**

On January 8, 2011, Duke Energy announced the execution of a Merger Agreement with Progress Energy. Before the merger may be completed, approval must be received from the FERC and various state utility, regulatory, antitrust and other authorities in the U.S., and there is no assurance that Duke Energy will obtain all required approvals. Moreover, these governmental authorities may impose conditions on the completion, or require changes to the terms, of the merger, including restrictions or conditions on the business, operations, or financial performance of the combined company following completion of the merger. These conditions or changes could have the effect of delaying completion of the merger or imposing additional costs on or limiting the revenues of the combined company following the merger, which could have a material adverse effect on the financial position, results of operations or cash flows of the combined company and/or cause either Duke Energy or Progress Energy to abandon the merger.

Conditions imposed by governmental authorities, including restrictions or conditions on the business, operations, or financial performance of Duke Energy Carolinas following the merger could have a material adverse effect on the financial position, results of operations or cash flows of Duke Energy Carolinas or could have a material reduction in the expected benefits of the transaction to Duke Energy shareholders.

**If completed, Duke Energy's merger with Progress Energy may not achieve its intended results.**

Duke Energy and Progress Energy entered into the Merger Agreement with the expectation that the merger would result in various benefits, including, among other things, cost savings and operating efficiencies relating to the joint dispatch of generation and combining of fuel purchasing power. Achieving the anticipated benefits of the merger is subject to a number of uncertainties, including market conditions, risks related to Progress Energy's and Duke Energy's respective businesses, and whether the business of Progress Energy is integrated in an efficient and effective manner. Failure to achieve these anticipated benefits could result in increased costs; decreases in the amount of expected revenues generated by the combined company and diversion of management's time and energy and could have an adverse effect on the combined company's financial position, results of operations or cash flows.

**If completed, Duke Energy will record goodwill related to the merger with Progress Energy. Impairment of goodwill could have a significant negative impact on Duke Energy's financial condition and results of operations.**

Generally accepted accounting principles (GAAP) in the U.S. require that one party to the merger be identified as the acquirer. In accordance with these standards, the merger will be accounted for as an acquisition of Progress Energy common stock by Duke Energy and will follow the acquisition method of accounting for business combinations. The assets and liabilities of Progress Energy will be consolidated with those of Duke Energy. The excess of the purchase price over the fair values of Progress Energy's assets and liabilities will be recorded as goodwill.

The amount of goodwill, which is expected to be material, will be allocated to the appropriate reporting units of the combined company. Duke Energy is required to assess goodwill for impairment at least annually and more frequently if events or circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying value. Under current accounting guidance, an entity may first assess qualitative factors to determine whether it is necessary to perform a two-step goodwill impairment test. Duke Energy's annual qualitative assessments of goodwill include reviews of current forecasts compared to prior forecasts, consideration of recent fair value calculations, if any, review of Duke Energy's, as well as its peers, stock price performance, credit ratings of Duke Energy's significant subsidiaries, updates to weighted average cost of capital (WACC) calculations or review of the key inputs to the WACC and consideration of overall economic factors, recent regulatory commission actions and related regulatory climates, and recent financial performance. If the results of qualitative assessments indicate that the fair value of a reporting unit is more likely than not less than the carrying value of the reporting unit, the two-step impairment test is required. Step one of the impairment test involves comparing the fair values of reporting units with their carrying values, including goodwill. To the extent the carrying value of any of those reporting units is greater than the fair value of the related reporting units, a second step comparing the implied fair value of goodwill to the carrying amount would be required to determine if the goodwill is impaired. Such a potential impairment could result in a charge that would have a material impact on Duke Energy's future financial position, results of operations or cash flows.

**Duke Energy is subject to business uncertainties and contractual restrictions while the merger with Progress Energy is pending that could adversely affect Duke Energy's financial results.**

Uncertainty about the effect of the merger with Progress Energy on employees and customers may have an adverse effect on Duke Energy. Although Duke Energy has taken and intends to continue to take steps designed to reduce any adverse effects, these uncertainties may impair Duke Energy's ability to attract, retain and motivate key personnel until the merger is completed and for a period of time thereafter, and could cause customers, suppliers and others that deal with Duke Energy to seek to change existing business relationships. Employee retention and recruitment may be particularly challenging prior to the completion of the merger, as employees and prospective employees may experience uncertainty about their future roles with the combined company. If, despite Duke Energy's retention and recruiting efforts, key employees depart or fail to accept employment with Duke Energy because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the combined company, Duke Energy's financial results could be affected.

The pursuit of the merger and the preparation for the integration of Progress Energy into Duke Energy may place a significant burden on management and internal resources. The diversion of management attention away from day-to-day business concerns and any difficulties encountered in the transition and integration process could affect Duke Energy's financial position, results of operations or cash flows.

In addition, the Merger Agreement restricts Duke Energy, without Progress Energy's consent, from making certain acquisitions and taking other specified actions until the merger occurs or the Merger Agreement terminates. These restrictions may prevent Duke Energy from pursuing otherwise attractive business opportunities and making other changes to Duke Energy's business prior to completion of the merger or termination of the Merger Agreement.

**Failure to complete the merger with Progress Energy could negatively impact Duke Energy's stock price and Duke Energy's future business and financial results.**

If Duke Energy's merger with Progress Energy is not completed, Duke Energy's ongoing business and financial results may be adversely affected and Duke Energy will be subject to a number of risks, including the following:

- Duke Energy may be required, under specified circumstances set forth in the Merger Agreement, to pay Progress Energy a termination fee of $675 million;
- Duke Energy will be required to pay costs relating to the merger, including legal, accounting, financial advisory, filing and printing costs, whether or not the merger is completed; and
- matters relating to Duke Energy's merger with Progress Energy (including integration planning) may require substantial commitments of time and resources by Duke Energy's management, which could otherwise have been devoted to other opportunities that may have been beneficial to Duke Energy.

Duke Energy could also be subject to litigation related to any failure to complete its merger with Progress Energy. If the merger is not completed, these risks may materialize and may adversely affect Duke Energy's financial position, results of operations or cash flows.

## ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

# ITEM 2. PROPERTIES.

## U.S. FRANCHISED ELECTRIC AND GAS

The following table provides additional information related to USFE&G's electric generation stations as of December 31, 2011. The MW displayed in the table below are based on summer capacity.

| Name | Total MW Capacity | Owned MW Capacity | Fuel | Location | Ownership Interest (percentage) |
|---|---|---|---|---|---|
| **Duke Energy Carolinas:** | | | | | |
| Oconee | 2,538 | 2,538 | Nuclear | SC | 100% |
| Catawba[(a)] | 2,258 | 435 | Nuclear | SC | 19.25 |
| Belews Creek | 2,220 | 2,220 | Coal | NC | 100 |
| McGuire | 2,200 | 2,200 | Nuclear | NC | 100 |
| Marshall | 2,078 | 2,078 | Coal | NC | 100 |
| Bad Creek | 1,360 | 1,360 | Hydro | SC | 100 |
| Lincoln CT | 1,267 | 1,267 | Natural gas/Fuel oil | NC | 100 |
| Allen | 1,127 | 1,127 | Coal | NC | 100 |
| Rockingham CT | 825 | 825 | Natural gas/Fuel oil | NC | 100 |
| Jocassee | 780 | 780 | Hydro | SC | 100 |
| Buck CC | 620 | 620 | Natural gas | NC | 100 |
| Mill Creek CT | 596 | 596 | Natural gas/Fuel oil | SC | 100 |
| Cliffside | 556 | 556 | Coal | NC | 100 |
| Riverbend | 454 | 454 | Coal | NC | 100 |
| Lee | 370 | 370 | Coal | SC | 100 |
| Cowans Ford | 325 | 325 | Hydro | NC | 100 |
| Dan River | 276 | 276 | Coal | NC | 100 |
| Buck | 256 | 256 | Coal | NC | 100 |
| Buzzard Roost CT | 176 | 176 | Natural gas/Fuel oil | SC | 100 |
| Keowee | 152 | 152 | Hydro | SC | 100 |
| Lee CT | 82 | 82 | Natural gas/Fuel oil | SC | 100 |
| Riverbend CT | 64 | 64 | Natural gas/Fuel oil | NC | 100 |
| Buck CT | 62 | 62 | Natural gas/Fuel oil | NC | 100 |
| Dan River CT | 48 | 48 | Natural gas/Fuel oil | NC | 100 |
| Renewables (solar distributed generation) | 9 | 9 | Solar | NC | 100 |
| Other small hydro (26 plants) | 659 | 659 | Hydro | NC/SC | 100 |
| **Total Duke Energy Carolinas** | **21,358** | **19,535** | | | |
| Duke Energy Ohio: | | | | | |
| East Bend[(b)] | 600 | 414 | Coal | KY | 69 |
| Woodsdale CT | 462 | 462 | Natural gas/Propane | OH | 100 |
| Miami Fort (Unit 6) | 163 | 163 | Coal | OH | 100 |
| **Total Duke Energy Ohio** | **1,225** | **1,039** | | | |
| Duke Energy Indiana: | | | | | |
| Gibson[(c)] | 3,132 | 2,822 | Coal | IN | 90 |
| Cayuga[(d)] | 1,005 | 1,005 | Coal/Fuel oil | IN | 100 |
| Wabash River[(e)] | 676 | 676 | Coal/Fuel oil | IN | 100 |
| Madison CT | 576 | 576 | Natural gas | OH | 100 |
| Gallagher[(f)] | 560 | 560 | Coal | IN | 100 |
| Wheatland CT | 460 | 460 | Natural gas | IN | 100 |
| Noblesville CC | 285 | 285 | Natural gas | IN | 100 |
| Henry County CT | 129 | 129 | Natural gas | IN | 100 |
| Cayuga CT | 99 | 99 | Natural gas/Fuel oil | IN | 100 |
| Connersville CT | 86 | 86 | Fuel oil | IN | 100 |
| Miami Wabash CT | 80 | 80 | Fuel oil | IN | 100 |
| Markland | 45 | 45 | Hydro | IN | 100 |
| **Total Duke Energy Indiana** | **7,133** | **6,823** | | | |
| **Total USFE&G** | **29,716** | **27,397** | | | |

(a) This generation facility is jointly owned by Duke Energy Carolinas, along with North Carolina Municipal Power Agency Number 1, North Carolina Electric Membership Corporation and Piedmont Municipal Power Agency.
(b) This generation facility is jointly owned by Duke Energy Kentucky and a subsidiary of Dayton Power and Light, Inc.
(c) Duke Energy Indiana owns and operates Gibson Station Units 1-4 and owns 50.05% of Unit 5, but is the operator. Unit 5 is jointly owned by Duke Energy Indiana, Wabash Valley Power Association, Inc. and Indiana Municipal Power Agency.
(d) Includes Cayuga Internal Combustion (IC).
(e) Includes Wabash River (IC).

(f) Duke Energy Indiana purchased a 62.5% interest in the 640 MW Vermillion station from Duke Energy Ohio in January 2012 and retired Gallagher Units 1 and 3, representing 280 MW, on February 1, 2012.

The following table provides information related to USFE&G's electric transmission and distribution properties.

| | Duke Energy Carolinas | Duke Energy Ohio | Duke Energy Indiana | Total USFE&G |
|---|---|---|---|---|
| Electric transmission lines: | | | | |
| Miles of 525 KV | 600 | — | — | 600 |
| Miles of 345 KV | — | 1,000 | 700 | 1,700 |
| Miles of 230 KV | 2,600 | — | 700 | 3,300 |
| Miles of 100 to 161 KV | 6,800 | 700 | 1,400 | 8,900 |
| Miles of 13 to 69 KV | 3,100 | 800 | 2,500 | 6,400 |
| **Total conductor miles of electric transmission lines** | **13,100** | **2,500** | **5,300** | **20,900** |
| Electric distribution lines: | | | | |
| Miles of overhead lines | 66,700 | 14,000 | 22,600 | 103,300 |
| Mile of underground line | 35,000 | 5,600 | 8,300 | 48,900 |
| **Total conductor miles of electric distribution lines** | **101,700** | **19,600** | **30,900** | **152,200** |
| **Number of electric transmission and distribution substations** | **1,500** | **300** | **500** | **2,300** |

Substantially all of USFE&G's electric plant in service is mortgaged under the indenture relating to Duke Energy Carolinas', Duke Energy Ohio's and Duke Energy Indiana's various series of First Mortgage Bonds.

## COMMERCIAL POWER

The following table provides information about Commercial Power's generation portfolio as of December 31, 2011. The MW displayed in the table below are based on summer capacity.

| Name | Total MW Capacity | Owned MW Capacity | Plant Type | Primary Fuel | Location | Ownership Interest (percentage) |
|---|---|---|---|---|---|---|
| **Duke Energy Ohio:** | | | | | | |
| J.M. Stuart(a)(b)(c) | 2,340 | 912 | Steam | Coal | OH | 39% |
| W.M. Zimmer(a)(c) | 1,300 | 605 | Steam | Coal | OH | 46.5 |
| W.C. Beckjord(a)(c) | 1,124 | 862 | Steam | Coal | OH | 76.7 |
| Miami Fort (Units 7 and 8)(a)(c) | 1,000 | 640 | Steam | Coal | OH | 64 |
| Conesville(a)(b)(c) | 780 | 312 | Steam | Coal | OH | 40 |
| Killen(a)(b)(c) | 600 | 198 | Steam | Coal | OH | 33 |
| Beckjord CT(c) | 212 | 212 | Simple Cycle | Fuel oil | OH | 100 |
| Dick's Creek(c) | 152 | 152 | Simple Cycle | Natural gas | OH | 100 |
| Miami Fort CT(c) | 60 | 60 | Simple Cycle | Fuel oil | OH | 100 |
| Hanging Rock | 1,240 | 1,240 | Combined Cycle | Natural gas | OH | 100 |
| Lee | 640 | 640 | Simple Cycle | Natural gas | IL | 100 |
| Vermillion(d) | 640 | 480 | Simple Cycle | Natural gas | IN | 75 |
| Fayette | 620 | 620 | Combined Cycle | Natural gas | PA | 100 |
| Washington | 620 | 620 | Combined Cycle | Natural gas | OH | 100 |
| **Total Duke Energy Ohio** | **11,328** | **7,553** | | | | |
| Duke Energy: | | | | | | |
| Top of the World | 200 | 200 | | Wind | WY | 100 |
| Notrees | 153 | 153 | | Wind | TX | 100 |
| Campbell Hill | 99 | 99 | | Wind | WY | 100 |
| North Allegheny | 70 | 70 | | Wind | PA | 100 |
| Ocotillo | 59 | 59 | | Wind | TX | 100 |
| Kit Carson | 51 | 51 | | Wind | CO | 100 |
| Silver Sage | 42 | 42 | | Wind | WY | 100 |
| Happy Jack | 29 | 29 | | Wind | WY | 100 |
| Shirley | 20 | 20 | | Wind | WI | 100 |
| Bagdad | 15 | 15 | | Solar | AZ | 100 |
| TX Solar | 14 | 14 | | Solar | TX | 100 |
| Other small solar | 20 | 20 | | Solar | Various | 100 |
| **Duke Energy Renewables** | **772** | **772** | | | | |
| **Total Commercial Power** | **12,100** | **8,325** | | | | |

(a) These generation facilities are jointly owned by Duke Energy Ohio and subsidiaries of American Electric Power, Inc. and/or Dayton Power and Light, Inc.
(b) Station is not operated by Duke Energy Ohio.
(c) These generation facilities were dedicated under the ESP through December 31, 2011.
(d) After receiving approval from the FERC and the IURC, on January 12, 2012, Duke Energy Ohio completed the sale of its 75% ownership in the Vermillion Generating Station. Upon the close, Duke Energy Indiana and the Wabash Valley Power Association, Inc. held 62.5% and 37.5% interests, respectively.

In addition to the above facilities, Commercial Power owns an equity interest in the 585 MW capacity Sweetwater wind projects located in Texas and the 11 MW capacity INDU Solar Holding JV. Commercial Power's share in these projects is 289 MW.

## INTERNATIONAL ENERGY

The following table provides information about International Energy's generation portfolio as of December 31, 2011.

| Name | Total MW Capacity | Owned MW Capacity | Fuel | Location | Ownership Interest (percentage) |
|---|---|---|---|---|---|
| Paranapanema[(a)] | 2,307 | 2,119 | Hydro | Brazil | 95% |
| Egenor | 635 | 635 | Hydro/Diesel | Peru | 100 |
| Cerros Colorados | 576 | 524 | Hydro/Natural Gas | Argentina | 91 |
| DEI El Salvador | 328 | 295 | Fuel Oil/Diesel | El Salvador | 90 |
| DEI Guatemala | 366 | 366 | Fuel Oil/Diesel/Coal | Guatemala | 100 |
| Electroquil | 192 | 163 | Diesel | Ecuador | 85 |
| Aguaytia | 175 | 175 | Natural Gas | Peru | 100 |
| Total | 4,579 | 4,277 | | | |

(a) Includes Canoas I and II, which is jointly owned by Duke Energy and Companhia Brasileira de Aluminio.

International Energy also owns a 25% equity interest in NMC. In 2011, NMC produced approximately 1 million metric tons of methanol and in excess of 1 million metric tons of MTBE. Approximately 40% of methanol is normally used in the MTBE production.

## OTHER

Duke Energy owns approximately 4.8 million square feet of corporate, regional and district office space spread throughout its service territories in the Carolinas and the Midwest. Additionally, Duke Energy leases approximately 1.6 million square feet of office space throughout the Carolinas, Midwest and in Houston, Texas. In February 2009, Duke Energy entered into a lease for approximately 500,000 square feet of office space in Charlotte, North Carolina, that became its new corporate headquarters.

# ITEM 3. LEGAL PROCEEDINGS.

For information regarding legal proceedings, including regulatory and environmental matters, see Note 4 to the Consolidated Financial Statements, "Regulatory Matters" and Note 5 to the Consolidated Financial Statements, "Commitments and Contingencies — Litigation" and "Commitments and Contingencies — Environmental."

*Brazilian Regulatory Citations.* In September 2007, the State Environmental Agency of Parana (IAP) assessed seven fines against Duke Energy International Geracao Paranapenema S.A. (DEIGP), totaling $15 million for failure to comply with reforestation measures allegedly required by state regulations in Brazil. On January 14, 2010, DEIGP received a notice that one of the fines was subsequently increased, on grounds that DEIGP is allegedly a repeat offender, which made the total current amount of all IAP assessments $28 million. DEIGP filed an administrative appeal. Between June and August 2009, three of these fines, in the total amount of $2.5 million, were judged to be valid in the administrative courts. DEIGP challenged those administrative court rulings, in the Brazilian state court, by filing three judicial actions for annulment and also requested that its payment obligations be enjoined pending resolution on the merits. In one of the three cases, the court granted DEIGP's request for injunction, and subsequently ruled on the merits in favor of DEIGP. The plaintiff will likely appeal. In the second case, the court granted DEIGP's request for injunction, and a decision on the merit is pending. In the third case, DEIGP's request for injunction was denied; however, DEIGP was granted permission to deposit the total amount of the fine in the court registry and to suspend entry of the debt in the state tax liability roster.

Additionally, DEIGP was assessed three environmental fines by the Brazilian federal environmental enforcement agency, Brazil Institute of Environment and Renewable Natural Resources (IBAMA), totaling $266,000 for improper maintenance of existing reforested areas. DEIGP believes that it has properly maintained all reforested areas and has challenged these assessments.

# ITEM 4. MINE SAFETY DISCLOSURES.

This is not applicable for Duke Energy.

# ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Duke Energy's common stock is listed for trading on the New York Stock Exchange (NYSE) (ticker symbol DUK). As of February 21, 2012, there were approximately 152,530 common stockholders of record.

**Common Stock Data by Quarter**

| | 2011 | | | 2010 | | |
|---|---|---|---|---|---|---|
| | | Stock Price Range[(a)] | | | Stock Price Range[(a)] | |
| | Dividends Declared Per Share | High | Low | Dividends Declared Per Share | High | Low |
| First Quarter | **$0.245** | **$18.48** | **$17.36** | $ 0.24 | $17.29 | $16.02 |
| Second Quarter[(b)] | **0.495** | **19.50** | **17.95** | 0.485 | 17.14 | 15.47 |
| Third Quarter | **—** | **20.21** | **16.87** | — | 18.08 | 15.87 |
| Fourth Quarter | **0.25** | **22.12** | **19.17** | 0.245 | 18.60 | 17.19 |

(a) Stock prices represent the intra-day high and low stock price.
(b) Dividends declared in June 2011 increased from $0.245 per share to $0.25 per share and dividends declared in June 2010 increased from $0.24 per share to $0.245 per share.

Duke Energy expects to continue its policy of paying regular cash dividends; however, there is no assurance as to the amount of future dividends because they depend on future earnings, capital requirements, and financial condition, and are subject to declaration by the Board of Directors.

Duke Energy's operating subsidiaries have certain restrictions on their ability to transfer funds in the form of dividends or loans to Duke Energy. See "Liquidity and Capital Resources" within "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further information regarding these restrictions and their impacts on Duke Energy's liquidity.

**Securities Authorized for Issuance Under Equity Compensation Plans**

Duke Energy will provide information that is responsive to this Item 5 in its definitive proxy statement or in an amendment to this Annual Report not later than 120 days after the end of the fiscal year covered by this Annual Report, in either case under the caption "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters," and possibly elsewhere therein. That information is incorporated in this Item 5 by reference.

**Issuer Purchases of Equity Securities for Fourth Quarter of 2011**

There were no repurchases of equity securities during the fourth quarter of 2011.

**Stock Performance Graph**

The performance graph below illustrates a five year comparison of cumulative total returns based on an initial investment of $100 in Duke Energy Corporation common stock, as compared with the Standard & Poor's (S&P) 500 Stock Index and the Philadelphia Utility Index for the five-year period 2006 through 2011.

This performance chart assumes $100 invested on December 31, 2006, in Duke Energy common stock, in the S&P 500 Stock Index and in the Philadelphia Utility Index and that all dividends are reinvested.


$200
$150
$100
$50
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2006
2007
2008
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Duke Energy Corporation
S&P 500 Index
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**NYSE CEO Certification**

Duke Energy has filed the certification of its Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to this Annual Report on Form 10-K for the year ended December 31, 2011. In May 2011, Duke Energy's Chief Executive Officer, as required by Section 303A.12(a) of the NYSE Listed Company Manual, certified to the NYSE that he was not aware of any violation by Duke Energy of the NYSE's corporate governance listing standards.

# ITEM 6. SELECTED FINANCIAL DATA.[(a)]

| (in millions, except per-share amounts) | 2011 | 2010 | 2009 | 2008 | 2007 |
|---|---|---|---|---|---|
| **Statement of Operations** | | | | | |
| Total operating revenues | **$14,529** | $14,272 | $12,731 | $13,207 | $12,720 |
| Total operating expenses | **11,760** | 11,964 | 10,518 | 10,765 | 10,222 |
| Gains (losses) on sales of other assets and other, net | **8** | 153 | 36 | 69 | (5) |
| Operating income | **2,777** | 2,461 | 2,249 | 2,511 | 2,493 |
| Total other income and expenses | **547** | 589 | 333 | 121 | 428 |
| Interest expense | **859** | 840 | 751 | 741 | 685 |
| Income from continuing operations before income taxes | **2,465** | 2,210 | 1,831 | 1,891 | 2,236 |
| Income tax expense from continuing operations | **752** | 890 | 758 | 616 | 712 |
| Income from continuing operations | **1,713** | 1,320 | 1,073 | 1,275 | 1,524 |
| Income (loss) from discontinued operations, net of tax | **1** | 3 | 12 | 16 | (22) |
| Income before Extraordinary Items | **1,714** | 1,323 | 1,085 | 1,291 | 1,502 |
| Extraordinary items, net of tax | **—** | — | — | 67 | — |
| Net income | **1,714** | 1,323 | 1,085 | 1,358 | 1,502 |
| Net income (loss) attributable to noncontrolling interests | **8** | 3 | 10 | (4) | 2 |
| Net income attributable to Duke Energy Corporation | **$ 1,706** | $ 1,320 | $ 1,075 | $ 1,362 | $ 1,500 |
| **Ratio of Earnings to Fixed Charges** | **3.2** | 3.0 | 3.0 | 3.4 | 3.7 |
| **Common Stock Data** | | | | | |
| Shares of common stock outstanding | | | | | |
| Year-end | **1,336** | 1,329 | 1,309 | 1,272 | 1,262 |
| Weighted average — basic | **1,332** | 1,318 | 1,293 | 1,265 | 1,260 |
| Weighted average — diluted | **1,333** | 1,319 | 1,294 | 1,267 | 1,265 |
| Income from continuing operations attributable to Duke Energy Corporation common shareholders | | | | | |
| Basic | **$ 1.28** | $ 1.00 | $ 0.82 | $ 1.01 | $ 1.21 |
| Diluted | **1.28** | 1.00 | 0.82 | 1.01 | 1.20 |
| Income (loss) from discontinued operations attributable to Duke Energy Corporation common shareholders | | | | | |
| Basic | **$ —** | $ — | $ 0.01 | $ 0.02 | $ (0.02) |
| Diluted | **—** | — | 0.01 | 0.01 | (0.02) |
| Earnings per share (before extraordinary items) | | | | | |
| Basic | **$ 1.28** | $ 1.00 | $ 0.83 | $ 1.03 | $ 1.19 |
| Diluted | **1.28** | 1.00 | 0.83 | 1.02 | 1.18 |
| Earnings per share (from extraordinary items) | | | | | |
| Basic | **$ —** | $ — | $ — | $ 0.05 | $ — |
| Diluted | **—** | — | — | 0.05 | — |
| Net income attributable to Duke Energy Corporation common shareholders | | | | | |
| Basic | **$ 1.28** | $ 1.00 | $ 0.83 | $ 1.08 | $ 1.19 |
| Diluted | **1.28** | 1.00 | 0.83 | 1.07 | 1.18 |
| Dividends declared per share | **0.99** | 0.97 | 0.94 | 0.90 | 0.86 |
| **Balance Sheet** | | | | | |
| Total assets | **$62,526** | $59,090 | $57,040 | $53,077 | $49,686 |
| Long-term debt including capital leases and VIEs, less current maturities | **$18,679** | $17,935 | $16,113 | $13,250 | $ 9,498 |

(a) Significant transactions reflected in the results above include: 2011, 2010 and 2009 impairments of goodwill and other assets (see Note 12 to the Consolidated Financial Statements, "Goodwill, Intangible Assets and Impairments").

# ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

## INTRODUCTION

Duke Energy Corporation (collectively with its subsidiaries, Duke Energy) is an energy company headquartered in Charlotte, North Carolina. Duke Energy operates in the United States (U.S.) primarily through its wholly-owned subsidiaries, Duke Energy Carolinas, LLC (Duke Energy Carolinas), Duke Energy Ohio, Inc. (Duke Energy Ohio), which includes Duke Energy Kentucky, Inc. (Duke Energy Kentucky), and Duke Energy Indiana, Inc. (Duke Energy Indiana), as well as in Latin America through International Energy.

Management's Discussion and Analysis includes financial information prepared in accordance with generally accepted accounting principles (GAAP) in the United States (U.S.), as well as certain non-GAAP financial measures such as adjusted earnings and adjusted earnings per share, discussed below. Generally, a non-GAAP financial measure is a numerical measure of financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP. The non-GAAP financial measures should be viewed as a supplement to, and not a substitute for, financial measures presented in accordance with GAAP. Non-GAAP measures as presented herein may not be comparable to similarly titled measures used by other companies.

When discussing Duke Energy's consolidated financial information, it necessarily includes the results of its three separate subsidiary registrants, Duke Energy Carolinas, Duke Energy Ohio and Duke Energy Indiana (collectively referred to as the Subsidiary Registrants), which, along with Duke Energy, are collectively referred to as the Duke Energy Registrants. The following combined Management's Discussion and Analysis of Financial Condition and Results of Operations is separately filed by Duke Energy, Duke Energy Carolinas, Duke Energy Ohio and Duke Energy Indiana. However, none of the registrants makes any representation as to information related solely to Duke Energy or the Subsidiary Registrants of Duke Energy other than itself.

Management's Discussion and Analysis should be read in conjunction with the Consolidated Financial Statements and Notes for the years ended December 31, 2011, 2010, and 2009.

## EXECUTIVE OVERVIEW

### Proposed Merger with Progress Energy, Inc.

On January 8, 2011, Duke Energy entered into an Agreement and Plan of Merger (Merger Agreement) among Diamond Acquisition Corporation, a North Carolina corporation and Duke Energy's wholly-owned subsidiary (Merger Sub) and Progress Energy, Inc. (Progress Energy), a North Carolina corporation. Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Progress Energy with Progress Energy continuing as the surviving corporation and a wholly-owned subsidiary of Duke Energy.

Pursuant to the Merger Agreement, upon the closing of the merger, each issued and outstanding share of Progress Energy common stock will automatically be canceled and converted into the right to receive 2.6125 shares of common stock of Duke Energy, subject to appropriate adjustment for a reverse stock split of the Duke Energy common stock as contemplated in the Merger Agreement and except that any shares of Progress Energy common stock that are owned by Progress Energy or Duke Energy, other than in a fiduciary capacity, will be canceled without any consideration therefor. Each outstanding option to acquire, and each outstanding equity award relating to, one share of Progress Energy common stock will be converted into an option to acquire, or an equity award relating to 2.6125 shares of Duke Energy common stock, as applicable, subject to appropriate adjustment for the reverse stock split. Based on Progress Energy shares outstanding at December 31, 2011, Duke Energy would issue 771 million shares of common stock to convert the Progress Energy common shares in the merger under the unadjusted exchange ratio of 2.6125. The exchange ratio will be adjusted proportionately to reflect a 1-for-3 reverse stock split with respect to the issued and outstanding Duke Energy common stock that Duke Energy plans to implement prior to, and conditioned on, the completion of the merger. The resulting adjusted exchange ratio is 0.87083 of a share of Duke Energy common stock for each share of Progress Energy common stock. Based on Progress Energy shares outstanding at December 31, 2011, Duke Energy would issue 257 million shares of common stock, after the effect of the 1-for-3 reverse stock split, to convert the Progress Energy common shares in the merger. The merger will be accounted for under the acquisition method of accounting with Duke Energy treated as the acquirer, for accounting purposes. Based on the market price of Duke Energy common stock on December 31, 2011, the transaction would be valued at $17 billion and would result in incremental recorded goodwill to Duke Energy of $11 billion, according to current estimates. Duke Energy would also assume all of Progress Energy's outstanding debt, which is estimated to be $15 billion based on the approximate fair value of Progress Energy's outstanding indebtedness at December 31, 2011. The Merger Agreement has been unanimously approved by both companies' Boards of Directors.

The merger is conditioned upon, among other things, approval by the shareholders of both companies, as well as expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and approval by the Federal Energy Regulatory Commission (FERC), the Federal Communications Commission (FCC), the Nuclear Regulatory (NRC), the North Carolina Utilities Commission (NCUC), and the Kentucky Public Service Commission (KPSC). Duke Energy and Progress Energy also are seeking review of the merger by the Public Service Commission of South Carolina (PSCSC) and approval of the joint dispatch agreement by the PSCSC. Although there are no merger-specific regulatory approvals required in Indiana, Ohio or Florida, the companies will continue to update the public services commissions in those states on the merger, as applicable and as required. The status of regulatory approvals is as follows:

- On April 4, 2011, Duke Energy and Progress Energy, jointly filed applications with the FERC for the approval of the merger, the Joint Dispatch Agreement and the joint Open Access Transmission Tariff (OATT). On September 30, 2011, the FERC conditionally approved the merger, subject to approval of mitigation measures to address its finding that the combined company could have an adverse effect on competition in wholesale power markets in the Duke Energy Carolinas and Progress Energy Carolinas East balancing authority areas. On October 17, 2011, Duke Energy and Progress Energy filed their plan for mitigating the FERC's concerns by proposing to offer on a daily basis a certain quantity of power during summer and winter periods to the extent it is available after serving native load and existing firm obligations. On December 14, 2011, the FERC issued an order rejecting Duke Energy and Progress Energy's proposed mitigation plan, finding that the proposed mitigation plans submitted by the companies did not adequately address the market power issues. In a separate order issued December 14, 2011, the FERC dismissed the applications for approval of the Joint Dispatch Agreement and the joint OATT without prejudice to the right to refile them if Duke Energy and Progress Energy decide to file another mitigation plan to address the FERC's market power concerns stated in the FERC's September 30, 2011 order.

- On April 4, 2011, Duke Energy and Progress Energy filed a merger application and joint dispatch agreement with the NCUC. On September 2, 2011, Duke Energy, Progress Energy and the NC Public Staff filed a settlement agreement with the NCUC. Under the settlement agreement, the companies will guarantee North Carolina customers their allocable share of $650 million in savings related to fuel and joint dispatch of generation assets over the first five years after the merger closes, continue community financial support for a minimum of four years, contribute to weatherization efforts of low-income customers and workforce development during the first year after the merger closes and agree not to recover direct merger-related costs. A public hearing occurred September 20-22, 2011 and proposed orders and briefs were filed November 23, 2011. Duke Energy is required by regulatory conditions imposed by the NCUC to file with the NCUC a thirty-day advance notice of certain FERC filings prior to filing with the FERC. Accordingly, Duke Energy filed advance notice of the revised FERC mitigation plan on February 22, 2012. Duke Energy and Progress Energy may file the mitigation plan with the FERC after approval from the NCUC.

- On April 25, 2011, Duke Energy and Progress Energy, on behalf of their utility companies Duke Energy Carolinas and Progress Energy Carolinas, filed an application requesting the PSCSC to review the merger and approve the proposed Joint Dispatch Agreement and the prospective future merger of Duke Energy Carolinas and Progress Energy Carolinas. On September 13, 2011, Duke Energy and Progress Energy withdrew their application seeking approval for the future merger of their Carolinas utility companies, Duke Energy Carolinas and Progress Energy Carolinas, as the merger of these entities is not likely to occur for several years after the close of the merger. Hearings occurred the week of December 12, 2011 and proposed orders and briefs were filed on December 20, 2011. Duke Energy Carolinas and Progress Energy Carolinas committed at the hearing that, as a condition for the PSCSC approving the proposed Joint Dispatch Agreement, Duke Energy Carolinas and Progress Energy Carolinas will give their South Carolina customers "most favored nations" treatment. Thus, Duke Energy Carolinas' and Progress Energy Carolinas' South Carolina customers will receive pro rata benefits equivalent to those approved by the NCUC in connection with the NCUC's review of the merger application. Duke Energy Carolinas and Progress Energy Carolinas are awaiting a PSCSC order in this case. Duke Energy Carolinas and Progress Energy Carolinas intend to describe and explain the mitigation plan to the PSCSC in an authorized ex parte briefing in the first quarter of 2012.

- On March 17, 2011, Duke Energy filed an initial registration statement on Form S-4 with the Securities and Exchange Commission (SEC) for shares to be issued to consummate the merger with Progress Energy. On July 7, 2011, the Form S-4 was declared effective by the SEC, and the joint proxy statement/prospectus contained in the Form S-4 was mailed to the shareholders of both companies thereafter. On August 23, 2011, Duke Energy and Progress Energy shareholders approved the proposed merger. In addition, Duke Energy shareholders approved a 1-for-3 reverse stock split.

- On March 28, 2011, Duke Energy and Progress Energy submitted Hart-Scott-Rodino antitrust filings to the U.S. Department of Justice (DOJ) and the Federal Trade Commission (FTC). The 30 day notice period expired without further action by the DOJ; therefore, the companies had clearance to close the merger on April 27, 2011. This clearance is effective for one year. Because the merger is not expected to close by the end of April 2011, the parties will resubmit antitrust filings prior to April 26, 2012 expiration so as to ensure there is no gap in the clearance period under the Hart-Scott-Rodino Act.

- On March 30, 2011, Progress Energy made filings with the NRC for approval for indirect transfer of control of licenses for Progress Energy's nuclear facilities to include Duke Energy as the ultimate parent corporation on these licenses. On December 2, 2011, the NRC approved the indirect transfer of control of Progress Energy's nuclear stations to include Duke Energy as the parent corporation of the licenses.

- On April 4, 2011, Duke Energy and Progress Energy filed a merger application with the KPSC. On June 24, 2011, Duke Energy and Progress Energy filed a settlement agreement with the Attorney General. A public hearing occurred on July 8, 2011. An order conditionally approving the merger was issued on August 2, 2011. On September 15, 2011, Duke Energy and Progress Energy filed for approval of a stipulation revising one of the merger conditions contained in the KPSC order. On October 28, 2011, the KPSC issued an order approving the stipulation and merger and again required Duke Energy and Progress Energy to accept all conditions contained in the order. Duke Energy and Progress Energy filed their acceptance of those conditions on November 4, 2011.

- On July 12, 2011, Duke Energy and Progress Energy filed an application with the FCC for approval of radio system license transfers. The FCC approved the transfers on July 27, 2011. On January 5, 2012, the FCC granted an extension of its approval until July 12, 2012.

No assurances can be given as to the timing of the satisfaction of all closing conditions or that all required approvals will be received.

Prior to the merger, Duke Energy and Progress Energy will continue to operate as separate companies. Accordingly, except for specific references to the pending merger, the descriptions of strategy and outlook and the risks and challenges Duke Energy faces, and the discussion and analysis of results of operations and financial condition set forth below relate solely to Duke Energy. Details regarding the pending merger are discussed in Note 2 to the Consolidated Financial Statements, "Acquisitions and Dispositions of Businesses and Sales of Other Assets."

**2011 Financial Results.**

The following table summarizes Adjusted Earnings and Net income attributable to Duke Energy for three most recently completed years.

| | Years Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | **2011** | | 2010 | | 2009 | |
| (in millions, except per share amounts) | **Amount** | **Per diluted share** | Amount | Per diluted share | Amount | Per diluted share |
| Adjusted Earnings[(a)] | **$1,943** | **$1.46** | $1,882 | $1.43 | $1,577 | $1.22 |
| Net income attributable to Duke Energy | **$1,706** | **$1.28** | $1,320 | $1.00 | $1,075 | $0.83 |

(a) See 'Results of Operations below for Duke Energy's definition of Adjusted Earnings as well as a reconciliation of this non-GAAP financial measure to Net income attributable to Duke Energy.

Adjusted Earnings increased from 2010 to 2011 primarily due to earnings attributable to Duke Energy's ongoing modernization program and increased results at International Energy net of less favorable weather and higher operating expenses. Adjusted Earnings increased from 2009 to 2010 primarily as a result of the 2009 Duke Energy Carolinas rate cases and favorable weather net of the impact of higher customer switching in Ohio and funding of the Duke Energy Foundation.

Net income for the year ended December 31, 2011 includes pretax impairment charges of $222 million related to the Edwardsport integrated gasification combined cycle (IGCC) project and $79 million to write down the carrying value of excess emission allowances held by Commercial Power to fair value. Net income for both of the years ended December 31, 2010 and 2009 was impacted by goodwill and other impairment charges of $660 million and $413 million, respectively, primarily related to the non-regulated generation operations in the Midwest.

See "Results of Operations" below for a detailed discussion of the consolidated results of operations, as well as a detailed discussion of EBIT results for each of Duke Energy's reportable business segments, as well as Other.

**2011 Areas of Focus and Accomplishments.**

In 2011, management was focused on obtaining approval of the merger with Progress Energy, continuing modernization of infrastructure, executing on rate case filings, continuing cost control efforts and achieving a constructive outcome to the Standard Service Offer (SSO) filing in Ohio.

***Integration Planning for the Merger with Progress Energy.*** During 2011, Duke Energy and Progress Energy conducted certain integration planning activities including the selection of key management personnel and financial systems integration planning work. Duke Energy and Progress Energy also announced a Voluntary Separation Plan (VSP) to approximately 8,200 eligible employees of both companies. Approximately 500 employees accepted the termination benefits during the voluntary window period, which closed on November 30, 2011. Severance payments associated with this voluntary plan are contingent upon the successful close of the proposed merger with Progress Energy. Refer to the discussion under "Proposed Merger with Progress Energy, Inc." above for the status of various required federal and state regulatory approvals.

***Continued Modernization of Infrastructure.*** Duke Energy's strategy for meeting customer demand, while building a sustainable business that allows its customers and its shareholders to prosper in a carbon-constrained environment, includes significant commitments to renewable energy, customer energy efficiency, advanced nuclear power, advanced clean-coal and high-efficiency natural gas electric generating plants, and retirement of older less efficient coal-fired power plants. Due to upcoming environmental regulations, potential carbon legislation, air pollutant regulation by the U.S. Environmental Protection Agency (EPA) and coal regulation, Duke Energy has been focused on modernizing its generation fleet in preparation for a low carbon future. Duke Energy has invested approximately $6.2 billion through 2011 in four key generation fleet modernization projects with approximately 2,700 megawatts (MW) of capacity within its U.S. Franchised Electric and Gas segment. In November 2011 Duke Energy Carolinas placed its 620 MW Buck combined cycle natural gas-fired generation facility in service. This is the first of Duke Energy's key modernization projects to be commissioned. Also during 2011, Duke Energy continued the construction of Cliffside Unit 6 and the Dan River combined cycle facility in North Carolina and the Edwardsport IGCC plant in Indiana and these projects are approximately 95%, 77% and 97% complete, respectively, at December 31, 2011. These projects are scheduled to be placed in service during 2012.

Duke Energy Indiana experienced a number of challenges, including cost pressures and regulatory scrutiny, related to the Edwardsport IGCC project during 2011. As a result of these challenges, Duke Energy Indiana recorded a pre-tax impairment charge of approximately $222 million related to costs expected to be incurred above its proposed cost cap. See Note 4 to the Consolidated Financial Statements, "Regulatory Matters" for further discussion of the Edwardsport IGCC project.

In the second half of 2011, Duke Energy Carolina received orders from the NCUC and the PSCSC approving the continuation of project development costs for the William States Lee III Nuclear Station for an additional $120 million through June 30, 2012. These orders result in cumulative approved development costs of $350 million. Through December 31, 2011, Duke Energy Carolinas has incurred $261 million of development costs on this project.

In July 2011, Duke Energy Carolinas signed a letter of intent with South Carolina Public Service Authority (Santee Cooper) related to the potential acquisition by Duke Energy Carolinas of a five percent to ten percent ownership interest in the V.C. Summer Nuclear Station being developed by Santee Cooper and South Carolina Electric & Gas Company near Jenkinsville, South Carolina. The letter of intent provides a path for Duke Energy Carolinas to conduct the necessary due diligence to determine if future participation in this project is beneficial for its customers.

***Executing on Rate Case Filings.*** Duke Energy Carolinas obtained favorable rate case outcomes in North Carolina and South Carolina which will increase revenues by approximately $400 million.

***Cost Control Efforts.*** Since the beginning of the economic downturn in 2007, Duke Energy was successful in holding operations and maintenance expenses, net of deferrals and cost recovery riders, flat through 2009. However, the record temperatures and related high load demands experienced during 2010 resulted in an increase in Duke Energy's operations and maintenance expenses, net of deferrals and cost recovery riders, in 2010. Duke Energy expected continued costs pressures in 2011 due to additional maintenance expenses related to new assets, additional planned outages at nuclear stations, employee benefit costs and inflation. As a result of these pressures and significant expenses related to storm restoration efforts in 2011, Duke Energy's operations and maintenance expenses, net of deferrals and cost recovery riders, increased from 2010. Duke Energy's operations and maintenance expenses, net of deferrals and cost recovery riders, has increased modestly from the beginning of the economic downturn in 2007.

***Ohio SSO Filing.*** In November 2011, the Public Utilities Commission of Ohio (PUCO) approved the settlement of Duke Energy Ohio's new ESP with a term of January 1, 2012 through May 31, 2015. The ESP provides for competitive auctions to establish Duke Energy Ohio's SSO price and includes a non-bypassable stability charge of $110 million per year to be collected from 2012-2014. The ESP also requires Duke Energy Ohio to transfer its generation assets to a non-regulated affiliate on or before December 31, 2014. Duke Energy Ohio believes the ESP balances the interests of all parties by allowing customers to take advantage of the current low market power prices, encouraging competition and providing the company greater clarity and strategic flexibility regarding its operations. Duke Energy Ohio successfully conducted its initial auction in December 2011.

***Regional Transmission Organization Realignment.*** Duke Energy Ohio completed its Regional Transmission Organization (RTO) realignment from the Midwest Independent Transmission System Operator, Inc (Midwest ISO) to PJM Interconnection, LLC (PJM), on December 31, 2011. Benefits of the realignment from Midwest ISO to PJM include greater electrical interconnectivity, reduced congestion and production costs, a capacity market structure that promotes long-term contracting, consolidation of Duke Energy Ohio's coal-fired and gas-fired generation into a single market area and alignment of Duke Energy Ohio's jointly owned generation units into a single market area that provides for a consistent dispatch signal. In conjunction with the realignment, Duke Energy Ohio recorded a liability related to its Midwest ISO exit obligation and share of MTEP costs, excluding Multi Value Projects (MVP) of approximately $102 million. Approximately $74 million of this amount was recorded as a regulatory asset while the remainder was recorded as an expense. In addition to the above amounts, Duke Energy Ohio may also be responsible for costs associated with the Midwest ISO MVP projects. Duke Energy Ohio is contesting its obligation to pay for such costs. However, depending on the final outcome of this matter, Duke Energy Ohio could incur material costs associated with MVP.

## 2012 Objectives.

Duke Energy will focus on managing regulatory approvals related to the proposed merger with Progress Energy, completing its remaining major capital projects, obtaining constructive regulatory outcomes and achieving its adjusted diluted earnings target and continuing to grow annual dividends.

***Managing Regulatory Approvals Related to the Proposed Merger with Progress Energy.*** In December 2011, the FERC rejected Duke Energy and Progress Energy's proposed mitigation plan related to market power concerns. Duke Energy and Progress Energy continue to evaluate the FERC's December order in an attempt to develop an alternative proposal. In addition to addressing FERC's market power concerns, any subsequent filing needs to be structured to balance retaining benefits of the transaction for Duke Energy and Progress Energy's customers and shareholders. Prior to submitting an alternative proposal to FERC, Duke Energy and Progress Energy are required to make a 30-day notification filing with the NCUC. Accordingly, Duke Energy filed advance notice of the revised FERC mitigation plan on February 22, 2012.

***Completing Remaining Major Capital Projects.*** Duke Energy anticipates total capital expenditures of $4.3 billion to $4.5 billion in 2012. Approximately $1.4 billion of these expenditures are related to expansion and growth projects, including but not limited to, the Edwardsport IGCC plant, Cliffside Unit 6 and Dan River combined cycle facility. Duke Energy also plans to complete 800 MW of wind projects in its non-regulated businesses during 2012 before the expiration of federal tax incentives.

***Obtaining Constructive Regulatory Outcomes.*** The majority of future earnings are anticipated to be contributed from U.S. Franchised Electric and Gas (USFE&G), which consists of Duke Energy's regulated businesses. Duke Energy Carolinas plans to file rate cases in North Carolina and South Carolina during 2012. Duke Energy Ohio plans to file for electric distribution and gas rate cases in 2012. These planned rates cases are needed to recover investments in Duke Energy's ongoing infrastructure modernization projects and operating costs. Planning for and obtaining favorable outcomes from these regulatory proceedings as well as recovery of the Edwardsport IGCC plant are a key factor in achieving Duke Energy's long-term growth assumptions.

***Achieving Adjusted Diluted Earnings Target and Growing Annual Dividends.*** Duke Energy's adjusted diluted earnings per share outlook range for 2012 is $1.40 to $1.45. Attainment of this range will be a key factor in achieving Duke Energy's targeted 4-6% long-term adjusted earnings growth plan from a base of 2009. Refer to the section "Results of Operations" for the definition of adjusted earnings, a non-GAAP financial measure. Duke Energy expects its 2012 financial results as compared to 2011 to be impacted by the items discussed below.

Positive earnings drivers for 2012 are expected to include:

- Increased earnings from ongoing modernization program and 2011 rate cases; and
- Increased weather-normalized retail load growth.

Negative earnings drivers for 2012 are expected to include:

- An assumed return to normal weather in 2012 compared to favorable weather experienced in 2011,
- The impact of the new ESP on Ohio coal-fired generation operations,
- Lower results from Midwest Gas assets as a result of lower PJM capacity prices; and
- The impact of potentially unfavorable exchange rates for foreign operations.

**Economic Factors for Duke Energy's Business.**

The historical and future trends of Duke Energy's operating results have been and will be affected in varying degrees by a number of factors, including those discussed below. Duke Energy's revenues depend on customer usage, which varies with weather conditions and behavior patterns, general business conditions and the cost of energy services. Various regulatory agencies approve the prices for electric service within their respective jurisdictions and affect Duke Energy's ability to recover its costs from customers.

Declines in demand for electricity as a result of economic downturns reduce overall electricity sales and have the potential to lessen Duke Energy's cash flows, especially if retail customers reduce consumption of electricity. A weakening economy could also impact Duke Energy's customers' ability to pay, causing increased delinquencies, slowing collections and leading to higher than normal levels of accounts receivables, bad debts and financing requirements. A portion of USFE&G's business risk is mitigated by its regulated allowable rates of return and recovery of fuel costs under fuel adjustment clauses.

Duke Energy's business model provides diversification between relatively stable regulated businesses like those in USFE&G, and the commodity cyclical and contracted businesses like Commercial Power and International Energy. Duke Energy's businesses can be negatively affected by sustained downturns or sluggishness in the economy. Market prices of commodities, which are beyond Duke Energy's control, could have a significant positive or negative impact on the achievement of Duke Energy's goals for 2012 and beyond.

If negative market conditions should persist over time and estimated cash flows over the lives of Duke Energy's individual assets, including goodwill, do not exceed the carrying value of those individual assets, asset impairments may occur in the future under existing accounting rules and diminish results of operations. A change in management's intent about the use of individual assets (held for use versus held for sale) could also result in impairments or losses. Duke Energy evaluates the carrying amount of its recorded goodwill for impairment on an annual basis as of August 31 and performs interim impairment tests if a triggering event occurs that indicates it is not more likely than not that the fair value of a reporting unit is less than its carrying value. For further information on key assumptions that impact Duke Energy's goodwill impairment assessments, see "Critical Accounting Policy for Goodwill Impairment Assessments" and Note 12 to the Consolidated Financial Statements, "Goodwill, Intangible Assets and Impairments."

Duke Energy's goals for 2012 and beyond could also be substantially at risk due to the regulation of its businesses. Duke Energy's businesses in the U.S. are subject to regulation on the federal and state level. Regulations, applicable to the electric power industry, have a significant impact on the nature of the businesses and the manner in which they operate. Duke Energy plans to file various rate cases with several state regulatory agencies during 2012. New legislation and changes to regulations are ongoing, including anticipated carbon legislation, and Duke Energy cannot predict the future course of changes in the regulatory or political environment or the ultimate effect that any such future changes will have on its business.

Results of USFE&G are also impacted by the completion of its major generation fleet modernization projects. Duke Energy makes substantial investments in power plant upgrades and to maintain the reliability of the energy transmission and distribution system. Regulatory approval is needed to recover the costs of these investments, which are expected to provide a significant cash flow to enable recovery of costs incurred on a timely basis. Duke Energy Indiana is 97% complete with the Edwardsport IGCC power plant, which is expected to be in-service in 2012. Updates to the cost estimate have led Duke Energy Indiana to filing a proposed cap on the projects construction costs (excluding financing costs) which can be recovered through rates at $2.72 billion. As a result, Duke Energy Indiana has recorded pre-tax charges to earnings of $222 million in the third quarter of 2011 and $44 million in the third quarter of 2010 to reflect the impact of cost over-runs. Updates to the cost estimate could occur through the completion of the plant. Duke Energy Indiana is awaiting an order from the Indiana Utility Regulatory Commission (IURC) regarding the cost estimate increase and the allegations of fraud, concealment and gross mismanagement related to the IGCC project. See Note 4 to the Consolidated Financial Statements, "Regulatory Matters," for further discussion of the significant increase in the estimated cost of the 618 MW Edwardsport IGCC plant.

Duke Energy's earnings are impacted by fluctuations in commodity prices. Exposure to commodity prices generates higher earnings volatility in the unregulated businesses. To mitigate these risks, Duke Energy enters into derivative instruments to effectively hedge some, but not all, known exposures.

Additionally, Duke Energy's investments and projects located outside of the U.S. expose Duke Energy to risks related to laws of other countries, taxes, economic conditions, fluctuations in currency rates, political conditions and policies of foreign governments. Changes in these factors are difficult to predict and may impact Duke Energy's future results.

Duke Energy also relies on access to both short-term money markets and longer-term capital markets as a source of liquidity for capital requirements not met by cash flow from operations. An inability to access capital at competitive rates or at all could adversely affect Duke Energy's ability to implement its strategy. Market disruptions or a downgrade of Duke Energy's credit rating may increase its cost of borrowing or adversely affect its ability to access one or more sources of liquidity. For further information related to management's assessment of Duke Energy's risk factors, see Item 1A. "Risk Factors."

## RESULTS OF OPERATIONS

### Duke Energy

In this section, Duke Energy provides analysis and discussion of earnings and factors affecting earnings on both a GAAP and non-GAAP basis.

Management evaluates financial performance in part based on the non-GAAP financial measure, Adjusted Earnings, which is measured as income from continuing operations after deducting income attributable to noncontrolling interests, adjusted for the impact of special items and the mark-to-market impacts of economic hedges in the Commercial Power segment. Special items represent certain charges and credits, which management believes will not be recurring on a regular basis, although it is reasonably possible such charges and credits could recur. Mark-to-market adjustments reflect the mark-to-market impact of derivative contracts, which is recognized in GAAP earnings immediately as such derivative contracts do not qualify for hedge accounting or regulatory accounting treatment, used in Duke Energy's hedging of a portion of economic value of its generation assets in the Commercial Power segment. The economic value of the generation assets is subject to fluctuations in fair value due to market price volatility of the input and output commodities (e.g., coal, power) and, as such, the economic hedging involves both purchases and sales of those input and output commodities related to the generation assets. Because the operations of the generation assets are accounted for under the accrual method, management believes that excluding the impact of mark-to-market changes of the economic hedge contracts from operating earnings until settlement better matches the financial impacts of the hedge contract with the portion of economic value of the underlying hedged asset. Management believes that the presentation of Adjusted Earnings provides useful information to investors, as it provides them an additional relevant comparison of Duke Energy's performance across periods. Management uses this non-GAAP financial measure for planning and forecasting and for reporting results to the Board of Directors, employees, shareholders, analysts and investors concerning Duke Energy's financial performance. The most directly comparable GAAP measure for Adjusted Earnings is net income attributable to Duke Energy common shareholders, which includes the impact of special items, the mark-to-market impacts of economic hedges in the Commercial Power segment and discontinued operations.

## OVERVIEW

The following table reconciles the non-GAAP financial measure Adjusted Earnings to the GAAP measure Net income attributable to Duke Energy (amounts are net of tax and, except for per-share amounts, are in millions):

| | Years Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | **2011** | | 2010 | | 2009 | |
| | **Amount** | **Per diluted share** | Amount | Per diluted share | Amount | Per diluted share |
| Adjusted Earnings | **$1,943** | **$ 1.46** | $1,882 | $ 1.43 | $1,577 | $ 1.22 |
| Economic Hedges (Mark-to-Market) | **(1)** | **—** | 21 | 0.01 | (38) | (0.03) |
| Asset Sales | **—** | **—** | 154 | 0.12 | — | — |
| Costs to Achieve Mergers | **(51)** | **(0.04)** | (17) | (0.01) | (15) | (0.01) |
| Crescent Related Guarantees and Tax Adjustments | **—** | **—** | — | — | (29) | (0.02) |
| Edwardsport Impairment | **(135)** | **(0.10)** | — | — | — | |
| Emission Allowance Impairment | **(51)** | **(0.04)** | — | — | — | |
| Employee Severance and Office Consolidation | **—** | **—** | (105) | (0.08) | — | |
| Goodwill and Other Asset Impairments | **—** | **—** | (602) | (0.46) | (410) | (0.32) |
| Litigation Reserves | **—** | **—** | (16) | (0.01) | — | |
| International Transmission Adjustment | **—** | **—** | — | — | (22) | (0.02) |
| Income from Discontinued Operations | **1** | **—** | 3 | — | 12 | 0.01 |
| Net income attributable to Duke Energy | **$1,706** | **$ 1.28** | $1,320 | $ 1.00 | $1,075 | $ 0.83 |

For the year ended December 31, 2011, Adjusted Earnings was $1,943 million, or $1.46 per share, compared to Adjusted Earnings of $1,882 million or $1.43 per share, for the same period in 2010. The increase as compared to the prior year was primarily due to:

- Increased earning associated with major construction projects at USFE&G;
- Effect of prior year Duke Energy Foundation funding;
- Increased results in Brazil due to higher average contract prices;
- Increased earnings from National Methanol Company (NMC);
- Lower corporate governance costs;
- Increased results in Peru due to additional capacity revenues and an arbitration award; and
- Increased results in Central America due to higher average prices and volumes.

Partially offset by

- Less favorable weather in 2011 compared to 2010 at USFE&G;
- Increased operation and maintenance costs at USFE&G; and
- Lower volumes as a result of customer switching in Ohio, net of retention by Duke Energy Retail Sales, LLC (Duke Energy Retail) at Commercial Power.

For the year ended December 31, 2010, Adjusted Earnings was $1,882 million, or $1.43 per share, compared to Adjusted Earnings of $1,577 million or $1.22 per share, for the same period in 2009. The increase as compared to the prior year was primarily due to:

- Favorable weather at USFE&G;
- Increased earnings associated with major construction projects at USF&G;
- Increased earnings due to 2009 North Carolina and South Carolina rate cases at USFE&G; and
- Increased results from the Midwest gas assets due to both volumes and price.

Partially offset by

- Increased operation and maintenance costs at USFE&G;
- Lower volumes as a result of customer switching in Ohio, net of retention by Duke Energy Retail at Commercial Power; and
- Lower gains on coal and emission allowance sales at Commercial Power.

The following table contains summarized information from Duke Energy's Consolidated Statements of Operations.

| | Years ended December 31, | | | | |
|---|---|---|---|---|---|
| (in millions) | **2011** | 2010 | Variance 2011 vs. 2010 | 2009 | Variance 2010 vs. 2009 |
| Operating revenues | **$14,529** | $14,272 | $ 257 | $12,731 | $1,541 |
| Operating expenses | **11,760** | 11,964 | (204) | 10,518 | 1,446 |
| Gains on sales of other assets and other, net | **8** | 153 | (145) | 36 | 117 |
| Operating income | **2,777** | 2,461 | 316 | 2,249 | 212 |
| Other income and expenses, net | **547** | 589 | (42) | 333 | 256 |
| Interest expense | **859** | 840 | 19 | 751 | 89 |
| Income from continuing operations before income taxes | **2,465** | 2,210 | 255 | 1,831 | 379 |
| Income tax expense from continuing operations | **752** | 890 | (138) | 758 | 132 |
| Income from continuing operations | **1,713** | 1,320 | 393 | 1,073 | 247 |
| Income from discontinued operations, net of tax | **1** | 3 | (2) | 12 | (9) |
| Net income | **1,714** | 1,323 | 391 | 1,085 | 238 |
| Less: Net income attributable to noncontrolling interests | **8** | 3 | 5 | 10 | (7) |
| Net income attributable to Duke Energy Corporation | **$ 1,706** | $ 1,320 | $ 386 | $ 1,075 | $ 245 |

**Consolidated Operating Revenues**

*Year Ended December 31, 2011 as Compared to December 31, 2010.* Consolidated operating revenues for 2011 increased $257 million compared to 2010. This change was primarily driven by the following:

- A $263 million increase at International Energy. See Operating Revenue discussion within "Segment Results" for International Energy below for further information;
- A $43 million increase at Commercial Power. See Operating Revenue discussion within "Segment Results" for Commercial Power below for further information; and
- A $22 million increase at USFE&G. See Operating Revenue discussion within "Segment Results" for USFE&G below for further information.

*Year Ended December 31, 2010 as Compared to December 31, 2009.* Consolidated operating revenues for 2010 increased $1,541 million compared to 2009. This change was primarily driven by the following:

- A $1,164 million increase at USFE&G. See Operating Revenue discussion within "Segment Results" for USFE&G below for further information;
- A $334 million increase at Commercial Power. See Operating Revenue discussion within "Segment Results" for Commercial Power below for further information; and
- A $46 million increase at International Energy. See Operating Revenue discussion within "Segment Results" for International Energy below for further information.

**Consolidated Operating Expenses**

*Year Ended December 31, 2011 as Compared to December 31, 2010.* Consolidated operating expenses for 2011 decreased $204 million compared to 2010. This change was driven primarily by the following:

- A $435 million decrease at Commercial Power. See Operating Expense discussion within "Segment Results" for Commercial Power below for further information; and
- A $302 million decrease at Other. See Operating Expense discussion within "Segment Results" for Other below for further information.

Partially offsetting these decreases was:

- A $399 million increase at USFE&G. See Operating Expense discussion within "Segment Results" for USFE&G below for further information; and
- A $132 million increase at International Energy. See Operating Expense discussion within "Segment Results" for International Energy below for further information.

*Year Ended December 31, 2010 as Compared to December 31, 2009.* Consolidated operating expenses for 2010 increased $1,446 million compared to 2009. This change was driven primarily by the following:

- A $624 million increase at USFE&G. See Operating Expense discussion within "Segment Results" for USFE&G below for further information;
- A $576 million increase at Commercial Power. See Operating Expense discussion within "Segment Results" for Commercial Power below for further information; and
- A $267 million increase at Other. See Operating Expense discussion within "Segment Results" for Other below for further information.

Partially offsetting these increases was:

- A $28 million decrease at International Energy. See Operating Expense discussion within "Segment Results" for International Energy below for further information.

**Consolidated Gains on Sales of Other Assets and Other, net**

Consolidated gains on sales of other assets and other, net was a gain of $8 million, $153 million and $36 million in 2011, 2010 and 2009, respectively. The gains in 2010 are primarily due to the $139 million gain from the sale of a 50% ownership interest in DukeNet Communications, LLC (DukeNet). The gains for 2009 relate primarily to sales of emission allowances by USFE&G and Commercial Power.

**Consolidated Operating Income**

*Year Ended December 31, 2011 as Compared to December 31, 2010.* For 2011, consolidated operating income increased $316 million compared to 2010. Drivers to operating income are discussed above.

*Year Ended December 31, 2010 as Compared to December 31, 2009.* For 2010, consolidated operating income increased $212 million compared to 2009. Drivers to operating income are discussed above.

**Consolidated Other Income and Expenses, net**

*Year Ended December 31, 2011 as Compared to December 31, 2010.* For 2011, consolidated other income and expenses decreased $42 million compared to 2010. This decrease was primarily due to the $109 million gain on the sale of Duke Energy's ownership interest in Q-Comm Corporation (Q-Comm) in 2010 and unfavorable returns on investments that support benefit obligations; partially offset by increased equity earnings of $44 million primarily from International Energy's investment in NMC, a higher equity component of allowance for funds used during construction (AFUDC) of $26 million due to additional capital spending for ongoing construction projects, and a $20 million Peru arbitration award.

*Year Ended December 31, 2010 as Compared to December 31, 2009.* For 2010, consolidated other income and expenses increased $256 million compared to 2009. This increase was primarily due to the $109 million gain on the sale of Duke Energy's ownership interest in Q-Comm in 2010, a higher equity component of AFUDC of $81 million due to additional capital spending for ongoing construction projects, increased equity earnings of $46 million primarily from International Energy's investment in NMC and the absence of 2009 losses from its investment in Attiki Gas Supply S.A. (Attiki), and a $26 million charge in 2009 associated with certain performance guarantees Duke Energy had issued on behalf of the Crescent JV (Crescent).

**Consolidated Interest Expense**

*Year Ended December 31, 2011 as Compared to December 31, 2010.* Consolidated interest expense increased $19 million in 2011 as compared to 2010. This increase is primarily attributable to higher debt balances in 2011 and higher interest expense related to income taxes; partially offset by deferred interest expense related to environmental plant costs.

*Year Ended December 31, 2010 as Compared to December 31, 2009.* Consolidated interest expense increased $89 million in 2010 as compared to 2009. This increase is primarily attributable to higher debt balances, partially offset by a higher debt component of AFUDC due to increased spending on capital projects and lower interest expense related to income taxes.

**Consolidated Income Tax Expense from Continuing Operations**

*Year Ended December 31, 2011 as Compared to December 31, 2010.* For 2011, consolidated income tax expense from continuing operations decreased $138 million compared to 2010, primarily due to a decrease in the effective tax rate. The effective tax rate for the year ended December 31, 2011 was 30.5% compared to 40.3% for the year ended December 31, 2010. The change in the effective tax rate is primarily due to a $500 million impairment of non-deductible goodwill in 2010

*Year Ended December 31, 2010 as Compared to December 31, 2009.* For 2010, consolidated income tax expense from continuing operations increased $132 million compared to 2009, primarily due to the increase in pre-tax income. The effective tax rate for the year ended December 31, 2010 was 40% compared to 41% for the year ended December 31, 2009. The effective tax rates for both 2010 and 2009 reflect the effect of goodwill impairments, which are non-deductible for tax purposes.

**Segment Results**

Management evaluates segment performance based on earnings before interest and taxes from continuing operations (excluding certain allocated corporate governance costs), after deducting amounts attributable to noncontrolling interests related to those profits (EBIT). On a segment basis, EBIT excludes discontinued operations, represents all profits from continuing operations (both operating and non-operating) before deducting interest and taxes, and is net of the amounts attributable to noncontrolling interests related to those profits. Cash, cash equivalents and short-term investments are managed centrally by Duke Energy, so interest and dividend income on those balances, as well as gains and losses on remeasurement of foreign currency denominated balances, are excluded from the segments' EBIT. Management considers segment EBIT to be a good indicator of each segment's operating performance from its continuing operations, as it represents the results of Duke Energy's ownership interest in operations without regard to financing methods or capital structures.

See Note 3 to the Consolidated Financial Statements, "Business Segments," for a discussion of Duke Energy's segment structure. Duke Energy's operating earnings may not be comparable to a similarly titled measure of another company because other entities may not calculate operating earnings in the same manner. Beginning in 2012, the chief operating decision maker began evaluating segment financial performance and allocation of resources on a net income basis. Therefore, previously unallocated corporate costs will be reflected in each segment.

Segment EBIT is summarized in the following table, and detailed discussions follow.

**EBIT by Business Segment**

| | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| (in millions) | **2011** | 2010 | Variance 2011 vs. 2010 | 2009 | Variance 2010 vs. 2009 |
| U.S. Franchised Electric and Gas | **$2,604** | $2,966 | $(362) | $2,321 | $ 645 |
| Commercial Power | **225** | (229) | 454 | 27 | (256) |
| International Energy | **679** | 486 | 193 | 365 | 121 |
| Total reportable segment EBIT | **3,508** | 3,223 | 285 | 2,713 | 510 |
| Other | **(261)** | (255) | (6) | (251) | (4) |
| Total reportable segment EBIT and other | **3,247** | 2,968 | 279 | 2,462 | 506 |
| Interest expense | **(859)** | (840) | (19) | (751) | (89) |
| Interest income and other[(a)] | **56** | 64 | (8) | 102 | (38) |
| Add back of noncontrolling interest component of reportable segment and Other EBIT | **21** | 18 | 3 | 18 | — |
| Consolidated earnings from continuing operations before income taxes | **$2,465** | $2,210 | $ 255 | $1,831 | $ 379 |

(a) Other within Interest income and other includes foreign currency transaction gains and losses and additional noncontrolling interest amounts not allocated to reportable segment and Other EBIT.

Noncontrolling interest amounts presented below includes only expenses and benefits related to EBIT of Duke Energy's joint ventures. It does not include the noncontrolling interest component related to interest and taxes of the joint ventures.

Segment EBIT, as discussed below, includes intercompany revenues and expenses that are eliminated in the Consolidated Financial Statements.

**U.S. Franchised Electric and Gas**

U.S. Franchised Electric and Gas includes the regulated operations of Duke Energy Carolinas, Duke Energy Indiana and Duke Energy Kentucky and certain regulated operations of Duke Energy Ohio.

| | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| (in millions, except where noted) | **2011** | 2010 | Variance 2011 vs. 2010 | 2009 | Variance 2010 vs. 2009 |
| Operating revenues | **$10,619** | $10,597 | $ 22 | $ 9,433 | $1,164 |
| Operating expenses | **8,286** | 7,887 | 399 | 7,263 | 624 |
| Gains on sales of other assets and other, net | **2** | 5 | (3) | 20 | (15) |
| Operating income | **2,335** | 2,715 | (380) | 2,190 | 525 |
| Other income and expenses, net | **269** | 251 | 18 | 131 | 120 |
| EBIT | **$ 2,604** | $ 2,966 | $ (362) | $ 2,321 | $ 645 |
| Duke Energy Carolinas' GWh sales[(a)] | **82,127** | 85,441 | (3,314) | 79,830 | 5,611 |
| Duke Energy Midwest's GWh sales[(a)(b)] | **58,104** | 60,418 | (2,314) | 56,753 | 3,665 |
| Net proportional MW capacity in operation[(c)] | **27,397** | 26,869 | 528 | 26,957 | (88) |

(a) Gigawatt-hours (GWh).
(b) Duke Energy Ohio (Ohio transmission and distribution only), Duke Energy Indiana and Duke Energy Kentucky collectively referred to as Duke Energy Midwest within this USFE&G segment discussion.
(c) Megawatt (MW).

The following table shows the percent changes in GWh sales and average number of customers for Duke Energy Carolinas. Except as otherwise noted, the below percentages represent billed sales only for the periods presented and are not weather normalized.

| Increase (decrease) over prior year | **2011** | 2010 | 2009 |
|---|---|---|---|
| Residential sales[(a)] | **(5.7)%** | 10.2% | (0.2)% |
| General service sales[(a)] | **(1.3)%** | 3.7% | (1.1)% |
| Industrial sales[(a)] | **0.8%** | 7.4% | (15.2)% |
| Wholesale power sales | **1.2%** | 12.2% | (31.6)% |
| Total Duke Energy Carolinas' sales[(b)] | **(3.9)%** | 7.0% | (6.6)% |
| Average number of customers | **0.3%** | 0.5% | 0.5% |

(a) Major components of Duke Energy Carolinas' retail sales.
(b) Consists of all components of Duke Energy Carolinas' sales, including all billed and unbilled retail sales, and wholesale sales to incorporated municipalities and to public and private utilities and power marketers.

The following table shows the percent changes in GWh sales and average number of customers for Duke Energy Midwest. Except as otherwise noted, the below percentages represent billed sales only for the periods presented and are not weather normalized.

| Increase (decrease) over prior year | **2011** | 2010 | 2009 |
|---|---|---|---|
| Residential sales[(a)] | **(3.1)%** | 8.2% | (4.3)% |
| General service sales[(a)] | **(1.3)%** | 2.7% | (3.5)% |
| Industrial sales[(a)] | **(0.1)%** | 10.4% | (15.0)% |
| Wholesale power sales | **(16.3)%** | 2.1% | (20.8)% |
| Total Duke Energy Midwest's sales[(b)] | **(3.8)%** | 6.5% | (9.2)% |
| Average number of customers | **0.2%** | 0.4% | (0.3)% |

(a) Major components of Duke Energy Midwest's retail sales.
(b) Consists of all components of Duke Energy Midwest's sales, including all billed and unbilled retail sales, and wholesale sales to incorporated municipalities and to public and private utilities and power marketers.

### Year Ended December 31, 2011 as Compared to December 31, 2010

*Operating Revenues.*

The increase was driven primarily by:

- A $230 million increase in rate riders and retail rates primarily due to the 2011 implementation of the North Carolina construction work in progress (CWIP) rider, the save-a-watt (SAW) and demand side management programs, and the rider for the Edwardsport IGCC plant that is currently under construction;
- A $22 million increase in fuel revenues (including emission allowances) driven primarily by higher fuel rates for electric retail customers in all jurisdictions, and higher purchased power costs in Indiana, partially offset by decreased demand from electric retail customers in 2011 compared to the same period in 2010 mainly due to less favorable weather conditions, lower demand and fuel rates in Ohio and Kentucky from natural gas retail customers. Fuel revenues represent sales to retail and wholesale customers; and
- An $18 million net increase in wholesale power revenues, net of sharing, primarily due to additional volumes and charges for capacity for customers served under long-term contracts.

Partially offsetting these increases was:

- A $244 million decrease in GWh and thousand cubic feet (Mcf) sales to retail customers due to less favorable weather conditions in 2011 compared to the same period in 2010. For the Carolinas and Midwest, weather statistics for both heating degree days and cooling degree days in 2011 were unfavorable compared to the same period in 2010. The year 2010 had the most cooling degree days on record and December 2010 tied with December 1963 for the coldest December on record in the Duke Energy Carolinas' service area (dating back to 1961).

*Operating Expenses.*

The increase was driven primarily by:

- A $178 million increase due to an additional impairment charge related to the Edwardsport IGCC plant that is currently under construction. See Note 4 to the Consolidated Financial Statements, "Regulatory Matters," for additional information; and
- A $175 million increase in operating and maintenance expenses primarily due to higher non-outage costs at nuclear and fossil generation stations, higher storm costs, increased scheduled outage costs at nuclear generation stations, and increased costs related to the implementation of the SAW program.

*Other Income and Expenses, net.*

The increase resulted primarily from a higher equity component of AFUDC from additional capital spending for increased construction expenditures related to new generation partially offset by lower deferred returns.

*EBIT.*

As discussed above, the decrease resulted primarily from an additional impairment charge related to the Edwardsport IGCC plant, higher operating and maintenance expenses and less favorable weather. These negative impacts were partially offset by overall net higher retail rates and rate riders and higher wholesale power revenues.

**Matters Impacting Future USFE&G Results**

Results of USFE&G are impacted by the completion of its major generation fleet modernization projects. See Note 4 to the Consolidated Financial Statements, "Regulatory Matters," for a discussion of the significant increase in the estimated cost of the 618 MW IGCC plant at Duke Energy Indiana's Edwardsport Generating Station. Additional updates to the cost estimate could occur through the completion of the plant in 2012. Phase I and Phase II hearings concluded on January 24, 2012. Final orders from the IURC on Phase I and Phase II of the subdocket and the pending IGCC Rider proceedings are expected no sooner than the end of the third quarter 2012. Duke Energy Indiana is unable to predict the ultimate outcome of these proceedings. In the event the IURC disallows a portion of the plant costs, including financing costs, or if cost estimates for the plant increase, additional charges to expense, which could be material, could occur.

In January 2012, the NCUC and PSCSC approved Duke Energy Carolinas' proposed settlements in requests to increase electric rates for its North Carolina and South Carolina customers. The settlement agreements include combined base rate increases of approximately $400 million that will be reflected in 2012 earnings.

Duke Energy Carolinas plans to file rate cases in North Carolina and South Carolina during 2012. Duke Energy Ohio plans to file electric transmission and distribution and gas rate cases in 2012. Duke Energy Indiana is evaluating the need for a rate case in 2012 or 2013. These planned rates cases are needed to recover investments in Duke Energy's ongoing infrastructure modernization projects and operating costs.

**Year Ended December 31, 2010 as Compared to December 31, 2009**

*Operating Revenues.*

The increase was driven primarily by:

- A $374 million increase in net retail pricing and rate riders primarily due to new retail base rates implemented in North Carolina and South Carolina in the first quarter of 2010 resulting from the 2009 rate cases, an Ohio electric distribution rate increase in July 2009, and a Kentucky gas rate increase in January 2010;
- A $308 million increase in sales to retail customers due to favorable weather conditions in 2010 compared to 2009. For the Carolinas and Midwest, weather statistics for both heating degree days and cooling degree days in 2010 were favorable compared to 2009. The year 2010 had the most cooling degree days on record in the Duke Energy Carolinas' service area (dating back to 1961);
- A $282 million increase in fuel revenues (including emission allowances) driven primarily by increased demand from electric retail customers resulting from favorable weather conditions, and higher fuel rates for electric retail customers in North Carolina, partially offset by lower fuel rates for electric retail customers in the Midwest and South Carolina, and lower natural gas fuel rates in Ohio and Kentucky. Fuel revenues represent sales to retail and wholesale customers;
- A $54 million net increase in wholesale power revenues, net of sharing, primarily due to increases in charges for capacity, increased sales volumes due to weather conditions in 2010 and the addition of new customers served under long-term contracts; and
- A $40 million increase in weather adjusted sales volumes to electric retail customers reflecting increased demand, primarily in the industrial sector, and slight growth in the number of residential and general service electric customers in the USFE&G service territory. The number of electric residential customers in 2010 has increased by approximately 10,000 in the Carolinas and by approximately 7,000 in the Midwest compared to 2009.

*Operating Expenses.*

The increase was driven primarily by:

- A $315 million increase in fuel expense (including purchased power and natural gas purchases for resale) primarily due to higher volume of coal and gas used in electric generation resulting from favorable weather conditions, and higher coal prices, partially offset by lower natural gas prices to full-service retail customers;
- A $162 million increase in operating and maintenance expenses primarily due to costs related to the implementation of the save-a-watt program, higher customer service operations costs, higher benefit costs, higher nuclear, power and gas delivery maintenance costs, higher outage costs at fossil generation stations, and the disallowance in 2010 of a portion of previously deferred costs in Ohio related to the 2008 Hurricane Ike wind storm, partially offset by overall lower storm costs, including the establishment of a regulatory asset to defer previously recognized costs related to an ice storm in Indiana in early 2009;
- A $96 million increase in depreciation and amortization due primarily to increases in depreciation as a result of additional capital spending and amortization of regulatory assets; and
- A $44 million disallowance charge related to the Edwardsport IGCC plant that is currently under construction. See Note 4 to the Consolidated Financial Statements, "Regulatory Matters," for additional information.

*Gains on Sales of Other Assets and Other, net.*

The decrease is attributable primarily to lower net gains on sales of emission allowances in 2010 compared to 2009.

*Other Income and Expenses, net.*

The increase resulted primarily from a higher equity component of AFUDC from additional capital spending for increased construction expenditures related to new generation and higher deferred returns.

*EBIT.*

As discussed above, the increase resulted primarily from overall net higher retail pricing and rate riders, favorable weather, higher equity component of AFUDC, higher wholesale power revenues, and higher weather adjusted sales volumes. These positive impacts were partially offset by higher operating and maintenance expenses, increased depreciation and amortization, and the disallowance charge related to the Edwardsport IGCC plant that is currently under construction.

**Commercial Power**

| | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| (in millions, except where noted) | **2011** | 2010 | Variance 2011 vs. 2010 | 2009 | Variance 2010 vs. 2009 |
| Operating revenues | **$ 2,491** | $ 2,448 | $ 43 | $ 2,114 | $ 334 |
| Operating expenses | **2,275** | 2,710 | (435) | 2,134 | 576 |
| Gains on sales of other assets and other, net | **14** | 6 | 8 | 12 | (6) |
| Operating income (loss) | **230** | (256) | 486 | (8) | (248) |
| Other income and expenses, net | **8** | 35 | (27) | 35 | — |
| Expense attributable to noncontrolling interest | **13** | 8 | 5 | — | 8 |
| EBIT | **$ 225** | $ (229) | $ 454 | $ 27 | $ (256) |
| Actual plant production, GWh | **32,531** | 28,754 | 3,777 | 26,962 | 1,792 |
| Net proportional megawatt capacity in operation | **8,325** | 8,272 | 53 | 8,005 | 267 |

**Year Ended December 31, 2011 as compared to December 31, 2010**

*Operating Revenues.*

The increase was primarily driven by:

- A $240 million increase in wholesale electric revenues due to higher generation volumes, net of lower pricing and lower margin earned from participation in wholesale auctions in 2011; and
- A $53 million increase in renewable generation revenues due to additional renewable generation facilities placed in service after 2010 and a full year of operations for renewable generation facilities placed in service throughout 2010.

Partially offsetting these increases were:

- A $178 million decrease in retail electric revenues resulting from lower sales volumes driven by increased customer switching levels and unfavorable weather net of higher retail pricing under the ESP in 2011; and
- A $66 million decrease in DEGS revenues, excluding renewables, due primarily to a contract termination and plant maintenance.

*Operating Expenses.*

The decrease was primarily driven by:

- A $584 million decrease in impairment charges primarily related to a $660 million charge related to goodwill and non-regulated coal-fired generation asset impairments in the Midwest in 2010, as compared to a $79 million impairment in 2011 to write down the carrying value of excess emission allowances held to fair value as a result of the EPA's issuance of the Cross-State Air Pollution Rule (CSAPR) and a $9 million impairment of the Vermillion generation station in 2011. See Note 12 to the Consolidated Financial Statements, "Goodwill, Intangible Assets and Impairments," for additional information; and
- A $65 million decrease in retail fuel and purchased power expenses due to lower generation volumes net of higher purchased power volumes in 2011 as compared to 2010.

Partially offsetting these decreases were:

- A $156 million increase in wholesale fuel expenses due to higher generation volumes, partially offset by favorable hedge realizations in 2011 as compared to 2010;
- A $68 million increase in operating expenses resulting primarily from the recognition of Midwest ISO exit fees, higher maintenance expenses and higher transmission costs in 2011 compared to 2010; and
- A $30 million increase in mark-to-market fuel expense on non-qualifying fuel hedge contracts, consisting of mark-to-market losses of $3 million in 2011 compared to gains of $27 million in 2010.

***Gains on Sales of Other Assets and Other, net.***

The increase in 2011 as compared to 2010 is attributable to 2011 gains on sales of certain assets resulting from a contract termination.

***Other Income and Expenses, net.***

The decrease in 2011 as compared to 2010 is primarily due to distributions from South Houston Green Power received in 2010 which did not recur in 2011.

***EBIT.***

The increase is primarily attributable to lower goodwill, generation and other asset impairment charges, higher wholesale margins due to increased generation volumes, and an increase in renewables generation revenues. These factors were partially offset by lower retail margins driven by customer switching and unfavorable weather, higher operating expenses resulting from the recognition of Midwest ISO exit fees and increased maintenance expenses, and net mark-to-market losses on non-qualifying commodity hedge contracts in 2011 compared to gains in 2010.

*Matters Impacting Future Commercial Power Results*

Commercial Power's coal-fired generation assets were dedicated under Duke Energy Ohio's ESP through December 31, 2011. The PUCO approved Duke Energy Ohio's new ESP in November 2011. The new ESP effectively separates the generation of electricity from Duke Energy Ohio's retail load obligation as of January 1, 2012. As a result, Commercial Power's coal-fired generation assets no longer serve retail load customers or receive negotiated pricing under the ESP. The coal-fired generation assets began dispatching all of their electricity into unregulated markets in January 2012 and going forward will receive wholesale energy margins and capacity revenues from PJM at rates currently below those previously collected under the prior ESP. The impact of these lower energy margins and capacity revenues are expected to be partially offset by a non-bypassable stability charge collected from Duke Energy Ohio's retail customers through 2014. As a result, Commercial Power's operating revenues and EBIT will be negatively impacted.

Commercial Power's gas-fired non-regulated generation assets earn capacity revenues from PJM. PJM capacity prices are determined through an auction process for planning years from June through May of the following year and are conducted approximately three years in advance of the capacity delivery period. Capacity prices, for periods beginning June 2011 and continuing through May 2014 will be significantly lower than current and historical capacity prices. As a result, Commercial Power's operating revenues and EBIT will be negatively impacted through 2014.

Commercial Power is focused on growing its non-regulated renewable energy portfolio. Results for Commercial Power are dependent upon completion of renewable energy construction projects and tax credits from renewable energy production and project investments. Failure of current construction projects to reach commercial operation before the expiration of certain tax credits at the end of 2011 could have a significant impact on Commercial Power's results of operations.

**Year Ended December 31, 2010 as compared to December 31, 2009**

*Operating Revenues.*

The increase was primarily driven by:

- A $294 million increase in wholesale electric revenues due to higher generation volumes and pricing net of lower margin earned from participation in wholesale auctions;
- A $54 million increase in PJM capacity revenues due to additional megawatts participating in the auction and higher cleared auction pricing in 2010 compared to 2009;
- A $51 million increase in renewable generation revenues due to additional wind generation facilities placed in service in 2010 and a full year of operations for wind generation facilities placed in service throughout 2009; and
- An $8 million increase in net mark-to-market revenues on non-qualifying power and capacity hedge contracts, consisting of mark-to-market gains of $6 million in 2010 compared to losses of $2 million in 2009.

Partially offsetting these increases was:

- A $67 million decrease in retail electric revenues resulting from lower sales volumes driven by increased customer switching levels net of weather and higher retail pricing under the ESP in 2010.

*Operating Expenses.*

The increase was primarily driven by:

- A $259 million increase in impairment charges consisting of $672 million in 2010 compared to $413 million in 2009 related primarily to goodwill and generation assets associated with non-regulated generation operations in the Midwest. See Note 12 to the Consolidated Financial Statements, "Goodwill, Intangible Assets and Impairments," for additional information;
- A $277 million increase in wholesale fuel expenses due to higher generation volumes and less favorable hedge realizations in 2010 as compared to 2009;
- A $32 million increase in depreciation and administrative expenses associated with wind projects placed in service and the continued development of the renewable business in 2010; and
- A $70 million increase in operating expenses resulting from the amortization of certain deferred plant maintenance expenses and higher transmission costs in 2010 compared to 2009 net of lower administrative expenses;

Partially offsetting these increases was:

- An $85 million decrease in mark-to-market fuel expense on non-qualifying fuel hedge contracts, consisting of mark-to-market gains of $27 million in 2010 compared to losses of $58 million in 2009; and
- A $14 million decrease in retail fuel and purchased power expenses due to lower generation volumes net of higher purchased power volumes in 2010 as compared to 2009.

***Gains on Sales of Other Assets and Other, net.***

The decrease in 2010 as compared to 2009 is attributable to lower gains on sales of emission allowances in 2010.

***EBIT.***

The decrease is primarily attributable to higher impairment charges in 2010 associated with goodwill and generation assets of the non-regulated generation operations in the Midwest, higher operating expenses resulting from the amortization of certain deferred plant maintenance expenses and higher transmission costs, and lower retail revenues driven by customer switching. These factors were partially offset by higher retail revenue pricing as a result of the ESP, higher wholesale margins due to increased generation volumes and PJM capacity revenues and mark-to-market gains on non-qualifying fuel and power hedge contracts in 2010 compared to losses in 2009.

**International Energy**

| | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| (in millions, except where noted) | **2011** | 2010 | Variance 2011 vs. 2010 | 2009 | Variance 2010 vs. 2009 |
| Operating revenues | **$ 1,467** | $ 1,204 | $ 263 | $ 1,158 | $ 46 |
| Operating expenses | **938** | 806 | 132 | 834 | (28) |
| (Losses) gains on sales of other assets and other, net | **(1)** | (3) | 2 | — | (3) |
| Operating income | **528** | 395 | 133 | 324 | 71 |
| Other income and expenses, net | **174** | 110 | 64 | 63 | 47 |
| Expense attributable to noncontrolling interest | **23** | 19 | 4 | 22 | (3) |
| EBIT | **$ 679** | $ 486 | $ 193 | $ 365 | $ 121 |
| Sales, GWh | **18,889** | 19,504 | (615) | 19,978 | (474) |
| Net proportional megawatt capacity in operation | **4,277** | 4,203 | 74 | 4,053 | 150 |

**Year Ended December 31, 2011 as Compared to December 31, 2010**

*Operating Revenues.*

The increase was driven primarily by:

- A $111 million increase in Central America as a result of favorable hydrology and higher average prices;
- A $95 million increase in Brazil due to favorable exchange rates, and higher average contract prices and volumes; and
- An $80 million increase in Peru due to higher average prices and volumes, and hydrocarbon prices.

Partially offsetting these increases was:

- A $25 million decrease in Ecuador as a result of lower dispatch due to new hydro competitor commencing operations in the fourth quarter of 2010.

*Operating Expenses.*

The increase was driven primarily by:

- A $77 million increase in Central America due to higher fuel costs and consumption as a result of increased dispatch;
- A $56 million increase in Peru as a result of higher fuel costs and consumption as a result of increased dispatch, purchased power and hydrocarbon royalty costs; and
- A $25 million increase in Brazil as a result of unfavorable exchange rates, higher purchased power and a provision for a revenue tax audit.

Partially offsetting these increases was:

- A $27 million decrease in Ecuador due to lower fuel consumption as a result of lower dispatch, and lower maintenance costs.

*Other Income and Expenses, net.*

The increase was primarily driven by a $44 million increase in equity earnings from NMC due to higher average prices partially offset by higher butane costs, and a $20 million arbitration award in Peru.

*EBIT.*

As discussed above, the increase was primarily due to favorable contract prices and exchange rates in Brazil, arbitration award and higher margins in Peru, favorable hydrology in Central America, and higher equity earnings at NMC.

**Year Ended December 31, 2010 as Compared to December 31, 2009**

*Operating Revenues.*

The increase was driven primarily by:

- A $105 million increase in Brazil due to favorable exchange rates, higher average contract prices, and favorable hydrology.

Partially offsetting this increase was:

- A $54 million decrease in Central America due to lower dispatch as a result of unfavorable hydrology, partially offset by higher average prices.

*Operating Expenses.*

The decrease was driven primarily by:

- A $27 million decrease in Central America due to lower fuel consumption as a result of lower dispatch; and
- A $13 million decrease in general and administrative due to lower legal, development, and labor costs.

Partially offsetting these decreases was:

- A $9 million increase in Peru due to higher hydrocarbon royalty costs.

*Other Income and Expenses, net.*

The increase was driven by a $24 million increase due to the absence of 2009 losses from its investment in Attiki and a $23 million increase in equity earnings from NMC due to higher average prices and methyl tertiary butyl ether (MTBE) volumes, partially offset by higher butane costs.

*EBIT.*

The increase in EBIT was primarily due to favorable results in Brazil, the absence of a provision recorded in 2009 related to transmission fees in Brazil, 2009 equity losses associated with Attiki, higher equity earnings from NMC, and lower general and administrative costs, partially offset by lower results in Central America.

**Other**

| | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| (in millions) | **2011** | 2010 | Variance 2011 vs. 2010 | 2009 | Variance 2010 vs. 2009 |
| Operating revenues | **$ 44** | $ 118 | $ (74) | $ 128 | $ (10) |
| Operating expenses | **354** | 656 | (302) | 389 | 267 |
| (Losses) gains on sales of other assets and other, net | **(8)** | 145 | (153) | 4 | 141 |
| Operating loss | **(318)** | (393) | 75 | (257) | (136) |
| Other income and expenses, net | **42** | 129 | (87) | 2 | 127 |
| Benefit attributable to noncontrolling interest | **(15)** | (9) | (6) | (4) | (5) |
| EBIT | **$(261)** | $(255) | $ (6) | $(251) | $ (4) |

**Year Ended December 31, 2011 as Compared to December 31, 2010**

*Operating Revenues.*

The decrease was driven primarily by the deconsolidation of DukeNet Communications, LLC (DukeNet) in December 2010 and the subsequent accounting for Duke Energy's investment in DukeNet as an equity method investment.

*Operating Expenses.*

The decrease was driven primarily by $172 million of 2010 employee severance costs related to the voluntary severance plan and the consolidation of certain corporate office functions from the Midwest to Charlotte, North Carolina, prior year donations of $56 million to the Duke Energy Foundation, which is a nonprofit organization funded by Duke Energy shareholders that makes charitable contributions to selected nonprofits and government subdivisions, a decrease as a result of the DukeNet deconsolidation in December 2010 and the subsequent accounting for Duke Energy's investment in DukeNet as an equity method investment, lower corporate costs, and a prior year litigation reserve; partially offset by higher costs related to the proposed merger with Progress Energy.

*Gains/ (Losses) on sales of other assets and other, net.*

The decrease was primarily due to the $139 million gain from the sale of a 50% ownership interest in DukeNet in the prior year.

*Other Income and Expenses, net.*

The decrease was due primarily to the sale of Duke Energy's ownership interest in Q-Comm in the prior year of $109 million; partially offset by prior year impairments and 2011 gains on sales of investments.

*EBIT.*

As discussed above, the decrease was due primarily to gains recognized in 2010 on the sale of a 50% ownership interest in DukeNet, the sale of Duke Energy's ownership interest in Q-Comm in the prior year and higher costs related to the proposed merger; partially offset by prior year employee severance costs, prior year donations to the Duke Energy Foundation, lower corporate costs and a prior year litigation reserve.

**Matters Impacting Future Other Results**

Duke Energy previously held an effective 50% interest in Crescent, which was a real estate joint venture formed by Duke Energy in 2006 that filed for Chapter 11 bankruptcy protection in June 2009. On June 9, 2010, Crescent restructured and emerged from bankruptcy and Duke Energy forfeited its entire 50% ownership interest to Crescent debt holders. This forfeiture caused Duke Energy to recognize a tax loss, for tax purposes, on its interest in the second quarter of 2010. Although Crescent has reorganized and emerged from bankruptcy with creditors owning all Crescent interest, there remains uncertainty as to the tax treatment associated with the restructuring. Based on this uncertainty, it is possible that Duke Energy could incur a future tax liability related to the tax losses associated with its partnership interest in Crescent and the resolution of issues associated with Crescent's emergence from bankruptcy.

**Year Ended December 31, 2010 as Compared to December 31, 2009**

*Operating Expenses.*

The increase was driven primarily by $172 million of employee severance costs related to the 2010 voluntary severance plan and the consolidation of certain corporate office functions from the Midwest to Charlotte, North Carolina, donations of $56 million to the Duke Energy Foundation, which is a nonprofit organization funded by Duke Energy shareholders that makes charitable contributions to selected nonprofits and government subdivisions and a litigation reserve.

*Gains/ (Losses) on sales of other assets and other, net.*

The increase was primarily due to the $139 million gain from the sale of a 50% ownership interest in DukeNet in the fourth quarter of 2010.

*Other Income and Expenses, net.*

The increase was due primarily to the sale of Duke Energy's ownership interest in Q-Comm, and a 2009 charge related to certain guarantees Duke Energy had issued on behalf of Crescent.

*EBIT.*

As discussed above, the decrease was due primarily to employee severance costs, donations to the Duke Energy Foundation, and a litigation reserve; partially offset by gains recognized on the sale of a 50% ownership interest in DukeNet and the sale of Duke Energy's ownership interest in Q-Comm.

## DUKE ENERGY CAROLINAS

## INTRODUCTION

Management's Discussion and Analysis should be read in conjunction with the accompanying Consolidated Financial Statements and Notes for the years ended December 31, 2011, 2010 and 2009.

## BASIS OF PRESENTATION

The results of operations and variance discussion for Duke Energy Carolinas is presented in a reduced disclosure format in accordance with General Instruction (I)(2)(a) of Form 10-K.

## RESULTS OF OPERATIONS

Results of Operations and Variances

**Summary of Results**

| | Years Ended December 31, | | |
|---|---|---|---|
| (in millions) | **2011** | 2010 | Increase (Decrease) |
| Operating revenues | **$6,493** | $6,424 | $ 69 |
| Operating expenses | **5,014** | 4,986 | 28 |
| Gains on sales of other assets and other, net | **1** | 7 | (6) |
| Operating income | **1,480** | 1,445 | 35 |
| Other income and expenses, net | **186** | 212 | (26) |
| Interest expense | **360** | 362 | (2) |
| Income before income taxes | **1,306** | 1,295 | 11 |
| Income tax expense | **472** | 457 | 15 |
| Net income | **$ 834** | $ 838 | $ (4) |

**Net Income**

The $4 million decrease in Duke Energy Carolinas' net income for the year ended December 31, 2011 compared to December 31, 2010 was primarily due to the following factors:

*Operating Revenues.*

The increase was driven primarily by:

- A $241 million net increase in retail rates and rate riders primarily due to the implementation of the North Carolina CWIP rider effective January 2011, riders for the SAW program, and year-over-year impact related to a phase-in of the new retail rates resulting from the South Carolina rate case in the first quarter of 2010; and
- A $23 million increase in wholesale power revenues, net of sharing, primarily due to increased capacity charges and additional volumes for customers served under long-term contracts; partially offset by volume decreases and lower pricing for near-term sales.

Partially offsetting these increases was:

- A $192 million decrease in GWh sales to retail customers due to less favorable weather. Weather statistics for both heating degree days and cooling degree days in 2011 were unfavorable compared to 2010. Heating degree days were 4% below normal for 2011 as compared to 16% above normal in 2010 and cooling degree days for 2011 were 19% above normal compared to 33% above normal in 2010.

*Operating Expenses.*

The increase was driven primarily by:

- A $101 million increase in operating and maintenance expenses primarily related to higher non-outage and outage costs at nuclear generation plants, merger related costs, costs related to the implementation of the SAW program and higher storm costs; partially offset by a prior year charge for a litigation settlement; and
- A $27 million increase in depreciation and amortization expense primarily due to increased production plant base and software projects amortization; partially offset by the 2011 deferral of the wholesale portion of GridSouth costs.

Partially offsetting these increases was:

- A $103 million decrease in employee severance costs associated with the 2010 voluntary severance plan.

*Other Income and Expenses, net.*

The decrease is primarily due to higher interest income recorded in 2010 following the resolution of certain income tax matters related to prior years, lower deferred returns and lower equity component of AFUDC.

*Income Tax Expense.*

Income tax expense for 2011 increased compared to 2010 primarily due to increases in pre-tax income and in the effective tax rate. The effective tax rate for 2011 and 2010 was 36.1% and 35.3%, respectively. The increase in the effective tax rate is primarily due to a decrease in the manufacturing deduction in 2011 and a state tax benefit recorded in 2010, partially offset by the write-off of a deferred tax asset in 2010 due to a change in the tax treatment of the Medicare Part D subsidy due to the passing of health care reform legislation.

**Matters Impacting Future Duke Energy Carolinas Results**

In January 2012, the NCUC and PSCSC approved Duke Energy Carolinas' proposed settlements in requests to increase electric rates for its North Carolina and South Carolina customers. The settlement agreements include combined base rate increases of approximately $400 million that will be reflected in 2012 earnings.

Duke Energy Carolinas plans to file rate cases in North Carolina and South Carolina during 2012. These planned rates cases are needed to recover investments in Duke Energy Carolinas' ongoing infrastructure modernization projects and operating costs. Duke Energy Carolinas' earnings could be adversely impacted if these rate cases are denied or delayed by either of the state regulatory commissions.

## DUKE ENERGY OHIO

### INTRODUCTION

Management's Discussion and Analysis should be read in conjunction with the accompanying Consolidated Financial Statements and Notes for the years ended December 31, 2011, 2010 and 2009.

### BASIS OF PRESENTATION

The results of operations and variance discussion for Duke Energy Ohio is presented in a reduced disclosure format in accordance with General Instruction (I)(2)(a) of Form 10-K.

### RESULTS OF OPERATIONS

Results of Operations and Variances

**Summary of Results**

| | Years Ended December 31, | | |
|---|---|---|---|
| (in millions) | **2011** | 2010 | Increase (Decrease) |
| Operating revenues | **$3,181** | $3,329 | $(148) |
| Operating expenses | **2,811** | 3,557 | (746) |
| Gains on sales of other assets and other, net | **5** | 3 | 2 |
| Operating income (loss) | **375** | (225) | 600 |
| Other income and expenses, net | **19** | 25 | (6) |
| Interest expense | **104** | 109 | (5) |
| Income before income taxes | **290** | (309) | 599 |
| Income tax expense | **96** | 132 | (36) |
| Net income (loss) | **$ 194** | $ (441) | $ 635 |

**Net Income**

The $635 million increase in Duke Energy Ohio's net income was primarily due to the following factors:

*Operating Revenues.*

The decrease was due primarily to:

- A $204 million decrease in retail electric revenues resulting from lower sales volumes driven by increased customer switching levels net of higher retail pricing under the ESP in 2011;
- A $75 million decrease in retail electric revenues resulting from the expiration of the Ohio electric Regulatory Transition Charge for non-residential customers;
- A $63 million decrease in regulated fuel revenues driven primarily by reduced sales volumes and lower natural gas costs;
- A $39 million decrease related to less favorable weather conditions in 2011 compared to 2010; and
- A $23 million decrease in net mark-to-market revenues on non-qualifying power and capacity hedge contracts, consisting of mark-to-market gains of $7 million in 2011 compared to gains of $30 million in 2010.

Partially offsetting these decreases were:

- A $246 million increase in wholesale electric revenues due to higher generation volumes net of lower pricing and lower margin earned from participation in wholesale auctions in 2011.

*Operating Expenses.*

The decrease was due primarily to:

- A $749 million decrease in impairment charges primarily related to a $677 million impairment of goodwill and a $160 million impairment of certain generation assets in 2010 compared to a $79 million impairment in 2011 to write down the carrying value of excess emission allowances. See Note 12 to the Consolidated Financial Statements, "Goodwill, Intangible Assets and Impairments," for additional information;

- A $107 million decrease in retail fuel and purchased power expenses due to lower generation volumes driven by increased customer switching levels in 2011 compared to 2010;
- A $64 million decrease in depreciation and amortization costs primarily due to decreased regulatory transition charge amortization;
- A $63 million decrease in regulated fuel expense primarily due to reduced sales volumes and lower natural gas costs;
- A $24 million decrease in employee severance costs related to the 2010 voluntary severance plan and the consolidation of certain corporate office functions from the Midwest to Charlotte, North Carolina.

Partially offsetting these decreases were:

- A $159 million increase in wholesale fuel expenses due to higher generation volumes;
- A $72 million increase in operating and maintenance expenses primarily from the recognition of Midwest ISO exit fees and higher maintenance expenses; and
- A $29 million increase in mark-to-market fuel expense on non-qualifying fuel hedge contracts, consisting of mark-to-market losses of $3 million in 2011 compared to gains of $26 million in 2010.

*Other Income and Expenses, net.*

The decrease in 2011 compared to 2010 is primarily attributable to reduced interest income accrued for uncertain income tax positions.

*Income Tax Expense.*

Income tax expense for 2011 increased compared to 2010 primarily due to increases in pre-tax income and in the effective tax rate. The effective tax rate in 2011 was 33.1% compared to an effective tax rate for the same period in 2010 of (43.0%). The change in the effective tax rate is primarily due to a $677 million non-deductible impairment of goodwill in 2010, as discussed above.

**Matters Impacting Future Duke Energy Ohio Results**

Duke Energy Ohio operated under an ESP that expired on December 31, 2011. The PUCO approved Duke Energy Ohio's new ESP in November 2011. The new ESP effectively separates the generation of electricity from Duke Energy Ohio's retail load obligation as of January 1, 2012. Duke Energy Ohio's retail load obligation is satisfied through competitive auctions, the costs of which are recovered from customers. Duke Energy Ohio now earns retail margin on the transmission and distribution of electricity only and not on the cost of the underlying energy. Duke Energy Ohio's coal-fired generation assets no longer serve retail load customers or receive negotiated pricing under the ESP. The coal-fired generation assets began dispatching all of their electricity into unregulated markets in January 2012 and going forward will receive wholesale energy margins and capacity revenues from PJM at rates currently below those previously collected under the prior ESP. These lower energy margins and capacity revenues are expected to be partially offset by a non-bypassable stability charge collected from Duke Energy Ohio's retail customers through 2014. As a result, Duke Energy's operating revenues and net income will be negatively impacted.

Duke Energy Ohio's gas-fired non-regulated generation assets earn capacity revenues from PJM. PJM capacity prices are determined through an auction process for planning years from June through May of the following year and are conducted approximately three years in advance of the capacity delivery period. Capacity prices for periods beginning June 2011 and continuing through May 2014, will be significantly lower than current and historical capacity prices. As a result, Duke Energy Ohio's operating revenues and net income will be negatively impacted through 2014.

## DUKE ENERGY INDIANA

## INTRODUCTION

Management's Discussion and Analysis should be read in conjunction with the accompanying Consolidated Financial Statements and Notes for the years ended December 31, 2011, 2010 and 2009.

## BASIS OF PRESENTATION

The results of operations and variance discussion for Duke Energy Indiana is presented in a reduced disclosure format in accordance with General Instruction (I)(2)(a) of Form 10-K.

## RESULTS OF OPERATIONS

Results of Operations and Variances

**Summary of Results**

| | Years Ended December 31, | | |
|---|---|---|---|
| (in millions) | **2011** | 2010 | Increase (Decrease) |
| Operating revenues | **$2,622** | $2,520 | $ 102 |
| Operating expenses | **2,340** | 2,012 | 328 |
| Losses on sales of other assets and other, net | **—** | (2) | 2 |
| Operating income | **282** | 506 | (224) |
| Other income and expenses, net | **97** | 70 | 27 |
| Interest expense | **137** | 135 | 2 |
| Income before income taxes | **242** | 441 | (199) |
| Income tax expense | **74** | 156 | (82) |
| Net income | **$ 168** | $ 285 | $(117) |

### Net Income

The $117 million decrease in Duke Energy Indiana's net income for the year ended December 31, 2011 compared to December 31, 2010 was primarily due to the following factors:

*Operating Revenues.*

The increase was primarily due to:

- An $80 million increase in fuel revenues (including the rider for emission allowances) primarily due to an increase in fuel rates as a result of higher fuel and purchased power costs;
- A $32 million net increase in rate riders primarily related to the Edwardsport IGCC plant that is currently under construction and higher recoveries of demand side management (DSM) costs, partially offset by lower recoveries under the clean coal technology (CCT) rider; and
- A $13 million increase in rate pricing due to the positive impact on overall average prices of lower sales volumes;

Partially offsetting these increases was:

- A $27 million decrease in retail revenues related to less favorable weather conditions in 2011 compared to 2010.

*Operating Expenses.*

The increase was primarily due to:

- A $178 million increase due to an additional impairment charge related to the Edwardsport IGCC plant that is currently under construction. See Note 4 to the Consolidated Financial Statements, "Regulatory Matters," for additional information;
- A $74 million increase in fuel costs primarily due to an increase in fuel rates as a result of higher fuel and purchased power costs;
- A $36 million increase in operation and maintenance costs primarily due to higher storm related costs, higher generation outage costs, and increased legal and corporate allocations, partially offset by decreased costs associated with the 2010 voluntary severance plan and the consolidation of certain corporate office functions from the Midwest to Charlotte, North Carolina;
- A $16 million increase in depreciation and amortization expense primarily due to higher amortization of DSM regulatory assets and increase in production plant base, partially offset by lower amortization of deferred clean coal costs; and
- A $12 million increase in general taxes primarily due to certain property tax true-ups, higher property tax rates in 2011, and increases in gross receipts and payroll taxes.

*Other Income and Expenses, net.*

The increase in 2011 compared to 2010 was primarily attributable to increased AFUDC in 2011 for additional capital spending related to the Edwardsport IGCC plant that is currently under construction.

*Income Tax Expense.*

Income tax expense for 2011 decreased compared to 2010 primarily due to a decrease in pre-tax income and the effective tax rate. The effective tax rate for 2011 and 2010 was 30.6% and 35.5% respectively. This decrease in the effective tax rate is primarily due to an increase in AFUDC equity.

### Matters Impacting Future Duke Energy Indiana Results

See Note 4 to the Consolidated Financial Statements, "Regulatory Matters," for a discussion of the significant increase in the estimated cost of the 618 MW IGCC plant at Duke Energy Indiana's Edwardsport Generating Station. Additional updates to the cost estimate could occur through the completion of the plant in 2012. Phase I and Phase II hearings concluded on January 24, 2012. Final orders from the IURC on Phase I and Phase II of the subdocket and the pending IGCC Rider proceedings are expected no sooner than the end of the third quarter 2012. Duke Energy Indiana is unable to predict the ultimate outcome of these proceedings. In the event the IURC disallows a portion of the plant costs, including financing costs, or if cost estimates for the plant increase, additional charges to expense, which could be material, could occur.

## CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The application of accounting policies and estimates is an important process that continues to develop as Duke Energy's operations change and accounting guidance evolves. Duke Energy has identified a number of critical accounting policies and estimates that require the use of significant estimates and judgments.

Management bases its estimates and judgments on historical experience and on other various assumptions that it believes are reasonable at the time of application. The estimates and judgments may change as time passes and more information about Duke Energy's environment becomes available. If estimates and judgments are different than the actual amounts recorded, adjustments are made in subsequent periods to take into consideration the new information. Duke Energy discusses its critical accounting policies and estimates and other significant accounting policies with senior members of management and the audit committee, as appropriate. Duke Energy's critical accounting policies and estimates are discussed below.

### Regulatory Accounting

Duke Energy's regulated operations (the substantial majority of U.S. Franchised Electric and Gas's operations) meet the criteria for application of regulatory accounting treatment. As a result, Duke Energy records assets and liabilities that result from the regulated ratemaking process that would not be recorded under GAAP in the U.S. for non-regulated entities. Regulatory assets generally represent incurred costs that have been deferred because such costs are probable of future recovery in customer rates. Regulatory liabilities generally represent obligations to make refunds to customers for previous collections for costs that either are not likely to or have yet to be incurred. Management continually assesses whether the regulatory assets are probable of future recovery by considering factors such as applicable regulatory environment changes, historical regulatory treatment for similar costs in Duke Energy's jurisdictions, recent rate orders to other regulated entities, and the status of any pending or potential deregulation legislation. Based on this continual assessment, management believes the existing regulatory assets are probable of recovery. This assessment reflects the current political and regulatory climate at the state and federal levels, and is subject to change in the future. If future recovery of costs ceases to be probable, the asset write-offs would be required to be recognized in operating income. Additionally, the regulatory agencies can provide flexibility in the manner and timing of the depreciation of property, plant and equipment, recognition of nuclear decommissioning costs and amortization of regulatory assets or may disallow recovery of all or a portion of certain assets. Total regulatory assets were $4,046 million as of December 31, 2011, and $3,390 million as of December 31, 2010. Total regulatory liabilities were $3,006 million as of December 31, 2011 and $3,155 million as of December 31, 2010. For further information, see Note 4 to the Consolidated Financial Statements, "Regulatory Matters."

In order to apply regulatory accounting treatment and record regulatory assets and liabilities, certain criteria must be met. In determining whether the criteria are met for its operations, management makes significant judgments, including determining whether revenue rates for services provided to customers are subject to approval by an independent, third-party regulator, whether the regulated rates are designed to recover specific costs of providing the regulated service, and a determination of whether, in view of the demand for the regulated services and the level of competition, it is reasonable to assume that rates set at levels that will recover the operations' costs can be charged to and collected from customers. This final criterion requires consideration of anticipated changes in levels of demand or competition, direct and indirect, during the recovery period for any capitalized costs.

The regulatory accounting rules require recognition of a loss if it becomes probable that part of the cost of a plant under construction or a recently completed plant will be disallowed for ratemaking purposes and a reasonable estimate of the amount of the disallowance can be made. Such assessments can require significant judgment by management regarding matters such as the ultimate cost of a plant under construction, regulatory recovery implications, etc. As discussed in Note 4, "Regulatory Matters," during 2011 and 2010 Duke Energy Indiana recorded disallowance charges of $222 million and $44 million, respectively, related to the IGCC plant currently under construction in Edwardsport, Indiana. Management will continue to assess matters as the construction of the plant and the related regulatory proceedings continue, and further charges could be required in 2012 or beyond.

As discussed further in Note 1, "Summary of Significant Accounting Policies", and Note 4, "Regulatory Matters," Duke Energy Ohio discontinued the application of regulatory accounting treatment to portions of its generation operations in November 2011 in conjunction with the approval of its new Electric Security Plan by the Public Utilities Commission of Ohio. The effect of this change was immaterial to the financial statements.

### Goodwill Impairment Assessments

Duke Energy's goodwill balances are included in the following table.

| | December 31, | |
|---|---|---|
| (in millions) | **2011** | 2010 |
| U.S. Franchised Electric and Gas | **$3,483** | $3,483 |
| Commercial Power | **69** | 69 |
| International Energy | **297** | 306 |
| Total Duke Energy goodwill | **$3,849** | $3,858 |

The majority of Duke Energy's goodwill relates to the acquisition of Cinergy in April 2006, whose assets are primarily included in the U.S. Franchised Electric and Gas and Commercial Power segments. Commercial Power also has $69 million of goodwill that resulted from the September 2008 acquisition of Catamount Energy Corporation, a leading wind power company located in Rutland,

Vermont. As of the acquisition date, Duke Energy allocates goodwill to a reporting unit, which Duke Energy defines as an operating segment or one level below an operating segment.

Duke Energy recorded impairments of $500 million and $371 million related to Commercial Power's non-regulated Midwest generation reporting unit in 2010 and 2009. Subsequent to the 2010 impairment charges, there is no recorded amount of goodwill at Commercial Power's non-regulated Midwest generation reporting unit. These impairment charges are recorded in Goodwill and Other Impairment Charges on Duke Energy's Consolidated Statement of Operations. See Note 12 to the Consolidated Financial Statements, "Goodwill, Intangible Assets and Impairments" for further information regarding the factors impacting the valuation of Commercial Power's non-regulated generation reporting unit. Duke Energy determined that no other goodwill impairments existed in 2011, 2010 and 2009.

As discussed in Note 12 to the Consolidated Financial Statements, "Goodwill, Intangible Assets and Impairments", Duke Energy is required to test goodwill for impairment at the reporting unit level at least annually and more frequently if events or circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying value. Duke Energy evaluates the carrying amount of its recorded goodwill for impairment on an annual basis as of August 31 and performs interim impairment tests if a triggering event occurs that indicates it is more likely than not that the fair value of a reporting unit is less than its carrying value. The analysis of the potential impairment of goodwill has historically required a two step process. However, effective with the FASB's September 2011 issuance of new goodwill accounting guidance, an entity may first assess qualitative factors to determine whether it is necessary to perform the two step goodwill impairment test. Duke Energy's annual qualitative assessments under the new accounting guidance include reviews of current forecasts compared to prior forecasts, consideration of recent fair value calculations, if any, review of Duke Energy's, as well as its peers, stock price performance, credit ratings of Duke Energy's significant subsidiaries, updates to weighted average cost of capital (WACC) calculations or review of the key inputs to the WACC and consideration of overall economic factors, recent regulatory commission actions and related regulatory climates, and recent financial performance. If the results of qualitative assessments indicate that the fair value of a reporting unit is more likely than not less than the carrying value of the reporting unit, the two-step impairment test is required.

In 2011, Duke Energy, after completion of its qualitative assessments of the factors noted above, concluded that it was more likely than not the fair value of each reporting unit exceeded its carrying value. Thus, the two step goodwill impairment test was not necessary in 2011.

For years in which the two step impairment test is necessary, such as was the case in 2010 and 2009, step one of the impairment test involves comparing the fair values of reporting units with their carrying values, including goodwill. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, step two must be performed to determine the amount, if any, of the goodwill impairment loss. If the carrying amount is less than fair value, further testing of goodwill is not performed.

Step two of the goodwill impairment test involves comparing the implied fair value of the reporting unit's goodwill against the carrying value of the goodwill. Under step two, determining the implied fair value of goodwill requires the valuation of a reporting unit's identifiable tangible and intangible assets and liabilities as if the reporting unit had been acquired in a business combination on the testing date. The difference between the fair value of the entire reporting unit as determined in step one and the net fair value of all identifiable assets and liabilities represents the implied fair value of goodwill. The goodwill impairment charge, if any, would be the difference between the carrying amount of goodwill and the implied fair value of goodwill upon the completion of step two.

For purposes of the step one analyses, determination of the reporting units' fair values is based on a combination of the income approach, which estimates the fair value of Duke Energy's reporting units based on discounted future cash flows, and the market approach, which estimates the fair value of Duke Energy's reporting units based on market comparables within the utility and energy industries. Key assumptions used in the income approach analyses for the U.S. Franchised Electric and Gas reporting units include, but are not limited to, the use of an appropriate discount rate, estimated future cash flows and estimated run rates of operation, maintenance, and general and administrative costs, and expectations of returns on equity in each regulated jurisdiction that will be achieved. In estimating cash flows, Duke Energy incorporates expected growth rates, regulatory stability and ability to renew contracts, as well as other factors, into its revenue and expense forecasts.

Estimated future cash flows under the income approach are based to a large extent on Duke Energy's internal business plan, and adjusted as appropriate for Duke Energy's views of market participant assumptions. Duke Energy's internal business plan reflects management's assumptions related to customer usage and attrition based on internal data and economic data obtained from third party sources, projected commodity pricing data and potential changes in environmental regulations. The business plan assumes the occurrence of certain events in the future, such as the outcome of future rate filings, future approved rates of returns on equity, anticipated earnings/returns related to significant future capital investments, continued recovery of cost of service and the renewal of certain contracts. Management also makes assumptions regarding the run rate of operation, maintenance and general and administrative costs based on the expected outcome of the aforementioned events. Should the actual outcome of some or all of these assumptions differ significantly from the current assumptions, revisions to current cash flow assumptions could cause the fair value of Duke Energy's reporting units to be significantly different in future periods.

One of the most significant assumptions that Duke Energy utilizes in determining the fair value of its reporting units under the income approach is the discount rate applied to the estimated future cash flows. Management determines the appropriate discount rate for each of its reporting units based on the WACC for each individual reporting unit. The WACC takes into account both the pre-tax cost of debt and cost of equity (a major component of the cost of equity is the current risk-free rate on twenty year U.S. Treasury bonds). In the 2010 and 2009 step one impairment tests, Duke Energy considered implied WACC's for certain peer companies in determining the appropriate WACC rates to use in its analysis. As each reporting unit has a different risk profile based on the nature of its operations, including factors such as regulation, the WACC for each reporting unit may differ. Accordingly, the WACCs were adjusted, as appropriate, to account for company specific risk premiums. For example, transmission and distribution reporting units generally would have a lower company specific risk premium as they do not have the higher level of risk associated with owning and operating generation assets nor do they have significant construction risk or risk associated with potential future carbon legislation or pending EPA regulations. The discount rates used for calculating the fair values as of August 31, 2010, for each of Duke Energy's domestic reporting units were commensurate with the risks associated with each reporting unit and ranged from 5.75% to 9.0%. For Duke Energy's international operations, a base discount rate of 8.2% was used, with specific adders used for each separate jurisdiction in which International Energy operates to reflect the differing risk profiles of the jurisdictions and countries. This resulted in discount rates for the August 31, 2010 goodwill impairment test for the international operations ranging from 9.7% to 13.0%. As discussed above, in 2011 Duke Energy performed a qualitative assessment of potential goodwill impairment, and thus a step one valuation was not necessary. Management's qualitative assessment took into consideration the decline in 2011 of a key input to the WACC calculation; namely, a decline in the current risk-free rate on twenty year U.S. Treasury bonds. Management concluded that had step one valuations been necessary, the decline in this key WACC input would likely have resulted in lower discount rates and higher income approach valuations.

The underlying assumptions and estimates are made as of a point in time; subsequent changes, particularly changes in the discount rates or growth rates inherent in management's estimates of future cash flows, could result in future impairment charges. Management continues to remain alert for any indicators that the fair value of a reporting unit could be below book value and will assess goodwill for impairment as appropriate.

The majority of Duke Energy's business is in environments that are either fully or partially rate-regulated. In such environments, revenue requirements are adjusted periodically by regulators based on factors including levels of costs, sales volumes and costs of capital. Accordingly, Duke Energy's regulated utilities operate to some degree with a buffer from the direct effects, positive or negative, of significant swings in market or economic conditions. However, management will continue to monitor changes in the business, as well as overall market conditions and economic factors that could require additional impairment tests.

**Long-Lived Asset Impairment Assessments**

Property, plant and equipment is stated at the lower of historical cost less accumulated depreciation or fair value, if impaired. Duke Energy evaluates property, plant and equipment for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. The determination of whether an impairment has occurred is based on an estimate of undiscounted future cash flows attributable to the assets, as compared with the carrying value of the assets. Performing an impairment evaluation involves a significant degree of estimation and judgment in areas such as identifying circumstances that indicate an impairment may exist, identifying and grouping affected assets, and developing the undiscounted and discounted future cash flows (used to estimate fair value in the absence of market-based value) associated with the asset. Additionally, determining fair values requires probability weighting the cash flows to reflect expectations about possible variations in their amounts or timing and the selection of an appropriate discount rate. Although cash flow estimates are based on relevant information available at the time the estimates are made, estimates of future cash flows are, by nature, highly uncertain and may vary significantly from actual results. If an impairment has occurred, the amount of the impairment recognized is determined by estimating the fair value of the assets and recording a loss if the carrying value is greater than the fair value. For assets identified as held for sale, the carrying value is compared to the estimated fair value less the cost to sell in order to determine if an impairment loss is required. Until the assets are disposed of, their estimated fair value is re-evaluated when circumstances or events change.

When it becomes probable that regulated generation, transmission or distribution assets have been abandoned, the cost of the asset is removed from plant in service. The value that may be retained as an asset on the balance sheet for the abandoned property is dependent upon amounts that may recovered through regulated rates, including any return. As such, an impairment charge could be offset by the establishment of a regulatory asset if rate recovery is probable.

As discussed further in Note 12 to the Consolidated Financial Statements, "Goodwill, Intangible Assets and Impairments", in the third quarter of 2011, Commercial Power recorded $79 million of pre-tax impairment charges related to Clean Air Act emission allowances which were no longer expected to be used as a result of the new Cross State Air Pollution Rule. In the second quarter of 2010, Commercial Power recorded $160 million of pre-tax impairment charges related to certain generating assets and emission allowances primarily associated with these generation assets in the Midwest to write-down the value of these assets to their estimated fair value. The generation assets that were subject to this impairment charge were those coal fired generating assets that do not have certain environmental emissions control equipment, causing these generation assets to be potentially heavily impacted by the EPA's rules on emissions of $NO_x$ and $SO_2$. Additionally, in the third quarter of 2009, Commercial Power recorded $42 million of pre-tax impairment charges related to certain generating assets and emission allowances primarily associated with these generation assets in the Midwest to write-down the value of these assets to their estimated fair value. These impairment charges are recorded in Goodwill and Other Impairment Charges on Duke Energy's Consolidated Statement of Operations.

**Revenue Recognition**

Revenues on sales of electricity and gas are recognized when either the service is provided or the product is delivered. Operating revenues include unbilled electric and gas revenues earned when service has been delivered but not billed by the end of the accounting period. Unbilled retail revenues are estimated by applying an average revenue per kilowatt-hour (kWh) or per Mcf for all customer classes to the number of estimated kWh or Mcf delivered but not billed. Unbilled wholesale energy revenues are calculated by applying the contractual rate per megawatt-hour (mWh) to the number of estimated mWh delivered but not yet billed. Unbilled wholesale demand revenues are calculated by applying the contractual rate per MW to the MW volume delivered but not yet billed. The amount of unbilled revenues can vary significantly from period to period as a result of numerous factors, including seasonality, weather, customer usage patterns and customer mix.

At December 31, 2011 and 2010, Duke Energy had $674 million and $751 million, respectively, of unbilled revenues within Restricted Receivables of Variable Interest Entities and Receivables on their respective Consolidated Balance Sheets.

**Accounting for Loss Contingencies**

Duke Energy is involved in certain legal and environmental matters that arise in the normal course of business. In the preparation of its consolidated financial statements, management makes judgments regarding the future outcome of contingent events and records a loss contingency when it is determined that it is probable that a loss has occurred and the amount of the loss can be reasonably estimated. Management regularly reviews current information available to determine whether such accruals should be adjusted and whether new accruals are required. Estimating probable losses requires analysis of multiple forecasts and scenarios that often depend on judgments about potential actions by third parties, such as federal, state and local courts and other regulators. Contingent liabilities are often resolved over long periods of time. Amounts recorded in the consolidated financial statements may differ from the actual outcome once the contingency is resolved, which could have a material impact on future results of operations, financial position and cash flows of Duke Energy.

Duke Energy has experienced numerous claims for indemnification and medical cost reimbursement relating to damages for bodily injuries alleged to have arisen from the exposure to or use of asbestos in connection with construction and maintenance activities conducted by Duke Energy Carolinas on its electric generation plants prior to 1985.

Amounts recognized as asbestos-related reserves in the respective Consolidated Balance Sheets totaled $801 million and $853 million as of December 31, 2011 and December 31, 2010, respectively, and are classified in Other within Deferred Credits and Other Liabilities and Other within Current Liabilities. These reserves are based upon the minimum amount in Duke Energy's best estimate of the range of loss for current and future asbestos claims through 2030. Management believes that it is possible there will be additional claims filed against Duke Energy after 2030. In light of the uncertainties inherent in a longer-term forecast, management does not believe that they can reasonably estimate the indemnity and medical costs that might be incurred after 2030 related to such potential claims. Asbestos-related loss estimates incorporate anticipated inflation, if applicable, and are recorded on an undiscounted basis. These reserves are based upon current estimates and are subject to greater uncertainty as the projection period lengthens. A significant upward or downward trend in the number of claims filed, the nature of the alleged injury, and the average cost of resolving each such claim could change our estimated liability, as could any substantial adverse or favorable verdict at trial. A federal legislative solution, further state tort reform or structured settlement transactions could also change the estimated liability. Given the uncertainties associated with projecting matters into the future and numerous other factors outside our control, management believes that it is possible Duke Energy may incur asbestos liabilities in excess of the recorded reserves.

Duke Energy has a third-party insurance policy to cover certain losses related to asbestos-related injuries and damages above an aggregate self insured retention of $476 million. Duke Energy's cumulative payments began to exceed the self insurance retention on its insurance policy in 2008. Future payments up to the policy limit will be reimbursed by Duke Energy's third party insurance carrier. The insurance policy limit for potential future insurance recoveries for indemnification and medical cost claim payments is $968 million in excess of the self insured retention. Insurance recoveries of $813 million and $850 million related to this policy are classified in the Consolidated Balance Sheets in Other within Investments and Other Assets and Receivables as of December 31, 2011 and 2010, respectively. Duke Energy is not aware of any uncertainties regarding the legal sufficiency of insurance claims. Management believes the insurance recovery asset is probable of recovery as the insurance carrier continues to have a strong financial strength rating.

For further information, see Note 5 to the Consolidated Financial Statements, "Commitments and Contingencies."

**Accounting for Income Taxes**

Significant management judgment is required in determining Duke Energy's provision for income taxes, deferred tax assets and liabilities and the valuation allowance recorded against Duke Energy's net deferred tax assets, if any.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the book basis and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The probability of realizing deferred tax assets is based on forecasts of future taxable income and the use of tax planning that could impact the ability to realize deferred tax assets. If future utilization of deferred tax assets is uncertain, a valuation allowance may be recorded against certain deferred tax assets.

In assessing the likelihood of realization of deferred tax assets, management considers estimates of the amount and character of future taxable income. Actual income taxes could vary from estimated amounts due to the impacts of various items, including changes to income tax laws, Duke Energy's forecasted financial condition and results of operations in future periods, as well as results of audits and examinations of filed tax returns by taxing authorities. Although management believes current estimates are reasonable, actual results could differ from these estimates.

Significant judgment is also required in computing Duke Energy's quarterly effective tax rate (ETR). ETR calculations are revised each quarter based on the best full year tax assumptions available at that time, including, but not limited to, income levels, deductions and credits. In accordance with interim tax reporting rules, a tax expense or benefit is recorded every quarter to adjust for the difference in tax expense computed based on the actual year-to-date ETR versus the forecasted annual ETR.

Duke Energy recognizes tax benefits for positions taken or expected to be taken on tax returns, including the decision to exclude certain income or transactions from a return, when a more-likely-than-not threshold is met for a tax position and management believes that the position will be sustained upon examination by the taxing authorities. Duke Energy records the largest amount of the tax benefit that is greater than 50% likely of being realized upon settlement. Management evaluates each position based solely on the technical merits and facts and circumstances of the position, assuming the position will be examined by a taxing authority having full knowledge of all relevant information. Significant management judgment is required to determine recognition thresholds and the related amount of tax benefits to be recognized in the Consolidated Financial Statements. Management reevaluates tax positions each period in which new information about recognition or measurement becomes available. The portion of the tax benefit which is uncertain is disclosed in the notes to the Consolidated Financial Statements.

Undistributed foreign earnings associated with International Energy's operations are considered indefinitely reinvested, thus no U.S. tax is recorded on such earnings. This assertion is based on management's determination that the cash held in International Energy's foreign jurisdictions is not needed to fund the operations of its U.S. operations and that International Energy either has invested or has intentions to reinvest such earnings. While management currently intends to indefinitely reinvest all of International Energy's unremitted earnings, should circumstances change, Duke Energy may need to record additional income tax expense in the period in which such determination changes. The cumulative undistributed earnings as of December 31, 2011, on which Duke Energy has not provided deferred U.S. income taxes and foreign withholding taxes is $1.7 billion. The amount of unrecognized deferred tax liability related to these undistributed earnings is estimated at between $250 million and $325 million.

For further information, see Note 22 to the Consolidated Financial Statements, "Income Taxes."

**Pension and Other Post-Retirement Benefits**

The calculation of pension expense, other post-retirement benefit expense and pension and other post-retirement liabilities require the use of assumptions. Changes in these assumptions can result in different expense and reported liability amounts, and future actual experience can differ from the assumptions. Duke Energy believes that the most critical assumptions for pension and other post-retirement benefits are the expected long-term rate of return on plan assets and the assumed discount rate. Additionally, medical and prescription drug cost trend rate assumptions are critical to Duke Energy's estimates of other post-retirement benefits.

Funding requirements for defined benefit plans are determined by government regulations. Duke Energy made voluntary contributions to its defined benefit retirement plans of $200 million in 2011, $400 million in 2010 and $800 million in 2009. In 2012, Duke Energy anticipates making $200 million of contributions to its defined benefit plans.

Duke Energy and its subsidiaries maintain non-contributory defined benefit retirement plans. The plans cover most U.S. employees using a cash balance formula. Under a cash balance formula, a plan participant accumulates a retirement benefit consisting of pay credits that are based upon a percentage (which may vary with age and years of service) of current eligible earnings and current interest credits. Certain employees are covered under plans that use a final average earnings formula. Under a final average earnings formula, a plan participant accumulates a retirement benefit equal to a percentage of their highest 3-year average earnings, plus a percentage of their highest 3-year average earnings in excess of covered compensation per year of participation (maximum of 35 years), plus a percentage of their highest 3-year average earnings times years of participation in excess of 35 years. Duke Energy also maintains non-qualified, non-contributory defined benefit retirement plans which cover certain executives.

Duke Energy and most of its subsidiaries also provide some health care and life insurance benefits for retired employees on a contributory and non-contributory basis. Certain employees are eligible for these benefits if they have met age and service requirements at retirement, as defined in the plans.

Duke Energy recognized pre-tax qualified pension cost of $45 million in 2011. In 2012, Duke Energy's pre-tax qualified pension cost is expected to be $17 million higher than in 2011 resulting primarily from an increase in net actuarial loss amortization, primarily attributable to the effect of negative actual returns on assets from 2008. Duke Energy recognized pre-tax nonqualified pension cost of $11 million and pre-tax other post-retirement benefits cost of $26 million, in 2011. In 2012, pre-tax non-qualified pension cost is expected to be approximately the same amount as in 2011. In 2012, pre-tax other post-retirement benefits costs are expected to be approximately $8 million lower than in 2011 resulting primarily from an increase in net actuarial gain accretion and a decrease in net transition obligation amortization.

For both pension and other post-retirement plans, Duke Energy assumes that its plan's assets will generate a long-term rate of return of 8.00% as of December 31, 2011. The assets for Duke Energy's pension and other post-retirement plans are maintained in a master trust. The investment objective of the master trust is to achieve reasonable returns on trust assets, subject to a prudent level of portfolio risk, for the purpose of enhancing the security of benefits for plan participants. The asset allocation targets were set after considering the investment objective and the risk profile. U.S. equities are held for their high expected return. Non-U.S. equities, debt securities, hedge funds, real estate and other global securities are held for diversification. Investments within asset classes are to be diversified to achieve broad market participation and reduce the impact of individual managers or investments. Duke Energy regularly reviews its actual asset allocation and periodically rebalances its investments to its targeted allocation when considered appropriate. Duke Energy also invests other post-retirement assets in the Duke Energy Corporation Employee Benefits Trust (VEBA I). The investment objective of VEBA I is to achieve sufficient returns, subject to a prudent level of portfolio risk, for the purpose of promoting the security of plan benefits for participants. VEBA I is passively managed.

The expected long-term rate of return of 8.00% for the plan's assets was developed using a weighted average calculation of expected returns based primarily on future expected returns across asset classes considering the use of active asset managers. The weighted average returns expected by asset classes were 2.61% for U.S. equities, 1.50% for Non-U.S. equities, 0.99% for global equities, 1.69% for debt securities, 0.37% for global private equity, 0.24% for hedge funds, 0.30% for real estate and 0.30% for other global securities.

Duke Energy discounted its future U.S. pension and other post-retirement obligations using a rate of 5.1% as of December 31, 2011. The discount rates used to measure benefit plan benefit obligations for financial reporting purposes should reflect rates at which pension benefits could be effectively settled. As of December 31, 2011, Duke Energy determined its discount rate for U.S. pension and other post-retirement obligations using a bond selection-settlement portfolio approach. This approach develops a discount rate by selecting a portfolio of high quality corporate bonds that generate sufficient cash flow to provide for the projected benefit payments of the plan. The selected bond portfolio is derived from a universe of non-callable corporate bonds rated Aa quality or higher. After the bond portfolio is selected, a single interest rate is determined that equates the present value of the plan's projected benefit payments discounted at this rate with the market value of the bonds selected.

Future changes in plan asset returns, assumed discount rates and various other factors related to the participants in Duke Energy's pension and post-retirement plans will impact Duke Energy's future pension expense and liabilities. Management cannot predict with certainty what these factors will be in the future. The following table presents the approximate effect on Duke Energy's 2011 pre-tax pension expense, pension obligation and other post-retirement benefit obligation if a 0.25% change in rates were to occur:

| | Qualified and Non-qualified Pension Plans | | Other Post-Retirement Plans | |
|---|---|---|---|---|
| (in millions) | +0.25% | -0.25% | +0.25% | -0.25% |
| Effect on 2011 pre-tax pension expense | | | | |
| Expected long-term rate of return | $ (12) | $ 12 | $ — | $— |
| Discount rate | (8) | 8 | (1) | 1 |
| Effect on benefit obligation at December 31, 2011 | | | | |
| Discount rate | (114) | 117 | (16) | 16 |

Duke Energy's U.S. post-retirement plan uses a medical care trend rate which reflects the near and long-term expectation of increases in medical health care costs. Duke Energy's U.S. post-retirement plan uses a prescription drug trend rate which reflects the near and long-term expectation of increases in prescription drug health care costs. As of December 31, 2011, the medical care trend rates were 8.75%, which grades to 5.00% by 2020. The following table presents the approximate effect on Duke Energy's 2011 pre-tax other post-retirement expense and other post-retirement benefit obligation if a 1% point change in the health care trend rate were to occur:

| | Other Post-Retirement Plans | |
|---|---|---|
| (in millions) | +1.0% | -1.0% |
| Effect on other post-retirement expense | $ 2 | $ (2) |
| Effect on other post-retirement benefit obligation at December 31, 2011 | 31 | (28) |

For further information, see Note 21 to the Consolidated Financial Statements, "Employee Benefit Plans."

## LIQUIDITY AND CAPITAL RESOURCES

### Overview

At December 31, 2011, Duke Energy had cash and cash equivalents and short-term investments of $2.3 billion, of which $1.0 billion is held in foreign jurisdictions and is forecasted to be used to fund the operations of and investments in International Energy. To fund its domestic liquidity and capital requirements, Duke Energy relies primarily upon cash flows from operations, borrowings, and its existing cash and cash equivalents. The relatively stable operating cash flows of the U.S. Franchised Electric and Gas business segment compose a substantial portion of Duke Energy's cash flows from operations and it is anticipated that it will continue to do so for the foreseeable future. A material adverse change in operations, or in available financing, could impact Duke Energy's ability to fund its current liquidity and capital resource requirements. Weather conditions, commodity price fluctuations and unanticipated expenses, including unplanned plant outages and storms, could affect the timing and level of internally generated funds.

Ultimate cash flows from operations are subject to a number of factors, including, but not limited to, regulatory constraints, economic trends and market volatility (see Item 1A. "Risk Factors" for details).

Duke Energy's projected capital and investment expenditures for the next three fiscal years are included in the table below.

| (in millions) | 2012 | 2013 | 2014 |
|---|---|---|---|
| U.S. Franchised Electric and Gas | $3,400 | $3,200 | $3,525 |
| Commercial Power, International Energy and Other | 900 | 350 | 325 |
| Total committed expenditures | 4,300 | 3,550 | 3,850 |
| Discretionary expenditures | 200 | 400 | 650 |
| Total projected capital and investment expenditures | $4,500 | $3,950 | $4,500 |

Duke Energy continues to focus on reducing risk and positioning its business for future success and will invest principally in its strongest business sectors. Based on this goal, the majority of Duke Energy's total projected capital expenditures are allocated to the U.S. Franchised Electric and Gas segment. The table below includes the components of projected capital expenditures for U.S. Franchised Electric and Gas for the next three fiscal years.

| | 2012 | 2013 | 2014 |
|---|---|---|---|
| System growth | 30% | 21% | 26% |
| Maintenance and upgrades of existing facilities | 55% | 54% | 47% |
| Nuclear fuel | 9% | 12% | 11% |
| Environmental | 6% | 13% | 16% |
| Total projected U.S. Franchised Electric and Gas capital expenditures | 100% | 100% | 100% |

With respect to the 2012 capital expenditure plan, Duke Energy has flexibility within its $4.5 billion budget to defer or eliminate certain spending should economic or financing conditions deteriorate. Of the $4.5 billion budget, $1.6 billion relates to projects for which management has committed capital, including, but not limited to, the continued construction of Cliffside Unit 6, the Edwardsport IGCC plant and the Dan River combined cycle gas-fired facilities, and management intends to spend those capital dollars in 2012 irrespective of broader economic factors. $2.7 billion of projected 2012 capital expenditures are expected to be used primarily for overall system maintenance and upgrades, customer connections, compliance with new environmental requirements and corporate capital expenditures. Although these expenditures are ultimately necessary to ensure overall system maintenance and reliability, the timing of the expenditures may be influenced by broad economic conditions and customer growth, thus management has more flexibility in terms of when these dollars are actually spent. The remaining planned 2012 capital expenditures of $0.2 billion are of a discretionary nature and relate to growth opportunities in which Duke Energy may invest, provided there are opportunities that meet return expectations.

As a result of Duke Energy's significant commitment to modernize its generating fleet through the construction of new units, the ability to cost effectively manage the construction phase of current and future projects is critical to ensuring full and timely recovery of costs of construction. Should Duke Energy encounter significant cost overruns above amounts approved by the various state commissions, and those amounts are disallowed for recovery in rates, or if construction cost of renewable generation exceed amounts provided through power sales agreements, future cash flows and results of operations could be adversely impacted.

Many of Duke Energy's current capital expenditure projects, including system modernization and renewable investments, qualify for bonus depreciation. Duke Energy estimates that over time it could generate cumulative cash benefits of approximately $2.3 billion for projects expected to be placed in service by the end of 2012. Even though bonus depreciation related to Duke Energy's regulated projects reduces rate base eligible for inclusion in future rates, the cash benefits will decrease Duke Energy's need for financings over time and help to mitigate future customer rate increases.

Duke Energy's capitalization is balanced between debt and equity as shown in the table below.

| | Projected 2012 | **2011** | 2010 |
|---|---|---|---|
| Equity | 52% | **52%** | 55% |
| Debt | 48% | **48%** | 45% |

Duke Energy's fixed charges coverage ratio, calculated using SEC guidelines, was 3.2 times for 2011, 3.0 times for 2010, and 3.0 times for 2009.

In 2012, Duke Energy currently anticipates issuing additional net debt of $400 million, primarily for the purpose of funding capital expenditures. Due to the flexibility in the timing of projected 2012 capital expenditures, the timing and amount of debt issuances throughout 2012 could be influenced by changes in capital spending.

In November 2011, Duke Energy entered into a new $6 billion, five-year master credit facility with $4.0 billion available at closing and the remaining $2.0 billion available following successful completion of the proposed merger with Progress Energy, Inc. This facility is not restricted upon general market conditions. Additionally, Duke Energy has access to $0.2 billion in a credit facility from smaller regional banks. At December 31, 2011, Duke Energy has available borrowing capacity of $3.3 billion under these facilities. Management currently believes that amounts available under its revolving credit facilities are accessible should there be a need to generate additional short-term financing in 2012. Management expects that cash flows from operations and issuances of debt will be sufficient to cover the 2012 funding requirements related to capital and investments expenditures, dividend payments and debt maturities. See "Credit Facilities" section below for additional information regarding Duke Energy's credit facilities.

Duke Energy monitors compliance with all debt covenants and restrictions and does not currently believe it will be in violation or breach of its significant debt covenants during 2012. However, circumstances could arise that may alter that view. If and when management had a belief that such potential breach could exist, appropriate action would be taken to mitigate any such issue. Duke Energy also maintains an active dialogue with the credit rating agencies.

Duke Energy periodically evaluates the impact of repatriation of cash generated and held in foreign countries. Duke Energy's current intent is to indefinitely reinvest foreign earnings. However, circumstances could arise that may alter that view, including a future change in tax law governing U.S. taxation of foreign earnings. If Duke

Energy were to decide to repatriate foreign generated and held cash, recognition of material U.S. federal income tax liabilities could be required.

### Cash Flow Information

The following table summarizes Duke Energy's cash flows for the three most recently completed fiscal years:

| | Years Ended December 31, | | |
|---|---|---|---|
| (in millions) | **2011** | 2010 | 2009 |
| Cash flows provided by (used in): | | | |
| Operating activities | **$ 3,672** | $ 4,511 | $ 3,463 |
| Investing activities | **(4,434)** | (4,423) | (4,492) |
| Financing activities | **1,202** | 40 | 1,585 |
| Net increase in cash and cash equivalents | **440** | 128 | 556 |
| Cash and cash equivalents at beginning of period | **1,670** | 1,542 | 986 |
| Cash and cash equivalents at end of year | **$ 2,110** | $ 1,670 | $ 1,542 |

### Operating Cash Flows.

The following table summarizes key components of Duke Energy's operating cash flows for the three most recently completed fiscal years:

| | Years Ended December 31, | | |
|---|---|---|---|
| (in millions) | **2011** | 2010 | 2009 |
| Net income | **$1,714** | $1,323 | $1,085 |
| Non-cash adjustments to net income | **2,628** | 2,972 | 3,041 |
| Contributions to qualified pension plans | **(200)** | (400) | (800) |
| Working capital | **(470)** | 616 | 137 |
| Net cash provided by operating activities | **$3,672** | $4,511 | $3,463 |

The decrease in cash provided by operating activities in 2011 as compared to 2010 was driven primarily by:

- Changes in traditional working capital amounts principally due to a increase in coal inventory, resulting mainly from milder weather and changes in the timing of payment of accounts payable and accrued liabilities, partially offset by;
- A $200 million decrease in contributions to company sponsored pension plans due to prior year pre-funding of contributions resulting from favorable borrowing conditions.

The increase in cash provided by operating activities in 2010 as compared to 2009 was driven primarily by:

- An increase in net income adjusted for non-cash and non-operating items in 2010 as compared to 2009,
- A $400 million decrease in contributions to company sponsored pension plans due to higher prior year contributions due to unfavorable equity market conditions, and
- Changes in traditional working capital amounts principally due to a decrease in coal inventory mainly due to extreme weather conditions, partially offset by a net decrease in cash from taxes of $480 million.

### Investing Cash Flows

The following table summarizes key components of Duke Energy's investing cash flows for the three most recently completed fiscal years:

| | Years Ended December 31, | | |
|---|---|---|---|
| (in millions) | **2011** | 2010 | 2009 |
| Capital, investment and acquisition expenditures | **$(4,464)** | $(4,855) | $(4,557) |
| Available for sale securities, net | **(131)** | 95 | (25) |
| Proceeds from sales of equity investments and other assets, and sales of and collections on notes receivable | **118** | 406 | 70 |
| Other investing items | **43** | (69) | 20 |
| Net cash used in investing activities | **$(4,434)** | $(4,423) | $(4,492) |

The primary use of cash related to investing activities is capital, investment and acquisition expenditures, detailed by reportable business segment in the following table.

| | Years Ended December 31, | | |
|---|---|---|---|
| (in millions) | **2011** | 2010 | 2009 |
| U.S. Franchised Electric and Gas | **$3,717** | $3,891 | $3,560 |
| Commercial Power | **492** | 525 | 688 |
| International Energy | **114** | 181 | 128 |
| Other | **141** | 258 | 181 |
| Total consolidated | **$4,464** | $4,855 | $4,557 |

The increase in cash used in investing activities in 2011 as compared to 2010 is primarily due to the following:

- A $290 million decrease in proceeds from sales of equity investments and other assets, and sales of and collections on notes receivable as result of prior year cash received from the sale of a 50% interest in DukeNet and the sale of Duke Energy's 30% interest in Q-Comm, partially offset by the 2011 sale of Windstream stock received in conjunction with the Q-Comm sale in December 2010 and
- A $230 million increase in purchases of available-for-sale securities, net of proceeds, due to the investment of excess cash held in foreign jurisdictions.

These increases in cash used were partially offset by the following:

- A $390 million decrease in capital, investment and acquisition expenditures primarily due to construction of the Edwardsport IGCC plant and Cliffside Unit 6 nearing completion.

Cash used in investing activities in 2010 were consistent as compared to 2009. However significant offsetting changes were:

- A $300 million increase in proceeds from sales of equity investments and other assets, and sales of and collections on notes receivable as result of cash received from the sale of a 50% interest in DukeNet and the sale of Duke Energy's 30% interest in Q-Comm, net of

- A $300 million increase in capital, investment and acquisition expenditures primarily due to Duke Energy's ongoing infrastructure modernization program.

**Financing Cash Flows**

The following table summarizes key components of Duke Energy's financing cash flows for the three most recently completed fiscal years:

| | Years Ended December 31, | | |
|---|---|---|---|
| (in millions) | **2011** | 2010 | 2009 |
| Issuance of common stock related to employee benefit plans | **$ 67** | $ 302 | $ 519 |
| Issuance of long-term debt, net | **2,292** | 1,091 | 2,876 |
| Notes payable and commercial power | **208** | (55) | (548) |
| Dividends paid | **(1,329)** | (1,284) | (1,222) |
| Other financing items | **(36)** | (14) | (40) |
| Net cash provided by investing activities | **$ 1,202** | $ 40 | $ 1,585 |

The increase in net cash provided by financing activities in 2011 as compared to 2010 was due primarily to the following:

- A $1,200 million net increase in long-term debt primarily due to financings associated with the ongoing fleet modernization program and
- A $260 million increase in proceeds from net issuances of notes payable and commercial paper, primarily due to PremierNotes and commercial paper issuances.

These increases in cash provided were partially offset by:

- A $240 million decrease in proceeds from the issuances of common stock primarily related to the Dividend Reinvestment Plan (DRIP) and other internal plans, due to the discontinuance of new share issuances in the first quarter of 2011 and
- A $50 million increase in dividends paid in 2011 due to an increase in dividends per share from $0.245 to $0.25 in the third quarter of 2011. The total annual dividend per share was $0.99 in 2011 compared to $0.97 in 2010.

The decrease in net cash provided by financing activities in 2010 as compared to 2009 was due primarily to the following:

- A $1,785 million net decrease in long-term debt primarily due to advanced funding of capital expenditures in 2009 as a result of favorable borrowing conditions,
- A $200 million decrease in proceeds from the issuances of common stock primarily related to the DRIP and other internal plans primarily due to the timing of new share issuances, and
- A $60 million increase in dividends paid in 2010 due to an increase in dividends per share from $0.24 to $0.245 in the third quarter of 2010. The total annual dividend per share was $0.97 in 2010 compared to $0.94 in 2009.

These decreases in cash provided were partially offset by:

- A $490 million increase due to the repayment of outstanding commercial paper in 2009.

*Significant Notes Payable and Long-Term Debt Activities — 2011.*

In December 2011, Duke Energy Carolinas issued $1 billion principal amount of first mortgage bonds, of which $350 million carry a fixed interest rate of 1.75% and mature December 15, 2016 and $650 million carry a fixed interest rate of 4.25% and mature December 15, 2041. Proceeds from the issuances were used to repay $750 million 6.25% senior unsecured notes which matured January 15, 2012, with the remainder to fund capital expenditures and for general corporate purposes.

In November 2011, Duke Energy issued $500 million of senior notes, which carry a fixed interest rate of 2.15% and mature November 15, 2016. Proceeds from the issuance will be used to fund capital expenditures in Duke Energy's unregulated businesses in the U.S. and for general corporate purposes.

In the third quarter of 2011, Duke Energy issued an additional $450 million in Commercial Paper. Proceeds from this issuance were used for general corporate purposes. In the fourth quarter of 2011, Duke Energy repaid $375 million of Commercial Paper with the proceeds from debt issuances discussed below.

In August 2011, Duke Energy issued $500 million principal amount of senior notes, which carry a fixed interest rate of 3.55% and mature September 15, 2021. Proceeds from the issuance were used to repay a portion of Duke Energy's commercial paper, as discussed above, as it matures, to fund capital expenditures in Duke Energy's unregulated businesses in the U.S. and for general corporate purposes.

In May 2011, Duke Energy Carolinas issued $500 million principal amount of first mortgage bonds, which carry a fixed interest rate of 3.90% and mature June 15, 2021. Proceeds from this issuance were used to fund capital expenditures and for general corporate purposes.

*Significant Notes Payable and Long-Term Debt Activities — 2010.*

In December 2010, Top of the World Wind Energy, LLC, a subsidiary of Duke Energy Generation Services, Inc. (DEGS), an indirect wholly-owned subsidiary of Duke Energy, entered into a long-term loan agreement for $193 million principal amount maturing in December 2028. The collateral for this loan is substantially all of the assets of Top of the World Windpower LLC. The initial interest rate on the notes is the six month adjusted London Interbank Offered Rate (LIBOR) plus an applicable margin. In connection with this debt issuance, DEGS entered into an interest rate swap to convert the substantial majority of the loan interest payments from a variable rate to a fixed rate of 3.465% plus the applicable margin, which was 2.375% as of December 31, 2011. Proceeds from the issuance will be used to help fund the existing wind portfolio.

In September 2010, Duke Energy Carolinas converted $143 million of tax-exempt variable-rate demand bonds to tax-exempt term bonds, which carry a fixed interest rate of 4.375% and mature

October 2031. Prior to the conversion, the bonds were held by Duke Energy Carolinas as treasury bonds. In connection with the conversion, the tax-exempt bonds were secured by a series of Duke Energy Carolinas' first mortgage bonds.

In September 2010, Duke Energy Carolinas converted $100 million of tax-exempt variable-rate demand bonds, to tax-exempt term bonds, which carry a fixed interest rate of 4.625% and mature November 1, 2040. In connection with the conversion, the tax-exempt bonds were secured by a series of Duke Energy Carolinas' first mortgage bonds.

In September 2010, Duke Energy Indiana refunded $70 million of tax-exempt auction rate bonds through the issuance of $70 million principal amount of tax-exempt term bonds, of which $60 million carry a fixed interest rate of 3.375% and mature March 1, 2019, and $10 million carry a fixed interest rate of 3.75% and mature April 1, 2022. In connection with the conversion, the tax-exempt bonds were secured by a series of Duke Energy Indiana's first mortgage bonds.

In July 2010, Duke Energy Indiana issued $500 million principal amount of 3.75% first mortgage bonds due July 15, 2020. Proceeds from the issuance were used to repay $123 million of borrowings under the Master Credit Facility, to fund Duke Energy Indiana's ongoing capital expenditures and for general corporate purposes.

In July 2010, International Energy issued $281 million principal amount in Brazil, which carries an interest rate of 8.59% plus IGP-M (Brazil's monthly inflation index) non-convertible debentures due July 2015. Proceeds of the issuance were used to refinance Brazil debt related to DEIGP and for future debt maturities in Brazil.

In June 2010, Duke Energy Carolinas issued $450 million principal amount of 4.30% first mortgage bonds due June 15, 2020. Proceeds from the issuance were used to fund Duke Energy Carolinas' ongoing capital expenditures and for general corporate purposes.

In May 2010, Green Frontier Wind Power, LLC, a subsidiary of DEGS, an indirect wholly-owned subsidiary of Duke Energy, entered into a long-term loan agreement for $325 million principal amount maturing in 2025. The collateral for this loan is a group of five wind farms located in Wyoming, Colorado and Pennsylvania. The initial interest rate on the notes is the six month adjusted LIBOR plus an applicable margin. In connection with this debt issuance, DEGS entered into an interest rate swap to convert the substantial majority of the loan interest payments from a variable rate to a fixed rate of approximately 3.4% plus the applicable margin, which was 2.5% as of December 30, 2011. Proceeds from the issuance were used to help fund the existing wind portfolio.

In March 2010, Duke Energy issued $450 million principal amount of 3.35% senior notes due April 1, 2015. Proceeds from the issuance were used to repay $274 million of borrowings under the master credit facility and for general corporate purposes.

*Significant Notes Payable and Long-Term Debt Activities — 2009.*

In December 2009, Duke Energy Ohio issued $250 million principal amount of first mortgage bonds, which carry a fixed interest rate of 2.10% and mature June 15, 2013. Proceeds from this issuance, together with cash on hand, were used to repay Duke Energy Ohio's borrowing under Duke Energy's master credit facility. In conjunction with this debt issuance, Duke Energy Ohio entered into an interest rate swap agreement that converted interest on this debt issuance from the fixed coupon rate to a variable rate. The initial variable rate was set at 0.31%.

In November 2009, Duke Energy Carolinas issued $750 million principal amount of first mortgage bonds, which carry a fixed interest rate of 5.30% and mature February 15, 2040. Proceeds from this issuance were used to fund capital expenditures and general corporate purposes, including the repayment at maturity of $500 million of senior notes and first mortgage bonds in the first half of 2010.

In October 2009, Duke Energy Indiana refunded $50 million of tax-exempt variable-rate demand bonds through the issuance of $50 million principal amount of tax-exempt term bonds, which carry a fixed interest rate of 4.95% and mature October 1, 2040. The tax-exempt bonds are secured by a series of Duke Energy Indiana's first mortgage bonds.

In September 2009, Duke Energy Ohio and Duke Energy Indiana repaid and immediately re-borrowed $279 million and $123 million, respectively, under Duke Energy's master credit facility.

In September 2009, Duke Energy Carolinas converted $77 million of tax-exempt variable-rate demand bonds to tax-exempt term bonds, which carry a fixed interest rate of 3.60% and mature February 1, 2017. In connection with the conversion, the tax-exempt bonds were secured by a series of Duke Energy Carolinas' first mortgage bonds.

In September 2009, Duke Energy Kentucky issued $100 million of senior debentures, which carry a fixed interest rate of 4.65% and mature October 1, 2019. Proceeds from the issuance were used to repay Duke Energy Kentucky's borrowings under Duke Energy's master credit facility, to replenish cash used to repay $20 million principal amount of debt due September 15, 2009 and for general corporate purposes.

In August 2009, Duke Energy issued $1 billion principal amount of senior notes, of which $500 million carry a fixed interest rate of 3.95% and mature September 15, 2014 and $500 million carry a fixed interest rate of 5.05% and mature September 15, 2019. Proceeds from the issuance were used to redeem commercial paper, to fund capital expenditures in Duke Energy's unregulated businesses in the U.S. and for general corporate purposes.

In June 2009, Duke Energy Indiana refunded $55 million of tax-exempt variable-rate demand bonds through the issuance of $55 million principal amount of tax-exempt term bonds due August 1, 2039, which carry a fixed interest rate of 6.00% and are secured by a series of Duke Energy Indiana's first mortgage bonds. The refunded bonds were redeemed July 1, 2009.

In March 2009, Duke Energy Ohio issued $450 million principal amount of first mortgage bonds, which carry a fixed interest rate of 5.45% and mature April 1, 2019. Proceeds from this issuance were used to repay short-term notes and for general corporate purposes, including funding capital expenditures.

In March 2009, Duke Energy Indiana issued $450 million principal amount of first mortgage bonds, which carry a fixed interest rate of 6.45% and mature April 1, 2039. Proceeds from this issuance were used to fund capital expenditures, to replenish cash used to repay $97 million of senior notes which matured on March 15, 2009, to fund the repayment at maturity of $125 million of first mortgage bonds due July 15, 2009, and for general corporate purposes, including the repayment of short-term notes.

In January 2009, Duke Energy issued $750 million principal amount of 6.30% senior notes due February 1, 2014. Proceeds from the issuance were used to redeem commercial paper and for general corporate purposes.

In January 2009, Duke Energy Indiana refunded $271 million of tax-exempt auction rate bonds through the issuance of $271 million of tax-exempt variable-rate demand bonds, which are supported by direct-pay letters of credit, of which $144 million had initial rates of 0.7% reset on a weekly basis with $44 million maturing May 2035, $23 million maturing March 2031 and $77 million maturing December 2039. The remaining $127 million had initial rates of 0.5% reset on a daily basis with $77 million maturing December 2039 and $50 million maturing October 2040.

**Credit Facilities**

**Master Credit Facility Summary as of December 31, 2011 (in millions)(a)(b)**

| | Duke Energy | Duke Energy Carolinas | Duke Energy Ohio | Duke Energy Indiana | Total |
|---|---|---|---|---|---|
| Facility Size(c) | $1,250 | $1,250 | $800 | $ 700 | $4,000 |
| Less: | | | | | |
| Notes Payable and Commercial Paper(d) | (75) | (300) | — | (150) | (525) |
| Outstanding Letters of Credit | (51) | (7) | (27) | — | (85) |
| Tax-Exempt Bonds | — | (95) | (84) | (81) | (260) |
| Available Capacity | $1,124 | $ 848 | $689 | $ 469 | $3,130 |

(a) This summary only includes Duke Energy's master credit facility and, accordingly, excludes certain demand facilities and committed facilities that are insignificant in size or which generally support very specific requirements, which primarily include facilities that backstop various outstanding tax-exempt bonds. These facilities that backstop various outstanding tax-exempt bonds generally have non-cancelable terms in excess of one year from the balance sheet date, such that the Duke Energy Registrants have the ability to refinance such borrowings on a long-term basis. Accordingly, such borrowings are reflected as Long-term Debt on the Consolidated Balance Sheets of the respective Duke Energy Registrant.

(b) Credit facility contains a covenant requiring the debt-to-total capitalization ratio to not exceed 65% for each borrower.

(c) Represents the sublimit of each borrower at December 31, 2011. The Duke Energy Ohio sublimit includes $100 million for Duke Energy Kentucky.

(d) Duke Energy issued $450 million of Commercial Paper and loaned the proceeds through the money pool to Duke Energy Carolinas and Duke Energy Indiana. The balances are classified as long-term borrowings within Long-term Debt in Duke Energy Carolina's and Duke Energy Indiana's Consolidated Balance Sheets. Duke Energy issued an additional $75 million of Commercial Paper in 2011. The balance is classified as Notes payable and commercial paper on Duke Energy's Consolidated Balance Sheets.

In November 2011, Duke Energy entered into a new $6 billion, five-year master credit facility, with $4 billion available at closing and the remaining $2 billion available following successful completion of the proposed merger with Progress Energy. The Duke Energy Registrants each have borrowing capacity under the master credit facility up to specified sublimits for each borrower. However, Duke Energy has the unilateral ability at any time to increase or decrease the borrowing sublimits of each borrower, subject to a maximum sublimit for each borrower. See the table above for the borrowing sublimits for each of the borrowers as of December 31, 2011. The amount available under the master credit facility has been reduced, as indicated in the table above, by the use of the master credit facility to backstop the issuances of commercial paper, letters of credit and certain tax-exempt bonds.

In April 2010, Duke Energy and Duke Energy Carolinas entered into a $200 million four-year unsecured revolving credit facility, which expires in April 2014. Duke Energy and Duke Energy Carolinas are Co-Borrowers under this facility, with Duke Energy having a borrowing sub limit of $100 million and Duke Energy Carolinas having no borrowing sub limit. Upon closing of the facility, Duke Energy made an initial borrowing of $75 million for general corporate purposes, which is classified as Long-term debt on the Consolidate Balance Sheets.

In September 2008, Duke Energy Indiana and Duke Energy Kentucky collectively entered into a $330 million three-year letter of credit agreement with a syndicate of banks, under which Duke Energy Indiana and Duke Energy Kentucky may request the issuance of letters of credit up to $279 million and $51 million, respectively, on their behalf to support various series of variable rate demand bonds issued or to be issued on behalf of either Duke Energy Indiana or Duke Energy Kentucky. This credit facility may not be used for any purpose other than to support the variable rate demand bonds issued by Duke Energy Indiana and Duke Energy Kentucky. In September 2010, the letter of credit agreement was amended to reduce the size to $327 million and extend the maturity date to September 2012. In September 2011, the maturity date for the agreement was extended to December 2012 and in December 2011, the maturity date was extended to March 2013 and the facility size was reduced to $208 million. The facility was subsequently terminated in February 2012.

In January 2012, Duke Energy Indiana and Duke Energy Kentucky collectively entered into a $156 million two-year bilateral letter of credit agreement, under which Duke Energy Indiana and Duke Energy Kentucky may request the issuance of letters of credit up to $129 million and $27 million, respectively, on their behalf to support various series of variable-rate demand bonds. In addition, Duke Energy Indiana entered into a $78 million two-year bilateral letter of credit facility. These credit facilities may not be used for any purpose other than to support the variable rate demand bonds issued by Duke Energy Indiana and Duke Energy Kentucky. In February 2012, letters of credit were issued corresponding to the amount of the facilities to support various series of tax-exempt bonds at Duke Energy Indiana and Duke Energy Kentucky.

Duke Energy's debt and credit agreements contain various financial and other covenants. Failure to meet those covenants beyond applicable grace periods could result in accelerated due dates and/or termination of the agreements. As of December 31, 2011, Duke Energy was in compliance with all covenants related to its significant debt agreements. In addition, some credit agreements may allow for acceleration of payments or termination of the agreements due to nonpayment, or to the acceleration of other significant indebtedness of the borrower or some of its subsidiaries. None of the debt or credit agreements contain material adverse change clauses.

*Credit Ratings.*

Duke Energy and certain subsidiaries each hold credit ratings by Standard & Poor's (S&P) and Moody's Investors Service (Moody's). Duke Energy's corporate credit rating and issuer credit rating from S&P and Moody's, respectively, as of February 1, 2012 is A- and Baa2, respectively. The following table summarizes the February 1, 2012 unsecured credit ratings from the rating agencies retained by Duke Energy and its principal funding subsidiaries.

**Senior Unsecured Credit Ratings Summary as of February 1, 2012**

| | Standard and Poor's | Moody's Investors Service |
|---|---|---|
| Duke Energy Corporation | BBB+ | Baa2 |
| Duke Energy Carolinas, LLC | A- | A3 |
| Duke Energy Ohio, Inc. | A- | Baa1 |
| Duke Energy Indiana, Inc. | A- | Baa1 |
| Duke Energy Kentucky, Inc. | A- | Baa1 |

Duke Energy's credit ratings are dependent on, among other factors, the ability to generate sufficient cash to fund capital and investment expenditures and pay dividends on its common stock, while maintaining the strength of its current balance sheet. If, as a result of market conditions or other factors, Duke Energy is unable to maintain its current balance sheet strength, or if its earnings and cash flow outlook materially deteriorates, Duke Energy's credit ratings could be negatively impacted.

*Credit-Related Clauses.*

Duke Energy may be required to repay certain debt should the credit ratings at Duke Energy Carolinas fall to a certain level at S&P or Moody's. As of December 31, 2011, Duke Energy had $2 million of senior unsecured notes which mature serially through 2012 that may be required to be repaid if Duke Energy Carolinas' senior unsecured debt ratings fall below BBB- at S&P or Baa3 at Moody's, and $12 million of senior unsecured notes which mature serially through 2016 that may be required to be repaid if Duke Energy Carolinas' senior unsecured debt ratings fall below BBB at S&P or Baa2 at Moody's.

*Other Financing Matters.*

At December 31, 2011, Duke Energy Carolinas had $400 million principal amount of 5.625% senior unsecured notes due November 2012 classified as Current maturities of long-term debt on Duke Energy Carolinas' Consolidated Balance Sheets. At December 31, 2010, these notes were classified as Long-term Debt on Duke Energy Carolinas' Consolidated Balance Sheets. Duke Energy Carolinas currently anticipates satisfying this obligation with proceeds from additional borrowings.

At December 31, 2011, Duke Energy Carolinas had $750 million principal amount of 6.25% senior unsecured notes due January 2012 classified as Current maturities of long-term debt on Duke Energy Carolinas' Consolidated Balance Sheets. At December 31, 2010, these notes were classified as Long-term Debt on Duke Energy Carolinas' Consolidated Balance Sheets. As noted above, in January 2012, Duke Energy Carolinas satisfied this obligation with proceeds from borrowings under the December 31, 2011 debt issuance.

At December 31, 2011, Duke Energy Ohio had $500 million principal amount of 5.70% debentures due September 2012 classified as Current maturities of long-term debt on Duke Energy Ohio's Consolidated Balance Sheets. At December 31, 2010, these notes were classified as Long-term Debt on Duke Energy Ohio's Consolidated Balance Sheets. Duke Energy Ohio currently anticipates satisfying this obligation with proceeds from additional borrowings.

In April 2011, Duke Energy filed a registration statement (Form S-3) with the SEC to sell up to $1 billion variable denomination floating rate demand notes, called PremierNotes. The Form S-3 states that no more than $500 million of the notes will be outstanding at any particular time. The notes are offered on a continuous basis and bear interest at a floating rate per annum determined by the Duke Energy PremierNotes Committee, or its designee, on a weekly basis. The interest rate payable on notes held by an investor may vary based on the principal amount of the investment. The notes have no stated maturity date, but may be redeemed in whole or in part by Duke Energy at any time. The notes are non-transferable and may be redeemed in whole or in part at the investor's option. Proceeds from the sale of the notes will be used for general corporate purposes. The balance as of December 31, 2011, is $79 million. The notes reflect a short-term debt obligation of Duke Energy and are reflected as Notes payable on Duke Energy's Consolidated Balance Sheets.

In September 2010, Duke Energy filed a Form S-3 with the SEC. Under this Form S-3, which is uncapped, Duke Energy, Duke Energy Carolinas, Duke Energy Ohio and Duke Energy Indiana may issue debt and other securities in the future at amounts, prices and with terms to be determined at the time of future offerings. The registration statement also allows for the issuance of common stock by Duke Energy.

Duke Energy has paid quarterly cash dividends for 86 consecutive years and expects to continue its policy of paying regular cash dividends in the future. There is no assurance as to the amount of future dividends because they depend on future earnings, capital requirements, financial condition and are subject to the discretion of the Board of Directors.

**Dividend and Other Funding Restrictions of Duke Energy Subsidiaries.**

As discussed in Note 4 to the Consolidated Financial Statements "Regulatory Matters", Duke Energy's wholly-owned public utility operating companies have restrictions on the amount of funds that can be transferred to Duke Energy via dividend, advance or loan as a result of conditions imposed by various regulators in conjunction with Duke Energy's merger with Cinergy. Additionally, certain other Duke Energy subsidiaries have other restrictions, such as minimum working capital and tangible net worth requirements pursuant to debt and other agreements that limit the amount of funds that can be transferred to Duke Energy. At December 31, 2011, the amount of restricted net assets of wholly-owned subsidiaries of Duke Energy that may not be distributed to Duke Energy in the form of a loan or dividend is $8.6 billion. However, Duke Energy does not have any legal or other restrictions on paying common stock dividends to shareholders out of its consolidated Retained Earnings account. Although these restrictions cap the amount of funding the various operating subsidiaries can provide to Duke Energy, management does not believe these restrictions will have any significant impact on Duke Energy's ability to access cash to meet its payment of dividends on common stock and other future funding obligations.

**Off-Balance Sheet Arrangements**

Duke Energy and certain of its subsidiaries enter into guarantee arrangements in the normal course of business to facilitate commercial transactions with third parties. These arrangements include performance guarantees, stand-by letters of credit, debt guarantees, surety bonds and indemnifications.

Most of the guarantee arrangements entered into by Duke Energy enhance the credit standing of certain subsidiaries, non-consolidated entities or less than wholly-owned entities, enabling them to conduct business. As such, these guarantee arrangements involve elements of performance and credit risk, which are not included on the Consolidated Balance Sheets. The possibility of Duke Energy, either on its own or on behalf of Spectra Energy Capital, LLC (Spectra Capital) through indemnification agreements entered into as part of the spin-off of Spectra Energy Corp (Spectra Energy), having to honor its contingencies is largely dependent upon the future operations of the subsidiaries, investees and other third parties, or the occurrence of certain future events.

Duke Energy performs ongoing assessments of its guarantee obligations to determine whether any liabilities have been triggered as a result of potential increased non-performance risk by parties for which Duke Energy has issued guarantees.

See Note 7 to the Consolidated Financial Statements, "Guarantees and Indemnifications," for further details of the guarantee arrangements.

Issuance of these guarantee arrangements is not required for the majority of Duke Energy's operations. Thus, if Duke Energy discontinued issuing these guarantees, there would not be a material impact to the consolidated results of operations, cash flows or financial position.

Other than the guarantee arrangements discussed above and normal operating lease arrangements, Duke Energy does not have any material off-balance sheet financing entities or structures. For additional information on these commitments, see Note 5 to the Consolidated Financial Statements, "Commitments and Contingencies."

**Contractual Obligations**

Duke Energy enters into contracts that require payment of cash at certain specified periods, based on certain specified minimum quantities and prices. The following table summarizes Duke Energy's contractual cash obligations for each of the periods presented.

**Contractual Obligations as of December 31, 2011**

| | Payments Due By Period | | | | |
|---|---|---|---|---|---|
| (in millions) | Total | Less than 1 year (2012) | 2-3 Years (2013 & 2014) | 4-5 Years (2015 & 2016) | More than 5 Years (2017 & Thereafter) |
| Long-term debt[(a)] | $32,144 | $2,853 | $ 5,040 | $4,244 | $20,007 |
| Capital leases[(b)] | 670 | 60 | 90 | 81 | 439 |
| Operating leases[(b)] | 481 | 81 | 125 | 73 | 202 |
| Purchase Obligations:[(h)] | | | | | |
| Firm capacity and transportation payments[(c)] | 274 | 76 | 107 | 26 | 65 |
| Commodity contracts[(d)] | 12,900 | 3,873 | 4,730 | 2,285 | 2,012 |
| Other purchase, maintenance and service obligations[(e)] | 3,250 | 2,042 | 876 | 64 | 268 |
| Other funding obligations[(f)] | 480 | 48 | 96 | 96 | 240 |
| Total contractual cash obligations[(g)] | $50,199 | $9,033 | $11,064 | $6,869 | $23,233 |

(a) See Note 6 to the Consolidated Financial Statements, "Debt and Credit Facilities." Amount includes interest payments over the life of the debt. Interest payments on variable rate debt instruments were calculated using interest rates derived from the interpolation of the forecast interest rate curve. In addition, a spread was placed on top of the interest rates to aid in capturing the volatility inherent in projecting future interest rates.

(b) See Note 5 to the Consolidated Financial Statements, "Commitments and Contingencies." Amounts in the table above include the interest component of capital leases based on the interest rates explicitly stated in the lease agreements.

(c) Includes firm capacity payments that provide Duke Energy with uninterrupted firm access to electricity transmission capacity, and natural gas transportation contracts.

(d) Includes contractual obligations to purchase physical quantities of electricity, coal, nuclear fuel and limestone. Also, includes contracts that Duke Energy has designated as hedges, undesignated contracts and contracts that qualify as normal purchase/normal sale (NPNS). For contracts where the price paid is based on an index, the amount is based on forward market prices at December 31, 2011. For certain of these amounts, Duke Energy may settle on a net cash basis since Duke Energy has entered into payment netting agreements with counterparties that permit Duke Energy to offset receivables and payables with such counterparties.

(e) Includes contracts for software, telephone, data and consulting or advisory services. Amount also includes contractual obligations for engineering, procurement and construction costs for new generation plants and nuclear plant refurbishments, environmental projects on fossil facilities, major maintenance of certain non-regulated plants, maintenance and day to day contract work at certain wind facilities and commitments to buy wind and combustion turbines (CT). Amount excludes certain open purchase orders for services that are provided on demand, for which the timing of the purchase cannot be determined.

(f) Relates to future annual funding obligations to the nuclear decommissioning trust fund (NDTF) (see Note 9 to the Consolidated Financial Statements, "Asset Retirement Obligations").

(g) The table above excludes certain obligations discussed herein related to amounts recorded within Deferred Credits and Other Liabilities on the Consolidated Balance Sheets due to the uncertainty of the timing and amount of future cash flows necessary to settle these obligations. The amount of cash flows to be paid to settle the asset retirement obligations is not known with certainty as Duke Energy may use internal resources or external resources to perform retirement activities. As a result, cash obligations for asset retirement activities are excluded from the table above. However, the vast majority of asset retirement obligations will be settled beyond 2014. Asset retirement obligations recognized on the Consolidated Balance Sheets total $1,936 million and the fair value of the NDTF, which will be used to help fund these obligations, is $2,060 million at December 31, 2011. The table above excludes reserves for litigation, environmental remediation, asbestos-related injuries and damages claims and self-insurance claims (see Note 5 to the Consolidated Financial Statements, "Commitments and Contingencies") because Duke Energy is uncertain as to the timing of when cash payments will be required. Additionally, the table above excludes annual insurance premiums that are necessary to operate the business, including nuclear insurance (see Note 5 to the Consolidated Financial Statements, "Commitments and Contingencies"), funding of pension and other post-retirement benefit plans (see Note 21 to the Consolidated Financial Statements, "Employee Benefit Plans") and regulatory liabilities (see Note 4 to the Consolidated Financial Statements, "Regulatory Matters") because the amount and timing of the cash payments are uncertain. Also excluded are Deferred Income Taxes and Investment Tax Credits recorded on the Consolidated Balance Sheets since cash payments for income taxes are determined based primarily on taxable income for each discrete fiscal year. Additionally, amounts related to uncertain tax positions are excluded from the table above due to uncertainty of timing of future payments.
(h) Current liabilities, except for current maturities of long-term debt, and purchase obligations reflected in the Consolidated Balance Sheets, have been excluded from the above table.

## Quantitative and Qualitative Disclosures About Market Risk

### Risk Management Policies

The Duke Energy Registrants are exposed to market risks associated with commodity prices, credit exposure, interest rates, equity prices and foreign currency exchange rates. Management has established comprehensive risk management policies to monitor and manage these market risks. Duke Energy's Chief Executive Officer and Chief Financial Officer are responsible for the overall approval of market risk management policies and the delegation of approval and authorization levels. The Finance and Risk Management Committee of the Board of Directors receives periodic updates from the Chief Risk Officer and other members of management on market risk positions, corporate exposures, credit exposures and overall risk management activities. The Chief Risk Officer is responsible for the overall governance of managing credit risk and commodity price risk, including monitoring exposure limits.

### Commodity Price Risk

The Duke Energy Registrants are exposed to the impact of market fluctuations in the prices of electricity, coal, natural gas and other energy-related products marketed and purchased as a result of its ownership of energy related assets. The Duke Energy Registrants' exposure to these fluctuations is limited by the cost-based regulation of its U.S. Franchised Electric and Gas operations as these regulated operations are typically allowed to recover certain of these costs through various cost-recovery clauses, including fuel clauses. While there may be a delay in timing between when these costs are incurred and when these costs are recovered through rates, changes from year to year generally do not have a material impact on operating results of these regulated operations.

Price risk represents the potential risk of loss from adverse changes in the market price of electricity or other energy commodities. The Duke Energy Registrants' exposure to commodity price risk is influenced by a number of factors, including contract size, length, market liquidity, location and unique or specific contract terms. The Duke Energy Registrants employ established policies and procedures to manage the risks associated with these market fluctuations, which may include using various commodity derivatives, such as swaps, futures, forwards and options. For additional information, see Note 14 to the Consolidated Financial Statements, "Risk Management, Derivative Instruments and Hedging Activities."

Validation of a contract's fair value is performed by an internal group separate from the Duke Energy Registrants' deal origination areas. While the Duke Energy Registrants use common industry practices to develop their valuation techniques, changes in their pricing methodologies or the underlying assumptions could result in significantly different fair values and income recognition.

*Hedging Strategies.*

The Duke Energy Registrants closely monitor the risks associated with commodity price changes on their future operations and, where appropriate, use various commodity instruments such as electricity, coal and natural gas forward contracts to mitigate the effect of such fluctuations on operations, in addition to optimizing the value of the non-regulated generation portfolio. Duke Energy's primary use of energy commodity derivatives is to hedge the generation portfolio against exposure to the prices of power and fuel.

The majority of derivatives used to manage the Duke Energy Registrants commodity price exposure are either not designated as a hedge or do not qualify for hedge accounting. These instruments are referred to as undesignated contracts. Mark-to-market changes for undesignated contracts entered into by regulated businesses are reflected as a regulatory asset or liability on the Consolidated Balance Sheets. Undesignated contracts entered into by unregulated businesses are marked-to-market each period, with changes in the fair value of the derivative instruments reflected in earnings.

Certain derivatives used to manage the Duke Energy Registrants' commodity price exposure are accounted for as either cash flow hedges or fair value hedges. To the extent that instruments accounted for as hedges are effective in offsetting the transaction being hedged, there is no impact to the Consolidated Statements of Operations until after delivery or settlement occurs. Accordingly, assumptions and valuation techniques for these contracts have no impact on reported earnings prior to settlement. Several factors influence the effectiveness of a hedge contract, including the use of contracts with different commodities or unmatched terms and counterparty credit risk. Hedge effectiveness is monitored regularly and measured at least quarterly.

In addition to the hedge contracts described above and recorded on the Consolidated Balance Sheets, the Duke Energy Registrants enter into other contracts that qualify for the NPNS exception. When a contract meets the criteria to qualify as an NPNS, U.S. Franchised Electric and Gas and Commercial Power apply such exception. Income recognition and realization related to NPNS contracts generally coincide with the physical delivery of power. For contracts qualifying for the NPNS exception, no recognition of the contract's fair value in the Consolidated Financial Statements is required until settlement of the contract as long as the transaction remains probable of occurring.

*Generation Portfolio Risks.*

The Duke Energy Registrants are primarily exposed to market price fluctuations of wholesale power, natural gas, and coal prices in the U.S. Franchised Electric and Gas and Commercial Power segments. The Duke Energy Registrants optimize the value of their wholesale and non-regulated generation portfolios. The portfolios include generation assets (power and capacity), fuel, and emission allowances. Modeled forecasts of future generation output, fuel requirements, and emission allowance requirements are based on forward power, fuel and emission allowance markets. The component pieces of the portfolio are bought and sold based on models and forecasts of generation in order to manage the economic value of the portfolio in accordance with the strategies of the business units. For Duke Energy Carolinas and Duke Energy Indiana, as well as the Kentucky regulated generation owned by Duke Energy Ohio, the generation portfolio not utilized to serve retail operations or committed load is subject to commodity price fluctuations, although the impact on the Consolidated Statements of Operations is partially offset by mechanisms in these regulated jurisdictions that result in the sharing of net profits from these activities with retail customers. Duke Energy Ohio is subject to wholesale commodity price risks for its non-regulated coal-fired and gas-fired generation portfolio. The non-regulated generation portfolio dispatches all of their electricity into unregulated markets and receives wholesale energy margins and capacity revenues from PJM. Duke Energy Ohio has fully hedged its forecasted coal-fired generation for 2012. Capacity revenues are 100% contracted in PJM through May 2015. International Energy generally hedges its expected generation using long-term bilateral power sales contracts when favorable market conditions exist and it is subject to wholesale commodity price risks for electricity not sold under such contracts. International Energy dispatches electricity not sold under long-term bilateral contracts into unregulated markets and receives wholesale energy margins and capacity revenues from national system operators. Derivative contracts executed to manage generation portfolio risks for delivery periods beyond 2012 are also exposed to changes in fair value due to market price fluctuations of wholesale power and coal. See "Sensitivity Analysis for Generation Portfolio and Derivative Price Risks" below, for more information regarding the effect of changes in commodity prices on the Duke Energy Registrants' net income.

*Other Commodity Risks.*

At December 31, 2011, pre-tax income in 2012 was not expected to be materially impacted for exposures to other commodities' price changes.

**Sensitivity Analysis for Generation Portfolio and Derivative Price Risks**

The table below summarizes the estimated effect of commodity price changes on the Duke Energy Registrants' pre-tax net income, based on a sensitivity analysis performed as of December 31, 2011 and December 31, 2010 for Duke Energy and Duke Energy Ohio. Duke Energy Carolinas' and Duke Energy Indiana's forecasted exposure to commodity price risk is not anticipated to have a material adverse effect on its consolidated results of operations in 2012, based on a sensitivity analysis performed as of December 31, 2011. The sensitivity analysis performed as of December 31, 2010, related to forecasted exposure to commodity price risk during 2011 also indicated that commodity price risk would not have a material adverse effect on Duke Energy Carolinas' and Duke Energy Indiana's consolidated results of operations during 2011 and the impacts of changing commodity prices in its consolidated results of operations for 2011 was insignificant. The following commodity price sensitivity calculations consider existing hedge positions and estimated production levels, as indicated in the table below, but do not consider other potential effects that might result from such changes in commodity prices.

**Summary of Sensitivity Analysis for Generation Portfolio and Derivative Price Risks**
**($ in millions)**

| | Generation Portfolio Risks for 2012(a) As of December 31, | | Sensitivities for derivatives beyond 2012(b) As of December 31, | |
|---|---|---|---|---|
| Potential effect on pre-tax net income assuming a 10% price change in: | **2011** | 2010 | **2011** | 2010 |
| **Duke Energy:** | | | | |
| Forward wholesale power prices (per MWh) | **$71** | $20 | **$24** | $20 |
| Forward coal prices (per ton) | **2** | 2 | **—** | — |
| Gas prices (per MMBtu) | **42** | 17 | **—** | — |
| **Duke Energy Ohio:** | | | | |
| Forward wholesale power prices (per MWh) | **$69** | $19 | **$24** | $20 |
| Forward coal prices (per ton) | **2** | 2 | **—** | — |
| Gas prices (per MMBtu) | **42** | 17 | **—** | — |

(a) Amounts related to forward wholesale prices represent the potential impact of commodity price changes on forecasted economic generation which has not been contracted or hedged. Amounts related to forward coal prices and forward gas prices represent the potential impact of commodity price changes on fuel needed to achieve such economic generation. Amounts exclude the impact of mark-to-market changes on undesignated contracts relating to periods in excess of one year from the respective date.

(b) Amounts represent sensitivities related to derivative contracts executed to manage generation portfolio risks for periods beyond 2012. Amounts exclude the potential impact of commodity price changes on forecasted economic generation and fuel needed to achieve such forecasted generation.

**Credit Risk**

Credit risk represents the loss that the Duke Energy Registrants would incur if a counterparty fails to perform under its contractual obligations. To reduce credit exposure, the Duke Energy Registrants seek to enter into netting agreements with counterparties that permit them to offset receivables and payables with such counterparties. The Duke Energy Registrants attempt to further reduce credit risk with certain counterparties by entering into agreements that enable obtaining collateral or terminating or resetting the terms of transactions after specified time periods or upon the occurrence of credit-related events. The Duke Energy Registrants may, at times, use credit derivatives or other structures and techniques to provide for third-party credit enhancement of their counterparties' obligations. The Duke Energy Registrants also obtain cash or letters of credit from customers to provide credit support outside of collateral agreements, where appropriate, based on a financial analysis of the customer and the regulatory or contractual terms and conditions applicable to each transaction. See Note 14 to the Consolidated Financial Statements, "Risk Management, Derivative Instruments and Hedging Activities," for additional information regarding credit risk related to derivative instruments.

The Duke Energy Registrants' industry has historically operated under negotiated credit lines for physical delivery contracts. The Duke Energy Registrants frequently use master collateral agreements to mitigate certain credit exposures. The collateral agreements provide for a counterparty to post cash or letters of credit to the exposed party for exposure in excess of an established threshold. The threshold amount represents a negotiated unsecured credit limit for each party to the agreement, determined in accordance with the Duke Energy Registrants' internal corporate credit practices and standards. Collateral agreements generally also provide that the inability to post collateral is sufficient cause to terminate contracts and liquidate all positions.

The Duke Energy Registrants' principal customers for its electric and gas businesses are commodity clearinghouses, regional transmission organizations, industrial end-users, marketers, distribution companies, municipalities, electric cooperatives and utilities located throughout the U.S. and Latin America. The Duke Energy Registrants have concentrations of receivables from such entities throughout these regions. These concentrations of customers may affect the Duke Energy Registrants' overall credit risk in that risk factors can negatively impact the credit quality of the entire sector. Where exposed to credit risk, the Duke Energy Registrants analyze the counterparties' financial condition prior to entering into an agreement, establish credit limits and monitor the appropriateness of those limits on an ongoing basis.

Duke Energy has a third-party insurance policy to cover certain losses related to Duke Energy Carolinas' asbestos-related injuries and damages above an aggregate self insured retention of $476 million. Duke Energy Carolinas' cumulative payments began to exceed the self insurance retention on its insurance policy during the second quarter of 2008. Future payments up to the policy limit will be reimbursed by Duke Energy's third party insurance carrier. The insurance policy limit for potential future insurance recoveries for indemnification and medical cost claim payments is $968 million in excess of the self insured retention. Insurance recoveries of $813 million and $850 million related to this policy are classified in the Consolidated Balance Sheets in Other within Investments and Other Assets and Receivables as of December 31, 2011 and 2010, respectively. Duke Energy is not aware of any uncertainties regarding the legal sufficiency of insurance claims. Management believes the insurance recovery asset is probable of recovery as the insurance carrier continues to have a strong financial strength rating.

The Duke Energy Registrants also have credit risk exposure through issuance of performance guarantees, letters of credit and surety bonds on behalf of less than wholly-owned entities and third parties. Where the Duke Energy Registrants have issued these guarantees, it is possible that the Duke Energy Registrants could be required to perform under these guarantee obligations in the event the obligor under the guarantee fails to perform. Where the Duke Energy Registrants have issued guarantees related to assets or operations that have been disposed of via sale, they attempt to secure indemnification from the buyer against all future performance obligations under the guarantees. See Note 7 to the Consolidated Financial Statements, "Guarantees and Indemnifications," for further information on guarantees issued by Duke Energy or its subsidiaries.

The Duke Energy Registrants are also subject to credit risk of their vendors and suppliers in the form of performance risk on contracts including, but not limited to, outsourcing arrangements, major construction projects and commodity purchases. The Duke Energy Registrants' credit exposure to such vendors and suppliers may take the form of increased costs or project delays in the event of non-performance.

Based on the Duke Energy Registrants' policies for managing credit risk, their exposures and their credit and other reserves, the Duke Energy Registrants do not currently anticipate a materially adverse effect on their consolidated financial position or results of operations as a result of non-performance by any counterparty.

*Retail.*

Credit risk associated with the Duke Energy Registrants' service to residential, commercial and industrial customers is generally limited to outstanding accounts receivable. The Duke Energy Registrants mitigate this credit risk by requiring customers to provide a cash deposit or letter of credit until a satisfactory payment history is established, at which time the deposit is typically refunded. Charge-offs for retail customers have historically been insignificant to the operations of the Duke Energy Registrants and are typically recovered through the retail rates. Management continually monitors customer charge-offs and payment patterns to ensure the adequacy of bad debt reserves. Duke Energy Ohio and Duke Energy Indiana sell certain of their accounts receivable and related collections through CRC, a Duke Energy consolidated variable interest entity. Losses on collection are first absorbed by the equity of CRC and next by the subordinated retained interests held by Duke Energy Ohio, Duke Energy Kentucky and Duke Energy Indiana. See Note 17 to the Consolidated Financial Statements, "Variable Interest Entities."

*Wholesale Sales.*

To reduce credit exposure related to wholesale sales, the Duke Energy Registrants seeks to enter into netting agreements with counterparties that permit the Duke Energy Registrants to offset receivables and payables with such counterparties. The Duke Energy Registrants attempt to further reduce credit risk with certain counterparties by entering into agreements that enable the Duke Energy Registrants to obtain collateral or to terminate or reset the terms of transactions after specified time periods or upon the occurrence of credit-related events.

*European Exposures.*

Duke Energy owns a 25% ownership interest in Attiki, a natural gas distributor located in Athens, Greece. The carrying value of Duke Energy's investment in Attiki was $64 million at December 31, 2011, and is recorded in Other within Investments and other assets in the Consolidated Balance Sheets. Duke Energy also has a $64 million debt obligation associated with its investment in Attiki. Duke Energy has an agreement to sell its ownership interest in Attiki. If all conditions of this agreement are met, Duke Energy expects the transaction to close in March 2012. At December 31, 2011, Duke Energy held $285 million of money market funds and short term investments in investment-grade debt securities of issued by financial and nonfinancial institutions that are domiciled in Europe or have exposures to European sovereign debt. This amount is recorded at fair value and included in Cash and cash equivalents and Short-term investment in the Consolidated Balance Sheets. A disorderly default by the Greek government or withdrawal of Greece from the euro zone and financial stress in other European countries could require Duke Energy to recognize an impairment of some or all of these securities.

**Interest Rate Risk**

The Duke Energy Registrants are exposed to risk resulting from changes in interest rates as a result of their issuance of variable and fixed rate debt and commercial paper. The Duke Energy Registrants manage interest rate exposure by limiting variable-rate exposures to a percentage of total capitalization and by monitoring the effects of market changes in interest rates. The Duke Energy Registrants also enter into financial derivative instruments, which may include instruments such as, but not limited to, interest rate swaps, swaptions and U.S. Treasury lock agreements to manage and mitigate interest rate risk exposure. See Notes 1, 6, 14, and 15 to the Consolidated Financial Statements, "Summary of Significant Accounting Policies," "Debt and Credit Facilities," "Risk Management, Derivative Instruments and Hedging Activities," and "Fair Value of Financial Assets and Liabilities."

The table below summarizes the potential effect of interest rate changes on the Duke Energy Registrants' pre-tax net income, based on a sensitivity analysis performed as of December 31, 2011 and December 31, 2010.

**Summary of Sensitivity Analysis for Interest Rate Risks ($ in millions)**

| Potential Increase (+) or Decrease (-) in Interest Expense[(a)]: | **Assuming market interest rates average 1% higher (+) or lower (-) in 2012 than in 2011 As of December 31, 2011** | Assuming market interest rates average 1% higher (+) or lower (-) in 2011 than in 2010 As of December 31, 2010 |
|---|---|---|
| Duke Energy | **+/- $4** | +/- $8 |
| Duke Energy Carolinas | **+/- $5** | +/- $2 |
| Duke Energy Ohio | **+/- $4** | +/- $1 |
| Duke Energy Indiana | **+/- $9** | +/- $5 |

(a) Amounts presented net of offsetting impacts in interest income.

These amounts were estimated by considering the impact of the hypothetical interest rates on variable-rate securities outstanding, adjusted for interest rate hedges, short-term and long-term investments, cash and cash equivalents outstanding as of December 31, 2011 and 2010. The change in interest rate sensitivity for the Duke Energy Registrants' is primarily due to changes in short-term debt balances and cash balances. If interest rates changed significantly, management would likely take actions to manage its exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no changes in the Duke Energy Registrants' financial structure.

**Marketable Securities Price Risk**

**Duke Energy**

As described further in Note 16 to the Consolidated Financial Statements, "Investments in Debt and Equity Securities," Duke Energy invests in debt and equity securities as part of various investment portfolios to fund certain obligations of the business. The vast majority of the investments in equity securities are within the NDTF and assets of the various pension and other post-retirement benefit plans.

***Pension Plan Assets.***

Duke Energy maintains investments to help fund the costs of providing non-contributory defined benefit retirement and other post-retirement benefit plans. These investments are exposed to price fluctuations in equity markets and changes in interest rates. The equity securities held in Duke Energy's pension plans are diversified to achieve broad market participation and reduce the impact of any single investment, sector or geographic region. Duke Energy has established asset allocation targets for its pension plan holdings, which take into consideration the investment objectives and the risk profile with respect to the trust in which the assets are held. These target allocations are presented in the table below.

**Target Asset allocation for Pension Plan Assets**

| Asset | Target Allocation % |
|---|---|
| Equity Securities | 56% |
| Debt Securities | 32% |
| Other | 12% |

A significant decline in the value of plan asset holdings could require Duke Energy to increase its funding of the pension plan in future periods, which could adversely affect cash flows in those periods. Additionally, a decline in the fair value of plan assets, absent additional cash contributions to the plan, could increase the amount of pension cost required to be recorded in future periods, which could adversely affect Duke Energy's results of operations in those periods. The Subsidiary Registrants' proportionate share of Duke Energy's costs of providing non-contributory defined benefit retirement and other post-retirement benefit plans are dependent upon a number of factors, such as the rates of return on plan assets, discount rate, the rate of increase in health care costs and contributions made to the plans. During 2011, Duke Energy contributed $200 million to its qualified pension plan of which $33 million was funded by Duke Energy Carolinas, $48 million was funded by Duke Energy Ohio and $52 million was funded by Duke Energy Indiana. Duke Energy intends to contribute $200 million to its qualified pension plan in 2012. See Note 21 to the Consolidated Financial Statements, "Employee Benefit Plans," for additional information on pension plan assets.

*NDTF.*

As required by the NRC and the NCUC, Duke Energy Carolinas maintains trust funds to fund the costs of nuclear decommissioning (see Note 9 to the Consolidated Financial Statements, "Asset Retirement Obligations"). As of December 31, 2011, these funds were invested primarily in domestic and international equity securities, debt securities, fixed-income securities, cash and cash equivalents and short-term investments. Per the NRC and the NCUC requirements, these funds may be used only for activities related to nuclear decommissioning. The investments in equity securities are exposed to price fluctuations in equity markets. Accounting for nuclear decommissioning recognizes that costs are recovered through Duke Energy Carolinas' rates; therefore, fluctuations in equity prices do not affect Duke Energy Carolinas' Consolidated Statements of Operations as changes in the fair value of these investments are deferred as regulatory assets or regulatory liabilities pursuant to an Order by the NCUC. Earnings or losses of the fund will ultimately impact the amount of costs recovered through Duke Energy Carolinas' rates. See Note 9 to the Consolidated Financial Statements, "Asset Retirement Obligations" for additional information regarding nuclear decommissioning costs. See Note 16 to the Consolidated Financial Statements, "Investments in Debt and Equity Securities" for additional information regarding NTDF assets.

**Foreign Currency Risk**

Duke Energy is exposed to foreign currency risk from investments in international affiliate businesses owned and operated in foreign countries and from certain commodity-related transactions within domestic operations that are denominated in foreign currencies. To mitigate risks associated with foreign currency fluctuations, contracts may be denominated in or indexed to the U.S. Dollar/inflation rates and/or local inflation rates, or investments may be naturally hedged through debt denominated or issued in the foreign currency. Duke Energy may also use foreign currency derivatives, where possible, to manage its risk related to foreign currency fluctuations. To monitor its currency exchange rate risks, Duke Energy uses sensitivity analysis, which measures the impact of devaluation of the foreign currencies to which it has exposure.

In 2011, Duke Energy's primary foreign currency rate exposure was to the Brazilian Real. The table below summarizes the potential effect of foreign currency devaluations on Duke Energy's Consolidated Statement of Operations and Consolidated Balance Sheets, based on a sensitivity analysis performed as of December 31, 2011 and December 31, 2010.

**Summary of Sensitivity Analysis for Foreign Currency Risks ($ in millions)**

| | Assuming 10% devaluation in the currency exchange rates in all exposure currencies | |
|---|---|---|
| | **As of December 31, 2011** | As of December 31, 2010 |
| Income Statement Impact[(a)] | **$ (20)** | $ (20) |
| Balance Sheet Impact[(b)] | **$(160)** | $(180) |

(a) Amounts represent the potential annual net pre-tax loss on the translation of local currency earnings to the Consolidated Statement of Operations in 2012 and 2011, respectively.
(b) Amounts represent the potential impact to the currency translation through the cumulative translation adjustment in Accumulated Other Comprehensive Income (AOCI) on the Consolidated Balance Sheets.

**Other Issues**

**General.**

The Duke Energy Registrants' fixed charges coverage ratios, as calculated using SEC guidelines, are included in the table below.

| | Years Ended December 31, | | |
|---|---|---|---|
| | **2011** | 2010 | 2009 |
| Duke Energy | **3.2** | 3.0 | 3.0 |
| Duke Energy Carolinas | **3.7** | 3.6 | 3.5 |
| Duke Energy Ohio | **3.4** | (a) | (a) |
| Duke Energy Indiana | **2.2** | 3.6 | 2.9 |

(a) Duke Energy Ohio's earnings were insufficient to cover fixed charges by $317 million in 2010 and $244 million in 2009 due primarily to non-cash goodwill and other asset impairment charges of $677 million in 2010 and $727 million in 2009, respectively.

**Global Climate Change and Other EPA Regulations Under Development.**

The EPA publishes an inventory of man-made U.S. greenhouse gas (GHG) emissions annually. In 2009, the most recent year reported, carbon dioxide ($CO_2$), a byproduct of all sources of combustion, accounted for approximately 83% of total U.S. GHG emissions. The Duke Energy Registrants' GHG emissions consist primarily of $CO_2$ and most come from its fleet of coal-fired power plants in the U.S. In 2011, the Duke Energy Registrants' U.S. power plants emitted approximately 91 million tons of $CO_2$. The $CO_2$ emissions from Duke Energy's international electric operations were approximately 2.3 million tons. The Duke Energy Registrants' future $CO_2$ emissions will be influenced by variables including new regulations, economic conditions that affect electricity demand, and the Duke Energy Registrants' decisions regarding generation technologies deployed to meet customer electricity needs.

The Duke Energy Registrants believe it is highly unlikely that legislation mandating reductions in GHG emissions will be passed by the 112th Congress which ends at the end of 2012. Beyond 2012 the prospects for enactment of any federal legislation mandating reductions in GHG emissions is highly uncertain. Given the high degree of uncertainty surrounding potential future mandatory federal GHG emission reduction l legislation, management cannot predict if or when such legislation might be enacted, what the requirements of any potential legislation might be, or the potential impact it might have on the Duke Energy Registrants. Among the outcomes of the 17th Conference of the Parties of the United Nations Framework Convention on Climate Change was a decision by the participating countries to adopt a universal legal agreement no later than 2015 to be put into place by 2020. The conference, which was held in Durban, South Africa, again revealed significant differences of opinion amongst nations, particularly between developed and developing economies, but there was agreement to continue the search for common ground. The non-binding pledge to reach agreement by 2015 was reached only after delegates agreed to extend the conference an extra day. The international climate change negotiating process is highly uncertain and management cannot predict what the outcome might be or the potential impact it might have on the Duke Energy Registrants.

On December 7, 2009, the EPA finalized an Endangerment Finding for greenhouse gases under the Clean Air Act (CAA). The Endangerment Finding did not impose any regulatory requirements on the electric utility industry, but it was a necessary prerequisite for the EPA to be able to finalize several subsequent GHG rules. A subsequent EPA regulation of GHGs from mobile sources issued in 2010 resulted in GHGs being pollutants subject to regulation under the CAA, thereby subjecting newly constructed and modified stationary sources to the CAA's Prevention of Significant Deterioration (PSD) permitting program for increases in GHGs. Without any changes, the CAA requirements would have subjected tens of thousands of additional stationary sources of GHG emissions to PSD permitting requirements. To avoid this result, the EPA issued the Tailoring Rule on June 3, 2010. Under the Tailoring Rule, new major stationary sources of GHGs and existing major stationary sources of GHGs that undertake a modification that will result in a net GHG emissions increase of at least 75,000 tons per year are subject to GHG permitting requirements under the PSD permitting program. All of the Duke Energy Registrants' existing coal-fired generating units and several of its natural gas-fired generating units are major sources of GHG emissions. The PSD permitting program requires sources that trigger PSD permitting requirements for GHGs to perform a Best Available Control Technology (BACT) analysis for GHG emissions to determine what, if any, actions must be taken at the source to limit its GHG emissions. In each of the states in which the Duke Energy Registrants operates major stationary sources of GHG emissions, the state is the permitting authority for the PSD program. This means that the states will ultimately determine the BACT requirements that will apply in the event a Duke Energy Registrant triggers PSD permitting requirements for GHG emissions at any of its new or existing facilities.

Greenhouse gas PSD permitting requirements and the application of BACT to limit GHG emissions do not apply to any existing source that does not undertake a modification resulting in a net GHG emissions increase of at least 75,000 tons per year. While the Duke Energy Registrants do not anticipate taking actions that would trigger the PSD permitting requirements for GHGs at any of its existing generating facilities or facilities currently under construction, if it were to do so, management does not believe that it would have a material impact on the Duke Energy Registrants' future results of operations.

Numerous entities have filed petitions with the D.C. Circuit Court of Appeals for review of EPA's Endangerment Finding and Tailoring Rule. Management cannot predict the outcome of the litigation. Oral arguments in the case are scheduled for February 28 and 29, 2012. A decision in the case is likely in the second or third quarter of 2012. On March 2, 2011, the EPA entered into a settlement agreement requiring it to propose by July 26, 2011, (this date was later revised to September 30, 2011) and finalize by May 26, 2012, a rule to establish GHG emission standards (New Source Performance Standards, or NSPS) for new fossil-fueled electric generating units and existing fossil-fueled electric generating units that undertake a major modification. The settlement agreement also required the EPA to issue on the same schedule emission guidelines for states for their use in developing plans for reducing GHG emissions at existing fossil-fueled electric generating units that do not undertake a major modification. Recent developments indicate that the EPA will first propose a NSPS rule that covers new and possibly modified sources, in early 2012. Under the NSPS program, the rule takes effect upon proposal. There is no indication when the EPA might issue proposed emission guidelines for existing sources. The outcome of these pending EPA regulatory actions is uncertain and management cannot determine at this time if they will have a material impact on the Duke Energy Registrants' future results of operations or cash flows.

The Duke Energy Registrants do not anticipate any of the states in which it currently operates fossil-fueled electric generating units to take action absent a federal requirement to mandate reductions in GHG emissions from these facilities.

The Duke Energy Registrants are taking actions today that will result in reduced GHG emissions over time. These actions will lower the Duke Energy Registrants' exposure to any future mandatory GHG emission reduction requirements, whether a result of federal legislation or EPA regulation. Under any future scenario involving mandatory GHG limitations, the Duke Energy Registrants would plan to seek recovery of their compliance costs through appropriate regulatory mechanisms in the jurisdictions in which it operates.

The Duke Energy Registrants recognize that certain groups associate severe weather events with climate change, and forecast the possibility that these weather events could have a material impact on future results of operations should they occur more frequently and with greater severity. However, the uncertain nature of potential changes of extreme weather events (such as increased frequency, duration, and severity), the long period of time over which any potential changes might take place, and the inability to predict these with any degree of accuracy, make estimating any potential future financial risk to the Duke Energy Registrants' operations that may result from the physical risks of potential changes in the frequency and/or severity of extreme weather events, whatever the cause or causes might be, impossible. Currently, the Duke Energy Registrants plan and prepare for extreme weather events that it experiences from time to time, such as ice storms, tornados, hurricanes, severe thunderstorms, high winds and droughts.

The Duke Energy Registrants' past experiences preparing for and responding to the impacts of these types of weather-related events would reasonably be expected to help management plan and prepare for future severe weather events to reduce, but not eliminate, the operational, economic and financial impacts of such events. For example, the Duke Energy Registrants routinely take steps to reduce the potential impact of severe weather events on its electric distribution systems. The Duke Energy Registrants' electric generating facilities are designed to withstand extreme weather events without significant damage. The Duke Energy Registrants maintain an inventory of coal and oil on site to mitigate the effects of any potential short-term disruption in its fuel supply so it can continue to provide its customers with an uninterrupted supply of electricity. The Duke Energy Registrants have a program in place to effectively manage the impact of future droughts on its operations. The Duke Energy Registrants do not currently operate in coastal areas and therefore are not exposed to the effects of potential sea level rise.

**Other EPA Regulations Recently Published and Under Development.**

The EPA has issued and is in various stages of developing several non-greenhouse gas (non-GHG) environmental regulations that will affect the Duke Energy Registrants. These include the final Cross-State Air Pollution Rule (CSAPR) and the final Mercury and Air Toxics Standards (MATS, previously referred to as the Utility MACT Rule) for hazardous air pollutants, as well as proposed regulations for cooling water intake structures under the Clean Water Act 316(b) and proposed regulations for coal combustion residuals. As a group, these non-GHG environmental regulations will require the Duke Energy Registrants to install additional environmental controls and accelerate retirement of some coal-fired units. While the ultimate regulatory requirements for the Duke Energy Registrants from the group of EPA regulatory actions will not be known until all the rules have been finalized, for planning purposes, the Duke Energy Registrants currently estimate the cost of new control equipment that may need to be installed to comply with this group of rules could total $4.5 billion to $5 billion over the next 10 years. The Duke Energy Registrants also expect to incur increased fuel, purchased power, operation and maintenance, and other expenses in conjunction with the non-GHG EPA regulations. In addition to the planned retirements associated with new generation the Duke Energy Registrants are constructing, the Duke Energy Registrants are planning to retire additional coal fired generating capacity that is not economic to bring into compliance with the EPA's regulations. Beyond 2011, total planned and additional retirements could exceed 3,300 MW of coal-fired generating capacity (with 1,667 MW required by the end of 2020 per the Cliffside Settlement Agreement as discussed in Note 5 to the Consolidated Financial Statement, "Commitments and Contingencies"). Until the final regulatory requirements of the group of EPA regulations are known and can be fully evaluated, the potential compliance costs associated with these EPA regulatory actions are subject to considerable uncertainty. Therefore, the actual compliance costs incurred and MW to be retired may be materially different from these estimates based on the timing and requirements of the final EPA regulations.

For additional information on other issues related to the Duke Energy Registrants, see Note 4 to the Consolidated Financial Statements, "Regulatory Matters" and Note 5 to the Consolidated Financial Statements, "Commitments and Contingencies."

**New Accounting Standards**

The following new Accounting Standards Updates (ASU) have been issued, but have not yet been adopted by Duke Energy, as of December 31, 2011:

*ASC 820 — Fair Value Measurements and Disclosures.* In May 2011, the FASB amended existing requirements for measuring fair value and for disclosing information about fair value measurements. This revised guidance results in a consistent definition of fair value, as well as common requirements for measurement and disclosure of fair value information between U.S. GAAP and International Financial Reporting Standards (IFRS). In addition, the amendments set forth enhanced disclosure requirements with respect to recurring Level 3 measurements, nonfinancial assets measured or disclosed at fair value, transfers between levels in the fair value hierarchy, and assets and liabilities disclosed but not recorded at fair value. For the Duke Energy Registrants, the revised fair value measurement guidance is effective on a prospective basis for interim and annual periods beginning January 1, 2012. Duke Energy is currently evaluating the potential impact of the adoption of this revised guidance and is unable to estimate at this time the impact of adoption on its consolidated results of operations, cash flows, or financial position.

*ASC 220 — Comprehensive Income.* In June 2011, the FASB amended the existing requirements for presenting comprehensive income in financial statements primarily to increase the prominence of items reported in other comprehensive income (OCI) and to facilitate the convergence of U.S. GAAP and IFRS. Specifically, the revised guidance eliminates the option currently provided under existing requirements to present components of OCI as part of the statement of changes in stockholders' equity. Accordingly, all non-owner changes in stockholders' equity will be required to be presented either in a single continuous statement of comprehensive income or in two separate but consecutive financial statements. For the Duke Energy Registrants, this revised guidance is effective on a retrospective basis for interim and annual periods beginning January 1, 2012. Early adoption of this revised guidance is permitted. Duke Energy is currently evaluating the revised requirements for presenting comprehensive income in its financial statements and is unable to estimate at this time the impact of adoption of this revised guidance on its consolidated results of operations.

*ASC 210 — Balance Sheet.* In December 2011, the FASB issued revised accounting guidance to amend the existing disclosure requirements for offsetting financial assets and liabilities to enhance current disclosures, as well as to improve comparability of balance sheets prepared under U.S. GAAP and IFRS. The revised disclosure guidance affects all companies that have financial instruments and derivative instruments that are either offset in the balance sheet (i.e., presented on a net basis) or subject to an enforceable master netting and/or similar arrangement. In addition, the revised guidance requires that certain enhanced quantitative and qualitative disclosures be made with respect to a company's netting arrangements and/or rights of setoff associated with its financial instruments and/or derivative instruments. For the Duke Energy Registrants, the revised disclosure guidance is effective on a retrospective basis for interim and annual periods beginning January 1, 2013. Duke Energy is currently evaluating the potential impact of the adoption of this revised guidance and is unable to estimate at this time the impact of adoption on its consolidated results of financial position.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See "Management's Discussion and Analysis of Results of Operations and Financial Condition, Quantitative and Qualitative Disclosures About Market Risk."

# ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Duke Energy Corporation
Charlotte, North Carolina

We have audited the accompanying consolidated balance sheets of Duke Energy Corporation and subsidiaries (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of operations, equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedules listed in the Index at Item 15. We also have audited the Company's internal control over financial reporting as of December 31, 2011, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements and financial statement schedules, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Annual Report On Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on these financial statements and financial statement schedules and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Duke Energy Corporation and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ Deloitte & Touche LLP

Charlotte, North Carolina
February 28, 2012

DUKE ENERGY CORPORATION

## Consolidated Statements of Operations

| | Years Ended December 31, | | |
|---|---|---|---|
| (In millions, except per-share amounts) | **2011** | 2010 | 2009 |
| **Operating Revenues** | | | |
| Regulated electric | **$10,589** | $10,723 | $10,033 |
| Non-regulated electric, natural gas, and other | **3,383** | 2,930 | 2,050 |
| Regulated natural gas | **557** | 619 | 648 |
| Total operating revenues | **14,529** | 14,272 | 12,731 |
| **Operating Expenses** | | | |
| Fuel used in electric generation and purchased power — regulated | **3,309** | 3,345 | 3,246 |
| Fuel used in electric generation and purchased power — non-regulated | **1,488** | 1,199 | 765 |
| Cost of natural gas and coal sold | **348** | 381 | 433 |
| Operation, maintenance and other | **3,770** | 3,825 | 3,313 |
| Depreciation and amortization | **1,806** | 1,786 | 1,656 |
| Property and other taxes | **704** | 702 | 685 |
| Goodwill and other impairment charges | **335** | 726 | 420 |
| Total operating expenses | **11,760** | 11,964 | 10,518 |
| **Gains on Sales of Other Assets and Other, net** | **8** | 153 | 36 |
| **Operating Income** | **2,777** | 2,461 | 2,249 |
| **Other Income and Expenses** | | | |
| Equity in earnings of unconsolidated affiliates | **160** | 116 | 70 |
| Gains (losses) on sales of unconsolidated affiliates | **11** | 103 | (21) |
| Other income and expenses, net | **376** | 370 | 284 |
| Total other income and expenses | **547** | 589 | 333 |
| **Interest Expense** | **859** | 840 | 751 |
| **Income From Continuing Operations Before Income Taxes** | **2,465** | 2,210 | 1,831 |
| **Income Tax Expense from Continuing Operations** | **752** | 890 | 758 |
| **Income From Continuing Operations** | **1,713** | 1,320 | 1,073 |
| **Income From Discontinued Operations, net of tax** | **1** | 3 | 12 |
| **Net Income** | **1,714** | 1,323 | 1,085 |
| **Less: Net Income Attributable to Noncontrolling Interests** | **8** | 3 | 10 |
| **Net Income Attributable to Duke Energy Corporation** | **$ 1,706** | $ 1,320 | $ 1,075 |
| **Earnings Per Share — Basic and Diluted** | | | |
| Income from continuing operations attributable to Duke Energy Corporation common shareholders | | | |
| Basic | **$ 1.28** | $ 1.00 | $ 0.82 |
| Diluted | **$ 1.28** | $ 1.00 | $ 0.82 |
| Income from discontinued operations attributable to Duke Energy Corporation common shareholders | | | |
| Basic | **$ —** | $ — | $ 0.01 |
| Diluted | **$ —** | $ — | $ 0.01 |
| Net income attributable to Duke Energy Corporation common shareholders | | | |
| Basic | **$ 1.28** | $ 1.00 | $ 0.83 |
| Diluted | **$ 1.28** | $ 1.00 | $ 0.83 |
| Dividends declared per share | **$ 0.99** | $ 0.97 | $ 0.94 |
| Weighted-average shares outstanding | | | |
| Basic | **1,332** | 1,318 | 1,293 |
| Diluted | **1,333** | 1,319 | 1,294 |

See Notes to Consolidated Financial Statements

DUKE ENERGY CORPORATION

## Consolidated Balance Sheets

| (In millions) | December 31, 2011 | 2010 |
|---|---|---|
| **ASSETS** | | |
| **Current Assets** | | |
| Cash and cash equivalents | **$ 2,110** | $ 1,670 |
| Short-term investments | **190** | — |
| Receivables (net of allowance for doubtful accounts of $35 at December 31, 2011 and $34 at December 31, 2010) | **784** | 764 |
| Restricted receivables of variable interest entities (net of allowance for doubtful accounts of $40 at December 31, 2011 and $34 at December 31, 2010) | **1,157** | 1,302 |
| Inventory | **1,588** | 1,318 |
| Other | **1,051** | 1,169 |
| Total current assets | **6,880** | 6,223 |
| **Investments and Other Assets** | | |
| Investments in equity method unconsolidated affiliates | **460** | 444 |
| Nuclear decommissioning trust funds | **2,060** | 2,014 |
| Goodwill | **3,849** | 3,858 |
| Intangibles, net | **363** | 467 |
| Notes receivable | **62** | 42 |
| Restricted other assets of variable interest entities | **135** | 139 |
| Other | **2,231** | 2,291 |
| Total investments and other assets | **9,160** | 9,255 |
| **Property, Plant and Equipment** | | |
| Cost | **60,537** | 57,597 |
| Cost, variable interest entities | **913** | 942 |
| Less accumulated depreciation and amortization | **18,789** | 18,195 |
| Net property, plant and equipment | **42,661** | 40,344 |
| **Regulatory Assets and Deferred Debits** | | |
| Regulatory assets | **3,672** | 3,135 |
| Other | **153** | 133 |
| Total regulatory assets and deferred debits | **3,825** | 3,268 |
| **Total Assets** | **$62,526** | $59,090 |

See Notes to Consolidated Financial Statements

DUKE ENERGY CORPORATION

## Consolidated Balance Sheets — (Continued)

| | December 31, | |
|---|---|---|
| (In millions, except per-share amounts) | **2011** | 2010 |
| **LIABILITIES AND EQUITY** | | |
| **Current Liabilities** | | |
| Accounts payable | **$ 1,433** | $ 1,387 |
| Notes payable and commercial paper | **154** | — |
| Non-recourse notes payable of variable interest entities | **273** | 216 |
| Taxes accrued | **431** | 412 |
| Interest accrued | **252** | 237 |
| Current maturities of long-term debt | **1,894** | 275 |
| Other | **1,091** | 1,370 |
| Total current liabilities | **5,528** | 3,897 |
| **Long-term Debt** | **17,730** | 16,959 |
| **Non-recourse Long-term Debt of Variable Interest Entities** | **949** | 976 |
| **Deferred Credits and Other Liabilities** | | |
| Deferred income taxes | **7,581** | 6,978 |
| Investment tax credits | **384** | 359 |
| Accrued pension and other post-retirement benefit costs | **856** | 944 |
| Asset retirement obligations | **1,936** | 1,816 |
| Regulatory liabilities | **2,919** | 2,876 |
| Other | **1,778** | 1,632 |
| Total deferred credits and other liabilities | **15,454** | 14,605 |
| **Commitments and Contingencies** | | |
| **Equity** | | |
| Common Stock, $0.001 par value, 2 billion shares authorized; 1,336 million and 1,329 million shares outstanding at December 31, 2011 and December 31, 2010, respectively | **1** | 1 |
| Additional paid-in capital | **21,132** | 21,023 |
| Retained earnings | **1,873** | 1,496 |
| Accumulated other comprehensive (loss) income | **(234)** | 2 |
| Total Duke Energy Corporation shareholders' equity | **22,772** | 22,522 |
| Noncontrolling interests | **93** | 131 |
| Total equity | **22,865** | 22,653 |
| **Total Liabilities and Equity** | **$62,526** | $59,090 |

See Notes to Consolidated Financial Statements

DUKE ENERGY CORPORATION

## Consolidated Statements of Cash Flows

| | Years Ended December 31, | | |
|---|---|---|---|
| (In millions) | **2011** | 2010 | 2009 |
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | |
| Net income | **$ 1,714** | $ 1,323 | $ 1,085 |
| Adjustments to reconcile net income to net cash provided by operating activities | | | |
| Depreciation and amortization (including amortization of nuclear fuel) | **2,026** | 1,994 | 1,846 |
| Equity component of AFUDC | **(260)** | (234) | (153) |
| Gains on sales of other assets | **(19)** | (268) | (44) |
| Impairment of goodwill and other long-lived assets | **335** | 738 | 449 |
| Deferred income taxes | **602** | 741 | 941 |
| Equity in earnings of unconsolidated affiliates | **(160)** | (116) | (70) |
| Contributions to qualified pension plans | **(200)** | (400) | (800) |
| Accrued pension and other post-retirement benefit costs | **104** | 117 | 72 |
| (Increase) decrease in | | | |
| Net realized and unrealized mark-to-market and hedging transactions | **(48)** | 15 | 4 |
| Receivables | **2** | 19 | (38) |
| Inventory | **(247)** | 198 | (298) |
| Other current assets | **185** | 227 | 277 |
| Increase (decrease) in | | | |
| Accounts payable | **41** | 167 | (80) |
| Taxes accrued | **27** | 30 | 52 |
| Other current liabilities | **(254)** | 43 | 70 |
| Other assets | **12** | 157 | 144 |
| Other liabilities | **(188)** | (240) | 6 |
| Net cash provided by operating activities | **3,672** | 4,511 | 3,463 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | |
| Capital expenditures | **(4,363)** | (4,803) | (4,296) |
| Investment expenditures | **(50)** | (52) | (137) |
| Acquisitions | **(51)** | — | (124) |
| Purchases of available-for-sale securities | **(3,194)** | (2,166) | (3,013) |
| Proceeds from sales and maturities of available-for-sale securities | **3,063** | 2,261 | 2,988 |
| Net proceeds from the sales of equity investments and other assets, and sales of and collections on notes receivable | **118** | 406 | 70 |
| Purchases of emission allowances | **(9)** | (14) | (93) |
| Sales of emission allowances | **9** | 24 | 67 |
| Change in restricted cash | **22** | (75) | 58 |
| Other | **21** | (4) | (12) |
| Net cash used in investing activities | **(4,434)** | (4,423) | (4,492) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | |
| Proceeds from the: | | | |
| Issuance of long-term debt | **2,570** | 2,738 | 4,409 |
| Issuance of common stock related to employee benefit plans | **67** | 302 | 519 |
| Payments for the redemption of long-term debt | **(278)** | (1,647) | (1,533) |
| Notes payable and commercial paper | **208** | (55) | (548) |
| Distributions to noncontrolling interests | **(26)** | (10) | (37) |
| Dividends paid | **(1,329)** | (1,284) | (1,222) |
| Other | **(10)** | (4) | (3) |
| Net cash provided by financing activities | **1,202** | 40 | 1,585 |
| Net increase in cash and cash equivalents | **440** | 128 | 556 |
| **Cash and cash equivalents at beginning of period** | **1,670** | 1,542 | 986 |
| **Cash and cash equivalents at end of period** | **$ 2,110** | $ 1,670 | $ 1,542 |
| **Supplemental Disclosures** | | | |
| Cash paid for interest, net of amount capitalized | **$ 813** | $ 795 | $ 689 |
| Cash paid (refunded) for income taxes | **$ 26** | $ 64 | $ (419) |
| Significant non-cash transactions: | | | |
| Accrued capital expenditures | **$ 409** | $ 361 | $ 428 |
| Debt associated with the consolidation of variable interest entities | **$ —** | $ 342 | $ — |

See Notes to Consolidated Financial Statements

DUKE ENERGY CORPORATION

# Consolidated Statements of Equity and Comprehensive Income

| | Duke Energy Corporation Shareholders | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | Accumulated Other Comprehensive Income (Loss) | | | | | | |
| (In millions) | Common Stock Shares | Common Stock | Additional Paid-in Capital | Retained Earnings | Foreign Currency Adjustments | Net Gains (Losses) on Cash Flow Hedges | Other | Pension and OPEB Related Adjustments to AOCI | Common Stockholders' Equity | Noncontrolling Interests | Total Equity |
| **Balance at December 31, 2008** | 1,272 | $ 1 | $ 20,106 | $ 1,607 | $ (306) | $ (41) | $ (28) | $ (351) | $ 20,988 | $ 163 | $ 21,151 |
| Net income | | | | 1,075 | | | | | 1,075 | 10 | 1,085 |
| Other Comprehensive income (loss) | | | | | | | | | | | |
| Foreign currency translation adjustments | — | — | — | — | 323 | — | — | — | 323 | 18 | 341 |
| Net unrealized gain on cash flow hedges[a] | — | — | — | — | — | 1 | — | — | 1 | — | 1 |
| Reclassification into earnings from cash flow hedges[b] | — | — | — | — | — | 18 | — | — | 18 | — | 18 |
| Pension and OPEB related adjustments to AOCI[g] | — | — | — | — | — | — | — | 36 | 36 | — | 36 |
| Net actuarial loss[c] | — | — | — | — | — | — | — | (21) | (21) | — | (21) |
| Unrealized loss on investments in auction rate securities[d] | — | — | — | — | — | — | (6) | — | (6) | — | (6) |
| Reclassification of gains on investments in available-for-sale securities into earnings[e] | — | — | — | — | — | — | (5) | — | (5) | — | (5) |
| Unrealized gain on investments in available-for-sale securities[f] | — | — | — | — | — | — | 8 | — | 8 | — | 8 |
| Total comprehensive income | | | | | | | | | 1,429 | 28 | 1,457 |
| Common stock issuances, including dividend reinvestment and employee benefits | 37 | — | 546 | — | — | — | — | — | 546 | — | 546 |
| Purchases and other changes in noncontrolling interest in subsidiaries[h] | — | — | 14 | — | — | — | — | — | 14 | (55) | (41) |
| Common stock dividends | — | — | — | (1,222) | — | — | — | — | (1,222) | — | (1,222) |
| Other | — | — | (5) | — | — | — | — | — | (5) | — | (5) |
| **Balance at December 31, 2009** | 1,309 | $ 1 | $20,661 | $ 1,460 | $ 17 | $(22) | $(31) | $(336) | $21,750 | $136 | $21,886 |
| Net income | — | — | — | 1,320 | — | — | — | — | 1,320 | 3 | 1,323 |
| Other comprehensive income | | | | | | | | | — | | — |
| Foreign currency translation adjustments | — | — | — | — | 80 | — | — | — | 80 | (1) | 79 |
| Pension and OPEB related adjustments to AOCI[g] | — | — | — | — | — | — | — | 276 | 276 | — | 276 |
| Net unrealized gain on cash flow hedges[a] | — | — | — | — | — | 1 | — | — | 1 | — | 1 |
| Reclassification into earnings from cash flow hedges[b] | — | — | — | — | — | 3 | — | — | 3 | — | 3 |
| Unrealized gain on investments in auction rate securities[d] | — | — | — | — | — | | 14 | — | 14 | — | 14 |
| Total comprehensive income | | | | | | | | | 1,694 | 2 | 1,696 |
| Common stock issuances, including dividend reinvestment and employee benefits | 20 | — | 362 | — | — | — | — | — | 362 | — | 362 |
| Common stock dividends | — | — | — | (1,284) | — | — | — | — | (1,284) | — | (1,284) |
| Changes in noncontrolling interest in subsidiaries[h] | — | — | — | — | — | — | — | — | — | (7) | (7) |
| **Balance at December 31, 2010** | 1,329 | $ 1 | $21,023 | $ 1,496 | $ 97 | $(18) | $(17) | $ (60) | $22,522 | $131 | $22,653 |
| Net income | — | — | — | 1,706 | — | — | — | — | 1,706 | 8 | 1,714 |
| Other comprehensive (loss) income | | | | | | | | | — | | — |
| Foreign currency translation adjustments | — | — | — | — | (142) | — | — | — | (142) | (7) | (149) |
| Pension and OPEB related adjustments to AOCI[g] | — | — | — | — | — | — | — | (49) | (49) | — | (49) |
| Net unrealized loss on cash flow hedges[a] | — | — | — | — | — | (57) | — | — | (57) | — | (57) |
| Reclassification into earnings from cash flow hedges[b] | — | — | — | — | — | 4 | — | — | 4 | — | 4 |
| Unrealized gain on investments in auction rate securities[d] | — | — | — | — | — | | 8 | | 8 | — | 8 |
| Reclassification of gains on investments in available-for-sale securities into earnings[e] | — | — | — | — | — | — | (4) | — | (4) | — | (4) |
| Unrealized gain on investments in available-for-sale securities[f] | — | — | — | — | — | — | 4 | — | 4 | — | 4 |
| Total comprehensive income | | | | | | | | | 1,470 | 1 | 1,471 |
| Common stock issuances, including dividend reinvestment and employee benefits | 7 | — | 109 | — | — | — | — | — | 109 | — | 109 |
| Common stock dividends | — | — | — | (1,329) | — | — | — | — | (1,329) | — | (1,329) |
| Changes in noncontrolling interest in subsidiaries[h] | — | — | — | — | — | — | — | — | — | (39) | (39) |
| **Balance at December 31, 2011** | **1,336** | **$ 1** | **$21,132** | **$ 1,873** | **$ (45)** | **$(71)** | **$ (9)** | **$(109)** | **$22,772** | **$ 93** | **$22,865** |

(a) Net of $31 tax benefit in 2011, $1 tax expense in 2010, and $1 tax expense in 2009.
(b) Net of $1 tax expense in 2011, insignificant tax expense in 2010 and $10 tax expense in 2009.
(c) Net of $12 tax benefit in 2009.
(d) Net of $4 tax expense in 2011, $8 tax expense in 2010 and $4 tax benefit in 2009.
(e) Net of $2 tax benefit in 2011 and $2 tax expense in 2009.
(f) Net of $3 tax expense in 2011 and $4 tax expense in 2009.
(g) Net of $23 tax benefit in 2011, $150 tax expense in 2010 and $16 tax expense in 2009.
(h) Includes $26, $10, and $37 in cash distributions to noncontrolling interests in 2011, 2010, and 2009 respectively.

See Notes to Consolidated Financial Statements

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Duke Energy Carolinas, LLC
Charlotte, North Carolina

We have audited the accompanying consolidated balance sheets of Duke Energy Carolinas, LLC and subsidiaries (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of operations, member's equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Duke Energy Carolinas, LLC and subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Deloitte & Touche LLP

Charlotte, North Carolina
February 28, 2012

DUKE ENERGY CAROLINAS, LLC

# Consolidated Statements of Operations

| (In millions) | 2011 | 2010 | 2009 |
|---|---|---|---|
| | Years Ended December 31, | | |
| **Operating Revenues-Regulated Electric** | **$6,493** | $6,424 | $5,495 |
| **Operating Expenses** | | | |
| Fuel used in electric generation and purchased power | **1,944** | 1,944 | 1,597 |
| Operation, maintenance and other | **1,904** | 1,907 | 1,609 |
| Depreciation and amortization | **814** | 787 | 692 |
| Property and other taxes | **340** | 348 | 334 |
| Impairment charges | **12** | — | — |
| Total operating expenses | **5,014** | 4,986 | 4,232 |
| **Gains on Sales of Other Assets and Other, net** | **1** | 7 | 24 |
| **Operating Income** | **1,480** | 1,445 | 1,287 |
| **Other Income and Expenses, net** | **186** | 212 | 122 |
| **Interest Expense** | **360** | 362 | 330 |
| **Income Before Income Taxes** | **1,306** | 1,295 | 1,079 |
| **Income Tax Expense** | **472** | 457 | 377 |
| **Net Income** | **$ 834** | $ 838 | 702 |

See Notes to Consolidated Financial Statements

DUKE ENERGY CAROLINAS, LLC

## Consolidated Balance Sheets

| (In millions) | December 31, 2011 | 2010 |
|---|---|---|
| **ASSETS** | | |
| **Current Assets** | | |
| Cash and cash equivalents | **$ 289** | $ 153 |
| Receivables (net of allowance for doubtful accounts of $3 at December 31, 2011 and 2010) | **1,187** | 634 |
| Restricted receivables of variable interest entities (net of allowance for doubtful accounts of $6 at December 31, 2011 and 2010) | **581** | 637 |
| Inventory | **917** | 716 |
| Other | **278** | 433 |
| Total current assets | **3,252** | 2,573 |
| **Investments and Other Assets** | | |
| Nuclear decommissioning trust funds | **2,060** | 2,014 |
| Other | **968** | 1,099 |
| Total investments and other assets | **3,028** | 3,113 |
| **Property, Plant and Equipment** | | |
| Cost | **33,000** | 31,191 |
| Less accumulated depreciation and amortization | **11,349** | 11,126 |
| Net property, plant and equipment | **21,651** | 20,065 |
| **Regulatory Assets and Deferred Debits** | | |
| Regulatory assets | **1,894** | 1,576 |
| Other | **71** | 61 |
| Total regulatory assets and deferred debits | **1,965** | 1,637 |
| **Total Assets** | **$29,896** | $27,388 |

See Notes to Consolidated Financial Statements

DUKE ENERGY CAROLINAS, LLC

## Consolidated Balance Sheets – (Continued)

| | December 31, | |
|---|---|---|
| (In millions) | **2011** | 2010 |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| **Current Liabilities** | | |
| Accounts payable | **$ 793** | $ 705 |
| Taxes accrued | **126** | 114 |
| Interest accrued | **115** | 109 |
| Current maturities of long-term debt | **1,178** | 8 |
| Other | **398** | 636 |
| Total current liabilities | **2,610** | 1,572 |
| **Long-term Debt** | **7,796** | 7,462 |
| **Non-recourse Long-term Debt of Variable Interest Entities** | **300** | 300 |
| **Deferred Credits and Other Liabilities** | | |
| Deferred income taxes | **4,555** | 3,988 |
| Investment tax credits | **233** | 205 |
| Accrued pension and other post-retirement benefits | **248** | 242 |
| Asset retirement obligations | **1,846** | 1,728 |
| Regulatory liabilities | **1,928** | 1,940 |
| Other | **926** | 1,035 |
| Total deferred credits and other liabilities | **9,736** | 9,138 |
| **Commitments and Contingencies** | | |
| **Member's Equity** | | |
| Member's Equity | **9,473** | 8,938 |
| Accumulated other comprehensive loss | **(19)** | (22) |
| Total member's equity | **9,454** | 8,916 |
| **Total Liabilities and Member's Equity** | **$29,896** | $27,388 |

See Notes to Consolidated Financial Statements

DUKE ENERGY CAROLINAS, LLC

## Consolidated Statements of Cash Flows

| (In millions) | Years Ended December 31, 2011 | 2010 | 2009 |
|---|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | |
| Net income | **$ 834** | $ 838 | $ 702 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization (including amortization of nuclear fuel) | **1,020** | 984 | 873 |
| Equity component of AFUDC | **(168)** | (174) | (125) |
| Gains on sales of other assets and other, net | **(1)** | (7) | (24) |
| Impairment charges | **12** | — | — |
| Deferred income taxes | **564** | 456 | 600 |
| Contributions to qualified pension plans | **(33)** | (158) | (158) |
| Accrued pension and other post-retirement benefit costs | **32** | 34 | 13 |
| (Increase) decrease in | | | |
| Net realized and unrealized mark-to-market and hedging transactions | **(91)** | 1 | 1 |
| Receivables | **110** | 24 | 235 |
| Inventory | **(177)** | 134 | (183) |
| Other current assets | **144** | (55) | 44 |
| Increase (decrease) in | | | |
| Accounts payable | **81** | 111 | 138 |
| Taxes accrued | **12** | (23) | 31 |
| Other current liabilities | **(170)** | 4 | 42 |
| Other assets | **(46)** | 19 | (34) |
| Other liabilities | **(249)** | (158) | (230) |
| Net cash provided by operating activities | **1,874** | 2,030 | 1,925 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | |
| Capital expenditures | **(2,272)** | (2,280) | (2,236) |
| Purchases of available-for-sale securities | **(2,227)** | (1,045) | (2,118) |
| Proceeds from sales and maturities of available-for-sale securities | **2,179** | 1,066 | 2,094 |
| Sales of emission allowances | **2** | 7 | 23 |
| Change in restricted cash | **2** | 7 | 15 |
| Notes due from affiliate | **(584)** | 250 | (251) |
| Other | **(15)** | (7) | (17) |
| Net cash used in investing activities | **(2,915)** | (2,002) | (2,490) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | |
| Proceeds from the issuance of long-term debt | **1,498** | 692 | 904 |
| Payments for the redemption of long-term debt | **(7)** | (607) | (511) |
| Capital contribution from parent | **—** | — | 250 |
| Distributions to parent | **(299)** | (350) | — |
| Other | **(15)** | (4) | (7) |
| Net cash provided by (used in) financing activities | **1,177** | (269) | 636 |
| Net increase (decrease) in cash and cash equivalents | **136** | (241) | 71 |
| **Cash and cash equivalents at beginning of period** | **153** | 394 | 323 |
| **Cash and cash equivalents at end of period** | **$ 289** | $ 153 | $ 394 |
| **Supplemental Disclosures** | | | |
| Cash paid for interest, net of amount capitalized | **$ 337** | $ 342 | $ 312 |
| Cash (refunded) paid for income taxes | **$ (223)** | $ 69 | $ (317) |
| Significant non-cash transactions: | | | |
| Accrued capital expenditures | **$ 209** | $ 181 | $ 208 |
| Allocation of net pension and other post-retirement assets from parent | **$ —** | $ 146 | $ — |

See Notes to Consolidated Financial Statements

DUKE ENERGY CAROLINAS, LLC

## Consolidated Statements of Member's Equity and Comprehensive Income

| | | Accumulated Other Comprehensive Income (Loss) | | |
|---|---|---|---|---|
| (In millions) | Member's Equity | Net Gains (Losses) on Cash Flow Hedges | Other | Total |
| **Balance at December 31, 2008** | $7,349 | $(27) | $(6) | $7,316 |
| Net income | 702 | — | — | 702 |
| Other Comprehensive income (loss) | | | | |
| Reclassification into earnings from cash flow hedges[(a)] | — | 3 | — | 3 |
| Unrealized loss on investments in auction rate securities[(b)] | — | — | (3) | (3) |
| Total comprehensive income | | | | 702 |
| Advance forgiveness from parent | 3 | — | — | 3 |
| Capital contribution from parent | 250 | — | — | 250 |
| **Balance at December 31, 2009** | $8,304 | $(24) | $(9) | $8,271 |
| Net income | 838 | — | — | 838 |
| Other comprehensive income | | | | |
| Reclassification into earnings from cash flow hedges[(a)] | — | 4 | — | 4 |
| Unrealized gain on investments in auction rate securities[(b)] | — | — | 7 | 7 |
| Total comprehensive income | | | | 849 |
| Allocation of net pension and other post-retirement assets from parent | 146 | — | — | 146 |
| Distributions to parent | (350) | — | — | (350) |
| **Balance at December 31, 2010** | $8,938 | $(20) | $(2) | $8,916 |
| Net income | 834 | — | — | 834 |
| Other comprehensive income | | | | — |
| Reclassification into earnings from cash flow hedges[(a)] | — | 3 | — | 3 |
| Total comprehensive income | — | — | — | 837 |
| Distributions to parent | (299) | — | — | (299) |
| **Balance at December 31, 2011** | **$9,473** | **$(17)** | **$(2)** | **$9,454** |

(a) Net of $2 tax expense in 2011, 2010 and 2009.
(b) Net of $5 tax expense in 2010 and $3 tax benefit in 2009.

See Notes to Consolidated Financial Statements

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Duke Energy Ohio, Inc.
Charlotte, North Carolina

We have audited the accompanying consolidated balance sheets of Duke Energy Ohio, Inc. and subsidiaries (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of operations, common stockholder's equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Duke Energy Ohio, Inc. and subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Deloitte & Touche LLP

Charlotte, North Carolina
February 28, 2012

DUKE ENERGY OHIO, INC.

## Consolidated Statements of Operations

| | Years Ended December 31, | | |
|---|---|---|---|
| (In millions) | 2011 | 2010 | 2009 |
| **Operating Revenues** | | | |
| Regulated electric | **$1,518** | $1,823 | $2,236 |
| Non-regulated electric and other | **1,105** | 885 | 502 |
| Regulated natural gas | **558** | 621 | 650 |
| Total operating revenues | **3,181** | 3,329 | 3,388 |
| **Operating Expenses** | | | |
| Fuel used in electric generation and purchased power—regulated | **380** | 490 | 772 |
| Fuel used in electric generation and purchased power—non-regulated | **653** | 465 | 274 |
| Cost of natural gas sold | **209** | 269 | 329 |
| Operation, maintenance and other | **885** | 836 | 744 |
| Depreciation and amortization | **335** | 400 | 384 |
| Property and other taxes | **260** | 260 | 262 |
| Goodwill and other impairment charges | **89** | 837 | 769 |
| Total operating expenses | **2,811** | 3,557 | 3,534 |
| **Gains on Sales of Other Assets and Other, net** | **5** | 3 | 12 |
| **Operating Income (Loss)** | **375** | (225) | (134) |
| **Other Income and Expenses, net** | **19** | 25 | 11 |
| **Interest Expense** | **104** | 109 | 117 |
| **Income (Loss) Before Income Taxes** | **290** | (309) | (240) |
| **Income Tax Expense** | **96** | 132 | 186 |
| **Net Income (Loss)** | **$ 194** | $ (441) | $ (426) |

See Notes to Consolidated Financial Statements

DUKE ENERGY OHIO, INC.

## Consolidated Balance Sheets

| | December 31, | |
|---|---|---|
| (In millions) | 2011 | 2010 |
| **ASSETS** | | |
| **Current Assets** | | |
| Cash and cash equivalents | **$ 99** | $ 228 |
| Receivables (net of allowance for doubtful accounts of $16 at December 31, 2011 and $18 at December 31, 2010) | **681** | 868 |
| Inventory | **243** | 254 |
| Other | **220** | 141 |
| Total current assets | **1,243** | 1,491 |
| **Investments and Other Assets** | | |
| Goodwill | **921** | 921 |
| Intangibles, net | **143** | 248 |
| Other | **58** | 62 |
| Total investments and other assets | **1,122** | 1,231 |
| **Property, Plant and Equipment** | | |
| Cost | **10,632** | 10,259 |
| Less accumulated depreciation and amortization | **2,594** | 2,411 |
| Net property, plant and equipment | **8,038** | 7,848 |
| **Regulatory Assets and Deferred Debits** | | |
| Regulatory assets | **520** | 440 |
| Other | **16** | 14 |
| Total regulatory assets and deferred debits | **536** | 454 |
| **Total Assets** | **$ 10,939** | $11,024 |

See Notes to Consolidated Financial Statements

DUKE ENERGY OHIO, INC.

## Consolidated Balance Sheets — (Continued)

| | December 31, | |
|---|---|---|
| (In millions, except share and per-share amounts) | **2011** | 2010 |
| **LIABILITIES AND COMMON STOCKHOLDER'S EQUITY** | | |
| **Current Liabilities** | | |
| Accounts payable | **$ 402** | $ 431 |
| Taxes accrued | **180** | 153 |
| Interest accrued | **23** | 22 |
| Current maturities of long-term debt | **507** | 7 |
| Other | **122** | 135 |
| Total current liabilities | **1,234** | 748 |
| **Long-term Debt** | **2,048** | 2,557 |
| **Deferred Credits and Other Liabilities** | | |
| Deferred income taxes | **1,853** | 1,640 |
| Investment tax credits | **8** | 9 |
| Accrued pension and other post-retirement benefit costs | **147** | 187 |
| Asset retirement obligations | **27** | 27 |
| Regulatory liabilities | **273** | 265 |
| Other | **182** | 127 |
| Total deferred credits and other liabilities | **2,490** | 2,255 |
| **Commitments and Contingencies** | | |
| **Common Stockholder's Equity** | | |
| Common Stock, $8.50 par value, 120,000,000 shares authorized; 89,663,086 shares outstanding at December 31, 2011 and December 31, 2010 | **762** | 762 |
| Additional paid-in capital | **5,085** | 5,570 |
| Retained deficit | **(652)** | (846) |
| Accumulated other comprehensive loss | **(28)** | (22) |
| Total common stockholder's equity | **5,167** | 5,464 |
| **Total Liabilities and Common Stockholder's Equity** | **$10,939** | $11,024 |

See Notes to Consolidated Financial Statements

DUKE ENERGY OHIO, INC.

## Consolidated Statements of Cash Flows

| (In millions) | 2011 | 2010 | 2009 |
|---|---|---|---|
| | Years Ended December 31, | | |
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | |
| Net income (loss) | **$ 194** | $(441) | $(426) |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | | |
| Depreciation and amortization | **338** | 403 | 386 |
| Gains on sales of other assets and other, net | **(5)** | (3) | (12) |
| Impairment of goodwill and other long-lived assets | **89** | 837 | 769 |
| Deferred income taxes | **190** | 17 | 102 |
| Contributions to qualified pension plans | **(48)** | (45) | (210) |
| Accrued pension and other post-retirement benefit costs | **14** | 12 | 13 |
| (Increase) decrease in | | | |
| Net realized and unrealized mark-to-market and hedging transactions | **(8)** | (18) | 35 |
| Receivables | **108** | (30) | (77) |
| Inventory | **11** | 15 | (16) |
| Other current assets | **(24)** | 71 | 69 |
| Increase (decrease) in | | | |
| Accounts payable | **(32)** | (21) | 8 |
| Taxes accrued | **8** | 25 | 18 |
| Other current liabilities | **(3)** | 6 | (15) |
| Other assets | **(61)** | 42 | 25 |
| Other liabilities | **47** | (15) | 24 |
| Net cash provided by operating activities | **818** | 855 | 693 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | |
| Capital expenditures | **(499)** | (446) | (433) |
| Purchases of emission allowances | **(6)** | (12) | (25) |
| Sales of emission allowances | **7** | 13 | 37 |
| Notes due from affiliate | **79** | (296) | (184) |
| Change in restricted cash | **(26)** | — | 10 |
| Other | **(4)** | 1 | — |
| Net cash used in investing activities | **(449)** | (740) | (595) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | |
| Proceeds from the issuance of long-term debt | **—** | 34 | 813 |
| Payments for the redemption of long-term debt | **(9)** | (36) | (103) |
| Notes payable and commercial paper | **—** | (12) | (279) |
| Notes payable to affiliate | **—** | — | (63) |
| Dividends to parent | **(485)** | — | (360) |
| Other | **(4)** | — | (6) |
| Net cash (used in) provided by financing activities | **(498)** | (14) | 2 |
| Net (decrease) increase in cash and cash equivalents | **(129)** | 101 | 100 |
| **Cash and cash equivalents at beginning of period** | **228** | 127 | 27 |
| **Cash and cash equivalents at end of period** | **$ 99** | $ 228 | $ 127 |
| **Supplemental Disclosures** | | | |
| Cash paid for interest, net of amount capitalized | **$ 100** | $ 108 | $ 112 |
| Cash (refunded) paid for income taxes | **$(102)** | $ 114 | $ 2 |
| Significant non-cash transactions: | | | |
| Accrued capital expenditures | **$ 43** | $ 40 | $ 64 |

See Notes to Consolidated Financial Statements

DUKE ENERGY OHIO, INC.

## Consolidated Statements of Common Stockholder's Equity and Comprehensive Income

| | | | | Accumulated Other Comprehensive (Loss) Income | | |
|---|---|---|---|---|---|---|
| (In millions) | Common Stock | Additional Paid-in Capital | Retained Earnings (Deficit) | Net Gains (Losses) on Cash Flow Hedges | Pension and OPEB Related Adjustments to AOCI | Total |
| **Balance at December 31, 2008** | $762 | $5,570 | $ 381 | $(15) | $(28) | $6,670 |
| Net loss | — | — | (426) | — | — | (426) |
| Other comprehensive income (loss) | | | | | | |
| Cash flow hedges[a] | — | — | — | 16 | — | 16 |
| Pension and OPEB related adjustments to AOCI[b] | — | — | — | — | (2) | (2) |
| Total comprehensive loss | | | | | | (412) |
| Dividends to Parent | — | — | (360) | — | — | (360) |
| **Balance at December 31, 2009** | $762 | $5,570 | $(405) | $ 1 | $(30) | $5,898 |
| Net loss | — | — | (441) | — | — | (441) |
| Other comprehensive (loss) income | | | | | | |
| Reclassification into earnings from cash flow hedges[a] | — | — | — | (1) | — | (1) |
| Pension and OPEB related adjustments to AOCI[b] | — | — | — | — | 8 | 8 |
| Total comprehensive loss | | | | | | (434) |
| **Balance at December 31, 2010** | $762 | $5,570 | $(846) | $ — | $(22) | $5,464 |
| Net income | — | — | 194 | — | — | 194 |
| Other comprehensive loss | | | | | | |
| Pension and OPEB related adjustments to AOCI[b] | — | — | — | — | (6) | (6) |
| Total comprehensive income | | | | | | 188 |
| Dividends to Parent | — | (485) | — | — | — | (485) |
| **Balance at December 31, 2011** | **$762** | **$5,085** | **$(652)** | **$ —** | **$(28)** | **$5,167** |

(a) Net of $1 tax benefit in 2010 and $8 tax expense in 2009.
(b) Net of insignificant tax expense in 2011, $4 tax expense in 2010 and $1 tax expense in 2009.

See Notes to Consolidated Financial Statements

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Duke Energy Indiana, Inc.
Charlotte, North Carolina

We have audited the accompanying consolidated balance sheets of Duke Energy Indiana, Inc. and subsidiary (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of operations, common stockholder's equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Duke Energy Indiana, Inc. and subsidiary at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Deloitte & Touche LLP

Charlotte, North Carolina
February 28, 2012

DUKE ENERGY INDIANA, INC.

## Consolidated Statements of Operations

| (In millions) | Years Ended December 31, 2011 | 2010 | 2009 |
|---|---|---|---|
| **Operating Revenues-Regulated Electric** | **$2,622** | $2,520 | $2,353 |
| **Operating Expenses** | | | |
| Fuel used in electric generation and purchased power | **986** | 912 | 877 |
| Operation, maintenance and other | **647** | 611 | 573 |
| Depreciation and amortization | **391** | 375 | 403 |
| Property and other taxes | **82** | 70 | 73 |
| Impairment charges | **234** | 44 | — |
| Total operating expenses | **2,340** | 2,012 | 1,926 |
| **Losses on Sales of Other Assets and Other, net** | **—** | (2) | (4) |
| **Operating Income** | **282** | 506 | 423 |
| **Other Income and Expenses, net** | **97** | 70 | 38 |
| **Interest Expense** | **137** | 135 | 144 |
| **Income Before Income Taxes** | **242** | 441 | 317 |
| **Income Tax Expense** | **74** | 156 | 116 |
| **Net Income** | **$ 168** | $ 285 | 201 |

See Notes to Consolidated Financial Statements

DUKE ENERGY INDIANA, INC.

## Consolidated Balance Sheets

| | December 31, | |
|---|---|---|
| (In millions) | **2011** | 2010 |
| **ASSETS** | | |
| **Current Assets** | | |
| Cash and cash equivalents | **$ 16** | $ 54 |
| Receivables (net of allowance for doubtful accounts of $1 at December 31, 2011 and December 31, 2010) | **198** | 395 |
| Inventory | **330** | 267 |
| Other | **135** | 121 |
| Total current assets | **679** | 837 |
| **Investments and Other Assets** | | |
| Intangibles, net | **50** | 64 |
| Other | **113** | 126 |
| Total investments and other assets | **163** | 190 |
| **Property, Plant and Equipment** | | |
| Cost | **11,791** | 11,213 |
| Less accumulated depreciation and amortization | **3,393** | 3,341 |
| Net property, plant and equipment | **8,398** | 7,872 |
| **Regulatory Assets and Deferred Debits** | | |
| Regulatory assets | **798** | 710 |
| Other | **24** | 22 |
| Total regulatory assets and deferred debits | **822** | 732 |
| **Total Assets** | **$10,062** | $ 9,631 |

See Notes to Consolidated Financial Statements

DUKE ENERGY INDIANA, INC.

## Consolidated Balance Sheets — (Continued)

| | December 31, | |
|---|---|---|
| (In millions, except share and per-share amounts) | **2011** | 2010 |
| **LIABILITIES AND COMMON STOCKHOLDER'S EQUITY** | | |
| **Current Liabilities** | | |
| Accounts payable | **$ 273** | $ 303 |
| Notes payable | **300** | — |
| Taxes accrued | **74** | 45 |
| Interest accrued | **50** | 47 |
| Current maturities of long-term debt | **6** | 11 |
| Other | **93** | 110 |
| Total current liabilities | **796** | 516 |
| **Long-term Debt** | **3,453** | 3,461 |
| **Deferred Credits and Other Liabilities** | | |
| Deferred income taxes | **927** | 973 |
| Investment tax credits | **143** | 145 |
| Accrued pension and other post-retirement benefit costs | **161** | 212 |
| Asset retirement obligations | **43** | 46 |
| Regulatory liabilities | **683** | 651 |
| Other | **122** | 60 |
| Total deferred credits and other liabilities | **2,079** | 2,087 |
| **Commitments and Contingencies** | | |
| **Common Stockholder's Equity** | | |
| Common Stock, no par; $0.01 stated value, 60,000,000 shares authorized; 53,913,701 shares outstanding at December 31, 2011 and December 31, 2010 | **1** | 1 |
| Additional paid-in capital | **1,358** | 1,358 |
| Retained earnings | **2,368** | 2,200 |
| Accumulated other comprehensive income | **7** | 8 |
| Total common stockholder's equity | **3,734** | 3,567 |
| **Total Liabilities and Common Stockholder's Equity** | **$10,062** | $9,631 |

See Notes to Consolidated Financial Statements

DUKE ENERGY INDIANA, INC.

## Consolidated Statements of Cash Flows

| (In millions) | Years Ended December 31, 2011 | 2010 | 2009 |
|---|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | |
| Net income | **$ 168** | $ 285 | $ 201 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | **395** | 380 | 407 |
| Equity component of AFUDC | **(88)** | (56) | (29) |
| Losses on sales of other assets and other, net | **—** | 2 | 4 |
| Impairment charges | **234** | 44 | — |
| Deferred income taxes and investment tax credit amortization | **(63)** | 143 | 109 |
| Contributions to qualified pension plans | **(52)** | (46) | (140) |
| Accrued pension and other post-retirement benefit costs | **23** | 23 | 23 |
| (Increase) decrease in | | | |
| Receivables | **88** | (99) | 31 |
| Inventory | **(64)** | 46 | (96) |
| Other current assets | **13** | (14) | 50 |
| Increase (decrease) in | | | |
| Accounts payable | **(9)** | (21) | (19) |
| Taxes accrued | **29** | — | (1) |
| Other current liabilities | **(16)** | 17 | (25) |
| Other assets | **47** | 4 | 21 |
| Other liabilities | **(72)** | (46) | (24) |
| Net cash provided by operating activities | **633** | 662 | 512 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | |
| Capital expenditures | **(1,066)** | (1,255) | (1,029) |
| Purchases of available-for-sale securities | **(11)** | (24) | (73) |
| Proceeds from sales and maturities of available-for-sale securities | **8** | 25 | 84 |
| Purchases of emission allowances | **(2)** | (1) | (68) |
| Sales of emission allowances | **1** | 3 | 7 |
| Notes due from affiliate | **115** | (84) | 90 |
| Change in restricted cash | **6** | (6) | 9 |
| Other | **(4)** | (4) | (12) |
| Net cash used in investing activities | **(953)** | (1,346) | (992) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | |
| Proceeds from the issuance of long-term debt | **—** | 571 | 949 |
| Payments for the redemption of long-term debt | **(14)** | (199) | (728) |
| Notes payable to affiliate | **300** | — | — |
| Capital contribution from parent | **—** | 350 | 140 |
| Other | **(4)** | (4) | (5) |
| Net cash provided by financing activities | **282** | 718 | 356 |
| Net (decrease) increase in cash and cash equivalents | **(38)** | 34 | (124) |
| Cash and cash equivalents at beginning of period | **54** | 20 | 144 |
| **Cash and cash equivalents at end of period** | **$ 16** | $ 54 | $ 20 |
| **Supplemental Disclosures** | | | |
| Cash paid for interest, net of amount capitalized | **$ 130** | $ 122 | $ 141 |
| Cash paid for income taxes | **$ 90** | $ 31 | $ — |
| Significant non-cash transactions: | | | |
| Accrued capital expenditures | **$ 110** | $ 131 | $ 150 |

See Notes to Consolidated Financial Statements

DUKE ENERGY INDIANA, INC.

# Consolidated Statements of Common Stockholder's Equity and Comprehensive Income

| (In millions) | Common Stock | Additional Paid-in Capital | Retained Earnings | Accumulated Other Comprehensive Income<br>Net Gains (Losses) on Cash Flow Hedges | Total |
|---|---|---|---|---|---|
| **Balance at December 31, 2008** | $ 1 | $ 868 | $1,714 | $11 | $2,594 |
| Net income | — | — | 201 | — | 201 |
| Other comprehensive loss | | | | | |
| Cash flow hedges[(a)] | — | — | — | (1) | (1) |
| Total comprehensive income | | | | | 200 |
| Capital contribution from parent | — | 140 | — | — | 140 |
| **Balance at December 31, 2009** | $ 1 | $1,008 | $1,915 | $10 | $2,934 |
| Net income | — | — | 285 | — | 285 |
| Other comprehensive loss | | | | | |
| Reclassification into earnings from cash flow hedges[(a)] | — | — | — | (2) | (2) |
| Total comprehensive income | | | | | 283 |
| Capital contribution from parent | — | 350 | — | — | 350 |
| **Balance at December 31, 2010** | $ 1 | $1,358 | $2,200 | $ 8 | $3,567 |
| Net income | — | — | 168 | — | 168 |
| Other comprehensive loss | | | | | |
| Reclassification into earnings from cash flow hedges[(a)] | — | — | — | (1) | (1) |
| Total comprehensive income | | | | | 167 |
| **Balance at December 31, 2011** | **$ 1** | **$1,358** | **$2,368** | **$ 7** | **$3,734** |

(a) Net of $1 tax benefit in 2011, 2010 and 2009.

See Notes to Consolidated Financial Statements

# Combined Notes to Consolidated Financial Statements

For the Years Ended December 31, 2011, 2010 and 2009

**Index to Combined Notes To Consolidated Financial Statements**

The notes to the consolidated financial statements that follow are a combined presentation. The following list indicates the registrants to which the footnotes apply:

| Registrant | Applicable Notes |
|---|---|
| Duke Energy Corporation | 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17, 18, 19, 20, 21, 22, 23, 24 |
| Duke Energy Carolinas, LLC | 1, 2, 3, 4, 5, 6, 8, 9, 10, 11, 13, 14, 15, 16, 17, 19, 21, 22, 23, 24 |
| Duke Energy Ohio, Inc. | 1, 2, 3, 4, 5, 6, 8, 9, 10, 11, 12, 13, 14, 15, 17, 19, 21, 22, 23, 24 |
| Duke Energy Indiana, Inc. | 1, 2, 3, 4, 5, 6, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17, 19, 21, 22, 23, 24 |

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Nature of Operations and Basis of Consolidation.**

Duke Energy Corporation (collectively with its subsidiaries, Duke Energy), is an energy company headquartered in Charlotte, North Carolina. Duke Energy operates in the United States (U.S.) primarily through its direct and indirect wholly-owned subsidiaries, Duke Energy Carolinas, LLC (Duke Energy Carolinas), Duke Energy Ohio, Inc. (Duke Energy Ohio), which includes Duke Energy Kentucky, Inc. (Duke Energy Kentucky), and Duke Energy Indiana, Inc. (Duke Energy Indiana), as well as in Latin America through International Energy. When discussing Duke Energy's consolidated financial information, it necessarily includes the results of its three separate subsidiary registrants, Duke Energy Carolinas, Duke Energy Ohio and Duke Energy Indiana (collectively referred to as the Subsidiary Registrants), which, along with Duke Energy, are collectively referred to as the Duke Energy Registrants. The information in these combined notes relates to each of the Duke Energy Registrants as noted in the Index to the Combined Notes. However, none of the registrants makes any representation as to information related solely to Duke Energy or the subsidiaries of Duke Energy other than itself. As discussed further in Note 3, Duke Energy operates three reportable business segments: U.S. Franchised Electric and Gas, Commercial Power and International Energy.

These Consolidated Financial Statements include, after eliminating intercompany transactions and balances, the accounts of the Duke Energy Registrants and all majority-owned subsidiaries where the respective Duke Energy Registrants have control and those variable interest entities (VIEs) where the respective Duke Energy Registrants are the primary beneficiary.

Duke Energy's Consolidated Financial Statements reflect Duke Energy Carolinas' proportionate share of the Catawba Nuclear Station, as well as Duke Energy Ohio's proportionate share of certain generation and transmission facilities in Ohio, Indiana and Kentucky and Duke Energy Indiana's proportionate share of certain generation and transmission facilities.

Duke Energy Carolinas is an electric utility company that generates, transmits, distributes and sells electricity in North Carolina and South Carolina. Duke Energy Carolinas' Consolidated Financial Statements reflect its proportionate share of the Catawba Nuclear Station. Duke Energy Carolinas is subject to the regulatory provisions of the North Carolina Utilities Commission (NCUC), the Public Service Commission of South Carolina (PSCSC), the U.S. Nuclear Regulatory Commission (NRC) and the Federal Energy Regulatory Commission (FERC). Substantially all of Duke Energy Carolinas' operations are regulated and qualify for regulatory accounting treatment. As discussed further in Note 3, Duke Energy Carolinas' operations include one reportable business segment, Franchised Electric.

Duke Energy Ohio is an indirect wholly-owned subsidiary of Duke Energy. Duke Energy Ohio is a combination electric and gas public utility that provides service in the southwestern portion of Ohio and in northern Kentucky through its wholly-owned subsidiary Duke Energy Kentucky, as well as electric generation in parts of Ohio, Illinois, Indiana and Pennsylvania. Duke Energy Ohio's principal lines of business include generation, transmission and distribution of electricity, the sale of and/or transportation of natural gas, and energy marketing. Duke Energy Kentucky's principal lines of business include generation, transmission and distribution of electricity, as well as the sale of and/or transportation of natural gas. References herein to Duke Energy Ohio include Duke Energy Ohio and its subsidiaries. Duke Energy Ohio's Consolidated Financial Statements reflect its proportionate share of certain generation and transmission facilities in Ohio, Indiana and Kentucky. Duke Energy Ohio is subject to the regulatory provisions of the Public Utilities Commission of Ohio (PUCO), the Kentucky Public Service Commission (KPSC) and the FERC. Duke Energy Ohio applies regulatory accounting treatment to substantially all of the operations in its Franchised Electric and Gas operating segment. Through November 2011, Duke Energy Ohio applied regulatory accounting treatment to certain rate riders associated with retail generation of its Commercial Power operating segment. See Note 3 for information about business segments.

Duke Energy Indiana is an indirect wholly-owned subsidiary of Duke Energy. Duke Energy Indiana is an electric utility that provides service in north central, central, and southern Indiana. Duke Energy Indiana's Consolidated Financial Statements reflect its proportionate share of certain generation and transmission facilities. Its primary line of business is generation, transmission and distribution of electricity. Duke Energy Indiana is subject to the regulatory provisions of the Indiana Utility Regulatory Commission (IURC) and the FERC. The substantial majority of Duke Energy Indiana's operations are regulated and qualify for regulatory accounting treatment. As discussed further in Note 3, Duke Energy Indiana's operations include one reportable business segment, Franchised Electric.

**Use of Estimates.**

To conform to generally accepted accounting principles (GAAP) in the U.S., management makes estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and Notes. Although these estimates are based on management's best available information at the time, actual results could differ.

**Cost-Based Regulation.**

The Duke Energy Registrants account for their regulated operations in accordance with applicable regulatory accounting guidance. The economic effects of regulation can result in a regulated company recording assets for costs that have been or are expected to be approved for recovery from customers in a future period or recording liabilities for amounts that are expected to be returned to customers in the rate-setting process in a period different from the period in which the amounts would be recorded by an unregulated enterprise. Accordingly, the Duke Energy Registrants record assets and liabilities that result from the regulated ratemaking process that would not be recorded under GAAP for non-regulated entities. Regulatory assets and liabilities are amortized consistent with the treatment of the related cost in the ratemaking process. Management continually assesses whether regulatory assets are probable of future recovery by considering factors such as applicable regulatory changes, recent rate orders applicable to other regulated entities and the status of any pending or potential deregulation legislation. Additionally, management continually assesses whether any regulatory liabilities have been incurred. Based on this continual assessment, management believes the existing regulatory assets are probable of recovery and that no regulatory liabilities, other than those recorded, have been incurred. These regulatory assets and liabilities are primarily classified in the Consolidated Balance Sheets as Regulatory Assets and Other Current Assets and Regulatory Liabilities and Other Current Liabilities, respectively. The Duke Energy Registrants periodically evaluate the applicability of regulatory accounting treatment by considering factors such as regulatory changes and the impact of competition. If cost-based regulation ends or competition increases, the Duke Energy Registrants may have to reduce their asset balances to reflect a market basis less than cost and write-off the associated regulatory assets and liabilities. If it becomes probable that part of the cost of a plant under construction or a recently completed plant will be disallowed for ratemaking purposes and a reasonable estimate of the amount of the disallowance can be made, that amount is recognized as a loss. For further information see Note 4.

In November 2011, in conjunction with the PUCO's approval of its new ESP, Duke Energy Ohio ceased applying regulatory accounting treatment to generation operations within its Commercial Power segment. As of December 31, 2011, no portion of Duke Energy Ohio's Commercial Power segment applies regulatory accounting treatment. For additional information regarding Duke Energy Ohio's ESP see Note 4.

**Energy Purchases, Fuel Costs and Fuel Cost Deferrals.**

The Duke Energy Registrants utilize cost tracking mechanisms (commonly referred to as a fuel adjustment clause) to recover retail, and wholesale in some jurisdictions, portions of fuel and purchased power. The Duke Energy Registrants defer the related costs through Fuel used in electric generation and purchased power — regulated on the Consolidated Statement of Operations, unless a regulatory requirement exists for deferral through Regulated electric revenues.

Fuel expense includes fuel costs or other recoveries that are deferred through fuel clauses established by Duke Energy Carolinas' regulators. These clauses allow Duke Energy Carolinas to recover fuel costs, fuel-related costs and portions of purchased power costs through surcharges on customer rates. Duke Energy Carolinas records any under-recovery or over-recovery resulting from the differences between estimated and actual costs as a regulatory asset or regulatory liability until it is billed or refunded to its customers, at which point it is adjusted through revenues. As discussed in Note 4, beginning January 1, 2012, Duke Energy Ohio procures energy for its retail customers through a third-party auction, and thus its generation assets are no longer dedicated to retail customers. Purchases of energy through the auction process will be a pass-through of costs for Duke Energy Ohio, with no affect on earnings. Duke Energy Ohio's generation assets, subsequent to December 31, 2011, will no longer recover its energy purchases and fuel costs from regulated customers.

Duke Energy Indiana utilizes a cost tracking recovery mechanism that recovers retail and a portion of its wholesale fuel costs from customers. Indiana law limits the amount of fuel costs that Duke Energy Indiana can recover to an amount that will not result in earning a return in excess of that allowed by the IURC. The fuel adjustment clause is calculated based on the estimated cost of fuel in the next three-month period, and is trued up after actual costs are known. Duke Energy Indiana records any under-recovery or over-recovery resulting from the differences between estimated and actual costs as a regulatory asset or regulatory liability until it is billed or refunded to its customers, at which point it is adjusted through fuel expense.

In addition to the fuel adjustment clause, Duke Energy Indiana utilizes a purchased power tracking mechanism approved by the IURC for the recovery of costs related to certain specified purchases of power necessary to meet native load peak demand requirements to the extent such costs are not recovered through the existing fuel adjustment clause.

**Cash and Cash Equivalents.**

All highly liquid investments with maturities of three months or less at the date of acquisition are considered cash equivalents.

**Restricted Cash.**

The Duke Energy Registrants have restricted cash related primarily to collateral assets, escrow deposits, and restricted cash of

VIEs. Restricted cash balances are reflected within both Other within Current Assets and Other within Investments and Other Assets on the Consolidated Balance Sheets.

| | December 31, | |
|---|---|---|
| (in millions) | **2011** | 2010 |
| Duke Energy | **$104** | $126 |
| Duke Energy Carolinas | **—** | 2 |
| Duke Energy Ohio | **30** | 4 |
| Duke Energy Indiana | **—** | 6 |

**Inventory.** Inventory is comprised of amounts presented in the tables below and is recorded primarily using the average cost method. Inventory related to the Duke Energy Registrants' regulated operations is valued at historical cost consistent with ratemaking treatment. Materials and supplies are recorded as inventory when purchased and subsequently charged to expense or capitalized to plant when installed. Inventory related to the Duke Energy Registrants' non-regulated operations is valued at the lower of cost or market.

**Components of Inventory**

| | **December 31, 2011** | | | |
|---|---|---|---|---|
| (in millions) | Duke Energy | Duke Energy Carolinas | Duke Energy Ohio | Duke Energy Indiana |
| Materials and supplies | **$ 873** | **$505** | **$150** | **$134** |
| Coal held for electric generation | **712** | **412** | **90** | **196** |
| Natural gas | **3** | **—** | **3** | **—** |
| Total Inventory | **$1,588** | **$917** | **$243** | **$330** |

| | December 31, 2010 | | | |
|---|---|---|---|---|
| (in millions) | Duke Energy | Duke Energy Carolinas | Duke Energy Ohio | Duke Energy Indiana |
| Materials and supplies | $ 734 | $476 | $106 | $ 78 |
| Coal held for electric generation | 528 | 240 | 92 | 189 |
| Natural gas | 56 | — | 56 | — |
| Total Inventory | $1,318 | $716 | $254 | $267 |

Effective November 1, 2011, Duke Energy Ohio executed an agreement with a third party to transfer title of natural gas inventory purchased by Duke Energy Ohio to the third party. Under the agreements, the gas inventory was stored and managed for Duke Energy Ohio and was delivered on demand. As a result of the agreements, the combined natural gas inventory of approximately $50 million being held by a third party as of December 31, 2011, was classified as Other within Current Assets on the Consolidated Balance Sheets.

**Investments in Debt and Equity Securities.**

The Duke Energy Registrants classify investments into two categories — trading and available-for-sale. Trading securities are reported at fair value in the Consolidated Balance Sheets with net realized and unrealized gains and losses included in earnings each period. Available-for-sale securities are also reported at fair value on the Consolidated Balance Sheets with unrealized gains and losses included in Accumulated Other Comprehensive Income (AOCI) or a regulatory asset or liability, unless it is determined that the carrying value of an investment is other-than-temporarily impaired. Other-than-temporary impairments related to equity securities and the credit loss portion of debt securities are included in earnings, unless deferred in accordance with regulatory accounting treatment. Investments in debt and equity securities are classified as either short-term investments or long-term investments based on management's intent and ability to sell these securities, taking into consideration illiquidity factors in the current markets with respect to certain investments that have historically provided for a high degree of liquidity, such as investments in auction rate debt securities.

See Note 16 for further information on the investments in debt and equity securities, including investments held in the Nuclear Decommissioning Trust Fund (NDTF).

**Goodwill.**

Duke Energy and Duke Energy Ohio perform an annual goodwill impairment test as of August 31 each year and updates the test between annual tests if events or circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying value. Duke Energy and Duke Energy Ohio perform the annual review for goodwill impairment at the reporting unit level, which Duke Energy has determined to be an operating segment or one level below and Duke Energy Ohio has determined to be an operating segment.

The annual goodwill impairment test has historically required a two step process. However in 2011 Duke Energy and Duke Energy Ohio adopted revised accounting guidance, which allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two step goodwill impairment test. As discussed in "New Accounting Standards" below, Duke Energy and Duke Energy Ohio utilized the qualitative factors for the annual goodwill impairment test in 2011, and concluded that it was more likely than not the fair value of each reporting unit exceeded its carrying value. Thus, the two step goodwill impairment test was not necessary in 2011.

For 2010 and 2009, Duke Energy and Duke Energy Ohio tested goodwill for potential impairment utilizing the two step process. Step one of the impairment test involves comparing the estimated fair values of reporting units with their aggregate carrying values, including goodwill. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, step two must be performed to determine the amount, if any, of the goodwill impairment loss. If the carrying amount is less than fair value, further testing of goodwill impairment is not performed. For purposes of the step one analyses, determination of a reporting unit's fair value is typically based on a combination of the income approach, which estimates the fair value of reporting units based on discounted future cash flows, and the market approach, which estimates the fair value of a reporting unit based on market comparables within the utility and energy industries.

Step two of the goodwill impairment test involves comparing the implied fair value of the reporting unit's goodwill against the carrying value of the goodwill. Under step two, determining the implied fair value of goodwill requires the valuation of a reporting unit's identifiable tangible and intangible assets and liabilities as if the reporting unit had been acquired in a business combination on the testing date. The difference between the fair value of the entire reporting unit as determined in step one and the net fair value of all identifiable assets and liabilities represents the implied fair value of goodwill. The goodwill impairment charge, if any, would be the difference between the carrying amount of goodwill and the implied fair value of goodwill upon the completion of step two. See Note 12 for further information.

**Long-Lived Asset Impairments.**

The Duke Energy Registrants evaluate whether long-lived assets, excluding goodwill, have been impaired when circumstances indicate the carrying value of those assets may not be recoverable. For such long-lived assets, an impairment exists when its carrying value exceeds the sum of estimates of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. When alternative courses of action to recover the carrying amount of a long-lived asset are under consideration, a probability-weighted approach is used for developing estimates of future undiscounted cash flows. If the carrying value of the long-lived asset is not recoverable based on these estimated future undiscounted cash flows, the impairment loss is measured as the excess of the carrying value of the asset over its fair value, such that the asset's carrying value is adjusted to its estimated fair value.

Management assesses the fair value of long-lived assets using commonly accepted techniques, and may use more than one source. Sources to determine fair value include, but are not limited to, recent third party comparable sales, internally developed discounted cash flow analysis and analysis from outside advisors. Significant changes in market conditions resulting from events such as, among others, changes in commodity prices or the condition of an asset, or a change in management's intent to utilize the asset are generally viewed by management as triggering events to re-assess the cash flows related to the long-lived assets.

See Note 12 for further information.

**Property, Plant and Equipment.**

Property, plant and equipment are stated at the lower of historical cost less accumulated depreciation or fair value, if impaired. The Duke Energy Registrants capitalize all construction-related direct labor and material costs, as well as indirect construction costs. Indirect costs include general engineering, taxes and the cost of funds used during construction (see "Allowance for Funds Used During Construction (AFUDC) and Interest Capitalized," discussed below). The cost of renewals and betterments that extend the useful life of property, plant and equipment are also capitalized. The cost of repairs, replacements and major maintenance projects, which do not extend the useful life or increase the expected output of the asset, are expensed as incurred. Depreciation is generally computed over the estimated useful life of the asset using the composite straight-line method. For regulated operations, depreciation studies are conducted periodically to update the composite rates and are approved by the various state commissions. The composite weighted-average depreciation rates for each of the Duke Energy Registrants were:

| | December 31, | | |
|---|---|---|---|
| | **2011** | 2010 | 2009 |
| Duke Energy[(a)] | **3.2%** | 3.2% | 3.3% |
| Duke Energy Carolinas[(a)] | **2.6%** | 2.7% | 2.0% |
| Duke Energy Ohio | **3.5%** | 4.1% | 3.8% |
| Duke Energy Indiana | **3.4%** | 3.5% | 4.2% |

(a) Excludes nuclear fuel.

When the Duke Energy Registrants retire their regulated property, plant and equipment, it charges the original cost plus the cost of retirement, less salvage value, to accumulated depreciation, consistent with regulated rate making practices, if the retirement is considered a normal retirement. When it (i) sells entire regulated operating units, (ii) retires or sells non-regulated properties, or (iii) retires regulated property, plant and equipment and the retirement is not considered normal, the cost is removed from the property account and the related accumulated depreciation and amortization accounts are reduced. Any gain or loss is recorded in earnings, unless otherwise required by the applicable regulatory body.

See Note 10 for further information on the components and estimated useful lives of Duke Energy's property, plant and equipment.

**Nuclear Fuel.**

Amortization of nuclear fuel is included within Fuel Used in Electric Generation and Purchased Power-Regulated in the Consolidated Statements of Operations. The amortization is recorded using the units-of-production method.

**AFUDC and Interest Capitalized.**

In accordance with applicable regulatory accounting guidance, the Duke Energy Registrants record AFUDC, which represents the estimated debt and equity costs of capital funds necessary to finance the construction of new regulated facilities. Both the debt and equity components of AFUDC are non-cash amounts within the Consolidated Statements of Operations. AFUDC is capitalized as a component of the cost of Property, Plant and Equipment, with an offsetting credit to Other Income and Expenses, net on the Consolidated Statements of Operations for the equity component and as an offset to Interest Expense on the Consolidated Statements of

## Combined Notes to Consolidated Financial Statements – (Continued)

Operations for the debt component. After construction is completed, the Duke Energy Registrants are permitted to recover these costs through inclusion in the rate base and the corresponding depreciation expense or nuclear fuel expense.

AFUDC equity is recorded in the Consolidated Statements of Operations and is a permanent difference item for income tax purposes (i.e., a permanent difference between financial statement and income tax reporting), thus reducing the Duke Energy Registrants' effective tax rate during the construction phase in which AFUDC equity is being recorded. The effective tax rate is subsequently increased in future periods when the completed property, plant and equipment is placed in service and depreciation of the AFUDC equity commences. See Note 22 for information related to the impacts of AFUDC equity on the Duke Energy Registrants' effective tax rate.

For non-regulated operations, interest is capitalized during the construction phase in accordance with the applicable accounting guidance.

**Asset Retirement Obligations.**

The Duke Energy Registrants recognize asset retirement obligations for legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal use of the asset, and for conditional asset retirement obligations. The term conditional asset retirement obligation refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Thus, the timing and (or) method of settlement may be conditional on a future event. When recording an asset retirement obligation, the present value of the projected liability is recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. The present value of the liability is added to the carrying amount of the associated asset. This additional carrying amount is then depreciated over the estimated useful life of the asset.

The present value of the initial obligation and subsequent updates are based on discounted cash flows, which include estimates regarding the timing of future cash flows, the selection of discount rates and cost escalation rates, among other factors. These underlying assumptions and estimates are made as of a point in time and are subject to change. The obligations for nuclear decommissioning are based on site-specific cost studies and assume prompt dismantlement, which reflects dismantling the site after operations are ceased. The nuclear decommissioning asset retirement obligation also assumes Duke Energy Carolinas will store spent fuel on site until such time that it can be transferred to a DOE facility.

See Note 9 for further information regarding The Duke Energy Registrants' asset retirement obligations.

**Revenue Recognition and Unbilled Revenue.**

Revenues on sales of electricity and gas are recognized when either the service is provided or the product is delivered. Unbilled retail revenues are estimated by applying average revenue per kilowatt-hour or per thousand cubic feet (Mcf) for all customer classes to the number of estimated kilowatt-hours or Mcfs delivered but not billed. Unbilled wholesale energy revenues are calculated by applying the contractual rate per megawatt-hour (MWh) to the number of estimated MWh delivered but not yet billed. Unbilled wholesale demand revenues are calculated by applying the contractual rate per megawatt (MW) to the MW volume delivered but not yet billed. The amount of unbilled revenues can vary significantly from period to period as a result of numerous factors, including seasonality, weather, customer usage patterns and customer mix.

At December 31, 2011 and 2010, the Duke Energy registrants had unbilled revenues within Restricted Receivables of Variable Interest Entities and Receivables on their respective Consolidated Balance Sheets as follows:

| (in millions) | **December 31, 2011** | December 31, 2010 |
|---|---|---|
| Duke Energy | **$674** | $751 |
| Duke Energy Carolinas | **293** | 322 |
| Duke Energy Ohio[(a)] | **50** | 54 |
| Duke Energy Indiana | **2** | 12 |

(a) Primarily relates to wholesale sales within the Commercial Power segment.

Additionally, Duke Energy Ohio, including Duke Energy Kentucky, and Duke Energy Indiana sell, on a revolving basis, a portion of their retail and wholesale accounts receivable to CRC. These transfers meet sales/derecognition criteria and therefore, Duke Energy Ohio and Duke Energy Indiana, account for the transfers of receivables to CRC as sales, and accordingly the receivables sold are not reflected on the Consolidated Balance Sheets of Duke Energy Ohio and Duke Energy Indiana. Receivables for unbilled revenues related to retail and wholesale accounts receivable at Duke Energy Ohio and Duke Energy Indiana included in the sales of accounts receivable to CRC at December 31, 2011 and 2010 were as follows:

| (in millions) | **December 31, 2011** | December 31, 2010 |
|---|---|---|
| Duke Energy Ohio | **$ 89** | $112 |
| Duke Energy Indiana | **115** | 125 |

See Note 17 for additional information.

**Accounting for Risk Management, Hedging Activities and Financial Instruments.**

The Duke Energy Registrants may use a number of different derivative and non-derivative instruments in connection with its commodity price, interest rate and foreign currency risk management activities, including swaps, futures, forwards and options. All derivative instruments except for those that qualify for the normal purchase/normal sale (NPNS) exception within the accounting guidance for derivatives are recorded on the Consolidated Balance Sheets at their fair value. The effective portion of the change in the fair value of derivative instruments designated as cash flow hedges is recorded in AOCI. The effective portion of the change in the fair value of a fair value hedge is offset in net income by changes in the hedged item. The Duke Energy Registrants may designate qualifying derivative instruments as either cash flow hedges or fair value hedges, while others either have not been designated as hedges or do not qualify as a hedge (hereinafter referred to as undesignated contracts).

For all contracts accounted for as a hedge, the Duke Energy Registrants prepare formal documentation of the hedge in accordance with the accounting guidance for derivatives. In addition, at inception and at least every three months thereafter, the Duke Energy Registrants formally assess whether the hedge contract is highly effective in offsetting changes in cash flows or fair values of hedged items. The Duke Energy Registrants document hedging activity by transaction type (futures/swaps) and risk management strategy (commodity price risk/interest rate risk).

See Note 14 for additional information and disclosures regarding risk management activities and derivative transactions and balances.

**Captive Insurance Reserves.**

Duke Energy has captive insurance subsidiaries which provide coverage, on an indemnity basis, to Duke Energy entities as well as certain third parties, on a limited basis, for various business risks and losses, such as property, business interruption, workers' compensation and general liability. Liabilities include provisions for estimated losses incurred but not yet reported (IBNR), as well as provisions for known claims which have been estimated on a claims-incurred basis. IBNR reserve estimates involve the use of assumptions and are primarily based upon historical loss experience, industry data and other actuarial assumptions. Reserve estimates are adjusted in future periods as actual losses differ from historical experience.

Duke Energy, through its captive insurance entities, also has reinsurance coverage with third parties, which provides reimbursement for certain losses above a per occurrence and/or aggregate retention. Duke Energy recognizes a reinsurance receivable for recovery of incurred losses under its captive's reinsurance coverage once realization of the receivable is deemed probable.

**Unamortized Debt Premium, Discount and Expense.**

Premiums, discounts and expenses incurred with the issuance of outstanding long-term debt are amortized over the terms of the debt issues. Any call premiums or unamortized expenses associated with refinancing higher-cost debt obligations to finance regulated assets and operations are amortized consistent with regulatory treatment of those items, where appropriate. The amortization expense is recorded as a component of interest expense in the Consolidated Statements of Operations and is reflected as Depreciation and amortization within Net cash provided by operating activities on the Consolidated Statements of Cash Flows.

**Loss Contingencies and Environmental Liabilities.**

The Duke Energy Registrants are involved in certain legal and environmental matters that arise in the normal course of business. Contingent losses are recorded when it is determined that it is probable that a loss has occurred and the amount of the loss can be reasonably estimated. When a range of the probable loss exists and no amount within the range is a better estimate than any other amount, the Duke Energy Registrants record a loss contingency at the minimum amount in the range. Unless otherwise required by GAAP, legal fees are expensed as incurred.

Environmental liabilities are recorded on an undiscounted basis when the necessity for environmental remediation becomes probable and the costs can be reasonably estimated, or when other potential environmental liabilities are reasonably estimable and probable. The Duke Energy Registrants expense environmental expenditures related to conditions caused by past operations that do not generate current or future revenues. Certain environmental expenses receive regulatory accounting treatment, under which the expenses are recorded as regulatory assets. Environmental expenditures related to operations that generate current or future revenues are expensed or capitalized, as appropriate.

See Note 5 for further information.

**Pension and Other Post-Retirement Benefit Plans.**

Duke Energy maintains qualified, non-qualified and other post-retirement benefit plans. Duke Energy Carolinas, Duke Energy Ohio and Duke Energy Indiana employees participate in Duke Energy's qualified, non-qualified and other post-retirement benefit plans and are allocated their proportionate share of benefit costs by Duke Energy. See Note 21 for information related to Duke Energy's benefit plans, including certain accounting policies associated with these plans.

**Severance and Special Termination Benefits.**

Duke Energy has an ongoing severance plan under which, in general, the longer a terminated employee worked prior to termination the greater the amount of severance benefits. Duke Energy records a liability for involuntary severance once an involuntary severance plan is committed to by management, or sooner, if involuntary severances are probable and the related severance benefits can be reasonably estimated. For involuntary severance benefits that are incremental to its ongoing severance plan benefits, Duke Energy measures the obligation and records the expense at its fair value at the communication date if there are no future service requirements, or, if future service is required to receive the termination benefit, ratably over the service period. From time to time, Duke Energy offers special termination benefits under voluntary severance programs. Special

## Combined Notes to Consolidated Financial Statements – (Continued)

termination benefits are measured upon employee acceptance and recorded immediately absent a significant retention period. If a significant retention period exists, the cost of the special termination benefits are recorded ratably over the remaining service periods of the affected employees. Employee acceptance of voluntary severance benefits is determined by management based on the facts and circumstances of the special termination benefits being offered. See Note 19 for further information.

**Guarantees.**

Upon issuance or modification of a guarantee, Duke Energy recognizes a liability at the time of issuance or material modification for the estimated fair value of the obligation it assumes under that guarantee, if any. Fair value is estimated using a probability-weighted approach. Duke Energy reduces the obligation over the term of the guarantee or related contract in a systematic and rational method as risk is reduced under the obligation. Any additional contingent loss for guarantee contracts subsequent to the initial recognition of a liability in accordance with applicable accounting guidance is accounted for and recognized at the time a loss is probable and the amount of the loss can be reasonably estimated.

Duke Energy has entered into various indemnification agreements related to purchase and sale agreements and other types of contractual agreements with vendors and other third parties. These agreements typically cover environmental, tax, litigation and other matters, as well as breaches of representations, warranties and covenants. Typically, claims may be made by third parties for various periods of time, depending on the nature of the claim. Duke Energy's potential exposure under these indemnification agreements can range from a specified to an unlimited dollar amount, depending on the nature of the claim and the particular transaction. See Note 7 for further information.

**Other Current and Non-Current Liabilities.**

At December 31, 2011 and 2010, $251 million and $248 million, respectively, of liabilities associated with vacation accrued are included in Other within Current Liabilities in the Consolidated Balance Sheets of Duke Energy. As of December 31, 2010, this balance exceeded 5% of total current liabilities.

At December 31, 2011 and 2010, $92 million and $89 million, respectively, of liabilities associated with vacation accrued were included in Other Current Liabilities in the Consolidated Balance Sheets of Duke Energy Carolinas. At December 31, 2010, this balance exceeded 5% of total current liabilities.

**Stock-Based Compensation.**

Stock-based compensation represents the cost related to stock-based awards granted to employees. Duke Energy recognizes stock-based compensation based upon the estimated fair value of the awards, net of estimated forfeitures. The recognition period for these costs begin at either the applicable service inception date or grant date and continues throughout the requisite service period, or for certain share-based awards until the employee becomes retirement eligible, if earlier. Share-based awards, including stock options, but not performance shares, granted to employees that are already retirement eligible are deemed to have vested immediately upon issuance, and therefore, compensation cost for those awards is recognized by the date such awards are granted. See Note 20 for further information.

**Accounting For Purchases and Sales of Emission Allowances.**

Emission allowances are issued by the Environmental Protection Agency (EPA) at zero cost and permit the holder of the allowance to emit certain gaseous by-products of fossil fuel combustion, including sulfur dioxide ($SO_2$) and nitrogen oxide ($NO_x$). Allowances may also be bought and sold via third party transactions. Allowances allocated to or acquired by the Duke Energy Registrants are held primarily for consumption. The Duke Energy Registrants record emission allowances as Intangible Assets on their Consolidated Balance Sheets at cost and recognize the allowances in earnings as they are consumed or sold. Gains or losses on sales of emission allowances by regulated businesses that do not provide for direct recovery through a cost tracking mechanism and non-regulated businesses are presented in Gains (Losses) on Sales of Other Assets and Other, net, in the accompanying Consolidated Statements of Operations. For regulated businesses that provide for direct recovery of emission allowances, any gain or loss on sales of recoverable emission allowances are included in the rate structure of the regulated entity and are deferred as a regulatory asset or liability. Future rates charged to retail customers are impacted by any gain or loss on sales of recoverable emission allowances. Purchases and sales of emission allowances are presented gross as investing activities on the Consolidated Statements of Cash Flows. See Note 12 for discussion regarding the impairment of the carrying value of certain emission allowances in 2011 and 2010.

**Income Taxes.**

Duke Energy and its subsidiaries file a consolidated federal income tax return and other state and foreign jurisdictional returns as required. Deferred income taxes have been provided for temporary differences between the GAAP and tax carrying amounts of assets and liabilities. These differences create taxable or tax-deductible amounts for future periods. Investment tax credits (ITC) associated with regulated operations are deferred and are amortized as a reduction of income tax expense over the estimated useful lives of the related properties.

Duke Energy Carolinas, Duke Energy Ohio and Duke Energy Indiana entered into a tax sharing agreement with Duke Energy, where the separate return method is used to allocate tax expenses and benefits to the subsidiaries whose investments or results of operations provide these tax expenses or benefits. The accounting for income taxes essentially represents the income taxes that the

Subsidiary Registrants would incur if the Subsidiary Registrants were a separate company filing their own federal tax return as a C-Corporation. The Duke Energy Registrants record unrecognized tax benefits for positions taken or expected to be taken on tax returns, including the decision to exclude certain income or transactions from a return, when a more-likely-than-not threshold is met for a tax position and management believes that the position will be sustained upon examination by the taxing authorities. Management evaluates each position based solely on the technical merits and facts and circumstances of the position, assuming the position will be examined by a taxing authority having full knowledge of all relevant information. The Duke Energy Registrants record the largest amount of the unrecognized tax benefit that is greater than 50% likely of being realized upon settlement or effective settlement. Management considers a tax position effectively settled for the purpose of recognizing previously unrecognized tax benefits when the following conditions exist: (i) the taxing authority has completed its examination procedures, including all appeals and administrative reviews that the taxing authority is required and expected to perform for the tax positions, (ii) the Duke Energy Registrants do not intend to appeal or litigate any aspect of the tax position included in the completed examination, and (iii) it is remote that the taxing authority would examine or reexamine any aspect of the tax position. Deferred taxes are not provided on translation gains and losses where the Duke Energy Registrants expect earnings of a foreign operation to be indefinitely reinvested.

The Duke Energy Registrants record, as it relates to taxes, interest expense as Interest Expense and interest income and penalties in Other Income and Expenses, net, in the Consolidated Statements of Operations.

See Note 22 for further information.

**Accounting for Renewable Energy Tax Credits and Grants Under the American Recovery and Reinvestment Act of 2009.**

In 2009, The American Recovery and Reinvestment Act of 2009 (the Stimulus Bill) was signed into law, which provides tax incentives in the form of ITC or cash grants for renewable energy facilities and renewable generation property either placed in service through specified dates or for which construction has begun prior to specified dates. Under the Stimulus Bill, Duke Energy may elect an ITC, which is determined based on a percentage of the tax basis of the qualified property placed in service, for property placed in service after 2008 and before 2014 (2013 for wind facilities) or a cash grant, which allows entities to elect to receive a cash grant in lieu of the ITC for certain property either placed in service in 2009 or 2010 or for which construction begins in 2009 and 2010. In 2010, the Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010 (the 2010 Tax Relief Act) extended the cash grant program for renewable energy property for one additional year, through 2011. When Duke Energy elects either the ITC or cash grant on Commercial Power's wind facilities that meet the stipulations of the Stimulus Bill, Duke Energy reduces the basis of the property recorded on the Consolidated Balance Sheets by the amount of the ITC or cash grant and, therefore, the ITC or grant benefit is recognized ratably over the life of the associated asset through reduced depreciation expense. Additionally, certain tax credits and government grants received under the Stimulus Bill provide for an incremental initial tax depreciable base in excess of the carrying value for GAAP purposes, creating an initial deferred tax asset equal to the tax effect of one half of the ITC or government grant. Duke Energy records the deferred tax benefit as a reduction to income tax expense in the period that the basis difference is created.

**Excise Taxes.**

Certain excise taxes levied by state or local governments are collected by the Duke Energy Registrants from its customers. These taxes, which are required to be paid regardless of the Duke Energy Registrants' ability to collect from the customer, are accounted for on a gross basis. When the Duke Energy Registrants act as an agent, and the tax is not required to be remitted if it is not collected from the customer, the taxes are accounted for on a net basis. The Duke Energy Registrants' excise taxes accounted for on a gross basis and recorded as operating revenues in the accompanying Consolidated Statements of Operations were as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| (in millions) | **2011** | 2010 | 2009 |
| Duke Energy Carolinas | **$153** | $156 | $132 |
| Duke Energy Ohio | **109** | 115 | 117 |
| Duke Energy Indiana | **31** | 29 | 27 |
| Total Duke Energy | **$293** | $300 | $276 |

**Foreign Currency Translation.**

The local currencies of Duke Energy's foreign operations have been determined to be their functional currencies, except for certain foreign operations whose functional currency has been determined to be the U.S. Dollar, based on an assessment of the economic circumstances of the foreign operation. Assets and liabilities of foreign operations, except for those whose functional currency is the U.S. Dollar, are translated into U.S. Dollars at the exchange rates at period end. Translation adjustments resulting from fluctuations in exchange rates are included as a separate component of AOCI. Revenue and expense accounts of these operations are translated at average exchange rates prevailing during the year. Gains and losses arising from balances and transactions denominated in currencies other than the functional currency are included in the results of operations in the period in which they occur.

**Statements of Consolidated Cash Flows.**

The Duke Energy Registrants have made certain classification elections within their Consolidated Statements of Cash Flows. Cash flows from discontinued operations are combined with cash flows

## Combined Notes to Consolidated Financial Statements – (Continued)

from continuing operations within operating, investing and financing cash flows within the Consolidated Statements of Cash Flows. With respect to cash overdrafts, book overdrafts are included within operating cash flows while bank overdrafts are included within financing cash flows.

**Dividend Restrictions and Unappropriated Retained Earnings.**

Duke Energy does not have any legal, regulatory or other restrictions on paying common stock dividends to shareholders. However, as further described in Note 4, due to conditions established by regulators at the time of the Duke Energy/Cinergy merger in April 2006, certain wholly-owned subsidiaries, including the Subsidiary Registrants, have restrictions on paying dividends or otherwise advancing funds to Duke Energy. At December 31, 2011 and 2010, an insignificant amount of Duke Energy's consolidated Retained Earnings balance represents undistributed earnings of equity method investments.

**New Accounting Standards.**

The following new accounting standards were adopted by Duke Energy during the year ended December 31, 2011 and the impact of such adoption, if applicable has been presented in the accompanying Consolidated Financial Statements:

***Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 605 — Revenue Recognition.*** In October 2009, the FASB issued new revenue recognition accounting guidance in response to practice concerns related to the accounting for revenue arrangements with multiple deliverables. This new accounting guidance primarily applies to all contractual arrangements in which a vendor will perform multiple revenue generating activities and addresses the unit of accounting for arrangements involving multiple deliverables, as well as how arrangement consideration should be allocated to the separate units of accounting. For the Duke Energy Registrants, the new accounting guidance was effective January 1, 2011, and applied on a prospective basis. This new accounting guidance did not have a material impact to the consolidated results of operations, cash flows or financial position of the Duke Energy Registrants.

*ASC 805 — Business Combinations*. In November 2010, the FASB issued new accounting guidance in response to diversity in the interpretation of pro forma information disclosure requirements for business combinations. The new accounting guidance requires an entity to present pro forma financial information as if a business combination occurred at the beginning of the earliest period presented as well as additional disclosures describing the nature and amount of material, nonrecurring pro forma adjustments. This new accounting guidance was effective January 1, 2011, and will be applied to all business combinations consummated after that date.

***ASC 820 — Fair Value Measurements and Disclosures.*** In January 2010, the FASB amended existing fair value measurements and disclosures accounting guidance to clarify certain existing disclosure requirements and to require a number of additional disclosures, including amounts and reasons for significant transfers between the three levels of the fair value hierarchy, and presentation of certain information in the reconciliation of recurring Level 3 measurements on a gross basis. For the Duke Energy Registrants, certain portions of this revised accounting guidance were effective on January 1, 2010, with additional disclosures effective for periods beginning January 1, 2011. The adoption of this accounting guidance resulted in additional disclosure in the notes to the consolidated financial statements but did not have an impact on the Duke Energy Registrants' consolidated results of operations, cash flows or financial position. See Note 15 for additional disclosures required by the revised accounting guidance in ASC 820.

***ASC 350 — Intangibles–Goodwill and Other.*** In September 2011, the FASB amended existing goodwill impairment testing accounting guidance to provide an entity testing goodwill for impairment with the option of performing a qualitative assessment prior to calculating the fair value of a reporting unit in step one of a goodwill impairment test. Under this revised guidance, a qualitative assessment would require an evaluation of economic, industry, and company-specific considerations. If an entity determines, on a basis of such qualitative factors, that the fair value of a reporting unit is more likely than not less than the carrying value of a reporting unit, the two-step impairment test, as required under pre-existing applicable accounting guidance, would be required. Otherwise, no further impairment testing would be required. The revised goodwill impairment testing accounting guidance is effective for the Duke Energy Registrants' annual and interim goodwill impairment tests performed for fiscal years beginning January 1, 2012, with early adoption of this revised guidance permitted for annual and interim goodwill impairment tests performed as of a date before September 15, 2011. Since annual goodwill impairment tests are performed by Duke Energy as of August 31, the Duke Energy Registrants early adopted this revised accounting guidance during the third quarter of 2011 and applied that guidance to their annual goodwill impairment tests for 2011.

The following new accounting standards were adopted by Duke Energy during the year ended December 31, 2010 and the impact of such adoption, if applicable has been presented in the accompanying Consolidated Financial Statements:

***ASC 860 — Transfers and Servicing.*** In June 2009, the FASB issued revised accounting guidance for transfers and servicing of financial assets and extinguishment of liabilities, to require additional information about transfers of financial assets, including securitization transactions, as well as additional information about an enterprise's continuing exposure to the risks related to transferred financial assets. This revised accounting guidance eliminated the concept of a Qualifying Special Purpose Entity (QSPE) and required those entities which were not subject to consolidation under previous accounting rules to now be assessed for consolidation. In addition, this accounting guidance clarified and amended the derecognition criteria for transfers of financial assets (including transfers of portions of

## Combined Notes to Consolidated Financial Statements – (Continued)

financial assets) and required additional disclosures about a transferor's continuing involvement in transferred financial assets. For Duke Energy, this revised accounting guidance was effective prospectively for transfers of financial assets occurring on or after January 1, 2010, and early adoption of this statement was prohibited. Since 2002, Duke Energy Ohio, Duke Energy Indiana, and Duke Energy Kentucky have sold, on a revolving basis, nearly all of their accounts receivable and related collections through CRC, a bankruptcy-remote QSPE. The securitization transaction was structured to meet the criteria for sale accounting treatment, and accordingly, Duke Energy did not consolidate CRC, and the transfers were accounted for as sales. Effective with adoption of this revised accounting guidance and ASC 810-Consolidation (ASC 810), as discussed below, the accounting treatment and/or financial statement presentation of Duke Energy's accounts receivable securitization programs was impacted as Duke Energy began consolidating CRC effective January 1, 2010. Duke Energy Ohio's and Duke Energy Indiana's sales of accounts receivable and related financial statement presentation were not impacted by the adoption of ASC 860. See Note 17 for additional information.

***ASC 810 — Consolidations.*** In June 2009, the FASB amended existing consolidation accounting guidance to eliminate the exemption from consolidation for QSPEs, and clarified, but did not significantly change, the criteria for determining whether an entity meets the definition of a VIE. This revised accounting guidance also required an enterprise to qualitatively assess the determination of the primary beneficiary of a VIE based on whether that enterprise has both the power to direct the activities that most significantly impact the economic performance of a VIE and the obligation to absorb losses or the right to receive benefits of a VIE that could potentially be significant to a VIE. In addition, this revised accounting guidance modified existing accounting guidance to require an ongoing evaluation of a VIE's primary beneficiary and amended the types of events that trigger a reassessment of whether an entity is a VIE. Furthermore, this accounting guidance required enterprises to provide additional disclosures about their involvement with VIEs and any significant changes in their risk exposure due to that involvement.

For the Duke Energy Registrants, this accounting guidance was effective beginning on January 1, 2010, and is applicable to all entities in which Duke Energy is involved, including entities previously subject to existing accounting guidance for VIEs, as well as any QSPEs that existed as of the effective date. Effective with adoption of this revised accounting guidance, the accounting treatment and/or financial statement presentation of Duke Energy's accounts receivable securitization programs were impacted as Duke Energy began consolidating CRC effective January 1, 2010. Duke Energy Ohio's and Duke Energy Indiana's sales of accounts receivable and related financial statement presentation were not impacted by the adoption of ASC 810. This revised accounting guidance did not have a significant impact on any of the Duke Energy Registrants' other interests in VIEs. See Note 17 for additional disclosures required by the revised accounting guidance in ASC 810.

***ASC 820 — Fair Value Measurements and Disclosures.*** In January 2010, the FASB amended existing fair value measurements and disclosures accounting guidance to clarify certain existing disclosure requirements and to require a number of additional disclosures, including amounts and reasons for significant transfers between the three levels of the fair value hierarchy, and presentation of certain information in the reconciliation of recurring Level 3 measurements on a gross basis. For the Duke Energy Registrants, certain portions of this revised accounting guidance were effective on January 1, 2010, with additional disclosures effective for periods beginning January 1, 2011. The initial adoption of this accounting guidance resulted in additional disclosure in the notes to the consolidated financial statements but did not have an impact on the Duke Energy Registrants' consolidated results of operations, cash flows or financial position.

The following new accounting standards were adopted by Duke Energy during the year ended December 31, 2009 and the impact of such adoption, if applicable has been presented in the accompanying Consolidated Financial Statements:

***ASC 105 — Generally Accepted Accounting Principles.*** In June 2009, the FASB amended ASC 105 for the ASC, which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP. On the effective date of the changes to ASC 105, which was for financial statements issued for interim and annual periods ending after September 15, 2009, the ASC supersedes all then-existing non-SEC accounting and reporting standards. Under the ASC, all of its content carries the same level of authority and the GAAP hierarchy includes only two levels of GAAP: authoritative and non-authoritative. While the adoption of the ASC did not have an impact on the accounting followed in the Duke Energy Registrants' consolidated financial statements, the ASC impacted the references to authoritative and non-authoritative accounting literature contained within the Notes.

***ASC 805 — Business Combinations.*** In December 2007, the FASB issued revised guidance related to the accounting for business combinations. This revised guidance retained the fundamental requirement that the acquisition method of accounting be used for all business combinations and that an acquirer be identified for each business combination. This statement also established principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling (minority) interests in an acquiree, and any goodwill acquired in a business combination or gain recognized from a bargain purchase. For Duke Energy, this revised guidance is applied prospectively to business combinations for which the acquisition date occurred on or after January 1, 2009. The impact to Duke Energy of applying this revised guidance for periods subsequent to implementation will be dependent upon the nature of any

## Combined Notes to Consolidated Financial Statements – (Continued)

transactions within the scope of ASC 805. The revised guidance of ASC 805 changed the accounting for income taxes related to prior business combinations, such as Duke Energy's merger with Cinergy. Effective January 1, 2009, the resolution of any tax contingencies relating to Cinergy that existed as of the date of the merger are required to be reflected in the Consolidated Statements of Operations instead of being reflected as an adjustment to the purchase price via an adjustment to goodwill.

***ASC 810.*** In December 2007, the FASB amended ASC 810 to establish accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary and to clarify that a noncontrolling interest in a subsidiary is an ownership interest in a consolidated entity that should be reported as equity in the consolidated financial statements. This amendment also changed the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. In addition, this amendment established a single method of accounting for changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation. For the Duke Energy Registrants, this amendment was effective as of January 1, 2009, and has been applied prospectively, except for certain presentation and disclosure requirements that were applied retrospectively. The adoption of these provisions of ASC 810 impacted the presentation of noncontrolling interests in the Duke Energy Registrants' Consolidated Financial Statements, as well as the calculation of the Duke Energy Registrants' effective tax rate.

***ASC 815 — Derivatives and Hedging.*** In March 2008, the FASB amended and expanded the disclosure requirements for derivative instruments and hedging activities required under ASC 815. The amendments to ASC 815 requires qualitative disclosures about objectives and strategies for using derivatives, volumetric data, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. The Duke Energy Registrants adopted these disclosure requirements as of January 1, 2009. The adoption of the amendments to ASC 815 did not have any impact on the Duke Energy Registrants' consolidated results of operations, cash flows or financial position. See Note 14 for the disclosures required under ASC 815.

***ASC 715 — Compensation — Retirement Benefits.*** In December 2008, the FASB amended ASC 715 to require more detailed disclosures about employers' plan assets, concentrations of risk within plan assets, and valuation techniques used to measure the fair value of plan assets. Additionally, companies will be required to disclose their pension assets in a fashion consistent with ASC 820 — *Fair Value Measurements and Disclosures* (i.e., Level 1, 2, and 3 of the fair value hierarchy) along with a roll-forward of the Level 3 values each year. For the Duke Energy Registrants, these amendments to ASC 715 were effective for the Duke Energy Registrants' Form 10-K for the year ended December 31, 2009. The adoption of these new disclosure requirements did not have any impact on the Duke Energy Registrants' results of operations, cash flows or financial position. See Note 21 for the disclosures required under ASC 715.

The following new Accounting Standards Updates (ASU) have been issued, but have not yet been adopted by Duke Energy, as of December 31, 2011:

***ASC 820 — Fair Value Measurements and Disclosures.*** In May 2011, the FASB amended existing requirements for measuring fair value and for disclosing information about fair value measurements. This revised guidance results in a consistent definition of fair value, as well as common requirements for measurement and disclosure of fair value information between U.S. GAAP and International Financial Reporting Standards (IFRS). In addition, the amendments set forth enhanced disclosure requirements with respect to recurring Level 3 measurements, nonfinancial assets measured or disclosed at fair value, transfers between levels in the fair value hierarchy, and assets and liabilities disclosed but not recorded at fair value. For the Duke Energy Registrants, the revised fair value measurement guidance is effective on a prospective basis for interim and annual periods beginning January 1, 2012. Duke Energy is currently evaluating the potential impact of the adoption of this revised guidance and is unable to estimate at this time the impact of adoption on its consolidated results of operations, cash flows, or financial position.

***ASC 220 — Comprehensive Income.*** In June 2011, the FASB amended the existing requirements for presenting comprehensive income in financial statements primarily to increase the prominence of items reported in other comprehensive income (OCI) and to facilitate the convergence of U.S. GAAP and IFRS. Specifically, the revised guidance eliminates the option currently provided under existing requirements to present components of OCI as part of the statement of changes in stockholders' equity. Accordingly, all non-owner changes in stockholders' equity will be required to be presented either in a single continuous statement of comprehensive income or in two separate but consecutive financial statements. For the Duke Energy Registrants, this revised guidance is effective on a retrospective basis for interim and annual periods beginning January 1, 2012. Early adoption of this revised guidance is permitted. Duke Energy is currently evaluating the revised requirements for presenting comprehensive income in its financial statements and is unable to estimate at this time the impact of adoption of this revised guidance on its consolidated results of operations.

***ASC 210 — Balance Sheet.*** In December 2011, the FASB issued revised accounting guidance to amend the existing disclosure requirements for offsetting financial assets and liabilities to enhance current disclosures, as well as to improve comparability of balance sheets prepared under U.S. GAAP and IFRS. The revised disclosure guidance affects all companies that have financial instruments and derivative instruments that are either offset in the balance sheet (i.e., presented on a net basis) or subject to an enforceable master netting and/or similar arrangement. In addition, the revised guidance requires that certain enhanced quantitative and qualitative disclosures be made with respect to a company's netting arrangements and/or rights of setoff associated with its financial instruments and/or derivative instruments. For the Duke Energy Registrants, the revised disclosure guidance is effective on a retrospective basis for interim and annual periods beginning January 1, 2013. Duke Energy is currently evaluating the potential impact of the adoption of this revised guidance and is unable to estimate at this time the impact of adoption on its consolidated results of financial position.

## 2. ACQUISITIONS AND DISPOSITIONS OF BUSINESSES AND SALES OF OTHER ASSETS

### Acquisitions.

The Duke Energy Registrants consolidate assets and liabilities from acquisitions as of the purchase date, and include earnings from acquisitions in consolidated earnings after the purchase date.

### Duke Energy

On January 8, 2011, Duke Energy entered into an Agreement and Plan of Merger (Merger Agreement) among Diamond Acquisition Corporation, a North Carolina corporation and Duke Energy's wholly-owned subsidiary (Merger Sub) and Progress Energy, Inc. (Progress Energy), a North Carolina corporation. Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Progress Energy with Progress Energy continuing as the surviving corporation and a wholly-owned subsidiary of Duke Energy.

Pursuant to the Merger Agreement, upon the closing of the merger, each issued and outstanding share of Progress Energy common stock will automatically be canceled and converted into the right to receive 2.6125 shares of common stock of Duke Energy, subject to appropriate adjustment for a reverse stock split of the Duke Energy common stock as contemplated in the Merger Agreement and except that any shares of Progress Energy common stock that are owned by Progress Energy or Duke Energy, other than in a fiduciary capacity, will be canceled without any consideration therefor. Each outstanding option to acquire, and each outstanding equity award relating to, one share of Progress Energy common stock will be converted into an option to acquire, or an equity award relating to 2.6125 shares of Duke Energy common stock, as applicable, subject to appropriate adjustment for the reverse stock split. Based on Progress Energy shares outstanding at December 31, 2011, Duke Energy would issue 771 million shares of common stock to convert the Progress Energy common shares in the merger under the unadjusted exchange ratio of 2.6125. The exchange ratio will be adjusted proportionately to reflect a 1-for-3 reverse stock split with respect to the issued and outstanding Duke Energy common stock that Duke Energy plans to implement prior to, and conditioned on, the completion of the merger. The resulting adjusted exchange ratio is 0.87083 of a share of Duke Energy common stock for each share of Progress Energy common stock. Based on Progress Energy shares outstanding at December 31, 2011, Duke Energy would issue 257 million shares of common stock, after the effect of the 1-for-3 reverse stock split, to convert the Progress Energy common shares in the merger. The merger will be accounted for under the acquisition method of accounting with Duke Energy treated as the acquirer, for accounting purposes. Based on the market price of Duke Energy common stock on December 31, 2011, the transaction would be valued at $17 billion and would result in incremental recorded goodwill to Duke Energy of $11 billion, according to current estimates. Duke Energy would also assume all of Progress Energy's outstanding debt, which is estimated to be $15 billion based on the approximate fair value of Progress Energy's outstanding indebtedness at December 31, 2011. The Merger Agreement has been unanimously approved by both companies' Boards of Directors.

The merger is conditioned upon, among other things, approval by the shareholders of both companies, as well as expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and approval by the FERC, the Federal Communications Commission (FCC), the NRC, the NCUC, and the KPSC. Duke Energy and Progress Energy also are seeking review of the merger by the PSCSC and approval of the joint dispatch agreement by the PSCSC. Although there are no merger-specific regulatory approvals required in Indiana, Ohio or Florida, the companies will continue to update the public services commissions in those states on the merger, as applicable and as required. The status of regulatory approvals is as follows:

- On April 4, 2011, Duke Energy and Progress Energy, jointly filed applications with the FERC for the approval of the merger, the Joint Dispatch Agreement and the joint Open Access Transmission Tariff (OATT). On September 30, 2011, the FERC conditionally approved the merger, subject to approval of mitigation measures to address its finding that the combined company could have an adverse effect on competition in wholesale power markets in the Duke Energy Carolinas and Progress Energy Carolinas East balancing authority areas. On October 17, 2011, Duke Energy and Progress Energy filed their plan for mitigating the FERC's concerns by proposing to offer on a daily basis a certain quantity of power during summer and winter periods to the extent it is available after serving native load and existing firm obligations. On December 14, 2011, the FERC issued an order rejecting Duke Energy and Progress Energy's proposed mitigation plan, finding that the proposed mitigation plans submitted by the companies did not adequately address the market power issues. In a separate order issued December 14, 2011, the FERC dismissed the applications for approval of the Joint Dispatch Agreement and the joint OATT without prejudice to the right to refile them if Duke Energy and Progress Energy decide to file another mitigation plan to address the FERC's market power concerns stated in the FERC's September 30, 2011 order.

- On April 4, 2011, Duke Energy and Progress Energy filed a merger application and joint dispatch agreement with the NCUC. On September 2, 2011, Duke Energy, Progress Energy and the NC Public Staff filed a settlement agreement with the NCUC. Under the settlement agreement, the companies will guarantee North Carolina customers their allocable share of $650 million in savings related to fuel and joint dispatch of generation assets over the first five years after the merger closes, continue community financial support for a minimum of four years, contribute to weatherization efforts of low-income customers and workforce development during the first year after the merger closes and agree not to recover direct merger-related costs. A public hearing occurred September 20-22, 2011 and proposed orders and briefs were filed November 23, 2011. Duke Energy is required by regulatory conditions imposed by the NCUC to file with the NCUC a thirty-day advance notice of certain FERC filings prior to filing with the FERC. Accordingly, Duke Energy filed advance notice of the revised FERC mitigation plan on February 22, 2012. Duke Energy and Progress Energy may file the mitigation plan with the FERC after approval from the NCUC.

- On April 25, 2011, Duke Energy and Progress Energy, on behalf of their utility companies Duke Energy Carolinas and Progress Energy Carolinas, filed an application requesting the PSCSC to review the merger and approve the proposed Joint Dispatch Agreement and the prospective future merger of Duke Energy Carolinas and Progress Energy Carolinas. On September 13, 2011, Duke Energy and Progress Energy withdrew their application seeking approval for the future merger of their Carolinas utility companies, Duke Energy Carolinas and Progress Energy Carolinas, as the merger of these entities is not likely to occur for several years after the close of the merger. Hearings occurred the week of December 12, 2011 and proposed orders and briefs were filed on December 20, 2011. Duke Energy Carolinas and Progress Energy Carolinas committed at the hearing that, as a condition for the PSCSC approving the proposed Joint Dispatch Agreement, Duke Energy Carolinas and Progress Energy Carolinas will give their South Carolina customers "most favored nations" treatment. Thus, Duke Energy Carolinas' and Progress Energy Carolinas' South Carolina customers will receive pro rata benefits equivalent to those approved by the NCUC in connection with the NCUC's review of the merger application. Duke Energy Carolinas and Progress Energy Carolinas are awaiting a PSCSC order in this case. Duke Energy Carolinas and Progress Energy Carolinas intend to describe and explain the mitigation plan to the PSCSC in an authorized ex parte briefing in the first quarter of 2012.

- On March 17, 2011, Duke Energy filed an initial registration statement on Form S-4 with the Securities and Exchange Commission (SEC) for shares to be issued to consummate the merger with Progress Energy. On July 7, 2011, the Form S-4 was declared effective by the SEC, and the joint proxy statement/prospectus contained in the Form S-4 was mailed to the shareholders of both companies thereafter. On August 23, 2011, Duke Energy and Progress Energy shareholders approved the proposed merger. In addition, Duke Energy shareholders approved a 1-for-3 reverse stock split.

- On March 28, 2011, Duke Energy and Progress Energy submitted Hart-Scott-Rodino antitrust filings to the U.S. Department of Justice (DOJ) and the Federal Trade Commission (FTC). The 30 day notice period expired without further action by the DOJ; therefore, the companies had clearance to close the merger on April 27, 2011. This clearance is effective for one year. Because the merger is not expected to close by the end of April 2011, the parties will resubmit antitrust filings prior to the April 26, 2012 expiration so as to ensure that there is no gap in the clearance period under the Hart-Scott-Rodino Act.

- On March 30, 2011, Progress Energy made filings with the NRC for approval for indirect transfer of control of licenses for Progress Energy's nuclear facilities to include Duke Energy as the ultimate parent corporation on these licenses. On December 2, 2011, the NRC approved the indirect transfer of control of Progress Energy's nuclear stations to include Duke Energy as the parent corporation of the licenses.

- On April 4, 2011, Duke Energy and Progress Energy filed a merger application with the KPSC. On June 24, 2011, Duke Energy and Progress Energy filed a settlement agreement with the Attorney General. A public hearing occurred on July 8, 2011. An order conditionally approving the merger was issued on August 2, 2011. On September 15, 2011, Duke Energy and Progress Energy filed for approval of a stipulation revising one of the merger conditions contained in the KPSC order. On October 28, 2011, the KPSC issued an order approving the stipulation and merger and again required Duke Energy and Progress Energy to accept all conditions contained in the order. Duke Energy and Progress Energy filed their acceptance of those conditions on November 4, 2011.

- On July 12, 2011, Duke Energy and Progress Energy filed an application with the FCC for approval of radio system license transfers. The FCC approved the transfers on July 27, 2011. On January 5, 2012, the FCC granted an extension of its approval until July 12, 2012.

## Combined Notes to Consolidated Financial Statements – (Continued)

No assurances can be given as to the timing of the satisfaction of all closing conditions or that all required approvals will be received.

The Merger Agreement contains certain termination rights for both Duke Energy and Progress Energy, and further provides for the payment of a termination fee of $400 million by Progress Energy under specified circumstances and a termination fee of $675 million by Duke Energy under specified circumstances. On January 8, 2012, Duke Energy and Progress Energy mutually agreed to extend the initial termination date of January 8, 2012 specified in the Merger Agreement to July 8, 2012.

For the year ended December 31, 2011, Duke Energy incurred transaction costs related to the Progress Energy merger of $68 million which are recorded within Operating Expenses in Duke Energy's Consolidated Statement of Operations.

See Note 5 for information regarding litigation related to the proposed merger with Progress Energy.

In June 2009, Duke Energy completed the purchase of the remaining approximate 24% noncontrolling interest in the Aguaytia Integrated Energy Project (Aguaytia), located in Peru, for $28 million. Subsequent to this transaction, Duke Energy owns 100% of Aguaytia. As the carrying value of the noncontrolling interest was $42 million at the date of acquisition, Duke Energy's consolidated equity increased $14 million as a result of this transaction. Cash paid for acquiring this additional ownership interest is included in Distributions to noncontrolling interests within Net cash provided by (used in) financing activities on the Consolidated Statements of Cash Flows.

In June 2009, Duke Energy acquired North Allegheny Wind, LLC (North Allegheny) in Western Pennsylvania for $124 million. The fair value of the net assets acquired were determined primarily using a discounted cash flow model as the output of North Allegheny is contracted for 23 1/2 years under a fixed price purchased power agreement. Substantially all of the fair value of the acquired net assets has been attributed to property, plant and equipment. There was no goodwill associated with this transaction. North Allegheny owns 70 MW of power generating assets that began commercially generating electricity in the third quarter of 2009.

The pro forma results of operations for Duke Energy as if those acquisitions discussed above which closed prior to December 31, 2011 occurred as of the beginning of the periods presented do not materially differ from reported results.

**Dispositions.**

In December 2010, Duke Energy completed the previously announced agreement with investment funds managed by Alinda to sell a 50% ownership interest in DukeNet Communications, LLC (DukeNet). As a result of the disposition transaction, DukeNet and Alinda became equal 50% owners in the new joint venture. Duke Energy received $137 million in cash. The DukeNet disposition transaction resulted in a pre-tax gain of $139 million, which was recorded in Gains on Sales of Other Assets and Other, net in the Consolidated Statements of Operations. The pre-tax gain reflects the gain on the disposition of Duke Energy's 50% interest in DukeNet, as well as the gain resulting from the re-measurement to fair value of Duke Energy's retained noncontrolling interest. Effective with the closing of the DukeNet disposition transaction, on December 20, 2010, DukeNet is no longer consolidated into Duke Energy's consolidated financial statements and is now accounted for by Duke Energy as an equity method investment.

In the first quarter of 2009, Duke Energy completed the sale of two United Kingdom wind projects acquired in the Catamount Energy Corporation (Catamount) acquisition. No gain or loss was recognized on these transactions.

**Sales of Other Assets.**

The following table summarizes cash proceeds and related net pre-tax gains related to the sales of the assets for the years ended December 31, 2011, 2010 and 2009. These amounts primarily relate to the sales of emission allowances by U.S. Franchised Electric and Gas (USFE&G) and Commercial Power. Net pre-tax gains are recorded in Gains on Sales of Other Assets and Other, net, in the Consolidated Statements of Operations.

| (in millions) | Duke Energy | Duke Energy Carolinas | Duke Energy Ohio | Duke Energy Indiana |
|---|---|---|---|---|
| For the year ended December 31, 2011 | | | | |
| Proceeds | **$ 12** | **$ 2** | **$ 7** | **$ 1** |
| Net pre-tax gains[(a)] | **8** | **1** | **5** | **—** |
| For the year ended December 31, 2010 | | | | |
| Proceeds | 160 | 8 | 13 | — |
| Net pre-tax gains (losses)[(b)] | 153 | 7 | 3 | (2) |
| For the year ended December 31, 2009 | | | | |
| Proceeds | 63 | 24 | 37 | — |
| Net pre-tax gains (losses)[(c)] | 36 | 24 | 12 | (4) |

(a) These gains primarily relate to sales of emission allowances by USFE&G and Commercial Power.
(b) These gains primarily relate to the DukeNet gain as discussed above and sales of emission allowances by USFE&G and Commercial Power. The loss at Duke Energy Indiana relates primarily to the retirement of certain software assets.
(c) These gains primarily relate to sales of emission allowances by USFE&G and Commercial Power. The loss at Duke Energy Indiana relates primarily to the sale of NOx.

**Vermillion Generating Station.**

In May 2011, Duke Energy Vermillion II, LLC (Duke Energy Vermillion), an indirect wholly-owned subsidiary of Duke Energy Ohio, entered into an agreement to sell its 75% undivided ownership interest in the Vermillion Generating Station (Vermillion) to Duke Energy Indiana and Wabash Valley Power Association (WVPA). After receiving approvals from the FERC and the IURC on August 12, 2011 and December 28, 2011, respectively, the sale was completed on January 12, 2012. Upon the closing of the sale, Duke Energy Indiana and WVPA held 62.5% and 37.5% interests in Vermillion, respectively. Duke Energy Ohio received proceeds of $68 million and $14 million from Duke Energy Indiana and WVPA, respectively. As Duke Energy Indiana is an affiliate of Duke Energy Vermillion the transaction has been accounted for as a transfer between entities under common control with no gain or loss recorded and did not have a significant impact to Duke Energy Ohio or Duke Energy Indiana's results of operations. The sale of the proportionate share of Vermillion to WVPA did not result in a significant gain or loss. In the second quarter of 2011, Duke Energy Ohio recorded an impairment charge of $9 million to reduce the carrying value of the proportionate share of Vermillion to be sold to WVPA to its estimated fair value. The estimated fair value was determined based on the expected proceeds to be received from WVPA less costs to sell. This amount is presented in Goodwill and other impairment charges in Duke Energy and Duke Energy Ohio's consolidated statements of operations. See Note 5 for further discussion of the Vermillion transaction.

## 3. BUSINESS SEGMENTS

Management evaluates segment performance based on earnings before interest and taxes from continuing operations (excluding certain allocated corporate governance costs), after deducting expenses attributable to noncontrolling interests related to those profits (EBIT). On a segment basis, EBIT excludes discontinued operations, represents all profits from continuing operations (both operating and non-operating) before deducting interest and taxes, and is net of amounts attributable to noncontrolling interests related to those profits. Segment EBIT includes transactions between reportable segments. Cash, cash equivalents and short-term investments are managed centrally by Duke Energy, so the associated interest and dividend income and realized and unrealized gains and losses from foreign currency transactions on those balances are excluded from segment EBIT.

Operating segments for each of the Duke Energy Registrants are determined based on information used by the chief operating decision maker in deciding how to allocate resources and evaluate the performance at each of the Duke Energy Registrants. There is no aggregation within reportable operating segments at any of the Duke Energy Registrants. Beginning in 2012, the chief operating decision maker began evaluating segment financial performance and allocation of resources on a net income basis. In addition, previously unallocated corporate costs will be reflected in each segment. The information presented in the tables below has not been restated to reflect this change as management used EBIT to evaluate the results through December 31, 2011.

**Duke Energy**

Duke Energy has the following reportable operating segments: U.S. Franchised Electric and Gas (USFE&G), Commercial Power and International Energy.

USFE&G generates, transmits, distributes and sells electricity in central and western North Carolina, western South Carolina, central, north central and southern Indiana, and northern Kentucky. USFE&G also transmits, distributes, and sells electricity in southwestern Ohio. Additionally, USFE&G transports and sells natural gas in southwestern Ohio and northern Kentucky. It conducts operations primarily through Duke Energy Carolinas, certain regulated portions of Duke Energy Ohio including Duke Energy Kentucky and Duke Energy Indiana.

Commercial Power owns, operates and manages power plants and engages in the wholesale marketing and procurement of electric power, fuel and emission allowances related to these plants, as well as other contractual positions. Commercial Power also has a retail sales subsidiary, Duke Energy Retail Sales, LLC (Duke Energy Retail), which is certified by the PUCO as a Competitive Retail Electric Supplier (CRES) provider in Ohio. Through Duke Energy Generation Services, Inc. and its affiliates (DEGS), Commercial Power develops, owns and operates electric generation for large energy consumers, municipalities, utilities and industrial facilities. In addition, DEGS engages in the development, construction and operation of renewable energy projects and is also developing transmission projects.

International Energy principally operates and manages power generation facilities and engages in sales and marketing of electric power and natural gas outside the U.S. It conducts operations primarily through Duke Energy International, LLC and its affiliates and its activities principally target power generation in Latin America. Additionally, International Energy owns a 25% interest in National Methanol Company (NMC), located in Saudi Arabia, which is a large regional producer of methanol and methyl tertiary butyl ether (MTBE). Through December 31, 2009, International Energy had a 25% ownership interest in Attiki Gas Supply S.A. (Attiki), which is a natural gas distributor located in Athens, Greece. See Note 13 for additional information related to the investment in Attiki.

The remainder of Duke Energy's operations is presented as Other. While it is not an operating segment, Other primarily includes certain unallocated corporate costs, which include certain costs not allocable to Duke Energy's reportable business segments, primarily governance, costs to achieve mergers and divestitures, and costs associated with certain corporate severance programs. It also includes, Bison Insurance Company Limited (Bison), Duke Energy's wholly-owned, captive insurance subsidiary, Duke Energy's 50% interest in DukeNet and related telecommunications businesses, and

## Combined Notes to Consolidated Financial Statements – (Continued)

Duke Energy Trading and Marketing, LLC (DETM), which is 40% owned by Exxon Mobil Corporation and 60% owned by Duke Energy. Prior to the sale of a 50% ownership in DukeNet to investment funds managed by Alinda Capital Partners, LLC (collectively Alinda) in December 2010, Other reflected the results of Duke Energy's 100% ownership of DukeNet. See Note 13 for additional information related to DukeNet.

**Business Segment Data[(a)]**

| (in millions) | Unaffiliated Revenues | Intersegment Revenues | Total Revenues | Segment EBIT/ Consolidated Income from Continuing Operations before Income Taxes | Depreciation and Amortization | Capital and Investment Expenditures and Acquisitions | Segment Assets[(b)] |
|---|---|---|---|---|---|---|---|
| **Year Ended December 31, 2011** | | | | | | | |
| U.S. Franchised Electric and Gas[(d)] | **$10,586** | **$ 33** | **$10,619** | **$2,604** | **$1,383** | **$3,717** | **$47,977** |
| Commercial Power[(e)] | **2,480** | **11** | **2,491** | **225** | **230** | **492** | **6,939** |
| International Energy | **1,467** | **—** | **1,467** | **679** | **90** | **114** | **4,539** |
| Total reportable segments | **14,533** | **44** | **14,577** | **3,508** | **1,703** | **4,323** | **59,455** |
| Other | **(4)** | **48** | **44** | **(261)** | **103** | **141** | **2,961** |
| Eliminations and reclassifications | **—** | **(92)** | **(92)** | **—** | **—** | **—** | **110** |
| Interest expense | **—** | **—** | **—** | **(859)** | **—** | **—** | **—** |
| Interest income and other[(h)] | **—** | **—** | **—** | **56** | **—** | **—** | **—** |
| Add back of noncontrolling interest component of reportable segment and Other EBIT | **—** | **—** | **—** | **21** | **—** | **—** | **—** |
| Total consolidated | **$14,529** | **$ —** | **$14,529** | **$2,465** | **$1,806** | **$4,464** | **$62,526** |
| **Year Ended December 31, 2010** | | | | | | | |
| U.S. Franchised Electric and Gas[(c)(d)] | $10,563 | $ 34 | $10,597 | $2,966 | $1,386 | $3,891 | $45,210 |
| Commercial Power[(e)] | 2,440 | 8 | 2,448 | (229) | 225 | 525 | 6,704 |
| International Energy | 1,204 | — | 1,204 | 486 | 86 | 181 | 4,310 |
| Total reportable segments | 14,207 | 42 | 14,249 | 3,223 | 1,697 | 4,597 | 56,224 |
| Other[(f)(g)] | 65 | 53 | 118 | (255) | 89 | 258 | 2,845 |
| Eliminations and reclassifications | — | (95) | (95) | — | — | — | 21 |
| Interest expense | — | — | — | (840) | — | — | — |
| Interest income and other[(h)] | — | — | — | 72 | — | — | — |
| Add back of noncontrolling interest component of reportable segment and Other EBIT | — | — | — | 10 | — | — | — |
| Total consolidated | $14,272 | $ — | $14,272 | $2,210 | $1,786 | $4,855 | $59,090 |
| **Year Ended December 31, 2009** | | | | | | | |
| U.S. Franchised Electric and Gas[(c)] | $ 9,392 | $ 41 | $ 9,433 | $2,321 | $1,290 | $3,560 | $42,763 |
| Commercial Power[(e)] | 2,109 | 5 | 2,114 | 27 | 206 | 688 | 7,345 |
| International Energy | 1,158 | — | 1,158 | 365 | 81 | 128 | 4,067 |
| Total reportable segments | 12,659 | 46 | 12,705 | 2,713 | 1,577 | 4,376 | 54,175 |
| Other | 72 | 56 | 128 | (251) | 79 | 181 | 2,736 |
| Eliminations and reclassifications | — | (102) | (102) | — | — | — | 129 |
| Interest expense | — | — | — | (751) | — | — | — |
| Interest income and other[(h)] | — | — | — | 102 | — | — | — |
| Add back of noncontrolling interest component of reportable segment and Other EBIT | — | — | — | 18 | — | — | — |
| Total consolidated | $12,731 | $ — | $12,731 | $1,831 | $1,656 | $4,557 | $57,040 |

(a) Segment results exclude results of entities classified as discontinued operations.

(b) Includes assets held for sale and assets of entities in discontinued operations. See Note 13 for description and carrying value of investments accounted for under the equity method of accounting within each segment.

(c) On December 7, 2009 and January 10, 2010, the North Carolina and South Carolina rate case settlement agreements were approved by the NCUC and PSCSC, respectively. Among other things, the rate case settlements included an annual base rate increase of $315 million in North Carolina to be phased-in primarily over a two-year period beginning January 1, 2010, and a $74 million annual base rate increase in South Carolina effective February 1, 2010. On July 8, 2009, the PUCO approved a $55 million annual increase in rates for electric delivery service. These new rates were effective July 13, 2009. Additionally, on December 29, 2009, the KPSC approved a $13 million increase in annual base natural gas rates. New rates went into effect January 4, 2010.

## Combined Notes to Consolidated Financial Statements – (Continued)

(d) As discussed in Note 4, Duke Energy recorded pre-tax charges of $222 million and $44 million during the years ended December 31, 2011 and 2010, respectively related to the Edwardsport integrated gasification combined cycle (IGCC) plant that is currently under construction.
(e) As discussed further in Note 12, during the year ended December 31, 2011, Commercial Power recorded a $79 million impairment to write-down the carrying value of certain emission allowances. During the year ended December 31, 2010, Commercial Power recorded impairment charges of $660 million, which consisted of a $500 million goodwill impairment charge associated with the non-regulated Midwest generating operations and a $160 million pre-tax charge to write-down the value of certain non-regulated Midwest generating assets and emission allowances primarily associated with these generation assets. During the year ended December 31, 2009, Commercial Power recorded impairment charges of $413 million, which consists of a $371 million goodwill impairment charge associated with the non-regulated Midwest generation operations and a $42 million pre-tax charge to write-down the value of certain generating assets in the Midwest to their estimated fair value.
(f) During 2010, a $172 million expense was recorded related to the 2010 voluntary severance plan and the consolidation of certain corporate office functions from the Midwest to Charlotte, North Carolina (see Note 19).
(g) During 2010, Duke Energy recognized a $139 million pre-tax gain from the sale of a 50% ownership interest in DukeNet (see Note 2), and a $109 million pre-tax gain from the sale of an equity method investment in, Q-Comm Corporation (Q-Comm) (see Note 13).
(h) Other within Interest Income and Other includes foreign currency transaction gains and losses and additional noncontrolling interest amounts not allocated to the reportable segments and Other results.

### Geographic Data

| (in millions) | U.S. | Latin America(a) | Consolidated |
|---|---|---|---|
| **2011** | | | |
| Consolidated revenues | **$13,062** | **$1,467** | **$14,529** |
| Consolidated long-lived assets | **45,920** | **2,612** | **48,532** |
| **2010** | | | |
| Consolidated revenues | $13,068 | $1,204 | $14,272 |
| Consolidated long-lived assets | 42,754 | 2,733 | 45,487 |
| **2009** | | | |
| Consolidated revenues | $11,573 | $1,158 | $12,731 |
| Consolidated long-lived assets | 41,043 | 2,561 | 43,604 |

(a) Change in amounts of long-lived assets in Latin America is primarily due to foreign currency translation adjustments on property, plant and equipment and other long-lived asset balances.

### Duke Energy Carolinas

Duke Energy Carolinas has one reportable operating segment, Franchised Electric, which generates, transmits, distributes and sells electricity and conducts operations through Duke Energy Carolinas, which consists of the regulated electric utility business in central and western North Carolina and western South Carolina.

The remainder of Duke Energy Carolinas' operations is presented as Other. While it is not considered an operating segment, Other primarily includes certain corporate governance costs allocated by its parent, Duke Energy (see Note 13).

At December 31, 2011, 2010, and 2009, all of Duke Energy Carolinas' assets are owned by the Franchised Electric operating segment. For the years ended December 31, 2011, 2010, and 2009 all revenues, expenses, and capital and acquisition expenditures are from the Franchised Electric operating segment. There were no intersegment revenues for the years ended December 31, 2011, 2010, and 2009. All of Duke Energy Carolinas' revenues are generated domestically and its long-lived assets are all in the U.S.

### Business Segment Data

| | Segment EBIT/Consolidated Income Before Income Taxes | | |
|---|---|---|---|
| | Years Ended December 31, | | |
| (in millions) | **2011** | 2010 | 2009 |
| Franchised Electric(a) | **$1,836** | $1,930 | $1,545 |
| Total reportable segment | **1,836** | 1,930 | 1,545 |
| Other(b) | **(180)** | (296) | (143) |
| Interest expense | **(360)** | (362) | (330) |
| Interest income | **10** | 23 | 7 |
| Total consolidated | **$1,306** | $1,295 | $1,079 |

(a) On December 7, 2009 and January 10, 2010, the North Carolina and South Carolina rate case settlement agreements were approved by the NCUC and PSCSC, respectively. Among other things, the rate case settlements included an annual base rate increase of $315 million in North Carolina to be phased-in primarily over a two-year period beginning January 1, 2010 and a $74 million annual base rate increase in South Carolina effective February 1, 2010.
(b) During 2010, a $99 million expense was recorded related to the 2010 voluntary severance plan (see Note 19).

### Duke Energy Ohio

Duke Energy Ohio has two reportable operating segments, Franchised Electric and Gas and Commercial Power.

Franchised Electric and Gas transmits, distributes, and sells electricity in southwestern Ohio and generates, transmits, distributes, and sells electricity in northern Kentucky. Franchised Electric and Gas also transports and sells natural gas in southwestern Ohio and northern Kentucky. It conducts operations primarily through Duke Energy Ohio and its wholly-owned subsidiary Duke Energy Kentucky.

Commercial Power owns, operates and manages power plants and engages in the wholesale marketing and procurement of electric power, fuel and emission allowances related to these plants, as well as other contractual positions. Duke Energy Ohio's Commercial Power reportable operating segment does not include the operations of DEGS or Duke Energy Retail, which is included in the Commercial Power reportable operating segment at Duke Energy.

The remainder of Duke Energy Ohio's operations is presented as Other. While it is not considered an operating segment, Other primarily includes certain governance costs allocated by its parent, Duke Energy (see Note 13). All of Duke Energy Ohio's revenues are generated domestically and its long-lived assets are all in the U.S.

## Combined Notes to Consolidated Financial Statements – (Continued)

**Business Segment Data**

| | Unaffiliated Revenues[a] | Segment EBIT/ Consolidated (Loss) Income Before Income Taxes | Depreciation and Amortization | Capital Expenditures | Segment Assets |
|---|---|---|---|---|---|
| **Year Ended December 31, 2011** | | | | | |
| Franchised Electric and Gas | **$1,474** | **$ 327** | **$168** | **$375** | **$ 6,293** |
| Commercial Power[f] | **1,707** | **133** | **167** | **124** | **4,740** |
| Total reportable segments | **3,181** | **460** | **335** | **499** | **11,033** |
| Other | **—** | **(80)** | **—** | **—** | **259** |
| Eliminations and reclassifications | **—** | **—** | **—** | **—** | **(353)** |
| Interest expense | **—** | **(104)** | **—** | **—** | **—** |
| Interest income and other | **—** | **14** | **—** | **—** | **—** |
| Total consolidated | **$3,181** | **$ 290** | **$335** | **$499** | **$10,939** |
| **Year Ended December 31, 2010** | | | | | |
| Franchised Electric and Gas[c][d] | $1,623 | $ 137 | $226 | $353 | $ 6,258 |
| Commercial Power[e][f] | 1,706 | (262) | 174 | 93 | 4,821 |
| Total reportable segments | 3,329 | (125) | 400 | 446 | 11,079 |
| Other[b] | — | (93) | — | — | 192 |
| Eliminations and reclassifications | — | — | — | — | (247) |
| Interest expense | — | (109) | — | — | — |
| Interest income and other | — | 18 | — | — | — |
| Total consolidated | $3,329 | $(309) | $400 | $446 | $11,024 |
| **Year Ended December 31, 2009** | | | | | |
| Franchised Electric and Gas[c] | $1,578 | $ 283 | $205 | $294 | $ 6,091 |
| Commercial Power[e] | 1,810 | (352) | 179 | 139 | 5,489 |
| Total reportable segments | 3,338 | (69) | 384 | 433 | 11,580 |
| Other | — | (64) | — | — | 4 |
| Eliminations and reclassifications | — | — | — | — | (73) |
| Interest expense | — | (117) | — | — | — |
| Interest income and other | — | 10 | — | — | — |
| Total consolidated | $3,338 | $(240) | $384 | $433 | $11,511 |

(a) There was an insignificant amount of intersegment revenues for the years ended December 31, 2011, 2010 and 2009.
(b) During 2010, a $24 million expense was recorded related to the 2010 voluntary severance and the consolidation of certain corporate office functions from the Midwest to Charlotte, North Carolina (see Note 19).
(c) On July 8, 2009, the PUCO approved a $55 million annual increase in rates for electric delivery service. These new rates were effective July 13, 2009. Additionally, on December 29, 2009, the KPSC approved a $13 million increase in annual base natural gas rates. New rates went into effect January 4, 2010.
(d) In the second quarter of 2010, Franchised Electric and Gas recorded an impairment charge of $216 million related to the Ohio Transmission and Distribution reporting unit. This impairment charge was not applicable to Duke Energy as this reporting unit has a lower carrying value at Duke Energy. See Note 12 for additional information.
(e) As discussed in Note 12, during the year ended December 31, 2010, Commercial Power recorded impairment charges of $621 million, which consisted of a $461 million goodwill impairment charge associated with the non-regulated Midwest generation operations and a $160 million charge to write-down the value of certain non-regulated Midwest generating assets and emission allowances primarily associated with these generation assets. During the year ended December 31, 2009, Commercial Power recorded impairment charges of $769 million, which consisted of a $727 million goodwill impairment charge associated with the non-regulated Midwest generation operations and a $42 million charge to write-down the value of certain generating assets in the Midwest to their estimated fair value.
(f) Duke Energy Ohio earned approximately 24% and 13% of its consolidated operating revenues from PJM Interconnection, LLC (PJM) in 2011 and 2010, respectively. These revenues relate to the sale of capacity and electricity from Commercial Power's gas-fired non-regulated generation assets. In 2009 no single counterparty contributed 10% or more of consolidated operating revenue.

## Combined Notes to Consolidated Financial Statements – (Continued)

### Duke Energy Indiana

Duke Energy Indiana has one reportable operating segment, Franchised Electric, which generates, transmits, distributes and sells electricity and conducts operations through Duke Energy Indiana, which consists of the regulated electric utility business in central, north central, and southern Indiana.

The remainder of Duke Energy Indiana's operations is presented as Other. While it is not considered an operating segment, Other primarily includes certain governance costs allocated by its parent, Duke Energy (see Note 13).

At December 31, 2011, 2010, and 2009, all of Duke Energy Indiana's assets are owned by the Franchised Electric operating segment. For the years ended December 31, 2011, 2010, and 2009 all revenues, expenses, and capital and acquisition expenditures are from the Franchised Electric operating segment. There were no intersegment revenues for the years ended December 31, 2011, 2010, and 2009. All of Duke Energy Indiana's revenues are generated domestically and its long-lived assets are in the U.S.

**Business Segment Data**

| | Segment EBIT/Consolidated Income Before Income Taxes | | |
|---|---|---|---|
| | Years Ended December 31, | | |
| (in millions) | **2011** | 2010 | 2009 |
| Franchised Electric[(a)] | **$ 424** | $ 650 | $ 494 |
| Total reportable segment | **424** | 650 | 494 |
| Other | **(59)** | (87) | (46) |
| Interest expense | **(137)** | (135) | (144) |
| Interest income | **14** | 13 | 13 |
| Total consolidated | **$ 242** | $ 441 | $ 317 |

(a) As discussed in Note 4, Duke Energy Indiana recorded pre-tax charges of $222 million and $44 million during the years ended December 31, 2011 and 2010, respectively, related to the Edwardsport IGCC plant that is currently under construction.

## 4. REGULATORY MATTERS

### Regulatory Assets and Liabilities.

As of December 31, 2011 and 2010, the substantial majority of USFE&G's operations applied regulatory accounting treatment. From 2009 through 2011, certain portions of Commercial Power's operations applied regulatory accounting treatment; however, effective November 2011, as a result of the new Electric Security Plan (ESP), regulatory accounting treatment will no longer be applied. Accordingly, these businesses record assets and liabilities that result from the regulated ratemaking process that would not be recorded under GAAP for non-regulated entities. See Note 1 for further information.

## Combined Notes to Consolidated Financial Statements – (Continued)

**Duke Energy Registrants' Regulatory Assets and Liabilities:**

| | As of December 31, 2011 | | | | |
|---|---|---|---|---|---|
| (in millions) | Duke Energy | Duke Energy Carolinas | Duke Energy Ohio | Duke Energy Indiana | Recovery/Refund Period Ends[k] |
| **Regulatory Assets[a]** | | | | | |
| Vacation accrual | $ 150 | $ 70 | $ 7 | $ 13 | 2012 |
| Under-recovery of fuel costs | 38 | — | 10 | 28 | 2012 |
| Hedge costs and other deferrals | 4 | 3 | 1 | — | 2012 |
| Post-in-service carrying costs and deferred operating expense[c][l] | 31 | 28 | — | 3 | 2012 |
| Over-distribution of Bulk Power Marketing sharing | 41 | 41 | — | — | 2012 |
| Demand side management costs (DSM costs)/Energy Efficiency | 43 | 25 | — | 18 | 2012 |
| Regional Transmission Organization (RTO) costs[m] | 17 | 5 | — | 12 | 2012 |
| SmartGrid | 9 | — | 9 | — | 2012 |
| Gasification services agreement buyout costs | 25 | — | — | 25 | 2012 |
| Other | 16 | — | 1 | 15 | 2012 |
| Total Current Regulatory Assets[d] | 374 | 172 | 28 | 114 | |
| Net regulatory asset related to income taxes[e] | 892 | 668 | 77 | 147 | [h] |
| Accrued pension and post-retirement | 1,726 | 734 | 212 | 314 | [b] |
| ARO costs | 191 | 191 | — | — | 2043 |
| Gasification services agreement buyout costs | 88 | — | — | 88 | 2018 |
| Deferred debt expense[e] | 122 | 98 | 8 | 16 | 2041 |
| Post-in-service carrying costs and deferred operating expense[c][l] | 119 | 31 | 16 | 72 | [h] |
| Under-recovery of fuel costs | 13 | 13 | — | — | 2013 |
| Hedge costs and other deferrals | 166 | 91 | 8 | 67 | [b] |
| Storm cost deferrals | 18 | — | 18 | — | [b] |
| Manufactured gas plant environmental costs | 69 | — | 69 | — | [b] |
| Smart Grid | 32 | — | 32 | — | [b] |
| Gallagher Units 1 & 3 | 73 | — | — | 73 | [b] |
| RTO costs[m] | 80 | 13 | 74 | — | [b] |
| DSM costs/Energy Efficiency | 38 | 38 | — | — | [b] |
| Other | 45 | 17 | 6 | 21 | [b] |
| Total Non-Current Regulatory Assets | 3,672 | 1,894 | 520 | 798 | |
| Total Regulatory Assets | $4,046 | $2,066 | $548 | $912 | |
| **Regulatory Liabilities[a]** | | | | | |
| Nuclear property and insurance reserves | $ 2 | $ 2 | $ — | $ — | 2012 |
| DSM costs[f] | 41 | 41 | — | — | 2012 |
| Gas purchase costs | 20 | — | 20 | — | 2012 |
| Over-recovery of fuel costs[f] | 6 | 6 | — | — | 2012 |
| Other | 18 | 13 | 2 | 3 | 2012 |
| Total Current Regulatory Liabilities[g] | 87 | 62 | 22 | 3 | |
| Removal costs[e] | 2,586 | 1,770 | 230 | 590 | [j] |
| Nuclear property and liability reserves | 86 | 86 | — | — | 2043 |
| DSM costs[f]/Energy Efficiency | 27 | 10 | 17 | — | [i] |
| Accrued pension and other post-retirement benefits | 117 | — | 19 | 70 | [b] |
| Commodity contract termination settlement | 23 | — | — | 23 | 2014 |
| Injuries and damages reserve[e] | 38 | 38 | — | — | [b] |
| Hedge costs and other deferrals[e] | 12 | — | — | — | 2016 |
| Other | 30 | 24 | 7 | — | [b] |
| Total Non-Current Regulatory Liabilities | 2,919 | 1,928 | 273 | 683 | |
| Total Regulatory Liabilities | $3,006 | $1,990 | $295 | $686 | 3 |

## Combined Notes to Consolidated Financial Statements – (Continued)

| | As of December 31, 2010 | | | | |
|---|---|---|---|---|---|
| (in millions) | Duke Energy | Duke Energy Carolinas | Duke Energy Ohio | Duke Energy Indiana | Recovery/Refund Period Ends[k] |
| **Regulatory Assets[a]** | | | | | |
| Vacation accrual | $ 146 | $ 67 | $ 8 | $ 13 | 2011 |
| Under-recovery of fuel costs | 31 | — | 12 | 19 | 2011 |
| Post-in-service carrying costs and deferred operating expense[c][l] | 28 | 28 | — | — | 2011 |
| Over-distribution of Bulk Power Marketing sharing | 35 | 35 | — | — | 2011 |
| Other | 15 | 6 | — | 9 | 2011 |
| Total Current Regulatory Assets[d] | 255 | 136 | 20 | 41 | |
| Net regulatory asset related to income taxes[e] | 780 | 601 | 78 | 101 | (h) |
| Accrued pension and post-retirement | 1,616 | 680 | 211 | 316 | (b) |
| ARO costs | 133 | 133 | — | — | 2043 |
| Regulatory transition charges (RTC) | 3 | — | 3 | — | 2011 |
| Gasification services agreement buyout costs | 129 | — | — | 129 | 2018 |
| Deferred debt expense[e] | 138 | 108 | 9 | 21 | 2040 |
| Post-in-service carrying costs and deferred operating expense[c][l] | 103 | 11 | 11 | 81 | (h) |
| Under-recovery of fuel costs | 21 | 20 | 1 | — | 2012 |
| Hedge costs and other deferrals | 6 | — | 6 | — | (b) |
| Storm cost deferrals | 33 | — | 21 | 12 | (b) |
| Manufactured gas plant environmental costs | 60 | — | 60 | — | (b) |
| Smart Grid | 28 | — | 28 | — | (b) |
| RTO costs[m] | 7 | — | 7 | — | (b) |
| Other | 78 | 23 | 5 | 50 | (b) |
| Total Non-Current Regulatory Assets | 3,135 | 1,576 | 440 | 710 | |
| Total Regulatory Assets | $3,390 | $1,712 | $460 | $751 | |
| **Regulatory Liabilities[a]** | | | | | |
| Nuclear property and insurance reserves | $ 52 | $ 52 | $ — | $ — | 2011 |
| DSM costs[f] | 38 | 38 | — | — | (i) |
| Gas purchase costs | 25 | — | 25 | — | 2011 |
| Over-recovery of fuel costs[f] | 155 | 152 | 3 | — | 2011 |
| Other | 9 | 5 | 2 | 2 | (b) |
| Total Current Regulatory Liabilities[g] | 279 | 247 | 30 | 2 | |
| Removal costs[e] | 2,465 | 1,684 | 220 | 565 | (j) |
| Nuclear property and liability reserves | 89 | 89 | — | — | 2043 |
| DSM costs[f] | 57 | 52 | 5 | — | (i) |
| Accrued pension and other post-retirement benefits | 88 | — | 20 | 58 | (b) |
| Commodity contract termination settlement | 28 | — | — | 28 | 2014 |
| Injuries and damages reserve[e] | 38 | 38 | — | — | (b) |
| Hedge costs and other deferrals[e] | 75 | 60 | 1 | — | 2042 |
| Other | 36 | 17 | 19 | — | (b) |
| Total Non-Current Regulatory Liabilities | 2,876 | 1,940 | 265 | 651 | |
| Total Regulatory Liabilities | $3,155 | $2,187 | $295 | $653 | |

(a) All regulatory assets and liabilities are excluded from rate base unless otherwise noted.
(b) Recovery/Refund period varies for these items with some currently unknown.
(c) Duke Energy Carolinas is allowed to earn a return on the North Carolina portion of the outstanding balance. Duke Energy Carolinas does not earn a return on the South Carolina portion during the refund period.
(d) Included in Other within Current Assets on the Consolidated Balance Sheets.
(e) Included in rate base.
(f) Duke Energy Carolinas is required to pay interest on the outstanding balance.
(g) Included in Other within Current Liabilities and on the Consolidated Balance Sheets.
(h) Recovery is over the life of the associated asset.
(i) Incurred costs were deferred and are being recovered in rates. Duke Energy Carolinas is currently over-recovered for these costs in the South Carolina jurisdiction. For 2011 and 2010, expected refund period is three years and two years, respectively, but is dependent on volume of sales.
(j) Liability is extinguished over the lives of the associated assets.
(k) Represents the latest recovery period across all jurisdictions in which the Duke Energy Registrants operate. Regulatory asset and liability balances may be collected or refunded sooner than the indicated date in certain jurisdictions.
(l) Duke Energy Carolinas amounts are excluded from rate base. Duke Energy Ohio amounts are included in rate base. At Duke Energy Indiana, some amounts are included and some are excluded from rate base.
(m) Duke Energy Carolinas RTO costs reflect those from GridSouth, while those from Duke Energy Ohio and Duke Energy Indiana are related to the Midwest Independent Transmission System Operator, Inc. (Midwest ISO).

**Restrictions on the Ability of Certain Subsidiaries to Make Dividends, Advances and Loans to Duke Energy.**

As a condition to the Duke Energy and Cinergy Corp. (Cinergy) merger approval, the PUCO, the KPSC, the PSCSC, the IURC and the NCUC imposed conditions (the Merger Conditions) on the ability of Duke Energy Carolinas, Duke Energy Ohio, Duke Energy Kentucky and Duke Energy Indiana to transfer funds to Duke Energy through loans or advances, as well as restricted amounts available to pay dividends to Duke Energy. Duke Energy's public utility subsidiaries may not transfer funds to the parent through intercompany loans or advances; however, certain subsidiaries may transfer funds to the parent by obtaining approval of the respective state regulatory commissions. Additionally, the Merger Conditions imposed the following restrictions on the ability of the public utility subsidiaries to pay cash dividends:

***Duke Energy Carolinas***. Under the Merger Conditions, Duke Energy Carolinas must limit cumulative distributions to Duke Energy subsequent to the merger to (i) the amount of retained earnings on the day prior to the closing of the merger, plus (ii) any future earnings recorded by Duke Energy Carolinas subsequent to the merger.

***Duke Energy Ohio***. Under the Merger Conditions, Duke Energy Ohio will not declare and pay dividends out of capital or unearned surplus without the prior authorization of the PUCO. In September 2009, the PUCO approved Duke Energy Ohio's request to pay dividends out of paid-in capital up to the amount of the pre-merger retained earnings and to maintain a minimum of 30% equity in its capital structure. In November 2011, the FERC approved, with conditions, Duke Energy Ohio's request to pay dividends from its equity accounts that are reflective of the amount that it would have in its retained earnings account had push-down accounting for the Cinergy merger not been applied to Duke Energy Ohio's balance sheet. The conditions include a commitment from Duke Energy Ohio that equity, adjusted to remove the impacts of push-down accounting, will not fall below 30% of total capital. In January 2012, the PUCO issued an order approving the payment of dividends in a manner consistent with the method approved in the November 2011 FERC order. Under the Merger Conditions, Duke Energy Kentucky is required to pay dividends solely out of retained earnings and to maintain a minimum of 35% equity in its capital structure.

***Duke Energy Indiana***. Under the Merger Conditions, Duke Energy Indiana shall limit cumulative distributions paid subsequent to the merger to (i) the amount of retained earnings on the day prior to the closing of the merger plus (ii) any future earnings recorded by Duke Energy Indiana subsequent to the merger. In addition, Duke Energy Indiana will not declare and pay dividends out of capital or unearned surplus without prior authorization of the IURC.

Additionally, certain other subsidiaries of Duke Energy have restrictions on their ability to dividend, loan or advance funds to Duke Energy due to specific legal or regulatory restrictions, including, but not limited to, minimum working capital and tangible net worth requirements.

The following table includes information regarding the Subsidiary Registrants and other Duke Energy subsidiaries' restricted net assets at December 31, 2011.

| (in billions) | Duke Energy Carolinas | Duke Energy Ohio[(a)] | Duke Energy Indiana | Total Duke Energy Subsidiaries |
|---|---|---|---|---|
| **Amounts that may not be transferred to Duke Energy without appropriate approval based on above mentioned Merger Conditions** | **$3.3** | **$3.9** | **$1.3** | **$8.6** |

(a) As of December 31, 2011, the equity balance available for payment of dividends, based on the FERC and PUCO order discussed above, was $1.2 billion.

**Rate Related Information.**

The NCUC, PSCSC, IURC, PUCO and KPSC approve rates for retail electric and gas services within their states. Non-regulated sellers of gas and electric generation are also allowed to operate in Ohio once certified by the PUCO. The FERC approves rates for electric sales to wholesale customers served under cost-based rates, as well as sales of transmission service.

**Duke Energy Ohio Standard Service Offer (SSO).**

Ohio law provides the PUCO authority to approve an electric utility's generation SSO. A SSO may include an ESP, which would allow for the pricing structures used by Duke Energy Ohio from 2004 through 2011, or a Market Rate Offer (MRO), in which pricing is determined through a competitive bidding process. On November 15, 2010, Duke Energy Ohio filed for approval of an SSO to replace the then existing ESP that expired on December 31, 2011. The filing requested approval of a MRO. On February 23, 2011, the PUCO stated that Duke Energy Ohio did not file an application for a five-year MRO as required under Ohio statute. On June 20, 2011, Duke Energy Ohio filed an application with the PUCO for approval of an ESP for its customers beginning January 1, 2012, with rates in effect through May 31, 2021.

The PUCO approved Duke Energy Ohio's new ESP on November 22, 2011. The ESP includes competitive auctions for electricity supply for a term of January 1, 2012 through May 31, 2015. The ESP also includes a provision for a non-bypassable stability charge of $110 million per year to be collected from January 1, 2012 through December 31, 2014 and requires Duke Energy Ohio to transfer its generation assets to a non-regulated affiliate on or before December 31, 2014. Duke Energy Ohio conducted initial auctions on December 14, 2011 to serve SSO customers effective January 1, 2012. New rates for Duke Energy Ohio went into effect for SSO customers on January 1, 2012. On January 18, 2012, the PUCO denied a request for rehearing of its decision on Duke Energy Ohio's ESP filed by Columbus Southern Power and Ohio Power Company.

The ESP effectively separates the generation of electricity from Duke Energy Ohio's retail load obligation. As a result Duke Energy Ohio's generation assets no longer serve retail load customers or receive negotiated pricing under the ESP. The generation assets began dispatching all of their electricity into unregulated markets in January 2012. Duke Energy Ohio's retail load obligation is satisfied through competitive auctions, the costs of which are recovered from customers. As a result, Duke Energy Ohio earns margin on the transmission and distribution of electricity only and not on the cost of the underlying energy.

**Duke Energy Carolinas North Carolina Rate Case.**

On July 1, 2011, Duke Energy Carolinas filed a rate case with the NCUC to request an average 15% increase in retail revenues, or approximately $646 million, with a rate of return on equity of 11.5%. The increase is designed to recover the cost of the ongoing generation fleet modernization program, environmental compliance and other capital investments made since 2009.

On November 22, 2011, Duke Energy Carolinas entered into a settlement agreement with the North Carolina Utilities Public Staff (Public Staff). The terms of the agreement include an average 7.2% increase in retail revenues, or approximately $309 million beginning in February 2012. The proposed settlement includes a 10.5% return on equity and a capital structure of 53% equity and 47% long-term debt. In order to mitigate the impact of the increase on customers, the agreement provides for (i) Duke Energy to waive its right to increase the amount of construction work in progress in rate base for any expenditures associated with Cliffside Unit 6 above the North Carolina retail portion included in the 2009 North Carolina Rate Case, (ii) the accelerated return of certain regulatory liabilities, related to accumulated EPA sulfur dioxide auction proceeds, to customers, which lowered the total impact to customer bills to an increase of approximately 7.2% in the near-term; and (iii) a one-time $11 million shareholder contribution to agencies that provide energy assistance to low income customers. In exchange for waiving the right to increase the amount of construction work in process for Cliffside Unit 6, Duke Energy will continue to capitalize AFUDC on all expenditures associated with Cliffside Unit 6 not included in rate base as a result of the 2009 North Carolina Rate Case.

The NCUC approved the settlement agreement in full by order dated January 27, 2012.

**Duke Energy Carolinas South Carolina Rate Case.**

On August 5, 2011, Duke Energy Carolinas filed a rate case with the PSCSC to request an average 15% increase in retail revenues, or approximately $216 million, with a rate of return on equity of 11.5%. The increase is designed to recover the cost of the ongoing generation fleet modernization program, environmental compliance and other capital investments made since 2009.

On December 7, 2011, Duke Energy Carolinas filed a revised settlement agreement with the Office of Regulatory Staff (ORS), Wal-Mart Stores East, LP ("Wal-Mart"), and Sam's East, Inc ("Sam's"). The Commission of Public Works for the city of Spartanburg, S.C. and the Spartanburg Sanitary Sewer District were not parties to the agreement; however, did not object to the agreement. The terms of the agreement include an average 5.98% increase in retail and commercial revenues, or approximately $93 million beginning February 6, 2012. The proposed settlement includes a 10.5% return on equity, a capital structure of 53% equity and 47% long-term debt, and a one-time contribution of $4 million to Advance SC.

The PSCSC approved the settlement agreement in full by order dated January 25, 2012.

**Duke Energy Indiana Energy Efficiency.**

On September 28, 2010, Duke Energy Indiana filed a petition for new energy efficiency programs to enable meeting the IURC's energy efficiency mandates. Duke Energy Indiana's proposal requests recovery of costs through a rider including lost revenues and incentives for "core plus" energy efficiency programs and lost revenues and cost recovery for "core" energy efficiency programs. The hearing occurred in July 2011 and an order is expected in the first quarter of 2012.

**Duke Energy Indiana Storm Cost Deferrals.**

On July 14, 2010, the IURC approved Duke Energy Indiana's deferral of $12 million of retail jurisdictional storm expense until the next retail rate proceeding. This amount represents a portion of costs associated with a January 27, 2009 ice storm, which damaged Duke Energy Indiana's distribution system. On August 12, 2010, the Indiana Office of Utility Consumer Counselor (OUCC) filed a notice of appeal with the IURC. On December 7, 2010, the IURC issued an order reopening this proceeding for review in consideration of the evidence presented as a result of an internal audit performed as part of an IURC investigation of Duke Energy Indiana's hiring of an attorney from the IURC staff which resulted in the IURC's termination of the employment of the Chairman of the IURC. The audit did not find that the order conflicted with the staff report; however, it did note that the staff report offered no specific recommendation to either approve or deny the requested relief, and that the original order was appealed. The IURC set a new procedural schedule to take supplemental testimony and an evidentiary hearing was held in June 2011. On October 19, 2011, the IURC issued an order denying Duke Energy Indiana the right to defer the storm expense discussed above. In November 2011, Duke Energy Indiana submitted notice of its intent to appeal the IURC order to the Indiana Court of Appeals.

**Duke Energy Ohio Storm Cost Recovery.**

On December 11, 2009, Duke Energy Ohio filed an application with the PUCO to recover Hurricane Ike storm restoration costs of

## Combined Notes to Consolidated Financial Statements – (Continued)

$31 million through a discrete rider. The PUCO granted the request to defer the costs associated with the storm recovery; however, they further ordered Duke Energy Ohio to file a separate action pursuant to which the actual amount of recovery would be determined. On January 11, 2011, the PUCO approved recovery of $14 million plus carrying costs which will be spread over a three-year period. Duke Energy Ohio filed an application for rehearing on February 10, 2011, as did the consumer advocate, the office of the Ohio Consumers' Council (OCC). On March 9, 2011, the PUCO denied the rehearing requests of Duke Energy Ohio and the OCC. Duke Energy Ohio filed a notice of appeal with the Ohio Supreme Court on May 6, 2011 and briefs have been filed by Duke Energy Ohio and the PUCO. Oral arguments were held on February 7, 2012. A decision by the Ohio Supreme Court is forthcoming.

### Capital Expansion Projects.

#### Overview.

USFE&G is engaged in planning efforts to meet projected load growth in its service territories. Capacity additions may include new nuclear, IGCC, coal facilities or gas-fired generation units. Because of the long lead times required to develop such assets, USFE&G is taking steps now to ensure those options are available.

#### Duke Energy Carolinas William States Lee III Nuclear Station.

In December 2007, Duke Energy Carolinas filed an application with the NRC, which has been docketed for review, for a combined Construction and Operating License (COL) for two Westinghouse AP1000 (advanced passive) reactors for the proposed William States Lee III Nuclear Station (Lee Nuclear Station) at a site in Cherokee County, South Carolina. Each reactor is capable of producing 1,117 MW. Submitting the COL application does not commit Duke Energy Carolinas to build nuclear units. Through several separate orders, the NCUC and PSCSC have allowed Duke Energy to incur project development and pre-construction costs for the project through June 30, 2012, and up to an aggregate maximum amount of $350 million.

As a condition to the approval of continued development of the project, Duke Energy Carolinas shall provide certain monthly reports to the PSCSC and the ORS. Duke Energy Carolinas has also agreed to provide a monthly report to certain parties on the progress of negotiations to acquire an interest in the V.C. Summer Nuclear Station (refer to discussion below) expansion being developed by South Carolina Public Service Authority (Santee Cooper) and South Carolina Electric & Gas Company (SCE&G). Any change in ownership interest, output allocation, sharing of costs or control and any future option agreements concerning Lee Nuclear Station shall be subject to prior approval of the PSCSC.

The NRC review of the COL application continues and the estimated receipt of the COL is in mid 2013. Duke Energy Carolinas filed with the Department of Energy (DOE) for a federal loan guarantee, which has the potential to significantly lower financing costs associated with the proposed Lee Nuclear Station; however, it was not among the four projects selected by the DOE for the final phase of due diligence for the federal loan guarantee program. The project could be selected in the future if the program funding is expanded or if any of the current finalists drop out of the program.

Duke Energy Carolinas is seeking partners for Lee Nuclear Station by issuing options to purchase an ownership interest in the plant. In the first quarter of 2011, Duke Energy Carolinas entered into an agreement with JEA that provides JEA with an option to purchase up to a 20% undivided ownership interest in Lee Nuclear Station. JEA has 90 days following Duke Energy Carolinas' receipt of the COL to exercise the option.

#### Duke Energy Carolinas V.C. Summer Nuclear Station Letter of Intent.

In July 2011, Duke Energy Carolinas signed a letter of intent with Santee Cooper related to the potential acquisition by Duke Energy Carolinas of a five percent to ten percent ownership interest in the V.C. Summer Nuclear Station being developed by Santee Cooper and SCE&G near Jenkinsville, South Carolina. The letter of intent provides a path for Duke Energy Carolinas to conduct the necessary due diligence to determine if future participation in this project is beneficial for its customers.

#### Duke Energy Carolinas Cliffside Unit 6.

On March 21, 2007, the NCUC issued an order allowing Duke Energy Carolinas to build an 800 MW coal-fired unit. Following final equipment selection and the completion of detailed engineering, Cliffside Unit 6 is expected to have a net output of 825 MW. On January 31, 2008, Duke Energy Carolinas filed its updated cost estimate of $1.8 billion (excluding AFUDC of $600 million) for the approved new Cliffside Unit 6. In March 2010, Duke Energy Carolinas filed an update to the cost estimate of $1.8 billion (excluding AFUDC) with the NCUC where it reduced the estimated AFUDC financing costs to $400 million as a result of the December 2009 rate case settlement with the NCUC that allowed the inclusion of construction work in progress in rate base prospectively. Duke Energy Carolinas believes that the overall cost of Cliffside Unit 6 will be reduced by $125 million in federal advanced clean coal tax credits, as discussed in Note 5. Cliffside Unit 6 is expected to begin operation by the end of 2012. Also, see Note 5 for information related to the Cliffside Unit 6 air permit.

#### Duke Energy Carolinas Dan River and Buck Combined Cycle Facilities.

In June 2008, the NCUC issued its order approving the Certificate of Public Convenience and Necessity (CPCN) applications to construct a 620 MW combined cycle natural gas fired generating facility at each of Duke Energy Carolinas' existing Dan River Steam

## Combined Notes to Consolidated Financial Statements – (Continued)

Station and Buck Steam Station. The Division of Air Quality (DAQ) issued a final air permit authorizing construction of the Buck and Dan River combined cycle natural gas-fired generating units in October 2008 and August 2009, respectively.

In November 2011, Duke Energy Carolinas placed its 620 MW Buck combined cycle natural gas-fired generation facility in service. This is the first of Duke Energy's key modernization projects to be commissioned. The Dan River project is expected to begin operation by the end of 2012. Based on the most updated cost estimates, total costs (including AFUDC) for the Buck and Dan River projects are $700 million and $716 million, respectively.

**Duke Energy Indiana Edwardsport IGCC Plant.**

On September 7, 2006, Duke Energy Indiana and Southern Indiana Gas and Electric Company d/b/a Vectren Energy Delivery of Indiana (Vectren) filed a joint petition with the IURC seeking a CPCN for the construction of a 618 MW IGCC power plant at Duke Energy Indiana's Edwardsport Generating Station in Knox County, Indiana. The facility was initially estimated to cost approximately $1.985 billion (including $120 million of AFUDC). In August 2007, Vectren formally withdrew its participation in the IGCC plant and a hearing was conducted on the CPCN petition based on Duke Energy Indiana owning 100% of the project. On November 20, 2007, the IURC issued an order granting Duke Energy Indiana a CPCN for the proposed IGCC project, approved the cost estimate of $1.985 billion and approved the timely recovery of costs related to the project. On January 25, 2008, Duke Energy Indiana received the final air permit from the Indiana Department of Environmental Management. The Citizens Action Coalition of Indiana, Inc. (CAC), Sierra Club, Inc., Save the Valley, Inc., and Valley Watch, Inc., all intervenors in the CPCN proceeding, have appealed the air permit.

On May 1, 2008, Duke Energy Indiana filed its first semi-annual IGCC rider and ongoing review proceeding with the IURC as required under the CPCN order issued by the IURC. In its filing, Duke Energy Indiana requested approval of a new cost estimate for the IGCC project of $2.35 billion (including $125 million of AFUDC) and for approval of plans to study carbon capture as required by the IURC's CPCN order. On January 7, 2009, the IURC approved Duke Energy Indiana's request, including the new cost estimate of $2.35 billion, and cost recovery associated with a study on carbon capture. On November 3, 2008 and May 1, 2009, Duke Energy Indiana filed its second and third semi-annual IGCC riders, respectively, both of which were approved by the IURC in full.

On November 24, 2009, Duke Energy Indiana filed a petition for its fourth semi-annual IGCC rider and ongoing review proceeding with the IURC. As Duke Energy Indiana experienced design modifications, quantity increases and scope growth above what was anticipated from the preliminary engineering design, capital costs to the IGCC project were anticipated to increase. Duke Energy Indiana forecasted that the additional capital cost items would use the remaining contingency and escalation amounts in the current $2.35 billion cost estimate and add $150 million, excluding the impact associated with the need to add more contingency. Duke Energy Indiana did not request approval of an increased cost estimate in the fourth semi-annual update proceeding; rather, Duke Energy Indiana requested, and the IURC approved, a subdocket proceeding in which Duke Energy Indiana would present additional evidence regarding an updated estimated cost for the IGCC project and in which a more comprehensive review of the IGCC project could occur. The evidentiary hearing for the fourth semi-annual update proceeding was held April 6, 2010, and an interim order was received on July 28, 2010. The order approves the implementation of an updated IGCC rider to recover costs incurred through September 30, 2009, effective immediately. The approvals are on an interim basis pending the outcome of the sub-docket proceeding involving the revised cost estimate as discussed further below.

On April 16, 2010, Duke Energy Indiana filed a revised cost estimate for the IGCC project reflecting an estimated cost increase of $530 million. Duke Energy Indiana requested approval of the revised cost estimate of $2.88 billion (including $160 million of AFUDC), and for continuation of the existing cost recovery treatment. A major driver of the cost increase included quantity increases and design changes, which impacted the scope, productivity and schedule of the IGCC project. On September 17, 2010, an agreement was reached with the OUCC, Duke Energy Indiana Industrial Group and Nucor Steel — Indiana to increase the authorized cost estimate of $2.35 billion to $2.76 billion, and to cap the project's costs that could be passed on to customers at $2.975 billion. Any construction cost amounts above $2.76 billion would be subject to a prudence review similar to most other rate base investments in Duke Energy Indiana's next general rate increase request before the IURC. Duke Energy Indiana agreed to accept a 150 basis point reduction in the equity return for any project construction costs greater than $2.35 billion. Additionally, Duke Energy Indiana agreed not to file for a general rate case increase before March 2012. Duke Energy Indiana also agreed to reduce depreciation rates earlier than would otherwise be required and to forego a deferred tax incentive related to the IGCC project. As a result of the settlement, Duke Energy Indiana recorded a pre-tax charge to earnings of approximately $44 million in the third quarter of 2010 to reflect the impact of the reduction in the return on equity. The charge is recorded in Goodwill and other impairment charges on Duke Energy's Consolidated Statement of Operations. This charge is recorded in Impairment charges on Duke Energy Indiana's Consolidated Statements of Operations. Due to the IURC investigation discussed below, the IURC convened a technical conference on November 3, 2010 related to the continuing need for the Edwardsport IGCC facility. On December 9, 2010, the parties to the settlement withdrew the settlement agreement to provide an opportunity to assess whether and to what extent the settlement agreement remained a reasonable allocation of risks and rewards and whether modifications to the settlement agreement were appropriate. Management determined that the approximate $44 million charge discussed above was not impacted by the withdrawal of the settlement agreement.

## Combined Notes to Consolidated Financial Statements – (Continued)

During 2010, Duke Energy Indiana filed petitions for its fifth and sixth semi-annual IGCC riders. Evidentiary hearings are set for April 24, 2012 and April 25, 2012, respectively.

The CAC, Sierra Club, Inc., Save the Valley, Inc., and Valley Watch, Inc. filed motions for two subdocket proceedings alleging improper communications, undue influence, fraud, concealment and gross mismanagement, and a request for field hearing in this proceeding. Duke Energy Indiana opposed the requests. On February 25, 2011, the IURC issued an order which denied the request for a subdocket to investigate the allegations of improper communications and undue influence at this time, finding there were other agencies better suited for such investigation. The IURC also found that allegations of fraud, concealment and gross mismanagement related to the IGCC project should be heard in a Phase II proceeding of the cost estimate subdocket and set evidentiary hearings on both Phase I (cost estimate increase) and Phase II beginning in August 2011. After procedural delays, hearings began on Phase I on October 26, 2011 and on Phase II on November 21, 2011.

On March 10, 2011, Duke Energy Indiana filed testimony with the IURC proposing a framework designed to mitigate customer rate impacts associated with the Edwardsport IGCC project. Duke Energy Indiana's filing proposed a cap on the project's construction costs, (excluding financing costs), which can be recovered through rates at $2.72 billion. It also proposed rate-related adjustments that will lower the overall customer rate increase related to the project from an average of 19% to approximately 16%. The proposal is subject to the approval of the IURC in the Phase I hearings.

On November 30, 2011, Duke Energy Indiana filed a petition with the IURC in connection with its eighth semi-annual rider request for the Edwardsport IGCC project. Evidentiary hearings for the seventh and eight semi-annual rider requests are scheduled for August 6-7, 2012.

On June 27, 2011, Duke Energy Indiana filed testimony with the IURC in connection with its seventh semi-annual rider request which included an update on the current cost forecast of the Edwardsport IGCC project. The updated forecast excluding AFUDC increased from $2.72 billion to $2.82 billion, not including any contingency for unexpected start-up events. On June 30, 2011, the OUCC and intervenors filed testimony in Phase I recommending that Duke Energy Indiana be disallowed cost recovery of any of the additional cost estimate increase above the previously approved cost estimate of $2.35 billion. Duke Energy Indiana filed rebuttal testimony on August 3, 2011.

In the subdocket proceeding, on July 14, 2011, the OUCC and certain intervenors filed testimony in Phase II alleging that Duke Energy Indiana concealed information and grossly mismanaged the project; and therefore Duke Energy Indiana should only be permitted to recover from customers $1.985 billion, the original IGCC project cost estimate approved by the IURC. Other intervenors recommended that Duke Energy Indiana not be able to rely on any cost recovery granted under the CPCN or the first cost increase order. Duke Energy Indiana believes it has diligently and prudently managed the project. On September 9, 2011, Duke Energy defended against the allegations in its responsive testimony. The OUCC and intervenors filed their final rebuttal testimony in Phase II on or before October 7, 2011, making similar claims of fraud, concealment and gross mismanagement and recommending the same outcome of limiting Duke Energy Indiana's recovery to the $1.985 billion initial cost estimate. Additionally, the CAC parties recommended that recovery be limited to the costs incurred on the IGCC project as of November 30, 2009 (Duke Energy Indiana estimates it had committed costs of $1.6 billion), with further IURC proceedings to be held to determine the financial consequences of this recommendation.

On October 19, 2011, Duke Energy revised its project cost estimate from approximately $2.82 billion, excluding financing costs, to approximately $2.98 billion, excluding financing costs. The revised estimate reflects additional cost pressures resulting from quantity increases and the resulting impact on the scope, productivity and schedule of the IGCC project. Duke Energy Indiana previously proposed to the IURC a cost cap of approximately $2.72 billion, plus the actual AFUDC that accrues on that amount. As a result, Duke Energy Indiana recorded a pre-tax impairment charge of approximately $222 million in the third quarter of 2011 related to costs expected to be incurred above the cost cap. This charge is in addition to a pre-tax impairment charge of approximately $44 million recorded in the third quarter of 2010 as discussed above. These charges are recorded in Goodwill and other impairment charges on Duke Energy's Consolidated Statement of Operations, and in Impairment charges on Duke Energy Indiana's Consolidated Statements of Operations. The cost cap, if approved by the IURC, limits the amount of project construction costs that may be incorporated into customer rates in Indiana. As a result of the proposed cost cap, recovery of these cost increases is not considered probable. Additional updates to the cost estimate could occur through the completion of the plant in 2012.

Phase I and Phase II hearings concluded on January 24, 2012. Final orders from the IURC on Phase I and Phase II of the subdocket and the pending IGCC rider proceedings are expected no sooner than the end of the third quarter 2012.

Duke Energy is unable to predict the ultimate outcome of these proceedings. In the event the IURC disallows a portion of the plant costs, including financing costs, or if cost estimates for the plant increase, additional charges to expense, which could be material, could occur. Construction of the Edwardsport IGCC plant is ongoing and is currently expected to be completed and placed in-service in 2012.

**Duke Energy Indiana Carbon Sequestration.**

Duke Energy Indiana filed a petition with the IURC requesting approval of its plans for studying carbon storage, sequestration and/or

## Combined Notes to Consolidated Financial Statements – (Continued)

enhanced oil recovery for the carbon dioxide ($CO_2$) from the Edwardsport IGCC facility on March 6, 2009. On July 7, 2009, Duke Energy Indiana filed its case-in-chief testimony requesting approval for cost recovery of a $121 million site assessment and characterization plan for $CO_2$ sequestration options including deep saline sequestration, depleted oil and gas sequestration and enhanced oil recovery for the $CO_2$ from the Edwardsport IGCC facility. The OUCC filed testimony supportive of the continuing study of carbon storage, but recommended that Duke Energy Indiana break its plan into phases, recommending approval of only $33 million in expenditures at this time and deferral of expenditures rather than cost recovery through a tracking mechanism as proposed by Duke Energy Indiana. The CAC, an intervenor, recommended against approval of the carbon storage plan stating customers should not be required to pay for research and development costs. Duke Energy Indiana's rebuttal testimony was filed October 30, 2009, wherein it amended its request to seek deferral of $42 million to cover the carbon storage site assessment and characterization activities scheduled to occur through the end of 2010, with further required study expenditures subject to future IURC proceedings. An evidentiary hearing was held on November 9, 2009.

**Duke Energy Indiana IURC Investigation.**

On October 5, 2010, the Governor of Indiana terminated the employment of the Chairman of the IURC in connection with Duke Energy Indiana's hiring of an attorney from the IURC staff. As requested by the governor, the Indiana Inspector General initiated an investigation into whether the IURC attorney violated any state ethics rules, and the IURC announced it would internally audit the Duke Energy Indiana cases dating from January 1, 2010 through September 30, 2010, on which this attorney worked while at the IURC, which includes the Indiana storm costs deferral request discussed above, as well as all Edwardsport IGCC cases dating back to 2006. Duke Energy Indiana engaged an outside law firm to conduct its own investigation regarding Duke Energy Indiana's hiring of an IURC attorney and Duke Energy Indiana's related hiring practices. On October 5, 2010, Duke Energy Indiana placed the attorney and President of Duke Energy Indiana on administrative leave. They were subsequently terminated on November 8, 2010. On December 7, 2010, the IURC released its internal audit findings concluding that the previous rulings were supported by sound, legal reasoning consistent with the Indiana Rules of Evidence and historical practice and procedures of the IURC and that the previous rulings appeared to be balanced and consistent among the parties. The audit concluded it did not reveal any bias or a resultant unfair advantage obtained by Duke Energy Indiana as a result of the evidentiary rulings of the former IURC attorney. As noted above, in the storm cost deferral case, the IURC found no conflict between the order and the staff report; however, the audit report noted the staff report offered no specific recommendation to either approve or deny the requested relief and that this was the only order that was subject to an appeal. As such, the IURC reopened that proceeding for further review and consideration of the evidence presented. The Inspector General's investigation into whether the former IURC attorney violated any state ethics rules was the subject of an Indiana Ethics Commission hearing that was held on April 14, 2011, and a final report was issued on May 14, 2011. The final report pertained only to the conduct of the former IURC attorney as Duke Energy Indiana was not a subject of the investigation.

**Potential Plant Retirements.**

**Duke Energy Generating Facility Retirements.**

Duke Energy Carolinas, Duke Energy Indiana, Duke Energy Ohio and Duke Energy Kentucky each periodically file Integrated Resource Plans (IRP) with their state regulatory commissions. The IRPs provide a view of forecasted energy needs over a long term (15-20 years), and options being considered to meet those needs. The IRP's filed by Duke Energy Carolinas, Duke Energy Indiana, Duke Energy Ohio and Duke Energy Kentucky in 2011 and 2010 included planning assumptions to potentially retire by 2015, certain coal-fired generating facilities in North Carolina, South Carolina, Indiana, Ohio and Kentucky that do not have the requisite emission control equipment, primarily to meet EPA regulations that are not yet effective. The table below contains, as of December 31, 2011, the net carrying value of these facilities that are in the Consolidated Balance Sheets.

| | Duke Energy | Duke Energy Carolinas[(a)] | Duke Energy Ohio[(b)(e)] | Duke Energy Indiana[(c)] |
|---|---|---|---|---|
| **MW** | 3,329 | 1,356 | 1,025 | 948 |
| **Remaining net book value (in millions)[(d)]** | $ 353 | $ 199 | $ 14 | $140 |
| **Remaining non-current regulatory asset[(f)]** | $ 73 | $ — | $ — | $ 73 |

(a) Includes Dan River, Riverbend, Lee and Buck units 5 and 6. Duke Energy Carolinas has committed to retire 1,667 MW in conjunction with a Cliffside air permit settlement, of which 311 MW have already been retired as of December 31, 2011. See Note 5 for additional information related to the Cliffside air permit.
(b) Includes Beckjord and Miami Fort unit 6.
(c) Includes Wabash River units 2-6 and Gallagher units 1 and 3.
(d) Included in Property, plant and equipment, net as of December 31, 2011, on the Consolidated Balance Sheets.
(e) Beckjord has no remaining net book value — See Note 12 for additional information.
(f) On February 1, 2012, 280 MW for Gallagher units 1 and 3 were retired by Duke Energy Indiana. In its December 28, 2011 order, the IURC allowed recovery of and return on the carrying value of the Gallagher units over the original life of these units and classification of this amount as a regulatory asset.

Duke Energy continues to evaluate the potential need to retire these coal-fired generating facilities earlier than the current estimated useful lives, and plans to seek regulatory recovery for amounts that would not be otherwise recovered when any of these assets are retired.

## Combined Notes to Consolidated Financial Statements – (Continued)

**Other Matters.**

**Duke Energy Ohio and Duke Energy Kentucky Regional Transmission Organization Realignment.**

Duke Energy Ohio, which includes its wholly-owned subsidiary Duke Energy Kentucky, transferred control of its transmission assets to effect a Regional Transmission Organization (RTO) realignment from the Midwest Independent Transmission System Operator, Inc. (Midwest ISO) to PJM, effective December 31, 2011.

On December 16, 2010, FERC issued an order related to the Midwest ISO's cost allocation methodology surrounding Multi-Value Projects (MVP), a type of Midwest ISO Transmission Expansion Planning (MTEP) project cost. The Midwest ISO expects that MVP will fund the costs of large transmission projects designed to bring renewable generation from the upper Midwest to load centers in the eastern portion of the Midwest ISO footprint. The Midwest ISO approved MVP proposals with estimated project costs of approximately $5.2 billion prior to the date of Duke Energy Ohio's exit from the Midwest ISO on December 31, 2011. These projects are expected to be undertaken by the constructing transmission owners from 2012 through 2020 with costs recovered through the Midwest ISO over the useful life of the projects. The FERC order did not clearly and expressly approve the Midwest ISO's apparent interpretation that a withdrawing transmission owner is obligated to pay its share of costs of all MVP projects approved by the Midwest ISO up to the date of the withdrawing transmission owners' exit from the Midwest ISO. Duke Energy Ohio, including Duke Energy Kentucky, has historically represented approximately five-percent of the Midwest ISO system. The impact of this order is not fully known, but could result in a substantial increase in the Midwest ISO transmission expansion costs allocated to Duke Energy Ohio and Duke Energy Kentucky subsequent to a withdrawal from the Midwest ISO. Duke Energy Ohio and Duke Energy Kentucky, among other parties, sought rehearing of the FERC MVP order. On October 21, 2011, the FERC issued an order on rehearing in this matter largely affirming its original MVP order and conditionally accepting Midwest ISO's compliance filing as well as determining that the MVP allocation methodology is consistent with cost causation principles and FERC precedent. The FERC also reiterated that it will not prejudge any settlement agreement between an RTO and a withdrawing transmission owner for fees that a withdrawing transmission owner owes to the RTO. The order further states that any such fees that a withdrawing transmission owner owes to an RTO are a matter for those parties to negotiate, subject to review by the FERC. The FERC also ruled that Duke Energy Ohio and Duke Energy Kentucky's challenge of the Midwest ISO's ability to allocate MVP costs to a withdrawing transmission owner is beyond the scope of the proceeding. The Order further stated that Midwest ISO's tariff withdrawal language establishes that once cost responsibility for transmission upgrades is determined, withdrawing transmission owners retain any costs incurred prior to the withdrawal date. In order to preserve their rights, Duke Energy Ohio and Duke Energy Kentucky filed an appeal of the FERC order in the D.C. Circuit Court of Appeals. The case was consolidated with appeals of the FERC order by other parties in the Seventh Circuit Court of Appeals.

Duke Energy Ohio and Duke Energy Kentucky have entered into settlements or have received state regulatory approvals associated with the RTO realignment if ultimately allocated to Duke Energy Ohio and Duke Energy Kentucky. On December 22, 2010, the KPSC issued an order granting approval of Duke Energy Kentucky's request to effect the RTO realignment, subject to several conditions. The conditions accepted by Duke Energy Kentucky include a commitment to not seek to double-recover in a future rate case the transmission expansion fees that may be charged by the Midwest ISO and PJM in the same period or overlapping periods. On January 25, 2011, the KPSC issued an order stating that the order had been satisfied and is now unconditional.

On April 26, 2011, Duke Energy Ohio, Ohio Energy Group, The Office of Ohio Consumers' Counsel and the Commission Staff filed an Application and a Stipulation with the PUCO regarding Duke Energy Ohio's recovery via a non-bypassable rider of certain costs related to its proposed RTO realignment. Under the Stipulation, Duke Energy Ohio would recover all MTEP costs, including but not limited to MVP costs, directly or indirectly charged to Duke Energy Ohio retail customers. Duke Energy Ohio would not seek to recover any portion of the Midwest ISO exit obligation, PJM integration fees, or internal costs associated with the RTO realignment and the first $121 million of PJM transmission expansion costs from Ohio retail customers. Duke Energy Ohio also agreed to vigorously defend against any charges for MVP projects from Midwest ISO. On May 25, 2011, the Stipulation was approved by the PUCO. An application for rehearing filed by Ohio Partners for Affordable Energy was denied by the PUCO on July 15, 2011.

On October 14, 2011, Duke Energy Ohio and Duke Energy Kentucky filed an application with the FERC to establish new wholesale customer rates for transmission service under PJM's Open Access Transmission Tariff. In this filing, Duke Energy Ohio and Duke Energy Kentucky are seeking recovery of their legacy MTEP costs. The new rates went into effect, subject to refund, on January 1, 2012. Protests were filed by certain transmission customers. The matter is pending response from FERC.

On November 2, 2011, the Midwest ISO, the Midwest ISO Transmission Owners, Duke Energy Ohio and Duke Energy Kentucky jointly submitted to the FERC a filing that addresses the treatment of MTEP costs, excluding MVP costs. The November 2, 2011 filing, which was accepted by the FERC on December 30, 2011, provides that the MISO Transmission Owners will continue to be obligated to construct the non-MVP MTEP projects, for which Duke Energy Ohio and Duke Energy Kentucky will continue to be obligated to pay a portion of the costs. Likewise, transmission customers serving load in the Midwest ISO will continue to be obligated to pay a portion of the costs of a previously identified non-MVP MTEP project that Duke Energy Ohio has constructed.

On December 29, 2011, Midwest ISO filed with FERC a Schedule 39 to the Midwest ISO's tariff. Schedule 39 provides for the allocation of MVP costs to a withdrawing owner based on the owner's actual transmission load after the owner's withdrawal from the Midwest ISO, or, if the owner fails to report such load, based on the owner's historical usage in the Midwest ISO assuming annual load growth. On January 19, 2012, Duke Energy Ohio and Duke Energy Kentucky filed with FERC a protest of the allocation of MVP costs to them under Schedule 39. On February 27, 2012, the FERC accepted Schedule 39 as a just and reasonable basis for the Midwest ISO to charge for MVP costs, a transmission owner that withdraws from the Midwest ISO after January 1, 2012. The FERC set hearing and settlement procedures regarding whether the Midwest ISO's proposal to use the methodology in Schedule 39 to calculate the obligation of transmission owners who withdrew from the Midwest ISO prior to January 1, 2012 (such as Duke Energy Ohio and Duke Energy Kentucky) to pay for MVP costs is consistent with the MVP-related withdrawal obligations in the tariff at the time that they withdrew from the Midwest ISO, and, if not, what amount of, and methodology for calculating, any MVP cost responsibility should be.

On December 31, 2011, Duke Energy Ohio recorded a liability for its Midwest ISO exit obligation and share of MTEP costs, excluding MVP, of approximately $110 million. This liability was recorded within Other in Current liabilities and Other in Deferred credits and other liabilities on Duke Energy Ohio's consolidated balance sheet upon exit from the Midwest ISO on December 31, 2011. Approximately $74 million of this amount was recorded as a regulatory asset while $36 million was recorded to Operation, maintenance and other in Duke Energy Ohio's consolidated statement of operations. In addition to the above amounts, Duke Energy Ohio may also be responsible for costs associated with the Midwest ISO MVP projects. Duke Energy Ohio is contesting its obligation to pay for such costs. However, depending on the final outcome of this matter, Duke Energy Ohio could incur material costs associated with MVP projects, which are not reasonably estimable at this time. Regulatory accounting treatment will be pursued for any costs incurred in connection with the resolution of this matter.

## 5. COMMITMENTS AND CONTINGENCIES

### General Insurance

The Duke Energy Registrants carry insurance and reinsurance coverage either directly or through indemnification from Duke Energy's captive insurance company, Bison, and its affiliates, consistent with companies engaged in similar commercial operations with similar type properties. The Duke Energy Registrants' coverage includes (i) commercial general liability coverage for liabilities arising to third parties for bodily injury and property damage resulting from the Duke Energy Registrants' operations; (ii) workers' compensation liability coverage to statutory limits; (iii) automobile liability coverage for all owned, non-owned and hired vehicles covering liabilities to third parties for bodily injury and property damage; (iv) insurance policies in support of the indemnification provisions of the Duke Energy Registrants' by-laws and (v) property coverage for all real and personal property damage, excluding electric transmission and distribution lines, including damages arising from boiler and machinery breakdowns, earthquake, flood damage and extra expense. All coverage is subject to certain deductibles or retentions, sublimits, terms and conditions common for companies with similar types of operations.

The cost of the Duke Energy Registrants' coverage can fluctuate year to year reflecting the changing conditions of the insurance and reinsurance markets.

### Nuclear Insurance

Duke Energy Carolinas owns and operates the McGuire and Oconee Nuclear Stations and operates and has a partial ownership interest in the Catawba Nuclear Station. The McGuire and Catawba Nuclear Stations each have two nuclear reactors and the Oconee Nuclear Station has three. Nuclear insurance includes: nuclear liability coverage; property, decontamination and premature decommissioning coverage; and business interruption and/or extra expense coverage. The other joint owners of the Catawba Nuclear Station reimburse Duke Energy Carolinas for certain expenses associated with nuclear insurance premiums per the Catawba Nuclear Station joint owner agreements. The Price-Anderson Act requires Duke Energy to provide for public nuclear liability claims resulting from nuclear incidents to the maximum total financial protection liability, which currently is $12.6 billion.

*Primary Nuclear Liability Insurance.*

Duke Energy has purchased the maximum reasonably available private primary nuclear liability insurance as required by law, which currently is $375 million.

*Excess Nuclear Liability Program.*

This program provides $12.2 billion of coverage through the Price-Anderson Act's mandatory industry-wide excess secondary financial protection program of risk pooling. The $12.2 billion is the sum of the current potential cumulative retrospective premium assessments of $117.5 million per licensed commercial nuclear reactor. This would be increased by $117.5 million for each additional commercial nuclear reactor licensed, or reduced by $117.5 million for nuclear reactors no longer operational and may be exempted from the risk pooling program. Under this program, licensees could be assessed retrospective premiums to compensate for public nuclear liability damages in the event of a nuclear incident at any licensed facility in the U.S. If such an incident should occur and public nuclear liability damages exceed primary nuclear liability insurance, licensees may be assessed up to $117.5 million for each

## Combined Notes to Consolidated Financial Statements – (Continued)

of their licensed reactors, payable at a rate not to exceed $17.5 million a year per licensed reactor for each incident. The assessment and rate are subject to indexing for inflation and may be subject to state premium taxes. The Price-Anderson Act provides for an inflation adjustment at least every five years with the last adjustment effective October 2008.

Duke Energy Carolinas is a member of Nuclear Electric Insurance Limited (NEIL), which provides property and accidental outage insurance coverage for Duke Energy Carolinas' nuclear facilities under three policy programs:

***Primary Property Insurance.***

This policy provides $500 million of primary property damage coverage, with a $2.5 million deductible per occurrence obligation, for each of Duke Energy Carolinas' nuclear facilities.

***Excess Property Insurance.***

This policy provides excess property, decontamination and decommissioning liability insurance: $2.25 billion for the Catawba Nuclear Station and $1 billion each for the Oconee and McGuire Nuclear Stations. The Oconee and McGuire Nuclear Stations also share an additional $1 billion insurance limit above their dedicated $1 billion underlying excess. This shared additional excess $1 billion limit is not subject to reinstatement in the event of a loss.

***Accidental Outage Insurance.***

This policy provides business interruption and/or extra expense coverage resulting from an accidental property damage outage of a nuclear unit. Each McGuire and Catawba unit is insured for up to $3.5 million per week, and the Oconee units are insured for up to $2.8 million per week. Coverage amounts decline if more than one unit is involved in an accidental outage. Initial coverage begins after a 12-week deductible period for Catawba and a 26-week deductible period for McGuire and Oconee and continues at 100% for 52 weeks and 80% for the next 110 weeks. The McGuire and Catawba policy limit is $490 million and the Oconee policy limit is $392 million.

Losses resulting from non-certified acts of terrorism are covered as common occurrence, such that if non-certified terrorist acts occur against one or more commercial nuclear power plants insured by NEIL within a 12 month period, they would be treated as one event and the owners of the plants where the act occurred would share one full limit of liability (currently $3.2 billion)

In the event of large industry losses, NEIL's Board of Directors may assess Duke Energy Carolinas for amounts up to 10 times its annual premiums. The current potential maximum assessments are: Primary Property Insurance — $37 million, Excess Property Insurance — $43 million and Accidental Outage Insurance — $22 million.

Pursuant to regulations of the NRC, each company's property damage insurance policies provide that all proceeds from such insurance be applied, first, to place the plant in a safe and stable condition after a qualifying accident, and second, to decontaminate before any proceeds can be used for decommissioning, plant repair or restoration.

In the event of a loss, the amount of insurance available might not be adequate to cover property damage and other expenses incurred. Uninsured losses and other expenses, to the extent not recovered by other sources, could have a material effect on Duke Energy Carolinas' results of operations, cash flows or financial position.

The maximum assessment amounts include 100% of Duke Energy Carolinas' potential obligation to NEIL for the Catawba Nuclear Station. However, the other joint owners of the Catawba Nuclear Station are obligated to assume their pro rata share of liability for retrospective premiums and other premium assessments resulting from the Price-Anderson Act's excess secondary financial protection program of risk pooling, or the NEIL policies.

**Environmental**

Duke Energy is subject to international, federal, state and local regulations regarding air and water quality, hazardous and solid waste disposal and other environmental matters. Duke Energy Carolinas, Duke Energy Ohio and Duke Energy Indiana are subject to federal, state and local regulations regarding air and water quality, hazardous and solid waste disposal and other environmental matters. These regulations can be changed from time to time, imposing new obligations on the Duke Energy Registrants.

The following environmental matters impact all of the Duke Energy Registrants.

***Remediation Activities.***

The Duke Energy Registrants are responsible for environmental remediation at various contaminated sites. These include some properties that are part of ongoing operations and sites formerly owned or used by Duke Energy entities. In some cases, Duke Energy no longer owns the property. Managed in conjunction with relevant federal, state and local agencies, activities vary with site conditions and locations, remediation requirements, complexity and sharing of responsibility. If remediation activities involve statutory joint and several liability provisions, strict liability, or cost recovery or contribution actions, the Duke Energy Registrants could potentially be held responsible for contamination caused by other parties. In some instances, the Duke Energy Registrants may share liability associated with contamination with other potentially responsible parties, and may also benefit from insurance policies or contractual indemnities that cover some or all cleanup costs. Reserves associated with remediation activities at certain sites have been recorded and it is anticipated that additional costs associated with remediation activities at certain sites will be incurred in the future. All of these sites generally are managed in the normal course of business or affiliate operations.

The Duke Energy Registrants have accrued costs associated with remediation activities at some of its current and former sites, as

## Combined Notes to Consolidated Financial Statements – (Continued)

well as other relevant environmental contingent liabilities. Management, in the normal course of business, continually assesses the nature and extent of known or potential environmental-related contingencies and records liabilities when losses become probable and are reasonably estimable. Costs associated with remediation activities within the Duke Energy Registrants' operations are typically expensed unless regulatory recovery of the costs is deemed probable.

As of December 31, 2011, Duke Energy Ohio had a total reserve of $28 million, related to remediation work at certain former manufactured gas plant (MGP) sites. Duke Energy Ohio has received an order from the PUCO to defer the costs incurred. As of December 31, 2011, Duke Energy Ohio has deferred $69 million of costs related to the MGP sites. The PUCO will rule on the recovery of these costs at a future proceeding. Management believes it is probable that additional liabilities will be incurred as work progresses at Ohio MGP sites; however, costs associated with future remediation cannot currently be reasonably estimated.

***Clean Water Act 316(b).***

The EPA published its proposed cooling water intake structures rule on April 20, 2011. Duke Energy submitted comments on the proposed rule on August 16, 2011. The proposed rule advances one main approach and three alternatives. The main approach establishes aquatic protection requirements for existing facilities and new on-site facility additions that withdraw 2 million gallons or more of water per day from rivers, streams, lakes, reservoirs, estuaries, oceans, or other U.S. waters for cooling purposes. Based on the main approach proposed, most, if not all of the 23 coal and nuclear-fueled generating facilities in which the Duke Energy Registrants are either a whole or partial owner are likely affected sources. Additional sources, including some combined-cycle combustion turbine facilities, may also be impacted, at least for intake modifications.

The EPA has plans to finalize the 316(b) rule in July 2012. Compliance with portions of the rule could begin as early as 2015. Because of the wide range of potential outcomes, including the other three alternative proposals, the Duke Energy Registrants are unable to estimate its costs to comply at this time.

***Cross-State Air Pollution Rule (CSAPR).***

On August 8, 2011, the final Cross-State Air Pollution Rule (CSAPR) was published in the Federal Register. The CSAPR established state-level annual $SO_2$ and $NO_x$ budgets that were to take effect on January 1, 2012, and state-level ozone-season $NO_x$ budgets that were to take effect on May 1, 2012, allocating emission allowances to affected sources in each state equal to the state budget less an allowance set-aside for new sources. The budget levels were set to decline in 2014 for many states, including each state that the Duke Energy Registrants operate in, except for South Carolina where the budget levels were to remain constant. The rule allowed both intrastate and interstate allowance trading.

Numerous petitions for review of the CSAPR and motions for stay of the CSAPR were filed with the United States Court of Appeals for the District of Columbia. On December 30, 2011 the court ordered a stay of the CSAPR pending the court's resolution of the various petitions for review. Based on the court's order, the EPA continues to administer the Clean Air Interstate Rule that the Duke Energy Registrants have been complying with since 2009 and which was to be replaced by the CSAPR beginning in 2012. Oral arguments in the case are scheduled for April 13, 2012, with a court decision expected in the third quarter of 2012.

The stringency of the 2012 and 2014 CSAPR requirements varied among the Duke Energy Registrants. Where the CSAPR requirements were to be constraining, activities to meet the requirements could include purchasing emission allowances, power purchases, curtailing generation and utilizing low sulfur fuel. The CSAPR was not expected to result in Duke Energy Registrants adding new emission controls. Technical adjustments to the CSAPR recently finalized by the EPA will not materially impact the Duke Energy Registrants. The Duke Energy Registrants cannot predict the outcome of the litigation or how it might affect the CSAPR requirements as they apply to the Duke Energy Registrants. See Note 12 for further information regarding impairment of emissions allowances as a result of the CSAPR.

***Coal Combustion Product (CCP) Management.***

Duke Energy currently estimates that it will spend $259 million ($78 million at Duke Energy Carolinas, $63 million at Duke Energy Ohio and $118 million at Duke Energy Indiana) over the period 2012-2016 to install synthetic caps and liners at existing and new CCP landfills and to convert some of its CCP handling systems from wet to dry systems to comply with current regulations. The EPA and a number of states are considering additional regulatory measures that will contain specific and more detailed requirements for the management and disposal of CCPs, primarily ash, from the Duke Energy Registrants' coal-fired power plants. On June 21, 2010, the EPA issued a proposal to regulate, under the Resource Conservation and Recovery Act, coal combustion residuals (CCR), a term the EPA uses to describe the CCPs associated with the generation of electricity. The EPA proposal contains two regulatory options whereby CCRs not employed in approved beneficial use applications would either be regulated as hazardous waste or would continue to be regulated as non-hazardous waste. Duke Energy cannot predict the outcome of this rulemaking. However, based on the proposal, the cost of complying with the final regulation will be material, and are not included in the estimates discussed above. The EPA Administrator has indicated that the Agency could issue a final rule in late 2012.

***Mercury and Air Toxics Standards (MATS).***

On February 16, 2012, the final Mercury and Air Toxics Standards rule (previously referred to as the Utility MACT Rule) was published in the Federal Register. The final rule establishes emission limits for hazardous air pollutants, including mercury, from new and existing coal-fired electric generating units. The rule requires sources to comply with the emission limits by April 16, 2015. Under the Clean Air Act, permitting authorities have the discretion to grant up to a 1-year compliance extension, on a case-by-case basis, to sources that are unable to complete the installation of emission controls before the compliance deadline. The Duke Energy Registrants are evaluating the requirements of the rule and developing strategies for complying with the rule's requirements. Strategies to achieve compliance with the final MATS rules are likely to include installation of new or upgrades to existing air emission control equipment, the development of monitoring processes and accelerated retirement of some coal-fired electric-generating units. Refer to Note 4, Regulatory Matters, regarding potential plant retirements. Based on a preliminary review, the cost to the Duke Energy Registrants to comply with the final regulation will be material.

While the ultimate regulatory requirements for the Duke Energy Registrants for MATS, Clean Water Act 316(b), CSAPR and CCRs will not be known until all the rules have been finalized, for planning purposes, the Duke Energy Registrants currently estimate the cost of new control equipment that may need to be installed to comply with this group of rules could total $4.5 billion to $5 billion over the next 10 years. The Duke Energy Registrants will seek regulatory recovery of amounts incurred in conjunction with these rulings.

### Litigation

#### Duke Energy Carolinas, Duke Energy Ohio and Duke Energy Indiana

*New Source Review (NSR).*

In 1999-2000, the DOJ, acting on behalf of the EPA and joined by various citizen groups and states, filed a number of complaints and notices of violation against multiple utilities across the country for alleged violations of the NSR provisions of the Clean Air Act (CAA). Generally, the government alleges that projects performed at various coal-fired units were major modifications, as defined in the CAA, and that the utilities violated the CAA when they undertook those projects without obtaining permits and installing the best available emission controls for $SO_2$, $NO_x$ and particulate matter. The complaints seek injunctive relief to require installation of pollution control technology on various generating units that allegedly violated the CAA, and unspecified civil penalties in amounts of up to $32,500 per day for each violation. A number of the Duke Energy Registrants' plants have been subject to these allegations. The Duke Energy Registrants assert that there were no CAA violations because the applicable regulations do not require permitting in cases where the projects undertaken are "routine" or otherwise do not result in a net increase in emissions.

In 2000, the government brought a lawsuit against Duke Energy Carolinas in the U.S. District Court in Greensboro, North Carolina. The EPA claims that 29 projects performed at 25 of Duke Energy Carolinas' coal-fired units violate these NSR provisions. Three environmental groups have intervened in the case. In August 2003, the trial court issued a summary judgment opinion adopting Duke Energy Carolinas' legal positions on the standard to be used for measuring an increase in emissions, and granted judgment in favor of Duke Energy Carolinas. The trial court's decision was appealed and ultimately reversed and remanded for trial by the U.S. Supreme Court. At trial, Duke Energy Carolinas will continue to assert that the projects were routine or not projected to increase emissions. On February 11, 2011, the trial judge held an initial status conference and on March 22, 2011, the judge entered an interim scheduling order. The parties have filed a stipulation in which the United States and Plaintiff-Intervenors have dismissed with prejudice 16 claims. In exchange, Duke Energy Carolinas dismissed certain affirmative defenses. The parties have filed motions for summary judgment on the remaining claims. No trial date has been set, but a trial is not expected until the second half of 2012, at the earliest.

In November 1999, the U.S. brought a lawsuit in the U.S. Federal District Court for the Southern District of Indiana against Cinergy, Duke Energy Ohio, and Duke Energy Indiana alleging various violations of the CAA for various projects at six owned and co-owned generating stations in the Midwest. Three northeast states and two environmental groups intervened in the case. A jury verdict was returned on May 22, 2008. The jury found in favor of Cinergy, Duke Energy Ohio and Duke Energy Indiana on all but three units at Duke Energy Indiana's Wabash River Station, including Duke Energy Indiana's Gallagher Station units discussed below. Additionally, the plaintiffs had claimed that these were a violation of an Administrative Consent Order entered into in 1998 between the EPA and Cinergy relating to alleged violations of Ohio's State Implementation Plan provisions governing particulate matter at Duke Energy Ohio's W.C. Beckjord Station. On May 29, 2009, the court issued its remedy ruling for violations previously established at the Wabash River and W.C. Beckjord Stations and ordered the following relief: (i) Wabash River Units 2, 3 and 5 to be permanently retired by September 30, 2009; (ii) surrender of $SO_2$ allowances equal to the emissions from Wabash River Units 2, 3 and 5 from May 22, 2008 through September 30, 2009; (iii) civil penalty in the amount of $687,500 for W.C. Beckjord violations; and (iv) installation of a particulate continuous emissions monitoring system at W.C. Beckjord Units 1 and 2. The civil penalty has been paid. On October 12, 2010, the Seventh Circuit Court of Appeals issued a decision reversing the trial court and ordered issuance of judgment in favor of Cinergy (*USA v. Cinergy*), which includes Duke Energy Indiana and Duke Energy Ohio. The plaintiff's motion for rehearing was denied on December 29, 2010. On January 6, 2011, the mandate from the Seventh Circuit was issued returning the case to the District Court and on April 15, 2011, the District Court issued its Final Amended Judgment in favor of Cinergy. Plaintiffs did not file a petition for certiorari with the United State Supreme Court prior to the March 29, 2011 filing deadline. This ruling allowed Wabash River Units 2, 3 and 5 to be placed back into service.

## Combined Notes to Consolidated Financial Statements – (Continued)

Regarding the Gallagher Station units, on October 21, 2008, plaintiffs filed a motion for a new liability trial claiming that defendants misled the plaintiffs and the jury by, among other things, not disclosing a consulting agreement with a fact witness and by referring to that witness as "retired" during the liability trial when in fact he was working for Duke Energy Indiana under the referenced consulting agreement in connection with the trial. On December 18, 2008, the court granted plaintiffs' motion for a new liability trial on claims for which Duke Energy Indiana was not previously found liable. On May 19, 2009, the jury announced its verdict finding in favor of Duke Energy Indiana on four of the remaining six projects at issue. The two projects in which the jury found violations were undertaken at Gallagher Station Units 1 and 3. The parties to the remedy trial reached a negotiated agreement on those issues and filed a proposed consent decree with the court, which was approved and entered on March 18, 2010. The substantive terms of the proposed consent decree require: (i) conversion of Gallagher Station Units 1 and 3 to natural gas combustion by 2013 (or retirement of the units by February 2012); (ii) installation of additional pollution controls at Gallagher Station Units 2 and 4 by 2011; and (iii) additional environmental projects, payments and penalties. Duke Energy Indiana estimates that these and other actions in the settlement will cost $88 million. Due to the NSR remedy order and consent decree, Duke Energy Indiana requested several approvals from the IURC including approval to add a dry sorbent injection system on Gallagher Station Units 2 and 4, approval to convert to natural gas or retire Gallagher Station Units 1 and 3, and approval to recover expenses for certain $SO_2$ emission allowance expenses required to be surrendered. On September 8, 2010, the IURC approved the implementation of the dry sorbent injection system. On September 28, 2010, Duke Energy Indiana filed a petition requesting the recovery of costs associated with the Gallagher consent decree. Testimony in support of the petition was filed in early December 2010. Duke Energy Indiana subsequently requested the IURC suspend the procedural schedule to allow it time to do a solicitation for capacity options to compare to the proposed conversion of Gallagher Units 1 and 3 to natural gas. On December 28, 2011, the IURC granted Duke Energy Indiana's request to recover the costs associated with the Gallagher consent decree, but denied the request to recover the $SO_2$ emission allowance expenses under the consent decree.

On January 12, 2012, after receiving approval from the FERC and the IURC, Duke Energy Indiana purchased a portion of the Vermillion Generating Station from its affiliate, Duke Energy Vermillion II, LLC, an indirect wholly-owned subsidiary of Duke Energy Ohio. Refer to Note 3 for further information on the Vermillion transaction. Following the purchase, Duke Energy Indiana retired Gallagher Units 1 and 3 effective February 1, 2012.

On April 3, 2008, the Sierra Club filed another lawsuit in the U.S. District Court for the Southern District of Indiana against Duke Energy Indiana and certain affiliated companies alleging CAA violations at Edwardsport Station. On October 20, 2009, the defendants filed a motion for summary judgment alleging that the applicable statute of limitations bars all of the plaintiffs' claims. On September 14, 2010, the Court granted defendants' motion for summary judgment in its entirety; however, entry of final judgment was stayed pending a decision from the Seventh Circuit Court of Appeals in *USA v. Cinergy*, referenced above, on a similar and potentially dispositive statute of limitations issue pending before that court. On October 12, 2010, the Seventh Circuit issued its decision in *USA v. Cinergy* in which the court ruled in favor of Cinergy and declined to address the referenced statute of limitations issue. The Seventh circuit issued its mandate on January 6, 2011 and the District Court issued final judgment in favor of Duke Energy Indiana on March 1, 2011. On March 2, 2011, the Sierra Club agreed not to pursue an appeal of the case in exchange for Duke Energy Indiana's waiver of its right to seek reimbursement of costs.

As discussed above, all matters related to Cinergy, Duke Energy Ohio and Duke Energy Indiana have been resolved without significant impacts. It is not possible to estimate the damages, if any, that might be incurred in connection with the unresolved matters related to Duke Energy Carolinas discussed above. Ultimate resolution of these matters could have a material effect on the consolidated results of operations, cash flows or financial position or Duke Energy Carolinas and Duke Energy. However, the appropriate regulatory treatment will be pursued for any costs incurred in connection with such resolution.

**Duke Energy**

***$CO_2$ Litigation.***

In July 2004, the states of Connecticut, New York, California, Iowa, New Jersey, Rhode Island, Vermont, Wisconsin and the City of New York brought a lawsuit in the U.S. District Court for the Southern District of New York against Cinergy, American Electric Power Company, Inc., American Electric Power Service Corporation, Southern Company, Tennessee Valley Authority, and Xcel Energy Inc. A similar lawsuit was filed in the U.S. District Court for the Southern District of New York against the same companies by Open Space Institute, Inc., Open Space Conservancy, Inc., and The Audubon Society of New Hampshire. These lawsuits allege that the defendants' emissions of $CO_2$ from the combustion of fossil fuels at electric generating facilities contribute to global warming and amount to a public nuisance. The complaints also allege that the defendants could generate the same amount of electricity while emitting significantly less $CO_2$. The plaintiffs were seeking an injunction requiring each defendant to cap its $CO_2$ emissions and then reduce them by a specified percentage each year for at least a decade. In September 2005, the District Court granted the defendants' motion to dismiss the lawsuit. The plaintiffs appealed this ruling to the Second Circuit Court of Appeals. Oral arguments were held before the Second Circuit Court of Appeals on June 7, 2006. In September 2009, the Court of Appeals issued an opinion reversing the district court and reinstating the lawsuit. Defendants filed a petition for rehearing en banc, which was subsequently denied. Defendants filed a petition for certiorari to the U.S. Supreme Court on August 2, 2010. On December 6, 2010, the Supreme Court granted certiorari. Argument on this matter was held on April 19, 2011. On June 20, 2011, the Supreme Court held that the Second Court of Appeals decision should be reversed on the basis that plaintiffs' claims cannot proceed under federal common law, which was displaced by the CAA and actual or potential EPA regulations. The Court's decision did not address plaintiffs' state law claims as those claims had not been presented. On September 2, 2011, plaintiffs notified the Court that they had decided to withdraw their complaints. On December 2, 2011, the District Court dismissed plaintiffs' federal claims and on December 6, 2011, plaintiffs filed notices of dismissal.

***Alaskan Global Warming Lawsuit.***

On February 26, 2008, plaintiffs, the governing bodies of an Inupiat village in Alaska, filed suit in the U.S. Federal Court for the Northern District of California against Peabody Coal and various oil and power company defendants, including Duke Energy and certain of its subsidiaries. Plaintiffs brought the action on their own behalf and on behalf of the village's 400 residents. The lawsuit alleges that defendants' emissions of $CO_2$ contributed to global warming and constitute a private and public nuisance. Plaintiffs also allege that certain defendants, including Duke Energy, conspired to mislead the public with respect to global warming. Plaintiffs seek unspecified monetary damages, attorney's fees and expenses. On June 30, 2008, the defendants filed a motion to dismiss on jurisdictional grounds, together with a motion to dismiss the conspiracy claims. On October 15, 2009, the District Court granted defendants motion to dismiss. The plaintiffs filed a notice of appeal and briefing is complete. By order dated February 23, 2011, the Court stayed oral argument in this case pending the Supreme Court's ruling in the $CO_2$ litigation discussed above. Following the Supreme Court's June 20, 2011 decision the Ninth Circuit Court of Appeals held argument in the case on November 28, 2011. It is not possible to predict whether Duke Energy will incur any liability or to estimate the damages, if any, that Duke Energy might incur in connection with this matter.

***Price Reporting Cases.***

A total of five lawsuits were filed against Duke Energy affiliates and other energy companies and remain pending in a consolidated, single federal court proceeding in Nevada.

In November 2009, the judge granted defendants' motion for reconsideration of the denial of defendants' summary judgment motion in two of the remaining five cases to which Duke Energy affiliates are a party. A hearing on that motion occurred on July 15, 2011, and on July 19, 2011, the judge granted the motion for summary judgment. Plaintiffs have filed a notice of appeal to the U.S. Court of Appeals for the Ninth Circuit. In December 2009, plaintiffs in the consolidated cases filed a motion to amend their complaints in the individual cases to add a claim for treble damages under the Sherman Act, including additional factual allegations regarding fraudulent concealment of defendants' allegedly conspiratorial conduct. Those motions were denied on October 29, 2010.

Each of these cases contains similar claims, that the respective plaintiffs, and the classes they claim to represent, were harmed by the defendants' alleged manipulation of the natural gas markets by various means, including providing false information to natural gas trade publications and entering into unlawful arrangements and agreements in violation of the antitrust laws of the respective states. Plaintiffs seek damages in unspecified amounts. It is not possible to predict whether Duke Energy will incur any liability or to estimate the damages, if any, that Duke Energy might incur in connection with the remaining matters. However, based on Duke Energy's past experiences with similar cases of this nature, it does not believe its exposure under these remaining matters is material.

***Duke Energy International Paranapanema Lawsuit.***

On July 16, 2008, Duke Energy International Geracao Paranapanema S.A. (DEIGP) filed a lawsuit in the Brazilian federal court challenging transmission fee assessments imposed under two new resolutions promulgated by the Brazilian Electricity Regulatory Agency (ANEEL) (collectively, the Resolutions). The Resolutions purport to impose additional transmission fees (retroactive to July 1, 2004 and effective through June 30, 2009) on generation companies located in the State of São Paulo for utilization of the electric transmission system. The new charges are based upon a flat-fee that fails to take into account the locational usage by each generator. DEIGP's additional assessment under these Resolutions amounts to approximately $61 million, inclusive of interest, through December 2011. Based on DEIGP's continuing refusal to tender payment of the disputed sums, on April 1, 2009, ANEEL imposed an additional fine against DEIGP in the amount of $9 million. DEIGP filed a request to enjoin payment of the fine and for an expedited decision on the merits or, alternatively, an order requiring that all disputed sums be deposited in the court's registry in lieu of direct payment to the distribution companies.

On June 30, 2009, the court issued a ruling in which it granted DEIGP's request for injunction regarding the additional fine, but denied DEIGP's request for an expedited decision on the original assessment or payment into the court registry. Under the court's order, DEIGP was required to make installment payments on the original assessment directly to the distribution companies pending resolution on the merits. DEIGP filed an appeal and on August 28, 2009, the order was modified to allow DEIGP to deposit the disputed portion of each installment, which was most of the assessed amount, into an escrow account pending resolution on the merits. In the second quarter of 2009, Duke Energy recorded a pre-tax charge of $33 million associated with this matter.

***Brazil Expansion Lawsuit.***

On August 9, 2011, the State of São Paulo filed a lawsuit in Brazilian state court against DEIGP based upon a claim that DEIGP is under a continuing obligation to expand installed generation capacity by 15% pursuant to a stock purchase agreement under which DEIGP

## Combined Notes to Consolidated Financial Statements – (Continued)

purchased generation assets from the state. On August 10, 2011, a judge granted an ex parte injunction ordering DEIGP to present, within 60 days of service, a detailed expansion plan in satisfaction of the 15% obligation or face civil penalties in the amount of approximately $16,000 per day. Both DEIGP and ANEEL have previously taken a position that the 15% expansion obligation is no longer viable given the changes that have occurred in the electric energy sector since privatization of that sector. After filing various objections, defenses and appeals regarding the referenced order, DEIGP submitted its proposed expansion plan on November 11, 2011. The Court ordered the State of São Paulo to file a response to the proposed plan. That response is outstanding.

***Duke Energy Retirement Cash Balance Plan.***

A class action lawsuit was filed in federal court in South Carolina against Duke Energy and the Duke Energy Retirement Cash Balance Plan, alleging violations of Employee Retirement Income Security Act (ERISA) and the Age Discrimination in Employment Act (ADEA). These allegations arise out of the conversion of the Duke Energy Company Employees' Retirement Plan into the Duke Energy Retirement Cash Balance Plan. The case also raises some Plan administration issues, alleging errors in the application of Plan provisions (i.e., the calculation of interest rate credits in 1997 and 1998 and the calculation of lump-sum distributions). Six causes of action were alleged, ranging from age discrimination, to various alleged ERISA violations, to allegations of breach of fiduciary duty. Plaintiffs sought a broad array of remedies, including a retroactive reformation of the Duke Energy Retirement Cash Balance Plan and a recalculation of participants'/ beneficiaries' benefits under the revised and reformed plan. Duke Energy filed its answer in March 2006. A portion of this contingent liability was assigned to Spectra Energy Corp (Spectra Energy) in connection with the spin-off in January 2007. A hearing on the plaintiffs' motion to amend the complaint to add an additional age discrimination claim, defendant's motion to dismiss and the respective motions for summary judgment was held in December 2007. On June 2, 2008, the court issued its ruling denying plaintiffs' motion to add the additional claim and dismissing a number of plaintiffs' claims, including the claims for ERISA age discrimination. Subsequently, plaintiffs notified Duke Energy that they were withdrawing their ADEA claim. On September 4, 2009, the court issued its order certifying classes for three of the remaining claims but not certifying their claims as to plaintiffs' fiduciary duty claims. After mediation on September 21, 2010, the parties reached an agreement in principle to settle the lawsuit, subject to execution of a definitive settlement agreement, notice to the class members and approval of the settlement by the Court. In the third quarter of 2010, Duke Energy recorded a provision related to the settlement agreement. At a hearing on May 16, 2011, the court issued its final confirmation order and payments have been made in accordance with the settlement agreement.

***Crescent Litigation.***

On September 3, 2010, the Crescent Resources Litigation Trust filed suit against Duke Energy along with various affiliates and several individuals, including current and former employees of Duke Energy, in the U.S. Bankruptcy Court for the Western District of Texas. The Crescent Resources Litigation Trust was established in May 2010 pursuant to the plan of reorganization approved in the Crescent bankruptcy proceedings in the same court. The complaint alleges that in 2006 the defendants caused Crescent to borrow approximately $1.2 billion from a consortium of banks and immediately thereafter distribute most of the loan proceeds to Crescent's parent company without benefit to Crescent. The complaint further alleges that Crescent was rendered insolvent by the transactions, and that the distribution is subject to recovery by the Crescent bankruptcy estate as an alleged fraudulent transfer. The plaintiff requests return of the funds as well as other statutory and equitable relief, punitive damages and attorneys' fees. Duke Energy and its affiliated defendants believe that the referenced 2006 transactions were legitimate and did not violate any state or federal law. Defendants filed a motion to dismiss in December 2010. On March 21, 2011, the plaintiff filed a response to the defendant's motion to dismiss and a motion for leave to file an amended complaint, which was granted. The Defendants filed a second motion to dismiss in response to plaintiffs' amended complaint.

A hearing on the motion was held on August 31, 2011, and the parties are awaiting a ruling. On December 14, 2011, the Plaintiff filed a demand for jury trial and a motion to transfer the case to the federal district court. Defendants responded by filing a motion to strike Plaintiff's jury demand, but consented to the transfer of the case to the District Court. The court's ruling on the jury demand and motion to transfer is pending. No trial date has been set. It is not possible to predict at this time whether Duke Energy will incur any liability or to estimate the damages, if any, that Duke Energy might incur in connection with this lawsuit.

On October 14, 2010, a suit was filed in Mecklenburg County, North Carolina, by a group of Duke Energy shareholders alleging breach of duty of loyalty and good faith by certain Duke Energy directors who were directors at the time of the 2006 Crescent transaction. On January 5, 2011, defendants filed a Notice of Designation of this case for the North Carolina Business Court. On July 22, 2011, the court granted the defendants' motion to dismiss the lawsuit and the plaintiffs did not appeal the ruling.

***Progress Energy Merger Litigation.***

Duke Energy and Diamond Acquisition Corporation, a wholly owned subsidiary of Duke Energy have been named as defendants in 10 purported shareholder actions filed in North Carolina state court and two cases filed in federal court in North Carolina. The actions, which contain similar allegations, were brought by individual shareholders against the following defendants: Progress Energy, Duke

## Combined Notes to Consolidated Financial Statements – (Continued)

Energy, Diamond Acquisition Corporation and Directors of Progress Energy. The lawsuits allege that the individual defendants breached their fiduciary duties to Progress Energy shareholders and that Duke Energy and Diamond Acquisition Corporation, aided and abetted the individual defendants. The plaintiffs seek damages and to enjoin the merger. One of the state court cases was voluntarily dismissed. On July 11, 2011, the parties to the remaining nine state court cases entered into a Memorandum of Understanding for a disclosure-based settlement of the litigation. The court's final order approving the settlement was issued on November 29, 2011. The time period for appeal ended on January 18, 2012.

The plaintiff in one of the federal court lawsuits filed a motion for voluntary withdrawal, leaving one federal case pending. The complaint in the federal action includes allegations that defendants violated federal securities laws in connection with the statements contained in Duke Energy's Registration Statement on Form S-4, as amended, and is now subject to the notice requirements of the Private Securities Litigation Reform Act. Plaintiff's counsel in the federal case have sent a total of four derivative demand letters to Progress Energy demanding that Progress Energy's board of directors make certain disclosures, desist from moving forward with the merger and engage in an auction of the company. Progress Energy has indicated that it is evaluating those demands. On August 3, 2011, the Court issued a scheduling order granting the plaintiffs' unopposed motion for preliminary approval of the proposed settlement. On December 8, 2011, the Plaintiff filed a Notice of Voluntary Dismissal terminating the litigation.

***Federal Advanced Clean Coal Tax Credits.***

Duke Energy Carolinas has been awarded $125 million of federal advanced clean coal tax credits associated with its construction of Cliffside Unit 6 and Duke Energy Indiana has been awarded $134 million of federal advanced clean coal tax credits associated with its construction of the Edwardsport IGCC plant. In March, 2008, two environmental groups, Appalachian Voices and the Canary Coalition, filed suit against the Federal government challenging the tax credits awarded to incentivize certain clean coal projects. Although Duke Energy was not a party to the case, the allegations center on the tax incentives provided for the Cliffside and Edwardsport projects. The initial complaint alleged a failure to comply with the National Environmental Policy Act. The first amended complaint, filed in August 2008, added an Endangered Species Act claim and also sought declaratory and injunctive relief against the DOE and the U.S. Department of the Treasury. In 2008, the District Court dismissed the case. On September 23, 2009, the District Court issued an order granting plaintiffs' motion to amend their complaint and denying, as moot, the motion for reconsideration. Plaintiffs have filed their second amended complaint. The Federal government has moved to dismiss the second amended complaint; the motion is pending. On July 26, 2010, the District Court denied plaintiffs' motion for preliminary injunction seeking to halt the issuance of the tax credits.

**Duke Energy Carolinas**

***Duke Energy Carolinas Cliffside Unit 6 Permit.***

On July 16, 2008, the Southern Alliance for Clean Energy, Environmental Defense Fund, National Parks Conservation Association, Natural Resources Defenses Council, and Sierra Club (collectively referred to as Citizen Groups) filed suit in U.S District Court for the Western District of North Carolina alleging that Duke Energy Carolinas violated the CAA when it commenced construction of Cliffside Unit 6 without obtaining a determination that the MATS emission limits will be met for all prospective hazardous air emissions at that plant. The Citizen Groups claim the right to injunctive relief against further construction at the plant as well as civil penalties in the amount of up to $32,500 per day for each alleged violation. In July 2008, Duke Energy Carolinas voluntarily performed a MATS assessment of air emission controls planned for Cliffside Unit 6 and submitted the results to the Department of Environment and Natural Resources (DENR). On December 2, 2008, the Court granted summary judgment in favor of the Plaintiffs and entered judgment ordering Duke Energy Carolinas to initiate a MATS process before the DAQ. The court did not issue an injunction against further construction, but retained jurisdiction to monitor the MATS proceedings. On December 4, 2008, Duke Energy Carolinas submitted its MATS filing and supporting information to the DAQ specifically seeking DAQ's concurrence as a threshold matter that construction of Cliffside Unit 6 is not a major source subject to section 112 of the CAA and submitting a MATS determination application. Concurrent with the initiation of the MATS process, Duke Energy Carolinas filed a notice of appeal to the Fourth Circuit Court of Appeals of the Court's December 2, 2008 order to reverse the Court's determination that Duke Energy Carolinas violated the CAA. The DAQ issued the revised permit on March 13, 2009, finding that Cliffside Unit 6 is a minor source of hazardous air pollutants (HAPs) and imposing operating conditions to assure that emissions stay below the major source threshold. Based upon DAQ's minor-source determination, Duke Energy Carolinas filed a motion requesting that the court abstain from further action on the matter and dismiss the plaintiffs' complaint. The court granted Duke Energy Carolinas motion to abstain and dismissed the plaintiffs' complaint without prejudice, but also ordered Duke Energy Carolinas to pay the plaintiffs' attorneys' fees. On August 3, 2009, plaintiffs filed a notice of appeal of the court's order and Duke Energy Carolinas likewise appealed on the grounds, among others, that the dismissal should have been with prejudice and the court should not have ordered payment of attorneys' fees. The appeals have been consolidated. On April 14, 2011, the Fourth Circuit Court of Appeals affirmed the district court's ruling awarding fees to defendants. Duke Energy Carolinas filed a request for rehearing, which was denied, on May 10, 2011. A settlement was reached in January 2012. Duke Energy Carolinas has paid the attorneys fees and this matter is resolved.

The revised permits, issued by DAQ on January 29, 2008 and March 13, 2009, were appealed by seven different organizations and

## Combined Notes to Consolidated Financial Statements – (Continued)

the appeals were consolidated in the North Carolina Office of Administrative Hearings. Through rulings on motions to dismiss and motions for summary judgment, the administrative law judge narrowed the issues for hearing and two of the parties appealing were dismissed. A hearing was scheduled in October 2011. On October 5, 2011, petitioners and Duke Energy Carolinas agreed to a settlement in principle. The settlement agreement was executed on January 3, 2012. Pursuant to this agreement and existing requirements in the air permit, Duke Energy Carolinas will retire 1667 MWs of older coal-fired units between May 2011 and December 2020. Petitioners moved to dismiss their petitions on January 17, 2012, and the administrative law judge granted the motion to dismiss on January 18, 2012. This matter is now resolved.

***Asbestos-related Injuries and Damages Claims.***

Duke Energy Carolinas has experienced numerous claims for indemnification and medical cost reimbursement relating to damages for bodily injuries alleged to have arisen from the exposure to or use of asbestos in connection with construction and maintenance activities conducted on its electric generation plants prior to 1985. As of December 31, 2011, there were 181 asserted claims for non-malignant cases with the cumulative relief sought of up to $38 million, and 32 asserted claims for malignant cases with the cumulative relief sought of up to $8 million. Based on Duke Energy Carolinas' experience, it is expected that the ultimate resolution of most of these claims likely will be less than the amount claimed.

Amounts recognized as asbestos-related reserves related to Duke Energy Carolinas in the respective Consolidated Balance Sheets totaled $801 million and $853 million as of December 31, 2011 2010, respectively, and are classified in Other within Deferred Credits and Other Liabilities and Other within Current Liabilities. These reserves are based upon the minimum amount in Duke Energy Carolinas' best estimate of the range of loss for current and future asbestos claims through 2030. Management believes that it is possible there will be additional claims filed against Duke Energy Carolinas after 2030. In light of the uncertainties inherent in a longer-term forecast, management does not believe that they can reasonably estimate the indemnity and medical costs that might be incurred after 2030 related to such potential claims. Asbestos-related loss estimates incorporate anticipated inflation, if applicable, and are recorded on an undiscounted basis. These reserves are based upon current estimates and are subject to greater uncertainty as the projection period lengthens. A significant upward or downward trend in the number of claims filed, the nature of the alleged injury, and the average cost of resolving each such claim could change our estimated liability, as could any substantial or favorable verdict at trial. A federal legislative solution, further state tort reform or structured settlement transactions could also change the estimated liability. Given the uncertainties associated with projecting matters into the future and numerous other factors outside our control, management believes that it is possible Duke Energy Carolinas may incur asbestos liabilities in excess of the recorded reserves.

Duke Energy Carolinas has a third-party insurance policy to cover certain losses related to asbestos-related injuries and damages above an aggregate self insured retention of $476 million. Duke Energy Carolinas' cumulative payments began to exceed the self insurance retention on its insurance policy in 2008. Future payments up to the policy limit will be reimbursed by Duke Energy Carolinas' third party insurance carrier. The insurance policy limit for potential future insurance recoveries for indemnification and medical cost claim payments is $968 million in excess of the self insured retention. Insurance recoveries of $813 million and $850 million related to this policy are classified in the respective Consolidated Balance Sheets in Other within Investments and Other Assets and Receivables as of December 31, 2011 and December 31, 2010, respectively. Duke Energy Carolinas is not aware of any uncertainties regarding the legal sufficiency of insurance claims. Management believes the insurance recovery asset is probable of recovery as the insurance carrier continues to have a strong financial strength rating.

**Duke Energy Ohio**

***Antitrust Lawsuit.***

In January 2008, four plaintiffs, including individual, industrial and nonprofit customers, filed a lawsuit against Duke Energy Ohio in federal court in the Southern District of Ohio. Plaintiffs alleged that Duke Energy Ohio (then The Cincinnati Gas & Electric Company), conspired to provide inequitable and unfair price advantages for certain large business consumers by entering into non-public option agreements with such consumers in exchange for their withdrawal of challenges to Duke Energy Ohio's pending Rate Stabilization Plan (RSP), which was implemented in early 2005. On March 31, 2009, the District Court granted Duke Energy Ohio's motion to dismiss. Plaintiffs filed a motion to alter or set aside the judgment, which was denied by an order dated March 31, 2010. In April 2010, the plaintiffs filed their appeal of that order with the U.S. Court of Appeals for the Sixth Circuit, which heard argument on that appeal on January 11, 2012. It is not possible to predict at this time whether Duke Energy Ohio will incur any liability or to estimate the damages, if any, that Duke Energy Ohio might incur in connection with this lawsuit.

***Asbestos-related Injuries and Damages Claims.***

Duke Energy Ohio has been named as a defendant or co-defendant in lawsuits related to asbestos at its electric generating stations. The impact on Duke Energy Ohio's consolidated results of operations, cash flows or financial position of these cases to date has not been material. Based on estimates under varying assumptions concerning uncertainties, such as, among others: (i) the number of contractors potentially exposed to asbestos during construction or maintenance of Duke Energy Ohio generating plants; (ii) the possible incidence of various illnesses among exposed workers, and (iii) the potential settlement costs without federal or other legislation that addresses asbestos tort actions, Duke Energy Ohio estimates that the range of reasonably possible exposure in existing and future suits over the foreseeable future is not material. This estimated range of exposure may change as additional settlements occur and claims are made and more case law is established.

### Duke Energy Indiana

*Prosperity Mine, LLC.*

On October 12, 2009, Prosperity Mine, LLC (Prosperity) filed for arbitration under an Agreement for the Sale and Purchase of Coal dated October 30, 2008. The Agreement provided for sale by Prosperity and purchase by Duke Energy Indiana of 500,000 tons of coal per year, commencing on January 1, 2009 and continuing until December 31, 2014, unless sooner terminated under the terms of the Agreement. Duke Energy Indiana could terminate the Agreement if a force majeure event lasted more than three months. Prosperity declared a force majeure event on February 13, 2010 and, when Prosperity did not notify Duke Energy Indiana that the force majeure had ended; Duke Energy Indiana sent written notice of termination on May 14, 2010. Prosperity contends that the termination was improper and that it is owed damages, quantified at $88 million, for the full contractual volumes through 2014. On November 17, 2010, the arbitrators issued their decision, ruling in favor of Duke Energy Indiana on all counts. On January 7, 2011, Prosperity filed a lawsuit in Indiana state court alleging that the arbitrators exceeded their power and acted without authority and asking that the arbitrators' award be vacated. The parties reached a commercial arrangement pursuant to which Prosperity agreed to dismiss the lawsuit.

### Other Litigation and Legal Proceedings

The Duke Energy Registrants are involved in other legal, tax and regulatory proceedings arising in the ordinary course of business, some of which involve substantial amounts. Management believes that the final disposition of these proceedings will not have a material effect on its consolidated results of operations, cash flows or financial position.

The Duke Energy Registrants have exposure to certain legal matters that are described herein. Duke Energy has recorded reserves, including reserves related to the aforementioned asbestos-related injuries and damages claims, of $810 million and $900 million as of December 31, 2011 and December 31, 2010, respectively, for these proceedings and exposures (the total of which is primarily related to Duke Energy Carolinas). These reserves represent management's best estimate of probable loss as defined in the accounting guidance for contingencies. Duke Energy has insurance coverage for certain of these losses incurred. As of December 31, 2011 and December 31, 2010, Duke Energy recognized $813 and $850 million, respectively, of probable insurance recoveries related to these losses (the total of which is related to Duke Energy Carolinas).

The Duke Energy Registrants expense legal costs related to the defense of loss contingencies as incurred.

### Other Commitments and Contingencies

*General.*

As part of its normal business, the Duke Energy Registrants are a party to various financial guarantees, performance guarantees and other contractual commitments to extend guarantees of credit and other assistance to various subsidiaries, investees and other third parties. To varying degrees, these guarantees involve elements of performance and credit risk, which are not included on the respective Consolidated Balance Sheets. The possibility of any of the Duke Energy Registrants having to honor their contingencies is largely dependent upon future operations of various subsidiaries, investees and other third parties, or the occurrence of certain future events.

In addition, the Duke Energy Registrants enter into various fixed-price, non-cancelable commitments to purchase or sell power (tolling arrangements or power purchase contracts), take-or-pay arrangements, transportation or throughput agreements and other contracts that may or may not be recognized on the respective Consolidated Balance Sheets. Some of these arrangements may be recognized at fair value on the respective Consolidated Balance Sheets if such contracts meet the definition of a derivative and the NPNS exception does not apply.

### Operating and Capital Lease Commitments

The Duke Energy Registrants lease assets in several areas of their operations. Consolidated capitalized lease obligations are classified as debt on the Consolidated Balance Sheets (see Note 6). Amortization of assets recorded under capital leases is included in Depreciation and Amortization on the Consolidated Statements of Operations.

The following table includes rental expense for operating leases. These amounts are included in Operation, Maintenance and Other on the Consolidated Statements of Operations.

| | For the years ended December 31, | | |
|---|---|---|---|
| (in millions) | **2011** | 2010 | 2009 |
| Duke Energy | **$104** | $122 | $129 |
| Duke Energy Carolinas | **43** | 60 | 56 |
| Duke Energy Ohio | **19** | 19 | 22 |
| Duke Energy Indiana | **24** | 24 | 26 |

## Combined Notes to Consolidated Financial Statements – (Continued)

The following table includes future minimum lease payments under operating leases, which at inception had a non-cancelable term of more than one year, and capital leases as of December 31, 2011.

| | Duke Energy | | Duke Energy Carolinas | | Duke Energy Ohio | | Duke Energy Indiana | |
|---|---|---|---|---|---|---|---|---|
| (in millions) | Operating Leases | Capital Leases | Operating Leases | Capital Leases | Operating Leases | Capital Leases | Operating Leases | Capital Leases |
| 2012 | $ 81 | $ 36 | $ 37 | $ 2 | $12 | $ 9 | $19 | $ 4 |
| 2013 | 70 | 25 | 31 | 2 | 10 | 8 | 18 | 3 |
| 2014 | 55 | 23 | 24 | 3 | 8 | 7 | 12 | 3 |
| 2015 | 42 | 22 | 19 | 3 | 7 | 7 | 9 | 3 |
| 2016 | 31 | 24 | 13 | 3 | 6 | 6 | 6 | 2 |
| Thereafter | 202 | 176 | 79 | 21 | 24 | 7 | 8 | 12 |
| Total | $481 | $306 | $203 | $34 | $67 | $44 | $72 | $27 |

## 6. DEBT AND CREDIT FACILITIES

### Summary of Debt and Related Terms

| **Duke Energy** (in millions) | Weighted-Average Rate | Year Due | December 31, **2011** | 2010 |
|---|---|---|---|---|
| Unsecured debt | 5.7% | 2012 – 2037 | **$ 8,961** | $ 8,036 |
| Secured debt | 3.7% | 2012 – 2035 | **1,118** | 1,167 |
| First mortgage bonds[(a)] | 5.1% | 2013 – 2041 | **8,182** | 6,689 |
| Capital leases | 7.9% | 2012 – 2047 | **306** | 283 |
| Other debt[(b)] | 1.9% | 2012 – 2041 | **1,597** | 1,623 |
| Non-recourse notes payable of VIEs | | | **273** | 216 |
| Notes payable and commercial paper[(c)] | 0.6% | | **604** | 450 |
| Fair value hedge carrying value adjustment | | | **19** | 25 |
| Unamortized debt discount and premium, net | | | **(60)** | (63) |
| Total debt[(d)] | | | **21,000** | 18,426 |
| Short-term notes payable and commercial paper | | | **(154)** | — |
| Current maturities of long-term debt | | | **(1,894)** | (275) |
| Short-term non-recourse notes payable of VIEs | | | **(273)** | (216) |
| Total long-term debt, including long-term debt of VIEs | | | **$18,679** | $17,935 |

(a) As of December 31, 2011, substantially all of USFE&G's electric and gas plant in service is mortgaged under the mortgage bond indentures of Duke Energy Carolinas, Duke Energy Ohio and Duke Energy Indiana.

(b) Includes $1,515 million and $1,540 million of Duke Energy tax-exempt bonds as of December 31, 2011 and 2010, respectively. As of December 31, 2011 and 2010, $650 million and $583 million, respectively, was secured by first mortgage bonds and $231 million and $348 million, respectively, was secured by a letter of credit.

(c) Includes $450 million as of both December 31, 2011 and 2010 that was classified as Long-term Debt on the Consolidated Balance Sheets due to the existence of long-term credit facilities which back-stop these commercial paper balances, along with Duke Energy's ability and intent to refinance these balances on a long-term basis. The weighted-average days to maturity was 17 days and 14 days as of December 31, 2011 and 2010, respectively.

(d) As of December 31, 2011 and 2010, $420 million and $489 million, respectively, of debt was denominated in Brazilian Reals.

## Combined Notes to Consolidated Financial Statements – (Continued)

| Duke Energy Carolinas (in millions) | Weighted-Average Rate | Year Due | December 31, 2011 | 2010 |
|---|---|---|---|---|
| Unsecured debt | 6.1% | 2012–2037 | **$ 2,313** | $2,318 |
| Secured debt associated with accounts receivable securitization | 1.1% | 2013 | **300** | 300 |
| First mortgage bonds[a] | 5.1% | 2013–2041 | **5,913** | 4,413 |
| Capital leases | 14.1% | 2012–2041 | **34** | 21 |
| Tax-exempt bonds[b] | 3.4% | 2012–2040 | **415** | 415 |
| Money pool borrowings[c] | 0.5% | | **300** | 300 |
| Fair value hedge carrying value adjustment | | | **13** | 16 |
| Unamortized debt discount and premium, net | | | **(14)** | (13) |
| Total debt | | | **9,274** | 7,770 |
| Current maturities of long-term debt | | | **(1,178)** | (8) |
| Total long-term debt, including long-term debt of VIEs | | | **$ 8,096** | $7,762 |

(a) As of December 31, 2011, substantially all of Duke Energy Carolinas' electric plant in service is mortgaged under the mortgage bond indenture relating to Duke Energy Carolinas.
(b) As of both December 31, 2011 and 2010, $360 million were secured by first mortgage bonds.
(c) Classified as Long-term Debt on the Consolidated Balance Sheets due to the existence of long-term credit facilities which back-stop these money pool borrowings, along with Duke Energy Carolinas' ability and intent to refinance these balances on a long-term basis.

| Duke Energy Ohio (in millions) | Weighted-Average Rate | Year Due | December 31, 2011 | 2010 |
|---|---|---|---|---|
| Unsecured debt | 5.7% | 2012 – 2036 | **$1,305** | $1,305 |
| First mortgage bonds[a] | 4.3% | 2013 – 2019 | **700** | 700 |
| Capital leases | 4.8% | 2012 – 2020 | **44** | 53 |
| Other debt[b] | 0.6% | 2024 – 2041 | **533** | 534 |
| Fair value hedge carrying value adjustment | | | **7** | 8 |
| Unamortized debt discount and premium, net | | | **(34)** | (36) |
| Total debt | | | **2,555** | 2,564 |
| Current maturities of long-term debt | | | **(507)** | (7) |
| Total long-term debt | | | **$2,048** | $2,557 |

(a) As of December 31, 2011, substantially all of Franchised Electric & Gas' electric plant in service is mortgaged under the mortgage bond indenture relating to Duke Energy Ohio (excluding Duke Energy Kentucky).
(b) Includes $525 million of Duke Energy Ohio tax-exempt bonds as of December 31, 2011 and 2010. As of December 31, 2011 and 2010, $27 million and $77 million, respectively, was secured by a letter of credit.

| Duke Energy Indiana (in millions) | Weighted-Average Rate | Year Due | December 31, 2011 | 2010 |
|---|---|---|---|---|
| Unsecured debt | 5.7% | 2012 – 2035 | **$1,148** | $1,149 |
| First mortgage bonds[a] | 5.7% | 2020 – 2039 | **1,569** | 1,577 |
| Capital leases | 7.4% | 2012 – 2047 | **27** | 31 |
| Money pool borrowings[b] | 0.5% | | **450** | 150 |
| Tax-exempt bonds[c] | 2.0% | 2019 – 2040 | **574** | 575 |
| Unamortized debt discount and premium, net | | | **(9)** | (10) |
| Total debt | | | **3,759** | 3,472 |
| Notes payable | | | **(300)** | — |
| Current maturities of long-term debt | | | **(6)** | (11) |
| Total long-term debt | | | **$3,453** | $3,461 |

(a) As of December 31, 2011, substantially all of Duke Energy Indiana's electric plant in service is mortgaged under the mortgage bond indenture relating to Duke Energy Indiana.
(b) Includes $150 million as of both December 31, 2011 and 2010, that was classified as Long-term Debt on the Consolidated Balance Sheets due to the existence of long-term credit facilities which back-stop these money pool borrowings, along with Duke Energy Indiana's ability and intent to refinance these balances on a long-term basis.
(c) As of December 31, 2011 and 2010, $289 million and $223 million, respectively, were secured by first mortgage bonds. As of December 31, 2011 and December 31, 2010, $204 million and $271 million, respectively, was secured by a letter of credit.

**Unsecured Debt.**

In November 2011, Duke Energy issued $500 million of senior notes, which carry a fixed interest rate of 2.15% and mature November 15, 2016. Proceeds from the issuance will be used to fund capital expenditures in Duke Energy's unregulated businesses in the U.S. and for general corporate purposes.

In August 2011, Duke Energy issued $500 million principal amount of senior notes, which carry a fixed interest rate of 3.55% and mature September 15, 2021. Proceeds from the issuance will be used to repay a portion of Duke Energy's commercial paper as it matures, to fund capital expenditures in Duke Energy's unregulated businesses in the U.S. and for general corporate purposes.

In July 2010, International Energy issued $281 million principal amount in Brazil, which carries an interest rate of 8.59% plus IGP-M (Brazil's monthly inflation index) non-convertible debentures due July 2015. Proceeds of the issuance were used to refinance Brazil debt related to DEIGP and for future debt maturities in Brazil.

In March 2010, Duke Energy issued $450 million principal amount of 3.35% senior notes due April 1, 2015. Proceeds from the issuance were used to repay $274 million of borrowings under the master credit facility and for general corporate purposes.

**First Mortgage Bonds.**

In December 2011, Duke Energy Carolinas issued $1 billion principal amount of first mortgage bonds, of which $350 million carry a fixed interest rate of 1.75% and mature December 15, 2016 and $650 million carry a fixed interest rate of 4.25% and mature December 15, 2041. Proceeds from the issuances were used to repay $750 million 6.25% senior unsecured notes which matured January 15, 2012, with the remainder to fund capital expenditures and for general corporate purposes.

In May 2011, Duke Energy Carolinas issued $500 million principal amount of first mortgage bonds, which carry a fixed interest rate of 3.90% and mature June 15, 2021. Proceeds from this issuance were used to fund capital expenditures and for general corporate purposes.

In July 2010, Duke Energy Indiana issued $500 million principal amount of 3.75% first mortgage bonds due July 15, 2020. Proceeds from the issuance were used to repay $123 million of borrowings under Duke Energy's master credit facility, to fund Duke Energy Indiana's ongoing capital expenditures and for general corporate purposes.

In June 2010, Duke Energy Carolinas issued $450 million principal amount of 4.30% first mortgage bonds due June 15, 2020. Proceeds from the issuance were used to fund Duke Energy Carolinas' ongoing capital expenditures and for general corporate purposes.

**Other Debt.**

At December 31, 2011, Duke Energy Carolinas had $400 million principal amount of 5.625% senior unsecured notes due November 2012 classified as Current maturities of long-term debt on Duke Energy Carolinas' Consolidated Balance Sheets. At December 31, 2010, these notes were classified as Long-term Debt on Duke Energy Carolinas' Consolidated Balance Sheets. Duke Energy Carolinas currently anticipates satisfying this obligation with proceeds from additional borrowings.

At December 31, 2011, Duke Energy Carolinas had $750 million principal amount of 6.25% senior unsecured notes due January 2012 classified as Current maturities of long-term debt on Duke Energy Carolinas' Consolidated Balance Sheets. At December 31, 2010, these notes were classified as Long-term Debt on Duke Energy Carolinas' Consolidated Balance Sheets. As noted above, in January 2012, Duke Energy Carolinas satisfied this obligation with proceeds from borrowings under its December 2011 debt issuance.

At December 31, 2011, Duke Energy Ohio had $500 million principal amount of 5.70% debentures due September 2012 classified as Current maturities of long-term debt on Duke Energy Ohio's Consolidated Balance Sheets. At December 31, 2010, these notes were classified as Long-term Debt on Duke Energy Ohio's Consolidated Balance Sheets. Duke Energy Ohio currently anticipates satisfying this obligation with proceeds from additional borrowings.

In April 2011, Duke Energy filed a registration statement (Form S-3) with the SEC to sell up to $1 billion variable denomination floating rate demand notes, called PremierNotes. The Form S-3 states that no more than $500 million of the notes will be outstanding at any particular time. The notes are offered on a continuous basis and bear interest at a floating rate per annum determined by the Duke Energy PremierNotes Committee, or its designee, on a weekly basis. The interest rate payable on notes held by an investor may vary based on the principal amount of the investment. The notes have no stated maturity date, but may be redeemed in whole or in part by Duke Energy at any time. The notes are non-transferable and may be redeemed in whole or in part at the investor's option. Proceeds from the sale of the notes will be used for general corporate purposes. The balance as of December 31, 2011, is $79 million. The notes reflect a short-term debt obligation of Duke Energy and are reflected as Notes payable on Duke Energy's Consolidated Balance Sheets.

In September 2010, Duke Energy Carolinas converted $143 million of tax-exempt variable-rate demand bonds to tax-exempt term bonds, which carry a fixed interest rate of 4.375% and mature October 2031. Prior to the conversion, the bonds were held by Duke Energy Carolinas as treasury bonds. In connection with the conversion, the tax-exempt bonds were secured by a series of Duke Energy Carolinas' first mortgage bonds.

## Combined Notes to Consolidated Financial Statements – (Continued)

In September 2010, Duke Energy Carolinas converted $100 million of tax-exempt variable-rate demand bonds, to tax-exempt term bonds, which carry a fixed interest rate of 4.625% and mature November 1, 2040. In connection with the conversion, the tax-exempt bonds were secured by a series of Duke Energy Carolinas' first mortgage bonds.

In September 2010, Duke Energy Indiana refunded $70 million of tax-exempt auction rate bonds through the issuance of $70 million principal amount of tax-exempt term bonds, of which $60 million carry a fixed interest rate of 3.375% and mature March 1, 2019 and $10 million carry a fixed interest rate of 3.75% and mature April 1, 2022. In connection with the conversion, the tax-exempt bonds were secured by a series of Duke Energy Indiana's first mortgage bonds.

**Non-Recourse Notes Payable of VIEs.**

To fund the purchase of receivables, CRC borrows from third parties and such borrowings fluctuate based on the amount of receivables sold to CRC. The borrowings are secured by the assets of CRC and are non-recourse to Duke Energy. The debt is recorded as short term as the facility has an expiration date of October 2012. At December 31, 2011 and 2010, CRC borrowings were $273 million and $216 million, respectively, and are reflected as Non-Recourse Notes Payable of VIEs on Duke Energy's Consolidated Balance Sheets.

**Non-Recourse Long-Term Debt of VIEs.**

In December 2010, Top of the World Wind Energy LLC, a subsidiary of DEGS, an indirect wholly-owned subsidiary of Duke Energy, entered into a long-term loan agreement for $193 million principal amount maturing in December 2028. The collateral for this loan is substantially all of the assets of Top of the World Windpower LLC. The initial interest rate on the notes is the six month adjusted LIBOR plus an applicable margin. In connection with this debt issuance, DEGS entered into an interest rate swap to convert the substantial majority of the loan interest payments from a variable rate to a fixed rate of 3.465% plus the applicable margin, which was 2.375% as of December 31, 2011. Proceeds from the issuance will be used to help fund the existing wind portfolio.

In May 2010, Green Frontier Wind Power, LLC, a subsidiary of DEGS, an indirect wholly-owned subsidiary of Duke Energy, entered into a long-term loan agreement for $325 million principal amount maturing in 2025. The collateral for this loan is a group of five wind farms located in Wyoming, Colorado and Pennsylvania. The initial interest rate on the notes is the six month adjusted London Interbank Offered Rate (LIBOR) plus an applicable margin. In connection with this debt issuance, DEGS entered into an interest rate swap to convert the substantial majority of the loan interest payments from a variable rate to a fixed rate of 3.4% plus the applicable margin, which was 2.5% as of December 31, 2011. Proceeds from the issuance will be used to help fund the existing wind portfolio. As this debt is non-recourse to Duke Energy, the balance at December 31, 2011 and 2010 is classified within Non-Recourse Long-term Debt of VIEs in Duke Energy's Consolidated Balance Sheets.

**Money Pool.**

The Subsidiary Registrants receive support for their short-term borrowing needs through participation with Duke Energy and certain of its subsidiaries in a money pool arrangement. Under this arrangement, those companies with short-term funds may provide short-term loans to affiliates participating under this arrangement. The money pool is structured such that the Subsidiary Registrants separately manage their cash needs and working capital requirements. Accordingly, there is no net settlement of receivables and payables between the money pool participants. Per the terms of the money pool arrangement, the parent company, Duke Energy, may loan funds to its participating subsidiaries, but may not borrow funds through the money pool. Accordingly, as the money pool activity is between Duke Energy and its wholly-owned subsidiaries, all money pool balances are eliminated within Duke Energy's Consolidated Balance Sheets. The following table shows the Subsidiary Registrants' money pool balances and classification within their respective Consolidated Balance Sheets as of December 31, 2011 and 2010.

| | **December 31, 2011** | | | December 31, 2010 | |
|---|---|---|---|---|---|
| (in millions) | **Receivables** | **Notes Payable** | **Long-term Debt** | Receivables | Long-term Debt |
| Duke Energy Carolinas | **$923** | **$ —** | **$300** | $339 | $300 |
| Duke Energy Ohio | **311** | **—** | **—** | 480 | — |
| Duke Energy Indiana | **—** | **300** | **150** | 115 | 150 |

Increases or decreases in money pool receivables are reflected within investing activities on the respective Subsidiary Registrants Consolidated Statements of Cash Flows, while increases or decreases in money pool borrowings are reflected within financing activities on the respective Subsidiary Registrants Consolidated Statements of Cash Flows.

**Accounts Receivable Securitization.**

Duke Energy Carolinas securitizes certain accounts receivable through Duke Energy Receivables Finance Company, LLC (DERF), a bankruptcy remote, special purpose subsidiary. DERF is a wholly-owned limited liability company with a separate legal existence from its parent, and its assets are not intended to be generally available to creditors of Duke Energy Carolinas. As a result of the securitization, on a daily basis Duke Energy Carolinas sells certain accounts receivable, arising from the sale of electricity and/or related services as part of Duke Energy Carolinas' franchised electric business, to DERF. In order to fund its purchases of accounts receivable, DERF has a $300 million secured credit facility with a commercial paper conduit, which terminates in August 2013. The credit facility and related securitization documentation contain several covenants, including covenants with respect to the accounts receivable held by DERF, as well as a covenant requiring that the ratio of Duke Energy Carolinas' consolidated indebtedness to Duke Energy Carolinas' consolidated capitalization not exceed 65%. As of December 31, 2011 and 2010, the interest rate associated with the credit facility, which is based on commercial paper rates, was 1.1% and 1.2%, respectively, and $300 million was outstanding under the credit facility as of both December 31, 2011 and 2010. The securitization transaction was not structured to meet the criteria for sale accounting treatment under the accounting guidance for transfers and servicing of financial assets and, accordingly, is reflected as a secured borrowing in the Consolidated Balance Sheets. As of December 31, 2011 and 2010, the outstanding balance of the credit facility was secured by $581 million and $637 million, respectively, of accounts receivable held by DERF. The obligations of DERF under the credit facility with a commercial paper conduit are non-recourse to Duke Energy Carolinas. DERF meets the accounting definition of a VIE and is subject to the accounting rules for consolidation and transfers of financial assets. See Note 17 for further information on VIEs.

**Floating Rate Debt.**

Unsecured debt, secured debt and other debt includes floating-rate instruments. Floating-rate instruments are primarily based on commercial paper rates or a spread relative to an index such as LIBOR for debt denominated in U.S. dollars. The following table shows floating rate debt and the average interest rate associated with floating rate debt by registrant as of December 31, 2011 and 2010:

| | **December 31, 2011** | | December 31, 2010 | |
|---|---|---|---|---|
| (in millions) | **Floating Debt Balance** | **Average Interest Rate** | Floating Debt Balance | Average Interest Rate |
| Duke Energy[(a)] | **$2,926** | **1.5%** | $2,851 | 1.6% |
| Duke Energy Carolinas | **695** | **0.7%** | 695 | 0.8% |
| Duke Energy Ohio | **525** | **0.5%** | 525 | 0.5% |
| Duke Energy Indiana | **802** | **0.5%** | 502 | 0.4% |

(a) Excludes $353 million and $376 million of Brazilian debt at December 31, 2011 and 2010, respectively, that is indexed annually to Brazilian inflation.

**Maturities and Call Options**

**Annual Maturities as of December 31, 2011**

| (in millions) | Duke Energy | Duke Energy Carolinas | Duke Energy Ohio | Duke Energy Indiana |
|---|---|---|---|---|
| 2012 | $ 1,894 | $1,178 | $ 507 | $ 6 |
| 2013 | 1,843 | 705 | 263 | 405 |
| 2014 | 1,609 | 46 | 46 | 5 |
| 2015 | 1,190 | 506 | 5 | 5 |
| 2016 | 1,762 | 655 | 54 | 479 |
| Thereafter | 12,275 | 6,184 | 1,680 | 2,559 |
| Total long-term debt, including current maturities | $20,573 | $9,274 | $2,555 | $3,459 |

The Duke Energy Registrants have the ability under certain debt facilities to call and repay the obligation prior to its scheduled maturity. Therefore, the actual timing of future cash repayments could be materially different than the above as a result of Duke Energy Registrant's ability to repay these obligations prior to their scheduled maturity.

**Available Credit Facilities.**

In November 2011, Duke Energy entered into a new $6 billion, five-year master credit facility, with $4 billion available at closing and the remaining $2 billion available following successful completion of the proposed merger with Progress Energy. The Duke Energy Registrants each have borrowing capacity under the master credit

## Combined Notes to Consolidated Financial Statements – (Continued)

facility up to specified sublimits for each borrower. However, Duke Energy has the unilateral ability at any time to increase or decrease the borrowing sublimits of each borrower, subject to a maximum sublimit for each borrower. See the table below for the borrowing sublimits for each of the borrowers as of December 31, 2011. The amount available under the master credit facility has been reduced, as indicated in the table below, by the use of the master credit facility to backstop the issuances of commercial paper, letters of credit and certain tax-exempt bonds. As indicated, borrowing sub limits for the Subsidiary Registrants are also reduced for amounts outstanding under the money pool arrangement.

**Master Credit Facility Summary as of December 31, 2011 (in millions)[(a)(b)]**

| | Duke Energy (Parent) | Duke Energy Carolinas | Duke Energy Ohio | Duke Energy Indiana | Total Duke Energy |
|---|---|---|---|---|---|
| Facility Size[(c)] | $1,250 | $1,250 | $800 | $ 700 | $4,000 |
| Less: | | | | | |
| Notes Payable and Commercial Paper[(d)] | (75) | (300) | — | (150) | (525) |
| Outstanding Letters of Credit | (51) | (7) | (27) | — | (85) |
| Tax-Exempt Bonds | — | (95) | (84) | (81) | (260) |
| Available Capacity | $1,124 | $ 848 | $689 | $ 469 | $3,130 |

(a) This summary only includes Duke Energy's master credit facility and, accordingly, excludes certain demand facilities and committed facilities that are insignificant in size or which generally support very specific requirements, which primarily include facilities that backstop various outstanding tax-exempt bonds. These facilities that backstop various outstanding tax-exempt bonds generally have non-cancelable terms in excess of one year from the balance sheet date, such that the Duke Energy Registrants have the ability to refinance such borrowings on a long-term basis. Accordingly, such borrowings are reflected as Long-term Debt on the Consolidated Balance Sheets of the respective Duke Energy Registrant.
(b) Credit facility contains a covenant requiring the debt-to-total capitalization ratio to not exceed 65% for each borrower.
(c) Represents the sublimit of each borrower at December 31, 2011. The Duke Energy Ohio sublimit includes $100 million for Duke Energy Kentucky.
(d) Duke Energy issued $450 million of Commercial Paper and loaned the proceeds through the money pool to Duke Energy Carolinas and Duke Energy Indiana (see money pool table above). The balances are classified as long-term borrowings within Long-term Debt in Duke Energy Carolinas' and Duke Energy Indiana's Consolidated Balance Sheets. Duke Energy issued an additional $75 million of Commercial Paper in 2011. The balance is classified as Notes payable and commercial paper on Duke Energy's Consolidated Balance Sheets.

At December 31, 2011 and 2010, various tax-exempt bonds, commercial paper issuances and money pool borrowings were classified as Long-term Debt on the Consolidated Balance Sheets. These variable rate tax-exempt bonds, commercial paper issuances and money pool borrowings, which are short-term obligations by nature, are classified as long term due to Duke Energy's intent and ability to utilize such borrowings as long-term financing. As Duke Energy's master credit facility and other specific purpose credit facilities have non-cancelable terms in excess of one year as of the balance sheet date, Duke Energy has the ability to refinance these short-term obligations on a long-term basis. The following tables show short-term obligations classified as long-term debt as of December 31, 2011 and 2010:

**Short-term obligations classified as long term**

| | December 31, 2011 | | | |
|---|---|---|---|---|
| (in millions) | Duke Energy | Duke Energy Carolinas | Duke Energy Ohio | Duke Energy Indiana |
| Tax exempt bonds[(a)(b)(c)(d)] | $ 491 | $ 95 | $111 | $285 |
| Notes payable and Commercial paper[(e)] | 450 | 300 | — | 150 |
| DERF[(f)] | 300 | 300 | — | — |
| Total | $1,241 | $695 | $111 | $435 |

(a) Of the $491 million of tax-exempt bonds outstanding at December 31, 2011 at Duke Energy, the master credit facility served as a backstop for $287 million of these tax-exempt bonds (of which $27 million is in the form of letters of credit), with the remaining balance backstopped by other specific long-term credit facilities separate from the master credit facility.
(b) For Duke Energy Carolinas, the master credit facility served as a backstop for the $95 million of tax-exempt bonds outstanding at December 31, 2011.
(c) All of the $111 million of tax-exempt bonds outstanding at December 31, 2011 at Duke Energy Ohio were backstopped by Duke Energy's master credit facility (of which $27 million is in the form of letters of credit).
(d) Of the $285 million of tax-exempt bonds outstanding at December 31, 2011 at Duke Energy Indiana, $81 million were backstopped by Duke Energy's master credit facility, with the remaining balance backstopped by other specific long-term credit facilities separate from the master credit facility.
(e) Duke Energy has issued $450 million in Commercial Paper, which is backstopped by the master credit facility, and the proceeds are in the form of loans through the money pool to Duke Energy Carolinas of $300 million and Duke Energy Indiana of $150 million as of December 31, 2011.
(f) DERF is a short-term obligation backed by a credit facility which expires in August 2013.

## Combined Notes to Consolidated Financial Statements – (Continued)

| | December 31, 2010 | | | |
|---|---|---|---|---|
| (in millions) | Duke Energy | Duke Energy Carolinas | Duke Energy Ohio | Duke Energy Indiana |
| Tax exempt bonds[(a)(b)(c)(d)] | $ 632 | $ 95 | $161 | $352 |
| Notes payable and Commercial paper[(e)] | 450 | 300 | — | 150 |
| DERF[(f)] | 300 | 300 | — | — |
| Total | $1,382 | $695 | $161 | $502 |

(a) Of the $632 million of tax-exempt bonds outstanding at December 31, 2010, at Duke Energy, the master credit facility served as a backstop for $311 million of these tax-exempt bonds (of which $27 million is in the form of letters of credit), with the remaining balance backstopped by other specific long-term credit facilities separate from the master credit facility.
(b) For Duke Energy Carolinas, the master credit facility served as a backstop for the $95 million of tax-exempt bonds outstanding at December 31, 2010.
(c) Of the $161 million of tax-exempt bonds outstanding at December 31, 2010 at Duke Energy Ohio, $111 million were backstopped by Duke Energy's master credit facility (of which $27 million is in the form of letters of credit), with the remaining balance backstopped by other specific long-term credit facilities separate from the master credit facility.
(d) Of the $352 million of tax-exempt bonds outstanding at December 31, 2010 at Duke Energy Indiana, $81 million were backstopped by Duke Energy's master credit facility, with the remaining balance backstopped by other specific long-term credit facilities separate from the master credit facility.
(e) Duke Energy has issued $450 million in Commercial Paper, which is backstopped by the master credit facility, and the proceeds are in the form of loans through the money pool to Duke Energy Carolinas of $300 million and Duke Energy Indiana of $150 million as of December 31, 2010.
(f) DERF is a short-term obligation backed by a credit facility which expires in August 2013.

In January 2012, Duke Energy Indiana and Duke Energy Kentucky collectively entered into a $156 million two-year bilateral letter of credit agreement, under which Duke Energy Indiana and Duke Energy Kentucky may request the issuance of letters of credit up to $129 million and $27 million, respectively, on their behalf to support various series of variable rate demand bonds. In addition, Duke Energy Indiana entered into a $78 million two-year bilateral letter of credit facility. These credit facilities may not be used for any purpose other than to support the variable rate demand bonds issued by Duke Energy Indiana and Duke Energy Kentucky. In February 2012, letters of credit were issued corresponding to the amount of the facilities to support various series of tax-exempt bonds at Duke Energy Indiana and Duke Energy Kentucky.

In April 2010, Duke Energy and Duke Energy Carolinas entered into a $200 million four-year unsecured revolving credit facility which expires in April 2014. Duke Energy and Duke Energy Carolinas are co-borrowers under this facility, with Duke Energy having a maximum borrowing sublimit of $100 million and Duke Energy Carolinas having no maximum borrowing sublimit. Upon closing of the facility, Duke Energy made an initial borrowing of $75 million for general corporate purposes, which is classified as Long-term debt on the Consolidated Balance Sheets.

In September 2008, Duke Energy Indiana and Duke Energy Kentucky collectively entered into a $330 million three-year letter of credit agreement with a syndicate of banks, under which Duke Energy Indiana and Duke Energy Kentucky may request the issuance of letters of credit up to $279 million and $51 million, respectively, on their behalf to support various series of variable rate demand bonds issued or to be issued on behalf of either Duke Energy Indiana or Duke Energy Kentucky. This credit facility, which is not part of Duke Energy's master credit facility, may not be used for any purpose other than to support the variable rate demand bonds issued by Duke Energy Indiana and Duke Energy Kentucky. In September 2010, the letter of credit agreement was amended to reduce the size to $327 million and extended the maturity date to September 2012. In September 2011, the maturity date for the agreement was extended to December 2012 and in December 2011, the maturity date was extended to March 2013 and the facility size was reduced to $208 million. The facility was subsequently terminated in 2012.

**Restrictive Debt Covenants.**

The Duke Energy Registrants' debt and credit agreements contain various financial and other covenants. Failure to meet those covenants beyond applicable grace periods could result in accelerated due dates and/or termination of the agreements. As of December 31, 2011, each of the Duke Energy Registrants were in compliance with all covenants related to their significant debt agreements. In addition, some credit agreements may allow for acceleration of payments or termination of the agreements due to nonpayment, or the acceleration of other significant indebtedness of the borrower or some of its subsidiaries. None of the significant debt or credit agreements may contain material adverse change clauses.

**Other Financing Matters.**

In September 2010, Duke Energy filed a registration statement (Form S-3) with the SEC. Under this Form S-3, which is uncapped, Duke Energy, Duke Energy Carolinas, Duke Energy Ohio and Duke Energy Indiana may issue debt and other securities in the future at amounts, prices and with terms to be determined at the time of future offerings. The registration statement also allows for the issuance of common stock by Duke Energy.

At December 31, 2011 and 2010, $2.0 billion of debt issued by Duke Energy Carolinas was guaranteed by Duke Energy.

**Other Loans.**

During 2011 and 2010, Duke Energy had loans outstanding against the cash surrender value of the life insurance policies that it owns on the lives of its executives. The amounts outstanding were $457 million as of December 31, 2011 and $444 million as of December 31, 2010. The amounts outstanding were carried as a reduction of the related cash surrender value that is included in Other within Investments and Other Assets on the Consolidated Balance Sheets.

## Combined Notes to Consolidated Financial Statements – (Continued)

### 7. GUARANTEES AND INDEMNIFICATIONS

Duke Energy and its subsidiaries have various financial and performance guarantees and indemnifications which are issued in the normal course of business. As discussed below, these contracts include performance guarantees, stand-by letters of credit, debt guarantees, surety bonds and indemnifications. Duke Energy and its subsidiaries enter into these arrangements to facilitate commercial transactions with third parties by enhancing the value of the transaction to the third party.

On January 2, 2007, Duke Energy completed the spin-off of its natural gas businesses to shareholders. Guarantees that were issued by Duke Energy or its affiliates, or were assigned to Duke Energy prior to the spin-off remained with Duke Energy subsequent to the spin-off. Guarantees issued by Spectra Energy Capital, LLC (Spectra Capital) or its affiliates prior to the spin-off remained with Spectra Capital subsequent to the spin-off, except for certain guarantees that are in the process of being assigned to Duke Energy. During this assignment period, Duke Energy has indemnified Spectra Capital against any losses incurred under these guarantee obligations. The maximum potential amount of future payments associated with the guarantees issued by Spectra Capital is $206 million.

Duke Energy has issued performance guarantees to customers and other third parties that guarantee the payment and performance of other parties, including certain non-wholly-owned entities, as well as guarantees of debt of certain non-consolidated entities and less than wholly-owned consolidated entities. If such entities were to default on payments or performance, Duke Energy would be required under the guarantees to make payments on the obligations of the less than wholly-owned entity. The maximum potential amount of future payments Duke Energy could have been required to make under these guarantees as of December 31, 2011 was $291 million. Of this amount, $50 million relates to guarantees issued on behalf of less than wholly-owned consolidated entities, with the remainder related to guarantees issued on behalf of third parties and unconsolidated affiliates of Duke Energy.

Of the guarantees noted above, $330 million of the guarantees expire between 2012 and 2028, with the remaining performance guarantees having no contractual expiration.

Included in the maximum potential amount of future payments discussed above is $40 million of maximum potential amounts of future payments associated with guarantees issued to customers or other third parties related to the payment or performance obligations of certain entities that were previously wholly-owned by Duke Energy but which have been sold to third parties, such as DukeSolutions, Inc. (DukeSolutions) and Duke Engineering & Services, Inc. (DE&S). These guarantees are primarily related to payment of lease obligations, debt obligations, and performance guarantees related to provision of goods and services. Duke Energy has received back-to-back indemnification from the buyer of DE&S indemnifying Duke Energy for any amounts paid related to the DE&S guarantees. Duke Energy also received indemnification from the buyer of DukeSolutions for the first $2.5 million paid by Duke Energy related to the DukeSolutions guarantees. Further, Duke Energy granted indemnification to the buyer of DukeSolutions with respect to losses arising under some energy services agreements retained by DukeSolutions after the sale, provided that the buyer agreed to bear 100% of the performance risk and 50% of any other risk up to an aggregate maximum of $2.5 million (less any amounts paid by the buyer under the indemnity discussed above). Additionally, for certain performance guarantees, Duke Energy has recourse to subcontractors involved in providing services to a customer. These guarantees have various terms ranging from 2012 to 2021, with others having no specific term.

Duke Energy has guaranteed certain issuers of surety bonds, obligating itself to make payment upon the failure of a former non-wholly-owned entity to honor its obligations to a third party, as well as used bank-issued stand-by letters of credit to secure the performance of non-wholly-owned entities to a third party or customer. Under these arrangements, Duke Energy has payment obligations which are triggered by a draw by the third party or customer due to the failure of the non-wholly-owned entity to perform according to the terms of its underlying contract. Substantially all of these guarantees issued by Duke Energy relate to projects at Crescent that were under development at the time of the joint venture creation in 2006. Crescent filed Chapter 11 petitions in a U.S. Bankruptcy Court in June 2009. During 2009, Duke Energy determined that it was probable that it will be required to perform under certain of these guarantee obligations and recorded a charge of $26 million associated with these obligations, which represented Duke Energy's best estimate of its exposure under these guarantee obligations. At the time the charge was recorded, the face value of the guarantees was $70 million, which has since been reduced to $18 million as of December 31, 2011, as Crescent continues to complete some of its obligations under these guarantees.

Duke Energy has entered into various indemnification agreements related to purchase and sale agreements and other types of contractual agreements with vendors and other third parties. These agreements typically cover environmental, tax, litigation and other matters, as well as breaches of representations, warranties and covenants. Typically, claims may be made by third parties for various periods of time, depending on the nature of the claim. Duke Energy's potential exposure under these indemnification agreements can range from a specified amount, such as the purchase price, to an unlimited dollar amount, depending on the nature of the claim and the particular transaction. Duke Energy is unable to estimate the total potential amount of future payments under these indemnification agreements due to several factors, such as the unlimited exposure under certain guarantees.

At December 31, 2011, the amounts recorded on the Consolidated Balance Sheets for the guarantees and indemnifications mentioned above, including performance guarantees associated with projects at Crescent for which it is probable that Duke Energy will be required to perform, is $19 million. This amount is primarily recorded in Other within Deferred Credits and Other Liabilities on the Consolidated Balance Sheets.

## 8. JOINT OWNERSHIP OF GENERATING AND TRANSMISSION FACILITIES

Duke Energy Carolinas, along with North Carolina Municipal Power Agency Number 1, North Carolina Electric Membership Corporation and Piedmont Municipal Power Agency, have joint ownership of Catawba Nuclear Station, which is a facility operated by Duke Energy Carolinas.

Duke Energy Ohio, Columbus Southern Power Company, and Dayton Power & Light jointly own electric generating units and related transmission facilities in Ohio. Duke Energy Kentucky and Dayton Power & Light jointly own an electric generating unit. At December 31, 2011, Duke Energy Ohio and WVPA jointly owned Vermillion Station. Additionally, Duke Energy Indiana is a joint-owner of Gibson Station Unit No. 5 with WVPA and Indiana Municipal Power Agency (IMPA), as well as a joint-owner with WVPA and IMPA of certain Indiana transmission property and local facilities. These facilities constitute part of the integrated transmission and distribution systems, which are operated and maintained by Duke Energy Indiana.

The Duke Energy registrant's share of jointly-owned plant or facilities included on the December 31, 2011 Consolidated Balance Sheets is as follows:

| (in millions) | Ownership Share | Property, Plant, and Equipment | Accumulated Depreciation | Construction Work in Progress |
|---|---|---|---|---|
| Duke Energy | | | | |
| Duke Energy Carolinas | | | | |
| Production: | | | | |
| Catawba Nuclear Station (Units 1 and 2)[a] | 19.25% | $ 880 | $ 427 | $ 5 |
| Duke Energy Ohio | | | | |
| Production: | | | | |
| Miami Fort Station (Units 7 and 8)[b] | 64.0 | 612 | 190 | 4 |
| W.C. Beckjord Station (Unit 6)[b][d] | 37.5 | — | — | — |
| J.M. Stuart Station[b][c] | 39.0 | 805 | 251 | 17 |
| Conesville Station (Unit 4)[b][c] | 40.0 | 295 | 51 | 14 |
| W.M. Zimmer Station[b] | 46.5 | 1,318 | 559 | 39 |
| Killen Station[b][c] | 33.0 | 304 | 139 | 3 |
| Vermillion[b][e] | 75.0 | 174 | 61 | — |
| Transmission[a] | Various | 104 | 54 | — |
| Duke Energy Kentucky | | | | |
| Production: | | | | |
| East Bend Station[a] | 69.0 | 434 | 234 | 6 |
| Duke Energy Indiana | | | | |
| Production: | | | | |
| Gibson Station (Unit 5)[a] | 50.05 | 305 | 141 | 3 |
| Transmission and local facilities[a] | Various | 3,335 | 1,448 | — |
| International Energy | | | | |
| Production: | | | | |
| Brazil — Canoas I and II | 47.2 | 332 | 91 | — |

(a) Included in USFE&G segment.
(b) Included in Commercial Power segment.
(c) Station is not operated by Duke Energy Ohio.
(d) During the 2010 and 2009, Duke Energy Ohio recorded impairment charges to write-down its share of W.C. Beckjord Station to fair value. See Note 12 for further details.
(e) After receiving approval from the FERC and the IURC, on January 12, 2012, Duke Energy Ohio completed the sale its 75% ownership in the Vermillion Generating Station. Upon the close, Duke Energy Indiana and WVPA held 62.5% and 37.5% interests, respectively. See Notes 2 and 5 for further discussion of the Vermillion transaction.

The Duke Energy registrant's share of revenues and operating costs of the above jointly owned generating facilities are included within the corresponding line on the Consolidated Statements of Operations. Each participant in the jointly owned facilities must provide its own financing.

## 9. ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations, which represent legal obligations associated with the retirement of certain tangible long-lived assets, are computed as the present value of the projected costs for the future retirement of specific assets and are recognized in the period in which the liability is incurred, if a reasonable estimate of fair value can be made. The present value of the liability is added to the carrying amount of the associated asset in the period the liability is incurred and this additional carrying amount is depreciated over the remaining life of the asset. Subsequent to the initial recognition, the liability is adjusted for any revisions to the estimated future cash flows associated with the asset retirement obligation (with corresponding adjustments to property, plant, and equipment), which can occur due to a number of factors including, but not limited to, cost escalation, changes in technology applicable to the assets to be retired and changes in federal, state or local regulations, as well as for accretion of the liability due to the passage of time until the obligation is settled. Depreciation expense is adjusted prospectively for any increases or decreases to the carrying amount of the associated asset. The recognition of asset retirement obligations has no impact on the earnings of Duke Energy's regulated electric operations as the effects of the recognition and subsequent accounting for an asset retirement obligation are offset by the establishment of regulatory assets and liabilities pursuant to regulatory accounting.

Asset retirement obligations recognized by Duke Energy relate primarily to the decommissioning of nuclear power facilities, asbestos removal, closure of landfills and removal of wind generation assets. Asset retirement obligations recognized by Duke Energy Carolinas relate primarily to the decommissioning of nuclear power facilities, asbestos removal and closure of landfills at fossil generation facilities. Asset retirement obligations at Duke Energy Ohio relate primarily to the retirement of gas mains, asbestos abatement at certain generating stations and closure and post-closure activities of landfills. Asset retirement obligations at Duke Energy Indiana relate primarily to obligations associated with future asbestos abatement at certain generating stations. Certain of the Duke Energy Registrants' assets have an indeterminate life, such as transmission and distribution facilities and thus the fair value of the retirement obligation is not reasonably estimable. A liability for these asset retirement obligations will be recorded when a fair value is determinable.

The following tables present the changes to the liability associated with asset retirement obligations for the Duke Energy Registrants during the years ended December 31, 2011 and 2010:

| | **December 31, 2011** | | | |
|---|---|---|---|---|
| (in millions) | **Duke Energy** | **Duke Energy Carolinas** | **Duke Energy Ohio** | **Duke Energy Indiana** |
| Balance as of January 1, | **$1,816** | **$1,728** | **$27** | **$46** |
| Accretion expense(a) | **111** | **105** | **2** | **2** |
| Liabilities settled | **(3)** | **(1)** | **(2)** | **—** |
| Revisions in estimates of cash flows | **1** | **9** | **—** | **(9)** |
| Liabilities incurred in the current year | **11** | **5** | **—** | **4** |
| Balance as of December 31, | **$1,936** | **$1,846** | **$27** | **$43** |

(a) Substantially all of the accretion expense for the years ended December 31, 2011 relate to Duke Energy's regulated electric operations and has been deferred in accordance with regulatory accounting treatment, as discussed above.

| | December 31, 2010 | | | |
|---|---|---|---|---|
| (in millions) | Duke Energy | Duke Energy Carolinas | Duke Energy Ohio | Duke Energy Indiana |
| Balance as of January 1, | $ 3,185 | $ 3,098 | $ 36 | $42 |
| Accretion expense(a) | 97 | 93 | 1 | 2 |
| Correction of prior year error(b) | (1,465) | (1,465) | — | — |
| Liabilities settled | (10) | (7) | — | (3) |
| Revisions in estimates of cash flows | (8) | (1) | (10) | 4 |
| Liabilities incurred in the current year | 12 | 5 | — | 1 |
| Other | 5 | 5 | — | — |
| Balance as of December 31, | $ 1,816 | $ 1,728 | $ 27 | $46 |

(a) Substantially all of the accretion expense for the years ended December 31, 2010 relate to Duke Energy's regulated electric operations and has been deferred in accordance with regulatory accounting treatment, as discussed above.

(b) In the second quarter of 2010, Duke Energy Carolinas recorded a $1.5 billion correction of an error to reduce the nuclear decommissioning asset retirement obligation liability, with offsetting impacts to regulatory assets and property, plant and equipment. This correction had no impact on Duke Energy Carolinas' equity, results of operations or cash flows.

Duke Energy's regulated electric and regulated natural gas operations accrue costs of removal for property that does not have an associated legal retirement obligation based on regulatory orders from the various state commissions. These costs of removal are recorded as a regulatory liability in accordance with regulatory treatment. Duke Energy does not accrue the estimated cost of removal for any non-regulated assets (including Duke Energy Ohio's generation assets). See Note 4 for the estimated cost of removal for assets without an associated legal retirement obligation, which are included in Other Deferred Credits and Other Liabilities on the Consolidated Balance Sheets as of December 31, 2011 and 2010.

**Nuclear Decommissioning Costs.**

In 2009 and 2010, the NCUC and PSCSC, respectively approved a $48 million annual amount for contributions and expense levels for decommissioning. In each of the years ended December 31, 2011, 2010 and 2009, Duke Energy Carolinas expensed $48 million and contributed cash of $48 million to the NDTF for decommissioning costs. These amounts are presented in the Consolidated Statements of Cash Flows in Purchases of Available-For-Sale Securities within Net Cash Used in Investing Activities. The entire amount of these contributions were to the funds reserved for contaminated costs as contributions to the funds reserved for non-contaminated costs have been discontinued since the current estimates indicate existing funds to be sufficient to cover projected future costs. Both the NCUC and the PSCSC have allowed Duke Energy Carolinas to recover estimated decommissioning costs through retail rates over the expected remaining service periods of Duke Energy Carolinas' nuclear stations. Duke Energy Carolinas believes that the decommissioning costs being recovered through rates, when coupled with expected fund earnings, will be sufficient to provide for the cost of future decommissioning.

The following table includes information related to Duke Energy Carolinas' NDTF investments.

| | December 31, | |
|---|---|---|
| (in millions) | **2011** | 2010 |
| NDTF investments[(a)] | **$2,060** | $2,014 |
| Fair value of assets legally restricted for the purpose of settling assets retirement obligations associated with nuclear decommissioning[(b)] | **1,797** | 1,744 |

(a) Amounts are recorded within Investments and Other Assets in the Consolidated Balance Sheets. The increase in the value of the NDTF during 2011 is due to annual contributions made to the funds offset by losses in debt and equity markets in 2011.

(b) Use of the NDTF funds is restricted to nuclear decommissioning activities and the NDTF is managed and invested in accordance with applicable requirements of various regulatory bodies, including the NRC, the FERC, the NCUC, and the Internal Revenue Service (IRS).

As the NCUC and the PSCSC require that Duke Energy Carolinas update its cost estimate for decommissioning its nuclear plants every five years, new site-specific nuclear decommissioning cost studies were completed in January 2009 that showed total estimated nuclear decommissioning costs, including the cost to decommission plant components not subject to radioactive contamination, of $3 billion in 2008 dollars. This estimate includes Duke Energy Carolinas' 19.25% ownership interest in the Catawba Nuclear Station. The other joint owners of Catawba Nuclear Station are responsible for decommissioning costs related to their ownership interests in the station. The previous study, completed in 2004, estimated total nuclear decommissioning costs, including the cost to decommission plant components not subject to radioactive contamination, of $2.3 billion in 2003 dollars.

Duke Energy Carolinas filed these site-specific nuclear decommissioning cost studies with the NCUC and the PSCSC in conjunction with various rate case filings. In addition to the decommissioning cost studies, a new funding study was completed and indicates the current annual funding requirement of $48 million is sufficient to cover the estimated decommissioning costs.

The operating licenses for Duke Energy Carolinas' nuclear units are subject to extension. The following table includes the current expiration of Duke Energy Carolinas nuclear operating licenses.

| Unit | Year of Expiration |
|---|---|
| Catawba Unit 1 | 2043 |
| Catawba Unit 2 | 2043 |
| McGuire Unit 1 | 2041 |
| McGuire Unit 2 | 2043 |
| Oconee Unit 1 | 2033 |
| Oconee Unit 2 | 2033 |
| Oconee Unit 3 | 2034 |

## Combined Notes to Consolidated Financial Statements – (Continued)

### 10. PROPERTY, PLANT AND EQUIPMENT

| | | December 31, 2011 | | | |
|---|---|---|---|---|---|
| (in millions) | Estimated Useful Life | Duke Energy | Duke Energy Carolinas | Duke Energy Ohio | Duke Energy Indiana |
| | (Years) | | | | |
| Land | — | $ 745 | $ 372 | $ 135 | $ 88 |
| Plant — Regulated | | | | | |
| Electric generation, distribution and transmission[(a)] | 8 – 125 | 38,330 | 26,466 | 3,595 | 8,269 |
| Natural gas transmission and distribution[(a)] | 12 – 60 | 1,927 | — | 1,927 | — |
| Other buildings and improvements[(a)] | 25 –100 | 672 | 428 | 106 | 138 |
| Plant — Unregulated | | | | | |
| Electric generation, distribution and transmission[(a)] | 8 – 100 | 5,464 | — | 3,997 | — |
| Other buildings and improvements[(a)] | 18 – 40 | 2,095 | — | 192 | — |
| Nuclear fuel | — | 1,213 | 1,213 | — | — |
| Equipment[(a)] | 3 – 33 | 863 | 248 | 168 | 134 |
| Construction in process[(a)] | — | 7,664 | 3,774 | 255 | 2,992 |
| Other[(a)] | 5 – 33 | 2,477 | 499 | 257 | 170 |
| Total property, plant and equipment | | 61,450 | 33,000 | 10,632 | 11,791 |
| Total accumulated depreciation — regulated[(b),(c)] | | (16,630) | (11,349) | (1,916) | (3,393) |
| Total accumulated depreciation — unregulated[(c)(d)] | | (2,159) | — | (678) | — |
| Total net property, plant and equipment | | $ 42,661 | $ 21,651 | $ 8,038 | $ 8,398 |

(a) Includes capitalized leases of $444 million, $53 million, $82 million, and $33 million at Duke Energy, Duke Energy Carolinas, Duke Energy Ohio, and Duke Energy Indiana, respectively.
(b) Includes $578 million of accumulated amortization of nuclear fuel at Duke Energy and Duke Energy Carolinas.
(c) Includes accumulated amortization of capitalized leases of $28 million, an insignificant amount, $11 million and $6 million at Duke Energy, Duke Energy Carolinas, Duke Energy Ohio, and Duke Energy Indiana, respectively.
(d) Includes accumulated depreciation of VIEs of $62 million at December 31, 2011 at Duke Energy.

| | | December 31, 2010 | | | |
|---|---|---|---|---|---|
| (in millions) | Estimated Useful Life | Duke Energy | Duke Energy Carolinas | Duke Energy Ohio | Duke Energy Indiana |
| | (Years) | | | | |
| Land[(a)] | — | $ 743 | $ 357 | $ 133 | $ 89 |
| Plant — Regulated | | | | | |
| Electric generation, distribution and transmission[(a)] | 8 – 125 | 36,744 | 24,980 | 3,483 | 8,282 |
| Natural gas transmission and distribution[(a)] | 12 – 60 | 1,815 | — | 1,815 | — |
| Other buildings and improvements[(a)] | 25 –100 | 610 | 366 | 111 | 132 |
| Plant — Unregulated | | | | | |
| Electric generation, distribution and transmission[(a)] | 8 – 100 | 5,256 | — | 3,960 | — |
| Other buildings and improvements[(a)] | 20 – 90 | 2,108 | 1 | 188 | — |
| Nuclear fuel | — | 1,176 | 1,176 | — | — |
| Equipment[(a)] | 3 – 33 | 718 | 166 | 147 | 128 |
| Construction in process[(a)] | — | 7,015 | 3,677 | 182 | 2,426 |
| Other[(a)] | 5 – 33 | 2,354 | 468 | 240 | 156 |
| Total property, plant and equipment | | 58,539 | 31,191 | 10,259 | 11,213 |
| Total accumulated depreciation — regulated[(b),(c)] | | (16,273) | (11,126) | (1,832) | (3,341) |
| Total accumulated depreciation — unregulated[(c)(d)] | | (1,922) | — | (579) | — |
| Total net property, plant and equipment | | $ 40,344 | $ 20,065 | $ 7,848 | $ 7,872 |

(a) Includes capitalized leases of $414 million, $134 million, and $53 million at Duke Energy, Duke Energy Ohio, and Duke Energy Indiana, respectively.
(b) Includes $667 million of accumulated amortization of nuclear fuel at Duke Energy and Duke Energy Carolinas.
(c) Includes accumulated amortization of capitalized leases of $31 million, $17 million and $10 million at Duke Energy, Duke Energy Ohio, and Duke Energy Indiana, respectively.
(d) Includes accumulated depreciation of VIEs of $45 million at December 31, 2010 at Duke Energy.

## Combined Notes to Consolidated Financial Statements – (Continued)

The following table presents capitalized interest, which includes the debt component of AFUDC, for the years ended December 31, 2011, 2010, and 2009 respectively:

| | Years Ended December 31, | | |
|---|---|---|---|
| (in millions) | **2011** | 2010 | 2009 |
| Duke Energy | **$166** | $167 | $102 |
| Duke Energy Carolinas | **78** | 83 | 65 |
| Duke Energy Ohio | **9** | 8 | 4 |
| Duke Energy Indiana | **33** | 19 | 13 |

## 11. OTHER INCOME AND EXPENSES, NET

The components of Other Income and Expenses, net on the Consolidated Statements of Operations for the years ended December 31, 2011, 2010 and 2009 are as follows:

**Duke Energy**

| | For the years ended December 31, | | |
|---|---|---|---|
| (in millions) | **2011** | 2010 | 2009 |
| Income/(Expense): | | | |
| Interest income | **$ 53** | $ 67 | $ 77 |
| Foreign exchange gains (losses)[(a)] | **2** | 1 | 23 |
| AFUDC equity | **260** | 234 | 153 |
| Deferred returns | **10** | 15 | (7) |
| Other | **51** | 53 | 38 |
| Total | **$376** | $370 | $284 |

(a) Primarily relates to International Energy's remeasurement of certain cash and debt balances into the functional currency.

**Duke Energy Carolinas**

| | For the years ended December 31, | | |
|---|---|---|---|
| (in millions) | **2011** | 2010 | 2009 |
| Income/(Expense): | | | |
| Interest income | **$ 10** | $ 23 | $ 6 |
| AFUDC equity | **168** | 174 | 125 |
| Deferred returns | **10** | 15 | (7) |
| Other | **(2)** | — | (2) |
| Total | **$186** | $212 | $122 |

**Duke Energy Ohio**

| | For the years ended December 31, | | |
|---|---|---|---|
| (in millions) | **2011** | 2010 | 2009 |
| Income/(Expense): | | | |
| Interest income | **$14** | $18 | $10 |
| AFUDC equity | **5** | 4 | (2) |
| Other | **—** | 3 | 3 |
| Total | **$19** | $25 | $11 |

**Duke Energy Indiana**

| | For the years ended December 31, | | |
|---|---|---|---|
| (in millions) | **2011** | 2010 | 2009 |
| Income/(Expense) | | | |
| Interest income | **$14** | $14 | $14 |
| AFUDC equity | **88** | 56 | 29 |
| Other | **(5)** | — | (5) |
| Total | **$97** | $70 | $38 |

## 12. GOODWILL, INTANGIBLE ASSETS AND IMPAIRMENTS

**Goodwill.**

The following table shows goodwill by reportable segment for Duke Energy and Duke Energy Ohio at December 31, 2011 and 2010:

**Duke Energy**

| (in millions) | USFE&G | Commercial Power | International Energy | Total |
|---|---|---|---|---|
| Balance at December 31, 2010: | | | | |
| Goodwill | $3,483 | $ 940 | $306 | $4,729 |
| Accumulated Impairment Charges | — | (871) | — | (871) |
| Balance at December 31, 2010, as adjusted for accumulated impairment charges | 3,483 | 69 | 306 | 3,858 |
| Foreign Exchange and Other Changes | — | — | (9) | (9) |
| Balance as of December 31, 2011: | | | | |
| Goodwill | 3,483 | 940 | 297 | 4,720 |
| Accumulated Impairment Charges | — | (871) | — | (871) |
| Balance at December 31, 2011, as adjusted for accumulated impairment charges | $3,483 | $ 69 | $297 | $3,849 |

## Combined Notes to Consolidated Financial Statements – (Continued)

| (in millions) | USFE&G | Commercial Power | Total |
|---|---|---|---|
| **Duke Energy Ohio** | | | |
| Balance at December 31, 2010: | | | |
| Goodwill | $1,137 | $ 1,188 | $ 2,325 |
| Accumulated Impairment Charges | (216) | (1,188) | (1,404) |
| Balance at December 31, 2010, as adjusted for accumulated impairment charges | 921 | — | 921 |
| Balance as of December 31, 2011: | | | |
| Goodwill | 1,137 | 1,188 | 2,325 |
| Accumulated Impairment Charges | (216) | (1,188) | (1,404) |
| Balance at December 31, 2011, as adjusted for accumulated impairment charges | $ 921 | $ — | $ 921 |

**Duke Energy.**

Duke Energy is required to perform an annual goodwill impairment test as of the same date each year and, accordingly, performs its annual impairment testing of goodwill as of August 31. Duke Energy updates the test between annual tests if events or circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying value.

Duke Energy early adopted the revised goodwill impairment accounting guidance during the third quarter of 2011 and applied this revised guidance to its August 31, 2011 annual goodwill impairment test. Pursuant to the revised guidance an entity may first assess qualitative factors to determine whether it is necessary to perform the two step goodwill impairment test. If deemed necessary, the two-step impairment test shall be used to identify potential goodwill impairment and measure the amount of a goodwill impairment loss, if any, to be recognized. Duke Energy's annual qualitative assessments under the new accounting guidance include reviews of current forecasts compared to prior forecasts, consideration of recent fair value calculations, if any, review of Duke Energy's, as well as its peers, stock price performance, credit ratings of Duke Energy's significant subsidiaries, updates to weighted average cost of capital (WACC) calculations or review of the key inputs to the WACC and consideration of overall economic factors, recent regulatory commission actions and related regulatory climates, and recent financial performance. Duke Energy determined it was more likely than not that the fair value of each of its reporting units exceeded their carrying value at August 31, 2011 and that the two step goodwill impairment test was not required.

In the second quarter of 2010, based on circumstances discussed below, management determined that it was more likely than not that the fair value of Commercial Power's non-regulated Midwest generation reporting unit was below its respective carrying value. Accordingly, an interim impairment test was performed for this reporting unit. Determination of reporting unit fair value was based on a combination of the income approach, which estimates the fair value of Duke Energy's reporting units based on discounted future cash flows, and the market approach, which estimates the fair value of Duke Energy's reporting units based on market comparables within the utility and energy industries. Based on completion of step one of the second quarter 2010 impairment analysis, management determined that the fair value of Commercial Power's non-regulated Midwest generation reporting unit was less than its carrying value, which included goodwill of $500 million.

Commercial Power's non-regulated Midwest generation reporting unit includes nearly 4,000 MW of primarily coal-fired generation capacity in Ohio which was dedicated under the ESP through December 31, 2011. Additionally, this reporting unit has approximately 3,600 MW of gas-fired generation capacity in Ohio, Pennsylvania, Illinois and Indiana which provides generation to unregulated energy markets in the Midwest. The businesses within Commercial Power's non-regulated Midwest generation reporting unit operate in unregulated markets which allow for customer choice among suppliers. As a result, the operations within this reporting unit are subjected to competitive pressures that do not exist in any of Duke Energy's regulated jurisdictions.

Commercial Power's other businesses, including the renewable generation assets, are in a separate reporting unit for goodwill impairment testing purposes. No impairment existed with respect to Commercial Power's renewable generation assets.

The fair value of Commercial Power's non-regulated Midwest generation reporting unit is impacted by a multitude of factors, including current and forecasted customer demand, forecasted power and commodity prices, uncertainty of environmental costs, competition, the cost of capital, valuation of peer companies and regulatory and legislative developments. Management's assumptions and views of these factors continually evolve, and certain views and assumptions used in determining the fair value of the reporting unit in the 2010 interim impairment test changed significantly from those used in the 2009 annual impairment test. These factors had a significant impact on the valuation of Commercial Power's non-regulated Midwest generation reporting unit. More specifically, the following factors significantly impacted management's valuation of the reporting unit:

- *Sustained lower forward power prices* — In Ohio, Duke Energy's Commercial Power segment provided power to retail customers under the ESP, which utilizes rates approved by the PUCO through 2011. These rates in 2010 were above market prices for generation services, resulting in customers switching to other generation providers. As discussed in Note 4, Duke Energy Ohio will establish a new SSO for retail load customers for generation after the current ESP expires on December 31, 2011. Given forward power prices, which declined from the time of the 2009 impairment, significant uncertainty existed with respect to the generation margin that would be earned under the new SSO.
- *Potentially more stringent environmental regulations from the U.S. EPA*—In May and July of 2010, the EPA issued

## Combined Notes to Consolidated Financial Statements – (Continued)

proposed rules associated with the regulation of CCRs to address risks from the disposal of CCRs (e.g., ash ponds) and to limit the interstate transport of emissions of $NO_x$ and $SO_2$. These proposed regulations, along with other pending EPA regulations, could result in significant expenditures for coal fired generation plants, and could result in the early retirement of certain generation assets, which do not currently have control equipment for $NO_x$ and $SO_2$, as soon as 2014.

- *Customer switching* — ESP customers have increasingly selected alternative generation service providers, as allowed by Ohio legislation, which further erodes margins on sales. In the second quarter of 2010, Duke Energy Ohio's residential class became the target of an intense marketing campaign offering significant discounts to residential customers that switch to alternate power suppliers. Customer switching levels were at approximately 55% at June 30, 2010 compared to approximately 29% in the third quarter of 2009.

As a result of the factors above, a non-cash goodwill impairment charge of $500 million was recorded during the second quarter of 2010. This impairment charge represented the entire remaining goodwill balance for Commercial Power's non-regulated Midwest generation reporting unit. In addition to the goodwill impairment charge, and as a result of factors similar to those described above, Commercial Power recorded $160 million of pre-tax impairment charges related to certain generating assets and emission allowances primarily associated with these generation assets in the Midwest to write-down the value of these assets to their estimated fair value. The generation assets that were subject to this impairment charge were those coal-fired generating assets that do not have certain environmental emissions control equipment, causing these generation assets to be heavily impacted by the EPA's proposed rules on emissions of $NO_x$ and $SO_2$. These impairment charges are recorded in Goodwill and Other Impairment Charges on Duke Energy's Consolidated Statement of Operations.

During 2009, in connection with the annual goodwill impairment test, Duke Energy recorded an approximate $371 million impairment charge to write-down the carrying value of Commercial Power's non-regulated Midwest generation reporting unit to its implied fair value. Additionally, in 2009 and as a result of factors similar to those described above, Commercial Power recorded $42 million of pre-tax impairment charges related to certain generating assets in the Midwest to write-down the value of these assets to their estimated fair value. These impairment charges are recorded in Goodwill and Other Impairment Charges on Duke Energy's Consolidated Statement of Operations. As management is not aware of any recent market transactions for comparable assets with sufficient transparency to develop a market approach fair value, Duke Energy relied heavily on the income approach to estimate the fair value of the impaired assets.

The fair value of Commercial Power's non-regulated Midwest generation reporting unit in 2009 was impacted by a multitude of factors, including current and forecasted customer demand, current and forecasted power and commodity prices, impact of the economy on discount rates, valuation of peer companies, competition, and regulatory and legislative developments. These factors had a significant impact on the risk-adjusted discount rate and other inputs used to value the non-regulated Midwest generation reporting unit. More specifically, as of August 31, 2009, the following factors significantly impacted management's valuation of the reporting unit that consequently resulted in an approximate $371 million non-cash goodwill impairment charge during the third quarter of 2009:

- *Decline in load (electricity demand) forecast* — As a result of lower demand due to the continuing economic recession, forecasts evolved throughout 2009 that indicate that lower demand levels may persist longer than previously anticipated. The potential for prolonged suppressed sales growth, lower sales volume forecasts and greater uncertainty with respect to sales volume forecasts had a significant impact to the valuation of this reporting unit.

- *Depressed market power prices* — Low natural gas and coal prices put downward pressure on market prices for power. As the economic recession continued throughout 2009, demand for power remained low and market prices were at lower levels than previously forecasted. In Ohio in 2009, Duke Energy provides power to retail customers under an ESP, which utilized rates approved by the PUCO through 2011. These rates were above market prices for generation services. The low levels of market prices impacted price forecasts and placed uncertainty over the pricing of power after the expiration of the ESP at the end of 2011. Additionally, customers began to select alternative energy generation service providers, as allowed by Ohio legislation, which further eroded margins on sales.

- *Carbon legislation/regulation developments* — On June 26, 2009, the U.S. House of Representatives passed The American Clean Energy and Security Act of 2009 (ACES) to encourage the development of clean energy sources and reduce greenhouse gas emissions. The ACES would create an economy-wide cap and trade program for large sources of greenhouse gas emissions. In September 2009, the U.S. Senate made significant progress toward their own version of climate legislation and, also in 2009, the EPA began actions that could lead to its regulation of greenhouse gas emissions absent carbon legislation. Climate legislation has the potential to significantly increase the costs of coal and other carbon-intensive electricity generation throughout the U.S., which could impact the value of the coal fired generating plants, particularly in non-regulated environments.

The fair values of Commercial Power's non-regulated Midwest generation reporting unit and generating assets for which impairments were recorded were determined using significant unobservable inputs (i.e., Level 3 inputs) as defined by the accounting guidance for fair value measurements.

**Duke Energy Ohio.**

Duke Energy Ohio early adopted the revised goodwill impairment accounting guidance, discussed above, during the third quarter of 2011 and applied this revised guidance to its August 31, 2011 annual goodwill impairment test. Duke Energy Ohio's qualitative assessment included, among other things, reviews of current forecasts and recent fair value calculations, updates to weighted average cost of capital calculations and consideration of overall economic factors and recent financial performance. Duke Energy Ohio determined it was more likely than not that the fair value of each of its reporting units exceeded their carrying value at August 31, 2011 and that the two step goodwill impairment test was not required.

In the second quarter of 2010, based on circumstances discussed above for Duke Energy, management determined that is was more likely than not that the fair value of Duke Energy Ohio's non-regulated Midwest generation reporting unit was less than its carrying value. Accordingly, Duke Energy Ohio also impaired its entire goodwill balance of $461 million related to this reporting unit during the second quarter of 2010. Also, as discussed above, Duke Energy Ohio recorded $160 million of pre-tax impairment charges related to certain generating assets and emission allowances primarily associated with these generation assets in the Midwest to write-down the value of these assets to their estimated fair value.

In the second quarter of 2010, goodwill for Ohio Transmission and Distribution (Ohio T&D) was also analyzed. The fair value of the Ohio T&D reporting unit is impacted by a multitude of factors, including current and forecasted customer demand, discount rates, valuation of peer companies, and regulatory and legislative developments. Management periodically updates the load forecasts to reflect current trends and expectations based on the current environment and future assumptions. The spring and summer 2010 load forecast indicated that load would not return to 2007 weather-normalized levels for several more years. Based on the results of the second quarter 2010 impairment analysis, the fair value of the Ohio T&D reporting unit was $216 million below its book value at Duke Energy Ohio and $40 million higher than its book value at Duke Energy. Accordingly, this goodwill impairment charge was only recorded by Duke Energy Ohio.

For the same reasons discussed above, during 2009, in connection with the annual goodwill impairment test, Duke Energy Ohio recorded an approximate $727 million goodwill impairment charge to write-down the carrying value of Duke Energy Ohio's non-regulated Midwest generation reporting unit to its implied fair value. Additionally, in 2009 and as a result of factors similar to those described above, Duke Energy Ohio recorded $42 million of pre-tax impairment charges related to certain non-regulated generating assets in the Midwest to write-down the value of these assets to their estimated fair value.

The fair value of Duke Energy Ohio's Ohio T&D reporting unit for which an impairment was recorded was determined using significant unobservable inputs (i.e., Level 3 inputs) as defined by the accounting guidance for fair value measurements.

Duke Energy Ohio relied heavily on the income approach to estimate the fair value of the impaired assets.

All of the above impairment charges are recorded in Goodwill and Other Impairment Charges on Duke Energy Ohio's Consolidated Statements of Operations.

**Intangibles.**

The carrying amount and accumulated amortization of intangible assets as of December 31, 2011 and 2010 are as follows:

| | **December 31, 2011** | | |
|---|---|---|---|
| (in millions) | **Duke Energy** | **Duke Energy Ohio** | **Duke Energy Indiana** |
| Emission allowances | **$ 66** | **$ 29** | **$ 37** |
| Gas, coal and power contracts | **295** | **271** | **24** |
| Wind development rights | **137** | **—** | **—** |
| Other | **72** | **10** | **—** |
| Total gross carrying amount | **570** | **310** | **61** |
| Accumulated amortization — gas, coal and power contracts | **(169)** | **(158)** | **(11)** |
| Accumulated amortization — wind development rights | **(7)** | **—** | **—** |
| Accumulated amortization — other | **(31)** | **(9)** | **—** |
| Total accumulated amortization | **(207)** | **(167)** | **(11)** |
| Total intangible assets, net | **$ 363** | **$ 143** | **$ 50** |

| | December 31, 2010 | | |
|---|---|---|---|
| (in millions) | Duke Energy | Duke Energy Ohio | Duke Energy Indiana |
| Emission allowances | $ 175 | $ 125 | $49 |
| Gas, coal and power contracts | 295 | 271 | 24 |
| Wind development rights | 119 | — | — |
| Other | 71 | 9 | — |
| Total gross carrying amount | 660 | 405 | 73 |
| Accumulated amortization — gas, coal and power contracts | (157) | (148) | (9) |
| Accumulated amortization — wind development rights | (5) | — | — |
| Accumulated amortization — other | (31) | (9) | — |
| Total accumulated amortization | (193) | (157) | (9) |
| Total intangible assets, net | $ 467 | $ 248 | $64 |

## Combined Notes to Consolidated Financial Statements – (Continued)

Emission allowances in the tables above include emission allowances acquired by Duke Energy as part of its merger with Cinergy, which were recorded at the then fair value on the date of the merger in April 2006, and emission allowances purchased by Duke Energy. Additionally, Duke Energy is allocated certain zero cost emission allowances on an annual basis.

The change in the gross carrying value of emission allowances during the years ended December 31, 2011 and 2010 are as follows:

| | December 31, 2011 | | |
|---|---|---|---|
| (in millions) | **Duke Energy** | **Duke Energy Ohio** | **Duke Energy Indiana** |
| Gross carrying value at beginning of period | **$175** | **$125** | **$ 49** |
| Purchases of emission allowances | **4** | **1** | **2** |
| Sales and consumption of emission allowances(a)(b) | **(39)** | **(18)** | **(21)** |
| Impairment of emission allowances | **(79)** | **(79)** | **—** |
| Other changes | **5** | **—** | **7** |
| Gross carrying value at end of period | **$ 66** | **$ 29** | **$ 37** |

| | December 31, 2010 | | |
|---|---|---|---|
| (in millions) | Duke Energy | Duke Energy Ohio | Duke Energy Indiana |
| Gross carrying value at beginning of period | $274 | $191 | $ 82 |
| Purchases of emission allowances | 14 | 12 | 1 |
| Sales and consumption of emission allowances(a)(b) | (66) | (31) | (34) |
| Other changes | (47) | (47) | — |
| | — | — | — |
| Gross carrying value at end of period | $175 | $125 | $ 49 |

(a) Carrying value of emission allowances are recognized via a charge to expense when consumed.
(b) See Note 3 for a discussion of gains and losses on sales of emission allowances by USFE&G and Commercial Power.

Amortization expense for gas, coal and power contracts, wind development rights and other intangible assets for the years ended December 31, 2011, 2010 and 2009 was:

| (in millions) | 2011 | 2010 | 2009 |
|---|---|---|---|
| Duke Energy | **$10** | $24 | $25 |
| Duke Energy Ohio | **8** | 20 | 23 |
| Duke Energy Indiana | **1** | 1 | 1 |

The table below shows the expected amortization expense for the next five years for intangible assets as of December 31, 2011. The expected amortization expense includes estimates of emission allowances consumption and estimates of consumption of commodities such as gas and coal under existing contracts, as well as estimated amortization related to the wind development projects acquired from Catamount. The amortization amounts discussed below are estimates and actual amounts may differ from these estimates due to such factors as changes in consumption patterns, sales or impairments of emission allowances or other intangible assets, delays in the in-service dates of wind assets, additional intangible acquisitions and other events.

**Amortization Expense**

| (in millions) | 2012 | 2013 | 2014 | 2015 | 2016 |
|---|---|---|---|---|---|
| Duke Energy | $60 | $17 | $17 | $16 | $16 |
| Duke Energy Ohio | 16 | 11 | 10 | 10 | 9 |
| Duke Energy Indiana | 38 | 1 | 1 | 1 | 1 |

**Emission Allowance Impairments.**

On August 8, 2011, the EPA published its final CSAPR in the Federal Register. As further discussed in Note 5, the CSAPR established state-level annual $SO_2$ and $NO_x$ budgets that were to take effect on January 1, 2012, and state-level ozone-season $NO_x$ budgets that were to take effect on May 1, 2012, allocating emission allowances to affected sources in each state equal to the state budget less an allowance set-aside for new sources. The budget levels were set to decline in 2014 for many states, including each state that the Duke Energy Registrants operate in, except for South Carolina where the budget levels were to remain constant. The rule allowed both intrastate and interstate allowance trading.

The CSAPR will not utilize CAA emission allowances as the original CAIR provided. The EPA will issue new emission allowances to be used exclusively for purposes of complying with the CSAPR cap-and-trade program. Duke Energy has evaluated the effect of the CSAPR on the carrying value of emission allowances recorded at its USFE&G and Commercial Power segments. Based on the provisions of the CSAPR when the rule was published, Duke Energy Ohio had more $SO_2$ allowances than will be needed to comply with the continuing CAA acid rain cap-and-trade program (excess emission allowances). Duke Energy Ohio incurred a pre-tax impairment of $79 million in the third quarter of 2011 to write down the carrying value of excess emission allowances held by Commercial Power to fair value. The charge is recorded in Goodwill and other impairment charges on Duke Energy and Duke Energy Ohio's Consolidated Statement of Operations. This amount was based on the fair value of total allowances held by Commercial Power for compliance under the continuing CAA acid rain cap-and-trade program on August 8, 2011.

As discussed in Note 5, on December 30, 2011, the D.C. District Court ordered a stay of the CSAPR. Based on the court's order, the EPA is expected to continue administering the CAIR that the Duke Energy Registrants have been complying with since 2009 and which was to be replaced by the CSAPR beginning in 2012.

**Other Impairments.**

As a result of project cost overages related to the Edwardsport IGCC plant, Duke Energy Indiana recorded pre-tax charges to earnings of $222 million in the third quarter of 2011 and $44 million in the third quarter of 2010.

Refer to Note 4 for a further discussion of the Edwardsport IGCC project.

## 13. INVESTMENTS IN UNCONSOLIDATED AFFILIATES AND RELATED PARTY TRANSACTIONS

**Duke Energy**

Investments in domestic and international affiliates that are not controlled by Duke Energy, but over which it has significant influence, are accounted for using the equity method. Significant investments in affiliates accounted for under the equity method are as follows:

**Commercial Power.**

As of December 31, 2011, 2010 and 2009, investments accounted for under the equity method primarily consist of Duke Energy's approximate 50% ownership interest in the five Sweetwater projects (Phase I-V), which are wind power assets located in Texas that were acquired as part of the acquisition of Catamount and a 49% ownership interest in Suez-DEGS Solutions of Ashtabula LLC. As of December 31, 2011, Duke Energy held a 50% ownership interest INDU Solar Holdings, LLC.

**International Energy.**

As of December 31, 2011, 2010 and 2009, Duke Energy accounted for under the equity method a 25% indirect interest in NMC, which owns and operates a methanol and MTBE business in Jubail, Saudi Arabia.

As of December 31, 2011 and 2010, Duke Energy's wholly-owned subsidiary, CGP Global Greece Holdings S.A. (CGP Greece) has as its only asset the 25% indirect interest in Attiki, and its only third-party liability is a debt obligation that is secured by the 25% indirect interest in Attiki. The debt obligation is also secured by Duke Energy's indirect wholly-owned interest in CGP Greece and is otherwise non-recourse to Duke Energy. This debt obligation of $64 million and $66 million as of December 31, 2011 and 2010, respectively, is reflected in Current Maturities of Long-Term Debt on Duke Energy's Consolidated Balance Sheets. As of December 31, 2011 and 2010, Duke Energy's investment balance in Attiki was $64 million and $66 million, respectively.

In November 2009, CGP Greece failed to make a scheduled semi-annual installment payment of principal and interest on the debt and in December 2009, Duke Energy decided to abandon its investment in Attiki and the related non-recourse debt. The decision to abandon the investment in Attiki was made in part due to the non-strategic nature of the investment. In January 2010 the counterparty to the debt issued a Notice of Event of Default, asserting its rights to exercise CGP Greece's voting rights in and receive CGP Greece's share of dividends paid by Attiki.

During 2010, the counterparty to the debt commenced a process with the joint venture parties to find a buyer for CGP Greece's 25% indirect interest in Attiki. Effective in January 2010, Duke Energy no longer accounts for Attiki under the equity method, and the investment balance remaining on Attiki was transferred to Other within Assets on the Consolidated Balance Sheet as Duke Energy retains legal ownership of the investment. In December 2011, Duke Energy entered into an agreement to sell its ownership interest in Attiki to an existing equity owner in a series of transactions that will result in the full discharge of its debt obligations. If all conditions of this agreement are met, Duke Energy expects the transaction to close in March 2012.

**Other.**

As of December 31, 2011 and 2010, investments accounted for under the equity method primarily include a 50% ownership interest in the telecommunications investment, DukeNet. As of December 31, 2009, investments accounted for under the equity method primarily included telecommunications investments.

In December 2010, as discussed in Note 3, Duke Energy completed an agreement with Alinda to sell a 50% ownership interest in DukeNet. As a result of the disposition transaction, DukeNet and Alinda are equal 50% owners in the new joint venture. Subsequent to the closing of the DukeNet disposition transaction, effective on December 21, 2010, DukeNet is no longer consolidated into Duke Energy's consolidated financial statements and is accounted for by Duke Energy as an equity method investment.

On December 2, 2010, Duke Energy completed the sale of its 30% equity investment in Q-Comm to Windstream Corp. (Windstream). The sale resulted in $165 million in net proceeds, including $87 million of Windstream common shares and a $109 million pre-tax gain recorded in Gains (Losses) on Sales and Impairments of Unconsolidated Affiliates on the Consolidated Statements of Operations.

Additionally, Other included Duke Energy's effective 50% interest in Crescent which, as discussed further below, has a carrying value of zero. Crescent emerged from bankruptcy in June 2010 and following the bankruptcy proceeding, Duke Energy no longer has any ownership interest in Crescent.

See Note 7 for a discussion of charges recorded in 2009 related to performance guarantees issued by Duke Energy on behalf of Crescent. Crescent filed Chapter 11 petitions in a U.S. Bankruptcy Court in June 2009.

As of December 31, 2010 and 2009, the carrying amount of investments in affiliates with carrying amounts greater than zero approximated the amount of underlying equity in net assets.

## Combined Notes to Consolidated Financial Statements – (Continued)

**Impairments.**

There were no significant pre-tax impairment charges to the carrying value of investments in unconsolidated affiliates during the year ended December 31, 2011. During the years ended December 31, 2010 and 2009, Duke Energy recorded pre-tax impairment charges to the carrying value of investments in unconsolidated affiliates of $11 million and $21 million, respectively. Approximately $18 million of the impairment charge recorded during the year ended December 31, 2009 relates to International Energy's investment in Attiki, (discussed above). These impairment charges, which were recorded in Gains (Losses) on Sales of Unconsolidated Affiliates on the Consolidated Statements of Operations, were recorded as a result of Duke Energy concluding that it would not be able to recover its carrying value in these investments, thus the carrying value of these investments were written down to their estimated fair value.

**Investments in Equity Method Unconsolidated Affiliates**

| | As of: | | | | | |
|---|---|---|---|---|---|---|
| | **December 31, 2011** | | | December 31, 2010 | | |
| (in millions) | **Domestic** | **International** | **Total** | Domestic | International | Total |
| U.S. Franchised Electric and Gas | **$ 5** | **$ —** | **$ 5** | $ 5 | $— | $ 5 |
| Commercial Power | **188** | **—** | **188** | 174 | 1 | 175 |
| International Energy | **—** | **91** | **91** | — | 83 | 83 |
| Other | **167** | **9** | **176** | 173 | 8 | 181 |
| | **$360** | **$100** | **$460** | $352 | $92 | $444 |

**Equity in Earnings of Equity Method Unconsolidated Affiliates**

| | For the Years Ended: | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | **December 31, 2011** | | | December 31, 2010 | | | December 31, 2009 | | |
| (in millions) | **Domestic** | **International** | **Total(a)** | Domestic | International | Total(a) | Domestic | International | Total(a) |
| U.S. Franchised Electric and Gas | **$—** | **$ —** | **$ —** | $— | $ — | $ — | $(10) | $— | $(10) |
| Commercial Power | **6** | **—** | **6** | 7 | — | 7 | 7 | — | 7 |
| International Energy | **—** | **145** | **145** | — | 102 | 102 | — | 72 | 72 |
| Other | **7** | **2** | **9** | 5 | 2 | 7 | — | 1 | 1 |
| | **$13** | **$147** | **$160** | $12 | $104 | $116 | $ (3) | $73 | $ 70 |

(a) Duke Energy's share of net earnings from these unconsolidated affiliates is reflected in the Consolidated Statements of Operations as Equity in Earnings of Unconsolidated Affiliates.

During the years ended December 31, 2011, 2010 and 2009, Duke Energy received distributions from equity investments of $149 million, $111 million and $83 million, respectively, which are included in Other assets within Cash Flows from Operating Activities on the Consolidated Statements of Cash Flows.

**Summarized Combined Financial Information of Equity Method Unconsolidated Affiliates**

| | As of December 31, | |
|---|---|---|
| (in millions) | **2011** | 2010 |
| **Balance Sheet** | | |
| Current assets | **$ 492** | $ 413 |
| Non-current assets | **1,599** | 1,599 |
| Current liabilities | **(267)** | (242) |
| Non-current liabilities | **(225)** | (145) |
| Net assets | **$1,599** | $1,625 |

| | For the Years Ended December 31, | | |
|---|---|---|---|
| (in millions) | **2011** | 2010 | 2009 |
| **Income Statement** | | | |
| Operating revenues | **$1,615** | $1,385 | $1,509 |
| Operating expenses | **865** | 924 | 1,252 |
| Net income | **607** | 430 | 257 |

**Other Investments.**

Commercial Power had an interest in South Houston Green Power, L.P. (SHGP), which is a cogeneration facility containing three combustion turbines in Texas City, Texas. Although Duke Energy owned a significant portion of SHGP, it was not consolidated as Duke Energy did not hold a majority voting control or have the ability to exercise control over SHGP, nor was Duke Energy the primary beneficiary.

## Combined Notes to Consolidated Financial Statements – (Continued)

Duke Energy exercised the cash settlement option of an asset swap agreement for SHGP and received total cash proceeds of $184 million in December 2010. This transaction did not result in a significant gain.

Advance SC, LLC., which provides funding for economic development projects, educational initiatives, and other programs, was formed during 2004. USFE&G made donations of $3 million, $1 million and $11 million to the unconsolidated subsidiary during the years ended December 31, 2011, 2010 and 2009, respectively. Additionally, at December 31, 2011, USFE&G had an immaterial trade payable to Advance SC, LLC. At December 31, 2010, USFE&G had a trade payable to Advance SC, LLC. of $3 million.

### Duke Energy Carolinas

Duke Energy Carolinas engages in related party transactions, which are generally performed at cost and in accordance with the applicable state and federal commission regulations. Balances due to or due from related parties included in the Consolidated Balance Sheets are as follows:

#### Assets/(Liabilities)

| (in millions) | December 31, 2011[(a)] | December 31, 2010[(a)] |
|---|---|---|
| Current assets[(b)] | **$ 51** | $ 293 |
| Non-current assets[(c)] | **111** | 104 |
| Current liabilities[(d)] | **(171)** | (195) |
| Non-current liabilities[(e)] | **(64)** | (93) |
| Net deferred tax liabilities[(f)] | **(4,509)** | (3,906) |

(a) Balances exclude assets or liabilities associated with accrued pension and other post-retirement benefits and money pool arrangements as discussed below.
(b) Of the balance at December 31, 2011, $2 million is classified as Receivables and $49 million is classified as Other within Current Assets on the Consolidated Balance Sheets. Of the balance at December 31, 2010, $90 million is classified as Receivables and $203 million is classified as Other within Current Assets on the Consolidated Balance Sheets.
(c) The balances at December 31, 2011 and December 31, 2010 are classified as Other within Investments and Other Assets on the Consolidated Balance Sheets.
(d) Of the balance at December 31, 2011, $157 million is classified as Accounts payable and $14 million is classified as accrued taxes on the Consolidated Balance Sheets. The balance at December 31, 2010 is classified as Accounts payable on the Consolidated Balance Sheets.
(e) The balances at December 31, 2011 and December 31, 2010 are classified as Other within Deferred Credits and Other Liabilities on the Consolidated Balance Sheets.
(f) Of the balance at December 31, 2011, $(4,555) million is classified as Deferred income taxes and $46 million is classified as Other within Current Assets on the Consolidated Balance Sheets. Of the balance at December 31, 2010, $(3,988) million is classified as Deferred income taxes and $82 million is classified as Other within Current Assets on the Consolidated Balance Sheets.

As discussed further in Note 21, Duke Energy Carolinas participates in Duke Energy's qualified pension plan, non-qualified pension plan and other post-retirement benefit plans and is allocated its proportionate share of expenses associated with these plans. Additionally, Duke Energy Carolinas has been allocated accrued pension and other post-retirement benefit obligations as shown in the following table:

| (in millions) | December 31, 2011 | December 31, 2010 |
|---|---|---|
| Other current liabilities | **$ 8** | $ 10 |
| Accrued pension and other post-retirement benefit costs | **248** | 242 |
| Total allocated accrued pension and other post-retirement benefit obligations | **$256** | $252 |

#### Other Related Party Amounts

| | Years Ended December 31, | | |
|---|---|---|---|
| (in millions) | 2011 | 2010 | 2009 |
| Corporate governance and shared service expenses[(a)] | **$1,009** | $1,016 | $825 |
| Indemnification coverages[(b)] | **21** | 25 | 28 |
| Rental income and other charged expenses, net[(c)] | **(11)** | 3 | 22 |

(a) Duke Energy Carolinas is charged its proportionate share of corporate governance and other costs by an unconsolidated affiliate that is a consolidated affiliate of Duke Energy. Corporate governance and other shared services costs are primarily related to human resources, employee benefits, legal and accounting fees, as well as other third party costs. These amounts are recorded in Operation, Maintenance and Other within Operating Expenses on the Consolidated Statements of Operations. The increase in 2010 as compared to 2009 is primarily attributable to the 2010 voluntary opportunity plan discussed further in Note 19.
(b) Duke Energy Carolinas incurs expenses related to certain indemnification coverages through Bison, Duke Energy's wholly-owned captive insurance subsidiary. These expenses are recorded in Operation, Maintenance and Other within Operating Expenses on the Consolidated Statements of Operations.
(c) Duke Energy Carolinas records income associated with the rental of office space to a consolidated affiliate of Duke Energy, as well as its proportionate share of certain charged expenses from affiliates of Duke Energy.

As discussed further in Note 6, Duke Energy Carolinas participates in a money pool arrangement with Duke Energy and other Duke Energy subsidiaries. Interest income associated with money pool activity, which is recorded in Other Income and Expenses, net on the Consolidated Statements of Operations, was $1 million for the years ended December 31, 2011 and 2010, and insignificant for the year ended December 31, 2009. Interest expense associated with money pool activity, which is recorded in Interest Expense on the Consolidated Statements of Operations, was $1 million, for the years ended December 31, 2011 and 2010 and $3 million for the year ended December 31, 2009.

During December 31, 2011 and 2010, Duke Energy Carolinas made equity distributions to its parent, Duke Energy, in the amounts of $299 million and $350 million, respectively.

During the year ended December 31, 2010, Duke Energy Carolinas received a $146 million allocation of net pension and other post-retirement benefit assets from its parent, Duke Energy. During the year ended December 31, 2009, Duke Energy Carolinas received $250 million in capital contributions from its parent, Duke Energy.

## Combined Notes to Consolidated Financial Statements – (Continued)

Additionally, during the year ended December 31, 2009, Duke Energy Carolinas recorded an approximate $3 million increase in Member's Equity as a result of forgiveness of an advance by its parent, Duke Energy.

### Duke Energy Ohio

Duke Energy Ohio engages in related party transactions, which are generally performed at cost and in accordance with the applicable state and federal commission regulations. Balances due to or due from related parties included in the Consolidated Balance Sheets are as follows:

**Assets/(Liabilities)**

| (in millions) | **December 31, 2011**[(a)] | December 31, 2010[(a)] |
|---|---|---|
| Current assets[(b)] | **$ 44** | $ 82 |
| Non-current assets[(c)] | **22** | 15 |
| Current liabilities[(d)] | **(84)** | (86) |
| Non-current liabilities[(e)] | **—** | (42) |
| Net deferred tax liabilities[(f)] | **(1,751)** | (1,579) |

(a) Balances exclude assets or liabilities associated with accrued pension and other post-retirement benefits, CRC and money pool arrangements as discussed below.
(b) Of the balance at December 31, 2011, $15 million is classified as Receivables and $29 million is classified as Other within Current Assets on the Consolidated Balance Sheets. Of the balance at December 31, 2010, $24 million is classified as Receivables and $58 million is classified as Other within Current Assets on the Consolidated Balance Sheets.
(c) The balances at December 31, 2011 and December 31, 2010 are classified as Other within Investments and Other Assets on the Consolidated Balance Sheets.
(d) The balance at December 31, 2011, is classified as Accounts payable on the Consolidated Balance Sheets. Of the balance at December 31, 2010, $(83) million is classified as Accounts payable and $(3) million is classified as Other within Current Liabilities on the Consolidated Balance Sheets.
(e) The balance at December 31, 2010, is classified as Other within Deferred Credits and Other Liabilities on the Consolidated Balance Sheets.
(f) Of the balance at December 31, 2011, $(1,798) million is classified as Deferred income taxes and $47 million is classified as Other within Current Assets on the Consolidated Balance Sheets. Of the balance at December 31, 2010, $(1,588) million is classified as Deferred income taxes and $9 million is classified as Other within Current Assets on the Consolidated Balance Sheets.

As discussed further in Note 21, Duke Energy Ohio participates in Duke Energy's qualified pension plan, non-qualified pension plan and other post-retirement benefit plans and is allocated its proportionate share of expenses associated with these plans. Additionally, Duke Energy Ohio has been allocated accrued pension and other post-retirement benefit obligations as shown in the following table:

| (in millions) | **December 31, 2011** | December 31, 2010 |
|---|---|---|
| Other current liabilities | **$ 4** | $ 4 |
| Accrued pension and other post-retirement benefit costs | **166** | 207 |
| Total allocated accrued pension and other post-retirement benefit obligations | **$170** | $211 |

**Other Related Party Amounts**

| | For the Years ended December 31, | | |
|---|---|---|---|
| (in millions) | **2011** | 2010 | 2009 |
| Corporate governance and shared service expenses[(a)] | **$401** | $369 | $401 |
| Indemnification coverages[(b)] | **17** | 19 | 17 |
| Rental income and other charged expenses, net[(c)] | **(3)** | 5 | 5 |
| CRC interest income[(d)] | **13** | 15 | 15 |

(a) Duke Energy Ohio is charged its proportionate share of corporate governance and other costs by an unconsolidated affiliate that is a consolidated affiliate of Duke Energy. Corporate governance and other shared services costs are primarily related to human resources, employee benefits, legal and accounting fees, as well as other third party costs. These amounts are recorded in Operation, Maintenance and Other within Operating Expenses on the Consolidated Statements of Operations.
(b) Duke Energy Ohio incurs expenses related to certain indemnification coverages through Bison, Duke Energy's wholly-owned captive insurance subsidiary. These expenses are recorded in Operation, Maintenance and Other within Operating Expenses on the Consolidated Statements of Operations.
(c) Duke Energy Ohio records income associated with the rental of office space to a consolidated affiliate of Duke Energy, as well as its proportionate share of certain charged expenses from affiliates of Duke Energy.
(d) As discussed in Note 17, certain trade receivables have been sold by Duke Energy Ohio to CRC, an unconsolidated entity formed by a subsidiary of Duke Energy. The proceeds obtained from the sales of receivables are largely cash but do include a subordinated note from CRC for a portion of the purchase price. The interest income associated with the subordinated note is recorded in Other Income and Expenses, net on the Consolidated Statements of Operations.

As discussed further in Note 6, Duke Energy Ohio participates in a money pool arrangement with Duke Energy and other Duke Energy subsidiaries. Interest income associated with money pool activity, which is recorded in Other Income and Expenses, net on the Consolidated Statements of Operations, was $1 million for the years ended December 31, 2011 and 2010, and insignificant for the year ended December 31, 2009. Interest expense associated with money pool activity, which is recorded in Interest Expense on the Consolidated Statements of Operations, was insignificant for each of the years ended December 31, 2011, 2010 and 2009.

Duke Energy Commercial Asset Management (DECAM) is a non-regulated, direct subsidiary of Duke Energy Ohio. DECAM conducts business activities including the execution of commodity transactions and executing third party vendor and supply contracts as well as service contracts for certain of Duke Energy's non-regulated entities. The commodity contracts that DECAM enters either do not qualify as hedges or have not been designated as hedges (hereinafter referred to as undersigned contracts), thus the mark-to-market impacts of these contracts are reflected in Duke Energy Ohio's Consolidated Statements of Operations. In addition, equal and offsetting mark-to-market impacts of intercompany contracts with non regulated entities are reflected in Duke Energy Ohio's Consolidated Statements of Operations representing the pass through of the economics of the original contracts to non-regulated entities in accordance with contractual arrangements between Duke Energy Ohio and non-regulated entities. See Note 14 for additional information. Because it is not a rated entity, DECAM receives its credit support from Duke Energy or its non-regulated subsidiaries and

## Combined Notes to Consolidated Financial Statements – (Continued)

not the regulated utility operations of Duke Energy Ohio. DECAM meets its funding needs through an intercompany loan agreement from a subsidiary of Duke Energy. The intercompany loan agreement was executed in February 2011. An additional intercompany loan agreement was executed in October 2011 so that DECAM can also loan money to the subsidiary of Duke Energy. DECAM had no outstanding intercompany loan payable with the subsidiary of Duke Energy as of December 31, 2011. DECAM had a $90 million intercompany loan receivable with the subsidiary of Duke Energy as of December 31, 2011.

In January 2012, Duke Energy Vermillion, an indirect wholly-owned subsidiary of Duke Energy Ohio, sold its 75% undivided ownership interest in Vermillion Generating Station to Duke Energy Indiana and WVPA. Refer to Notes 2 and 5 for further discussion.

During the years ended December 31, 2011 and 2009, Duke Energy Ohio paid dividends to its parent, Cinergy of $485 million and $360 million, respectively.

### Duke Energy Indiana

Duke Energy Indiana engages in related party transactions, which are generally performed at cost and in accordance with the applicable state and federal commission regulations. Balances due to or due from related parties included in the Consolidated Balance Sheets are as follows:

**Assets/(Liabilities)**

| (in millions) | **December 31, 2011**(a) | December 31, 2010(a) |
|---|---|---|
| Current assets(b) | **$ 18** | $ 51 |
| Non-current assets(c) | **2** | — |
| Current liabilities(d) | **(97)** | (69) |
| Non-current liabilities(e) | **(22)** | (20) |
| Net deferred tax liabilities(f) | **(914)** | (932) |

(a) Balances exclude assets or liabilities associated with accrued pension and other post-retirement benefits, CRC and money pool arrangements as discussed below.
(b) The balance at December 31, 2011, is classified as Receivables on the Consolidated Balance Sheets. Of the balance at December 31, 2010, $27 million is classified as Receivables and $24 million is classified as Other within Current Assets on the Consolidated Balance Sheets.
(c) The balance at December 31, 2011 is classified as Other within Investments and Other Assets on the Consolidated Balance Sheets.
(d) Of the balance at December 31, 2011, $(72) million is classified as Accounts payable and $(25) million is classified as Taxes accrued on the Consolidated Balance Sheets. Of the balance at December 31, 2010 $(67) million is classified as Accounts payable and $(2) million is classified as Taxes accrued on the Consolidated Balance Sheets.
(e) The balances at December 31, 2011 and 2010, are classified as Other within Deferred Credits and Other Liabilities on the Consolidated Balance Sheets.
(f) Of the balance at December 31, 2011, $(927) million is classified as Deferred income taxes and $13 million is classified as Other within Current Assets on the Consolidated Balance Sheets. Of the balance at December 31, 2010, $(973) million is classified as Deferred income taxes and $41 million is classified as Other within Current Assets on the Consolidated Balance Sheets.

As discussed further in Note 21, Duke Energy Indiana participates in Duke Energy's qualified pension plan, non-qualified pension plan and other post-retirement benefit plans and is allocated its proportionate share of expenses associated with these plans. Additionally, Duke Energy Indiana has been allocated accrued pension and other post-retirement benefit obligations as shown in the following table:

| (in millions) | **December 31, 2011** | December 31, 2010 |
|---|---|---|
| Other current liabilities | **$ 2** | $ 2 |
| Accrued pension and other post-retirement benefit costs | **231** | 270 |
| Total allocated accrued pension and other post-retirement benefit obligations | **$233** | $272 |

**Other Related Party Amounts**

| | For the Years Ended December 31, | | |
|---|---|---|---|
| (in millions) | **2011** | 2010 | 2009 |
| Corporate governance and shared service expenses(a) | **$415** | $364 | $343 |
| Indemnification coverages(b) | **7** | 8 | 10 |
| Rental income and other charged expenses, net(c) | **1** | 8 | 12 |
| CRC interest income(d) | **14** | 13 | 12 |

(a) Duke Energy Indiana is charged its proportionate share of corporate governance and other costs by an unconsolidated affiliate that is a consolidated affiliate of Duke Energy. Corporate governance and other shared services costs are primarily related to human resources, employee benefits, legal and accounting fees, as well as other third party costs. These amounts are recorded in Operation, Maintenance and Other within Operating Expenses on the Consolidated Statements of Operations.
(b) Duke Energy Indiana incurs expenses related to certain indemnification coverages through Bison, Duke Energy's wholly-owned captive insurance subsidiary. These expenses are recorded in Operation, Maintenance and Other within Operating Expenses on the Consolidated Statements of Operations.
(c) Duke Energy Indiana records income associated with the rental of office space to a consolidated affiliate of Duke Energy, as well as its proportionate share of certain charged expenses from affiliates of Duke Energy.
(d) As discussed in Note 11, certain trade receivables have been sold by Duke Energy Indiana to CRC, an unconsolidated entity formed by a subsidiary of Duke Energy. The proceeds obtained from the sales of receivables are largely cash but do include a subordinated note from CRC for a portion of the purchase price. The interest income associated with the subordinated note is recorded in Other Income and Expenses, net on the Consolidated Statements of Operations.

As discussed further in Note 6, Duke Energy Indiana participates in a money pool arrangement with Duke Energy and other Duke Energy subsidiaries. Interest income associated with money pool activity, which is recorded in Other Income and Expenses, net on the Consolidated Statements of Operations, was insignificant for the years ended December 31, 2011 and 2010 and $1 million for the year ended December 31, 2009. Interest expense associated with money pool activity, which is recorded in Interest Expense on the Consolidated Statements of Operations, was $1 million for the years ended December 31, 2011, 2010 and 2009.

In January 2012, Duke Energy Vermillion, an indirect wholly-owned subsidiary of Duke Energy Ohio, sold its 75% undivided ownership interest in the Vermillion Generating Station to Duke Energy Indiana and WVPA. Refer to Note 2 and 5 for further discussion.

During the year ended December 31, 2010 and 2009, Duke Energy Indiana received $350 million and $140 million, respectively, in capital contributions, from its parent, Cinergy.

## 14. RISK MANAGEMENT, DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Duke Energy Registrants closely monitor the risks associated with commodity price changes and changes in interest rates on their operations and, where appropriate, use various commodity and interest rate instruments to manage these risks. Certain of these derivative instruments qualify for hedge accounting and are designated as hedging instruments, while others either do not qualify as hedges or have not been designated as hedges (hereinafter referred to as undesignated contracts). The Duke Energy Registrants' primary use of energy commodity derivatives is to hedge the generation portfolio against exposure to changes in the prices of power and fuel. Interest rate swaps are entered into to manage interest rate risk primarily associated with the Duke Energy Registrants' variable-rate and fixed-rate borrowings.

The accounting guidance for derivatives requires the recognition of all derivative instruments not identified as NPNS as either assets or liabilities at fair value in the Consolidated Balance Sheets. For derivative instruments that qualify for hedge accounting, the Duke Energy Registrants may elect to designate such derivatives as either cash flow hedges or fair value hedges. The Duke Energy Registrants offset fair value amounts recognized on the Consolidated Balance Sheets related to derivative instruments executed with the same counterparty under the same master netting agreement.

The operations of the USFE&G business segment meet the criteria for regulatory accounting treatment. Accordingly, for derivatives designated as cash flow hedges within USFE&G, gains and losses are reflected as a regulatory liability or asset instead of as a component of AOCI. For derivatives designated as fair value hedges or left undesignated within USFE&G, gains and losses associated with the change in fair value of these derivative contracts would be deferred as a regulatory liability or asset, thus having no immediate earnings impact.

Within the Duke Energy Registrants' unregulated businesses, for derivative instruments that qualify for hedge accounting and are designated as cash flow hedges, the effective portion of the gain or loss is reported as a component of AOCI and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Any gains or losses on the derivative that represent either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. For derivative instruments that qualify and are designated as a fair value hedge, the gain or loss on the derivative as well as the offsetting loss or gain on the hedged item are recognized in earnings in the current period. The Duke Energy Registrants' include the gain or loss on the derivative in the same line item as the offsetting loss or gain on the hedged item in the Consolidated Statements of Operations. Additionally, the Duke Energy Registrants' enter into derivative agreements that are economic hedges that either do not qualify for hedge accounting or have not been designated as a hedge. The changes in fair value of these undesignated derivative instruments are reflected in current earnings.

Information presented in the tables below relates to Duke Energy on a consolidated basis and Duke Energy Ohio. As regulatory accounting treatment is applied to substantially all of Duke Energy Carolinas' and Duke Energy Indiana's derivative instruments, and the carrying value of the respective derivative instruments comprise a small portion of Duke Energy's overall balance, separate disclosure for each of those registrants is not presented.

### Commodity Price Risk

The Duke Energy Registrants are exposed to the impact of market changes in the future prices of electricity (energy, capacity and financial transmission rights), coal, natural gas and emission allowances ($SO_2$ , seasonal $NO_X$ and annual $NO_X$) as a result of their energy operations such as electric generation and the transportation and sale of natural gas. With respect to commodity price risks associated with electric generation, the Duke Energy Registrants are exposed to changes including, but not limited to, the cost of the coal and natural gas used to generate electricity, the prices of electricity in wholesale markets, the cost of capacity required to purchase and sell electricity in wholesale markets and the cost of emission allowances primarily at the Duke Energy Registrants' coal fired power plants. Risks associated with commodity price changes on future operations are closely monitored and, where appropriate, various commodity contracts are used to mitigate the effect of such fluctuations on operations. Exposure to commodity price risk is influenced by a number of factors, including, but not limited to, the term of the contract, the liquidity of the market and delivery location.

**Commodity Fair Value Hedges.**

At December 31, 2011, there were no open commodity derivative instruments that were designated as fair value hedges.

**Commodity Cash Flow Hedges.**

At December 31, 2011, there were no open commodity derivative instruments that were designated as cash flow hedges.

**Undesignated Contracts.**

The Duke Energy Registrants use derivative contracts as economic hedges to manage the market risk exposures that arise from providing electric generation and capacity to large energy customers, energy aggregators, retail customers and other wholesale companies. Undesignated contracts may include contracts not designated as a hedge, contracts that do not qualify for hedge accounting, derivatives that do not or no longer qualify for the NPNS scope exception, and de-designated hedge contracts. Undesignated contracts also include contracts associated with operations that Duke Energy continues to wind down or has included as discontinued

## Combined Notes to Consolidated Financial Statements – (Continued)

operations. As these undesignated contracts expire as late as 2021, Duke Energy has entered into economic hedges that leave it minimally exposed to changes in prices over the duration of these contracts.

Duke Energy Carolinas uses derivative contracts as economic hedges to manage the market risk exposures that arise from electricity generation. As of December 31, 2011 Duke Energy Carolinas does not have any undesignated commodity contracts.

Duke Energy Ohio uses derivative contracts as economic hedges to manage the market risk exposures that arise from providing electricity generation and capacity to large energy customers, energy aggregators, retail customers and other wholesale companies. Undesignated contracts at December 31, 2011 are primarily associated with forward sales and purchases of power, coal and emission allowances, for the Commercial Power segment.

Duke Energy Indiana uses derivative contracts as economic hedges to manage the market risk exposures that arise from electric generation. Undesignated contracts at December 31, 2011 are primarily associated with forward purchases and sales of power, forward purchases of natural gas and financial transmission rights.

The Duke Energy Registrants are exposed to risk resulting from changes in interest rates as a result of their issuance or anticipated issuance of variable and fixed-rate debt and commercial paper. Interest rate exposure is managed by limiting variable-rate exposures to a percentage of total debt and by monitoring the effects of market changes in interest rates. To manage risk associated with changes in interest rates, the Duke Energy Registrants may enter into financial contracts; primarily interest rate swaps and U.S. Treasury lock agreements. Additionally, in anticipation of certain fixed-rate debt issuances, a series of forward starting interest rate swaps may be executed to lock in components of the market interest rates at the time and terminated prior to or upon the issuance of the corresponding debt. When these transactions occur within a business that meets the criteria for regulatory accounting treatment, these contracts may be treated as undesignated and any pre-tax gain or loss recognized from inception to termination of the hedges would be recorded as a regulatory liability or asset and amortized as a component of interest expense over the life of the debt. Alternatively, these derivatives may be designated as hedges whereby, any pre-tax gain or loss recognized from inception to termination of the hedges would be recorded in AOCI and amortized as a component of interest expense over the life of the debt.

### Interest Rate Risk

The following table shows the notional amounts for derivatives related to interest rate risk at December 31, 2011 and December 31, 2010.

**Notional Amounts of Derivative Instruments Related to Interest Rate Risk**

| (in millions) | Duke Energy | Duke Energy Carolinas | Duke Energy Ohio | Duke Energy Indiana |
|---|---|---|---|---|
| Cash Flow Hedges(a) | $ 841 | $— | $ — | $ — |
| Undesignated Contracts | 247 | — | 27 | 200 |
| Fair Value Hedges | 275 | 25 | 250 | — |
| Total Notional Amount at December 31, 2011 | $1,363 | $25 | $277 | $200 |

| (in millions) | Duke Energy | Duke Energy Carolinas | Duke Energy Ohio |
|---|---|---|---|
| Cash Flow Hedges(a) | $ 492 | $ — | $ — |
| Undesignated Contracts | 561 | 500 | 27 |
| Fair Value Hedges | 275 | 25 | 250 |
| Total Notional Amount at December 31, 2010 | $1,328 | $525 | $277 |

(a) Includes amounts related to non-recourse variable rate long-term debt of VIEs of $466 million at December 31, 2011 and $492 million at December 31, 2010.

### Volumes

The following tables show information relating to the volume of Duke Energy and Duke Energy Ohio's commodity derivative activity outstanding as of December 31, 2011 and December 31, 2010. Amounts disclosed represent the notional volumes of commodities contracts accounted for at fair value. For option contracts, notional amounts include only the delta-equivalent volumes which represent the notional volumes times the probability of exercising the option based on current price volatility. Volumes associated with contracts qualifying for the NPNS exception have been excluded from the table below. Amounts disclosed represent the absolute value of notional amounts. Duke Energy and Duke Energy Ohio have netted contractual amounts where offsetting purchase and sale contracts exist with identical delivery locations and times of delivery. Where all commodity positions are perfectly offset, no quantities are shown

## Combined Notes to Consolidated Financial Statements – (Continued)

below. For additional information on notional dollar amounts of debt subject to derivative contracts accounted for at fair value, see "Interest Rate Risk" section above.

**Underlying Notional Amounts for Derivative Instruments Accounted for At Fair Value**

**Duke Energy**

| | **December 31, 2011** | December 31, 2010 |
|---|---|---|
| Electricity-energy (Gigawatt-hours) | **14,118** | 8,200 |
| Electricity-capacity (Gigawatt-months) | **—** | 58 |
| Emission allowances: $SO_2$ (thousands of tons) | **—** | 8 |
| Emission allowances: $NO_X$ (thousands of tons) | **9** | — |
| Natural gas (millions of decatherms) | **40** | 37 |

**Duke Energy Ohio**

| | **December 31, 2011** | December 31, 2010 |
|---|---|---|
| Electricity-energy (Gigawatt-hours)(a) | **14,655** | 13,183 |
| Electricity-capacity (Gigawatt-months) | **—** | 60 |
| Emission allowances: $NO_X$ (thousands of tons) | **9** | — |
| Natural gas (millions of decatherms) | **2** | — |

(a) Amounts include intercompany positions that eliminate at the consolidated Duke Energy level.

The following table shows fair value amounts of derivative contracts as of December 31, 2011 and 2010, and the line item(s) in the Consolidated Balance Sheets in which such amounts are included. The fair values of derivative contracts are presented on a gross basis, even when the derivative instruments are subject to master netting arrangements where Duke Energy nets the fair value of derivative contracts subject to master netting arrangements with the same counterparty on the Consolidated Balance Sheets. Cash collateral payables and receivables associated with the derivative contracts have not been netted against the fair value amounts.

**Location and Fair Value Amounts of Derivatives Reflected in the Consolidated Balance Sheets**

**Duke Energy**

| | **December 31, 2011** | | December 31, 2010 | |
|---|---|---|---|---|
| (in millions) | **Asset** | **Liability** | Asset | Liability |
| **Balance Sheet Location** | | | | |
| **Derivatives Designated as Hedging Instruments** | | | | |
| **Interest rate contracts** | | | | |
| Current Assets: Other | **4** | **—** | 5 | — |
| Investments and Other Assets: Other | **2** | **—** | 16 | — |
| Current Liabilities: Other | **—** | **11** | — | 13 |
| Deferred Credits and Other Liabilities: Other | **—** | **76** | — | — |
| **Total Derivatives Designated as Hedging Instruments** | **$ 6** | **$ 87** | $ 21 | $ 13 |
| **Derivatives Not Designated as Hedging Instruments** | | | | |
| **Commodity contracts** | | | | |
| Current Assets: Other | **$ 81** | **$ 31** | $108 | $ 54 |
| Investments and Other Assets: Other | **35** | **17** | 55 | 4 |
| Current Liabilities: Other | **136** | **168** | 75 | 118 |
| Deferred Credits and Other Liabilities: Other | **25** | **93** | 3 | 72 |
| **Interest rate contracts** | | | | |
| Investments and Other Assets: Other(a) | **—** | **—** | 60 | — |
| Current Liabilities: Other | **—** | **2** | — | 2 |
| Deferred Credits and Other Liabilities: Other(b) | **—** | **75** | — | 5 |
| **Total Derivatives Not Designated as Hedging Instruments** | **$277** | **$386** | $301 | $255 |
| **Total Derivatives** | **$283** | **$473** | $322 | $268 |

(a) Balance relates to interest rate swaps at Duke Energy Carolinas which receive regulatory accounting treatment.
(b) As of December 31, 2011, includes $67 million related to interest rate swaps at Duke Energy Indiana which receive regulatory accounting treatment.

## Combined Notes to Consolidated Financial Statements – (Continued)

**Duke Energy Ohio**

| | December 31, 2011 | | December 31, 2010 | |
|---|---|---|---|---|
| (in millions) | Asset | Liability | Asset | Liability |
| **Derivatives Designated as Hedging Instruments** | | | | |
| **Interest rate contracts** | | | | |
| Current Assets: Other | 3 | — | 4 | — |
| Investments and Other Assets: Other | 2 | — | 2 | — |
| **Total Derivatives Designated as Hedging Instruments** | $ 5 | $ — | $ 6 | $ — |
| **Derivatives Not Designated as Hedging Instruments** | | | | |
| **Commodity contracts** | | | | |
| Current Assets: Other | $ 79 | $ 39 | $106 | $ 57 |
| Investments and Other Assets: Other | 29 | 18 | 6 | 2 |
| Current Liabilities: Other | 136 | 146 | 75 | 98 |
| Deferred Credits and Other Liabilities: Other | 22 | 33 | 3 | 7 |
| **Interest rate contracts** | | | | |
| Current Liabilities: Other | — | 1 | — | 1 |
| Deferred Credits and Other Liabilities: Other | — | 8 | — | 4 |
| **Total Derivatives Not Designated as Hedging Instruments** | $266 | $245 | $190 | $169 |
| **Total Derivatives** | $271 | $245 | $196 | $169 |

The following table shows the amount of the gains and losses recognized on derivative instruments qualifying and designated as cash flow hedges by type of derivative contract during the years ended December 31, 2011 and 2010, and the Consolidated Statements of Operations line items in which such gains and losses are included.

**Cash Flow Hedges — Location and Amount of Pre-Tax Gains and (Losses) Recognized in Comprehensive Income**

**Duke Energy**

| | Year Ended December 31, | |
|---|---|---|
| (in millions) | 2011 | 2010 |
| **Amount of Pre-tax (Losses) Gains Recorded in AOCI** | | |
| Interest rate contracts | (88) | 2 |
| **Total Pre-tax (Losses) Gains Recorded in AOCI** | $(88) | $ 2 |
| **Location of Pre-tax Gains (Losses) Reclassified from AOCI into Earnings** | | |
| **Commodity contracts** | | |
| Fuel used in electric generation and purchased power-non-regulated | — | 2 |
| **Interest rate contracts** | | |
| Interest expense | (5) | (5) |
| **Total Pre-tax Losses Reclassified from AOCI into Earnings** | $ (5) | $(3) |

**Duke Energy Ohio**

| | Year Ended December 31, | |
|---|---|---|
| (in millions) | 2011 | 2010 |
| **Location of Pre-tax Gains Reclassified from AOCI into Earnings** | | |
| **Commodity contracts** | | |
| Fuel used in electric generation and purchased power-non-regulated | $— | $2 |
| **Total Pre-tax Gains Reclassified from AOCI into Earnings** | $— | $2 |

There was no hedge ineffectiveness during the years ended December 31, 2011 and 2010, and no gains or losses have been excluded from the assessment of hedge effectiveness during the same periods for all Duke Energy Registrants.

***Duke Energy.*** At December 31, 2011, $115 million of pre-tax deferred net losses on derivative instruments related to interest rate cash flow hedges remains in AOCI and a $10 million pre-tax gain is expected to be recognized in earnings during the next 12 months as the hedged transactions occur.

***Duke Energy Ohio.*** At December 31, 2011, there were no deferred gains or losses on derivative instruments related to commodity cash flow hedges remaining in AOCI.

## Combined Notes to Consolidated Financial Statements – (Continued)

The following table shows the amount of the pre-tax gains and losses recognized on undesignated hedges by type of derivative instrument during the years ended December 31, 2011 and 2010, and the line item(s) in the Consolidated Statements of Operations in which such gains and losses are included or deferred on the Consolidated Balance Sheets as regulatory assets or liabilities.

**Undesignated Hedges — Location and Amount of Pre-Tax Gains and (Losses) Recognized in Income or as Regulatory Assets or Liabilities**

| Duke Energy | Year Ended December 31, | |
|---|---|---|
| (in millions) | **2011** | 2010 |
| **Location of Pre-Tax Gains and (Losses) Recognized in Earnings** | | |
| **Commodity contracts** | | |
| Revenue, regulated electric | **$ —** | $ 1 |
| Revenue, non-regulated electric, natural gas and other | **(59)** | (38) |
| Fuel used in electric generation and purchased power-non-regulated | **(1)** | 9 |
| **Total Pre-tax Losses Recognized in Earnings** | **$ (60)** | $(28) |
| **Location of Pre-Tax Gains and (Losses) Recognized as Regulatory Assets or Liabilities** | | |
| **Commodity contracts** | | |
| Regulatory Asset | **$ (1)** | $ 5 |
| Regulatory Liability | **17** | 14 |
| **Interest rate contracts** | | |
| Regulatory Asset[(a)] | **(165)** | (1) |
| Regulatory Liability[(b)] | **(60)** | 60 |
| **Total Pre-tax (Losses) Gains Recognized as Regulatory Assets or Liabilities** | **$(209)** | $ 78 |

(a) Includes losses related to interest rate swaps at Duke Energy Carolinas and Duke Energy Indiana of $94 million and $67 million, respectively, during the year ended December 31, 2011.
(b) Amounts relate to interest rate swaps at Duke Energy Carolinas.

| Duke Energy Ohio | Year Ended December 31, | |
|---|---|---|
| (in millions) | **2011** | 2010 |
| **Location of Pre-Tax Gains and (Losses) Recognized in Earnings** | | |
| **Commodity contracts** | | |
| Revenue, non-regulated electric and other | **(26)** | (3) |
| Fuel used in electric generation and purchased power-non-regulated | **(1)** | 9 |
| **Interest rate contracts** | | |
| Interest expense | **(1)** | (1) |
| **Total Pre-tax (Losses) Gains Recognized in Earnings[(a)]** | **$(28)** | $ 5 |

**Location of Pre-Tax Gains and (Losses) Recognized as Regulatory Assets**

| | **2011** | 2010 |
|---|---|---|
| **Commodity contracts** | | |
| Regulatory Asset | **$ 1** | $ 5 |
| **Interest rate contracts** | | |
| Regulatory Asset | **(4)** | (1) |
| **Total Pre-tax (Losses) Gains Recognized as Regulatory Assets** | **$(3)** | $ 4 |

(a) Amounts include intercompany positions that eliminate at the consolidated Duke Energy level.

### Credit Risk

The Duke Energy Registrants' principal customers for its electric and gas businesses are commodity clearinghouses, regional transmission organizations, residential, commercial and industrial end-users, marketers, local distribution companies, municipalities, electric cooperatives and utilities located throughout the U.S. and Latin America. The Duke Energy Registrants have concentrations of receivables from natural gas and electric utilities and their affiliates, as well as municipalities, electric cooperatives, residential, commercial and industrial customers and marketers throughout these regions. These concentrations of customers may affect the Duke Energy Registrants' overall credit risk in that risk factors can negatively impact the credit quality of the entire sector. Where exposed to credit risk, the Duke Energy Registrants analyze their counterparties' financial condition prior to entering into an agreement, establish credit limits and monitor the appropriateness of those limits on an ongoing basis.

The Duke Energy Registrants' industry has historically operated under negotiated credit lines for physical delivery contracts. The Duke Energy Registrants frequently use master collateral agreements to mitigate certain credit exposures, primarily related to hedging the risks inherent in its generation portfolio. The collateral agreements provide for a counterparty to post cash or letters of credit to the exposed party for exposure in excess of an established threshold. The threshold amount represents an unsecured credit limit, determined in accordance with the corporate credit policy. Collateral agreements also provide that the inability to post collateral is sufficient cause to terminate contracts and liquidate all positions.

The Duke Energy Registrants also obtain cash, letters of credit or surety bonds from customers to provide credit support outside of collateral agreements, where appropriate, based on its financial analysis of the customer and the regulatory or contractual terms and conditions applicable to each transaction.

For regulated customers, commission rules restrict the ability to requires collateral and minimize exposure through the disconnection of service.

Certain of Duke Energy and Duke Energy Ohio's derivative contracts contain contingent credit features, such as material adverse change clauses or payment acceleration clauses that could result in immediate payments, the posting of letters of credit or the termination of the derivative contract before maturity if specific events occur, such as a downgrade of Duke Energy or Duke Energy Ohio's credit rating below investment grade.

## Combined Notes to Consolidated Financial Statements – (Continued)

The following table shows information with respect to derivative contracts that are in a net liability position and contain objective credit-risk related payment provisions. The amounts disclosed in the table below represents the aggregate fair value amounts of such derivative instruments at the end of the reporting period, the aggregate fair value of assets that are already posted as collateral under such derivative instruments at the end of the reporting period, and the aggregate fair value of additional assets that would be required to be transferred in the event that credit-risk-related contingent features were triggered at December 31, 2011.

**Information Regarding Derivative Instruments that Contain Credit-risk Related Contingent Features**

| **Duke Energy** (in millions) | **December 31, 2011** | December 31, 2010 |
|---|---|---|
| Aggregate Fair Value Amounts of Derivative Instruments in a Net Liability Position | **$96** | $148 |
| Collateral Already Posted | **36** | 2 |
| Additional Cash Collateral or Letters of Credit in the Event Credit-risk-related Contingent Features were Triggered at the End of the Reporting Period | **5** | 14 |

| **Duke Energy Ohio** (in millions) | **December 31, 2011** | December 31, 2010 |
|---|---|---|
| Aggregate Fair Value Amounts of Derivative Instruments in a Net Liability Position | **$94** | $147 |
| Collateral Already Posted | **35** | 2 |
| Additional Cash Collateral or Letters of Credit in the Event Credit-risk-related Contingent Features were Triggered at the End of the Reporting Period | **5** | 14 |

**Netting of Cash Collateral and Derivative Assets and Liabilities Under Master Netting Arrangements.**

In accordance with applicable accounting rules, Duke Energy and Duke Energy Ohio have elected to offset fair value amounts (or amounts that approximate fair value) recognized on their Consolidated Balance Sheets related to cash collateral amounts receivable or payable against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting agreement. The amounts disclosed in the table below represent the receivables related to the right to reclaim cash collateral and payables related to the obligation to return cash collateral under master netting arrangements as of December 31, 2011 and December 31, 2010. See Note 15 for additional information on fair value disclosures related to derivatives.

**Information Regarding Cash Collateral under Master Netting Arrangements**

**Duke Energy**

| | **December 31, 2011** | | December 31, 2010 | |
|---|---|---|---|---|
| (in millions) | **Receivables** | **Payables** | Receivables | Payables |
| Amounts offset against net derivative positions on the Consolidated Balance Sheets | **$10** | **—** | $ 2 | — |
| Amounts not offset against net derivative positions on the Consolidated Balance Sheets[(a)] | **30** | **—** | 2 | 3 |

**Duke Energy Ohio**

| | **December 31, 2011** | | December 31, 2010 | |
|---|---|---|---|---|
| (in millions) | **Receivables** | **Payables** | Receivables | Payables |
| Amounts offset against net derivative positions on the Consolidated Balance Sheets | **$ 9** | **—** | $ 2 | — |
| Amounts not offset against net derivative positions on the Consolidated Balance Sheets[(a)] | **28** | **$—** | — | 3 |

(a) Amounts primarily represent margin deposits related to futures contracts.

## 15. FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Under current accounting guidance, fair value is considered to be the exchange price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The fair value definition focuses on an exit price, which is the price that would be received to sell an asset or paid to transfer a liability versus an entry price, which would be the price paid to acquire an asset or received to assume a liability.

The Duke Energy Registrants classify recurring and non-recurring fair value measurements based on the following fair value hierarchy, as prescribed by current accounting guidance, which prioritizes the inputs to valuation techniques used to measure fair value into three levels:

**Level 1** — unadjusted quoted prices in active markets for identical assets or liabilities that Duke Energy has the ability to access. An active market for the asset or liability is one in which transactions for the asset or liability occur with sufficient frequency and volume to provide ongoing pricing information. Duke Energy does not adjust quoted market prices on Level 1 for any blockage factor.

**Level 2** — a fair value measurement utilizing inputs other than a quoted market price that are observable, either directly or indirectly, for the asset or liability. Level 2 inputs include, but are not limited to, quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs other than quoted market prices that are observable for the asset or liability, such as interest rate curves and yield curves observable at commonly quoted intervals, volatilities, credit risk and default rates. A Level 2 measurement cannot have more than an insignificant portion of the valuation based on unobservable inputs.

**Level 3** — any fair value measurements which include unobservable inputs for the asset or liability for more than an insignificant portion of the valuation. A Level 3 measurement may be based primarily on Level 2 inputs.

The fair value accounting guidance for financial instruments permits entities to elect to measure many financial instruments and certain other items at fair value that are not required to be accounted for at fair value under other GAAP. There are no financial assets or financial liabilities that are not required to be accounted for at fair value under GAAP for which the option to record at fair value has been elected. However, in the future, the Duke Energy Registrants may elect to measure certain financial instruments at fair value in accordance with this accounting guidance.

Valuation methods of the primary fair value measurements disclosed below are as follows:

**Investments in equity securities.**

Investments in equity securities are typically valued at the closing price in the principal active market as of the last business day of the period. Principal active markets for equity prices include published exchanges such as NASDAQ and NYSE. Foreign equity prices are translated from their trading currency using the currency exchange rate in effect at the close of the principal active market. Prices have not been adjusted to reflect for after-hours market activity. The majority of investments in equity securities are valued using Level 1 measurements.

**Investments in available-for-sale auction rate securities.**

Duke Energy held $89 million par value ($71 million carrying value) and $149 million par value ($118 million carrying value) as of December 31, 2011, and December 31, 2010, respectively of auction rate securities for which an active market does not currently exist. During the year ended December 31, 2011, $59 million of these investments in auction rate securities were redeemed at full par value plus accrued interest. Duke Energy Carolinas held $16 million par value ($12 million carrying value) of auction rate securities at both December 31, 2011, and December 31, 2010. All of these auction rate securities are student loan securities for which substantially all the values are ultimately backed by the U.S. government, and the majority of these securities are AAA rated. As of December 31, 2011 all of these auction rate securities are classified as long-term investments and are valued using Level 3 measurements. The methods and significant assumptions used to determine the fair values of the investment in auction rate debt securities represent estimations of fair value using internal discounted cash flow models which incorporate primarily management's own assumptions as to the term over which such investments will be recovered at par, the current level of interest rates, and the appropriate risk-adjusted discount rates when relevant observable inputs are not available to determine the present value of such cash flows. In preparing the valuations, all significant value drivers were considered, including the underlying collateral. Auction rate securities which are classified as Short-term investments are valued using Level 2 measurements, as they are valued at par based on a commitment by the issuer to redeem at par value. There were no auction rate securities classified as Short-term investments as of December 31, 2011 or December 31, 2010.

There were no other-than-temporary impairments associated with investments in auction rate debt securities during the years ended December 31, 2011, 2010, or 2009.

**Investments in debt securities.**

Most debt investments (including those held in the NDTF) are valued based on a calculation using interest rate curves and credit spreads applied to the terms of the debt instrument (maturity and coupon interest rate) and consider the counterparty credit rating. Most debt valuations are Level 2 measurements. If the market for a particular fixed income security is relatively inactive or illiquid, the valuation is a Level 3 measurement. U.S. Treasury debt is typically a Level 1 measurement.

**Commodity derivatives.**

The pricing for commodity derivatives is primarily a calculated value which incorporates the forward price and is adjusted for liquidity (bid-ask spread), credit or non-performance risk (after reflecting credit enhancements such as collateral) and discounted to present value. The primary difference between a Level 2 and a Level 3 measurement has to do with the level of activity in forward markets for the commodity. If the market is relatively inactive, the measurement is deemed to be a Level 3 measurement. Some commodity derivatives are NYMEX contracts, which are classified as Level 1 measurements.

**Goodwill and Long-Lived Assets.**

See Note 12 for a discussion of the valuation for goodwill and long-lived assets.

## Combined Notes to Consolidated Financial Statements – (Continued)

**Duke Energy**

The following tables provide the fair value measurement amounts for assets and liabilities recorded on Duke Energy's Consolidated Balance Sheets at fair value at December 31, 2011 and 2010. Derivative amounts in the table below exclude cash collateral amounts which are disclosed in Note 14.

| (in millions) | Total Fair Value Amounts at December 31, 2011 | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| **Description** | | | | |
| Investments in available-for-sale auction rate securities[(a)] | $ 71 | $ — | $ — | $ 71 |
| Nuclear decommissioning trust fund equity securities | 1,337 | 1,285 | 46 | 6 |
| Nuclear decommissioning trust fund debt securities | 723 | 109 | 567 | 47 |
| Other long-term trading and available-for-sale equity securities[(b)] | 68 | 61 | 7 | — |
| Other trading and available-for-sale debt securities[(c)] | 382 | 22 | 360 | — |
| Derivative assets[(b)] | 74 | 43 | 6 | 25 |
| Total Assets | $2,655 | $1,520 | $ 986 | $149 |
| Derivative liabilities[(d)] | (264) | (36) | (164) | (64) |
| Net Assets | $2,391 | $1,484 | $ 822 | $ 85 |

(a) Included in Other within Investments and Other Assets on the Consolidated Balance Sheets.
(b) Included in Other within Current Assets and Other within Investments and Other Assets on the Consolidated Balance Sheets.
(c) Included in Other within Investments and Other Assets and Short-term Investments on the Consolidated Balance Sheets.
(d) Included in Other within Current Liabilities and Other within Deferred Credits and Other Liabilities on the Consolidated Balance Sheets.

| (in millions) | Total Fair Value Amounts at December 31, 2010 | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| **Description** | | | | |
| Investments in available-for-sale auction rate securities[(a)] | $ 118 | $ — | $ — | $ 118 |
| Nuclear decommissioning trust fund equity securities | 1,365 | 1,313 | 46 | 6 |
| Nuclear decommissioning trust fund debt securities | 649 | 35 | 573 | 41 |
| Other long-term trading and available-for-sale equity securities[(a)] | 164 | 157 | 7 | — |
| Other long-term trading and available-for-sale debt securities[(a)] | 221 | 10 | 211 | — |
| Derivative assets[(b)] | 186 | 21 | 81 | 84 |
| Total Assets | $2,703 | $1,536 | $918 | $ 249 |
| Derivative liabilities[(c)] | (132) | (8) | (21) | (103) |
| Net Assets | $2,571 | $1,528 | $897 | $ 146 |

(a) Included in Other within Investments and Other Assets on the Consolidated Balance Sheets.
(b) Included in Other within Current Assets and Other within Investments and Other Assets on the Consolidated Balance Sheets.
(c) Included in Other within Current Liabilities and Other within Deferred Credits and Other Liabilities on the Consolidated Balance Sheets.

## Combined Notes to Consolidated Financial Statements – (Continued)

The following table provides a reconciliation of beginning and ending balances of assets and liabilities measured at fair value on a recurring basis where the determination of fair value includes significant unobservable inputs (Level 3):

**Rollforward of Level 3 Measurements**

| | Available-for- Sale Auction Rate Securities | Available-for- Sale NDTF Investments | Derivatives (net) | Total |
|---|---|---|---|---|
| **Year Ended December 31, 2011** | | | | |
| Balance at January 1, 2011 | **$ 118** | **$47** | **$(19)** | **$146** |
| Total pre-tax realized and unrealized gains (losses) included in earnings: | | | | |
| Revenue, regulated electric[a] | **—** | **—** | **13** | **13** |
| Revenue, non-regulated electric, natural gas, and other | **—** | **—** | **(27)** | **(27)** |
| Total pre-tax gains included in other comprehensive income | | | | |
| Gains on available for sale securities and other | **12** | **—** | **—** | **12** |
| Net purchases, sales, issuances and settlements | | | | |
| Purchases[a] | **—** | **8** | **8** | **16** |
| Sales | **—** | **(3)** | **—** | **(3)** |
| Settlements | **(16)** | **—** | **(16)** | **(32)** |
| Total gains included on the Consolidated Balance Sheet as regulatory asset or liability or as non-current liability | **—** | **1** | **2** | **3** |
| Transfers out of Level 3 | **(43)** | **—** | **—** | **(43)** |
| Balance at December 31, 2011 | **$ 71** | **$53** | **$(39)** | **$ 85** |

(a) Derivative amounts relate to financial transmission rights

| | | | | |
|---|---|---|---|---|
| Pre-tax amounts included in the Consolidated Statements of Operations related to Level 3 measurements outstanding at December 31, 2011: | | | | |
| Revenue, non-regulated electric, natural gas, and other | **—** | **—** | **(20)** | **(20)** |
| Total | **$ —** | **$—** | **$(20)** | **$ (20)** |
| **Year Ended December 31, 2010** | | | | |
| Balance at January 1, 2010 | $ 198 | $— | $ 25 | $223 |
| Total pre-tax realized and unrealized losses included in earnings: | | | | |
| Revenue, non-regulated electric, natural gas, and other | — | — | (45) | (45) |
| Fuel used in electric generation and purchased power-non-regulated | — | — | (13) | (13) |
| Total pre-tax gains (losses) included in other comprehensive income: | | | | |
| Gains on available for sale securities and other | 22 | — | — | 22 |
| Losses on commodity cash flow hedges | — | — | (1) | (1) |
| Net purchases, sales, issuances and settlements | (102) | 45 | (3) | (60) |
| Total gains included on the Consolidated Balance Sheet as regulatory asset or liability or as non-current liability | — | 2 | 18 | 20 |
| Balance at December 31, 2010 | $ 118 | $47 | $(19) | $146 |
| Pre-tax amounts included in the Consolidated Statements of Operations related to Level 3 measurements outstanding at December 31, 2010: | | | | |
| Revenue, non-regulated electric, natural gas, and other | $ — | $— | $ 1 | $ 1 |
| Total | $ — | $— | $ 1 | $ 1 |

## Combined Notes to Consolidated Financial Statements – (Continued)

| | Available-for- Sale Auction Rate Securities | Available-for- Sale NDTF Investments | Derivatives (net) | Total |
|---|---|---|---|---|
| **Year Ended December 31, 2009** | | | | |
| Balance at January 1, 2009 | $224 | $— | $ 34 | $258 |
| Total pre-tax realized or unrealized (losses) gains included in earnings: | | | | |
| Revenue, non-regulated electric, natural gas, and other | — | — | (5) | (5) |
| Fuel used in electric generation and purchased power-non-regulated | — | — | 16 | 16 |
| Total pre-tax (losses) gains included in other comprehensive income: | | | | |
| Losses on available for sale securities and other | (10) | — | — | (10) |
| Gains on commodity cash flow hedges | — | — | 1 | 1 |
| Net purchases, sales, issuances and settlements | (16) | — | (7) | (23) |
| Total losses included on the Consolidated Balance Sheet as regulatory asset or liability or as non-current liability | — | — | (14) | (14) |
| Balance at December 31, 2009 | $198 | $— | $ 25 | $223 |
| Pre-tax amounts included in the Consolidated Statements of Operations related to Level 3 measurements outstanding at December 31, 2009: | | | | |
| Revenue, non-regulated electric, natural gas, and other | $ — | $— | $(14) | $ (14) |
| Fuel used in electric generation and purchased power-non-regulated | — | — | (12) | (12) |
| Total | $ — | $— | $(26) | $ (26) |

**Duke Energy Carolinas**

The following tables provide the fair value measurement amounts for assets and liabilities recorded on Duke Energy Carolinas' Consolidated Balance Sheets at fair value at December 31, 2011 and December 31, 2010. Amounts presented in the tables below exclude cash collateral amounts.

| (in millions) | **Total Fair Value Amounts at December 31, 2011** | **Level 1** | **Level 2** | **Level 3** |
|---|---|---|---|---|
| **Description** | | | | |
| Investments in available-for-sale auction rate securities[(a)] | **$ 12** | **$ —** | **$ —** | **$12** |
| Nuclear decommissioning trust fund equity securities | **1,337** | **1,285** | **46** | **6** |
| Nuclear decommissioning trust fund debt securities | **723** | **109** | **567** | **47** |
| Derivative assets[(b)] | **1** | **—** | **1** | **—** |
| Total assets | **$2,073** | **$1,394** | **$614** | **$65** |

(a) Included in Other within Investments and Other Assets on the Consolidated Balance Sheets.
(b) Included in Other within Current Assets and Other within Investments and Other Assets on the Consolidated Balance Sheets.

## Combined Notes to Consolidated Financial Statements – (Continued)

| (in millions) | Total Fair Value Amounts at December 31, 2010 | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| **Description** | | | | |
| Investments in available-for-sale auction rate securities[(a)] | $ 12 | $ — | $ — | $12 |
| Nuclear decommissioning trust fund equity securities | 1,365 | 1,313 | 46 | 6 |
| Nuclear decommissioning trust fund debt securities | 649 | 35 | 573 | 41 |
| Derivative assets[(b)] | 62 | 1 | 61 | — |
| Total assets | 2,088 | 1,349 | 680 | 59 |
| Derivative liabilities[(c)] | (1) | (1) | — | — |
| Net assets | $2,087 | $1,348 | $680 | $59 |

(a) Included in Other within Investments and Other Assets on the Consolidated Balance Sheets.
(b) Included in Other within Current Assets and Other within Investments and Other Assets on the Consolidated Balance Sheets.
(c) Included in Other within Current Liabilities and Other within Deferred Credits and Other Liabilities on the Consolidated Balance Sheets.

The following table provides a reconciliation of beginning and ending balances of assets measured at fair value on a recurring basis where the determination of fair value includes significant unobservable inputs (Level 3):

**Rollforward of Level 3 Measurements**

| (in millions) | **Available-for- Sale Auction Rate Securities** | **Available-for-Sale NDTF Investments** | **Total** |
|---|---|---|---|
| **Year Ended December 31, 2011** | | | |
| Balance at January 1, 2011 | **$12** | **$47** | **$59** |
| Net purchases, sales, issuances and settlements: | | | |
| Purchases | — | **8** | **8** |
| Sales | | **(3)** | **(3)** |
| Total gains included on the Consolidated Balance Sheet as regulatory asset or liability | — | **1** | **1** |
| Balance at December 31, 2011 | **$12** | **$53** | **$65** |

| (in millions) | Available-for- Sale Auction Rate Securities | Available-for-Sale NDTF Investments | Total |
|---|---|---|---|
| **Year Ended December 31, 2010** | | | |
| Balance at January 1, 2010 | $ 66 | $— | $ 66 |
| Total pre-tax gains included in other comprehensive income: | | | |
| Gains on available for sale securities and other | 12 | — | 12 |
| Net purchases, sales, issuances and settlements | (66) | 45 | (21) |
| Total gains included on the Consolidated Balance Sheet as regulatory asset or liability | — | 2 | 2 |
| Balance at December 31, 2010 | $ 12 | $47 | $ 59 |

| (in millions) | Available-for-Sale Auction Rate Securities |
|---|---|
| **Year Ended December 31, 2009** | |
| Balance at January 1, 2009 | $72 |
| Total pre-tax unrealized losses included in Other Comprehensive income: | |
| Losses on available for sale securities and other | (6) |
| Balance at December 31, 2009 | $66 |

## Combined Notes to Consolidated Financial Statements – (Continued)

**Duke Energy Ohio**

The following tables provide the fair value measurement amounts for assets and liabilities recorded on Duke Energy Ohio's Consolidated Balance Sheets at fair value at December 31, 2011 and December 31, 2010. Amounts presented in the tables below exclude cash collateral amounts which are disclosed separately in Note 14.

| (in millions) | Total Fair Value Amounts at December 31, 2011 | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| **Description** | | | | |
| Derivative assets(a) | **$ 56** | **$ 42** | **$ 5** | **$ 9** |
| Derivative liabilities(b) | **(30)** | **(10)** | **(8)** | **(12)** |
| Net Assets | **$ 26** | **$ 32** | **$(3)** | **$ (3)** |

(a) Included in Other within Current Assets and Other within Investments and Other Assets on the Consolidated Balance Sheets.
(b) Included in Other within Current Liabilities and Other within Deferred Credits and Other Liabilities on the Consolidated Balance Sheets.

| (in millions) | Total Fair Value Amounts at December 31, 2010 | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| **Description** | | | | |
| Derivative assets(a) | $ 59 | $20 | $ 6 | $ 33 |
| Derivative liabilities(b) | (32) | (7) | (5) | (20) |
| Net (Liabilities) Assets | $ 27 | $13 | $ 1 | $ 13 |

(a) Included in Other within Current Assets and Other within Investments and Other Assets on the Consolidated Balance Sheets.
(b) Included in Other within Current Liabilities and Other within Deferred Credits and Other Liabilities on the Consolidated Balance Sheets.

The following table provides a reconciliation of beginning and ending balances of assets measured at fair value on a recurring basis where the determination of fair value includes significant unobservable inputs (Level 3):

**Rollforward of Level 3 Measurements**

| | Derivatives (net) |
|---|---|
| **Year Ended December 31, 2011** | |
| Balance at January 1, 2011 | **$ 13** |
| Total pre-tax realized and unrealized losses included in earnings: | |
| Revenue, non-regulated electric and other | **(4)** |
| Net purchases, sales, issuances and settlements: | |
| Settlements | **(14)** |
| Total gains included on the Consolidated Balance Sheet as regulatory asset or liability or as non-current liability | **2** |
| Balance at December 31, 2011 | **$ (3)** |
| There were insignificant amounts included in the Consolidated Statements of Operations related to Level 3 measurements outstanding at December 31, 2011. | |
| **Year Ended December 31, 2010** | |
| Balance at January 1, 2010 | $ 7 |
| Total pre-tax realized and unrealized gains (losses) included in earnings: | |
| Revenue, non-regulated electric and other | 8 |
| Fuel used in electric generation and purchased power-non-regulated | (12) |
| Total pre-tax losses included in other comprehensive income: | |
| Losses on commodity cash flow hedges | (1) |
| Net purchases, sales, issuances and settlements | 8 |
| Total gains included on the Consolidated Balance Sheet as regulatory asset or liability or as non-current liability | 3 |
| Balance at December 31, 2010 | $ 13 |

## Combined Notes to Consolidated Financial Statements – (Continued)

| | Derivatives (net) |
|---|---|
| Pre-tax amounts included in the Consolidated Statements of Operations related to Level 3 measurements outstanding at December 31, 2010: | |
| Revenue, non-regulated electric and other | $ 17 |
| Total | $ 17 |
| **Year Ended December 31, 2009** | |
| Balance at January 1, 2009 | $ 8 |
| Total pre-tax realized and unrealized (losses) gains included in earnings: | |
| Revenue, non-regulated electric and other | (6) |
| Fuel used in electric generation and purchased power-non-regulated | 16 |
| Total pre-tax gains included in other comprehensive income: | |
| Gains on commodity cash flow hedges | 1 |
| Net purchases, sales, issuances and settlements | 6 |
| Total losses included on the Consolidated Balance Sheet as regulatory asset or liability or as non-current liability | (18) |
| Balance at December 31, 2009 | $ 7 |
| Pre-tax amounts included in the Consolidated Statements of Operations related to Level 3 measurements outstanding at December 31, 2009: | |
| Fuel used in electric generation and purchased power-non-regulated | (12) |
| Total | $(12) |

### Duke Energy Indiana

The following tables provide the fair value measurement amounts for assets and liabilities recorded on Duke Energy Indiana's Consolidated Balance Sheets at fair value at December 31, 2011 and December 31, 2010. Amounts presented in the tables below exclude cash collateral amounts.

| (in millions) | **Total Fair Value Amounts at December 31, 2011** | **Level 1** | **Level 2** | **Level 3** |
|---|---|---|---|---|
| **Description** | | | | |
| Available-for-sale equity securities[(a)] | **$ 46** | **$46** | **$ —** | **$—** |
| Available-for-sale debt securities[(a)] | **28** | **—** | **28** | **—** |
| Derivative assets[(b)] | **4** | **—** | **—** | **4** |
| Total Assets | **78** | **46** | **28** | **4** |
| Derivative liabilities[(c)] | **(69)** | **(1)** | **(68)** | **—** |
| Net Assets | **$ 9** | **$45** | **$(40)** | **$ 4** |

(a) Included in Other within Investments and Other Assets on the Consolidated Balance Sheets.
(b) Included in Other within Current Assets on the Consolidated Balance Sheets.
(c) Included in Other within Current Liabilities and Other within Deferred Credits and Other Liabilities on the Consolidated Balance Sheets.

| (in millions) | Total Fair Value Amounts at December 31, 2010 | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| **Description** | | | | |
| Available-for-sale equity securities[(a)] | $47 | $47 | $— | $— |
| Available-for-sale debt securities[(a)] | 26 | — | 26 | — |
| Derivative assets[(b)] | 4 | — | — | 4 |
| Total Assets | 77 | 47 | 26 | 4 |
| Derivative liabilities[(c)] | (2) | — | (2) | — |
| Net Assets | $75 | $47 | $24 | $ 4 |

(a) Included in Other within Investments and Other Assets on the Consolidated Balance Sheets.
(b) Included in Other within Current Assets on the Consolidated Balance Sheets.
(c) Included in Other within Current Liabilities and Other within Deferred Credits and Other Liabilities on the Consolidated Balance Sheets.

**Rollforward of Level 3 measurements**

| (in millions) | Derivatives (net) |
|---|---|
| **Year Ended December 31, 2011** | |
| Balance at January 1, 2011 | **$ 4** |
| Total pre-tax realized or unrealized gains included in earnings: | |
| Revenue, regulated electric[a] | **14** |
| Net purchases, sales, issuances and settlements: | |
| Purchases[a] | **8** |
| Settlements | **(21)** |
| Total losses included on the Consolidated Balance Sheet as regulatory asset or liability or as current or non-current liability | **(1)** |
| Balance at December 31, 2011 | **$ 4** |

(a) Amounts relate to financial transmission rights.

| | |
|---|---|
| **Year Ended December 31, 2010** | |
| Balance at January 1, 2010 | $ 4 |
| Net purchases, sales, issuances and settlements | (15) |
| Total gains included on the Consolidated Balance Sheet as regulatory asset or liability or as current or non-current liability | 15 |
| Balance at December 31, 2010 | $ 4 |
| **Year Ended December 31, 2009** | |
| Balance at January 1, 2009 | $ 10 |
| Net purchases, sales, issuances and settlements | (9) |
| Total gains included on the Consolidated Balance Sheet as regulatory asset or liability or as current or non-current liability | 3 |
| Balance at December 31, 2009 | $ 4 |

**Additional Fair Value Disclosures — Long-term debt:**

The fair value of financial instruments, excluding financial assets and certain financial liabilities included in the scope of the accounting guidance for fair value measurements disclosed in the tables above, is summarized in the following table. Judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates determined as of December 31, 2011 and 2010 are not necessarily indicative of the amounts the Duke Energy Registrants could have settled in current markets.

| | **As of December 31, 2011** | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | **Duke Energy** | | **Duke Energy Carolinas** | | **Duke Energy Ohio** | | **Duke Energy Indiana** | |
| (in millions) | **Book Value[a]** | **Approximate Fair Value** | **Book Value[a]** | **Approximate Fair Value** | **Book Value** | **Approximate Fair Value** | **Book Value** | **Approximate Fair Value** |
| Long-term debt, including current maturities | **$20,573** | **$23,053** | **$9,274** | **$10,629** | **$2,555** | **$2,688** | **$3,459** | **$4,048** |

(a) Includes Non-recourse long-term debt of variable interest entities of $949 million for Duke Energy and $300 million for Duke Energy Carolinas.

| | As of December 31, 2010 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Duke Energy | | Duke Energy Carolinas | | Duke Energy Ohio | | Duke Energy Indiana | |
| (in millions) | Book Value | Approximate Fair Value | Book Value | Approximate Fair Value | Book Value | Approximate Fair Value | Book Value | Approximate Fair Value |
| Long-term debt, including current maturities[a] | $18,210 | $19,484 | $7,770 | $8,376 | $2,564 | $2,614 | $3,472 | $3,746 |

a) Includes Non-recourse long-term debt of variable interest entities of $976 million for Duke Energy and $300 million for Duke Energy Carolinas.

At both December 31, 2011 and December 31, 2010, the fair value of cash and cash equivalents, accounts and notes receivable, accounts and notes payable and commercial paper, as well as restricted funds held in trust at Duke Energy Ohio, are not materially different from their carrying amounts because of the short-term nature of these instruments and/or because the stated rates approximate market rates.

See Note 21 for disclosure of fair value measurements for investments that support Duke Energy's qualified, non-qualified and other post-retirement benefit plans.

## 16. INVESTMENTS IN DEBT AND EQUITY SECURITIES

The Duke Energy Registrants classify their investments in debt and equity securities into two categories — trading and available-for-sale. Investments in debt and equity securities held in grantor trusts associated with certain deferred compensation plans and certain other investments are classified as trading securities and are reported at fair value in the Consolidated Balance Sheets with net realized and unrealized gains and losses included in earnings each period. All other investments in debt and equity securities are classified as available-for-sale securities, which are also reported at fair value on the Consolidated Balance Sheets with unrealized gains and losses excluded from earnings and reported either as a regulatory asset or liability, as discussed further below, or as a component of other comprehensive income until realized.

***Trading Securities.*** Duke Energy holds investments in debt and equity securities in grantor trusts that are associated with certain deferred compensation plans. At December 31, 2011 and 2010, the fair value of these investments was $32 million and $29 million, respectively. Additionally, at December 31, 2010 Duke Energy held Windstream Corp. equity securities, which were received as proceeds from the sale of Duke Energy's equity investment in Q-Comm during the fourth quarter of 2010 (see Note 2). The fair value of these securities at December 31, 2010 was $87 million. Duke Energy subsequently sold these securities in the first quarter of 2011. Proceeds received from the sale of Windstream equity securities are reflected in Net proceeds from the sale of equity investments and other assets, and sales of and collections on notes receivable in the Duke Energy Consolidated Statement of Cash Flows.

***Available for Sale Securities.*** Duke Energy's available-for-sale securities are primarily comprised of investments held in the NDTF at Duke Energy Carolinas, investments in a grantor trust at Duke Energy Indiana related to other post-retirement benefit plans as required by the IURC, Duke Energy captive insurance investment portfolio, Duke Energy foreign operations investment portfolio, and investments of Duke Energy and Duke Energy Carolinas in auction rate debt securities.

The investments within the Duke Energy Carolinas NDTF and the Duke Energy Indiana grantor trust are managed by independent investment managers with discretion to buy, sell and invest pursuant to the objectives set forth by the trust agreements. Therefore, Duke Energy Carolinas and Duke Energy Indiana have limited oversight of the day-to-day management of these investments. Since day-to-day investment decisions, including buy and sell decisions, are made by the investment manager, the ability to hold investments in unrealized loss positions is outside the control of Duke Energy Carolinas and Duke Energy Indiana. Accordingly, all unrealized losses associated with equity securities within the Duke Energy Carolinas NDTF and the Duke Energy Indiana grantor trust are considered other-than-temporary and are recognized immediately when the fair value of individual investments is less than the cost basis of the investment. Pursuant to regulatory accounting, substantially all unrealized losses associated with investments in debt and equity securities within the Duke Energy Carolinas NDTF or the Duke Energy Indiana grantor trust are deferred as a regulatory asset, thus there is no immediate impact on the earnings of Duke Energy Carolinas and Duke Energy Indiana as a result of any other-than-temporary impairments that would otherwise be required to be recognized in earnings.

For investments in debt and equity securities held in the captive insurance investment portfolio and investments in auction rate debt securities, unrealized gains and losses are included in other comprehensive income until realized, unless it is determined that the carrying value of an investment is other-than-temporarily impaired, at which time the write-down to fair value may be included in earnings based on the criteria discussed below.

For available-for-sale securities outside of the Duke Energy Carolinas NDTF and the Duke Energy Indiana grantor trust, which are discussed separately above, Duke Energy analyzes all investment holdings each reporting period to determine whether a decline in fair value should be considered other-than-temporary. Criteria used to evaluate whether an impairment associated with equity securities is other-than-temporary includes, but is not limited to, the length of time over which the market value has been lower than the cost basis of the investment, the percentage decline compared to the cost of the investment and management's intent and ability to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value. If a decline in fair value is determined to be other-than-temporary, the investment is written down to its fair value through a charge to earnings.

With respect to investments in debt securities, under the accounting guidance for other-than-temporary impairment, if the entity does not have an intent to sell the security and it is not more likely than not that management will be required to sell the debt security before the recovery of its cost basis, the impairment write-down to fair value would be recorded as a component of other comprehensive income, except for when it is determined that a credit loss exists. In determining whether a credit loss exists, management considers, among other things, the length of time and the extent to which the fair value has been less than the amortized cost basis, changes in the financial condition of the issuer of the security, or in the case of an asset backed security, the financial condition of the underlying loan obligors, consideration of underlying collateral and guarantees of amounts by government entities, ability of the issuer of the security to make scheduled interest or principal payments and any changes to the rating of the security by rating agencies. If it is determined that a credit loss exists, the amount of impairment write-down to fair value would be split between the credit loss, which would be recognized in earnings, and the amount attributable to all other factors, which would be recognized in other comprehensive income. Since management believes, based on consideration of the criteria above, that no credit loss exists as of December 31, 2011 and 2010, and management does not have the intent to sell such investments in auction rate debt securities and the investments in debt securities within its captive insurance investment portfolio, and foreign operations investment portfolio, and it is not more likely than not that management will be required to sell these securities before the anticipated recovery of their cost basis, management concluded that there were no other-than-temporary impairments necessary as of December 31, 2011 and 2010. Accordingly, all changes in the market value of investments in auction rate debt securities, captive insurance investments, and foreign operation investments were reflected as a component of other comprehensive income in 2011 and 2010. See Note 15 for additional information related to fair value measurements for investments in auction rate debt securities.

Management will continue to monitor the carrying value of its entire portfolio of investments in the future to determine if any additional other-than-temporary impairment losses should be recorded.

Investments in debt and equity securities are classified as either short-term investments or long-term investments based on management's intent and ability to sell these securities, taking into consideration liquidity factors in the current markets with respect to certain short-term investments that have historically provided for a high degree of liquidity, such as investments in auction rate debt securities.

**Short-term investments.**

During the year ended December 31, 2011, Duke Energy purchased $190 million of corporate debt securities using excess cash from its foreign operations. These investments are classified as Short-Term Investments on the balance sheet and are available for current operations of Duke Energy's foreign business. During the year ended December 31, 2011, Duke Energy received proceeds on sales of auction rate securities of approximately $59 million (par value). During the year ended December 31 2010, there were no purchases or sales of short-term investments.

**Long-term investments.**

Duke Energy classifies its investments in debt and equity securities held in the Duke Energy Carolinas NDTF (see Note 15 for further information), the Duke Energy Indiana grantor trust and the captive insurance investment portfolio as long term. Additionally, Duke Energy has classified $71 million carrying value ($89 million par value) and $118 million carrying value ($149 million par value) of investments in auction rate debt securities as long-term at December 31, 2011 and 2010, respectively, due to market illiquidity factors as a result of continued failed auctions. All of these investments are classified as available-for-sale and, therefore, are reflected on the Consolidated Balance Sheets at estimated fair value based on either quoted market prices or management's best estimate of fair value based on expected future cash flow using appropriate risk-adjusted discount rates. Since management does not intend to use these investments in current operations, these investments are classified as long term.

The cost of securities is determined using the specific identification method.

The estimated fair values of investments classified as available-for-sale are as follows (in millions):

**Duke Energy**

| | **December 31, 2011** | | | December 31, 2010 | | |
|---|---|---|---|---|---|---|
| | **Gross Unrealized Holding Gains(a)** | **Gross Unrealized Holding Losses(a)** | **Estimated Fair Value** | Gross Unrealized Holding Gains(a) | Gross Unrealized Holding Losses(a) | Estimated Fair Value |
| Short-term Investments | **$ —** | **$ —** | **$ 190** | $ — | $ — | $ — |
| Total short-term investments | **$ —** | **$ —** | **$ 190** | $ — | $ — | $ — |
| Equity Securities | **$448** | **$(18)** | **$1,397** | $481 | $(16) | $1,435 |
| Corporate Debt Securities | **9** | **(3)** | **256** | 12 | (3) | 270 |
| Municipal Bonds | **3** | **—** | **79** | 1 | (9) | 69 |
| U.S. Government Bonds | **17** | **—** | **327** | 10 | (1) | 235 |
| Auction Rate Debt Securities | **—** | **(17)** | **71** | — | (31) | 118 |
| Other | **6** | **(4)** | **229** | 11 | (5) | 274 |
| Total long-term investments | **$483** | **$(42)** | **$2,359** | $515 | $(65) | $2,401 |

(a) The table above includes unrealized gains and losses of $473 million and $22 million, respectively, at December 31, 2011 and unrealized gains and losses of $505 million and $32 million, respectively, at December 31, 2010 associated with investments held in the Duke Energy Carolinas NDTF. Additionally, the table above includes unrealized gains of $6 million and $1 million of unrealized losses at December 31, 2011, and unrealized gains of $6 million and an insignificant amount of unrealized losses, at December 31, 2010 associated with investments held in the Duke Energy Indiana grantor trust. As discussed above, unrealized losses on investments within the NDTF and Duke Energy Indiana grantor trust are deferred as a regulatory asset pursuant to regulatory accounting treatment.

For the years ended December 31, 2011 and 2009, a pre-tax gain of $6 million and $7 million, respectively were reclassified out of AOCI into earnings. There were no reclassifications out of AOCI into earnings for the year ended December 31, 2010.

Debt securities held at December 31, 2011, which excludes auction rate securities based on the stated maturity date, mature as follows: $141 million in less than one year, $318 million in one to five years, $240 million in six to 10 years and $381 million thereafter.

The fair values and gross unrealized losses of available-for-sale debt and equity securities which are in an unrealized loss position for which other-than-temporary impairment losses have not been recorded in the Consolidated Statement of Operations, summarized by investment type and length of time that the securities have been in a continuous loss position, are presented in the table below as of December 31, 2011 and 2010.

| | **As of December 31, 2011** | | | As of December 31, 2010 | | |
|---|---|---|---|---|---|---|
| | **Estimated Fair Value[(a)]** | **Unrealized Loss Position >12 months** | **Unrealized Loss Position <12 months** | Estimated Fair Value[(a)] | Unrealized Loss Position >12 months | Unrealized Loss Position <12 months |
| Equity Securities | **$123** | **(6)** | **$(12)** | $ 85 | (11) | $ (5) |
| Corporate Debt Securities | **258** | **(2)** | **(1)** | 73 | (2) | (2) |
| Municipal Bonds | **3** | **—** | **—** | 42 | (8) | (1) |
| U.S. Government Bonds | **8** | **—** | **—** | 38 | — | (1) |
| Auction Rate Debt Securities[(b)] | **71** | **(17)** | **—** | 118 | (31) | — |
| Other | **121** | **—** | **(4)** | 84 | (1) | (3) |
| Total long-term investments | **$584** | **$(25)** | **$(17)** | $440 | $(53) | $(12) |

(a) The table above includes fair values of $289 million and $226 million at December 31, 2011 and December 31, 2010, respectively, associated with investments held in the Duke Energy Carolinas NDTF. Additionally, the table above includes fair values of $11 million and $5 million at December 31, 2011 and December 31, 2010, respectively, associated with investments held in the Duke Energy Indiana grantor trust.

(b) See Note 15 for information about fair value measurements related to investments in auction rate debt securities.

**Duke Energy Carolinas**

| | **December 31, 2011** | | | December 31, 2010 | | |
|---|---|---|---|---|---|---|
| | **Gross Unrealized Holding Gains** | **Gross Unrealized Holding Losses** | **Estimated Fair Value** | Gross Unrealized Holding Gains | Gross Unrealized Holding Losses | Estimated Fair Value |
| Equity Securities | **$443** | **$(16)** | **$1,337** | $475 | $(16) | $1,365 |
| Corporate Debt Securities | **8** | **(2)** | **205** | 10 | (3) | 227 |
| Municipal Bonds | **2** | **—** | **51** | 1 | (9) | 43 |
| U.S. Government Bonds | **16** | **—** | **306** | 10 | — | 224 |
| Auction Rate Debt Securities | **—** | **(3)** | **12** | — | (3) | 12 |
| Other | **4** | **(4)** | **161** | 9 | (4) | 155 |
| Total long-term investments | **$473** | **$(25)** | **$2,072** | $505 | $(35) | $2,026 |

Debt securities held at December 31, 2011, which excludes auction rate securities based on the stated maturity date, mature as follows: $65 million in less than one year, $144 million in one to five years, $205 million in six to 10 years and $309 million thereafter.

The fair values and gross unrealized losses of available-for-sale debt and equity securities which are in an unrealized loss position for which other-than-temporary impairment losses have not been recorded in the Consolidated Statement of Operations, summarized by investment type and length of time that the securities have been in a continuous loss position, are presented in the table below as of December 31, 2011 and December 31, 2010.

| | As of December 31, 2011 | | | As of December 31, 2010 | | |
|---|---|---|---|---|---|---|
| | **Estimated Fair Value** | **Unrealized Loss Position >12 months** | **Unrealized Loss Position <12 months** | Estimated Fair Value | Unrealized Loss Position >12 months | Unrealized Loss Position <12 months |
| Equity Securities | **$111** | **(4)** | **$(12)** | $ 79 | (11) | $ (5) |
| Corporate Debt Securities | **57** | **(1)** | **(1)** | 59 | (2) | (1) |
| Municipal Bonds | **—** | **—** | **—** | 28 | (8) | (1) |
| U.S. Government Bonds | **8** | **—** | **—** | 33 | — | — |
| Auction Rate Debt Securities[(a)] | **12** | **(3)** | **—** | 12 | (3) | — |
| Other | **113** | **(1)** | **(3)** | 27 | (1) | (3) |
| Total long-term investments | **$301** | **$(9)** | **$(16)** | $238 | $(25) | $(10) |

(a) See Note 15 for information about fair value measurements related to investments in auction rate debt securities.

**Duke Energy Indiana**

| | December 31, 2011 | | | December 31, 2010 | | |
|---|---|---|---|---|---|---|
| | **Gross Unrealized Holding Gains** | **Gross Unrealized Holding Losses** | **Estimated Fair Value** | Gross Unrealized Holding Gains | Gross Unrealized Holding Losses | Estimated Fair Value |
| Equity Securities | **$5** | **$(1)** | **$46** | $ 6 | $— | $47 |
| Municipal Bonds | **1** | **—** | **28** | — | — | 26 |
| Total long-term investments | **$6** | **$(1)** | **$74** | $ 6 | $— | $73 |

Debt securities held at December 31, 2011 mature as follows: $1 million in less than one year, $20 million in one to five years, $6 million in six to 10 years and $1 million thereafter.

The fair values and gross unrealized losses of available-for-sale debt and equity securities which are in an unrealized loss position for which other-than-temporary impairment losses have not been recorded in the Consolidated Statement of Operations, summarized by investment type and length of time that the securities have been in a continuous loss position, are presented in the table below as of December 31, 2011 and December 31, 2010.

| | As of December 31, 2011 | | | As of December 31, 2010 | | |
|---|---|---|---|---|---|---|
| | **Fair Value** | **Unrealized Loss Position >12 months** | **Unrealized Loss Position <12 months** | Fair Value | Unrealized Loss Position >12 months | Unrealized Loss Position <12 months |
| Equity Securities | **$ 8** | **$—** | **$(1)** | $— | $— | $— |
| Municipal Bonds | **3** | **—** | **—** | 14 | — | — |
| Total long-term investments | **$11** | **$—** | **$(1)** | $14 | $— | $— |

## 17. VARIABLE INTEREST ENTITIES

A VIE is an entity that is evaluated for consolidation using more than a simple analysis of voting control. The analysis to determine whether an entity is a VIE considers contracts with an entity, credit support for an entity, the adequacy of the equity investment of an entity and the relationship of voting power to the amount of equity invested in an entity. This analysis is performed either upon the creation of a legal entity or upon the occurrence of an event requiring reevaluation, such as a significant change in an entity's assets or activities. If an entity is determined to be a VIE, a qualitative analysis of control determines the party that consolidates a VIE based on what party has the power to direct the most significant activities of the VIE that impact its economic performance as well as what party has rights to receive benefits or is obligated to absorb losses that are significant to the VIE. The analysis of the party that consolidates a VIE is a continual reassessment.

## Combined Notes to Consolidated Financial Statements – (Continued)

**CONSOLIDATED VIEs**

The table below shows the VIEs that Duke Energy and Duke Energy Carolinas consolidate and how these entities impact Duke Energy's and Duke Energy Carolinas' respective Consolidated Balance Sheets. None of these entities is consolidated by Duke Energy Ohio or Duke Energy Indiana.

Other than the discussion below related to CRC, no financial support was provided to any of the consolidated VIEs during the years ended December 31, 2011 and 2010, respectively, or is expected to be provided in the future, that was not previously contractually required.

| | Duke Energy | | | | | |
|---|---|---|---|---|---|---|
| | Duke Energy Carolinas | | | | | |
| (in millions) | Duke Energy Receivables Financing LLC (DERF) | CRC | CinCap V | Renewables | Other | Total |
| **At December 31, 2011** | | | | | | |
| **VIE Balance Sheets** | | | | | | |
| Restricted Receivables of VIEs | $581 | $547 | $13 | $ 13 | $ 3 | $1,157 |
| Other Current Assets | — | — | 2 | 124 | 8 | 134 |
| Intangibles, net | — | — | — | 12 | — | 12 |
| Restricted Other Assets of VIEs | — | — | 65 | 10 | 60 | 135 |
| Other Assets | — | — | 14 | 36 | — | 50 |
| Property, Plant and Equipment Cost, VIEs | — | — | — | 913 | — | 913 |
| Less Accumulated Depreciation and Amortization | — | — | — | (62) | — | (62) |
| Other Deferred Debits | — | — | — | 24 | 2 | 26 |
| Total Assets | 581 | 547 | 94 | 1,070 | 73 | 2,365 |
| Accounts Payable | — | — | — | 1 | 1 | 2 |
| Non-Recourse Notes Payable | — | 273 | — | — | — | 273 |
| Taxes Accrued | — | — | — | 3 | — | 3 |
| Current Maturities of Long-Term Debt | — | — | 11 | 49 | 5 | 65 |
| Other Current Liabilities | — | — | 3 | 59 | — | 62 |
| Non-Recourse Long-Term Debt | 300 | — | 60 | 528 | 61 | 949 |
| Deferred Income Taxes | — | — | — | 160 | — | 160 |
| Asset Retirement Obligation | — | — | — | 13 | — | 13 |
| Other Liabilities | — | — | 13 | 37 | — | 50 |
| Total Liabilities | 300 | 273 | 87 | 850 | 67 | 1,577 |
| Noncontrolling interests | — | — | — | — | 1 | 1 |
| Net Duke Energy Corporation Shareholders' Equity | $281 | $274 | $ 7 | $ 220 | $ 5 | $ 787 |

## Combined Notes to Consolidated Financial Statements – (Continued)

| | Duke Energy Carolinas | Duke Energy | | | | |
|---|---|---|---|---|---|---|
| | Duke Energy Receivables Financing LLC (DERF) | CRC | CinCap V | Renewables | Other | Total |
| | (in millions) | | | | | |
| **At December 31, 2010** | | | | | | |
| **VIE Balance Sheets** | | | | | | |
| Restricted Receivables of VIEs | $637 | $629 | $ 12 | $ 20 | $ 4 | $1,302 |
| Other Current Assets | — | — | 4 | 282 | 8 | 294 |
| Intangibles, net | — | — | — | 13 | — | 13 |
| Restricted Other Assets of VIEs | — | — | 76 | (2) | 65 | 139 |
| Other Assets | — | — | 23 | — | — | 23 |
| Property, Plant and Equipment Cost, VIEs | — | — | — | 892 | 50 | 942 |
| Less Accumulated Depreciation and Amortization | — | — | — | (26) | (29) | (55) |
| Other Deferred Debits | — | — | — | 24 | (3) | 21 |
| Total Assets | 637 | 629 | 115 | 1,203 | 95 | 2,679 |
| Accounts Payable | — | — | — | 2 | 2 | 4 |
| Non-Recourse Notes Payable | — | 216 | — | — | — | 216 |
| Taxes Accrued | — | — | — | 1 | — | 1 |
| Current Maturities of Long-Term Debt | — | — | 9 | 45 | 7 | 61 |
| Other Current Liabilities | — | — | 5 | 16 | — | 21 |
| Non-Recourse Long-Term Debt | 300 | — | 71 | 518 | 87 | 976 |
| Deferred Income Taxes | — | — | — | 191 | — | 191 |
| Asset Retirement Obligation | — | — | — | 12 | — | 12 |
| Other Liabilities | — | — | 22 | 4 | — | 26 |
| Total Liabilities | 300 | 216 | 107 | 789 | 96 | 1,508 |
| Noncontrolling interests | — | — | — | — | 1 | 1 |
| Net Duke Energy Corporation Shareholders' Equity | $337 | $413 | $ 8 | $ 414 | $ (2) | $1,170 |

***DERF.***

Duke Energy Carolinas securitizes certain accounts receivable through DERF, a bankruptcy remote, special purpose subsidiary. DERF is a wholly-owned limited liability company of Duke Energy Carolinas with a separate legal existence from its parent, and its assets are not intended to be generally available to creditors of Duke Energy Carolinas. As a result of the securitization, on a daily basis Duke Energy Carolinas sells certain accounts receivable, arising from the sale of electricity and/or related services as part of Duke Energy Carolinas' franchised electric business, to DERF. In order to fund its purchases of accounts receivable, DERF has a $300 million secured credit facility with a commercial paper conduit, which expires in August 2013. Duke Energy Carolinas provides the servicing for the receivables (collecting and applying the cash to the appropriate receivables). Duke Energy Carolinas' borrowing under the credit facility is limited to the amount of qualified receivables sold, which has been and is expected to be in excess of the amount borrowed, which is maintained at $300 million. The debt is classified as long-term since the facility has an expiration date of greater than one year from the balance sheet date.

The obligations of DERF under the facility are non-recourse to Duke Energy Carolinas. Duke Energy and its subsidiaries have no requirement to provide liquidity, purchase assets of DERF or guarantee performance. DERF is considered a VIE because the equity capitalization is insufficient to support its operations. If deficiencies in the net worth of DERF were to occur, those deficiencies would be cured through funding from Duke Energy Carolinas. In addition, the most significant activity of DERF relates to the decisions made with respect to the management of delinquent receivables. Since those decisions are made by Duke Energy Carolinas and any net worth deficiencies of DERF would be cured through funding from Duke Energy Carolinas, Duke Energy Carolinas consolidates DERF.

***CRC.***

CRC was formed in order to secure low cost financing for Duke Energy Ohio, including Duke Energy Kentucky, and Duke Energy Indiana. Duke Energy Ohio and Duke Energy Indiana sell on a revolving basis at a discount, nearly all of their customer accounts receivable and related collections to CRC. The receivables which are sold are selected in order to avoid any significant concentration of credit risk and exclude delinquent receivables. The receivables sold are securitized by CRC through a facility managed by two unrelated third parties and the receivables are used as collateral for commercial paper issued by the unrelated third parties. These loans provide the cash portion of the proceeds paid by CRC to Duke Energy Ohio and Duke Energy Indiana. The proceeds obtained by Duke Energy Ohio and Duke Energy Indiana from the sales of receivables are cash and a subordinated note from CRC (subordinated retained interest in the sold receivables) for a portion of the purchase price (typically approximates 25% of the total proceeds). The amount borrowed by CRC against these receivables is non-recourse to the general credit of Duke Energy, and the associated cash collections from the accounts receivable sold is the sole source of funds to satisfy the related debt obligation. Borrowing is limited to approximately 75% of the transferred receivables. Losses on collection in excess of the discount are first absorbed by the equity of CRC and next by the subordinated retained interests held by Duke Energy Ohio and Duke Energy Indiana. The discount on the receivables reflects interest expense plus an allowance for bad debts net of a servicing fee charged by Duke Energy Ohio and Duke Energy Indiana. Duke Energy Ohio and Duke Energy Indiana are responsible for the servicing of the receivables (collecting and applying the cash to the appropriate receivables). Depending on the experience with collections, additional equity infusions to CRC may be required to be made by Duke Energy in order to maintain a minimum equity balance of $3 million. For the years ended December 31, 2011, 2010 and 2009, respectively, Duke Energy infused $6 million, $10 million and $11 million of equity to CRC to remedy net worth deficiencies. The amount borrowed fluctuates based on the amount of receivables sold. The debt is short term because the facility has an expiration date of less than one year from the balance sheet date. The current expiration date is October 2012. CRC is considered a VIE because the equity capitalization is insufficient to support its operations, the power to direct the most significant activities of the entity are not performed by the equity holder, Cinergy, and deficiencies in the net worth of CRC are not funded by Cinergy, but by Duke Energy. The most significant activity of CRC relates to the decisions made with respect to the management of delinquent receivables. These decisions, as well as the requirement to make up deficiencies in net worth, are made by Duke Energy and not by Duke Energy Ohio, Duke Energy Kentucky or Duke Energy Indiana. Thus, Duke Energy consolidates CRC. Duke Energy Ohio and Duke Energy Indiana do not consolidate CRC.

***CinCap V.***

CinCap V was created to finance and execute a power sale agreement with Central Maine Power Company for approximately 35 MW of capacity and energy. This agreement expires in 2016. CinCap V is considered a VIE because the equity capitalization is insufficient to support its operations. As Duke Energy has the power to direct the most significant activities of the entity, which are the decisions to hedge and finance the power sales agreement, CinCap V is consolidated by Duke Energy.

***Renewables.***

Duke Energy's renewable energy facilities include Green Frontier Windpower, LLC, Top of The World Wind Energy LLC and various solar projects, all subsidiaries of DEGS, an indirect wholly-owned subsidiary of Duke Energy.

These renewable energy facilities are VIEs due to power purchase agreements with terms that approximate the expected life of the projects. These fixed price agreements effectively transfer the commodity price risk to the buyer of the power. Duke Energy has consolidated these entities since inception because the most significant activities that impact the economic performance of these renewable energy facilities were the decisions associated with the siting, negotiation of the purchase power agreement, engineering, procurement and construction, and decisions associated with ongoing operations and maintenance related activities, all of which were made solely by Duke Energy.

The debt held by these renewable energy facilities is non-recourse to the general credit of Duke Energy. Duke Energy and its subsidiaries have no requirement to provide liquidity or purchase the assets of these renewable energy facilities. Duke Energy does not guarantee performance except for an immaterial multi-purpose letter of credit and various immaterial debt service reserve and operations and maintenance reserve guarantees. The assets are restricted and they cannot be pledged as collateral or sold to third parties without the prior approval of the debt holders.

***Other.***

Duke Energy has other VIEs with restricted assets and non-recourse debt. These VIEs include certain on-site power generation facilities. Duke Energy consolidates these particular on-site power generation entities because Duke Energy has the power to direct the majority of the most significant activities, which, most notably involve the oversight of operation and maintenance related activities that impact the economic performance of these entities.

During the second quarter of 2011, the customer for one of these on-site generation facilities canceled its contract. As a result, the entity providing the on-site generation services no longer has any activity or assets, other than a receivable with payments to be collected through 2017. As of December 31, 2011, Duke Energy no longer consolidates this entity.

## Combined Notes to Consolidated Financial Statements – (Continued)

### NON-CONSOLIDATED VIEs

The table below shows the VIEs that the Duke Energy Registrants do not consolidate and how these entities impact Duke Energy's, Duke Energy Ohio's and Duke Energy Indiana's respective Consolidated Balance Sheets. As discussed above, while Duke Energy consolidates CRC, Duke Energy Ohio and Duke Energy Indiana do not consolidate CRC as they are not the primary beneficiary.

| | Duke Energy | | | | | |
|---|---|---|---|---|---|---|
| (in millions) | DukeNet | Renewables | Other | Total | Duke Energy Ohio | Duke Energy Indiana |
| **At December 31, 2011** | | | | | | |
| **Consolidated Balance Sheets** | | | | | | |
| Receivables | $ — | $— | $ — | $ — | $129 | $139 |
| Investments in equity method unconsolidated affiliates | 129 | 81 | 25 | 235 | — | — |
| Intangibles | — | — | 111 | 111 | 111 | — |
| Total Assets | 129 | 81 | 136 | 346 | 240 | 139 |
| Other Current Liabilities | — | — | 3 | 3 | — | — |
| Deferred Credits and Other Liabilities | — | — | 18 | 18 | — | — |
| Total Liabilities | — | — | 21 | 21 | — | — |
| Net Duke Energy Corporation Shareholders' Equity | $129 | $81 | $115 | $325 | $240 | $139 |

| | Duke Energy | | | | | |
|---|---|---|---|---|---|---|
| (in millions) | DukeNet | Renewables | Other | Total | Duke Energy Ohio | Duke Energy Indiana |
| **At December 31, 2010** | | | | | | |
| **Consolidated Balance Sheets** | | | | | | |
| Receivables | $ — | $— | $ — | $ — | $216 | $192 |
| Investments in equity method unconsolidated affiliates | 137 | 95 | 23 | 255 | — | — |
| Intangibles | — | — | 119 | 119 | 119 | — |
| Total Assets | 137 | 95 | 142 | 374 | 335 | 192 |
| Other Current Liabilities | — | — | 3 | 3 | — | — |
| Deferred Credits and Other Liabilities | — | — | 28 | 28 | — | — |
| Total Liabilities | — | — | 31 | 31 | — | — |
| Net Duke Energy Corporation Shareholders' Equity | $137 | $95 | $111 | $343 | $335 | $192 |

No financial support that was not previously contractually required was provided to any of the unconsolidated VIEs during the years ended December 31, 2011 and 2010, respectively, or is expected to be provided in the future.

With the exception of the power purchase agreement with the Ohio Valley Electric Corporation (OVEC), which is discussed below, and various guarantees, reflected in the table above as "Deferred Credits and Other Liabilities", the Duke Energy Registrants are not aware of any situations where the maximum exposure to loss significantly exceeds the carrying values shown above.

***CRC.***

As discussed above, CRC is consolidated only by Duke Energy. Accordingly, the retained interest in the sold receivables recorded on the Consolidated Balance Sheets of Duke Energy Ohio and Duke Energy Indiana are eliminated in consolidation at Duke Energy.

The proceeds obtained from the sales of receivables are largely cash but do include a subordinated note from CRC for a portion of the purchase price (typically approximates 25% of the total proceeds). The subordinated note is a retained interest (right to receive a specified portion of cash flows from the sold assets) and is classified within Receivables in Duke Energy Ohio's and Duke Energy Indiana's Consolidated Balance Sheets at December 31, 2011 and 2010, respectively. The retained interests reflected on the Consolidated Balance Sheets of Duke Energy Ohio and Duke Energy Indiana approximate fair value.

## Combined Notes to Consolidated Financial Statements – (Continued)

The carrying values of the retained interests are determined by allocating the carrying value of the receivables between the assets sold and the interests retained based on relative fair value. Because the receivables generally turnover in less than two months, credit losses are reasonably predictable due to the broad customer base and lack of significant concentration, and the purchased beneficial interest (equity in CRC) is subordinate to all retained interests and thus would absorb losses first, the allocated basis of the subordinated notes are not materially different than their face value. The hypothetical effect on the fair value of the retained interests assuming both a 10% and a 20% unfavorable variation in credit losses or discount rates is not material due to the short turnover of receivables and historically low credit loss history. Interest accrues to Duke Energy Ohio, Duke Energy Indiana and Duke Energy Kentucky on the retained interests using the accretable yield method, which generally approximates the stated rate on the notes since the allocated basis and the face value are nearly equivalent. An impairment charge is recorded against the carrying value of both the retained interests and purchased beneficial interest whenever it is determined that an other-than-temporary impairment has occurred. The key assumptions used in estimating the fair value in 2011 and 2010 is detailed in the following table:

| | **2011** | 2010 |
|---|---|---|
| **Duke Energy Ohio** | | |
| Anticipated credit loss ratio | **0.8%** | 0.8% |
| Discount rate | **2.6%** | 2.7% |
| Receivable turnover rate | **12.7%** | 12.6% |
| **Duke Energy Indiana** | | |
| Anticipated credit loss ratio | **0.4%** | 0.5% |
| Discount rate | **2.6%** | 2.7% |
| Receivable turnover rate | **10.2%** | 10.2% |

The following table shows the gross and net receivables sold as of December 31, 2011 and December 31, 2010, respectively:

| | **Duke Energy Ohio** | **Duke Energy Indiana** |
|---|---|---|
| Receivables sold as of December 31, 2011 | **$302** | **$279** |
| Less: Retained interests | **129** | **139** |
| Net receivables sold as of December 31, 2011 | **$173** | **$140** |

| | Duke Energy Ohio | Duke Energy Indiana |
|---|---|---|
| Receivables sold as of December 31, 2010 | $373 | $284 |
| Less: Retained interests | 216 | 192 |
| Net receivables sold as of December 31, 2010 | $157 | $ 92 |

The following table shows the retained interests, sales, and cash flows during the years ended December 31, 2011, 2010 and 2009 respectively:

| | **Duke Energy Ohio** | **Duke Energy Indiana** |
|---|---|---|
| **Year Ended December 31, 2011** | | |
| **Sales** | | |
| Receivables sold | **$2,390** | **$2,658** |
| Loss recognized on sale | **21** | **16** |
| **Cash flows** | | |
| Cash proceeds from receivables sold | **$2,474** | **$2,674** |
| Collection fees received | **1** | **1** |
| Return received on retained interests | **12** | **13** |

| | Duke Energy Ohio | Duke Energy Indiana |
|---|---|---|
| **Year Ended December 31, 2010** | | |
| **Sales** | | |
| Receivables sold | $2,858 | $2,537 |
| Loss recognized on sale | 26 | 17 |
| **Cash flows** | | |
| Cash proceeds from receivables sold | $2,809 | $2,474 |
| Collection fees received | 1 | 1 |
| Return received on retained interests | 15 | 13 |

| | Duke Energy Ohio | Duke Energy Indiana |
|---|---|---|
| **Year Ended December 31, 2009** | | |
| **Sales** | | |
| Receivables sold | $3,108 | $2,398 |
| Loss recognized on sale | 26 | 16 |
| **Cash flows** | | |
| Cash proceeds from receivables sold | $3,063 | $2,353 |
| Collection fees received | 2 | 1 |
| Return received on retained interests | 15 | 12 |

Cash flows from the sale of receivables are reflected within Operating Activities on Duke Energy Ohio's and Duke Energy Indiana's Consolidated Statements of Cash Flows.

Collection fees received in connection with the servicing of transferred accounts receivable are included in Operation, Maintenance and Other on Duke Energy Ohio's and Duke Energy Indiana's Consolidated Statements of Operations. The loss recognized on the sale of receivables is calculated monthly by multiplying the receivables sold during the month by the required discount which is derived monthly utilizing a three year weighted average formula that considers charge-off history, late charge history, and turnover history on the sold receivables, as well as a component for the time value of money. The discount rate, or component for the time value of money, is calculated monthly by summing the prior month-end LIBOR plus a fixed rate of 2.39%.

## Combined Notes to Consolidated Financial Statements – (Continued)

**DukeNet.**

In 2010, Duke Energy sold a 50% ownership interest in DukeNet to Alinda. The sale resulted in DukeNet becoming a joint venture with Duke Energy and Alinda each owning a 50% interest. In connection with the formation of the new DukeNet joint venture, a five-year, $150 million senior secured credit facility was executed with a syndicate of ten external financial institutions. This credit facility is non-recourse to Duke Energy. DukeNet is considered a VIE because it has entered into certain contractual arrangements that provide DukeNet with additional forms of subordinated financial support. The most significant activities that impact DukeNet's economic performance relate to its business development and fiber optic capacity marketing and management activities. The power to direct these activities is jointly and equally shared by Duke Energy and Alinda. As a result, Duke Energy does not consolidate the DukeNet joint venture. Accordingly, DukeNet is a non-consolidated VIE that is reported as an equity method investment.

Unless consent by Duke Energy is given otherwise, Duke Energy and its subsidiaries have no requirement to provide liquidity, purchase the assets of DukeNet, or guarantee performance.

**Renewables.**

Duke Energy has investments in various entities that generate electricity through the use of renewable energy technology. Some of these entities, which were part of the Catamount acquisition, are VIEs which are not consolidated due to the joint ownership of the entities when they were created and the power to direct and control key activities is shared jointly Instead, Duke Energy's investment is recorded under the equity method of accounting. These entities are VIEs due to power purchase agreements with terms that approximate the expected life of the project. These fixed price agreements effectively transfer the commodity price risk to the buyer of the power.

**Other.**

Duke Energy has investments in various other entities that are VIEs which are not consolidated. The most significant of these investments is Duke Energy Ohio's 9% ownership interest in OVEC. Through its ownership interest in OVEC, Duke Energy Ohio has a contractual arrangement through June 2040 to buy power from OVEC's power plants. The proceeds from the sale of power by OVEC to its power purchase agreement counterparties, including Duke Energy Ohio, are designed to be sufficient for OVEC to meet its operating expenses, fixed costs, debt amortization and interest expense, as well as earn a return on equity. Accordingly, the value of this contract is subject to variability due to fluctuations in power prices and changes in OVEC's costs of business, including costs associated with its 2,256 megawatts of coal-fired generation capacity. As discussed in Note 5, the proposed rulemaking on cooling water intake structures, utility boiler MACT, CSAPR and CCP's could increase the costs of OVEC which would be passed through to Duke Energy Ohio. The initial carrying value of this contract was recorded as an intangible asset when Duke Energy acquired Cinergy in April 2006.

In addition, the company has guaranteed the performance of certain entities in which the company no longer has an equity interest. As a result, the company has a variable interest in certain other VIEs that are non-consolidated.

## 18. EARNINGS PER SHARE

Basic Earnings Per Share (EPS) is computed by dividing net income attributable to Duke Energy common shareholders, adjusted for distributed and undistributed earnings allocated to participating securities, by the weighted-average number of common shares outstanding during the period. Diluted EPS is computed by dividing net income attributable to Duke Energy common shareholders, as adjusted for distributed and undistributed earnings allocated to participating securities, by the diluted weighted-average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other agreements to issue common stock, such as stock options, phantom shares and stock-based performance unit awards were exercised or settled.

## Combined Notes to Consolidated Financial Statements – (Continued)

The following table illustrates Duke Energy's basic and diluted EPS calculations and reconciles the weighted-average number of common shares outstanding to the diluted weighted-average number of common shares outstanding for the years ended December 31, 2011, 2010, and 2009.

| (in millions, except per share amounts) | Income | Average Shares | EPS |
|---|---|---|---|
| **2011** | | | |
| Income from continuing operations attributable to Duke Energy common shareholders, as adjusted for participating securities — basic | **$1,702** | **1,332** | **$1.28** |
| Effect of dilutive securities: | | | |
| Stock options, performance and restricted stock | | **1** | |
| Income from continuing operations attributable to Duke Energy common shareholders, as adjusted for participating securities — diluted | **$1,702** | **1,333** | **$1.28** |
| **2010** | | | |
| Income from continuing operations attributable to Duke Energy common shareholders, as adjusted for participating securities — basic | $1,315 | 1,318 | $1.00 |
| Effect of dilutive securities: | | | |
| Stock options, performance and restricted stock | | 1 | |
| Income from continuing operations attributable to Duke Energy common shareholders, as adjusted for participating securities — diluted | $1,315 | 1,319 | $1.00 |
| **2009** | | | |
| Income from continuing operations attributable to Duke Energy common shareholders, as adjusted for participating securities — basic | $1,061 | 1,293 | $0.82 |
| Effect of dilutive securities: | | | |
| Stock options, performance and restricted stock | | 1 | |
| Income from continuing operations attributable to Duke Energy common shareholders, as adjusted for participating securities — diluted | $1,061 | 1,294 | $0.82 |

As of December 31, 2011, 2010 and 2009, 7 million, 13 million and 20 million, respectively, of stock options, unvested stock and performance awards were not included in the "effect of dilutive securities" in the above table because either the option exercise prices were greater than the average market price of the common shares during those periods, or performance measures related to the awards had not yet been met.

Beginning in the fourth quarter of 2008, Duke Energy began issuing authorized but previously unissued shares of common stock to fulfill obligations under its Dividend Reinvestment Plan (DRIP) and other internal plans, including 401(k) plans. During the years ended December 31, 2010 and 2009, Duke Energy received proceeds of $288 million and $494 million, respectively, from the sale of common stock associated with these plans. Proceeds from the sale of common stock associated with these plans were not significant in 2011. Duke Energy has discontinued issuing new shares of common stock under the DRIP.

## 19. SEVERANCE

### 2011 Severance Plans.

In conjunction with the proposed merger with Progress Energy, in August 2011, Duke Energy announced plans to offer a voluntary severance plan to approximately 4,850 eligible employees. As this is a voluntary plan, all severance benefits offered under this plan are considered special termination benefits under GAAP. Special termination benefits are measured upon employee acceptance and recorded immediately absent a significant retention period. If a significant retention period exists, the cost of the special termination benefits are recorded ratably over the remaining service periods of the affected employees. Approximately 500 employees accepted the termination benefits during the voluntary window period, which closed on November 30, 2011. Duke Energy reserves the right to reject any request to volunteer based on business needs and/or excessive participation. The estimated amount of severance payments associated with this voluntary plan, contingent upon a successful close of the proposed merger with Progress Energy, are expected to be approximately $80 million.

### 2010 Severance Plans.

During 2010, the majority of severance charges were related to a voluntary severance plan whereby eligible employees were provided a window during which to accept termination benefits. As this was a voluntary plan, all severance benefits offered under this plan were considered special termination benefits under GAAP. Special termination benefits are measured upon employee acceptance and recorded immediately absent a significant retention period. If a significant retention period exists, the cost of the special termination benefits are recorded ratably over the remaining service periods of the affected employees. Approximately 900 employees accepted the termination benefits during the voluntary window period, which closed March 31, 2010. Future severance costs under Duke Energy's ongoing severance plan, if any, are currently not estimable.

## Combined Notes to Consolidated Financial Statements – (Continued)

Amounts included in the table below represent severance expense recorded by the Duke Energy Registrants during 2010. The Duke Energy Registrants recorded insignificant amounts for severance expense during 2011.

| | Year Ended December 31, 2010[(a)] |
|---|---|
| Duke Energy | $172 |
| Duke Energy Carolinas | 99 |
| Duke Energy Ohio | 24 |
| Duke Energy Indiana | 33 |

(a) These amounts are recorded in Operation, Maintenance and Other within Operating Expenses on the Consolidated Statements of Operations.

The severance costs discussed above for the Subsidiary Registrants include an allocation of their proportionate share of severance costs for employees of Duke Energy's shared services affiliate that provides support to the Subsidiary Registrants. Amounts included in the table below represent the severance liability recorded by Duke Energy Carolinas and Duke Energy Indiana for employees of those registrants, and excludes costs allocated from and paid by Duke Energy's shared services affiliate.

| (in millions) | Balance at December 31, 2010 | Provision/ Adjustments | Cash Reductions | **Balance at December 31, 2011** |
|---|---|---|---|---|
| Duke Energy | $87 | $(2) | $(53) | **$32** |
| Duke Energy Carolinas | 21 | (2) | (18) | **1** |
| Duke Energy Indiana | 1 | — | (1) | **—** |

## 20. STOCK-BASED COMPENSATION

For employee awards, equity classified stock-based compensation cost is measured at the service inception date or the grant date, based on the estimated achievement of certain performance metrics or the fair value of the award, and is recognized as expense or capitalized as a component of property, plant and equipment over the requisite service period.

Duke Energy's 2010 Long-Term Incentive Plan (the 2010 Plan) reserved 75 million shares of common stock for awards to employees and outside directors. The 2010 Plan superseded the 2006 Long-Term Incentive Plan, as amended (the 2006 Plan), and no additional grants will be made from the 2006 Plan. Under the 2010 Plan, the exercise price of each option granted cannot be less than the market price of Duke Energy's common stock on the date of grant and the maximum option term is 10 years. The vesting periods range from immediate to three years. Duke Energy has historically issued new shares upon exercising or vesting of share-based awards. In 2012, Duke Energy may use a combination of new share issuances and open market repurchases for share-based awards which are exercised or become vested; however Duke Energy has not determined with certainty the amount of such new share issuances or open market repurchases.

The 2010 Plan allows for a maximum of 18.75 million shares of common stock to be issued under various stock-based awards other than options and stock appreciation rights.

### Stock-Based Compensation Expense

Pre-tax stock-based compensation expense recorded in the Consolidated Statements of Operations is as follows:

| | For the Years Ended December 31, | | |
|---|---|---|---|
| (in millions) | **2011[(a)]** | 2010[(a)] | 2009[(a)] |
| Stock Options | **$ 2** | $ 2 | $ 2 |
| Phantom Awards | **27** | 26 | 17 |
| Performance Awards | **23** | 39 | 20 |
| Other Stock Awards | **—** | — | 1 |
| Total | **$52** | $67 | $40 |

(a) Excludes stock-based compensation cost capitalized as a component of property, plant and equipment of $2 million, $4 million and $4 million for the years ended December 31, 2011, 2010 and 2009, respectively.

The tax benefit associated with the stock-based compensation expense for the years ended December 31, 2011, 2010 and 2009 was $20 million, $26 million and $16 million, respectively.

### Stock Option Activity

| | Options (in thousands) | Weighted-Average Exercise Price | Weighted-Average Remaining Life (in years) | Aggregate Intrinsic Value (in millions) |
|---|---|---|---|---|
| Outstanding at December 31, 2010 | 13,881 | $17 | | |
| Granted | 1,074 | 18 | | |
| Exercised | (4,734) | 15 | | |
| Forfeited or expired | (3,954) | 22 | | |
| Outstanding at December 31, 2011 | 6,267 | $15 | 4.6 | $41 |
| Exercisable at December 31, 2011 | 4,256 | $15 | 2.7 | $31 |
| Options Expected to Vest | 2,011 | $17 | 8.6 | $10 |

On December 31, 2010 and 2009, Duke Energy had 12 million and 17 million exercisable options, respectively with a weighted-average exercise price of $17 and $18, respectively. The options granted in 2011 were expensed immediately, therefore, there is no future compensation cost associated with these options. The following table includes information related to Duke Energy's stock options.

| | For the Years Ended December 31, | | |
|---|---|---|---|
| (in millions) | **2011** | 2010 | 2009 |
| Intrinsic value of options exercised | **$ 26** | $ 8 | $ 6 |
| Tax benefit related to options exercised | **10** | 3 | 2 |
| Cash received from options exercised | **74** | 14 | 24 |
| | (in thousands of shares) | | |
| Stock options granted[(a)] | **1,074** | 1,103 | 603 |

(a) The options granted in 2011 were expensed immediately, therefore, there is no future compensation cost associated with these options.

These assumptions were used to determine the grant date fair value of the stock options granted during 2011:

### Weighted-Average Assumptions for Option Pricing

| | |
|---|---|
| Risk-free interest rate[(a)] | 2.5% |
| Expected dividend yield[(b)] | 5.7% |
| Expected life[(c)] | 6.0 years |
| Expected volatility[(d)] | 18.8% |

(a) The risk free rate is based upon the U.S. Treasury Constant Maturity rates as of the grant date.
(b) The expected dividend yield is based upon annualized dividends and the 1-year average closing stock price.
(c) The expected life of options is derived from the simplified method approach.
(d) Volatility is based upon 50% historical and 50% implied volatility. Historic volatility is based on Duke Energy's historical volatility over the expected life using daily stock prices. Implied volatility is the average for all option contracts with a term greater than six months using the strike price closest to the stock price on the valuation date.

### Phantom Stock Awards

Phantom stock awards issued and outstanding under the 2010 Plan and the 2006 Plan generally vest over periods from immediate to three years. The following table includes information related to Duke Energy's phantom stock awards.

| | Shares awarded (in thousands) | Fair value[(a)] (in millions) |
|---|---|---|
| Years ended December 31, | | |
| 2011 | **1,907** | **$34** |
| 2010 | 1,047 | 17 |
| 2009 | 1,096 | 16 |

(a) Based on the market price of Duke Energy's common stock at the grant date.

The following table summarizes information about phantom stock awards outstanding at December 31, 2011:

| | Shares (in thousands) | Weighted Average Per Share Grant Date Fair Value |
|---|---|---|
| Number of Phantom Stock Awards: | | |
| Outstanding at December 31, 2010 | 1,763 | $17 |
| Granted | 1,907 | 18 |
| Vested | (1,057) | 18 |
| Forfeited | (46) | 18 |
| Outstanding at December 31, 2011 | **2,567** | **$17** |
| Phantom Stock Awards Expected to Vest | 2,503 | $17 |

The total grant date fair value of the shares vested during the years ended December 31, 2011, 2010 and 2009 was $19 million, $29 million and $23 million, respectively. At December 31, 2011, Duke Energy had $19 million of unrecognized compensation cost which is expected to be recognized over a weighted-average period of 2.6 years.

### Performance Awards

Stock-based awards issued and outstanding under the 2010 Plan and the 2006 Plan generally vest over three years if performance targets are met. Vesting for certain stock-based performance awards can occur in three years, at the earliest, if performance is met. Certain performance awards granted in 2011, 2010 and 2009 contain market conditions based on the total shareholder return (TSR) of Duke Energy stock relative to a pre-defined peer group (relative TSR). These awards are valued using a path-dependent model that incorporates expected relative TSR into the fair value determination of Duke Energy's performance-based share awards. The model uses three year historical volatilities and correlations for all companies in the pre-defined peer group, including

## Combined Notes to Consolidated Financial Statements – (Continued)

Duke Energy, to simulate Duke Energy's relative TSR as of the end of the performance period. For each simulation, Duke Energy's relative TSR associated with the simulated stock price at the end of the performance period plus expected dividends within the period results in a value per share for the award portfolio. The average of these simulations is the expected portfolio value per share. Actual life to date results of Duke Energy's relative TSR for each grant is incorporated within the model. Other performance awards not containing market conditions were awarded in 2011, 2010 and 2009. The performance goal for the 2011 and 2010 award is Duke Energy's Return on Equity (ROE) over a three year period. The performance goal for the 2009 award is Duke Energy's compounded annual growth rate of annual diluted EPS, adjusted for certain items, over a three year period. All of these awards are measured at grant date price. The following table includes information related to Duke Energy's performance awards.

| | Shares awarded (in thousands) | Fair value[(a)] (in millions) |
|---|---|---|
| Years ended December 31, | | |
| 2011 | **1,294** | **$20** |
| 2010 | 2,734 | 38 |
| 2009 | 3,426 | 44 |

(a) Based on the market price of Duke Energy's common stock at the grant date.

The following table summarizes information about stock-based performance awards outstanding at the maximum level at December 31, 2011:

| | Shares (in thousands) | Weighted Average Per Share Grant Date Fair Value |
|---|---|---|
| Number of Stock-based Performance Awards: | | |
| Outstanding at December 31, 2010 | 7,550 | $14 |
| Granted | 1,294 | 16 |
| Vested | (2,111) | 16 |
| Forfeited | (363) | 13 |
| Outstanding at December 31, 2011 | **6,370** | **$14** |
| Stock-based Performance Awards Expected to Vest | 6,212 | $14 |

The total grant date fair value of the shares vested during the years ended December 31, 2011, 2010 and 2009 was $33 million, $15 million and $20 million, respectively. At December 31, 2011, Duke Energy had $17 million of unrecognized compensation cost which is expected to be recognized over a weighted-average period of 1.5 years.

### Other Stock Awards

Other stock awards issued and outstanding under the 1998 Plan vest over periods from three to five years. There were no other stock awards issued during the years ended December 31, 2011, 2010 or 2009.

The following table summarizes information about other stock awards outstanding at December 31, 2011:

| | Shares (in thousands) | Weighted Average Per Share Grant Date Fair Value |
|---|---|---|
| Number of Other Stock Awards: | | |
| Outstanding at December 31, 2010 | 131 | $28 |
| Vested | (131) | 28 |
| Forfeited | — | — |
| Outstanding at December 31, 2011 | — | $— |

The total fair value of the shares vested during the years ended December 31, 2011, 2010 and 2009 was $4 million, $1 million, and $1 million, respectively.

## 21. EMPLOYEE BENEFIT PLANS

### Duke Energy

### Defined Benefit Retirement Plans

Duke Energy and its subsidiaries (including legacy Cinergy businesses) maintain qualified, non-contributory defined benefit retirement plans. The plans cover most U.S. employees using a cash balance formula. Under a cash balance formula, a plan participant accumulates a retirement benefit consisting of pay credits that are based upon a percentage (which varies with age and years of service) of current eligible earnings and current interest credits. Certain legacy Cinergy U.S. employees are covered under plans that use a final average earnings formula. Under a final average earnings formula, a plan participant accumulates a retirement benefit equal to a percentage of their highest 3-year average earnings, plus a percentage of their highest 3-year average earnings in excess of covered compensation per year of participation (maximum of 35 years), plus a percentage of their highest 3-year average earnings times years of participation in excess of 35 years. Duke Energy also maintains non-qualified, non-contributory defined benefit retirement plans which cover certain executives.

## Combined Notes to Consolidated Financial Statements – (Continued)

Duke Energy's policy is to fund amounts on an actuarial basis to provide assets sufficient to meet benefit payments to be paid to plan participants. The following table includes information related to Duke Energy's contributions to its U.S. qualified defined benefit pension plans.

| (in millions) | 2012 | 2011 | 2010 | 2009 |
|---|---|---|---|---|
| | | For the Years Ended December 31, | | |
| Contributions made | — | **$200** | $400 | $800 |
| Anticipated contributions | $200 | — | — | — |

Actuarial gains and losses subject to amortization are amortized over the average remaining service period of the active employees. The average remaining service period of active employees covered by the qualified retirement plans is ten years. The average remaining service period of active employees covered by the non-qualified retirement plans is nine years. Duke Energy determines the market-related value of plan assets using a calculated value that recognizes changes in fair value of the plan assets in a particular year on a straight line basis over the next five years.

Net periodic benefit costs disclosed in the tables below for the qualified, non-qualified and other post-retirement benefit plans represent the cost of the respective benefit plan for the periods presented. However, portions of the net periodic benefit costs disclosed in the tables below have been capitalized as a component of property, plant and equipment.

Duke Energy uses a December 31 measurement date for its defined benefit retirement plan assets and obligations.

### Qualified Pension Plans

#### Components of Net Periodic Pension Costs: Qualified Pension Plans

| (in millions) | For the Years Ended December 31, 2011(a) | 2010(a) | 2009(a) |
|---|---|---|---|
| Service cost | **$ 96** | $ 96 | $ 85 |
| Interest cost on projected benefit obligation | **232** | 248 | 257 |
| Expected return on plan assets | **(384)** | (378) | (362) |
| Amortization of prior service cost | **6** | 5 | 7 |
| Amortization of actuarial loss | **77** | 50 | 2 |
| Settlement and contractual termination benefit cost | **—** | 13 | — |
| Other | **18** | 18 | 17 |
| Net periodic pension costs | **$ 45** | $ 52 | $ 6 |

(a) These amounts exclude $14 million, $16 million and $10 million for the years ended December 31, 2011, 2010 and 2009, respectively, of regulatory asset amortization resulting from purchase accounting adjustments associated with Duke Energy's merger with Cinergy in April 2006.

#### Other Changes in Plan Assets and Projected Benefit Obligations

#### Recognized in Accumulated Other Comprehensive Income and Regulatory Assets: Qualified Pension Plans

| (in millions) | For the Years Ended December 31, 2011 | 2010 |
|---|---|---|
| Regulatory assets, net increase | **$152** | $ 350 |
| Accumulated other comprehensive (income) loss(a) | | |
| Deferred income tax asset | **(10)** | 143 |
| Actuarial losses (gains) arising during the year | **60** | (5) |
| Amortization of prior year actuarial losses | **(8)** | (16) |
| Reclassification of actuarial gains (losses) to regulatory assets | **8** | (365) |
| Amortization of prior year prior service cost | **(1)** | (3) |
| Reclassification of prior service cost to regulatory assets | **—** | (19) |
| Net amount recognized in accumulated other comprehensive (income) loss | **$ 49** | $(265) |

(a) Excludes actuarial losses of $2 million in 2011 and $3 million in 2010 recognized in other accumulated comprehensive income, net of tax, associated with a Brazilian retirement plan.

#### Reconciliation of Funded Status to Net Amount Recognized: Qualified Pension Plans

| (in millions) | As of and for the Years Ended December 31, 2011 | 2010 |
|---|---|---|
| **Change in Projected Benefit Obligation** | | |
| Obligation at prior measurement date | **$4,861** | $4,695 |
| Service cost | **96** | 96 |
| Interest cost | **232** | 248 |
| Actuarial (gains) losses | **(7)** | 190 |
| Plan amendments | **18** | 2 |
| Settlement and contractual termination benefit cost | **—** | 13 |
| Benefits paid | **(320)** | (383) |
| Obligation at measurement date | **$4,880** | $4,861 |

The accumulated benefit obligation was $4,661 million and $4,611 million at December 31, 2011 and 2010, respectively.

| (in millions) | As of and for the Years Ended December 31, 2011 | 2010 |
|---|---|---|
| **Change in Fair Value of Plan Assets** | | |
| Plan assets at prior measurement date | **$4,797** | $4,224 |
| Actual return on plan assets | **64** | 556 |
| Benefits paid | **(320)** | (383) |
| Employer contributions | **200** | 400 |
| Plan assets at measurement date | **$4,741** | $4,797 |

**Amounts Recognized in the Consolidated Balance Sheets: Qualified Pension Plans**

The following table provides the amounts related to Duke Energy's qualified pension plans that are reflected in Other within Investments and Other Assets and Other within Deferred Credits and Other Liabilities on the Consolidated Balance Sheets at December 31, 2011 and 2010:

| | As of December 31, | |
|---|---|---|
| (in millions) | **2011** | 2010 |
| Prefunded pension cost | **$ —** | $ 101 |
| Accrued pension liability | **(139)** | (165) |
| Net amount recognized | **$(139)** | $ (64) |

The following table provides the amounts related to Duke Energy's qualified pension plans that are reflected in Other within Regulatory Assets and Deferred Debits and AOCI on the Consolidated Balance Sheets at December 31, 2011 and 2010:

| | As of December 31, | |
|---|---|---|
| (in millions) | **2011** | 2010 |
| Regulatory assets | **$1,411** | $1,259 |
| Accumulated other comprehensive (income) loss | | |
| Deferred income tax asset | **(73)** | (63) |
| Prior service cost | **4** | 5 |
| Net actuarial loss | **201** | 141 |
| Net amount recognized in accumulated other comprehensive (income) loss[(a)] | **$ 132** | $ 83 |

(a) Excludes accumulated other comprehensive income of $19 million and $17 million as of December 31, 2011 and 2010, respectively, net of tax, associated with a Brazilian retirement plan.

Of the amounts above, $98 million of unrecognized net actuarial loss and $5 million of unrecognized prior service cost will be recognized in net periodic pension costs in 2012.

**Additional Information: Qualified Pension Plans**

**Information for Plans with Accumulated Benefit Obligation in Excess of Plan Assets**

| | As of December 31, | |
|---|---|---|
| (in millions) | **2011** | 2010 |
| Projected benefit obligation | **$—** | $1,052 |
| Accumulated benefit obligation | **—** | 956 |
| Fair value of plan assets | **—** | 951 |

**Assumptions Used for Pension Benefits Accounting**

| | As of December 31, | | |
|---|---|---|---|
| (percentages) | **2011** | 2010 | 2009 |
| **Benefit Obligations** | | | |
| Discount rate | **5.10** | 5.00 | 5.50 |
| Salary increase (graded by age) | **4.40** | 4.10 | 4.50 |
| | **2011** | 2010 | 2009 |
| **Net Periodic Benefit Cost** | | | |
| Discount rate | **5.00** | 5.50 | 6.50 |
| Salary increase | **4.10** | 4.50 | 4.50 |
| Expected long-term rate of return on plan assets | **8.25** | 8.50 | 8.50 |

The discount rate used to determine the current year pension obligation and following year's pension expense is based on a bond selection-settlement portfolio approach. This approach develops a discount rate by selecting a portfolio of high quality corporate bonds that generate sufficient cash flow to provide for the projected benefit payments of the plan. The selected bond portfolio is derived from a universe of non-callable corporate bonds rated Aa quality or higher. After the bond portfolio is selected, a single interest rate is determined that equates the present value of the plan's projected benefit payments discounted at this rate with the market value of the bonds selected.

**Non-Qualified Pension Plans**

**Components of Net Periodic Pension Costs: Non-Qualified Pension Plans**

| | For the Years Ended December 31, | | |
|---|---|---|---|
| (in millions) | **2011** | 2010 | 2009 |
| Service cost | **$ 1** | $ 1 | $ 2 |
| Interest cost on projected benefit obligation | **8** | 9 | 10 |
| Amortization of prior service cost | **2** | 2 | 2 |
| Settlement credit | **—** | — | (1) |
| Net periodic pension costs | **$11** | $12 | $13 |

**Other Changes in Plan Assets and Projected Benefit Obligations**

**Recognized in Regulatory Assets, Regulatory Liabilities and Accumulated Other Comprehensive Income: Non-Qualified Pension Plans**

| | For the Years Ended December 31, | |
|---|---|---|
| (in millions) | **2011** | 2010 |
| Regulatory assets, net increase | **$ 2** | $ 23 |
| Regulatory liabilities, net increase | **7** | 3 |
| Accumulated other comprehensive (income) loss | | |
| Deferred income tax asset | **(1)** | 8 |
| Actuarial losses (gains) arising during the year | **1** | (8) |
| Reclassification of actuarial losses to regulatory assets | **—** | (1) |
| Amortization of prior year prior service cost | **—** | (2) |
| Reclassification of prior services cost to regulatory assets | **—** | (1) |
| Reclassification of prior services cost to regulatory liabilities | **—** | (8) |
| Net amount recognized in accumulated other comprehensive (income) loss | **$—** | $(12) |

**Reconciliation of Funded Status to Net Amount Recognized: Non-Qualified Pension Plans**

| | As of and for the Years Ended December 31, | |
|---|---|---|
| (in millions) | **2011** | 2010 |
| **Change in Projected Benefit Obligation** | | |
| Obligation at prior measurement date | **$167** | $173 |
| Service cost | **1** | 1 |
| Interest cost | **8** | 9 |
| Actuarial losses (gains) | **(2)** | 2 |
| Benefits paid | **(14)** | (18) |
| Obligation at measurement date | **$160** | $167 |
| **Change in Fair Value of Plan Assets** | | |
| Benefits paid | **$ (14)** | $ (18) |
| Employer contributions | **14** | 18 |
| Plan assets at measurement date | **$ —** | $ — |

The accumulated benefit obligation was $151 million and $160 million at December 31, 2011 and 2010, respectively.

**Amounts Recognized in the Consolidated Balance Sheets: Non-Qualified Pension Plans**

The following table provides the amounts related to Duke Energy's non-qualified pension plans that are reflected in Other within Deferred Credits and Other Liabilities on the Consolidated Balance Sheets at December 31, 2011 and 2010:

| | As of December 31, | |
|---|---|---|
| (in millions) | **2011** | 2010 |
| Accrued pension liability[(a)] | **$(160)** | $(167) |

(a) Includes $17 million and $19 million recognized in Other within Current Liabilities on the Consolidated Balance Sheets as of December 31, 2011 and 2010, respectively.

The following table provides the amounts related to Duke Energy's non-qualified pension plans that are reflected in Other within Regulatory Assets and Deferred Debits, Other within Deferred Credits and Other Liabilities and AOCI on the Consolidated Balance Sheets at December 31, 2011 and 2010:

| | As of December 31, | |
|---|---|---|
| (in millions) | **2011** | 2010 |
| Regulatory assets | **$25** | $23 |
| Regulatory liabilities | **10** | 3 |
| Accumulated other comprehensive (income) loss | | |
| Deferred income tax (asset) liability | **—** | 1 |
| Prior service cost | **—** | 1 |
| Net actuarial loss (gain) | **1** | (1) |
| Net amount recognized in accumulated other comprehensive (income) loss | **$ 1** | $ 1 |

Of the amounts above, $1 million of unrecognized prior service cost and $1 million of unrecognized net actuarial loss will be recognized in net periodic pension costs in 2012.

**Additional Information: Non-Qualified Pension Plans**

**Information for Plans with Accumulated Benefit Obligation in Excess of Plan Assets**

| | As of December 31, | |
|---|---|---|
| (in millions) | **2011** | 2010 |
| Projected benefit obligation | **$160** | $167 |
| Accumulated benefit obligation | **151** | 160 |
| Fair value of plan assets | **—** | — |

**Assumptions Used for Pension Benefits Accounting**

| | As of December 31, | | |
|---|---|---|---|
| (percentages) | **2011** | 2010 | 2009 |
| **Benefit Obligations** | | | |
| Discount rate | **5.10** | 5.00 | 5.50 |
| Salary increase (graded by age) | **4.40** | 4.10 | 4.50 |
| | **2011** | 2010 | 2009 |
| **Net Periodic Benefit Cost** | | | |
| Discount rate | **5.00** | 5.50 | 6.50 |
| Salary increase | **4.10** | 4.50 | 4.50 |

## Combined Notes to Consolidated Financial Statements – (Continued)

The discount rate used to determine the current year pension obligation and following year's pension expense is based on a bond selection-settlement portfolio approach. This approach develops a discount rate by selecting a portfolio of high quality corporate bonds that generate sufficient cash flow to provide for the projected benefit payments of the plan. The selected bond portfolio is derived from a universe of non-callable corporate bonds rated Aa quality or higher. After the bond portfolio is selected, a single interest rate is determined that equates the present value of the plan's projected benefit payments discounted at this rate with the market value of the bonds selected.

**Other Post-Retirement Benefit Plans**

Duke Energy and most of its subsidiaries provide some health care and life insurance benefits for retired employees on a contributory and non-contributory basis. Employees are eligible for these benefits if they have met age and service requirements at retirement, as defined in the plans.

Duke Energy did not make any pre-funding contributions to its other post-retirement benefit plans during the years ended December 31, 2011, 2010 or 2009.

These benefit costs are accrued over an employee's active service period to the date of full benefits eligibility. The net unrecognized transition obligation is amortized over 20 years. Actuarial gains and losses are amortized over the average remaining service period of the active employees. The average remaining service period of the active employees covered by the plan is 11 years.

**Components of Net Periodic Other Post-Retirement Benefit Costs**

| | For the Years Ended December 31, | | |
|---|---|---|---|
| (in millions) | **2011**(a) | 2010(a) | 2009(a) |
| Service cost | **$ 7** | $ 7 | $ 7 |
| Interest cost on accumulated post-retirement benefit obligation | **35** | 38 | 46 |
| Expected return on plan assets | **(15)** | (15) | (16) |
| Amortization of prior service credit | **(8)** | (8) | (8) |
| Amortization of net transition liability | **10** | 11 | 10 |
| Amortization of actuarial gain | **(3)** | (5) | (5) |
| Net periodic other post-retirement benefit costs | **$ 26** | $ 28 | $ 34 |

(a) These amounts exclude $8 million, $9 million and $9 million for the years ended December 31, 2011, 2010 and 2009, respectively, of regulatory asset amortization resulting from purchase accounting adjustments associated with Duke Energy's merger with Cinergy in April 2006.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (Modernization Act) introduced a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree health care benefit plans. Accounting guidance issued and adopted by Duke Energy in 2004 prescribes the appropriate accounting for the federal subsidy. The after-tax effect on net periodic post-retirement benefit cost was a decrease of $3 million in 2011, $4 million in 2010 and $3 million in 2009. Duke Energy recognized a $1 million subsidy receivable as of December 31, 2011 and 2010, which is included in Receivables on the Consolidated Balance Sheets.

**Other Changes in Plan Assets and Projected Benefit Obligations Recognized in Accumulated Other Comprehensive Income, Regulatory Assets and Regulatory Liabilities: Other Post-Retirement Benefit Plans**

| | For the Years Ended December 31, | |
|---|---|---|
| (in millions) | **2011** | 2010 |
| Regulatory assets, net decrease | **$(22)** | $(14) |
| Regulatory liabilities, net increase (decrease) | **21** | (5) |
| Accumulated other comprehensive (income) loss | | |
| Deferred income tax liability | **1** | 1 |
| Actuarial (gain) loss arising during the year | **—** | (3) |
| Amortization of prior year actuarial gains | **1** | 1 |
| Reclassification of actuarial losses to regulatory liabilities | **—** | (8) |
| Amortization of prior year prior service credit | **—** | 2 |
| Reclassification of prior service credit to regulatory liabilities | **—** | 9 |
| Amortization of prior year net transition liability | **—** | (2) |
| Reclassification of net transition liability to regulatory liabilities | **—** | (2) |
| Net amount recognized in accumulated other comprehensive (income) loss | **$ 2** | $ (2) |

**Reconciliation of Funded Status to Accrued Other Post-Retirement Benefit Costs**

| | As of and for the Years Ended December 31, | |
|---|---|---|
| (in millions) | **2011** | 2010 |
| **Change in Benefit Obligation** | | |
| Accumulated post-retirement benefit obligation at prior measurement date | **$723** | $728 |
| Service cost | **7** | 7 |
| Interest cost | **35** | 38 |
| Plan participants' contributions | **32** | 35 |
| Actuarial gain | **(55)** | (12) |
| Benefits paid | **(83)** | (79) |
| Early retiree reinsurance program subsidy | **3** | — |
| Accrued retiree drug subsidy | **5** | 6 |
| Accumulated post-retirement benefit obligation at measurement date | **$667** | $723 |
| **Change in Fair Value of Plan Assets** | | |
| Plan assets at prior measurement date | **$186** | $169 |
| Actual return on plan assets | **4** | 19 |
| Benefits paid | **(83)** | (79) |
| Employer contributions | **42** | 42 |
| Plan participants' contributions | **32** | 35 |
| Plan assets at measurement date | **$181** | $186 |

## Combined Notes to Consolidated Financial Statements – (Continued)

**Amounts Recognized in the Consolidated Balance Sheets: Other Post-Retirement Benefit Plans**

The following table provides the amounts related to Duke Energy's other post-retirement benefit plans that are reflected in Other within Deferred Credits and Other Liabilities on the Consolidated Balance Sheets at December 31, 2011 and 2010:

| | As of December 31, | |
|---|---|---|
| (in millions) | **2011** | 2010 |
| Accrued other post-retirement liability[(a)] | **$(486)** | $(537) |

(a) Includes $3 million and $2 million recognized in Other within Current Liabilities on the Consolidated Balance Sheets as of December 31, 2011 and 2010, respectively.

The following table provides the amounts related to Duke Energy's other post-retirement benefit plans that are reflected in Other within Regulatory Assets and Deferred Debits, Other within Deferred Credits and Other Liabilities and AOCI on the Consolidated Balance Sheets at December 31, 2011 and 2010:

| | As of December 31, | |
|---|---|---|
| (in millions) | **2011** | 2010 |
| Regulatory assets | **$ 37** | $59 |
| Regulatory liabilities | **107** | 86 |
| Accumulated other comprehensive (income)/loss: | | |
| Deferred income tax liability | **4** | 3 |
| Prior service credit | **(3)** | (3) |
| Net actuarial loss (gain) | **(6)** | (7) |
| Net amount recognized in accumulated other comprehensive (income)/loss | **$ (5)** | $ (7) |

Of the amounts above, $8 million of unrecognized net transition obligation, $6 million of unrecognized actuarial gains and $8 million of unrecognized prior service credit (which will reduce pension expense) will be recognized in net periodic pension costs in 2012.

**Assumptions Used for Other Post-Retirement Benefits Accounting**

| | As of December 31, | | |
|---|---|---|---|
| (percentages) | **2011** | 2010 | 2009 |
| **Determined Benefit Obligations** | | | |
| Discount rate | **5.10** | 5.00 | 5.50 |
| | **2011** | 2010 | 2009 |
| **Net Periodic Benefit Cost** | | | |
| Discount rate | **5.00** | 5.50 | 6.50 |
| Expected long-term rate of return on plan assets | **5.36-8.25** | 5.53-8.50 | 5.53-8.50 |
| Assumed tax rate[(a)] | **35.0** | 35.0 | 35.0 |

(a) Applicable to the health care portion of funded post-retirement benefits.

The discount rate used to determine the current year other post-retirement benefits obligation and following year's other post-retirement benefits expense is based on a bond selection-settlement portfolio approach. This approach develops a discount rate by selecting a portfolio of high quality corporate bonds that generate sufficient cash flow to provide for the projected benefit payments of the plan. The selected bond portfolio is derived from a universe of non-callable corporate bonds rated Aa quality or higher. After the bond portfolio is selected, a single interest rate is determined that equates the present value of the plan's projected benefit payments discounted at this rate with the market value of the bonds selected.

**Assumed Health Care Cost Trend Rate**

| | **2011** | 2010 |
|---|---|---|
| Health care cost trend rate assumed for next year | **8.75%** | 8.50% |
| Rate to which the cost trend is assumed to decline (the ultimate trend rate) | **5.00%** | 5.00% |
| Year that the rate reaches the ultimate trend rate | **2020** | 2020 |

**Sensitivity to Changes in Assumed Health Care Cost Trend Rates**

| (in millions) | 1-Percentage-Point Increase | 1-Percentage-Point Decrease |
|---|---|---|
| Effect on total service and interest costs | $ 2 | $ (2) |
| Effect on post-retirement benefit obligation | 31 | (28) |

**Expected Benefit Payments: Defined Benefit Retirement Plans**

The following table presents Duke Energy's expected benefit payments to participants in its qualified, non-qualified and other post-retirement benefit plans over the next 10 years, which are primarily paid out of the assets of the various trusts. These benefit payments reflect expected future service, as appropriate.

| (in millions) | Qualified Plans | Non-Qualified Plans | Other Post-Retirement Plans[(a)] | Total |
|---|---|---|---|---|
| Years Ended December 31, | | | | |
| 2012 | $ 463 | $17 | $ 49 | $ 529 |
| 2013 | 451 | 15 | 52 | 518 |
| 2014 | 440 | 17 | 53 | 510 |
| 2015 | 434 | 14 | 54 | 502 |
| 2016 | 428 | 13 | 55 | 496 |
| 2017 – 2021 | 2,050 | 64 | 270 | 2,384 |

(a) Duke Energy expects to receive future subsidies under Medicare Part D of $4 million in 2012 and $3 million in each of the years 2013-2016, and a total of $15 million during the years 2017-2021.

### Plan Assets

**Master Retirement Trust.** Assets for both the qualified pension and other post-retirement benefits are maintained in a Master Retirement Trust (Master Trust). Approximately 97% of Master Trust assets were allocated to qualified pension plans and approximately 3% were allocated to other post-retirement plans, as of December 31, 2011 and 2010. The investment objective of the Master Trust is to achieve reasonable returns, subject to a prudent level of portfolio risk, for the purpose of enhancing the security of benefits for plan participants. The long-term rate of return of 8.00% as of December 31, 2011, for the Master Trust was developed using a weighted-average calculation of expected returns based primarily on future expected returns across asset classes considering the use of active asset managers. The following table includes the weighted-average returns expected by asset classes:

| | Weighted-average returns expected |
|---|---|
| **Asset Class** | |
| U.S. Equities | 2.61% |
| Non-U.S. Equities | 1.50% |
| Global Equities | 0.99% |
| Debt Securities | 1.69% |
| Global Private Equity | 0.37% |
| Hedge Funds | 0.24% |
| Real Estate | 0.30% |
| Other Global Securities | 0.30% |

The asset allocation targets were set after considering the investment objective and the risk profile. U.S. equities are held for their high expected return. Non-U.S. equities, debt securities, and real estate are held for diversification. Investments within asset classes are to be diversified to achieve broad market participation and reduce the impact of individual managers or investments. Duke Energy regularly reviews its actual asset allocation and periodically rebalances its investments to the targeted allocation when considered appropriate.

The Duke Energy Subsidiary Registrants' qualified pension and other post-retirement benefits are derived from the Master Trust, as such, each are allocated their proportionate share of the assets discussed below.

The following table presents target and actual asset allocations for the Master Trust at December 31, 2011 and 2010:

| | Target Allocation | Percentage at December 31, 2011 | Percentage at December 31, 2010 |
|---|---|---|---|
| **Asset Category** | | | |
| U.S. equity securities | 28% | **28%** | 30% |
| Non-U.S. equity securities | 15 | **15** | 19 |
| Global equity securities | 10 | **9** | 10 |
| Debt securities | 32 | **32** | 27 |
| Global private equity securities | 3 | **1** | — |
| Hedge funds | 4 | **3** | 3 |
| Real estate and cash | 4 | **9** | 7 |
| Other global securities | 4 | **3** | 4 |
| Total | 100% | **100%** | 100% |

**VEBA I/II.** Duke Energy also invests other post-retirement assets in the Duke Energy Corporation Employee Benefits Trust (VEBA I). As of December 31, 2010, Duke Energy invested in the Duke Energy Corporation Post-Retirement Medical Benefits Trust (VEBA II). The investment objective of VEBA I is to achieve sufficient returns, subject to a prudent level of portfolio risk, for the purpose of promoting the security of plan benefits for participants. VEBA I is passively managed.

The following tables present target and actual asset allocations for the VEBA I and VEBA II at December 31, 2011 and 2010:

| **VEBA I** | Target Allocation | Percentage at December 31, 2011 | Percentage at December 31, 2010 |
|---|---|---|---|
| Asset Category | | | |
| U.S. equity securities | 30% | **20%** | 22% |
| Debt securities | 45 | **31** | 34 |
| Cash | 25 | **49** | 44 |
| Total | 100% | **100%** | 100% |

| **VEBA II** | Target Allocation | Percentage at December 31, 2011 | Percentage at December 31, 2010 |
|---|---|---|---|
| **Asset Category** | | | |
| U.S. equity securities | —% | **—%** | 1% |
| Debt securities | — | **—** | 69 |
| Cash | — | **—** | 30 |
| Total | —% | **—%** | 100% |

## Combined Notes to Consolidated Financial Statements – (Continued)

**Fair Value Measurements.**

The accounting guidance for fair value defines fair value, establishes a framework for measuring fair value in GAAP in the U.S. and expands disclosure requirements about fair value measurements. Under the accounting guidance for fair value, fair value is considered to be the exchange price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The fair value definition focuses on an exit price, which is the price that would be received by Duke Energy to sell an asset or paid to transfer a liability versus an entry price, which would be the price paid to acquire an asset or received to assume a liability. Although the accounting guidance for fair value does not require additional fair value measurements, it applies to other accounting pronouncements that require or permit fair value measurements.

Duke Energy classifies recurring and non-recurring fair value measurements based on the following fair value hierarchy, as prescribed by the accounting guidance for fair value, which prioritizes the inputs to valuation techniques used to measure fair value into three levels:

**Level 1** — unadjusted quoted prices in active markets for identical assets or liabilities that Duke Energy has the ability to access. An active market for the asset or liability is one in which transactions for the asset or liability occurs with sufficient frequency and volume to provide ongoing pricing information. Duke Energy does not adjust quoted market prices on Level 1 for any blockage factor.

**Level 2** — a fair value measurement utilizing inputs other than a quoted market price that are observable, either directly or indirectly, for the asset or liability. Level 2 inputs include, but are not limited to, quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs other than quoted market prices that are observable for the asset or liability, such as interest rate curves and yield curves observable at commonly quoted intervals, volatilities, credit risk and default rates. A Level 2 measurement cannot have more than an insignificant portion of the valuation based on unobservable inputs.

**Level 3** — any fair value measurements which include unobservable inputs for the asset or liability for more than an insignificant portion of the valuation. A Level 3 measurement may be based primarily on Level 2 inputs.

The following table provides the fair value measurement amounts for Master Trust qualified pension and other post-retirement assets at December 31, 2011:

| (in millions) | Total Fair Value Amounts at December 31, 2011[(a)] | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| **Master Trust** | | | | |
| Equity securities | $2,568 | $1,745 | $ 823 | $ — |
| Corporate bonds | 1,237 | — | 1,236 | 1 |
| Short-term investment funds | 328 | 276 | 52 | — |
| Partnership interests | 127 | — | — | 127 |
| Hedge funds | 89 | — | 89 | — |
| Real estate investment trust | 152 | — | — | 152 |
| U.S. Government securities | 211 | — | 211 | — |
| Other investments[(b)] | 33 | 30 | 2 | 1 |
| Guaranteed investment contracts | 39 | — | — | 39 |
| Government bonds — Foreign | 39 | — | 38 | 1 |
| Cash | 7 | 7 | — | — |
| Asset backed securities | 4 | — | 3 | 1 |
| Government and commercial mortgage backed securities | 8 | — | 8 | — |
| Total Assets | $4,842 | $2,058 | $2,462 | $322 |

(a) Excludes $27 million in net receivables and payables associated with security purchases and sales.
(b) Includes pending investment sales (net of investment purchases) of $3 million.

The following table provides the fair value measurement amounts for Master Trust qualified pension and other post-retirement assets at December 31, 2010:

| (in millions) | Total Fair Value Amounts at December 31, 2010[(a)] | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| **Master Trust** | | | | |
| Equity securities | $2,978 | $2,019 | $ 959 | $ — |
| Corporate bonds | 1,062 | 11 | 1,040 | 11 |
| Short-term investment funds | 484 | 469 | 15 | — |
| Partnership interests | 108 | — | — | 108 |
| Hedge funds | 94 | — | 94 | — |
| Real estate investment trust | 66 | — | — | 66 |
| U.S. Government securities | 138 | — | 138 | — |
| Other investments[(b)] | (121) | (84) | 3 | (40) |
| Guaranteed investment contracts | 38 | — | — | 38 |
| Government bonds — Foreign | 35 | — | 34 | 1 |
| Cash | 2 | 2 | — | — |
| Asset backed securities | 9 | — | 8 | 1 |
| Government and commercial mortgage backed securities | 8 | — | 8 | — |
| Total Assets | $4,901 | $2,417 | $2,299 | $185 |

(a) Excludes $23 million in net receivables and payables associated with security purchases and sales.
(b) Includes pending investment sales (net of investment purchases) of $(139) million.

## Combined Notes to Consolidated Financial Statements – (Continued)

The following table provides the fair value measurement amounts for VEBA I other post-retirement assets at December 31, 2011:

| (in millions) | Total Fair Value Amounts at December 31, 2011 | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| **VEBA I** | | | | |
| Cash and cash equivalents | **$26** | **$—** | **$26** | **$—** |
| Equity securities | **11** | **—** | **11** | **—** |
| Debt securities | **16** | **—** | **16** | **—** |
| Total Assets | **$53** | **$—** | **$53** | **$—** |

The following table provides the fair value measurement amounts for VEBA I and VEBA II other post-retirement assets at December 31, 2010:

| (in millions) | Total Fair Value Amounts at December 31, 2010 | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| **VEBA I/II** | | | | |
| Cash and cash equivalents | $30 | $— | $30 | $— |
| Equity securities | 12 | — | 12 | — |
| Debt securities | 17 | — | 17 | — |
| Total Assets | $59 | $— | $59 | $— |

The following table provides a reconciliation of beginning and ending balances of Master Trust assets measured at fair value on a recurring basis where the determination of fair value includes significant unobservable inputs (Level 3) for the year ended December 31, 2011:

| **Year Ended December 31, 2011 (in millions)** | |
|---|---|
| **Master Trust** | |
| Balance at January 1, 2011 | **$185** |
| **Purchases, sales, issuances and settlements:** | |
| Purchases | **156** |
| Sales | **(29)** |
| Total gains (losses), (realized and unrealized) and other | **10** |
| Balance at December 31, 2011 | **$322** |

The following table provides a reconciliation of beginning and ending balances of Master Trust assets measured at fair value on a recurring basis where the determination of fair value includes significant unobservable inputs (Level 3) for the year ended December 31, 2010:

| **Year Ended December 31, 2010 (in millions)** | |
|---|---|
| Master Trust | |
| Balance at January 1, 2010 | $256 |
| Purchases, sales, issuances and settlements (net) | (71) |
| Total gains (losses), realized and unrealized and other | — |
| Balance at December 31, 2010 | $185 |

Valuation methods of the primary fair value measurements disclosed above are as follows:

**Investments in equity securities:**

Investments in equity securities are typically valued at the closing price in the principal active market as of the last business day of the quarter. Principal active markets for equity prices include published exchanges such as NASDAQ and NYSE. Foreign equity prices are translated from their trading currency using the currency exchange rate in effect at the close of the principal active market. Duke Energy has not adjusted prices to reflect for after-hours market activity. Most equity security valuations are Level 1 measures. Investments in equity securities with unpublished prices are valued as Level 2 if they are redeemable at the measurement date. Investments in equity securities with redemption restrictions are valued as Level 3.

**Investments in corporate bonds and U.S. government securities:**

Most debt investments are valued based on a calculation using interest rate curves and credit spreads applied to the terms of the debt instrument (maturity and coupon interest rate) and consider the counterparty credit rating. Most debt valuations are Level 2 measures. If the market for a particular fixed income security is relatively inactive or illiquid, the measurement is a Level 3 measurement.

**Investments in short-term investment funds:**

Valued at the net asset value of units held at year end. Investments in short-term investment funds with published prices are valued as Level 1. Investments in short-term investment funds with unpublished prices are valued as Level 2.

**Investments in real estate investment trust:**

Valued based upon property appraisal reports prepared by independent real estate appraisers. The Chief Real Estate Appraiser of the asset manager is responsible for assuring that the valuation process provides independent and reasonable property market value estimates. An external appraisal management firm not affiliated with the asset manager has been appointed to assist the Chief Real Estate Appraiser in maintaining and monitoring the independence and the accuracy of the appraisal process.

### Employee Savings Plans

Duke Energy sponsors employee savings plans that cover substantially all U.S. employees. Most employees participate in a matching contribution formula where Duke Energy provides a matching contribution generally equal to 100% of employee before-tax and Roth 401(k) contributions, of up to 6% of eligible pay per pay period. Duke Energy made pre-tax employer matching contributions of $86 million in 2011, $85 million in 2010 and $80 million in 2009. Dividends on Duke Energy shares held by the savings plans are charged to retained earnings when declared and shares held in the plans are considered outstanding in the calculation of basic and diluted earnings per share.

**DUKE ENERGY CAROLINAS**

**Duke Energy Retirement Plans.**

Duke Energy Carolinas participates in Duke Energy sponsored qualified non-contributory defined benefit retirement plans. The plans cover most U.S. employees using a cash balance formula. Under a cash balance formula, a plan participant accumulates a retirement benefit consisting of pay credits that are based upon a percentage (which may vary with age and years of service) of current eligible earnings and current interest credits. Duke Energy Carolinas also participates in Duke Energy sponsored non-qualified, non-contributory defined benefit pension plans which cover certain executives.

Duke Energy's policy is to fund amounts on an actuarial basis to provide assets sufficient to meet benefits to be paid to plan participants. The following table includes information related to Duke Energy Carolinas' contributions to Duke Energy's qualified defined benefit pension plans.

| | Years Ended December 31, | | | |
|---|---|---|---|---|
| (in millions) | 2012 | **2011** | 2010 | 2009 |
| Contributions made | — | **$33** | $158 | $158 |
| Anticipated contributions | $66 | — | — | — |

Actuarial gains and losses subject to amortization are amortized over the average remaining service period of the active employees. The average remaining service period of the active employees covered by the qualified retirement plans is nine years. The average remaining service period of active employees covered by the non-qualified retirement plans is also nine years. Duke Energy determines the market-related value of plan assets using a calculated value that recognizes changes in fair value of the plan assets in a particular year on a straight-line basis over the next five years.

Net periodic pension costs disclosed in the tables below for the qualified, non-qualified and other post-retirement benefit plans represent the cost of the respective plan for the periods presented. However, portions of the net periodic pension costs (benefits) disclosed in the tables have been capitalized as a component of property, plant and equipment.

Duke Energy uses a December 31 measurement date for its defined benefit retirement plan assets and obligations.

Amounts presented in the tables below represent the amounts of pension and other post-retirement benefit cost allocated by Duke Energy for employees of Duke Energy Carolinas. Additionally, Duke Energy Carolinas is allocated its proportionate share of pension and other post-retirement benefit cost for employees of Duke Energy's shared services affiliate that provides support to Duke Energy Carolinas. These allocated amounts are included in the governance and shared services costs discussed in Note 13.

**Qualified Pension Plans**

**Components of Net Periodic Pension (Benefit) Costs as allocated by Duke Energy: Qualified Pension Plans**

| | For the Years Ended December 31, | | |
|---|---|---|---|
| (in millions) | **2011** | 2010 | 2009 |
| Service cost | **$ 37** | $ 36 | $ 31 |
| Interest cost on projected benefit obligation | **85** | 91 | 95 |
| Expected return on plan assets | **(150)** | (147) | (142) |
| Amortization of prior service cost | **1** | 1 | 1 |
| Amortization of actuarial loss | **37** | 27 | 2 |
| Other | **7** | 8 | 7 |
| Net periodic pension costs (benefit) | **$ 17** | $ 16 | $ (6) |

**Other Changes in Plan Assets and Projected Benefit Obligations Recognized in Regulatory Assets: Qualified Pension Plans**

| | For the Years Ended December 31, | |
|---|---|---|
| (in millions) | **2011** | 2010 |
| Regulatory assets, net increase | **$65** | $628 |

**Reconciliation of Funded Status to Net Amount Recognized: Qualified Pension Plans**

| | As of and for the Years Ended December 31, | |
|---|---|---|
| (in millions) | **2011** | 2010 |
| **Change in Projected Benefit Obligation** | | |
| Obligation at prior measurement date | **$1,786** | $1,737 |
| Service cost | **37** | 36 |
| Interest cost | **85** | 91 |
| Actuarial losses | **20** | 57 |
| Transfers | **(5)** | (5) |
| Plan amendments | **13** | — |
| Benefits paid | **(105)** | (130) |
| Obligation at measurement date | **$1,831** | $1,786 |

The accumulated benefit obligation was $1,787 million and $1,743 million at December 31, 2011 and 2010, respectively.

| | As of and for the Years Ended December 31, | |
|---|---|---|
| (in millions) | **2011** | 2010 |
| **Change in Fair Value of Plan Assets** | | |
| Plan assets at prior measurement date | **$1,837** | $1,602 |
| Actual return on plan assets | **60** | 212 |
| Benefits paid | **(105)** | (130) |
| Transfers | **(5)** | (5) |
| Employer contributions | **33** | 158 |
| Plan assets at measurement date | **$1,820** | $1,837 |

## Combined Notes to Consolidated Financial Statements – (Continued)

**Amounts Recognized in the Consolidated Balance Sheets: Qualified Pension Plans**

The following table provides the amounts related to Duke Energy's Carolinas' qualified pension plans that are reflected in Other within Investments and Other Assets on the Consolidated Balance Sheets at December 31, 2011 and 2010:

| | As of and for the Years Ended December 31, | |
|---|---|---|
| (in millions) | **2011** | 2010 |
| Prefunded pension cost | **$ —** | $51 |
| Accrued pension liability | **(11)** | — |

The following table provides the amounts related to Duke Energy Carolinas' qualified pension plans that are reflected in Other within Regulatory Assets and Deferred Debits on the Consolidated Balance Sheets at December 31, 2011 and 2010:

| | As of December 31, | |
|---|---|---|
| (in millions) | **2011** | 2010 |
| Regulatory assets | **$693** | $628 |

Of the amounts above, $46 million of unrecognized net actuarial loss and $1 million of unrecognized prior service cost will be recognized in net periodic pension costs in 2012.

**Additional Information: Qualified Pension Plans**

**Information for Plans with Accumulated Benefit Obligation in Excess of Plan Assets as allocated by Duke Energy**

| | As of December 31, | |
|---|---|---|
| (in millions) | **2011** | 2010 |
| Projected benefit obligation | **$—** | $— |
| Accumulated benefit obligation | **—** | — |
| Fair value of plan assets | **—** | — |

**Assumptions Used for Pension Benefits Accounting**

| | As of December 31, | | |
|---|---|---|---|
| (percentages) | **2011** | 2010 | 2009 |
| **Benefit Obligations** | | | |
| Discount rate | **5.10** | 5.00 | 5.50 |
| Salary increase (graded by age) | **4.40** | 4.10 | 4.50 |
| | **2011** | 2010 | 2009 |
| **Net Periodic Benefit Cost** | | | |
| Discount rate | **5.00** | 5.50 | 6.50 |
| Salary increase | **4.10** | 4.50 | 4.50 |
| Expected long-term rate of return on plan assets | **8.25** | 8.50 | 8.50 |

The discount rate used to determine the current year other post-retirement benefits obligation and following year's other post-retirement benefits expense is based on a bond selection-settlement portfolio approach. This approach develops a discount rate by selecting a portfolio of high quality corporate bonds that generate sufficient cash flow to provide for the projected benefit payments of the plan. The selected bond portfolio is derived from a universe of non-callable corporate bonds rated Aa quality or higher. After the bond portfolio is selected, a single interest rate is determined that equates the present value of the plan's projected benefit payments discounted at this rate with the market value of the bonds selected.

**Non-Qualified Pension Plans**

**Components of Net Periodic Pension Costs as allocated by Duke Energy: Non-Qualified Pension Plans**

| | For the Years Ended December 31, | | |
|---|---|---|---|
| (in millions) | **2011** | 2010 | 2009 |
| Amortization of prior service cost | **$—** | $1 | $1 |
| Interest cost on projected benefit obligation | **1** | 1 | 1 |
| Net periodic pension costs | **$ 1** | $2 | $2 |

**Other Changes in Plan Assets and Projected Benefit Obligations Recognized in Regulatory Assets: Non-Qualified Pension Plans**

| | For the Years Ended December 31, | |
|---|---|---|
| | **2011** | 2010 |
| | (in millions) | |
| Regulatory assets, net increase | **$—** | $3 |

**Reconciliation of Funded Status to Net Amount Recognized: Non-Qualified Pension Plans**

| | As of and for the Years Ended December 31, | |
|---|---|---|
| (in millions) | **2011** | 2010 |
| **Change in Projected Benefit Obligation** | | |
| Obligation at prior measurement date | **$21** | $22 |
| Transfers | **(1)** | — |
| Interest cost | **1** | 1 |
| Actuarial losses | **—** | 1 |
| Benefits paid | **(3)** | (3) |
| Obligation at measurement date | **$18** | $21 |
| **Change in Fair Value of Plan Assets** | | |
| Benefits paid | **$ (3)** | $ (3) |
| Employer contributions | **3** | 3 |
| Plan assets at measurement date | **$—** | $— |

The accumulated benefit obligation was $17 million and $20 million at December 31, 2011 and 2010, respectively.

**Amounts Recognized in the Consolidated Balance Sheets: Non-Qualified Pension Plans**

The following table provides the amounts related to Duke Energy Carolinas' non-qualified pension plans that are reflected in Other within Deferred Credits and Other Liabilities on the Consolidated Balance Sheets at December 31, 2011 and 2010:

| | As of December 31, | |
|---|---|---|
| (in millions) | **2011** | 2010 |
| Accrued pension liability[(a)] | **$(18)** | $(21) |

(a) Includes $3 million and $5 million recognized in Other within Current Liabilities on the Consolidated Balance Sheets as of December 31, 2011 and 2010, respectively.

The following table provides the amounts related to Duke Energy's non-qualified pension plans that are reflected in Other within Regulatory Assets and Deferred Debits on the Consolidated Balance Sheets at December 31, 2011 and 2010:

| | As of December 31, | |
|---|---|---|
| (in millions) | **2011** | 2010 |
| Regulatory assets | **$3** | $3 |

Of the amounts above, an insignificant amount will be recognized in net periodic pension costs in 2012.

**Additional Information: Non-Qualified Pension Plans**

**Information for Plans with Accumulated Benefit Obligation in Excess of Plan Assets as allocated by Duke Energy**

| | As of December 31, | |
|---|---|---|
| | **2011** | 2010 |
| | (in millions) | |
| Projected benefit obligation | **$18** | $21 |
| Accumulated benefit obligation | **17** | 20 |
| Fair value of plan assets | **—** | — |

*Assumptions Used for Pension Benefits Accounting*

| | As of December 31, | | |
|---|---|---|---|
| (percentages) | **2011** | 2010 | 2009 |
| **Benefit Obligations** | | | |
| Discount rate | **5.10** | 5.00 | 5.50 |
| Salary increase | **4.40** | 4.10 | 4.50 |
| | **2011** | 2010 | 2009 |
| **Determined Expense** | | | |
| Discount rate | **5.00** | 5.50 | 6.50 |
| Salary increase | **4.10** | 4.50 | 4.50 |

The discount rate used to determine the current year other post-retirement benefits obligation and following year's other post-retirement benefits expense is based on a bond selection-settlement portfolio approach. This approach develops a discount rate by selecting a portfolio of high quality corporate bonds that generate sufficient cash flow to provide for the projected benefit payments of the plan. The selected bond portfolio is derived from a universe of non-callable corporate bonds rated Aa quality or higher. After the bond portfolio is selected, a single interest rate is determined that equates the present value of the plan's projected benefit payments discounted at this rate with the market value of the bonds selected.

**Other Post-Retirement Benefit Plans**

In conjunction with Duke Energy, Duke Energy Carolinas provides some health care and life insurance benefits for retired employees on a contributory and non-contributory basis. Employees are eligible for these benefits if they have met age and service requirements at retirement, as defined in the plans.

These benefit costs are accrued over an employee's active service period to the date of full benefits eligibility. The net unrecognized transition obligation is amortized over 20 years. Actuarial gains and losses are amortized over the average remaining service period of the active employees. The average remaining service period of the active employees covered by the plan is ten years.

**Components of Net Periodic Other Post-Retirement Benefit Costs as allocated by Duke Energy**

| | For the Years Ended December 31, | | |
|---|---|---|---|
| | **2011** | 2010 | 2009 |
| | (in millions) | | |
| Service cost benefit earned during the year | **$ 2** | $ 2 | $ 2 |
| Interest cost on accumulated post-retirement benefit obligation | **16** | 17 | 21 |
| Expected return on plan assets | **(10)** | (10) | (11) |
| Amortization of prior service credit | **(5)** | (5) | (5) |
| Amortization of net transition liability | **9** | 9 | 9 |
| Amortization of actuarial loss | **2** | 3 | 1 |
| Net periodic other post-retirement benefit costs | **$ 14** | $ 16 | $ 17 |

**Other Changes in Plan Assets and Projected Benefit Obligations Recognized in Regulatory Assets: Other Post-Retirement Benefit Plans**

| | For the Years Ended December 31, | |
|---|---|---|
| | **2011** | 2010 |
| | (in millions) | |
| Regulatory assets, net (decrease) increase | **$(12)** | $49 |

## Combined Notes to Consolidated Financial Statements – (Continued)

**Reconciliation of Funded Status to Accrued Other Post-Retirement Benefit Costs**

| | As of and for the Years Ended December 31, | |
|---|---|---|
| (in millions) | **2011** | 2010 |
| **Change in Benefit Obligation** | | |
| Accumulated post-retirement benefit obligation at prior measurement date | **$326** | $338 |
| Service cost | **2** | 2 |
| Interest cost | **16** | 17 |
| Plan participants' contributions | **21** | 24 |
| Actuarial gain | **(12)** | (14) |
| Transfer | **(1)** | (1) |
| Plan transfer | **(1)** | — |
| Benefits paid | **(44)** | (44) |
| Early retiree reinsurance program subsidy | **2** | — |
| Accrued retiree drug subsidy | **3** | 4 |
| Accumulated post-retirement benefit obligation at measurement date | **$312** | $326 |
| **Change in Fair Value of Plan Assets** | | |
| Plan assets at prior measurement date | **$125** | $114 |
| Actual return on plan assets | **2** | 13 |
| Benefits paid | **(44)** | (44) |
| Employer contributions | **16** | 18 |
| Plan participants' contributions | **21** | 24 |
| Plan assets at measurement date | **$120** | $125 |

**Amounts Recognized in the Consolidated Balance Sheets: Other Post-Retirement Benefit Plans**

The following table provides the amounts related to Duke Energy Carolinas' other post-retirement benefit plans that are reflected in Other within Deferred Credits and Other Liabilities on the Consolidated Balance Sheets at December 31, 2011 and 2010:

| | As of December 31, | |
|---|---|---|
| (in millions) | **2011** | 2010 |
| Accrued other post-retirement liability | **$(192)** | $(201) |

The following table provides the amounts related to Duke Energy Carolinas' other post-retirement benefit plans that are reflected in Other within Regulatory Assets and Deferred Debits on the Consolidated Balance Sheets at December 31, 2011 and 2010:

| | As of December 31, | |
|---|---|---|
| (in millions) | **2011** | 2010 |
| Regulatory assets | **$37** | $49 |

Of the amounts above, $6 million of unrecognized net transition obligation, $3 million of unrecognized losses and $5 million of unrecognized prior service credit (which will reduce pension expense) will be recognized in net periodic pension costs in 2012.

**Assumptions Used for Other Post-Retirement Benefits Accounting**

| (percentages) | **2011** | 2010 | 2009 |
|---|---|---|---|
| **Determined Benefit Obligations** | | | |
| Discount rate | **5.10** | 5.00 | 5.50 |
| | **2011** | 2010 | 2009 |
| **Determined Expense** | | | |
| Discount rate | **5.00** | 5.50 | 6.50 |
| Expected long-term rate of return on plan assets | **5.36-8.25** | 5.53-8.50 | 5.53-8.50 |
| Assumed tax rate[(a)] | **35.0** | 35.0 | 35.0 |

(a) Applicable to the health care portion of funded post-retirement benefits.

The discount rate used to determine the current year other post-retirement benefits obligation and following year's other post-retirement benefits expense is based on a bond selection-settlement portfolio approach. This approach develops a discount rate by selecting a portfolio of high quality corporate bonds that generate sufficient cash flow to provide for the projected benefit payments of the plan. The selected bond portfolio is derived from a universe of non-callable corporate bonds rated Aa quality or higher. After the bond portfolio is selected, a single interest rate is determined that equates the present value of the plan's projected benefit payments discounted at this rate with the market value of the bonds selected.

**Assumed Health Care Cost Trend Rate**

| | **2011** | 2010 |
|---|---|---|
| Health care cost trend rate assumed for next year | **8.75%** | 8.50% |
| Rate to which the cost trend is assumed to decline (the ultimate trend rate) | **5.00%** | 5.00% |
| Year that the rate reaches the ultimate trend rate | **2020** | 2020 |

**Sensitivity to Changes in Assumed Health Care Cost Trend Rates**

| (in millions) | 1-Percentage-Point Increase | 1-Percentage-Point Decrease |
|---|---|---|
| Effect on total service and interest costs | $ 1 | $ (1) |
| Effect on post-retirement benefit obligation | 13 | (12) |

## Combined Notes to Consolidated Financial Statements – (Continued)

### Expected Benefit Payments: Defined Benefit Retirement Plans

The following table presents Duke Energy's expected benefit payments made on behalf of Duke Energy Carolinas to participants in its qualified, non-qualified and other post-retirement benefit plans over the next 10 years, which are primarily paid out of the assets of the various trusts. These benefit payments reflect expected future service, as appropriate.

| (in millions) | Qualified Plans | Non-Qualified Plans | Other Post-Retirement Plans(a) | Total |
|---|---|---|---|---|
| Years Ended December 31, | | | | |
| 2012 | $186 | $ 3 | $ 22 | $211 |
| 2013 | 186 | 3 | 23 | 212 |
| 2014 | 185 | 3 | 24 | 212 |
| 2015 | 183 | 3 | 25 | 211 |
| 2016 | 179 | 2 | 26 | 207 |
| 2017 – 2021 | 806 | 10 | 129 | 945 |

(a) Duke Energy expects to receive on behalf of Duke Energy Carolinas, future subsidies under Medicare Part D of $2 million in each of the years 2012-2016 and a total of $9 million during the years 2017-2021.

### Employee Savings Plans

Duke Energy sponsors, and Duke Energy Carolinas participates in, an employee savings plan that covers substantially all U.S. employees. Duke Energy contributes a matching contribution equal to 100% of employee before-tax and Roth 401(k) contributions, of up to 6% of eligible pay per pay period. Duke Energy Carolinas expensed pre-tax plan contributions, as allocated by Duke Energy, of $37 million in 2011, $36 million in 2010 and $36 million in 2009.

### DUKE ENERGY OHIO

### Duke Energy Retirement Plans.

Duke Energy Ohio participates in qualified and non-qualified defined benefit pension plans and other post-retirement benefit plans sponsored by Duke Energy. Duke Energy allocates pension and other post-retirement obligations and costs related to these plans to Duke Energy Ohio.

Net periodic benefit cost disclosed in the tables below for the qualified, non-qualified and other post-retirement benefit plans represent the cost of the respective plan for the periods presented. However, portions of the net periodic benefit cost disclosed in the tables have been capitalized as a component of property, plant and equipment.

Duke Energy uses a December 31 measurement date for its defined benefit retirement plan assets and obligations.

Amounts presented in the tables below represent the amounts of pension and other post-retirement benefit cost allocated to Duke Energy Ohio. Additionally, Duke Energy Ohio is allocated its proportionate share of pension and other post-retirement benefit cost for employees of Duke Energy's shared services affiliate that provides support to Duke Energy Ohio. These allocated amounts are included in the governance and shared services costs discussed in Note 13.

### Qualified Pension Plans

Duke Energy's qualified defined benefit pension plans cover substantially all employees meeting certain minimum age and service requirements. The plans cover most employees using a cash balance formula. Under a cash balance formula, a plan participant accumulates a retirement benefit consisting of pay credits that are based upon a percentage (which varies with age and years of service) of current eligible earnings and current interest credits. Certain legacy Cinergy employees are covered under plans that use a final average earnings formula. Under a final average earnings formula, a plan participant accumulates a retirement benefit equal to a percentage of their highest 3-year average earnings, plus a percentage of their highest 3-year average earnings in excess of covered compensation per year of participation (maximum of 35 years), plus a percentage of their highest 3-year average earnings times years of participation in excess of 35 years. Duke Energy Ohio also participates in Duke Energy sponsored non-qualified, non-contributory defined benefit pension plans which cover certain executives.

Duke Energy's policy is to fund amounts on an actuarial basis to provide assets sufficient to meet benefits to be paid to plan participants. The following table includes information related to Duke Energy Ohio's contributions to Duke Energy's qualified defined benefit pension plans.

| | Years ended December 31, | | | |
|---|---|---|---|---|
| (in millions) | 2012 | **2011** | 2010 | 2009 |
| Contributions made | — | **$48** | $45 | $210 |
| Anticipated contributions | $29 | — | — | — |

Actuarial gains and losses are amortized over the average remaining service period of active employees. The average remaining service period of active employees covered by the qualified retirement plans is ten years. The average remaining service period of active employees covered by the non-qualified retirement plans is also ten years. Duke Energy determines the market-related value of plan assets using a calculated value that recognizes changes in fair value of the plan assets over five years.

## Combined Notes to Consolidated Financial Statements – (Continued)

**Components of Net Periodic Pension Costs as allocated by Duke Energy: Qualified Pension Plans**

| | For the Years Ended December 31, | | |
|---|---|---|---|
| (in millions) | **2011**[(a)] | 2010[(a)] | 2009[(a)] |
| Service cost | **$ 7** | $ 7 | $ 8 |
| Interest cost on projected benefit obligation | **32** | 33 | 38 |
| Expected return on plan assets | **(44)** | (44) | (43) |
| Amortization of prior service cost | **1** | 1 | 1 |
| Amortization of actuarial loss | **7** | 4 | — |
| Other | **2** | 2 | 2 |
| Net periodic pension costs | **$ 5** | $ 3 | $ 6 |

(a) These amounts exclude $7 million, $7 million and $4 million for the years ended December 31, 2011, 2010 and 2009, respectively, of regulatory asset amortization resulting from purchase accounting adjustments associated with Duke Energy's merger with Cinergy in April 2006.

**Other Changes in Plan Assets and Projected Benefit Obligations Recognized in Regulatory Assets and AOCI: Qualified Pension Plans**

| | For the Years Ended December 31, | |
|---|---|---|
| (in millions) | **2011** | 2010 |
| Regulatory assets, net increase | **$11** | $ 6 |
| Accumulated other comprehensive (income) loss | | |
| Deferred income tax asset | **1** | 4 |
| Actuarial loss (gain) arising during the year | **10** | (9) |
| Amortization of prior year actuarial losses | **(3)** | (1) |
| Amortization of prior year prior service cost | **—** | (1) |
| Net amount recognized in accumulated other comprehensive (income) loss | **$ 8** | $(7) |

**Reconciliation of Funded Status to Net Amount Recognized: Qualified Pension Plans**

| | As of and for the Years Ended December 31, | |
|---|---|---|
| (in millions) | **2011** | 2010 |
| **Change in Projected Benefit Obligation** | | |
| Obligation at prior measurement date | **$651** | $689 |
| Service cost | **7** | 7 |
| Interest cost | **32** | 33 |
| Actuarial (gains) losses | **(9)** | 24 |
| Plan amendments | **—** | — |
| Transfers | **(17)** | (54) |
| Benefits paid | **(37)** | (48) |
| Obligation at measurement date | **$627** | $651 |

The accumulated benefit obligation was $602 million and $616 million at December 31, 2011 and 2010, respectively.

| | As of and for the Years Ended December 31, | |
|---|---|---|
| (in millions) | **2011** | 2010 |
| **Change in Fair Value of Plan Assets** | | |
| Plan assets at prior measurement date | **$565** | $557 |
| Actual return on plan assets | **6** | 65 |
| Transfers | **(17)** | (54) |
| Benefits paid | **(37)** | (48) |
| Employer contributions | **48** | 45 |
| Plan assets at measurement date | **$565** | $565 |

**Amounts Recognized in the Consolidated Balance Sheets: Qualified Pension Plans**

The following table provides the amounts related to Duke Energy Ohio's qualified pension plans that are reflected in Other within Deferred Credits and Other Liabilities on the Consolidated Balance Sheets at December 31, 2011 and 2010:

| | As of and for the Years Ended December 31, | |
|---|---|---|
| (in millions) | **2011** | 2010 |
| Accrued pension liability | **$(62)** | $(86) |

The following table provides the amounts related to Duke Energy Ohio's qualified pension plans that are reflected in Other within Regulatory Assets and Deferred Debits and AOCI on the Consolidated Balance Sheets at December 31, 2011 and 2010:

| | As of December 31, | |
|---|---|---|
| (in millions) | **2011** | 2010 |
| Regulatory assets | **$122** | $111 |
| Accumulated Other Comprehensive (Income) Loss | | |
| Deferred income tax asset | **$ (15)** | $ (16) |
| Prior service cost | **1** | 1 |
| Net actuarial loss | **52** | 45 |
| Net amount recognized accumulated other comprehensive loss (income) | **$ 38** | $ 30 |

Of the amounts above, approximately $9 million of unrecognized net actuarial loss and approximately $1 million of unrecognized prior service cost will be recognized in net periodic pension costs in 2012.

## Combined Notes to Consolidated Financial Statements – (Continued)

**Additional Information: Qualified Pension Plans**

**Information for Plans with Accumulated Benefit Obligation in Excess of Plan Assets as allocated by Duke Energy**

| | As of December 31, | |
|---|---|---|
| (in millions) | 2011 | 2010 |
| Projected benefit obligation | $— | $651 |
| Accumulated benefit obligation | — | 616 |
| Fair value of plan assets | — | 565 |

**Assumptions Used for Pension Benefits Accounting**

| | As of December 31, | | |
|---|---|---|---|
| (percentages) | 2011 | 2010 | 2009 |
| **Benefit Obligations** | | | |
| Discount rate | 5.10 | 5.00 | 5.50 |
| Salary increase (graded by age) | 4.40 | 4.10 | 4.50 |
| | 2011 | 2010 | 2009 |
| **Determined Expense** | | | |
| Discount rate | 5.00 | 5.50 | 6.50 |
| Salary increase | 4.10 | 4.50 | 4.50 |
| Expected long-term rate of return on plan assets | 8.25 | 8.50 | 8.50 |

The discount rate used to determine the current year other post-retirement benefits obligation and following year's other post-retirement benefits expense is based on a bond selection-settlement portfolio approach. This approach develops a discount rate by selecting a portfolio of high quality corporate bonds that generate sufficient cash flow to provide for the projected benefit payments of the plan. The selected bond portfolio is derived from a universe of non-callable corporate bonds rated Aa quality or higher. After the bond portfolio is selected, a single interest rate is determined that equates the present value of the plan's projected benefit payments discounted at this rate with the market value of the bonds selected.

**Non-Qualified Pension Plans**

**Components of Net Periodic Pension Costs as allocated by Duke Energy: Non-Qualified Pension Plans**

Duke Energy Ohio's non-qualified pension plan pre-tax net periodic pension benefit costs as allocated by Duke Energy was insignificant for the years ended December 31, 2011, 2010 and 2009.

**Other Changes in Plan Assets and Projected Benefit Obligations**

**Recognized in Regulatory Assets and Accumulated Other Comprehensive Income: Non-Qualified Pension Plans**

Duke Energy Ohio's non-qualified pension plan Other Changes in Plan Assets and Projected Benefit Obligations Recognized in Regulatory Assets and Accumulated Other Comprehensive Income as allocated by Duke Energy was insignificant for the years ended December 31, 2011 and 2010.

**Reconciliation of Funded Status to Net Amount Recognized: Non-Qualified Pension Plans**

| | As of and for the Years Ended December 31, | |
|---|---|---|
| (in millions) | 2011 | 2010 |
| **Change in Projected Benefit Obligation** | | |
| Obligation at prior measurement date | $ 6 | $ 4 |
| Service cost | — | — |
| Interest cost | — | — |
| Actuarial losses | (1) | 3 |
| Benefits paid | (1) | (1) |
| Obligation at measurement date | $ 4 | $ 6 |
| **Change in Fair Value of Plan Assets** | | |
| Benefits paid | $(1) | $(1) |
| Employer contributions | 1 | 1 |
| Plan assets at measurement date | $— | $— |

The accumulated benefit obligation was $4 million and $6 million at December 31, 2011 and 2010, respectively.

**Amounts Recognized in the Consolidated Balance Sheets: Non-Qualified Pension Plans**

The following table provides the amounts related to Duke Energy Ohio's non-qualified pension plans that are reflected in Other within Deferred Credits and Other Liabilities on the Consolidated Balance Sheets at December 31, 2011 and 2010:

| | As of December 31, | |
|---|---|---|
| (in millions) | 2011 | 2010 |
| Accrued pension liability(a) | $(4) | $(6) |

(a) Includes $1 million recognized in Other within Current Liabilities on the Consolidated Balance Sheets as of both December 31, 2011 and 2010.

Amounts related to Duke Energy Ohio's non-qualified pension plans that are reflected in Other within Regulatory Assets and Deferred Debits and AOCI on the Consolidated Balance Sheets were insignificant at December 31, 2011 and 2010.

**Additional Information: Non-Qualified Pension Plans**

**Information for Plans with Accumulated Benefit Obligation in Excess of Plan Assets as allocated by Duke Energy**

| | As of December 31, | |
|---|---|---|
| (in millions) | 2011 | 2010 |
| Projected benefit obligation | $ 4 | $ 6 |
| Accumulated benefit obligation | 4 | 6 |
| Fair value of plan assets | — | — |

The discount rate used to determine the current year other post-retirement benefits obligation and following year's other post-retirement benefits expense is based on a bond selection-settlement

## Combined Notes to Consolidated Financial Statements – (Continued)

portfolio approach. This approach develops a discount rate by selecting a portfolio of high quality corporate bonds that generate sufficient cash flow to provide for the projected benefit payments of the plan. The selected bond portfolio is derived from a universe of non-callable corporate bonds rated Aa quality or higher. After the bond portfolio is selected, a single interest rate is determined that equates the present value of the plan's projected benefit payments discounted at this rate with the market value of the bonds selected.

**Assumptions Used for Pension Benefits Accounting**

| | As of December 31, | | |
|---|---|---|---|
| (percentages) | **2011** | 2010 | 2009 |
| **Benefit Obligations** | | | |
| Discount rate | **5.10** | 5.00 | 5.50 |
| Salary increase | **4.40** | 4.10 | 4.50 |
| **Net Periodic Benefit Cost** | | | |
| Discount rate | **5.00** | 5.50 | 6.50 |
| Salary increase | **4.10** | 4.50 | 4.50 |

**Other Post-Retirement Benefit Plans**

Duke Energy Ohio participates in other post-retirement benefit plans sponsored by Duke Energy. Duke Energy provides certain health care and life insurance benefits to retired employees and their eligible dependents on a contributory and non-contributory basis. These benefits are subject to minimum age and service requirements. The health care benefits include medical coverage, dental coverage, and prescription drug coverage and are subject to certain limitations, such as deductibles and co-payments. These benefit costs are accrued over an employee's active service period to the date of full benefits eligibility. The net unrecognized transition obligation is amortized over 20 years.

Actuarial gains and losses are amortized over the average remaining service period of the active employees. The average remaining service period of the active employees covered by the plan is 10 years. Duke Energy did not make any contributions to its other post-retirement plans in 2011, 2010 or 2009.

**Components of Net Periodic Other Post-Retirement Benefit Costs as allocated by Duke Energy**

| | For the Years Ended December 31, | | |
|---|---|---|---|
| (in millions) | **2011**(a) | 2010(a) | 2009(a) |
| Service cost | **$ 1** | $ 1 | $ 1 |
| Interest cost on accumulated post-retirement benefit obligation | **3** | 3 | 4 |
| Expected return on plan assets | **(1)** | (1) | (1) |
| Amortization of prior service credit | **(1)** | (1) | (1) |
| Amortization of actuarial gain | **(2)** | (2) | (2) |
| Net periodic other post-retirement benefit costs | **$—** | $— | $ 1 |

(a) These amounts exclude $2 million for each of the years ended December 31, 2011, 2010 and 2009 of regulatory asset amortization resulting from purchase accounting adjustments associated with Duke Energy's merger with Cinergy in April 2006.

**Other Changes in Plan Assets and Projected Benefit Obligations Recognized in Accumulated Other Comprehensive Income, Regulatory Assets and Regulatory Liabilities: Other Post-Retirement Benefit Plans**

| | For the Years Ended December 31, | |
|---|---|---|
| (in millions) | **2011** | 2010 |
| Regulatory liabilities, net decrease | **$(1)** | (4) |
| Accumulated other comprehensive (income)/loss | | |
| Deferred income tax liability | **(1)** | 3 |
| Actuarial loss (gain) arising during the year | **2** | (3) |
| Amortization of prior year actuarial gains | **1** | 1 |
| Net amount recognized in accumulated other comprehensive (income)/loss | **$ 2** | $ 1 |

**Reconciliation of Funded Status to Accrued Other Post-Retirement Benefit Costs**

| | As of and for the Years Ended December 31, | |
|---|---|---|
| (in millions) | **2011** | 2010 |
| **Change in Benefit Obligation** | | |
| Accumulated post-retirement benefit obligation at prior measurement date | **$66** | $70 |
| Service cost | **1** | 1 |
| Interest cost | **3** | 3 |
| Plan participants' contributions | **1** | 1 |
| Actuarial loss | **—** | 2 |
| Transfers | **(2)** | (6) |
| Benefits paid | **(8)** | (5) |
| Accumulated post-retirement benefit obligation at measurement date | **$61** | $66 |
| **Change in Fair Value of Plan Assets** | | |
| Plan assets at prior measurement date | **$ 8** | $ 7 |
| Actual return on plan assets | **—** | 2 |
| Benefits paid | **(8)** | (5) |
| Employer contributions | **8** | 3 |
| Plan participants' contributions | **1** | 1 |
| Plan assets at measurement date | **$ 9** | $ 8 |

## Combined Notes to Consolidated Financial Statements – (Continued)

**Amounts Recognized in the Consolidated Balance Sheets: Other Post-Retirement Benefit Plans**

The following table provides the amounts related to Duke Energy Ohio's other post-retirement benefit plans that are reflected in Other within Deferred Credits and Other Liabilities on the Consolidated Balance Sheets at December 31, 2011 and 2010:

| | As of December 31, | |
|---|---|---|
| (in millions) | **2011** | 2010 |
| Accrued other post-retirement liability[a] | **$(52)** | $(58) |

(a) Includes $2 million recognized in Other within Current Liabilities on the Consolidated Balance Sheets as of both December 31, 2011 and 2010.

The following table provides the amounts related to Duke Energy Ohio's other post-retirement benefit plans that are reflected in Other within Deferred Credits and Other Liabilities and AOCI on the Consolidated Balance Sheets at December 31, 2011 and 2010:

| | As of December 31, | |
|---|---|---|
| (in millions) | **2011** | 2010 |
| Regulatory liabilities | **$19** | $ 20 |
| Accumulated other comprehensive income | | |
| Deferred income tax liability | **$ 4** | $ 5 |
| Prior service credit | **(1)** | (1) |
| Net actuarial loss gain | **(9)** | (12) |
| Net amount recognized in accumulated other comprehensive (income)/loss | **$ (6)** | $ (8) |

Of the amounts above, $2 million of unrecognized gains and $1 million of unrecognized prior service credit (which will reduce pension expense) will be recognized in net periodic pension costs in 2012.

***Assumptions Used for Other Post-retirement Benefits Accounting***

| (percentages) | **2011** | 2010 | 2009 |
|---|---|---|---|
| **Benefit Obligations** | | | |
| Discount rate | **5.10** | 5.00 | 5.50 |
| **Net Periodic Benefit Cost** | | | |
| Discount rate | **5.00** | 5.50 | 6.50 |
| Expected long-term rate of return on plan assets | **8.25** | 8.50 | 8.50 |

**Assumed Health Care Cost Trend Rate**

| | **2011** | 2010 |
|---|---|---|
| Health care cost trend rate assumed for next year | **8.75%** | 8.50% |
| Rate to which the cost trend is assumed to decline (the ultimate trend rate) | **5.00%** | 5.00% |
| Year that the rate reaches the ultimate trend rate | **2020** | 2020 |

**Sensitivity to Changes in Assumed Health Care Cost Trend Rates**

| (in millions) | 1-Percentage-Point Increase | 1-Percentage-Point Decrease |
|---|---|---|
| Effect on total service and interest costs | $ 1 | $ (1) |
| Effect on post-retirement benefit obligation | 18 | (16) |

**Expected Benefit Payments**

The following table presents Duke Energy's expected benefit payments made on behalf of Duke Energy Ohio to participants in its qualified, non-qualified and other post-retirement benefit plans over the next 10 years, which are primarily paid out of the assets of the various trusts. These benefit payments reflect expected future service, as appropriate.

| (in millions) | Qualified Plans | Non-Qualified Plans | Other Post-Retirement Plans | Total |
|---|---|---|---|---|
| Years Ended December 31, | | | | |
| 2012 | $ 46 | $1 | $ 5 | $ 52 |
| 2013 | 45 | 1 | 5 | 51 |
| 2014 | 44 | 1 | 6 | 51 |
| 2015 | 43 | 1 | 6 | 50 |
| 2016 | 44 | 1 | 6 | 51 |
| 2017 – 2021 | 241 | 3 | 27 | 271 |

**Employee Savings Plans**

Duke Energy sponsors, and Duke Energy Ohio participates in, an employee savings plan that covers substantially all U.S. employees. Duke Energy contributes a matching contribution equal to 100% of employee before-tax and Roth 401(k) employee contributions, of up to 6% of eligible pay per period. Duke Energy Ohio expensed pre-tax plan contributions, as allocated by Duke Energy, of $4 million in 2011, $4 million in 2010 and $4 million in 2009.

**DUKE ENERGY INDIANA**

**Duke Energy Retirement Plans.**

Duke Energy Indiana participates in qualified and non-qualified defined benefit pension plans and other post-retirement benefit plans sponsored by Duke Energy. Duke Energy allocates pension and other post-retirement obligations and costs related to these plans to Duke Energy Indiana.

Net periodic benefit cost disclosed below for the qualified, non-qualified and other post-retirement benefit plans represent the cost of the respective plan for the periods presented. However, portions of the net periodic costs disclosed have been capitalized as a component of property, plant and equipment.

## Combined Notes to Consolidated Financial Statements – (Continued)

Duke Energy uses a December 31 measurement date for its defined benefit retirement plan assets and obligations.

Amounts presented below represent the amounts of pension and other post-retirement benefit cost allocated to Duke Energy Indiana. Additionally, Duke Energy Indiana is allocated its proportionate share of pension and other post-retirement benefit cost for employees of Duke Energy's shared services affiliate that provides support to Duke Energy Indiana. These allocated amounts are included in the governance and shared services costs discussed in Note 13.

### Qualified Pension Plans

Duke Energy's qualified defined benefit pension plans cover substantially all employees meeting certain minimum age and service requirements. The plans cover most employees using a cash balance formula. Under a cash balance formula, a plan participant accumulates a retirement benefit consisting of pay credits that are based upon a percentage (which varies with age and years of service) of current eligible earnings and current interest credits. Certain legacy Cinergy employees are covered under plans that use a final average earnings formula. Under a final average earnings formula, a plan participant accumulates a retirement benefit equal to a percentage of their highest 3-year average earnings, plus a percentage of their highest 3-year average earnings in excess of covered compensation per year of participation (maximum of 35 years), plus a percentage of their highest 3-year average earnings times years of participation in excess of 35 years. Duke Energy Indiana also participates in Duke Energy sponsored non-qualified, non-contributory defined benefit pension plans which cover certain executives.

Duke Energy's policy is to fund amounts on an actuarial basis to provide assets sufficient to meet benefits to be paid to plan participants. The following table includes information related to Duke Energy Indiana's contributions to Duke Energy's qualified defined benefit pension plans.

| | Years ended December 31, | | | |
|---|---|---|---|---|
| (in millions) | 2012 | **2011** | 2010 | 2009 |
| Contributions made | — | **$52** | $46 | $140 |
| Anticipated contributions | $24 | **—** | — | — |

Actuarial gains and losses are amortized over the average remaining service period of the active employees. The average remaining service period of the active employees covered by the qualified retirement plans is 10 years. The average remaining service period of the active employees covered by the qualified retirement plans is also 10 years. Duke Energy determines the market-related value of plan assets using a calculated value that recognizes changes in fair value of the plan assets over five years.

**Components of Net Periodic Pension Costs as allocated by Duke Energy: Qualified Pension Plans**

| | For the Years Ended December 31, | | |
|---|---|---|---|
| (in millions) | **2011** | 2010 | 2009 |
| Service cost | **$ 11** | $ 11 | $ 9 |
| Interest cost on projected benefit obligation | **30** | 32 | 33 |
| Expected return on plan assets | **(45)** | (45) | (42) |
| Amortization of prior service cost | **2** | 2 | 2 |
| Amortization of actuarial loss | **14** | 12 | 5 |
| Other | **2** | 2 | 2 |
| Net periodic pension costs | **$ 14** | $ 14 | $ 9 |

**Other Changes in Plan Assets and Projected Benefit Obligations Recognized in Regulatory Assets**

| | For the Years Ended December 31, | |
|---|---|---|
| (in millions) | **2011** | 2010 |
| Regulatory assets, net increase (decrease) | **$5** | $(4) |

**Reconciliation of Funded Status to Net Amount Recognized: Qualified Pension Plans**

| | As of and for the Years Ended December 31, | |
|---|---|---|
| (in millions) | **2011** | 2010 |
| **Change in Projected Benefit Obligation** | | |
| Obligation at prior measurement date | **$628** | $602 |
| Service cost | **11** | 11 |
| Interest cost | **30** | 32 |
| Actuarial (gains) losses | **(11)** | 32 |
| Plan amendments | **(1)** | 2 |
| Transfers | **1** | (7) |
| Benefits paid | **(45)** | (44) |
| Obligation at measurement date | **$613** | $628 |

The accumulated benefit obligation was $582 million and $578 million at December 31, 2011 and 2010, respectively.

| | As of and for the Years Ended December 31, | |
|---|---|---|
| (in millions) | **2011** | 2010 |
| **Change in Fair Value of Plan Assets** | | |
| Plan assets at prior measurement date | **$565** | $505 |
| Actual return on plan assets | **9** | 65 |
| Benefits paid | **(45)** | (44) |
| Transfers | **1** | (7) |
| Employer contributions | **52** | 46 |
| Plan assets at measurement date | **$582** | $565 |

## Combined Notes to Consolidated Financial Statements – (Continued)

**Amounts Recognized in the Consolidated Balance Sheets: Qualified Pension Plans**

The following table provides the amounts related to Duke Energy Indiana's qualified pension plans that are reflected in Other within Deferred Credits and Other Liabilities on the Consolidated Balance Sheets at December 31, 2011 and 2010:

| | As of and for the Years Ended December 31, | |
|---|---|---|
| (in millions) | **2011** | 2010 |
| Accrued pension liability | **$(31)** | $(63) |

The following table provides the amounts related to Duke Energy Indiana's qualified pension plans that are reflected in Other within Regulatory Assets and Deferred Debits on the Consolidated Balance Sheets at December 31, 2011 and 2010:

| | As of December 31, | |
|---|---|---|
| (in millions) | **2011** | 2010 |
| Regulatory assets | **$229** | $224 |

**Additional Information: Qualified Pension Plans**

**Information for Plans with Accumulated Benefit Obligation in Excess of Plan Assets as allocated by Duke Energy**

| | As of December 31, | |
|---|---|---|
| (in millions) | **2011** | 2010 |
| Projected benefit obligation | **$—** | $628 |
| Accumulated benefit obligation | **—** | 578 |
| Fair value of plan assets | **—** | 565 |

**Assumptions Used for Pension Benefits Accounting**

| | As of December 31, | | |
|---|---|---|---|
| | **2011** | 2010 | 2009 |
| | (percentages) | | |
| **Benefit Obligations** | | | |
| Discount rate | **5.10** | 5.00 | 5.50 |
| Salary increase | **4.40** | 4.10 | 4.50 |
| **Net Periodic Benefit Cost** | | | |
| Discount rate | **5.00** | 5.50 | 6.50 |
| Salary increase | **4.10** | 4.50 | 4.50 |
| Expected long-term rate of return on plan assets | **8.25** | 8.50 | 8.50 |

The discount rate used to determine the current year other post-retirement benefits obligation and following year's other post-retirement benefits expense is based on a bond selection-settlement portfolio approach. This approach develops a discount rate by selecting a portfolio of high quality corporate bonds that generate sufficient cash flow to provide for the projected benefit payments of the plan. The selected bond portfolio is derived from a universe of non-callable corporate bonds rated Aa quality or higher. After the bond portfolio is selected, a single interest rate is determined that equates the present value of the plan's projected benefit payments discounted at this rate with the market value of the bonds selected.

**Non-Qualified Pension Plans**

**Components of Net Periodic Pension Costs as allocated by Duke Energy: Non-Qualified Pension Plans**

Duke Energy Indiana's non-qualified pension plan pre-tax net periodic pension benefit costs, as allocated by Cinergy, were insignificant for the years ended December 31, 2011, 2010 and 2009.

**Other Changes in Plan Assets and Projected Benefit Obligations Recognized in Regulatory Assets: Non-Qualified Pension Plans**

| | For the year ended December 31, | |
|---|---|---|
| (in millions) | **2011** | 2010 |
| Regulatory assets, net (decrease) increase | **$(1)** | $1 |

**Reconciliation of Funded Status to Net Amount Recognized: Non-Qualified Pension Plans**

| | As of and for the Years Ended December 31, | |
|---|---|---|
| (in millions) | **2011** | 2010 |
| **Change in Projected Benefit Obligation** | | |
| Obligation at prior measurement date | **$ 6** | $ 6 |
| Actuarial losses | **(1)** | — |
| Obligation at measurement date | **$ 5** | $ 6 |
| **Change in Fair Value of Plan Assets** | | |
| Benefits paid | **$—** | $— |
| Employer contributions | **—** | — |
| Plan assets at measurement date | **$—** | $— |

The accumulated benefit obligation was $5 million and $6 million at December 31, 2011 and 2010, respectively.

**Amounts Recognized in the Consolidated Balance Sheets: Non-Qualified Pension Plans**

The following table provides the amounts related to Duke Energy Indiana's non-qualified pension plans that are reflected in Other within Deferred Credits and Other Liabilities on the Consolidated Balance Sheets at December 31, 2011 and 2010:

| | As of December 31, | |
|---|---|---|
| (in millions) | **2011** | 2010 |
| Accrued pension liability[(a)] | **$(5)** | $(6) |

(a) Includes $1 million recognized in Other within Current Liabilities on the Consolidated Balance Sheets as of both December 31, 2011 and 2010.

## Combined Notes to Consolidated Financial Statements – (Continued)

The following table provides the amounts related to Duke Energy Indiana's non-qualified pension plans that are reflected in Regulatory Assets on the Consolidated Balance Sheets at December 31, 2011 and 2010:

| | As of December 31, | |
|---|---|---|
| (in millions) | **2011** | 2010 |
| Regulatory assets | **$2** | $3 |

Of the amounts above, an insignificant amount will be recognized in net periodic pension costs in 2012.

**Additional Information: Non-Qualified Pension Plans**

**Information for Plans with Accumulated Benefit Obligation in Excess of Plan Assets as allocated by Duke Energy**

| | As of December 31, | |
|---|---|---|
| (in millions) | **2011** | 2010 |
| Projected benefit obligation | **$ 5** | $ 6 |
| Accumulated benefit obligation | **5** | 6 |
| Fair value of plan assets | **—** | — |

**Assumptions Used for Pension Benefits Accounting: Non-Qualified Plans**

| | As of December 31, | | |
|---|---|---|---|
| (percentages) | **2011** | 2010 | 2009 |
| **Benefit Obligations** | | | |
| Discount rate | **5.10** | 5.00 | 5.50 |
| Salary increase | **4.40** | 4.10 | 4.50 |
| **Net Periodic Benefit Cost** | | | |
| Discount rate | **5.00** | 5.50 | 6.50 |
| Salary increase | **4.10** | 4.50 | 4.50 |

The discount rate used to determine the current year other post-retirement benefits obligation and following year's other post-retirement benefits expense is based on a bond selection-settlement portfolio approach. This approach develops a discount rate by selecting a portfolio of high quality corporate bonds that generate sufficient cash flow to provide for the projected benefit payments of the plan. The selected bond portfolio is derived from a universe of non-callable corporate bonds rated Aa quality or higher. After the bond portfolio is selected, a single interest rate is determined that equates the present value of the plan's projected benefit payments discounted at this rate with the market value of the bonds selected.

**Other Post-Retirement Benefit Plans**

Duke Energy Indiana participates in other post-retirement benefit plans sponsored by Duke Energy. Duke Energy provides certain health care and life insurance benefits to retired employees and their eligible dependents on a contributory and non-contributory basis. These benefits are subject to minimum age and service requirements. The health care benefits include medical coverage, dental coverage, and prescription drug coverage and are subject to certain limitations, such as deductibles and co-payments. These benefit costs are accrued over an employee's active service period to the date of full benefits eligibility. The net unrecognized transition obligation is amortized over 20 years. Actuarial gains and losses are amortized over the average remaining service period of the active employees. The average remaining service period of the active employees covered by the plan is 11 years.

**Components of Net Periodic Other Post-Retirement Benefit Costs as allocated by Duke Energy**

| | For the Years Ended December 31, | | |
|---|---|---|---|
| (in millions) | **2011** | 2010 | 2009 |
| Service cost | **$ 1** | $ 1 | $ 1 |
| Interest cost on accumulated post-retirement benefit obligation | **7** | 8 | 11 |
| Expected return on plan assets | **(1)** | (1) | (1) |
| Amortization of actuarial loss (gain) | **2** | 1 | 2 |
| Net periodic other post-retirement benefit costs | **$ 9** | $ 9 | $13 |

**Other Changes in Plan Assets and Projected Benefit Obligations Recognized in Regulatory Assets and Regulatory Liabilities: Other Post-Retirement Benefit Plans**

| | For the year ended December 31, | |
|---|---|---|
| (in millions) | **2011** | 2010 |
| Regulatory assets, net decrease | **$ (7)** | $(12) |
| Regulatory liabilities, net increase (decrease) | **12** | (6) |

**Reconciliation of Funded Status to Accrued Other Post-Retirement Benefit Costs**

| (in millions) | As of and for the Years Ended December 31, 2011 | 2010 |
|---|---|---|
| **Change in Benefit Obligation** | | |
| Accumulated post-retirement benefit obligation at prior measurement date | **$152** | $154 |
| Service cost | **1** | 1 |
| Interest cost | **7** | 8 |
| Plan participants' contributions | **4** | 3 |
| Actuarial (gain) loss | **(17)** | 1 |
| Benefits paid | **(14)** | (15) |
| Transfers | **—** | (1) |
| Early retiree reinsurance program subsidy | **1** | — |
| Accrued retiree drug subsidy | **1** | 1 |
| Accumulated post-retirement benefit obligation at measurement date | **$135** | $152 |
| **Change in Fair Value of Plan Assets** | | |
| Plan assets at prior measurement date | **$ 14** | $ 13 |
| Actual return on plan assets | **—** | 2 |
| Benefits paid | **(14)** | (15) |
| Employer contributions | **10** | 11 |
| Plan participants' contributions | **4** | 3 |
| Plan assets at measurement date | **$ 14** | $ 14 |

**Amounts Recognized in the Consolidated Balance Sheets: Other Post-Retirement Benefit Plans**

The following table provides the amounts related to Duke Energy Indiana's other post-retirement benefit plans that are reflected in Other within Deferred Credits and Other Liabilities on the Consolidated Balance Sheets at December 31, 2011 and 2010:

| (in millions) | As of December 31, 2011 | 2010 |
|---|---|---|
| Accrued other post-retirement liability[(a)] | **$(121)** | $(138) |

(a) Includes an insignificant amount recognized in Other within Current Liabilities on the Consolidated Balance Sheets as of both December 31, 2011 and 2010.

The following table provides the amounts related to Duke Energy Indiana's other post-retirement benefit plans that are reflected in Other within Regulatory Assets and Deferred Debits and within Other within Deferred Credits and Other Liabilities on the Consolidated Balance Sheets at December 31, 2011 and 2010:

| | As of December 31, 2011 | 2010 |
|---|---|---|
| | (in millions) | |
| Regulatory assets | **$83** | $90 |
| Regulatory liabilities | **70** | 58 |

**Assumptions Used for Other Post-retirement Benefits Accounting**

| (percentages) | As of December 31, 2011 | 2010 | 2009 |
|---|---|---|---|
| **Benefit Obligations** | | | |
| Discount rate | **5.10** | 5.00 | 5.50 |
| **Net Periodic Benefit Cost** | | | |
| Discount rate | **5.00** | 5.50 | 6.50 |
| Expected long-term rate of return on plan assets | **8.25** | 8.50 | 8.50 |

The discount rate used to determine the current year other post-retirement benefits obligation and following year's other post-retirement benefits expense is based on a bond selection-settlement portfolio approach. This approach develops a discount rate by selecting a portfolio of high quality corporate bonds that generate sufficient cash flow to provide for the projected benefit payments of the plan. The selected bond portfolio is derived from a universe of non-callable corporate bonds rated Aa quality or higher. After the bond portfolio is selected, a single interest rate is determined that equates the present value of the plan's projected benefit payments discounted at this rate with the market value of the bonds selected.

**Assumed Health Care Cost Trend Rate**

| | 2011 | 2010 |
|---|---|---|
| Health care cost trend rate assumed for next year | **8.75%** | 8.50% |
| Rate to which the cost trend is assumed to decline (the ultimate trend rate) | **5.00%** | 5.00% |
| Year that the rate reaches the ultimate trend rate | **2020** | 2020 |

***Sensitivity to Changes in Assumed Health Care Cost Trend Rates***

| (in millions) | 1-Percentage-Point Increase | 1-Percentage-Point Decrease |
|---|---|---|
| Effect on total service and interest costs | $ 1 | $ (1) |
| Effect on post-retirement benefit obligation | 18 | (16) |

## Combined Notes to Consolidated Financial Statements – (Continued)

**Expected Benefit Payments**

The following table presents Duke Energy's expected benefit payments to participants on behalf of Duke Energy Indiana in its qualified, non-qualified and other post-retirement benefit plans over the next 10 years, which are primarily paid out of the assets of the various trusts. These benefit payments reflect expected future service, as appropriate.

| (in millions) | Qualified Plans | Non-Qualified Plans | Other Post-Retirement Plans(a) | Total |
|---|---|---|---|---|
| Years Ended December 31, | | | | |
| 2012 | $ 46 | $1 | $12 | $ 59 |
| 2013 | 43 | 1 | 13 | 57 |
| 2014 | 42 | 1 | 13 | 56 |
| 2015 | 42 | 1 | 13 | 56 |
| 2016 | 43 | 1 | 13 | 57 |
| 2017 – 2021 | 223 | 3 | 61 | 287 |

(a) Duke Energy expects to receive future subsidies under Medicare Part D on behalf of Duke Energy Indiana of $1 million in each of the years 2012-2016 and a total of $5 million during the years 2017-2021.

**Employee Savings Plans**

Duke Energy sponsors, and Duke Energy Indiana participates in, an employee savings plan that covers substantially all U.S. employees. Duke Energy contributes a matching contribution equal to 100% of employee before-tax and Roth 401(k) employee contributions, of up to 6% of eligible pay per period. Duke Energy Indiana expensed pre-tax plan contributions, as allocated by Duke Energy, of $8 million in 2011, $6 million in 2010 and $5 million in 2009.

## 22. INCOME TAXES

Duke Energy and its subsidiaries file income tax returns in the U.S. with federal and various state governmental authorities, and in certain foreign jurisdictions. The taxable income of Duke Energy and its subsidiaries is reflected in Duke Energy's U.S. federal and state income tax returns. These subsidiaries have a tax sharing agreement with Duke Energy where the separate return method is used to allocate tax expenses and benefits to the subsidiaries whose investments or results of operations provide these tax expenses and benefits. The accounting for income taxes essentially represents the income taxes that each of these subsidiaries would incur if it were a separate company filing its own tax return as a C-Corporation.

The following details the components of income tax expense:

**INCOME TAX EXPENSE**

| | For the Year Ended December 31, 2011 | | | |
|---|---|---|---|---|
| (in millions) | Duke Energy | Duke Energy Carolinas | Duke Energy Ohio | Duke Energy Indiana |
| Current income taxes | | | | |
| Federal | $ (37) | $(122) | $ (95) | $ 95 |
| State | 21 | 30 | 1 | 42 |
| Foreign | 164 | — | — | — |
| Total current income taxes | 148 | (92) | (94) | 137 |
| Deferred income taxes | | | | |
| Federal | 526 | 531 | 194 | (38) |
| State | 56 | 40 | (2) | (23) |
| Foreign | 32 | — | — | — |
| Total deferred income taxes | 614 | 571 | 192 | (61) |
| Investment tax credit amortization | (10) | (7) | (2) | (2) |
| Total income tax expense included in Consolidated Statements of Operations(a) | $752 | $ 472 | $ 96 | $ 74 |

(a) Included in the "Total current income taxes" line above are uncertain tax benefits relating primarily to certain temporary differences of $43 million at Duke Energy, $43 million at Duke Energy Carolinas, $3 million at Duke Energy Ohio and $3 million at Duke Energy Indiana. The offset to these temporary differences are included in the "Total deferred income taxes" line above.

## Combined Notes to Consolidated Financial Statements – (Continued)

| | For the Year Ended December 31, 2010 | | | |
|---|---|---|---|---|
| (in millions) | Duke Energy | Duke Energy Carolinas | Duke Energy Ohio | Duke Energy Indiana |
| Current income taxes | | | | |
| Federal | $ (5) | $ 3 | $107 | $ (3) |
| State | 39 | (2) | 8 | 16 |
| Foreign | 125 | — | — | — |
| Total current income taxes | 159 | 1 | 115 | 13 |
| Deferred income taxes | | | | |
| Federal | 639 | 388 | 6 | 123 |
| State | 83 | 75 | 12 | 22 |
| Foreign | 20 | — | — | — |
| Total deferred income taxes | 742 | 463 | 18 | 145 |
| Investment tax credit amortization | (11) | (7) | (1) | (2) |
| Total income tax expense from continuing operations | 890 | 457 | 132 | 156 |
| Total income tax benefit from discontinued operations | (1) | — | — | — |
| Total income tax expense included in Consolidated Statements of Operations[(a)] | $889 | $457 | $132 | $156 |

(a) Included in the "Total current income taxes" line above are uncertain tax benefits relating primarily to certain temporary differences of $392 million at Duke Energy, $300 million at Duke Energy Carolinas, $3 million at Duke Energy Ohio and $7 million at Duke Energy Indiana. The offset to these temporary differences are included in the "Total deferred income taxes" line above.

| | For the Year Ended December 31, 2009 | | | |
|---|---|---|---|---|
| (in millions) | Duke Energy | Duke Energy Carolinas | Duke Energy Ohio | Duke Energy Indiana |
| Current income taxes | | | | |
| Federal | $(271) | $(196) | $ 77 | $ 2 |
| State | 3 | (27) | 7 | 5 |
| Foreign | 96 | — | — | — |
| Total current income taxes | (172) | (223) | 84 | 7 |
| Deferred income taxes | | | | |
| Federal | 767 | 518 | 97 | 89 |
| State | 148 | 89 | 7 | 22 |
| Foreign | 27 | — | — | — |
| Total deferred income taxes | 942 | 607 | 104 | 111 |
| Investment tax credit amortization | (12) | (7) | (2) | (2) |
| Total income tax expense from continuing operations | 758 | 377 | 186 | 116 |
| Total income tax benefit from discontinued operations | (2) | — | — | — |
| Total income tax expense included in Consolidated Statements of Operations[(a)] | $ 756 | $ 377 | $186 | $116 |

(a) Included in the "Total current income taxes" line above are uncertain tax benefits relating primarily to certain temporary differences of $91 million at Duke Energy, uncertain tax expenses of $42 million, $22 million and $20 million at Duke Energy Carolinas, Duke Energy Ohio, and Duke Energy Indiana, respectively. The offset to these temporary differences are included in the "Total deferred income taxes" line above.

### Duke Energy Income from Continuing Operations before Income Taxes

| | For the Years Ended December 31, | | |
|---|---|---|---|
| (in millions) | **2011** | 2010 | 2009 |
| Domestic | **$1,780** | $1,731 | $1,433 |
| Foreign | **685** | 479 | 398 |
| Total income from continuing operations before income taxes | **$2,465** | $2,210 | $1,831 |

**Reconciliation of Income Tax Expense at the U.S. Federal Statutory Tax Rate to the Actual Tax Expense from Continuing Operations (Statutory Rate Reconciliation)**

| | For the Year Ended December 31, 2011 | | | |
|---|---|---|---|---|
| **(in millions)** | **Duke Energy** | **Duke Energy Carolinas** | **Duke Energy Ohio** | **Duke Energy Indiana** |
| Income tax expense, computed at the statutory rate of 35% | **$ 863** | **$ 457** | **$ 102** | **$ 85** |
| State income tax, net of federal income tax effect | **50** | **46** | **(1)** | **13** |
| Tax differential on foreign earnings | **(44)** | **—** | **—** | **—** |
| AFUDC equity income | **(91)** | **(59)** | **(2)** | **(31)** |
| Other items, net | **(26)** | **28** | **(3)** | **7** |
| Total income tax expense from continuing operations | **$ 752** | **$ 472** | **$ 96** | **$ 74** |
| Effective tax rate | **30.5%** | **36.1%** | **33.1%** | **30.6%** |

| | For the Year Ended December 31, 2010 | | | |
|---|---|---|---|---|
| (in millions) | Duke Energy | Duke Energy Carolinas | Duke Energy Ohio | Duke Energy Indiana |
| Income tax expense, computed at the statutory rate of 35% | $ 774 | $ 454 | $ (108) | $ 155 |
| State income tax, net of federal income tax effect | 82 | 48 | 14 | 26 |
| Tax differential on foreign earnings | (22) | — | — | — |
| Goodwill impairment charges | 175 | — | 237 | — |
| AFUDC equity income | (82) | (61) | (2) | (20) |
| Other items, net | (37) | 16 | (9) | (5) |
| Total income tax expense from continuing operations | $ 890 | $ 457 | $ 132 | $ 156 |
| Effective tax rate | 40.3% | 35.3% | (43.0)% | 35.5% |

| | For the Year Ended December 31, 2009 | | | |
|---|---|---|---|---|
| (in millions) | Duke Energy | Duke Energy Carolinas | Duke Energy Ohio | Duke Energy Indiana |
| Income tax expense, computed at the statutory rate of 35% | $ 641 | $ 378 | $ (84) | $ 111 |
| State income tax, net of federal income tax effect | 98 | 40 | 9 | 18 |
| Tax differential on foreign earnings | (16) | — | — | — |
| Goodwill impairment charges | 130 | — | 254 | — |
| AFUDC equity income | (53) | (44) | 1 | (10) |
| Other items, net | (42) | 3 | 6 | (3) |
| Total income tax expense from continuing operations | $ 758 | $ 377 | $ 186 | $ 116 |
| Effective tax rate | 41.4% | 34.9% | (77.5)% | 36.7% |

Valuation allowances have been established for certain foreign and state net operating loss carryforwards that reduce deferred tax assets to an amount that will be realized on a more-likely-than-not basis. The net change in the total valuation allowance is included in Tax differential on foreign earnings and State income tax, net of federal income tax effect in the above table.

**Net Deferred Income Tax Liability Components**

| | For the Year Ended December 31, 2011 | | | |
|---|---|---|---|---|
| **(in millions)** | **Duke Energy** | **Duke Energy Carolinas** | **Duke Energy Ohio** | **Duke Energy Indiana** |
| 2Deferred credits and other liabilities | **$ 790** | **$ 228** | **$ 68** | **$ 92** |
| Tax Credits and NOL Carryforwards[(a)] | **930** | **199** | **—** | **95** |
| Investments and other assets | **—** | **—** | **3** | **—** |
| Other | **137** | **18** | **31** | **5** |
| Total deferred income tax assets | **1,857** | **445** | **102** | **192** |
| Valuation allowance | **(144)** | **—** | **—** | **—** |
| Net deferred income tax assets | **1,713** | **445** | **102** | **192** |
| Investments and other assets | **(809)** | **(720)** | **—** | **(2)** |
| Accelerated depreciation rates | **(6,989)** | **(3,576)** | **(1,706)** | **(968)** |
| Regulatory assets and deferred debits | **(1,219)** | **(658)** | **(216)** | **(136)** |
| Total deferred income tax liabilities | **(9,017)** | **(4,954)** | **(1,922)** | **(1,106)** |
| Net deferred income tax liabilities | **$(7,304)** | **$(4,509)** | **$(1,820)** | **$ (914)** |

(a) See Tax Credits and NOL Carryforwards table below.

## Combined Notes to Consolidated Financial Statements – (Continued)

**Tax Credits and NOL Carryforwards**

| (in millions) | For the Year Ended December 31, 2011 | |
|---|---|---|
| **Description** | **Amount** | **Expiration year** |
| Investment Tax Credits | **$362** | **2029 – 2031** |
| Alternative Minimum Tax Credits | **145** | ***Indefinite*** |
| Federal NOL | **274** | **2031** |
| State NOL[(a)] | **47** | **2016 – 2031** |
| Foreign NOL[(b)] | **102** | **2015 – 2029; Indefinite** |

(a) A valuation allowance of $41 million has been recorded on the State NOL Carryforwards, as presented in the Net Deferred Income Tax Liability Components table.
(b) A valuation allowance of $102 million has been recorded on the Foreign NOL Carryforwards, as presented in the Net Deferred Income Tax Liability Components table.

| | For the Year Ended December 31, 2010 | | | |
|---|---|---|---|---|
| (in millions) | Duke Energy | Duke Energy Carolinas | Duke Energy Ohio | Duke Energy Indiana |
| Deferred credits and other liabilities | $ 679 | $ 204 | $ 61 | $ 70 |
| Tax Credits and NOL Carryforwards | 554 | 52 | — | 100 |
| Other | 100 | 15 | 19 | 5 |
| Total deferred income tax assets | 1,333 | 271 | 80 | 175 |
| Valuation allowance | (145) | — | — | — |
| Net deferred income tax assets | 1,188 | 271 | 80 | 175 |
| Investments and other assets | (781) | (675) | (11) | (41) |
| Accelerated depreciation rates | (6,052) | (2,990) | (1,529) | (973) |
| Regulatory assets and deferred debits | (996) | (513) | (171) | (93) |
| Total deferred income tax liabilities | (7,829) | (4,178) | (1,711) | (1,107) |
| Net deferred income tax liabilities | $(6,641) | $(3,907) | $(1,631) | $ (932) |

The above amounts have been classified in the Consolidated Balance Sheets as follows:

**Deferred Tax Assets (Liabilities)**

| | For the Year Ended December 31, 2011 | | | |
|---|---|---|---|---|
| **(in millions)** | **Duke Energy** | **Duke Energy Carolinas** | **Duke Energy Ohio** | **Duke Energy Indiana** |
| Current deferred tax assets, included in other current assets | **$ 210** | **$ 46** | **$ 33** | **$ 13** |
| Non-current deferred tax assets, included in other investments and other assets | **67** | **—** | **—** | **—** |
| Non-current deferred tax liabilities | **(7,581)** | **(4,555)** | **(1,853)** | **(927)** |
| Total net deferred income tax liabilities | **$(7,304)** | **$(4,509)** | **$(1,820)** | **$(914)** |

| | For the Year Ended December 31, 2010 | | | |
|---|---|---|---|---|
| (in millions) | Duke Energy | Duke Energy Carolinas | Duke Energy Ohio | Duke Energy Indiana |
| Current deferred tax assets, included in other current assets | $ 236 | $ 81 | $ 9 | $ 41 |
| Non-current deferred tax assets, included in other investments and other assets | 101 | — | — | — |
| Non-current deferred tax liabilities | (6,978) | (3,988) | (1,640) | (973) |
| Total net deferred income tax liabilities | $(6,641) | $(3,907) | $(1,631) | $(932) |

Deferred income taxes and foreign withholding taxes have not been provided on undistributed earnings of Duke Energy's foreign subsidiaries when such amounts are deemed to be indefinitely reinvested. The cumulative undistributed earnings as of December 31, 2011 on which Duke Energy has not provided deferred income taxes and foreign withholding taxes is $1.7 billion. The amount of unrecognized deferred tax liability related to these undistributed earnings is estimated at between $250 million and $325 million.

## Combined Notes to Consolidated Financial Statements – (Continued)

**Changes to Unrecognized Tax Benefits**

| | **For the Year Ended December 31, 2011** | | | |
|---|---|---|---|---|
| **(in millions)** | **Duke Energy** | **Duke Energy Carolinas** | **Duke Energy Ohio** | **Duke Energy Indiana** |
| **Increase/(Decrease)** | | | | |
| Unrecognized Tax Benefits — January 1, | **$342** | **$217** | **$29** | **$21** |
| Unrecognized Tax Benefits Changes | | | | |
| Gross increases — tax positions in prior periods | **49** | **42** | **4** | **3** |
| Gross decreases — tax positions in prior periods | **(18)** | **(8)** | **(5)** | **(3)** |
| Gross increases — current period tax positions | **16** | **9** | **4** | **3** |
| Settlements | **(4)** | **—** | **—** | **—** |
| Total Changes | **43** | **43** | **3** | **3** |
| Unrecognized Tax Benefits — December 31, | **$385** | **$260** | **$32** | **$24** |

| | For the Year Ended December 31, 2010 | | | |
|---|---|---|---|---|
| (in millions) | Duke Energy | Duke Energy Carolinas | Duke Energy Ohio | Duke Energy Indiana |
| **Increase/(Decrease)** | | | | |
| Unrecognized Tax Benefits — January 1, | $ 664 | $ 517 | $ 32 | $ 28 |
| Unrecognized Tax Benefits Changes | | | | |
| Gross increases — tax positions in prior periods | 36 | 14 | 15 | 7 |
| Gross decreases — tax positions in prior periods | (43) | (7) | (21) | (13) |
| Gross increases — current period tax positions | 5 | 3 | 1 | 1 |
| Settlements | (320) | (310) | 2 | (2) |
| Total Changes | (322) | (300) | (3) | (7) |
| Unrecognized Tax Benefits — December 31, | $ 342 | $ 217 | $ 29 | $ 21 |

| | For the Year Ended December 31, 2009 | | | |
|---|---|---|---|---|
| (in millions) | Duke Energy | Duke Energy Carolinas | Duke Energy Ohio | Duke Energy Indiana |
| **Increase/(Decrease)** | | | | |
| Unrecognized Tax Benefits — January 1, | $572 | $462 | $15 | $ 9 |
| Unrecognized Tax Benefits Changes | | | | |
| Gross increases — tax positions in prior periods | 132 | 58 | 30 | 22 |
| Gross decreases — tax positions in prior periods | (38) | (11) | (9) | (1) |
| Gross increases — current period tax positions | 11 | 8 | 1 | 2 |
| Settlements | (13) | — | (5) | (4) |
| Total Changes | 92 | 55 | 17 | 19 |
| Unrecognized Tax Benefits — December 31, | $664 | $517 | $32 | $28 |

The following table includes information regarding the Duke Energy Registrants unrecognized tax benefits[(a)].

| (in millions) | **Duke Energy** | **Duke Energy Carolinas** | **Duke Energy Ohio** | **Duke Energy Indiana** |
|---|---|---|---|---|
| **December 31, 2011** | | | | |
| Amount that if recognized, would affect the effective tax rate or regulatory liability[(b)] | **121** | **115** | **—** | **—** |
| Amount that if recognized, would be recorded as a component of discontinued operations | **11** | **—** | **—** | **—** |

(a) The Duke Registrants do not anticipate a material increase or decrease in unrecognized tax benefits in the next 12 months.

(b) Duke Energy and Duke Energy Carolinas are unable to estimate the specific amounts that would affect the effective tax rate or regulatory liability.

## Combined Notes to Consolidated Financial Statements – (Continued)

The following tables include interest and penalties recognized in the consolidated statements of operations and the consolidated balance sheets:

| (in millions) | Duke Energy | Duke Energy Carolinas | Duke Energy Ohio | Duke Energy Indiana |
|---|---|---|---|---|
| **December 31, 2011** | | | | |
| Net interest income recognized related to income taxes | **$12** | **$ 5** | **$—** | **$—** |
| Net interest expense recognized related to income taxes | **—** | **—** | **1** | **1** |
| Interest receivable related to income taxes included in the consolidated balance sheets | **8** | **5** | **—** | **—** |
| Interest payable related to income taxes included in the consolidated balance sheets | **—** | **—** | **3** | **3** |
| Accruals for the payment of penalties included in the consolidated balance sheets | **—** | **—** | **—** | **—** |

| (in millions) | Duke Energy | Duke Energy Carolinas | Duke Energy Ohio | Duke Energy Indiana |
|---|---|---|---|---|
| **December 31, 2010** | | | | |
| Net interest income recognized related to income taxes | $26 | $18 | $ 4 | $ 5 |
| Interest receivable related to income taxes included in the consolidated balance sheets | 33 | 34 | — | — |
| Interest payable related to income taxes included in the consolidated balance sheets | — | — | 1 | 2 |
| Accruals for the payment of penalties included in the consolidated balance sheets | 3 | — | — | — |

| (in millions) | Duke Energy | Duke Energy Carolinas | Duke Energy Ohio | Duke Energy Indiana |
|---|---|---|---|---|
| **December 31, 2009** | | | | |
| Net interest expense recognized related to income taxes | $7 | $— | $8 | $5 |

Duke Energy and its subsidiaries are no longer subject to U.S. federal examination for years before 2004. The years 2004 and 2005 are in Appeals. The Internal Revenue Service (IRS) is currently auditing the federal income tax returns for years 2006 and 2007. With few exceptions, Duke Energy and its subsidiaries are no longer subject to state, local or non-U.S. income tax examinations by tax authorities for years before 1999.

## 23. SUBSEQUENT EVENTS

For information on subsequent events related to acquisitions, regulatory matters, commitments and contingencies, debt and credit facilities and joint ownership of generating and transmission facilities, see Notes 2, 4, 5, 6 and 8 respectively.

## 24. QUARTERLY FINANCIAL DATA (UNAUDITED)

**Duke Energy**

| (In millions, except per share data) | First Quarter | Second Quarter | Third Quarter | Fourth Quarter | Total |
|---|---|---|---|---|---|
| **2011** | | | | | |
| Operating revenues | **$3,663** | **$3,534** | **$3,964** | **$3,368** | **$14,529** |
| Operating income | **814** | **679** | **767** | **517** | **2,777** |
| Net income attributable to Duke Energy Corporation | **511** | **435** | **472** | **288** | **1,706** |
| Earnings per share: | | | | | |
| Basic[(a)] | **$ 0.38** | **$ 0.33** | **$ 0.35** | **$ 0.22** | **$ 1.28** |
| Diluted[(a)] | **$ 0.38** | **$ 0.33** | **$ 0.35** | **$ 0.22** | **$ 1.28** |
| **2010** | | | | | |
| Operating revenues | $3,594 | $3,287 | $3,946 | $3,445 | $14,272 |
| Operating income (loss) | 761 | (14) | 1,033 | 681 | 2,461 |
| Net income (loss) attributable to Duke Energy Corporation | 445 | (222) | 670 | 427 | 1,320 |
| Earnings (loss) per share: | | | | | |
| Basic[(a)] | $ 0.34 | $ (0.17) | $ 0.51 | $ 0.32 | $ 1.00 |
| Diluted[(a)] | $ 0.34 | $ (0.17) | $ 0.51 | $ 0.32 | $ 1.00 |

(a) Quarterly EPS amounts are meant to be stand-alone calculations and are not always additive to full-year amount due to rounding.

## Combined Notes to Consolidated Financial Statements – (Continued)

The following table includes unusual or infrequently occurring items recorded by Duke Energy in each quarter during the two most recently completed fiscal years. All amounts discussed below are pre-tax unless otherwise noted.

| (In millions) | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| **2011** | | | | |
| Edwardsport IGCC impairment (see Note 4) | **$ —** | **$ —** | **$(222)** | **$ —** |
| Emission Allowance impairment (see Note 12) | **—** | **—** | **(79)** | **—** |
| Energy efficiency revenue adjustment[(a)] | **—** | **—** | **—** | **59** |
| Total | **$ —** | **$ —** | **$(301)** | **$ 59** |
| **2010** | | | | |
| Voluntary severance program expenses (see Note 19) | $(68) | $ (76) | $ (20) | $ (8) |
| Commercial Power non-regulated Midwest generation goodwill impairment (see Note 12) | — | (500) | — | — |
| Midwest generation asset and emission allowance impairment (see Note 12) | — | (160) | — | — |
| Edwardsport IGCC impairment (see Note 4) | — | — | (44) | — |
| Gain on sale of investment in Q-Comm (see Note 13) | — | — | — | 109 |
| Gain on sale of DukeNet (see Note 3) | — | — | — | 139 |
| Total | $(68) | $(736) | $ (64) | $240 |

(a) In the fourth quarter of 2011, Duke Energy recorded $59 million of previously deferred revenue resulting from the receipt of an order from the NCUC which allowed the recognition of revenue in excess of amounts billed to customers.

**Duke Energy Carolinas**

| (In millions) | First Quarter | Second Quarter | Third Quarter | Fourth Quarter | Total |
|---|---|---|---|---|---|
| **2011** | | | | | |
| Operating revenues | **$1,552** | **$1,607** | **$1,868** | **$1,466** | **$6,493** |
| Operating income | **363** | **331** | **541** | **245** | **1,480** |
| Net income | **205** | **193** | **311** | **125** | **834** |
| **2010** | | | | | |
| Operating revenues | $1,545 | $1,513 | $1,877 | $1,489 | $6,424 |
| Operating income | 347 | 313 | 521 | 264 | 1,445 |
| Net income | 192 | 202 | 315 | 129 | 838 |

The following table includes unusual or infrequently occurring items recorded by Duke Energy Carolinas in each quarter during 2011 and 2010. All amounts discussed below are pre-tax unless otherwise noted.

| (In millions) | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| **2011** | | | | |
| Energy efficiency revenue adjustment[(a)] | | | | **$59** |
| **2010** | | | | |
| Voluntary severance program expenses (see Note 19) | $(42) | $(43) | $(13) | $ (1) |

(a) In the fourth quarter of 2011, Duke Energy Carolinas recorded $59 million of previously deferred revenue resulting from the receipt of an order from the NCUC which allowed the recognition of revenue in excess of amounts billed to customers.

## Combined Notes to Consolidated Financial Statements – (Continued)

**Duke Energy Ohio**

| (In millions) | First Quarter | Second Quarter | Third Quarter | Fourth Quarter | Total |
|---|---|---|---|---|---|
| **2011** | | | | | |
| Operating revenues | **$879** | **$ 694** | **$838** | **$770** | **$3,181** |
| Operating income | **135** | **59** | **116** | **65** | **375** |
| Net income | **73** | **33** | **51** | **37** | **194** |
| **2010** | | | | | |
| Operating revenues | $977 | $ 649 | $923 | $780 | $3,329 |
| Operating income (loss) | 222 | (781) | 279 | 55 | (225) |
| Net income (loss) | 130 | (759) | 176 | 12 | (441) |

**Duke Energy Indiana**

| (In millions) | First Quarter | Second Quarter | Third Quarter | Fourth Quarter | Total |
|---|---|---|---|---|---|
| **2011** | | | | | |
| Operating revenues | **$659** | **$620** | **$718** | **$625** | **$2,622** |
| Operating income (loss) | **130** | **109** | **(42)** | **85** | **282** |
| Net income (loss) | **76** | **68** | **(31)** | **55** | **168** |
| **2010** | | | | | |
| Operating revenues | $610 | $579 | $694 | $637 | $2,520 |
| Operating income | 121 | 109 | 149 | 127 | 506 |
| Net income | 70 | 57 | 92 | 66 | 285 |

The following table includes unusual or infrequently occurring items recorded by Duke Energy Ohio in each quarter during the two most recently completed fiscal years. All amounts discussed below are pre-tax unless otherwise noted.

| (In millions) | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| **2011** | | | | |
| Emission Allowance impairment (see Note 12) | **$ —** | **$ —** | **$(79)** | **$ —** |
| **2010** | | | | |
| Voluntary severance program expenses (see Note 19) | $(11) | $ (10) | $ (2) | $ (1) |
| Commercial Power non-regulated Midwest generation goodwill impairment (see Note 12) | — | (461) | — | — |
| FE&G Ohio T&D goodwill impairment (see Note 12) | — | (216) | — | — |
| Midwest generation asset and emission allowance impairment (see Note 12) | — | (160) | — | — |
| Disallowance of previously deferred storm costs | — | — | — | (17) |
| Total | $(11) | $(847) | $ (2) | $(18) |

The following table includes unusual or infrequently occurring items recorded by Duke Energy Indiana in each quarter during the two most recently completed fiscal years. All amounts discussed below are pre-tax unless otherwise noted.

| (In millions) | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| **2011** | | | | |
| Edwardsport IGCC impairment (see Note 4) | **$ —** | **$ —** | **$(222)** | **$ —** |
| **2010** | | | | |
| Voluntary severance program expenses (see Note 19) | $(10) | $(16) | $ (3) | $ (4) |
| Edwardsport IGCC impairment (see Note 4) | — | — | (44) | — |
| Total | $(10) | $(16) | $ (47) | $ (4) |

DUKE ENERGY CORPORATION

## Schedule I – Condensed Parent Company Financial Statements
## Condensed Statements of Operations

| (In millions, except per-share amounts) | Years Ended December 31, 2011 | 2010 | 2009 |
|---|---|---|---|
| Operating Revenues | **$ —** | $ — | $ — |
| Operating Expenses | **6** | 52 | 1 |
| Operating Loss | **(6)** | (52) | (1) |
| Equity in Earnings of Subsidiaries | **1,782** | 1,384 | 1,095 |
| Other Income and Expenses, net | **21** | 6 | 9 |
| Interest Expense | **156** | 139 | 99 |
| Income Before Income Taxes | **1,641** | 1,199 | 1,004 |
| Income Tax Benefit | **(64)** | (118) | (59) |
| Income From Continuing Operations | **1,705** | 1,317 | 1,063 |
| Income From Discontinued Operations, net of tax | **1** | 3 | 12 |
| Net Income | **$1,706** | $1,320 | $1,075 |

**Common Stock Data**

| | | | |
|---|---|---|---|
| Earnings per share (from continuing operations) | | | |
| Basic | **$ 1.28** | $ 1.00 | $ 0.82 |
| Diluted | **$ 1.28** | $ 1.00 | $ 0.82 |
| Earnings (loss) per share (from discontinued operations) | | | |
| Basic | **$ —** | $ — | $ 0.01 |
| Diluted | **$ —** | $ — | $ 0.01 |
| Earnings per share | | | |
| Basic | **$ 1.28** | $ 1.00 | $ 0.83 |
| Diluted | **$ 1.28** | $ 1.00 | $ 0.83 |
| Dividends declared per share | **$ 0.99** | $ 0.97 | $ 0.94 |
| Weighted-average shares outstanding | | | |
| Basic | **1,332** | 1,318 | 1,293 |
| Diluted | **1,333** | 1,319 | 1,294 |

DUKE ENERGY CORPORATION

## Schedule I – Condensed Parent Company Financial Statements
## Balance Sheets

| (In millions, except per-share amounts) | December 31, 2011 | 2010 |
|---|---|---|
| **ASSETS** | | |
| **Current Assets** | | |
| Cash and cash equivalents | $ 845 | $ 488 |
| Receivables | 653 | 913 |
| Other | 100 | 34 |
| Total current assets | 1,598 | 1,435 |
| **Investments and Other Assets** | | |
| Notes receivable | 450 | 450 |
| Investment in consolidated subsidiaries | 25,670 | 24,410 |
| Other | 571 | 525 |
| Total investments and other assets | 26,691 | 25,385 |
| **Total Assets** | $ 28,289 | $ 26,820 |
| **LIABILITIES AND EQUITY** | | |
| **Current Liabilities** | | |
| Accounts payable | $ — | $ 138 |
| Notes payable and commercial paper | 154 | — |
| Taxes accrued | 35 | 39 |
| Other | 65 | 58 |
| Total current liabilities | 254 | 235 |
| **Long-term Debt** | 4,328 | 3,222 |
| **Other Long-Term Liabilities** | | |
| Deferred income taxes | 16 | — |
| Other | 919 | 841 |
| Total other long-term liabilities | 935 | 841 |
| **Commitments and Contingencies** | | |
| **Common Stockholders' Equity** | | |
| Common Stock, $0.001 par value, 2 billion shares authorized; 1,336 million and 1,329 million shares outstanding at December 31, 2011 and December 31, 2010, respectively | 1 | 1 |
| Additional paid-in capital | 21,132 | 21,023 |
| Retained earnings | 1,873 | 1,496 |
| Accumulated other comprehensive loss | (234) | 2 |
| Total common stockholders' equity | 22,772 | 22,522 |
| **Total Liabilities and Common Stockholders' Equity** | $ 28,289 | $ 26,820 |

DUKE ENERGY CORPORATION

## Schedule I – Condensed Parent Company Financial Statements
## Condensed Statements of Cash Flows

| | Years Ended December 31, | | |
|---|---|---|---|
| (In millions) | **2011** | 2010 | 2009 |
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | |
| Net income | **$ 1,706** | $ 1,320 | $ 1,075 |
| Adjustments to reconcile net income to net cash provided by operating activities | **(1,993)** | (1,142) | (1,002) |
| Net cash (used in) provided by operating activities | **(287)** | 178 | 73 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | |
| Purchases of available-for-sale securities | **(45)** | — | — |
| Proceeds from sales and maturities of available-for-sale securities | **105** | 36 | 17 |
| Distributions from wholly-owned subsidiaries | **299** | 350 | — |
| Investment in wholly-owned subsidiary | **—** | — | (250) |
| Notes receivable from affiliate, net | **264** | 263 | (272) |
| Other | **14** | 6 | 9 |
| Net cash provided by (used in) investing activities | **637** | 655 | (496) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | |
| Proceeds from the: | | | |
| Issuance of long-term debt | **996** | 522 | 1,740 |
| Issuance of common stock related to employee benefit plans | **67** | 302 | 519 |
| Payments for the redemption of long-term debt | **—** | (274) | — |
| Notes payable and commercial paper | **151** | (2) | (269) |
| Notes Payable due to affiliate | **105** | — | — |
| Dividends paid | **(1,329)** | (1,284) | (1,222) |
| Other | **17** | 26 | 15 |
| Net cash provided by (used in) financing activities | **7** | (710) | 783 |
| Net increase in cash and cash equivalents | **357** | 123 | 360 |
| **Cash and cash equivalents at beginning of period** | **488** | 365 | 5 |
| **Cash and cash equivalents at end of period** | **$ 845** | $ 488 | $ 365 |

# Combined Notes to Consolidated Financial Statements

## 1. BASIS OF PRESENTATION

Duke Energy Corporation (Duke Energy) is a holding company that conducts substantially all of its business operations through its subsidiaries. As specified in the merger conditions issued by various state commissions in connection with Duke Energy's merger with Cinergy Corp. (Cinergy) in April 2006, there are restrictions on Duke Energy's ability to obtain funds from certain of its subsidiaries through dividends, loans or advances. For further information, see Note 4 to the Consolidated Financial Statements, "Regulatory Matters." Accordingly, these condensed financial statements have been prepared on a parent-only basis. Under this parent-only presentation, Duke Energy's investments in its consolidated subsidiaries are presented under the equity method of accounting. In accordance with Rule 12-04 of Regulation S-X, these parent-only financial statements do not include all of the information and footnotes required by Generally Accepted Accounting Principles (GAAP) in the United States (U.S.) for annual financial statements. Because these parent-only financial statements and notes do not include all of the information and footnotes required by GAAP in the U.S. for annual financial statements, these parent-only financial statements and other information included should be read in conjunction with Duke Energy's audited Consolidated Financial Statements contained within Part II, Item 8 of this Form 10-K for the year ended December 31, 2011.

Duke Energy and its subsidiaries file a consolidated federal income tax return and other state and foreign jurisdictional returns as required. The taxable income of Duke Energy's wholly-owned operating subsidiaries is reflected in Duke Energy's U.S. federal and state income tax returns. Duke Energy has a tax sharing agreement with its wholly-owned operating subsidiaries, where the separate return method is used to allocate tax expenses and benefits to the wholly-owned operating subsidiaries whose investments or results of operations provide these tax expenses and benefits. The accounting for income taxes essentially represents the income taxes that Duke Energy's wholly-owned operating subsidiaries would incur if each were a separate company filing its own tax return as a C-Corporation.

## 2. DEBT

**Summary of Debt and Related Terms**

| (in millions) | Weighted-Average Rate | Year Due | December 31, 2011 | December 31, 2010 |
|---|---|---|---|---|
| Unsecured debt[(a)] | 4.3% | 2013 –2021 | **$3,878** | $2,772 |
| Notes Payable and commercial paper[(b)] | 0.5% | | **604** | 450 |
| Total debt | | | **4,482** | 3,222 |
| Short-term notes payable and commercial paper | | | **(154)** | — |
| Total long-term debt | | | **$4,328** | $3,222 |

(a) As of December 31, 2011, this amount includes an intercompany loan of $105 million with Duke Energy's affiliate, Bison Insurance Company Limited.
(b) Includes $450 million at December 31, 2011 and 2010 that was classified as Long-term Debt on the Consolidated Balance Sheets due to the existence of long-term credit facilities which back-stop these commercial paper balances, along with Duke Energy's ability and intent to refinance these balances on a long-term basis. The weighted-average days to maturity was 17 days and 14 days as of December 31, 2011 and 2010, respectively.

At December 31, 2011, Duke Energy has guaranteed approximately $2.0 billion of debt issued by Duke Energy Carolinas, LLC, one of Duke Energy's wholly-owned operating subsidiaries.

In November 2011, Duke Energy issued $500 million of senior notes, which carry a fixed interest rate of 2.15% and mature November 15, 2016. Proceeds from the issuance will be used to fund capital expenditures in Duke Energy's unregulated businesses in the U.S. and for general corporate purposes.

In August 2011, Duke Energy issued $500 million principal amount of senior notes, which carry a fixed interest rate of 3.55% and mature September 15, 2021. Proceeds from the issuance will be used to repay a portion of Duke Energy's commercial paper as it matures, to fund capital expenditures in Duke Energy's unregulated businesses in the U.S. and for general corporate purposes.

In April 2011, Duke Energy filed a registration statement (Form S-3) with the SEC to sell up to $1 billion of variable denomination floating rate demand notes, called PremierNotes. The Form S-3 states that no more than $500 million of the notes will be outstanding at any particular time. The notes are offered on a continuous basis and bear interest at a floating rate per annum determined by the Duke Energy PremierNotes Committee, or its designee, on a weekly basis. The interest rate payable on notes held by an investor may vary based on the principal amount of the investment. The notes have no stated maturity date, but may be redeemed in whole or in part by Duke Energy at any time. The notes are non-transferable and may be redeemed in whole or in part at the investor's option. Proceeds from the sale of the notes will be used for general corporate purposes. The balance as of December 31, 2011 is $79 million. The notes reflect a short-term debt obligation of Duke

## Schedule I – Condensed Parent Company Financial Statements Combined Notes to Consolidated Financial Statements – (Continued)

Energy and are reflected as Notes payable on Duke Energy's Condensed Consolidated Balance Sheets.

Duke Energy also issued an additional $75 million in Commercial Paper in the third quarter of 2011, for general corporate purposes, which is classified as Notes payable and commercial paper on Duke Energy's Condensed Consolidated Balance Sheets.

In November 2011, Duke Energy entered into a new $6 billion, five-year master credit facility, with $4 billion available at closing and the remaining $2 billion available following successful completion of the proposed merger with Progress Energy. The Duke Energy Registrants each have borrowing capacity under the master credit facility up to specified sublimits for each borrower. However, Duke Energy has the unilateral ability at any time to increase or decrease the borrowing sublimits of each borrower, subject to a maximum sublimit for each borrower. As of December 31, 2011, Duke Energy has a borrowing sublimit of $1,250 million. The amount available under the master credit facility has been reduced, by the use of the master credit facility to backstop the issuances of commercial paper, letters of credit and certain tax-exempt bonds.

In March 2010, Duke Energy issued $450 million principal amount of 3.35% senior notes due April 1, 2015. Proceeds from the issuance were used to repay $274 million of borrowings under the master credit facility and for general corporate purposes.

**Annual Maturities as of December 31, 2011**

| | (in millions) |
|---|---|
| 2012 | $ — |
| 2013 | 249 |
| 2014 | 1,325 |
| 2015 | 450 |
| 2016 | 950 |
| Thereafter | 1,354 |
| Total long-term debt, including current maturities | $4,328 |

## 3. COMMITMENTS AND CONTINGENCIES

Duke Energy and its subsidiaries are a party to litigation, environmental and other matters. For further information, see Note 5 to the Consolidated Financial Statements, "Commitments and Contingencies."

Duke Energy has various financial and performance guarantees and indemnifications which are issued in the normal course of business. These contracts include performance guarantees, stand-by letters of credit, debt guarantees, surety bonds and indemnifications. Duke Energy enters into these arrangements to facilitate commercial transactions with third parties by enhancing the value of the transaction to the third party. The maximum potential amount of future payments Duke Energy could have been required to make under these guarantees as of December 31, 2011 was approximately $4.7 billion. Of this amount, substantially all relates to guarantees of wholly-owned consolidated entities, including debt issued by Duke Energy Carolinas discussed above, and less than wholly-owned consolidated entities. The majority of these guarantees expire at various times between 2012 and 2036, with the remaining performance guarantees having no contractual expiration. See Note 7 to the Consolidated Financial Statements, "Guarantees and Indemnifications," for further discussion of guarantees issued on behalf of unconsolidated affiliates and third parties.

## 4. RELATED PARTY TRANSACTIONS

Balances due to or due from related parties included in the Balance Sheets as of December 31, 2011 and 2010 are as follows:

| | December 31, | |
|---|---|---|
| (in millions) | **2011** | 2010 |
| **Assets (Liabilities)** | | |
| Current assets due from affiliated companies[(a)(b)] | **$ 38** | $ 39 |
| Current liabilities due to affiliated companies[(c)] | **$ —** | $(135) |
| Non-current liabilities due to affiliated companies[(d)] | **$(871)** | $(766) |

(a) Balance excludes assets or liabilities associated with money pool arrangements, which are discussed below.
(b) The balances at December 31, 2011 and 2010 are classified as Receivables on the Balance Sheets.
(c) The balance at December 31, 2010 is classified as Accounts Payable on the Balance Sheets.
(d) Of the balance at December 31, 2011, $766 million is classified as Other within Other Long-Term Liabilities and $105 million is classified as Long-term Debt on the Balance Sheets. The balance at December 31, 2010 is classified as Other within Other Long-Term Liabilities on the Balance Sheets.

Duke Energy provides support to certain subsidiaries for their short-term borrowing needs through participation in a money pool arrangement. Under this arrangement, certain subsidiaries with short-term funds may provide short-term loans to affiliates participating under this arrangement. Additionally, Duke Energy provides loans to subsidiaries through the money pool, but is not permitted to borrow funds through the money pool arrangement. Duke Energy had money pool-related receivables of $450 million classified as Notes Receivable on the Balance Sheets as of both December 31, 2011 and 2010.

As of December 31, 2011 and 2010, Duke Energy had an intercompany loan outstanding with Cinergy of $608 million and $872 million, respectively, which is classified within Receivables on the Balance Sheets. The $264 million decrease in the intercompany loan during 2011 and the $263 million decrease during 2010 are reflected as Notes Receivable from Affiliates, net within Net Cash Provided by (Used in) Investing Activities on the Condensed Statements of Cash Flows.

In conjunction with the money pool arrangement and the intercompany loan noted above, Duke Energy recorded interest

## Schedule I – Condensed Parent Company Financial Statements Combined Notes to Consolidated Financial Statements – (Continued)

income of approximately $4 million, $7 million and $12 million in 2011, 2010 and 2009, respectively, which is included in Other Income and Expenses, net on the Condensed Statements of Operations.

Duke Energy also provides funding to and sweeps cash from subsidiaries that do not participate in the money pool. For these subsidiaries, the cash is used in or generated from their operations, capital expenditures, debt payments and other activities. Amounts funded or received are carried as open accounts as either, Investments and Advances to Consolidated Subsidiaries or as Other Non-Current Liabilities and do not bear interest. These amounts are included within Net Cash (Used in) Provided by Operating Activities on the Condensed Statements of Cash Flows.

During the year ended December 31, 2011, Duke Energy received an equity distribution of $299 million from Duke Energy Carolinas, which is reflected within Net Cash (Used in) Provided by Operating Activities on the Condensed Statements of Cash Flows. Additionally, Duke Energy received an equity distribution from Duke Energy Carolinas of $350 million in 2010, which is reflected within Net Cash (Used in) Provided by Operating Activities on the Condensed Statements of Cash Flows.

During the year ended December 31, 2011, Duke Energy paid a $15 million advance to Cinergy Corp. for Green Frontier Windpower LLC PTC funding contributions. During the year ended December 31, 2010, Duke Energy forgave a $29 million advance to Cinergy Corp.

During the year ended December 31, 2009, Duke Energy contributed approximately $250 million of capital to its subsidiary, Duke Energy Carolinas.

## Schedule II – Valuation and Qualifying Accounts and Reserves

## Combined Notes to Consolidated Financial Statements – (Continued)

### Duke Energy

| | | Additions: | | | |
|---|---|---|---|---|---|
| (In millions) | Balance at Beginning of Period | Charged to Expense | Charged to Other Accounts | Deductions[a] | Balance at End of Period |
| **December 31, 2011:** | | | | | |
| Injuries and damages[b] | **$ 858** | **$ —** | **$—** | **$ 52** | **$ 806** |
| Allowance for doubtful accounts | **34** | **27** | **—** | **26** | **35** |
| Allowance for doubtful accounts – restricted receivables of VIEs[c] | **34** | **6** | **—** | **—** | **40** |
| Other[d] | **380** | **74** | **7** | **134** | **327** |
| | **$1,306** | **$107** | **$ 7** | **212** | **$1,208** |
| December 31, 2010: | | | | | |
| Injuries and damages[b] | $ 984 | $ 1 | $— | $127 | $ 858 |
| Allowance for doubtful accounts | 42 | 26 | — | 34 | 34 |
| Allowance for doubtful accounts – restricted receivables of VIEs[c] | 6 | 7 | 22 | 1 | 34 |
| Other[d] | 396 | 120 | 44 | 180 | 380 |
| | $1,428 | $154 | $66 | 342 | $1,306 |
| December 31, 2009: | | | | | |
| Injuries and damages[b] | $1,035 | $ — | $— | $ 51 | $ 984 |
| Allowance for doubtful accounts | 42 | 23 | 9 | 26 | 48 |
| Other[d] | 555 | 52 | 24 | 235 | 396 |
| | $1,632 | $ 75 | $33 | $312 | $1,428 |

(a) Principally cash payments and reserve reversals.
(b) Principally asbestos reserves at Duke Energy Carolinas.
(c) Principally allowance for CRC which was consolidated on January 1, 2010.
(d) Principally nuclear property insurance reserves at Duke Energy Carolinas, insurance reserves at Bison and other reserves, included in Other within Current Liabilities or Other within Deferred Credits and Other Liabilities on the Consolidated Balance Sheets.

The valuation and reserve amounts above do not include unrecognized tax benefits amounts or deferred tax asset valuation allowance amounts.

# Schedule II – Valuation and Qualifying Accounts and Reserves
# Combined Notes to Consolidated Financial Statements – (Continued)

**Duke Energy Carolinas**

| (In millions) | Balance at Beginning of Period | Additions: Charged to Expense | Additions: Charged to Other Accounts | Deductions[(a)] | Balance at End of Period |
|---|---|---|---|---|---|
| **December 31, 2011:** | | | | | |
| Injuries and damages[(b)] | **$ 853** | **$—** | **$—** | **$ 52** | **$801** |
| Allowance for doubtful accounts | **3** | **15** | **—** | **15** | **3** |
| Allowance for doubtful accounts – restricted receivables of VIEs | **6** | **—** | **—** | **—** | **6** |
| Other[(c)] | **133** | **1** | **—** | **33** | **101** |
| | **995** | **$16** | **$—** | **$100** | **911** |
| December 31, 2010: | | | | | |
| Injuries and damages[(b)] | $ 980 | $— | $— | $127 | $ 853 |
| Allowance for doubtful accounts | 2 | 17 | — | 16 | 3 |
| Allowance for doubtful accounts – restricted receivables of VIEs | 6 | 1 | — | 1 | 6 |
| Other[(c)] | 124 | 31 | 3 | 25 | 133 |
| | $1,112 | $49 | $ 3 | $169 | 995 |
| December 31, 2009: | | | | | |
| Injuries and damages[(b)] | $1,031 | $— | $— | $ 51 | $ 980 |
| Allowance for doubtful accounts | 7 | 17 | — | 16 | 8 |
| Other[(c)] | 200 | 4 | — | 80 | 124 |
| | $1,238 | $21 | $— | $147 | $1,112 |

(a) Principally cash payments and reserve reversals.
(b) Principally asbestos reserves.
(c) Principally nuclear property insurance and other reserves, included in Other within Deferred Credits and Other Liabilities on the Consolidated Balance Sheets.

The valuation and reserve amounts above do not include unrecognized tax benefits amounts or deferred tax asset valuation allowance amounts.

## Schedule II – Valuation and Qualifying Accounts and Reserves
## Combined Notes to Consolidated Financial Statements – (Continued)

**Duke Energy Ohio**

| | | Additions: | | | |
|---|---|---|---|---|---|
| (In millions) | Balance at Beginning of Period | Charged to Expense | Charged to Other Accounts | Deductions[(a)] | Balance at End of Period |
| **Year Ended December 31, 2011:** | | | | | |
| Allowance for doubtful accounts | **$18** | **$ —** | **$ —** | **$ 2** | **$16** |
| Environmental[(b)] | **49** | **—** | **5** | **26** | **28** |
| Uncertain Tax Provisions[(d)] | **10** | **11** | **—** | **—** | **21** |
| Other[(c)] | **1** | **6** | **—** | **2** | **5** |
| | **$78** | **$ 17** | **$ 5** | **$30** | **$70** |
| Year Ended December 31, 2010: | | | | | |
| Allowance for doubtful accounts | $17 | $ 1 | $ — | $ — | $18 |
| Environmental[(b)] | 20 | — | 39 | 10 | 49 |
| Uncertain Tax Provisions[(d)] | — | 20 | — | 10 | 10 |
| Other[(c)] | 11 | — | — | 10 | 1 |
| | $48 | $ 21 | $39 | $30 | $78 |
| Year Ended December 31, 2009: | | | | | |
| Allowance for doubtful accounts | $18 | $ 1 | $ — | $ 2 | $17 |
| Environmental[(b)] | 11 | (10) | 21 | 2 | 20 |
| Other[(c)] | 11 | 2 | — | 2 | 11 |
| | $40 | $ (7) | $21 | $ 6 | $48 |

(a) Principally cash payments and reserve reversals.
(b) Included in Other within Deferred Credits and Other Liabilities on the Consolidated Balance Sheets. In 2009, PUCO issued an order allowing the deferral of costs related to Manufactured Gas Plant sites into a regulatory asset, which resulted in a net credit to expense during 2009.
(c) Principally mark-to-market and other reserves, included in Unrealized gains on mark-to-market and hedging transactions within Current Assets and Other within Investments and Other Assets, Unrealized losses on mark-to-market and hedging transactions within Current Liabilities and Other within Deferred Credits and Other Liabilities on the Consolidated Balance Sheets.
(d) Included in Taxes accrued and Interest accrued within Current Liabilities on the Consolidated Balance Sheets.

## Schedule II – Valuation and Qualifying Accounts and Reserves

## Combined Notes to Consolidated Financial Statements – (Continued)

**Duke Energy Indiana**

| | | Additions: | | | |
|---|---|---|---|---|---|
| (In millions) | Balance at Beginning of Period | Charged to Expense | Charged to Other Accounts | Deductions[a] | Balance at End of Period |
| **December 31, 2011:** | | | | | |
| Injuries and damages | **$ 4** | **$ —** | **$ —** | **$ —** | **$ 4** |
| Allowance for doubtful accounts | **1** | **—** | **—** | **—** | **1** |
| Other[b] | **12** | **5** | **—** | **5** | **12** |
| | **$17** | **$ 5** | **$ —** | **$ 5** | **$17** |
| December 31, 2010: | | | | | |
| Injuries and damages | $ 4 | $ — | $ — | $ — | $ 4 |
| Allowance for doubtful accounts | 1 | — | — | — | 1 |
| Other[b] | 18 | 1 | — | 7 | 12 |
| | $23 | $ 1 | $ — | $ 7 | $17 |
| December 31, 2009: | | | | | |
| Injuries and damages | $ 4 | $ — | $ — | $ — | $ 4 |
| Allowance for doubtful accounts | 1 | 1 | — | 1 | 1 |
| Other[b] | 15 | 5 | — | 2 | 18 |
| | $20 | $ 6 | $ — | $ 3 | $23 |

(a) Principally cash payments and reserve reversals.
(b) Principally environmental reserves included in Other within Deferred Credits and Other Liabilities on the Consolidated Balance Sheets.

The valuation and reserve amounts above do not include unrecognized tax benefits amounts or deferred tax asset valuation allowance amounts.

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

## ITEM 9A. CONTROLS AND PROCEDURES – DUKE ENERGY, DUKE ENERGY CAROLINAS, DUKE ENERGY OHIO AND DUKE ENERGY INDIANA.

### Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed by the Duke Energy Registrants in the reports they file or submit under the Securities Exchange Act of 1934 (Exchange Act) is recorded, processed, summarized, and reported, within the time periods specified by the Securities and Exchange Commission's (SEC) rules and forms.

Disclosure controls and procedures include, without limitation, controls and procedures designed to provide reasonable assurance that information required to be disclosed by the Duke Energy Registrants in the reports they file or submit under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Duke Energy Registrants have evaluated the effectiveness of their disclosure controls and procedures (as such term is defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2011, and, based upon this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these controls and procedures are effective in providing reasonable assurance of compliance.

### Changes in Internal Control over Financial Reporting

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Duke Energy Registrants have evaluated changes in internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the fiscal quarter ended December 31, 2011 and have concluded no change has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

### Management's Annual Report On Internal Control Over Financial Reporting

The Duke Energy Registrants' management is responsible for establishing and maintaining an adequate system of internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). The Duke Energy Registrants' internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes, in accordance with U.S. generally accepted accounting principles. Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

The Duke Energy Registrants' management, including their Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the effectiveness of their internal control over financial reporting as of December 31, 2011 based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management concluded that its internal controls over financial reporting were effective as of December 31, 2011.

Deloitte & Touche LLP, Duke Energy's independent registered public accounting firm, has issued an attestation report on the effectiveness of Duke Energy's internal control over financial reporting.

## ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

Duke Energy will provide information that is responsive to this Item 10 in its definitive proxy statement or in an amendment to this Annual Report not later than 120 days after the end of the fiscal year covered by this Annual Report, in either case under the caption "Directors and Executive Officers," and possibly elsewhere therein. That information is incorporated in this Item 10 by reference.

## ITEM 11. EXECUTIVE COMPENSATION.

Duke Energy will provide information that is responsive to this Item 11 in its definitive proxy statement or in an amendment to this Annual Report not later than 120 days after the end of the fiscal year covered by this Annual Report, in either case under the caption "Executive Compensation," and possibly elsewhere therein. That information is incorporated in this Item 11 by reference.

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

Duke Energy will provide information that is responsive to this Item 12 in its definitive proxy statement or in an amendment to this Annual Report not later than 120 days after the end of the fiscal year covered by this Annual Report, in either case under the caption "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters," and possibly elsewhere therein. That information is incorporated in this Item 12 by reference.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Duke Energy will provide information that is responsive to this Item 13 in its definitive proxy statement or in an amendment to this Annual Report not later than 120 days after the end of the fiscal year covered by this Annual Report, in either case under the caption "Certain Relationships and Related Transactions," and possibly elsewhere therein. That information is incorporated in this Item 13 by reference.

# ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

Deloitte & Touche LLP, and the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively, Deloitte) provided professional services to Duke Energy Corporation (Duke Energy) and its consolidated subsidiaries for 2011 and 2010. A portion of these costs have been allocated to Duke Energy Carolinas, LLC (Duke Energy Carolinas), Duke Energy Ohio, Inc. (Duke Energy Ohio) and Duke Energy Indiana, Inc. (Duke Energy Indiana), collectively referred to as the Subsidiary Registrants. The following tables present the Deloitte fees for services rendered to Duke Energy and the Subsidiary Registrants during 2011 and 2010:

**Duke Energy**
**(In millions)**

| Types of Fees | **2011** | 2010 |
|---|---|---|
| Audit Fees[a] | **$ 8.5** | $ 8.5 |
| Audit-Related Fees[b] | **2.8** | 2.1 |
| Tax Fees[c] | **0.2** | 0.8 |
| Total Fees: | **$11.5** | $11.4 |

**Subsidiary Registrants**
**(In millions)**

| | Duke Energy Carolinas | | Duke Energy Ohio | | Duke Energy Indiana | |
|---|---|---|---|---|---|---|
| Types of Fees | **2011** | 2010 | **2011** | 2010 | **2011** | 2010 |
| Audit Fees[a] | **$3.9** | $4.2 | **$2.1** | $1.8 | **$1.1** | $1.3 |
| Audit-Related Fees[b] | **1.2** | 1.1 | **0.7** | 0.4 | **0.4** | 0.3 |
| Tax Fees[c] | **0.1** | 0.4 | **—** | 0.2 | **—** | 0.1 |
| Total Fees: | **$5.2** | $5.7 | **$2.8** | $2.4 | **$1.5** | $1.7 |

(a) Audit Fees are fees billed or expected to be billed for professional services for the audit of Duke Energy and the Subsidiary Registrants' financial statements included in the annual report on Form 10-K and the review of financial statements included in quarterly reports on Form 10-Q, for services that are normally provided by Deloitte in connection with statutory, regulatory or other filings or engagements or for any other service performed by Deloitte to comply with generally accepted auditing standards.
(b) Audit-Related Fees are fees for assurance and related services that are reasonably related to the performance of an audit or review of financial statements, including assistance with acquisitions and divestitures and internal control reviews.
(c) Tax Fees are fees for tax return assistance and preparation, tax examination assistance, and professional services related to tax planning and tax strategy.

To safeguard the continued independence of the independent auditor, the Duke Energy Audit Committee adopted a policy that provides that the independent public accountants are only permitted to provide services to Duke Energy and its consolidated subsidiaries, including the Subsidiary Registrants that have been pre-approved by the Duke Energy Audit Committee. Pursuant to the policy, detailed audit services, audit-related services, tax services and certain other services have been specifically pre-approved up to certain fee limits. In the event that the cost of any of these services may exceed the pre-approved limits, the Duke Energy Audit Committee must pre-approve the service. All other services that are not prohibited pursuant to the Securities and Exchange Commission's or other applicable regulatory bodies' rules of regulations must be specifically pre-approved by the Duke Energy Audit Committee. All services performed in 2011 and 2010 by the independent public accountant were approved by the Duke Energy Audit Committee pursuant to its pre-approval policy.

# ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

(a) Consolidated Financial Statements, Supplemental Financial Data and Supplemental Schedules included in Part II of this annual report are as follows:

**Duke Energy Corporation:**

Consolidated Financial Statements

Consolidated Statements of Operations for the Years Ended December 31, 2011, 2010 and 2009

Consolidated Balance Sheets as of December 31, 2011 and 2010

Consolidated Statements of Cash Flows for the Years Ended December 31, 2011, 2010 and 2009

Consolidated Statements of Equity and Comprehensive Income for the Years ended December 31, 2011, 2010 and 2009

Notes to the Consolidated Financial Statements

Quarterly Financial Data, (unaudited, included in Note 24 to the Consolidated Financial Statements)

Consolidated Financial Statement Schedule I — Condensed Parent Company Financial Information for the Years Ended December 31, 2011, 2010 and 2009

Consolidated Financial Statement Schedule II — Valuation and Qualifying Accounts and Reserves for the Years Ended December 31, 2011, 2010 and 2009

Report of Independent Registered Public Accounting Firm

**Duke Energy Carolinas, LLC:**

Consolidated Financial Statements

Consolidated Statements of Operations for the Years Ended December 31, 2011, 2010 and 2009

Consolidated Balance Sheets as of December 31, 2011 and 2010

Consolidated Statements of Cash Flows for the Years Ended December 31, 2011, 2010 and 2009

Consolidated Statements of Member's Equity and Comprehensive Income for the Years ended December 31, 2011, 2010 and 2009

Notes to the Consolidated Financial Statements

Quarterly Financial Data, (unaudited, included in Note 24 to the Consolidated Financial Statements)

Consolidated Financial Statement Schedule II — Valuation and Qualifying Accounts and Reserves for the Years Ended December 31, 2011, 2010 and 2009

Report of Independent Registered Public Accounting Firm

All other schedules are omitted because they are not required, or because the required information is included in the Consolidated Financial Statements or Notes.

**Duke Energy Ohio, Inc:**

Consolidated Financial Statements

Consolidated Statements of Operations for the Years Ended December 31, 2011, 2010 and 2009

Consolidated Balance Sheets as of December 31, 2011 and 2010

Consolidated Statements of Cash Flows for the Years Ended December 31, 2011, 2010 and 2009

Consolidated Statements of Common Stockholder's Equity and Comprehensive Income for the Years Ended December 31, 2011, 2010 and 2009

Notes to the Consolidated Financial Statements

Quarterly Financial Data (unaudited, included in Note 24 to the Consolidated Financial Statements)

Consolidated Financial Statement Schedule II — Valuation and Qualifying Accounts and Reserves for the Years Ended December 31, 2011, 2010 and 2009

Report of Independent Registered Public Accounting Firm

All other schedules are omitted because they are not required, or because the required information is included in the Consolidated Financial Statements or Notes.

**Duke Energy Indiana, Inc:**

Consolidated Financial Statements

Consolidated Statements of Operations for the Years Ended December 31, 2011, 2010 and 2009

Consolidated Balance Sheets as of December 31, 2011 and 2010

Consolidated Statements of Cash Flows for the Years Ended December 31, 2011, 2010 and 2009

Consolidated Statements of Common Stockholder's Equity and Comprehensive Income for the Years Ended December 31, 2011, 2010 and 2009

Notes to the Consolidated Financial Statements

Quarterly Financial Data (unaudited, included in Note 24 to the Consolidated Financial Statements)

Consolidated Financial Statement Schedule II — Valuation and Qualifying Accounts and Reserves for the Years Ended December 31, 2011, 2010 and 2009

Report of Independent Registered Public Accounting Firm

All other schedules are omitted because they are not required, or because the required information is included in the Consolidated Financial Statements or Notes.

(b) Exhibits—See Exhibit Index immediately following the signature page.

## SIGNATURES

**Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned thereunto duly authorized.**

Date: February 28, 2012

DUKE ENERGY CORPORATION
(Registrants)

By: /s/ JAMES E. ROGERS
James E. Rogers
Chairman, President and
Chief Executive Officer

**Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.**

(i) /s/ James E. Rogers
James E. Rogers
Chairman, President and Chief Executive Officer (Principal Executive Officer and Director)

(ii) /s/ Lynn J. Good
Lynn J. Good
Group Executive and Chief Financial Officer (Principal Financial Officer)

(iii) /s/ Steven K. Young
Steven K. Young
Senior Vice President and Controller (Principal Accounting Officer)

(iv) Directors:

William Barnet, III*

Ann M. Gray*

G. Alex Bernhardt, Sr.*

James H. Hance, Jr.*

Michael G. Browning*

E. James Reinsch*

Daniel R. DiMicco*

James T. Rhodes*

John H. Forsgren*

Philip R. Sharp*

Date: February 28, 2012

Lynn J. Good, by signing her name hereto, does hereby sign this document on behalf of the registrant and on behalf of each of the above-named persons previously indicated by asterisk pursuant to a power of attorney duly executed by the registrant and such persons, filed with the Securities and Exchange Commission as an exhibit hereto.

By: /s/ LYNN J. GOOD
Attorney-In-Fact

## SIGNATURES

**Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.**

Date: February 28, 2012

DUKE ENERGY CAROLINAS, LLC
(Registrant)

By: /s/ JAMES E. ROGERS
James E. Rogers
Chief Executive Officer

**Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.**

(i) /s/ James E. Rogers
James E. Rogers
Chief Executive Officer (Principal Executive Officer)

(ii) /s/ Lynn J. Good
Lynn J. Good
Chief Financial Officer (Principal Financial Officer)

(iii) /s/ Steven K. Young
Steven K. Young
Senior Vice President and Controller (Principal Accounting Officer)

(iv) Directors:

/s/ James E. Rogers
James E. Rogers

/s/ Lynn J. Good
Lynn J. Good

/s/ Marc E. Manly
Marc E. Manly

Date: February 28, 2012

## SIGNATURES

**Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.**

Date: February 28, 2012

DUKE ENERGY OHIO, INC.
(Registrant)

By: /s/ JAMES E. ROGERS
James E. Rogers
Chief Executive Officer

**Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.**

(i) /s/ James E. Rogers
James E. Rogers
Chief Executive Officer (Principal Executive Officer)

(ii) /s/ Lynn J. Good
Lynn J. Good
Chief Financial Officer (Principal Financial Officer)

(iii) /s/ Steven K. Young
Steven K. Young
Senior Vice President and Controller (Principal Accounting Officer)

(iv) Directors:

/s/ James E. Rogers
James E. Rogers

/s/ Lynn J. Good
Lynn J. Good

/s/ Marc E. Manly
Marc E. Manly

Date: February 28, 2012

## SIGNATURES

**Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.**

Date: February 28, 2012

DUKE ENERGY INDIANA, INC.
(Registrant)

By: /s/ JAMES E. ROGERS
James E. Rogers
Chief Executive Officer

**Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.**

(i) /s/ James E. Rogers
James E. Rogers
Chief Executive Officer (Principal Executive Officer)

(ii) /s/ Lynn J. Good
Lynn J. Good
Chief Financial Officer (Principal Financial Officer)

(iii) /s/ Steven K. Young
Steven K. Young
Senior Vice President and Controller (Principal Accounting Officer)

(iv) Directors:

/s/ Kelley A. Karn
Kelley A. Karn

/s/ Douglas F. Esamann
Douglas F. Esamann

/s/ Marc E. Manly
Marc E. Manly

Date: February 28, 2012

## EXHIBIT INDEX

Exhibits filed herewith are designated by an asterisk (*). All exhibits not so designated are incorporated by reference to a prior filing, as indicated. Items constituting management contracts or compensatory plans or arrangements are designated by a double asterisk (**). The Company agrees to furnish upon request to the Commission a copy of any omitted schedules or exhibits upon request on all items designated by a triple asterisk (***).

| Exhibit Number | | Duke Energy | Duke Energy Carolinas | Duke Energy Ohio | Duke Energy Indiana |
|---|---|---|---|---|---|
| 2.1 | Agreement and Plan of Merger, dated as of May 8, 2005, as amended as of July 11, 2005, as of October 3, 2005 and as of March 30, 2006, by and among the registrant, Duke Energy Corporation, Cinergy Corp., Deer Acquisition Corp., and Cougar Acquisition Corp. (filed with Form 8-K of Duke Energy Corporation, File No. 1-32853, April 4, 2006, as Exhibit 2-1). | X | X | | |
| 2.2 | Separation and Distribution Agreement, dated as of December 13, 2006, by and between Duke Energy Corporation and Spectra Energy Corp (filed with the Form 8-K of Duke Energy Corporation, File No. 1-32853, December 15, 2006, as Exhibit 2.1). | X | | | |
| 2.3 | Agreement and Plan of Merger by and among Duke Energy Corporation, Diamond Acquisition Corporation and Progress Energy, Inc. dated as of January 8, 2011 (filed with the Form 8-K of Duke Energy Corporation, File No. 1-32583, January 11, 2011). | X | | | |
| 3.1 | Amended and restated Certificate of Incorporation (filed with the Form 8-K of Duke Energy Corporation, File No. 1-32853, April 4, 2006, as Exhibit 3-1). | X | | | |
| 3.2 | Articles of Organization Including Articles of Conversion (filed with Form 8-K of registrant, File No. 1-4928, April 7, 2006, as exhibit 3.1). | | X | | |
| 3.2.1 | Amended Certificate of Incorporation, effective October 1, 2006 (filed with the Form 10-Q of the registrant for the quarter ended September 30, 2006, File No. 1-4928, as exhibit 3.1). | | X | | |
| 3.3 | Amended Articles of Incorporation of Duke Energy Ohio, Inc. effective October 23, 1996 (filed with Form 10-Q of Duke Energy Ohio, Inc. (formerly The Cincinnati Gas & Electric Company) for the quarter ended September 30, 1996, File No. 1-1232). | | | X | |
| 3.3.1 | Amended Articles of Consolidation, effective October 1, 2006 (filed with Form 10-Q of Duke Energy Ohio, Inc. (formerly The Cincinnati Gas & Electric Company) for the quarter ended September 30, 2006, File No. 1-1232). | | | X | |
| 3.4 | Amended Articles of Consolidation of PSI, as amended April 20, 1995 (filed with Form 10-Q of Duke Energy Indiana, Inc. (formerly PSI Energy, Inc.) for the quarter ended June 30, 1995, File No. 1-3543). | | | | X |
| 3.4.1 | Amendment to Article D of the Amended Articles of Consolidation of PSI, effective July 10, 1997 (filed with Form 10-K of Duke Energy Indiana, Inc. (formerly PSI Energy, Inc.) for the year ended December 31, 1997, File No. 1-3543). | | | | X |
| 3.4.2 | Amended Articles of Consolidation, effective October 1, 2006 (filed with Form 10-Q of Duke Energy Indiana, Inc. (formerly PSI Energy, Inc.) for the quarter ended September 30, 2006, File No. 1-3543). | | | | X |
| 3.5 | Amended and Restated By-Laws of registrant (filed with the Form 8-K of Duke Energy Corporation, File No. 1-32853, March 3, 2008, as Exhibit 3.1). | X | | | |
| 3.6 | Limited Liability Company Operating Agreement (filed with Form 8-K of registrant, File No. 1-4928, April 7, 2006, as exhibit 3.1). | | X | | |

| Exhibit Number | | Duke Energy | Duke Energy Carolinas | Duke Energy Ohio | Duke Energy Indiana |
|---|---|---|---|---|---|
| 3.7 | Regulations of Duke Energy Ohio, Inc., as amended on July 23, 2003 (filed with Form 10-Q of Duke Energy Ohio, Inc. (formerly The Cincinnati Gas & Electric Company) for the quarter ended June 30, 2003, File No. 1-1232). | | | X | |
| 3.8 | By-Laws of PSI, as amended on July 23, 2003 (filed with Form 10-Q of Duke Energy Indiana, Inc. (formerly PSI Energy, Inc.) for the quarter ended June 30, 2003, File No. 1-3543). | | | | X |
| 4.1 | Original Indenture (First Mortgage Bonds) between Duke Energy Ohio, Inc. and The Bank of New York (as Trustee) dated as of August 1, 1936 (filed with Registration Statement of Duke Energy Ohio, Inc. (formerly The Cincinnati Gas & Electric Company) File No. 2-2374). | | | X | |
| 4.1.1 | Fourteenth Supplemental Indenture between Duke Energy Ohio, Inc. and The Bank of New York dated as of November 2, 1972 (filed with Registration Statement of Duke Energy Ohio, Inc. (formerly The Cincinnati Gas & Electric Company) File No. 2-60961). | | | X | |
| 4.1.2 | Thirty-third Supplemental Indenture between Duke Energy Ohio, Inc. and The Bank of New York dated as of September 1, 1992 (filed with Registration Statement of Duke Energy Ohio, Inc. (formerly The Cincinnati Gas & Electric Company) File No. 2-53578). | | | X | |
| 4.1.3 | Thirty-fourth Supplemental Indenture between Duke Energy Ohio, Inc. and The Bank of New York dated as of October 1, 1993 (filed with Form 10-Q of Duke Energy Ohio, Inc. (formerly The Cincinnati Gas & Electric Company) for the quarter ended September 30, 1993, File No. 1-1232). | | | X | |
| 4.1.4 | Thirty-fifth Supplemental Indenture between Duke Energy Ohio, Inc. and The Bank of New York dated as of January 1, 1994 (filed with Registration Statement of Duke Energy Ohio, Inc. (formerly The Cincinnati Gas & Electric Company) File No. 2-52335). | | | X | |
| 4.1.5 | Thirty-sixth Supplemental Indenture between Duke Energy Ohio, Inc. and The Bank of New York dated as of February 15, 1994 (filed with Registration Statement of Duke Energy Ohio, Inc. (formerly The Cincinnati Gas & Electric Company) File No. 2-52335). | | | X | |
| 4.1.6 | Thirty-seventh Supplemental Indenture between Duke Energy Ohio, Inc. and The Bank of New York dated as of October 14, 1996 (filed with Form 10-K of Duke Energy Ohio, Inc. (formerly The Cincinnati Gas & Electric Company) for the year ended December 31, 1996, File No. 1-1232). | | | X | |
| 4.1.7 | Thirty-eighth Supplemental Indenture between Duke Energy Ohio, Inc. and The Bank of New York dated as of February 1, 2001 (filed with Form 10-Q of Duke Energy Ohio, Inc. (formerly The Cincinnati Gas & Electric Company) for the quarter ended March 31, 2001, File No. 1-1232). | | | X | |
| 4.1.8 | Thirty-ninth Supplemental Indenture dated as of September 1, 2002, between Duke Energy Ohio, Inc. and The Bank of New York, as Trustee (filed with Form 10-Q of Duke Energy Ohio, Inc. (formerly The Cincinnati Gas & Electric Company) for the quarter ended September 30, 2002, File No. 1-1232). | | | X | |
| 4.2 | Original Indenture (First Mortgage Bonds) dated September 1, 1939, between PSI and The First National Bank of Chicago, as Trustee, and LaSalle National Bank, as Successor Trustee (filed as Exhibit A-Part 5 in File No. 70-258 Supplemental Indenture dated March 30, 1984). | | | | X |
| 4.2.1 | Forty-second Supplemental Indenture between PSI and LaSalle National Bank dated August 1, 1988 (filed with Form 10-K of Duke Energy Indiana, Inc. (formerly PSI Energy, Inc.) for the year ended December 31, 1988, File No. 1-3543). | | | | X |

| Exhibit Number | | Duke Energy | Duke Energy Carolinas | Duke Energy Ohio | Duke Energy Indiana |
|---|---|---|---|---|---|
| 4.2.2 | Forty-fourth Supplemental Indenture between PSI and LaSalle National Bank dated March 15, 1990 (filed with Form 10-K of Duke Energy Indiana, Inc. (formerly PSI Energy, Inc.) for the year ended December 31, 1990, File No. 1-3543). | | | | X |
| 4.2.3 | Forty-fifth Supplemental Indenture between PSI and LaSalle National Bank dated March 15, 1990 (filed with Form 10-K of Duke Energy Indiana, Inc. (formerly PSI Energy, Inc.) for the year ended December 31, 1990, File No. 1-3543). | | | | X |
| 4.2.4 | Forty-sixth Supplemental Indenture between PSI and LaSalle National Bank dated June 1, 1990 (filed with Form 10-K of Duke Energy Indiana, Inc. (formerly PSI Energy, Inc.) for the year ended December 31, 1991, File No. 1-3543). | | | | X |
| 4.2.5 | Forty-seventh Supplemental Indenture between PSI and LaSalle National Bank dated July 15, 1991 (filed with Form 10-K of Duke Energy Indiana, Inc. (formerly PSI Energy, Inc.) for the year ended December 31, 1991, File No. 1-3543). | | | | X |
| 4.2.6 | Forty-eighth Supplemental Indenture between PSI and LaSalle National Bank dated July 15, 1992 (filed with Form 10-K of Duke Energy Indiana, Inc. (formerly PSI Energy, Inc.) for the year ended December 31, 1992, File No. 1-3543). | | | | X |
| 4.2.7 | Forty-ninth Supplemental Indenture between PSI and LaSalle National Bank dated February 15, 1993 (filed with Form 10-K of Duke Energy Indiana, Inc. (formerly PSI Energy, Inc.) for the year ended December 31, 1992, File No. 1-3543). | | | | X |
| 4.2.8 | Fiftieth Supplemental Indenture between PSI and LaSalle National Bank dated February 15, 1993 (filed with Form 10-K of Duke Energy Indiana, Inc. (formerly PSI Energy, Inc.) for the year ended December 31, 1992, File No. 1-3543). | | | | X |
| 4.2.9 | Fifty-first Supplemental Indenture between PSI and LaSalle National Bank dated February 1, 1994 (filed with Form 10-K of Duke Energy Indiana, Inc. (formerly PSI Energy, Inc.) for the year ended December 31, 1993, File No. 1-3543). | | | | X |
| 4.2.10 | Fifty-second Supplemental Indenture between PSI and LaSalle National Bank, as Trustee, dated as of April 30, 1999 (filed with Form 10-Q of Duke Energy Indiana, Inc. (formerly PSI Energy, Inc.) for the quarter ended March 31, 1999, File No. 1-3543). | | | | X |
| 4.2.11 | Fifty-third Supplemental Indenture between PSI and LaSalle National Bank dated June 15, 2001 (filed with Form 10-Q of Duke Energy Indiana, Inc. (formerly PSI Energy, Inc.) for the quarter ended June 30, 2001, File No. 1-3543). | | | | X |
| 4.2.12 | Fifty-fourth Supplemental Indenture dated as of September 1, 2002, between PSI and LaSalle Bank National Association, as Trustee (filed with Form 10-Q of Duke Energy Indiana, Inc. (formerly PSI Energy, Inc.) for the quarter ended September 30, 2002, File No. 1-3543). | | | | X |
| 4.2.13 | Fifty-fifth Supplemental Indenture between PSI and LaSalle National Bank dated February 15, 2003 (filed with Form 10-Q of Duke Energy Indiana, Inc. (formerly PSI Energy, Inc.) for the quarter ended September 30, 2003, File No. 1-3543). | | | | X |
| 4.2.14 | Fifty-Sixth Supplemental Indenture dated as of December 1, 2004, between PSI and LaSalle Bank National Association, as Trustee (filed with Form 10-K of Duke Energy Indiana, Inc. (formerly PSI Energy, Inc.) for the year ended December 31, 2004, File No. 1-3543). | | | | X |

| Exhibit Number | | Duke Energy | Duke Energy Carolinas | Duke Energy Ohio | Duke Energy Indiana |
|---|---|---|---|---|---|
| 4.3 | Repayment Agreement between Duke Energy Ohio, Inc. and The Dayton Power and Light Company dated as of December 23, 1992 (filed with Form 10-K of Duke Energy Ohio, Inc. (formerly The Cincinnati Gas & Electric Company) for the year ended December 31, 1992, File No. 1-1232). | | | X | |
| 4.4 | Indenture dated November 15, 1996, between PSI and The Fifth Third Bank, as Trustee (filed with Form 10-K of Duke Energy Indiana, Inc. (formerly PSI Energy, Inc.) for the year ended December 31, 1996, File No. 1-3543). | | | | X |
| 4.4.1 | First Supplemental Indenture dated November 15, 1996, between PSI and The Fifth Third Bank, as Trustee (filed with Form 10-K of Duke Energy Indiana, Inc. (formerly PSI Energy, Inc.) for the year ended December 31, 1996, File No. 1-3543). | | | | X |
| 4.4.2 | Third Supplemental Indenture dated as of March 15, 1998, between PSI and The Fifth Third Bank, as Trustee (filed with Form 10-K of Duke Energy Indiana, Inc. (formerly PSI Energy, Inc.) for the year ended December 31, 1997, File No. 1-3543). | | | | X |
| 4.4.3 | Fourth Supplemental Indenture dated as of August 5, 1998, between PSI and The Fifth Third Bank, as Trustee (filed with Form 10-Q of Duke Energy Indiana, Inc. (formerly PSI Energy, Inc.) for the quarter ended June 30, 1998, File No. 1-3543). | | | | X |
| 4.4.4 | Fifth Supplemental Indenture dated as of December 15, 1998, between PSI and The Fifth Third Bank, as Trustee (filed with Form 10-K of Duke Energy Indiana, Inc. (formerly PSI Energy, Inc.) for the year ended December 31, 1998, File No. 1-3543). | | | | X |
| 4.4.5 | Sixth Supplemental Indenture dated as of April 30, 1999, between PSI and The Fifth Third Bank, as Trustee (filed with Form 10-Q of Duke Energy Indiana, Inc. (formerly PSI Energy, Inc.) for the quarter ended March 31, 1999, File No. 1-3543). | | | | X |
| 4.4.6 | Seventh Supplemental Indenture dated as of October 20, 1999, between PSI and The Fifth Third Bank, as Trustee (filed with Form 10-Q of Duke Energy Indiana, Inc. (formerly PSI Energy, Inc.) for the quarter ended September 30, 1999, File No. 1-3543). | | | | X |
| 4.4.7 | Eighth Supplemental Indenture dated as of September 23, 2003, between PSI and The Fifth Third Bank, as Trustee (filed with Form 10-Q of Duke Energy Indiana, Inc. (formerly PSI Energy, Inc.) for the quarter ended September 30, 2003, File No. 1-3543). | | | | X |
| 4.4.8 | Tenth Supplemental Indenture dated as of June 9, 2006, between PSI Energy, Inc. and The Bank of New York Trust Company, N.A. (successor trustee to Fifth Third Bank), as Trustee (filed with Form 8-K of Duke Energy Indiana, Inc. (formerly PSI Energy, Inc.), filed on June 15, 2006, File No. 1-3543). | | | | X |
| 4.5 | Loan Agreement between Duke Energy Ohio, Inc. and the State of Ohio Air Quality Development Authority dated as of September 13, 1995 (filed with Form 10-Q of Duke Energy Ohio, Inc. (formerly The Cincinnati Gas & Electric Company) for the quarter ended September 30, 1995, File No. 1-1232). | | | X | |
| 4.6 | Twenty-fifth Supplemental Indenture between PSI and The First National Bank of Chicago dated September 1, 1978 (filed with the registration statement of Duke Energy Indiana, Inc. (formerly PSI Energy, Inc.), File No. 2-62543). | | | | X |
| 4.6.1 | Thirty-fifth Supplemental Indenture between PSI and The First National Bank of Chicago dated March 30, 1984 (filed with Form 10-K of Duke Energy Indiana, Inc. (formerly PSI Energy, Inc.) for the year ended December 31, 1984, File No. 1-3543). | | | | X |

| Exhibit Number | | Duke Energy | Duke Energy Carolinas | Duke Energy Ohio | Duke Energy Indiana |
|---|---|---|---|---|---|
| 4.7 | Loan Agreement between Duke Energy Ohio, Inc. and the State of Ohio Air Quality Development Authority dated August 1, 2001 (filed with the Form 10-Q of Duke Energy Ohio, Inc. (formerly The Cincinnati Gas & Electric Company) for the quarter ended September 30, 2001, File No. 1-1232). | | | X | |
| 4.8 | Indenture (Secured Medium-term Notes, Series A), dated July 15, 1991, between PSI and LaSalle National Bank, as Trustee (filed with Form 10-K/A No. 2 of Duke Energy Indiana, Inc. (formerly PSI Energy, Inc.) for the year ended December 31, 1992, filed on July 15, 1993, File No. 1-3543). | | | | X |
| 4.9 | Original Indenture (Unsecured Debt Securities) between Duke Energy Ohio, Inc. and The Fifth Third Bank dated as of May 15, 1995 (filed with the registration statement on Form 8-A, filed on July 24, 1995, File No. 1-1232). | | | X | |
| 4.9.1 | First Supplemental Indenture between Duke Energy Ohio, Inc. and The Fifth Third Bank dated as of June 1, 1995 (filed with the Form 10-Q of Duke Energy Ohio, Inc. (formerly The Cincinnati Gas & Electric Company) for the quarter ended June 30, 1995, File No. 1-1232). | | | X | |
| 4.9.2 | Second Supplemental Indenture between Duke Energy Ohio, Inc. and The Fifth Third Bank dated as of June 30, 1995 (filed with the registration statement on Form 8-A, filed on July 24, 1995, File No. 1-1232). | | | X | |
| 4.9.3 | Third Supplemental Indenture between Duke Energy Ohio, Inc. and The Fifth Third Bank dated as of October 9, 1997 (filed with the Form 10-Q of Duke Energy Ohio, Inc. (formerly The Cincinnati Gas & Electric Company) for the quarter ended September 30, 1997, File No. 1-1232). | | | X | |
| 4.9.4 | Fourth Supplemental Indenture between Duke Energy Ohio, Inc. and The Fifth Third Bank dated as of April 1, 1998 (filed with the Form 10-Q of Duke Energy Ohio, Inc. (formerly The Cincinnati Gas & Electric Company) for the quarter ended March 31, 1998, File No. 1-1232). | | | X | |
| 4.9.5 | Fifth Supplemental Indenture between Duke Energy Ohio, Inc. and The Fifth Third Bank dated as of June 9, 1998 (filed with the Form 10-Q of Duke Energy Ohio, Inc. (formerly The Cincinnati Gas & Electric Company) for the quarter ended June 30, 1998, File No. 1-1232). | | | X | |
| 4.9.6 | Sixth Supplemental Indenture between Duke Energy Ohio, Inc. and The Fifth Third Bank dated as of September 15, 2002 (filed with the Form 10-Q of Duke Energy Ohio, Inc. (formerly The Cincinnati Gas & Electric Company) for the quarter ended September 30, 2002, File No. 1-1232). | | | X | |
| 4.9.7 | Seventh Supplemental Indenture between Duke Energy Ohio, Inc. and The Fifth Third Bank dated as of June 15, 2003 (filed with the Form 10-Q of Duke Energy Ohio, Inc. (formerly The Cincinnati Gas & Electric Company) for the quarter ended June 30, 2003, File No. 1-1232). | | | X | |
| 4.10 | Indenture (Secured Medium-term Notes, Series B), dated July 15, 1992, between PSI and LaSalle National Bank, as Trustee (filed with Form 10-K/A No. 2 of Duke Energy Indiana, Inc. (formerly PSI Energy, Inc.) for the year ended December 31, 1992, filed on July 15, 1993, File No. 1-3543). | | | | X |
| 4.11 | Loan Agreement between Duke Energy Ohio, Inc. and the Ohio Air Quality Development Authority dated as of September 1, 2002 (filed with the Form 10-Q of Duke Energy Ohio, Inc. (formerly The Cincinnati Gas & Electric Company) for the quarter ended September 30, 2002, File No. 1-1232). | | | X | |
| 4.12 | Loan Agreement between PSI and the City of Princeton, Indiana dated as of November 7, 1996 (filed with Form 10-Q of Duke Energy Indiana, Inc. (formerly PSI Energy, Inc.) for the quarter ended September 30, 1996, File No. 1-3543). | | | | X |

| Exhibit Number | | Duke Energy | Duke Energy Carolinas | Duke Energy Ohio | Duke Energy Indiana |
|---|---|---|---|---|---|
| 4.13 | Loan Agreement between Duke Energy Ohio, Inc. and the Ohio Air Quality Development Authority dated as of November 1, 2004, relating to Series A (filed with the Form 8-K of Duke Energy Ohio, Inc. (formerly The Cincinnati Gas & Electric Company), filed on November 19, 2004, File No. 1-1232). | | | X | |
| 4.14 | Loan Agreement between PSI and the City of Princeton, Indiana dated as of February 1, 1997 (filed with Form 10-K of Duke Energy Indiana, Inc. (formerly PSI Energy, Inc.) for the year ended December 31, 1996, File No. 1-3543). | | | | X |
| 4.15 | Loan Agreement between Duke Energy Ohio, Inc. and the Ohio Air Quality Development Authority dated as of November 1, 2004, relating to Series B (filed with the Form 8-K of Duke Energy Ohio, Inc. (formerly The Cincinnati Gas & Electric Company), filed on November 19, 2004, File No. 1-1232). | | | X | |
| 4.16 | Unsecured Promissory Note dated October 14, 1998, between PSI and the Rural Utilities Service (filed with Form 10-K of Duke Energy Indiana, Inc. (formerly PSI Energy, Inc.) for the year ended December 31, 1998, File No. 1-3543). | | | | X |
| 4.17 | Loan Agreement between PSI and the Indiana Development Finance Authority dated as of July 15, 1998 (filed with Form 10-Q of Duke Energy Indiana, Inc. (formerly PSI Energy, Inc.) for the quarter ended June 30, 1998, File No. 1-3543). | | | | X |
| 4.18 | Loan Agreement between PSI and the Indiana Development Finance Authority dated as of May 1, 2000 (filed with Form 10-Q of Duke Energy Indiana, Inc. (formerly PSI Energy, Inc.) for the quarter ended June 30, 2000, File No. 1-3543). | | | | X |
| 4.19 | Loan Agreement between PSI and the Indiana Development Finance Authority dated as of September 1, 2002 (filed with Form 10-Q of Duke Energy Indiana, Inc. (formerly PSI Energy, Inc.) for the quarter ended September 30, 2002 File No. 1-3543). | | | | X |
| 4.20 | Loan Agreement between PSI and the Indiana Development Finance Authority dated as of September 1, 2002 (filed with Form 10-Q of Duke Energy Indiana, Inc. (formerly PSI Energy, Inc.) for the quarter ended September 30, 2002, File No. 1-3543). | | | | X |
| 4.21 | Loan Agreement between PSI and the Indiana Development Finance Authority dated as of February 15, 2003 (filed with Form 10-Q of Duke Energy Indiana, Inc. (formerly PSI Energy, Inc.) for the quarter ended March 31, 2003, File No. 1-3543). | | | | X |
| 4.22 | 6.302% Subordinated Note between PSI and Cinergy Corp., dated February 5, 2003 (filed with Form 10-Q of Duke Energy Indiana, Inc. (formerly PSI Energy, Inc.) for the quarter ended March 31, 2003, File No. 1-3543). | | | | X |
| 4.23 | 6.403% Subordinated Note between PSI and Cinergy Corp., dated February 5, 2003 (filed with Form 10-Q of Duke Energy Indiana, Inc. (formerly PSI Energy, Inc.) for the quarter ended March 31, 2003, File No. 1-3543). | | | | X |
| 4.24 | Loan Agreement between PSI and the Indiana Development Finance Authority dated as of December 1, 2004, relating to Series 2004B (filed with Form 8-K of Duke Energy Indiana, Inc. (formerly PSI Energy, Inc.), filed on December 9, 2004, File No. 1-3543). | | | | X |
| 4.25 | Loan Agreement between PSI and the Indiana Development Finance Authority dated as of December 1, 2004, relating to Series 2004C (filed with Form 8-K of Duke Energy Indiana, Inc. (formerly PSI Energy, Inc.), filed on December 9, 2004, File No. 1-3543). | | | | X |

| Exhibit Number | | Duke Energy | Duke Energy Carolinas | Duke Energy Ohio | Duke Energy Indiana |
|---|---|---|---|---|---|
| 4.26 | Form of Sixth Supplemental Indenture, dated as of November 17, 2011, to the Indenture, dated as of June 3, 2008, between Duke Energy Corporation and The Bank of New York Mellon Trust Company, N.A., as Trustee (filed with Form 8-K of Duke Energy Corporation, November 17, 2011, File No. 1-32853, as Exhibit 4.1). | | X | | |
| 4.27 | Form of Fifth Supplemental Indenture, dated as of August 25, 2011, to the Indenture, dated as of June 3, 2008, between Duke Energy Corporation and The Bank of New York Mellon Trust Company, N.A., as Trustee (filed with Form 8-K of Duke Energy Corporation, August 25, 2011, File No.1-32583, Exhibit 4.1). | | X | | |
| 4.28 | Ninety-third Supplemental Indenture dated as of May 19, 2011 between the Company and The Bank of New York Mellon Trust Company, N.A., as Trustee (filed with Form 8-K of Duke Energy Carolinas, May 19, 2011, File No. 1-04928, as Exhibit 4.1). | | X | | |
| 4.29 | Ninety-fourth Supplemental Indenture dated as of December 8, 2011 between Duke Energy Carolinas, LLC and The Bank of New York Mellon Trust Company, N.A., as Trustee (filed with Form 8-K of Duke Energy Carolinas, December 8, 2011, File No. 1-04928, as Exhibit 4.1). | | X | | |
| 10.1 | Purchase and Sale Agreement dated as of January 8, 2006, by and among Duke Energy Americas, LLC, and LSP Bay II Harbor Holding, LLC (filed with the Form 10-Q of the registrant for the quarter ended March 31, 2006, File No. 1-32853, as Exhibit 10.2). | X | | | |
| 10.1.1 | Amendment to Purchase and Sale Agreement, dated as of May 4, 2006, by and among Duke Energy Americas, LLC, LS Power Generation, LLC (formerly known as LSP Bay II Harbor Holding, LLC), LSP Gen Finance Co, LLC, LSP South Bay Holdings, LLC, LSP Oakland Holdings, LLC, and LSP Morro Bay Holdings, LLC (filed with the Form 10-Q of the registrant for the quarter ended March 31, 2006, File No. 1-32853, as Exhibit 10.2.1). | X | | | |
| 10.2 | Purchase and Sale Agreement dated as of January 8, 2006, by and among Duke Energy Americas, LLC, and LSP Bay II Harbor Holding, LLC (filed with Form 10-Q of Duke Energy Corporation (formerly known as Duke Energy Holding Corp.) for the quarter ended March 31, 2006, File No. 1-32853, as exhibit 10.2). | | X | | |
| 10.2.1 | Amendment to Purchase and Sale Agreement, dated as of May 4, 2006, by and among Duke Energy Americas, LLC, LS Power Generation, LLC (formerly known as LSP Bay II Harbor Holding, LLC), LSP Gen Finance Co, LLC, LSP South Bay Holdings, LLC, LSP Oakland Holdings, LLC, and LSP Morro Bay Holdings, LLC (filed with Form 10-Q of Duke Energy Corporation (formerly known as Duke Energy Holding Corp.) for the quarter ended March 31, 2006, File No. 1-32853, as exhibit 10.2.1 | | X | | |
| 10.3 | Employment Agreement dated February 4, 2004, among Cinergy Corp., Duke Energy Ohio, Inc., and Duke Energy, Indiana, Inc., and James E. Rogers (filed with Form 10-K of Duke Energy Ohio, Inc. (formerly The Cincinnati Gas & Electric Company) for the year ended December 31, 2003, File No. 1-1232). | | | X | |
| 10.4 | Employment Agreement dated February 4, 2004, among Cinergy Corp., The Cincinnati Gas & Electric Company (CG&E), and PSI, and James E. Rogers (filed with Form 10-Q of Duke Energy Indiana, Inc. (formerly PSI Energy, Inc.) for the quarter ended September 30, 1996, File No. 1-3543). | | | | X |
| 10.5** | Directors' Charitable Giving Program (filed with Form 10-K of Duke Energy Carolinas, LLC for the year ended December 31, 1992, File No. 1-4928, as Exhibit 10-P). | X | | | |
| 10.5.1** | Amendment to Directors' Charitable Giving Program dated June 18, 1997 (filed with Form 10-K of Duke Energy Carolinas, LLC for the year ended December 31, 2003, File No. 1-4928, as Exhibit 10-1.1). | X | | | |

| Exhibit Number | | Duke Energy | Duke Energy Carolinas | Duke Energy Ohio | Duke Energy Indiana |
|---|---|---|---|---|---|
| 10.5.2** | Amendment to Directors' Charitable Giving Program dated July 28, 1997 (filed with Form 10-K of Duke Energy Carolinas, LLC for the year ended December 31, 2003, File No. 1-4928, as Exhibit 10-1.2). | X | | | |
| 10.5.3** | Amendment to Directors' Charitable Giving Program dated February 18, 1998 (filed with Form 10-K of Duke Energy Carolinas, LLC for the year ended December 31, 2003, File No. 1-4928, as Exhibit 10-1.3). | X | | | |
| 10.6 | Fifteenth Supplemental Indenture, dated as of April 3, 2006, among the registrant, Duke Energy and JPMorgan Chase Bank, N.A. (as successor to Guaranty Trust Company of New York), as trustee (the "Trustee"), supplementing the Senior Indenture, dated as of September 1, 1998, between Duke Power Company LLC (formerly Duke Energy Corporation) and the Trustee (filed with Form 10-Q of Duke Energy Corporation, File No. 1-32853, August 9, 2006, as exhibit 10.1). | | X | | |
| 10.7 | Amended and Restated Employment Agreement dated October 11, 2002, among Cinergy Corp., Services, Duke Energy Ohio, Inc., and Duke Energy Indiana, Inc., and William J. Grealis (filed with Form 10-K of Duke Energy Ohio, Inc. (formerly The Cincinnati Gas & Electric Company) for the year ended December 31, 2002, File No. 1-1232). | | | X | |
| 10.7.1 | Amended Employment Agreement effective December 17, 2003 to Employment Agreement dated October 11, 2002, among Cinergy Corp., Services, Duke Energy Ohio, Inc., and Duke Energy Indiana, Inc., and William J. Grealis (filed with Form 10-K of Duke Energy Ohio, Inc. (formerly The Cincinnati Gas & Electric Company) for the year ended December 31, 2002, File No. 1-1232). | | | X | |
| 10.8 | Amended and Restated Employment Agreement dated October 11, 2002, among Cinergy Corp., Services, CG&E, and PSI, and William J. Grealis (filed with Form 10-Q of Duke Energy Indiana, Inc. (formerly PSI Energy, Inc.) for the quarter ended September 30, 1996, File No. 1-3543). | | | | X |
| 10.8.1 | Amended Employment Agreement effective December 17, 2003 to Employment Agreement dated October 11, 2002, among Cinergy Corp., Services, CG&E, and PSI, and William J. Grealis (filed with Form 10-Q of Duke Energy Indiana, Inc. (formerly PSI Energy, Inc.) for the quarter ended September 30, 1996, File No. 1-3543). | | | X | |
| 10.9** | Duke Energy Corporation 1998 Long-Term Incentive Plan, as amended (filed as Exhibit 1 to Schedule 14A of Duke Energy Carolinas, LLC, March 28, 2003, File No. 1-4928). | X | | | |
| 10.10 | Agreements with Piedmont Electric Membership Corporation, Rutherford Electric Membership Corporation and Blue Ridge Electric Membership Corporation to provide wholesale electricity and related power scheduling services from September 1, 2006 through December 31, 2021 (filed with Form 10-Q of Duke Energy Corporation, File No. 1-32853, August 9, 2006, as exhibit 10.15). | | X | | |
| 10.11 | Amended and Restated Employment Agreement dated October 1, 2002, among Cinergy Corp., Services, Duke Energy Ohio, Inc., and Duke Energy Indiana, Inc., and Donald B. Ingle, Jr. (filed with Form 10-K of Duke Energy Ohio, Inc. (formerly The Cincinnati Gas & Electric Company) for the year ended December 31, 2002, File No. 1-1232). | | | X | |
| 10.12 | Amended and Restated Employment Agreement dated October 1, 2002, among Cinergy Corp., Services, CG&E, and PSI, and Donald B. Ingle, Jr. (filed with Form 10-Q of Duke Energy Indiana, Inc. (formerly PSI Energy, Inc.) for the quarter ended September 30, 1996, File No. 1-3543). | | | | X |
| 10.13** | Duke Energy Corporation Executive Short-Term Incentive Plan (filed as Exhibit 2 to Schedule 14A of Duke Energy Carolinas, LLC, March 28, 2003, File No. 1-4928). | X | | | |

| Exhibit Number | | Duke Energy | Duke Energy Carolinas | Duke Energy Ohio | Duke Energy Indiana |
|---|---|---|---|---|---|
| 10.14 | $2,650,000,000 Amended and Restated Credit Agreement, dated as of June 28, 2007, among Duke Energy Corporation, Duke Energy Carolinas, LLC, Duke Energy Ohio, Inc., Duke Energy Indiana, Inc. and Duke Energy Kentucky, Inc., as Borrowers, the banks listed therein, Wachovia Bank, National Association, as Administrative Agent, JPMorgan Chase Bank, National Association, Barclays Bank PLC, Bank of America, N.A. and Citibank, N.A., as Co-Syndication Agents and The Bank of Tokyo-Mitsubishi, Ltd., New York Branch and Credit Suisse, as Co-Documentation Agents (filed with the Form 8-K of the registrant, July 5, 2007, File No. 1-4928, as Exhibit 10.1). | | X | | |
| 10.15 | Amended and Restated Employment Agreement dated September 12, 2002, among Cinergy Corp., Services, Duke Energy Ohio, Inc., and Duke Energy Indiana, Inc., and Michael J. Cyrus (filed with Form 10-K of Duke Energy Ohio, Inc. (formerly The Cincinnati Gas & Electric Company) for the year ended December 31, 2002, File No. 1-1232). | | | X | |
| 10.15.1 | Amended Employment Agreement effective December 17, 2003 to Employment Agreement dated September 12, 2002, among Cinergy Corp., Services, Duke Energy Ohio, Inc., and Duke Energy Indiana, Inc., and Michael J. Cyrus (filed with Form 10-K of Duke Energy Ohio, Inc. (formerly The Cincinnati Gas & Electric Company) for the year ended December 31, 2003, File No. 1-1232). | | | X | |
| 10.15.2 | Form of amendment to employment agreement, adopted and effective December 14, 2005, between Services and each of Michael J. Cyrus and James L. Turner (filed with Form 10-K of Duke Energy Ohio, Inc. (formerly The Cincinnati Gas & Electric Company) for the year ended December 31, 2002, File No. 1-1232). | | | X | |
| 10.16 | Amended and Restated Employment Agreement dated September 12, 2002, among Cinergy Corp., Services, CG&E, and PSI, and Michael J. Cyrus (filed with Form 10-Q of Duke Energy Indiana, Inc. (formerly PSI Energy, Inc.) for the quarter ended September 30, 1996, File No. 1-3543). | | | | X |
| 10.16.1 | Amended Employment Agreement effective December 17, 2003 to Employment Agreement dated September 12, 2002, among Cinergy Corp., Services, CG&E, and PSI, and Michael J. Cyrus (filed with Form 10-Q of Duke Energy Indiana, Inc. (formerly PSI Energy, Inc.) for the quarter ended September 30, 1996, File No. 1-3543). | | | | X |
| 10.16.2 | Form of amendment to employment agreement, adopted and effective December 14, 2005, between Services and each of Michael J. Cyrus and James L. Turner (filed with Form 10-Q of Duke Energy Indiana, Inc. (formerly PSI Energy, Inc.) for the quarter ended September 30, 1996, File No. 1-3543). | | | | X |
| 10.17** | Duke Energy Corporation Executive Savings Plan, as amended and restated (filed with Form 8-K of Duke Energy Corporation, October 31, 2007, File No. 1-32853, as Exhibit 10.1 | X | | | |
| 10.18 | Asset Purchase Agreement by and Between Saluda River Electric Cooperative, Inc., as Seller, and Duke Energy Carolinas, LLC, as Purchaser, dated December 20, 2006 (filed with the Form 8-K of the registrant, File No. 1-4928, December 27, 2006, as exhibit 10.1). | | X | | |
| 10.19 | Amended and Restated Employment Agreement dated September 24, 2002, among Cinergy Corp., Services, Duke Energy Ohio, Inc., and Duke Energy Indiana, Inc., and James L. Turner (filed with Form 10-K of Duke Energy Ohio, Inc. (formerly The Cincinnati Gas & Electric Company) for the year ended December 31, 2003, File No. 1-1232). | | | X | |

| Exhibit Number | | Duke Energy | Duke Energy Carolinas | Duke Energy Ohio | Duke Energy Indiana |
|---|---|---|---|---|---|
| 10.19.1 | Amended Employment Agreement effective December 17, 2003 to Employment Agreement dated September 24, 2002, among Cinergy Corp., Services, Duke Energy Ohio, Inc., and Duke Energy Indiana, Inc., and James L. Turner (filed with Form 10-K of Duke Energy Ohio, Inc. (formerly The Cincinnati Gas & Electric Company) for the year ended December 31, 2003, File No. 1-1232). | | | X | |
| 10.20 | Amended and Restated Employment Agreement dated September 24, 2002, among Cinergy Corp., Services, CG&E, and PSI, and James L. Turner (filed with Form 10-Q of Duke Energy Indiana, Inc. (formerly PSI Energy, Inc.) for the quarter ended September 30, 1996, File No. 1-3543). | | | | X |
| 10.20.1 | Amended Employment Agreement effective December 17, 2003 to Employment Agreement dated September 24, 2002, among Cinergy Corp., Services, CG&E, and PSI, and James L. Turner (filed with Form 10-Q of Duke Energy Indiana, Inc. (formerly PSI Energy, Inc.) for the quarter ended September 30, 1996, File No. 1-3543). | | | | X |
| 10.21** | Non-Qualified Option Agreement dated as of November 17, 2003 pursuant to Duke Energy Corporation 1998 Long-Term Incentive Plan, by and between Duke Energy Corporation and Paul M. Anderson (filed with Form 10-K of Duke Energy Carolinas, LLC for the year ended December 31, 2004, File No. 1-4928, as Exhibit 10-18.4). | X | | | |
| 10.22 | Settlement between Duke Energy Corporation, Duke Energy Carolinas, LLC and the U.S. Department of Justice resolving Duke Energy's used nuclear fuel litigation against the U.S. Department of Energy dated as of March 6, 2007 (filed with the Form 8-K of the registrant, File No. 1-4928, March 12, 2007, as item 8.01). | | X | | |
| 10.23 | Employment Agreement dated November 15, 2002, among Cinergy Corp., Duke Energy Ohio, Inc., and Duke Energy Indiana, Inc. and Marc E. Manly (filed with Form 10-K of Duke Energy Ohio, Inc. (formerly The Cincinnati Gas & Electric Company) for the year ended December 31, 2003, File No. 1-1232). | | | X | |
| 10.23.1 | Amended Employment Agreement effective December 17, 2003 to Employment Agreement dated November 15, 2002, among Cinergy Corp., Duke Energy Ohio, Inc., and Duke Energy Indiana, Inc., and Marc E. Manly (filed with Form 10-K of Duke Energy Ohio, Inc. (formerly The Cincinnati Gas & Electric Company) for the year ended 12/31/03, File No. 1-1232). | | | X | |
| 10.24 | Employment Agreement dated November 15, 2002, among Cinergy Corp., CG&E, and PSI and Marc E. Manly (filed with Form 10-Q of Duke Energy Indiana, Inc. (formerly PSI Energy, Inc.) for the quarter ended September 30, 1996, File No. 1-3543). | | | | X |
| 10.24.1 | Amended Employment Agreement effective December 17, 2003 to Employment Agreement dated November 15, 2002, among Cinergy Corp., CG&E, and PSI, and Marc E. Manly (filed with Form 10-Q of Duke Energy Indiana, Inc. (formerly PSI Energy, Inc.) for the quarter ended September 30, 1996, File No. 1-3543). | | | | X |
| 10.25** | Form of Phantom Stock Award Agreement dated February 28, 2005, pursuant to Duke Energy Corporation1998 Long-Term Incentive Plan by and between Duke Energy Corporation and each of Fred J. Fowler, David L. Hauser, Jimmy W. Mogg and Ruth G. Shaw (filed with the Form 8-K of Duke Energy Carolinas, LLC, File No. 1-4928, February 28, 2005, as Exhibit 10-2). | X | | | |

| Exhibit Number | | Duke Energy | Duke Energy Carolinas | Duke Energy Ohio | Duke Energy Indiana |
|---|---|---|---|---|---|
| 10.26 | Engineering, Procurement and Construction Agreement, dated July 11, 2007, by and between Duke Energy Carolinas, LLC and Stone &Webster National Engineering P.C. (filed with the Form 10-Q of the registrant, November 13, 2007, File No. 1-4928, as Exhibit 10.1). (Portions of the exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.) | | X | | |
| 10.27 | Deferred Compensation Agreement between Duke Energy Ohio, Inc. and Jackson H. Randolph dated January 1, 1992 (filed with Form 10-K of Duke Energy Ohio, Inc. (formerly The Cincinnati Gas & Electric Company) for the year ended December 31, 1992, File No. 1-1232). | | | X | |
| 10.28 | Deferred Compensation Agreement, effective as of January 1, 1992, between PSI and James E. Rogers (filed with Form 10-Q of Duke Energy Indiana, Inc. (formerly PSI Energy, Inc.) for the quarter ended September 30, 1996, File No. 1-3543). | | | | X |
| 10.29** | Form of Phantom Stock Award Agreement dated as of May 11, 2005, pursuant to Duke Energy Corporation 1998 Long-Term Incentive Plan by and between Duke Energy Corporation and Jimmy W. Mogg. (filed with Form 10-Q of Duke Energy Carolinas, LLC for the quarter ended June 30, 2005, File No. 1-4928, as Exhibit 10-6). | X | | | |
| 10.30 | Amended and Restated Engineering, Procurement and Construction Agreement, dated February 20, 2008, by and between Duke Energy Carolinas, LLC and Stone & Webster National Engineering P.C. (filed with the Form 10-Q of the registrant, May 14, 2008, File No. 1-4928, as Exhibit 10.1). (Portions of the exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended). | | X | | |
| 10.31 | Split Dollar Insurance Agreement, effective as of May 1, 1993, between Duke Energy Ohio, Inc. and Jackson H. Randolph (filed with Form 10-K of Duke Energy Ohio, Inc. (formerly The Cincinnati Gas & Electric Company) for the year ended December 31, 1994, File No. 1-1232). | | | X | |
| 10.32 | Split Dollar Life Insurance Agreement, effective as of January 1, 1992, between PSI and James E. Rogers (filed with Form 10-Q of Duke Energy Indiana, Inc. (formerly PSI Energy, Inc.) for the quarter ended September 30, 1996, File No. 1-3543). | | | | X |
| 10.32.1 | First Amendment to Split Dollar Life Insurance Agreement between PSI and James E. Rogers dated December 11, 1992 (filed with Form 10-Q of Duke Energy Indiana, Inc. (formerly PSI Energy, Inc.) for the quarter ended September 30, 1996, File No. 1-3543). | | | | X |
| 10.33** | Form of Phantom Stock Award Agreement dated as of May 12, 2005, pursuant to Duke Energy Corporation 1998 Long-Term Incentive Plan by and between Duke Energy Corporation and nonemployee directors (filed in Form 8-K of Duke Energy Carolinas, LLC, May 17, 2005, File No. 1-4928, as Exhibit 10-1). | X | | | |
| 10.34 | Amended No. 1 to the Amended and Restated Credit Agreement (filed on Form 8-K of the registrant, March 12, 2008, File No. 1-4928, as Exhibit 10.1). | | X | | |
| 10.35 | Amended and Restated Supplemental Retirement Income Agreement between Duke Energy Ohio, Inc. and Jackson H. Randolph dated January 1, 1995 (filed with Form 10-K of Duke Energy Ohio, Inc. (formerly The Cincinnati Gas & Electric Company) for the year ended December 31, 1995, File No. 1-1232). | | | X | |

| Exhibit Number | | Duke Energy | Duke Energy Carolinas | Duke Energy Ohio | Duke Energy Indiana |
|---|---|---|---|---|---|
| 10.36 | Asset Purchase Agreement by and among Cinergy Capital & Trading, Inc. (Capital & Trading), CinCap Madison, LLC and PSI dated as of February 5, 2003 (filed with Form 10-Q of Duke Energy Indiana, Inc. (formerly PSI Energy, Inc.) for the quarter ended September 30, 1996, File No. 1-3543). | | | | X |
| 10.37 | Form of Phantom Stock Award Agreement (filed with Form 8-K of Duke Energy Corporation, File No. 1-32853, April 4, 2006, as Exhibit 10.1). | X | | | |
| 10.38 | Amended and Restated Engineering and Construction Agreement, dated as of December 21, 2009, by and between Duke Energy Carolinas, LLC and Shaw North Carolina, Inc. | | X | | |
| 10.39 | Amended and Restated Supplemental Executive Retirement Income Agreement between Duke Energy Ohio, Inc. and certain executive officers (filed with Form 10-K of Duke Energy Ohio, Inc. (formerly The Cincinnati Gas & Electric Company) for the year ended December 31, 1997, File No. 1-1232). | | | X | |
| 10.40 | Asset Purchase Agreement by and among Capital & Trading., CinCap VII, LLC and PSI dated as of February 5, 2003 (filed with Form 10-Q of Duke Energy Indiana, Inc. (formerly PSI Energy, Inc.) for the quarter ended September 30, 1996, File No. 1-3543). | | | | X |
| 10.41 | Form of Performance Share Award Agreement (filed with Form 8-K of Duke Energy Corporation, File No. 1-32853, April 4, 2006, as Exhibit 10.2). | X | | | |
| 10.42 | Eighty-Eighth Supplemental Indenture dated as of November 17, 2008, between Duke Energy Carolinas, LLC and The Bank of New York Mellon Trust Company, N.A., as Trustee (filed with the Form 8-K of the registrant, File No. 1-4928, November 17, 2008, as item 4.1). | | X | | |
| 10.43 | Asset Purchase Agreement by and among Duke Energy Indiana, Inc. and Duke Energy Ohio, Inc. and Allegheny Energy Supply Company, LLC, Allegheny Energy Supply Wheatland Generating Facility, LLC and Lake Acquisition Company, L.L.C., dated as of May 6, 2005 (filed with Form 10-Q of Duke Energy Ohio, Inc. (formerly The Cincinnati Gas & Electric Company) for the quarter ended June 30, 2005, File No. 1-1232). | | | X | |
| 10.44 | Asset Purchase Agreement by and among PSI and CG&E and Allegheny Energy Supply Company, LLC, Allegheny Energy Supply Wheatland Generating Facility, LLC and Lake Acquisition Company, L.L.C., dated as of May 6, 2005 (filed with Form 10-Q of Duke Energy Indiana, Inc. (formerly PSI Energy, Inc.) for the quarter ended September 30, 1996, File No. 1-3543). | | | | X |
| 10.45** | Employment Agreement between Duke Energy Corporation and James E. Rogers, dated April 4, 2006 (filed with Form 8-K of Duke Energy Corporation, File No. 1-32853, April 6, 2006, as Exhibit 10.1). | X | | | |
| 10.45.1** | Performance Award Agreement between Duke Energy Corporation and James E. Rogers, dated April 4, 2006 (filed with Form 8-K of Duke Energy Corporation, File No. 1-32853, April 6, 2006, as Exhibit 10.2). | X | | | |
| 10.45.2** | Phantom Stock Grant Agreement between Duke Energy Corporation and James E. Rogers, dated April 4, 2006 (filed with Form 8-K of Duke Energy Corporation, File No. 1-32853, April 6, 2006, as Exhibit 10.3). | X | | | |
| 10.46 | Underwriting Agreement, dated as of November 12, 2008, with Barclays Capital Inc., Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC, as representatives of the several underwriters named therein, in connection with Duke Energy Carolinas, LLC's issuance and sale of $400,000,000 aggregate principal amount of its First and Refunding Mortgage Bonds, 5.75% Series C due 2013 and $500,000,000 aggregate principal amount of its First and Refunding Mortgage Bonds, 7.00% Series C due 2018 (filed with the Form 8-K of the registrant, File No. 1-4928, November 17, 2008, as item 99.1). | | X | | |

| Exhibit Number | | Duke Energy | Duke Energy Carolinas | Duke Energy Ohio | Duke Energy Indiana |
|---|---|---|---|---|---|
| 10.47 | $2,650,000,000 Amended and Restated Credit Agreement, dated as of June 28, 2007, among Duke Energy Corporation, Duke Energy Carolinas, LLC, Duke Energy Ohio, Inc., Duke Energy Indiana, Inc. and Duke Energy Kentucky, Inc., as Borrowers, the banks listed therein, Wachovia Bank, National Association, as Administrative Agent, JPMorgan Chase Bank, National Association, Barclays Bank PLC, Bank of America, N.A. and Citibank, N.A., as Co-Syndication Agents and The Bank of Tokyo-Mitsubishi, Ltd., New York Branch and Credit Suisse, as Co-Documentation Agents (filed in Form 8-K of Duke Energy Ohio, Inc., July 5, 2007, File No. 1-1232, as Exhibit 10.1). | | | X | |
| 10.47.1 | Amendment No. 1 to the Amended and Restated Credit Agreement (filed on Form 8-K of Duke Energy Ohio, Inc., March 12, 2008, File No. 1-1232, as Exhibit 10.1). | | | X | |
| 10.48 | Underwriting Agreement in connection with PSI issuance and sale of $350,000,000 aggregate principal amount of its 6.12% Debentures due 2035 (filed with Form 10-Q of Duke Energy Indiana, Inc. (formerly PSI Energy, Inc.) for the quarter ended September 30, 1996, File No. 1-3543). | | | | X |
| 10.49** | Form Phantom Stock Award Agreement and Election to Defer (filed with Form 8-K of Duke Energy Corporation, File No. 1-32853, May 16, 2006, as Exhibit 10.1). | X | | | |
| 10.50 | Keepwell Agreement, dated April 10, 2006, between Duke Capital LLC and Duke Energy Ohio, Inc. (filed with Form 10-K of Duke Energy Ohio, Inc. (formerly The Cincinnati Gas & Electric Company), filed on April 14, 2006, File No. 1-1232). | | | X | |
| 10.51 | $2,000,000,000 Amended and Restated Credit Agreement among the registrant, such subsidiaries, the banks listed therein, Barclays Bank PLC, as Administrative Agent, and JPMorgan Chase Bank, N.A., as Syndication Agent (filed with Form 10-Q of Duke Energy Indiana, Inc. (formerly PSI Energy, Inc.) for the quarter ended September 30, 1996, File No. 1-3543). | | | | X |
| 10.51.1 | $2,650,000,000 Amended and Restated Credit Agreement, dated as of June 28, 2007, among Duke Energy Corporation, Duke Energy Carolinas, LLC, Duke Energy Ohio, Inc., Duke Energy Indiana, Inc. and Duke Energy Kentucky, Inc., as Borrowers, the banks listed therein, Wachovia Bank, National Association, as Administrative Agent, JPMorgan Chase Bank, National Association, Barclays Bank PLC, Bank of America, N.A. and Citibank, N.A., as Co-Syndication Agents and The Bank of Tokyo-Mitsubishi, Ltd., New York Branch and Credit Suisse, as Co-Documentation Agents (filed in Form 8-K of Duke Energy Indiana, Inc., July 5, 2007, File No. 1-3543, as Exhibit 10.1). | | | | X |
| 10.51.2 | Amendment No. 1 to the Amended and Restated Credit Agreement (filed in Form 8-K of Duke Energy Indiana, Inc., March 12, 2008, File No. 1-3543, as Exhibit 10.1). | | | | X |
| 10.52 | Agreements with Piedmont Electric Membership Corporation, Rutherford Electric Membership Corporation and Blue Ridge Electric Membership Corporation to provide wholesale electricity and related power scheduling services from September 1, 2006 through December 31, 2021 (filed with the Form 10-Q of Duke Energy Corporation for the quarter ended June 30, 2006, File No. 1-32853, as Exhibit 10.15). | X | | | |
| 10.53 | Asset Purchase Agreement by and between Duke Energy Indiana, Inc., as Seller, and Wabash Valley Power Association, Inc., as Buyer, Dated as of December 1, 2006 (filed with Form 10-Q of Duke Energy Indiana, Inc. (formerly PSI Energy, Inc.) for the quarter ended September 30, 1996, File No. 1-3543). | | | | X |

| Exhibit Number | | Duke Energy | Duke Energy Carolinas | Duke Energy Ohio | Duke Energy Indiana |
|---|---|---|---|---|---|
| 10.54 | Purchase and Sale Agreement by and among Cinergy Capital & Trading, Inc., as Seller, and Fortis Bank, S.A./N.V., as Buyer, dated as of June 26, 2006 (filed with Form 8-K of Duke Energy Corporation, File No. 1-32853, June 30, 2006, as Exhibit 10.1). | X | | | |
| 10.55 | $330,000,000 Letter of Credit Agreement dated as of September 19, 2008, among Duke Energy Indiana, Inc., Duke Energy Kentucky, Inc., the banks listed therein, Bank of America, N.A., as Administrative Agent, Banco Bilbao Vizcaya Argentaria, S.A.-New York Branch, as Syndication Agent, and the Bank of Tokyo-Mitsubishi UFJ, Ltd., Intesa Sanpaolo S.p.A., New York Branch, Mizuho Corporate Bank (USA), and Wells Fargo Bank, National Association, as Co-Documentation Agents (filed with Form 10-Q of Duke Energy Indiana, Inc. for the quarter ended September 30, 2008, File No. 1-3543, as Exhibit 10.1). | | | | X |
| 10.56** | Form of Amendment to Performance Award Agreement and Phantom Stock Award Agreement (filed with Form 8-K of Duke Energy Corporation, File No. 1-32853, August 24, 2006, as Exhibit 10.1). | X | | | |
| 10.57 | Engineering, Procurement and Construction Management Agreement dated December 15, 2008 between Duke Energy Indiana, Inc. and Bechtel Power Corporation (Portions of the exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended). | | | | X |
| 10.58** | Form of Amendment to Phantom Stock Award Agreement (filed with Form 8-K of Duke Energy Corporation, File No. 1-32853, August 24, 2006, as Exhibit 10.2). | X | | | |
| 10.59 | Formation and Sale Agreement by and among Duke Ventures, LLC, Crescent Resources, LLC, Morgan Stanley Real Estate Fund V U.S. L.P., Morgan Stanley Real Estate Fund V Special U.S., L.P., Morgan Stanley Real Estate Investors V U.S., L.P., MSP Real Estate Fund V, L.P., and Morgan Stanley Strategic Investments, Inc., dated as of September 7, 2006 (filed with the Form 10-Q of Duke Energy Corporation for the quarter ended September 30, 2006, File No. 1-32853, as Exhibit 10.3). | X | | | |
| 10.60 | Fifteenth Supplemental Indenture, dated as of April 3, 2006, among the registrant, Duke Energy and JPMorgan Chase Bank, N.A. (as successor to Guaranty Trust Company of New York), as trustee (the "Trustee"), supplementing the Senior Indenture, dated as of September 1, 1998, between Duke Energy Carolinas, LLC (formerly Duke Energy Corporation) and the Trustee (filed with the Form 10-Q of Duke Energy Corporation for the quarter ended June 30, 2006, File No. 1-32853, as Exhibit 10.1). | X | | | |
| 10.60.1 | Stock Option Grant Agreement between Duke Energy Corporation and James E. Rogers, dated April 4, 2006 (filed with Form 8-K of Duke Energy Corporation, File No. 1-32853, April 6, 2006, as Exhibit 10.4). | X | | | |
| 10.61** | Duke Energy Corporation 2006 Long-Term Incentive Plan (filed with Form 8-K of Duke Energy Corporation, File No. 1-32853, October 27, 2006, as Exhibit 10.1). | X | | | |
| 10.62 | Tax Matters Agreement, dated as of December 13, 2006, by and between Duke Energy Corporation and Spectra Energy Corp (filed with Form 8-K of Duke Energy Corporation, File No. 1-32853, December 15, 2006, as Exhibit 10.1). | X | | | |
| 10.63 | Transition Services Agreement, dated as of December 13, 2006, by and between Duke Energy Corporation and Spectra Energy Corp (filed with Form 8-K of Duke Energy Corporation, File No. 1-32853, December 15, 2006, as Exhibit 10.2). | X | | | |
| 10.63.1 | Amendment No. 1 to the Transition Services Agreement, dated as of December 13, 2006, by and between Duke Energy Corporation and Spectra Energy Corp. (filed in Form 10-Q of Duke Energy Corporation for the quarter ended March 31, 2007, File No. 1-32853, as Exhibit 10.4). | X | | | |

| Exhibit Number | | Duke Energy | Duke Energy Carolinas | Duke Energy Ohio | Duke Energy Indiana |
|---|---|---|---|---|---|
| 10.63.2 | Amendment No. 2 to the Transition Services Agreement, dated as of December 13, 2006, by and between Duke Energy Corporation and Spectra Energy Corp. (filed in Form 10-Q of Duke Energy Corporation for the quarter ended March 31, 2007, File No. 1-32853, as Exhibit 10.5) | X | | | |
| 10.63.3 | Amendment No. 3 to the Transition Services Agreement, dated as of December 13, 2006, by and between Duke Energy Corporation and Spectra Energy Corp. (filed in Form 10-Q of Duke Energy Corporation for the quarter ended June 30, 2007, File No. 1-32853, as Exhibit 10.3). | X | | | |
| 10.63.4 | Amendment No. 4 to the Transition Services Agreement, dated as of June 30, 2007, by and between Duke Energy Corporation and Spectra Energy Corp. (filed in Form 10-Q of Duke Energy Corporation for the quarter ended September 30, 2007, File No. 1-32853, as Exhibit 10.1). | X | | | |
| 10.64 | Employee Matters Agreement, dated as of December 13, 2006, by and between Duke Energy Corporation and Spectra Energy Corp. (filed with Form 8-K of Duke Energy Corporation, File No. 1-32853, December 15, 2006, as Exhibit 10.3) | X | | | |
| 10.65 | First Amendment to Employee Matters Agreement, dated as of September 28, 2007 (filed in Form 10-Q of Duke Energy Corporation for the quarter ended September 30, 2007, File No. 1-32853, as Exhibit 10.3). | X | | | |
| 10.66** | Duke Energy Corporation Directors' Savings Plan I & II, as amended and restated (filed with Form 8-K of Duke Energy Corporation, dated October 31, 2007, File No. 1-4298, as Exhibit 10.2). | X | | | |
| 10.67** | Form of Phantom Stock Award Agreement (filed in Form 8-K of Duke Energy Corporation, March 8, 2007, File No. 1-32853, as item 10.01). | X | | | |
| 10.68** | Form of Performance Share Award Agreement (filed in Form 8-K of Duke Energy Corporation, March 8, 2007, File No. 1-32853, as item 10.02). | X | | | |
| 10.69 | Separation and Distribution Agreement, dated as of December 13, 2006, by and between Duke Energy Corporation and Spectra Energy Corp. (filed in Form 8-K of Duke Energy Corporation, File No. 1-32853, December 15, 2006, as item 2.1). | X | | | |
| 10.69.1 | Amendment No. 1 to the Separation and Distribution Agreement, dated as of December 13, 2006, by and between Duke Energy Corporation and Spectra Energy Corp. (filed in Form 10-Q of Duke Energy Corporation for the quarter ended March 31, 2007, File No. 1-32853, as Exhibit 10.3). | X | | | |
| 10.70** | Amendment to the Duke Energy Corporation 1998 Long-Term Incentive Plan, effective as of February 27, 2007, by and between Duke Energy Corporation and Spectra Energy Corp. (filed in Form 10-Q of Duke Energy Corporation for the quarter ended March 31, 2007, File No. 1-32853, as Exhibit 10.6). | X | | | |
| 10.71** | Amendment to the Duke Energy Corporation 2006 Long-Term Incentive Plan, effective as of February 27, 2007, by and between Duke Energy Corporation and Spectra Energy Corp. (filed in Form 10-Q of Duke Energy Corporation for the quarter ended March 31, 2007, File No. 1-32853, as Exhibit 10.7). | X | | | |
| 10.72 | $2,650,000,000 Amended and Restated Credit Agreement, dated as of June 28, 2007, among Duke Energy Corporation, Duke Energy Carolinas, LLC, Duke Energy Ohio, Inc., Duke Energy Indiana, Inc. and Duke Energy Kentucky, Inc., as Borrowers, the banks listed therein, Wachovia Bank, National Association, as Administrative Agent, JPMorgan Chase Bank, National Association, Barclays Bank PLC, Bank of America, N.A. and Citibank, N.A., as Co-Syndication Agents and The Bank of Tokyo-Mitsubishi, Ltd., New York Branch and Credit Suisse, as Co-Documentation Agents (filed in Form 8-K of Duke Energy Corporation, July 5, 2007, File No. 1-32853, as Exhibit 10.1; the agreement was executed June 28). | X | | | |

| Exhibit Number | | Duke Energy | Duke Energy Carolinas | Duke Energy Ohio | Duke Energy Indiana |
|---|---|---|---|---|---|
| 10.72.1 | Amendment No. 1 to Amended and Restated Credit Agreement (filed in Form 8-K of Duke Energy Corporation, March 12, 2008, File No. 1-32853, as Exhibit 10.1). | X | | | |
| 10.73 | Engineering, Procurement and Construction Agreement, dated July 11, 2007, by and between Duke Energy Carolinas, LLC and Stone & Webster National Engineering P.C. (portions of the exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended) (filed in Form 10-Q of Duke Energy Corporation for the quarter ended September 30, 2007, File No. 1-32853, as Exhibit 10.2). | X | | | |
| 10.74** | Change in Control Agreement by and between Duke Energy Corporation and James L. Turner, dated April 4, 2006 (filed with Form 10-K of Duke Energy Corporation for the year ended December 31, 2007, File No. 1-32853, as Exhibit 10.64.1). | X | | | |
| 10.75** | Change in Control Agreement by and between Duke Energy Corporation and Marc E. Manly, dated April 4, 2006 (filed with Form 10-K of Duke Energy Corporation for the year ended December 31, 2007, File No. 1-32853, as Exhibit 10.66.1). | X | | | |
| 10.76 | Amended and Restated Engineering, Procurement and Construction Agreement, dated February 20, 2008, by and between Duke Energy Carolinas, LLC and Stone & Webster National Engineering P.C. (portions of the exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended) (filed in Form 10-Q of Duke Energy Corporation for the quarter ended March 31, 2008, File No. 1-32853, as Exhibit 10.1). | X | | | |
| 10.77** | Form of Phantom Stock Agreement (filed on Form 8-K of Duke Energy Corporation, February 22, 2008, File No. 1-32853, as Exhibit 10.1). | X | | | |
| 10.78** | Form of Performance Share Agreement (filed on Form 8-K of Duke Energy Corporation, February 22, 2008, File No. 1-32853, as Exhibit 10.2). | X | | | |
| 10.79 | Amendment No. 1 to the Amended and Restated Credit Agreement (filed on Form 8-K of Duke Energy Corporation, March 12, 2008, File No. 1-32853, as Exhibit 10.1). | X | | | |
| 10.80** | Summary of Director Compensation Program (filed in Form 10-Q of Duke Energy Corporation for the quarter ended June 30, 2008, File No. 1-32853, as Exhibit 10.1). | X | | | |
| 10.81 | Agreement and Plan of Merger by and among DEGS Wind I, LLC, DEGS Wind Vermont, Inc., Catamount Energy Corporation (filed in Form 10-Q of Duke Energy Corporation for the quarter ended June 30, 2008, File No. 1-32853, as Exhibit 10.2). | X | | | |
| 10.82 | Amended and Restated Engineering and Construction Agreement, dated as of December 21, 2009, by and between Duke Energy Carolinas, LLC and Shaw North Carolina, Inc. | X | | | |
| 10.83 | Operating Agreement of Pioneer Transmission, LLC (filed in Form 10-Q of Duke Energy Corporation for the quarter ended September 30, 2008, File No. 1-32583, as Exhibit 10.1). | X | | | |
| 10.84** | Amendment to Duke Energy Corporation Executive Savings Plan, effective as of August 26, 2008 (filed on Form 8-K of Duke Energy Corporation, September 2, 2008, File No. 1-32583, as Exhibit 10.1). | X | | | |
| 10.85** | Duke Energy Corporation Executive Cash Balance Plan, as Amended and Restated Effective August 26, 2008 (filed on Form 8-K of Duke Energy Corporation, September 2, 2008, File No. 1-32583, as Exhibit 10.2). | X | | | |

| Exhibit Number | | Duke Energy | Duke Energy Carolinas | Duke Energy Ohio | Duke Energy Indiana |
|---|---|---|---|---|---|
| 10.86** | Amendment to Employment Agreement with James E. Rogers, effective as of August 26, 2008 (filed on Form 8-K of Duke Energy Corporation, September 2, 2008, File No. 1-32583 as Exhibit 10.3). | X | | | |
| 10.87** | Form of Amended and Restated Change in Control Agreement, effective as of August 26, 2008 (filed on Form 8-K of Duke Energy Corporation, September 2, 2008, File No. 1-32583 as Exhibit 10.4). | X | | | |
| 10.88** | Amendment to Phantom Stock and Performance Awards with James E. Rogers, effective as of August 26, 2008 (filed on Form 8-K of Duke Energy Corporation September 2, 2008, File No. 1-32853, as Exhibit 10.5). | X | | | |
| 10.89** | Amendment to Deferred Compensation Agreement with James E. Rogers, effective as of August 26, 2008 (filed on Form 8-K of Duke Energy Corporation, September 2, 2008, File No. 1-32583, as Exhibit 10.6). | X | | | |
| 10.90** | Amendment to Award Agreements pursuant to the Long-Term Incentive Plans (Employees), effective as of August 26, 2008 (filed on Form 8-K of Duke Energy Corporation, September 2, 2008, File No. 1-32583, as Exhibit 10.7). | X | | | |
| 10.91** | Amendment to Award Agreements pursuant to the Long-Term Incentive Plans (Directors), effective as of August 26, 2008 (filed on Form 8-K of Duke Energy Corporation, September 2, 2008, File No. 1-32583, as Exhibit 99.1). | X | | | |
| 10.92** | Amendment to Duke Energy Corporation Directors' Savings Plan, effective as of August 26, 2008 (filed on Form 8-K of Duke Energy Corporation, September 2, 2008, File No. 1-32583, as Exhibit 99.2). | X | | | |
| 10.93** | Deferred Compensation Agreement dated December 16, 1992, between PSI Energy, Inc. and James E. Rogers, Jr. | X | | | |
| 10.94 | Engineering, Procurement and Construction Management Agreement dated December 15, 2008 between Duke Energy Indiana, Inc. and Bechtel Power Corporation. (Portions of the exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended). | X | | | |
| 10.95 | Retirement Agreement by and between Duke Energy Business Services LLC and David L. Hauser, effective as of June 22, 2009 (filed on Form 8-K of Duke Energy Corporation, June 26, 2009, File No. 1-32853, as Exhibit 99.1). | X | | | |
| 10.96 | Amended and Restated Engineering and Construction Agreement, dated as of March 8, 2010, by and between Duke Energy Carolinas, LLC and Shaw North Carolina, Inc. (filed in Form 10-Q of Duke Energy Corporation for the quarter ended March 31, 2010, File No. 1-32853, as Exhibit 10.1). | X | X | | |
| *10.97** | Retirement Agreement dated December 9, 2010 between James L. Turner and Duke Energy Business Services LLC (filed on Form 8-K of Duke Energy Corporation, December 9, 2010, File No. 1-32583 as Exhibit 10.1). | X | | | |
| 10.98** | Form of Performance Award Agreement of Duke Energy Corporation (filed on Form 8-K of Duke Energy Corporation, February 22, 2011, File No. 1-32583 as Exhibit 10.1). | X | | | |
| 10.99** | Form of Phantom Stock Award of Duke Energy Corporation (filed on Form 8-K of Duke Energy Corporation, February 22, 2011, File No. 1-32583 as Exhibit 10.2). | X | | | |
| 10.100** | Form of Performance Award Agreement by and between Duke Energy Corporation and James E. Rogers (filed on Form 8-K of Duke Energy Corporation, February 22, 2011, File No. 1-32583 as Exhibit 10.3). | X | | | |

| Exhibit Number | | Duke Energy | Duke Energy Carolinas | Duke Energy Ohio | Duke Energy Indiana |
|---|---|---|---|---|---|
| 10.101 | Duke Energy Corporation Executive Severance Plan (filed on Form 8-K of Duke Energy Corporation, January 10, 2011, File No. 1-32583 as Exhibit 10.1). | X | | | |
| 10.102 | Form of Amendment to Change in Control Agreement by Duke Energy Corporation. | X | | | |
| 10.103 | $200,000,000 Credit Agreement dated as of April 7, 2010 among Duke Energy Corporation and Duke Energy Carolinas, LLC, as Borrowers, the banks listed therein, Branch Banking and Trust Company, as Administrative Agent, Regions Bank, as Syndication Agent and First Tennessee Bank N.A. and RBC Bank (USA) as Co-Documentation Agents (filed on Form 8-K of Duke Energy Corporation, April 12, 2010, File No. 1-32583 as Exhibit 10.1). | X | X | | |
| 10.104 | Ninety-First Supplemental Indenture dated as of June 7, 2010 of Duke Energy Carolinas, LLC to The Bank of New York Mellon Trust Company, N.A., as Trustee (filed on Form 8-K of Duke Energy Carolinas, LLC, June 7, 2010, File No. 1-04928 as Exhibit 4.1). | | X | | |
| 10.105 | Sixty-Second Supplemental Indenture, dated as of July 9, 2010, between the Company and Deutsche Bank National Trust Company, as trustee, providing for the issuance of the Bonds. (filed on Form 8-K of Duke Energy Indiana, July 9, 2010, File No. 1-03543 as Exhibit 4.1). | | | X | |
| 10.106 | $6,000,000,000 Five-Year Credit Agreement, dated as of November 18, 2011, among the Corporation, Duke Energy Carolinas, LLC, Duke Energy Ohio, Inc., Duke Energy Indiana, Inc. and Duke Energy Kentucky, Inc., as Borrowers, the lenders listed therein, Wells Fargo Bank, National Association, as Administrative Agent, Bank of America, N.A. and The Royal Bank of Scotland plc, as Co-Syndication Agents and Bank of China, New York Branch, Barclays Bank PLC, Citibank, N.A., Credit Suisse AG, Cayman Islands Branch, Industrial and Commercial Bank of China Limited, New York Branch, JPMorgan Chase Bank, N.A. and UBS Securities LLC, as Co-Documentation Agents. (filed on Form 8-K of Duke Energy Corporation, Duke Energy Carolinas, LLC, Duke Energy Indiana, Inc. and Duke Energy Ohio, Inc., November 25, 2011, File No. 1-01232, as Exhibit 10.1). | X | X | X | X |
| 10.107** | Form of Performance Award Agreement of Duke Energy Corporation under the Duke Energy Corporation 2010 Long-Term Incentive Plan (filed on Form 8-K of Duke Energy Corporation, February 22, 2011, File No. 1-32853, as Exhibit 10.1). | X | | | |
| 10.108** | Form of Phantom Stock Award Agreement of Duke Energy Corporation under the Duke Energy Corporation 2010 Long-Term Incentive Plan (filed on Form 8-K of Duke Energy Corporation, February 22, 2011, File No. 1-32853, as Exhibit 10.2). | X | | | |
| 10.109** | Form of Performance Award Agreement by and between Duke Energy Corporation and James E. Rogers under the Duke Energy Corporation 2010 Long-Term Incentive Plan (filed on Form 8-K of Duke Energy Corporation, February 22, 2011, File No. 1-32853, as Exhibit 10.3). | X | | | |
| *12.1 | Computation of Ratio of Earnings to Fixed Charges — DUKE ENERGY CORPORATION | X | | | |
| *12.2 | Computation of Ratio of Earnings to Fixed Charges — DUKE ENERGY CAROLINAS | | X | | |
| *12.3 | Computation of Ratio of Earnings to Fixed Charges — DUKE ENERGY OHIO | | | X | |
| *12.4 | Computation of Ratio of Earnings to Fixed Charges — DUKE ENERGY INDIANA | | | | X |

| Exhibit Number | | Duke Energy | Duke Energy Carolinas | Duke Energy Ohio | Duke Energy Indiana |
|---|---|---|---|---|---|
| *21 | List of Subsidiaries. | X | | | |
| *23.1.1 | Consent of Independent Registered Public Accounting Firm. | X | | | |
| *23.1.2 | Consent of Independent Registered Public Accounting Firm. | | X | | |
| *23.1.3 | Consent of Independent Registered Public Accounting Firm. | | | X | |
| *23.1.4 | Consent of Independent Registered Public Accounting Firm. | | | | X |
| *24.1 | Power of attorney authorizing Lynn J. Good and others to sign the annual report on behalf of the registrant and certain of its directors and officers. | X | | | |
| *24.2 | Certified copy of resolution of the Board of Directors of the registrant authorizing power of attorney. | X | | | |
| *31.1.1 | Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. | X | | | |
| *31.1.2 | Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. | | X | | |
| *31.1.3 | Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. | | | X | |
| *31.1.4 | Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. | | | | X |
| *31.2.1 | Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. | X | | | |
| *31.2.2 | Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. | | X | | |
| *31.2.3 | Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. | | | X | |
| *31.2.4 | Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. | | | | X |
| *32.1.1 | Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. | X | | | |
| *32.1.2 | Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. | | X | | |
| *32.1.3 | Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. | | | X | |
| *32.1.4 | Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. | | | | X |
| *32.2.1 | Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. | X | | | |
| *32.2.2 | Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. | | X | | |
| *32.2.3 | Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. | | | X | |
| *32.2.4 | Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. | | | | X |
| *101 | Financials in XBRL Format | X | X | X | X |

The total amount of securities of the registrant or its subsidiaries authorized under any instrument with respect to long-term debt not filed as an exhibit does not exceed 10% of the total assets of the registrant and its subsidiaries on a consolidated basis. The registrant agrees, upon request of the Securities and Exchange Commission, to furnish copies of any or all of such instruments to it.

### Annual Meeting
The 2012 Annual Meeting of Duke Energy Shareholders will be:

Date: Thursday, May 3, 2012

Time: 10 a.m.

Place: O.J. Miller Auditorium
Energy Center
526 South Church Street
Charlotte, NC 28202

### Shareholder Services
Shareholders may call 800-488-3853 or 704-382-3853 with questions about their stock accounts, legal transfer requirements, address changes, replacement dividend checks, replacement of lost certificates or other services. Additionally, registered shareholders can view their account online through DUK-Online, available at www.duke-energy.com. Send written requests to:

Investor Relations
Duke Energy
P.O. Box 1005
Charlotte, NC 28201-1005

For electronic correspondence, visit www.duke-energy.com/investors/contactIR.

### Stock Exchange Listing
Duke Energy's common stock is listed on the New York Stock Exchange. The company's common stock trading symbol is DUK.

### Website Addresses
Corporate home page: www.duke-energy.com

Investor Relations: www.duke-energy.com/investors

### InvestorDirect Choice Plan
The InvestorDirect Choice Plan provides a simple and convenient way to purchase common stock directly through the company, without incurring brokerage fees. Purchases may be made weekly. Bank drafts for monthly purchases, as well as a safekeeping option for depositing certificates into the plan, are available.

The plan also provides for full reinvestment, direct deposit or cash payment of a portion of the dividends. Additionally, participants may register for DUK-Online, our online account management service.

### Financial Publications
Duke Energy's annual report and related financial publications can be found on our website at www.duke-energy.com/investors. Printed copies are also available free of charge upon request.

### Duplicate Mailings
If your shares are registered in different accounts, you may receive duplicate mailings of annual reports, proxy statements and other shareholder information. Call Investor Relations for instructions on eliminating duplications or combining your accounts.

### Transfer Agent and Registrar
Duke Energy maintains shareholder records and acts as transfer agent and registrar for the company's common stock.

### Dividend Payment
Duke Energy has paid quarterly cash dividends on its common stock for 85 consecutive years. For the remainder of 2012, dividends on common stock are expected to be paid, subject to declaration by the Board of Directors, on March 16, June 18, Sept. 17 and Dec. 17.

### Bond Trustee
If you have questions regarding your bond account, call 800-254-2826, or write to:

The Bank of New York Mellon
Global Trust Services
101 Barclay Street — 21st Floor
New York, NY 10286

### Send Us Feedback
We welcome your opinion on this annual report. Please visit www.duke-energy.com/investors, where you can view and provide feedback on both the print and online versions of this report. Or contact Investor Relations directly. Duke Energy is an equal opportunity employer. This report is published solely to inform shareholders and is not to be considered an offer, or the solicitation of an offer, to buy or sell securities.

Products with a Mixed Sources label support the development of responsible forest management worldwide. The wood comes from Forest Stewardship Council® (FSC)®-certified well-managed forests, company-controlled sources and/or recycled material. This annual report is printed on paper manufactured with energy generated from renewable sources.

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Duke Energy®

## OUR MISSION

At Duke Energy, we make people's lives better by providing gas and electric services in a sustainable way — affordable, reliable and clean. This requires us to constantly look for ways to improve, to grow and to reduce our impact on the environment.

## OUR VALUES

**Safety:** We put safety first in all we do.

**Caring:** We look out for each other. We strive to make the environment and communities around us better places to live.

**Integrity:** We do the right thing. We honor our commitments. We admit when we're wrong.

**Openness:** We're open to change and to new ideas from our co-workers, customers and other stakeholders. We explore ways to grow our business and make it better.

**Passion:** We're passionate about what we do. We strive for excellence. We take personal accountability for our actions.

**Respect:** We value diverse talents, perspectives and experiences. We treat others the way we want to be treated.